SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT'S PROPOSAL AND

MANUAL FOR PARTICIPATION IN GENERAL MEETINGS

207th Extraordinary General Meeting

July 10, 2023

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	4
II.	Guidance for Participation in the General Meetings	5
	Participation via Ballot Paper	5
	Participation via Digital Platform (Ten Meetings)	6
	Holders of ADRs	9
	Convening of the Extraordinary General Meeting	9
	Voting Rights	9
	Approval of the Matters on the Agenda	9
	Final guidelines	9
III.	Call Notice	10
IV.	Management's Proposal	15

Annexes

Annex I - Company’s Bylaws with the proposed changes highlighted, according to art. 12 of CVM Resolution 81/2022

Annex II - Proposal to amend the Company's Bylaws to change the rules regarding the authorized capital with a description of the current and proposed articles and the justifications for the change, in accordance with art. 12 of CVM Resolution 81/2022

Annex III - Consolidated Company's Bylaws

Annex IV - Information regarding the creation of a new class of special class preferred shares, pursuant to art. 18 of CVM Resolution 81/2022

Annex V - Company's Bylaws reflecting the transformation of the Company into a corporation with dispersed capital and no controlling shareholder, with the proposed changes highlighted, according to art. 12 of CVM Resolution 81/2022

Annex VI - Proposal to amend the Company's Bylaws to transform the Company into a corporation with dispersed capital and no controlling shareholder, describing the current and proposed articles and the justifications for the change, according to art. 12 of CVM Resolution 81/2022

Annex VII - Information regarding the conversion of the Company's preferred shares into common shares, pursuant to art. 18 of CVM Resolution 81/2022

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Annex VIII - Information regarding the withdrawal right arising from the conversion of preferred shares into common shares, in accordance with art. 21 of CVM Resolution 81/2022

Annex IX - Company Bylaws reflecting conversion of preferred shares into common shares, extinction of Units and inclusion of provisions set forth in the Novo Mercado Listing Rules, with the proposed changes highlighted, according to art. 12 of CVM Resolution 81/2022

Annex X - Proposal to amend the Company's Bylaws to convert preferred shares into common shares, extinguish Units and include the provisions set forth in the Novo Mercado Regulations, describing the current and proposed articles and the justifications for the amendment, pursuant to article 12 of CVM Resolution 81/2022

Annex XI - Opinion of the Supervisory Board on the amendment of the Company's Bylaws

Manual for participation in General Meetings 3/24

I.	Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in General Shareholders’ Meetings of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency, equity, accountability and corporate responsibility.

The Manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the corporate agenda of the Company. This Manual seeks to encourage and enable the participation of shareholders in the General Meetings.

The matters to be presented for resolution of shareholders are described in the Call Notice and in the Management’s Proposal for the EGM as well as the types of shares granting the right to vote on each item of the agenda.

Copel’s 207th Extraordinary General Meeting was called for July 10, 2023, at 2:30 p.m., and will be held exclusively digitally, with the participation of its shareholders virtually, through Ten Meetings digital platform.

It is also important to mention that the Meeting will be attended by, among others, the Chief Executive Officer, Chief Governance, Risk and Compliance Officer, the Chief Financial and Investor Relations Officer, the chairman of the Supervisory Board, and the chairman of the Statutory Audit Committee, who will be able to provide additional clarifications, if necessary, on the subjects on the agenda.

Your participation is very important, considering that issues relevant to the Company and its shareholders will be dealt with in the 207th Extraordinary General Meeting.

Yours sincerely,

Marcel Martins Malczewski

Chairman of the Board of Directors

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II.	Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting: (a) via Ballot Paper, made available to shareholders on the following websites: the Company’s (http://ri.copel.com), B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and Brazilian Securities and Exchange Commission (CVM); or (b) via Digital Platform (Ten Meetings) (https://www.tenmeetings.com.br/assembleia/portal/?id=DBA46932266B) which may be accessed personally or by a duly appointed proxy, pursuant to CVM Resolution no. 81/2022, as described below.

Participation via Ballot Paper

In order to facilitate and encourage the participation of its shareholders, the Company will adopt the remote voting system under the terms of CVM Resolution no. 81/2022, allowing its Shareholders to send distance voting ballots through their respective custody agents, by the Bookkeeping Agent or directly to the Company, in accordance with the following guidelines:

Distance voting ballots have been made available on the Company's website (https://ri.copel.com/) and on the CVM's (http://gov.br/cvm) and B3's (http://www.b3.com.br/pt_br/) websites, in printable and manually fillable versions.

Shareholders who choose to exercise their right to vote at a distance may (i) fill out and send the voting form directly to the Company, or (ii) transmit the filling out instructions to qualified service providers, according to the guidelines below:

•     Exercise of voting rights through service providers - Remote voting system - Shareholders who choose to exercise their right to vote at a distance through service providers should transmit their voting instructions to their respective custody agents or through the bookkeeping agent (Banco Bradesco S.A.), in accordance with the rules determined by the latter, which, in turn, will forward such votes to the Central Depository of B3. To this end, shareholders should contact their custody agents or the bookkeeping agent (Banco Bradesco S.A.) and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so.

•     Shareholder sending the ballot directly to the Company - The shareholder who chooses to exercise his/her voting right at a distance directly to the Company should, preferably, send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: acionistas@copel.com. Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to Copel's head office at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Department, at its Shareholders and Custody Department.

For the voting form to be considered valid, it is essential that (i) its fields are duly filled out; (ii) all of its pages are initialed; and (iii) at the end, the shareholder or his/her legal representative, as the case may be and according to the terms of the legislation in effect, has signed the form, and that it is accompanied by a certified copy of the following documents: (a) for individuals: - identity document with photo of the shareholder; (b) for legal entities: - last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and - identity document with a photo of the legal representative; (c) for investment funds: - last consolidated regulation of the fund; - bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund and corporate documents that prove the powers of representation; and - identity document with a photo of the legal representative.

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The documents must be received by the Company, in full order, within seven (7) days prior to the date of the General Meeting, that is, by July 03, 2023 (including), pursuant to article 27 of CVM Resolution no. 81/2022. Ballots received by the Company after this date will not be considered.

Within 3 (three) days from the date of receipt, Copel will inform the shareholder if the documents sent are sufficient for the vote to be valid or of the need for rectification, under the terms of CVM Resolution no. 81/2022.

In addition, the Company informs that: (i) in case of receipt of divergent ballot papers for a same CPF or CNPJ number, received directly by the Company and by the bookkeeping agent, the ballot sent by the bookkeeping agent will prevail, pursuant CVM Resolution no. 81/2022; (ii) when the Custodian Agent receives divergent voting instructions for a same CPF or CNPJ, both will be disregarded, pursuant to CVM Resolution no. 81/2022; (iii) once the period for receiving remote voting has expired, the shareholder will not be able to change the voting instructions, except at the General Meeting itself; (iv) in the event of adjournment of the meeting, the voting instructions will be considered normally, as well as in its holding on second call, provided that the adjournment is less than 30 days from the initially scheduled date, pursuant to CVM Resolution no. 81/2022.

Participation via Digital Platform (Ten Meetings)

The Extraordinary General Meeting shall be held exclusively in digital mode, with the shareholders taking part virtually.

For participation via Digital Platform, the following procedures will be observed:

The shareholder must necessarily register on the Ten Meetings platform, at the event's website (https://www.tenmeetings.com.br/assembleia/portal/?id=DBA46932266B) up to 2 days prior to the event, that is, until July 08, 2023, fill in all the registration data and attach all the necessary documents to enable his participation and/or vote at the Assembly.

In the case of proxy or representative, the registration must be made with their data, at the same electronic address in the item above. The proxy or representative must then register each shareholder he/she will represent and attach the respective documents proving the status of shareholder and proxy, as follows:

•     Individual Shareholder:

(a) valid identification with photo of the shareholder or proxy;

(b) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions;

(c) instrument granting powers to a third party, in case the shareholder participates represented by proxy; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

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•     Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative;

(b) documents that prove representation, including a copy of the power of attorney, of the professional qualification documents and/or of the minutes of the election of the administrator that grants the power of attorney or attends the Extraordinary General Meetings; and in the case of an investment fund, copies of (i) bylaws/regulations in force of the fund and its manager or administered, as the case may be, observing the fund's voting policy, (ii) documents of professional qualification of the fund's representative; and (iii) corporate documents that prove the powers of representation of the one participating in the Meetings or granting a proxy;

(c) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

For participation through a proxy, the granting of representation powers must have taken place less than one (1) year before, pursuant to art. 126, § 1 of Law 6,404/1976.

Additionally, in compliance with the provisions of art. 654, §§1 and §2 of the Civil Code, the power of attorney must contain an indication of the place where it was issued, the full qualification of the grantor and the grantee, the date and the purpose of the grant, with the designation and extension of the powers granted, and the signature of the grantor.

The Company's natural person shareholders can only be represented at the Meeting by an attorney-in-fact who is a shareholder, a Company manager, a lawyer or a financial institution, as provided for in article 126, paragraph 1 of Law 6404/1976. The legal entities that are shareholders of the Company may be represented by an attorney-in-fact appointed in accordance with their articles of association or bylaws and according to the rules of the Civil Code, without the need for such person to be a Company manager, shareholder or attorney-in-fact (Proc. CVM Instruction no. 586/2017; 4.11.2014).

The Company will analyze the information and documents received and will approve the registration. The shareholder will receive an email at the registered address indicating the approval or rejection of the registration, and, in the latter case, if applicable, guidelines for the regularization of the registration. In the case of proxy/representative, he will receive an individual e-mail regarding the qualification status of each registered shareholder, and should provide, if necessary, document complementation.

The proxy that may represent more than one shareholder will only be able to vote at the meeting for the shareholders whose qualification has been confirmed by the Company.

On the date of the Meeting, up to one hour before the beginning of the Meeting, the shareholder will receive a reminder for participation, and should access the Meeting through the same website used for registration and using the same login information and password initially registered.

Under the terms of article 6, §3 of CVM Resolution no. 81, the access to the Digital Platform will not be admitted by shareholders (directly or via proxies) who do not register through the above link and/or fail to attach the necessary participation documents within the term provided herein.

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Availability of information and guidelines for access to the Digital Platform:

After the qualification is confirmed by the Company as to the verification of the regularity of the representation documents sent in the terms above, an e-mail will be forwarded to each shareholder (or their respective proxy, as the case may be) that has made the regular registration of participation, containing the information and guidelines for access to the Digital Platform.

It should be noted that the e-mail confirming the registration as well as the reminder for the Meeting will be sent exclusively to the e-mail address informed in the registration form.

Guidelines on the use of the Digital Platform can be found in the "Manual de Uso da Plataforma Ten Meetings", which is available on the participation registration page.

If the shareholder (or his proxy, as the case may be) has not received confirmation of his registration, he should contact the Company by e-mail at acionistas@copel.com up to two (2) hours before the beginning of the Meeting, so that the instructions can be forwarded to him again.

In the event of the need for document complementation and/or additional clarification in relation to the documents sent for the purposes of registration for participation, the Company will contact the shareholder (or his/her respective proxy, as the case may be) to request such document complementation and/or additional clarification in sufficient time to enable the confirmation of the registration within the period referred to above.

The Company also emphasizes that the information and guidelines for access to the Digital Platform, including, but not limited to, the access password, are unique and non-transferable, and the shareholder (or his/her respective proxy, as the case may be) takes full responsibility for the possession and confidentiality of the information and guidelines transmitted to him/her by the Company under the terms of this Manual.

Thus, shareholders commit to: (i) use the logins and passwords registered solely and exclusively for the remote monitoring and/or voting on the Meeting, (ii) not transfer or disclose, in whole or in part, the logins and passwords registered to any third party, shareholder or not, being the invitation non-transferable, and (iii) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meeting.

To access the Digital Platform, the following are required: (i) computer or smartphones with camera and audio that can be enabled and (ii) internet access connection of at least 100 mb. Access by videoconference should preferably be made through the Google Chrome or Edge browsers, noting that Mozila Firefox or Safari browsers are not compatible with the Digital Platform. In addition, it is also recommended that the shareholder disconnect any VPN or platform that may be using his camera before accessing the Digital Platform.

Although the platform is compatible with all operating systems, and can also be accessed via smartphone, it is recommended that the shareholder use a computer, to have a better view of the event, giving preference to a Wi-Fi network for a more stable connection. We emphasize the need to use the Chrome or Edge browsers (Mozilla Firefox, Safari and others cannot be used).

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The Company informs that there will be a full recording of the Meeting, as required by item II, Paragraph 1, Article 21-C, and that the duly registered shareholder who participates in the Meeting by digital means will be considered present, being able to exercise his respective voting rights, and sign the respective minutes, pursuant to Article 21-V, III and Paragraphs 1 and 2 of CVM Instruction no. 481/09, as amended by CVM Resolution no. 81/2022.

The Company is not responsible for any operational or connection problems that the shareholder may face, as well as for any other issues beyond the Company's control that may make it difficult or impossible for the shareholder to participate in the General Meetings by digital means.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Convening of the Extraordinary General Meeting

Under the terms of article 135 of the Corporation Law, for the Extraordinary General Meeting to be convened, on first call, it will be necessary for shareholders and/or their legal representatives holding an interest corresponding to at least two-thirds (2/3) of the Company's voting capital to be in a position to attend.

If the aforementioned percentage is not reached, a new call will be made at least eight (8) days in advance, after which the Extraordinary General Meeting will be held if any number of shareholders is present.

Voting Rights

Only holders of common shares will be entitled to vote on the items on the agenda of the Extraordinary General Meeting.

Approval of the Matters on the Agenda

Pursuant to article 129 of the Brazilian Corporate Law, the resolutions of the General Shareholders' Meetings, subject to the exceptions provided for by law, shall be taken by absolute majority of votes, disregarding abstentions.

Since the matters to be considered at the Meeting are not subject to approval by a qualified quorum, approval of the matters on the Meeting's agenda will depend on the vote of an absolute majority of the shares present at the Meeting, disregarding abstentions

Final Guidelines

Should there be any doubt concerning the General Meeting procedures and deadlines, please contact the Division of Shareholders and Regulatory Obligations of the Capital Market the telephone number (+55) 0800 41 2772 or through the e-mail address acionistas@copel.com.

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III.	Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held exclusively in digital mode, pursuant to CVM Resolution no. 81/2022, on July 10, 2023, at 10 a.m., via Ten Meetings digital platform (https://www.tenmeetings.com.br/assembleia/portal/?id=DBA46932266B), to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1. reform and consolidation of the Company's bylaws to provide that the Board of Directors may approve, without statutory modification, the increase of the capital stock, up to the limit of 4,000,000,000 new shares, nominative, book-entry and without par value, for ("Authorized Capital Reform Bylaws"):

(i) capitalization of profits or reserves;

(ii) the issuance, if resolved by the General Meeting, of subscription warrants, convertible debentures or the granting of stock options to management and employees, the exercise of the respective conversion or subscription rights; or

(iii) the placement by stock exchange sale or public subscription of new common shares;

2. authorization for the Company to carry out the public offering for primary distribution of common shares issued by the Company and American Depositary Receipts ("ADR" and "Offering"), and consequent submission of the Offering registration application ("Registration Application"):

(i) to the Brazilian Securities and Exchange Commission ("CVM") pursuant to Federal Law No. 6,385, of December 7, 1976, CVM Resolution No. 160, of July 13, 2022 ("RCVM 160/22"), and other applicable legal and regulatory provisions; and

(ii) to the U.S. Securities and Exchange Commission ("SEC"), pursuant to the U.S. Securities Act of 1933, and other rules adopted by SEC;

3. authorization and delegation to the Board of Directors of powers to ("Delegation"):

(i) negotiate, define and approve all the terms and conditions of the Offering, subject to the provisions of applicable laws and regulations, including, without limitation:

(a) respective schedules, structure and other terms and conditions, including, as applicable, the issuance of additional shares or ADRs (hot issue) and supplemental shares or ADRs (green shoe);

(b) the increase in the Company's capital stock, within the limits of the authorized capital, for purposes of the Offering; and

(c) the issue price of the shares within the scope of the Offering after the conclusion of the bookbuilding procedure ("Price per Share"), observing that the Price per Share cannot be lower than the minimum price per common share;

(ii) approve the prospectuses, forms and other documents, instruments and contracts related to the Offering; and

(iii) authorize the Company's officers to perform all acts that may be necessary in connection with the Offering, including, without limitation, communication with, among others, CVM, SEC and B3 S.A. - Brasil, Bolsa, Balcão ("B3"), and the negotiation, contracting and execution of all documents, instruments and agreements that may be necessary to carry out the Offering;

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4. creation, under suspensive condition to the liquidation of the public offering for secondary distribution of shares to be made by the State of Paraná with the consequent transformation of the Company into a corporation with dispersed capital and no controlling shareholder ("Transformation into Corporation") of a special class preferred share, pursuant to article 17, paragraph 7, of Federal Law 6,404, of December 15, 1976, and in compliance with State Law 21,272, of November 30, 2022, with the following characteristics, preferences and advantages ("Golden Share");

(i) it will be held exclusively by the State of Paraná;

(ii) it may only be redeemed upon legal authorization and resolution of the extraordinary general meeting;

(iii) it will confer priority in the reimbursement of the capital stock, with no premium, corresponding to the percentage of the capital stock figure represented by such share;

(iv) it will not have voting rights and will not acquire full voting rights in case of failure to declare or pay the proceeds to which it is entitled;

(v) as long as the State of Paraná holds shares representing at least 10% of the total shares issued by the Company, it will confer veto power on the resolutions of the general meeting:

(a) that authorize the directors to approve and execute the Annual Investment Plan of Copel Distribuição S.A. if the investments, as of the 2021/2025 tariff cycle, considered prudent by Aneel, do not reach, at least, 2.0x of the Regulatory Reintegration Quota (Quota de Reintegração Regulatória - QRR), of that same Ordinary Tariff Review cycle and/or, in the aggregate, until the end of the concession;

(b) that aim at modifying the Company's bylaws with the purpose of removing or changing:

1. the obligation to maintain the Company's current name;

2. the obligation to maintain the Company's headquarters in the State of Paraná;

3. the prohibition for any shareholder or group of shareholders to exercise votes in a number superior to 10% of the quantity of shares into which the Company's voting capital is divided;

4. the prohibition on the execution, filing and registration of shareholders' agreements for the exercise of voting rights, except for the formation of voting blocs with a number of votes lower than the limit established in the Company's bylaws; and

5. the exclusive authority of the general meeting to authorize the directors to approve and execute the Annual Investment Plan of Copel Distribuição S.A. if the investments, as of the 2021/2025 tariff cycle, considered prudent by Aneel, do not reach, at least, 2.0x of the Regulatory Reintegration Quota (QRR), in that same cycle of Ordinary Tariff Review and/or, in the aggregate, until the end of the concession;

5. conversion, under condition precedent to the Transformation into Corporation, of a common share held by the State of Paraná into a Golden Share, in accordance with State Law 21,272, of November 30, 2022 ("Golden Share Conversion");

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6. full reform and consolidation of the Company's bylaws, under suspensive condition to the Transformation into Corporation, to provide for, among other modifications ("Corporation Bylaws"):

(i) creation and issuance of the Golden Share held by the State of Paraná;

(ii) exclusion of the provisions provided by Federal Law No. 13,303, of June 30, 2016;

(iii) creation of limitation so that no shareholder or group of shareholders will exercise votes corresponding to more than 10% of the total votes conferred by the voting shares in each resolution;

(iv) alteration of the attributions of the statutory committees;

(v) alteration of the composition of the Company's board of directors to provide that all members are elected by the general meeting of shareholders, observing the right to vote separately by shareholders holding preferred shares that meet the requirements of art. 141, § 4 of Federal Law 6,404 of December 15, 1976;

(vi) alteration of the composition of the Company's Supervisory Board to three effective members and respective alternates, with a term of office of one year, reelection being permitted;

(vii) exclusion of the need to assess the economic value of the Company's shares for the purpose of reimbursing dissenting shareholders, such value to be calculated solely on the basis of the book value per share, according to the shareholders' equity contained in the latest financial statements approved by the general meeting;

(viii) adaptation to the structure of a company with dispersed capital and no controlling shareholder; and

(ix) inclusion of a statutory device of protection to shareholding dispersion (poison pill);

7. authorization for the Company's managers to submit to B3 a request, even if conditioned, for the Company to join the special segment of B3's stock market named Novo Mercado (New Market) and to admit the Company's shares to trading on said segment;

8. mandatory conversion of all class A preferred shares and all class B preferred shares into common shares, registered, book-entry and without par value, in the proportion of one class A or class B preferred share for one common share ("Conversion of Shares"), the effectiveness of which will be subject to the fulfillment of the following suspensive conditions ("New Market Suspensive Conditions"):

(i) transformation into Corporation;

(ii) ratification of the Conversion of Shares at a special meeting of preferred shareholders, pursuant to article 136, paragraph 1 of Federal Law 6,404, of December 15, 1976 ("Ratification"); and

(iii) effective admission of the Company to the New Market segment and effective admission to trading of the Company's shares in the New Market segment ("Migration to New Market");

9. extinction, conditioned to the implementation of the New Market Suspensive Conditions, of the program for the issuance of depositary receipts consisting of one common share and four class B preferred shares ("Units");

10. full reform and consolidation of the Company's bylaws, conditioned to the implementation of the New Market Suspensive Conditions, to provide for the Conversion of Shares, the extinction of Units and the inclusion of the mandatory provisions set forth in the New Market regulations; and

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11. authorization for the managers to practice all the necessary acts, in Brazil and abroad, to put into effect all the above resolutions.

Documents referring to the matters to be discussed at the General Meeting, including the Management’s Proposal and the Manual for Participation in General Shareholders’ Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com).

The General Meeting shall be carried out exclusively in digital mode, so the Company’s shareholder may take part:

(a) through a ballot paper for the exercise of his/her voting right at a distance, whose template is available to shareholders on the following websites: the Company’s (http://ri.copel.com), B3 and Brazilian Securities and Exchange Commission (CVM); or

(b) via digital platform (Ten Meetings), which shall be accessed personally or by a dully appointed proxy, according to CVM Resolution no. 81/2022.

We inform you that the shareholder may participate in the Meeting having or not sent the Ballot Paper, but if he/she chooses to vote at the Meeting, any voting instructions previously sent by means of the Ballot by the shareholder will be disregarded, and the vote cast at the Meeting will prevail.

Distance voting ballots may be sent, pursuant to CVM Resolution no. 81/2022, through the Shareholders' custody agents, to the Bookkeeping Agent for the shares issued by the Company, or directly to the Company, in accordance with the guidelines in the Manual for Participation in Shareholders' Meetings.

The proof of share ownership must be made in accordance with Federal Law no. 6404/1976 - Corporation Law and Copel's Bylaws, as applicable.

To participate in the Meetings via Digital Platform, the shareholder must, up to 2 days before the Assembly is held, that is, until July 8, 2023, access the Ten Meetings platform (https://www.tenmeetings.com.br/assembleia/portal/?id=DBA46932266B), fill in all the registration data and attach all the documents necessary for their qualification to participate and/or vote in the Meetings:

- Individual Shareholder:

(a) valid identification with photo of the shareholder;

(b) proof of ownership of shares issued by Copel, issued by the depositary financial institution or custodian; and

(c) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

- Legal Entity Shareholder or Legal Entity:

(a) valid identification with photo of the legal representative;

(b) documents proving representation, including appointment by proxy and copies of professional qualification documents and minutes of the directors' election; and, in the case of an investment fund, copies of (i) bylaws/regulations of the fund in effect, (ii) professional qualification documents of its director, administrator or legal representative, as the case may be; and (iii) the minutes of the election of such persons;

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(c) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

The instructions for accessing the Digital Platform and/or sending the Distance Voting Ballots, pursuant to CVM Resolution no. 81/2022, can be found in the Management’s Proposal and Manual for Participation in Shareholders' Meetings. We inform you that under the terms of the legislation in force, the Meeting will be recorded.

Despite the possibility of participating via Digital Platform, Copel recommends shareholders to adopt the Distance Voting Ballots.

Curitiba, June 07, 2023

Marcel Martins Malczewski

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporate Law, in the newspaper Valor Econômico as from June 09, 2023, being also available on the Company’s website (ir.copel.com).

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IV.	Management’s Proposal

In order to facilitate the understanding and the attendance of the Shareholders to the Extraordinary Shareholders' Meeting called herein, below are explanations from the Company's Management about each item to be subject to resolution at the Extraordinary Shareholders' Meeting, for the exercise of informed voting.

On this date no public offering of securities is being made in Brazil, in the United States of America or in any other jurisdiction.

The actual implementation of a potential offering is subject to, among other factors, obtaining applicable approvals (including those of a corporate nature and creditor approvals), macroeconomic and market conditions in Brazil and abroad, the execution of definitive agreements and the procedures inherent in making public offerings in accordance with current regulations, all of which are factors beyond the Company's control.

This Management Proposal and Manual for Participation in General Meetings is merely informative in nature and should not under any circumstances be interpreted as, nor constitute, an investment recommendation or an offer to sell or a solicitation of or an offer to buy any securities issued by the Company in Brazil, in the United States of America or in any other jurisdiction, including the shares issued by the Company and the depositary receipts for such shares.

The distribution of advertisements and the offer and sale of securities in certain jurisdictions may be prohibited by law. No securities of the Company may be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended, or other securities laws.

The Company may file a registration statement, including a prospectus, with the Securities and Exchange Commission ("SEC") relating to the Potential Offering. Before investing, you should read the prospectus in such registration statement and other documents the Company files with SEC for more complete information about the Company and this offering. You may obtain these documents free of charge by visiting EDGAR at the SEC's web address, at www.sec.gov. Alternatively, the Company will mail the prospectus after registration if requested by calling +55 0800 41 2772. You can also receive these documents free of charge by visiting ri.copel.com or by requesting them by e-mail at ri@copel.com or by calling the Company's Investor Relations Office at +55 (41) 3331-4011.

1. Amendment to the Company's bylaws to change rules regarding authorized capital and consequent consolidation

Clarifications

As will be addressed in further detail in item 2 below, the Company proposes to authorize a potential public offering for the primary distribution of shares and/or Units with the raising of funds to pay for any eventual grant bonus ("Potential Primary Offering") to be held together with the potential secondary offering of common shares and/or depositary receipts ("Units") issued by the Company and held by the State of Paraná ("Potential Secondary Offering" and together with the Potential Primary Offering "Potential Offering"), the latter to be held as part of the project to transform Copel into a dispersed capital company with no controlling shareholder ("Corporation" and "Transformation into a Corporation").

Manual for participation in General Meetings 15/24

In this context, management proposes that the acts related to the Potential Primary Offering be authorized and delegated to the Board of Directors, as per item 3 below. For this purpose, however, it will be necessary to amend Copel's bylaws to allow the Board of Directors to approve, without statutory modification, the increase of the capital stock, up to the limit of 4,000,000,000 nominative, book-entry shares with no par value, for ("Authorized Capital Reform Bylaws"):

(i) capitalization of profits or reserves;

(ii) issuance, if resolved by the General Meeting, of subscription warrants, convertible debentures or the granting of stock options to management and employees, the exercise of the respective conversion or subscription rights; or

(iii) placement by stock exchange sale or public subscription of new common shares.

In compliance with the provisions of article 12 of CVM Resolution No. 81 of 2022, the Annex I to this Management Proposal and Manual for Participation in General Meetings contains a comparative chart highlighting the proposed changes to the Company's bylaws, Annex II presents a report detailing the origin and justification for the proposed changes and an analysis of their legal and economic effects. Annex III contains the consolidation of the bylaws, incorporating the proposed changes.

Annexes

Annex I - Company’s Bylaws with the proposed changes highlighted, according to art. 12 of CVM Resolution 81/2022

Annex II - Proposal to amend the Company's Bylaws to change the rules regarding the authorized capital with a description of the current and proposed articles and the justifications for the change, in accordance with art. 12 of CVM Resolution 81/2022

Annex III - Consolidated Company's Bylaws

Approvals

This matter was submitted to the analysis and approval of the Board of Directors at its 228th and 230th extraordinary meetings, held on May 24 and June 07, 2023, and of the Supervisory Board at its 499th meeting.

2. Authorization for the Offering and consequent Registration Application

The concession period for the Governador Bento Munhoz da Rocha Netto ("Foz do Areia") hydroelectric power plant ("HPP") ends on December 21, 2024. Governador Ney Aminthas de Barros Braga ("Segredo") and Governador José Richa ("Salto Caxias") HPP concessions expire on September 25, 2032 and March 20, 2033, respectively.

Manual for participation in General Meetings 16/24

Together they represent a generation capacity of 4,176 MW and are among the Company's main generation plants.

In March 2020, Copel Geração e Transmissão S.A. ("Copel GET"), aiming to renew for another 30 (thirty) years the concession of UHE Foz do Areia, filed with the Ministry of Mines and Energy its manifestation for the classification of SPE FDA Geração de Energia Elétrica S.A. ("FDA Geração"), under Federal Decree No. 9,271/2018, as amended ("Federal Decree 9,271/2018"), associated with the disposal of the control of the respective SPE, given that Federal Decree 9,271/2018 provides for the renewal of the concession tied to the privatization of the legal entity holding the concession.

On October 7, 2022, the Federal Government issued the MME/ME Interministerial Ordinance no. 2, defining the value of the award bonus linked to the privatization of FDA Geração.

Subsequently, the State of Paraná, the Company's controlling shareholder, initiated a study, under the responsibility of the State Companies Control Council ("CCEE"), of a model for a potential capital market transaction that optimizes the State of Paraná's investment in Copel, preserving the State's relevant ownership interest in the Company. After the study was completed, the State of Paraná informed its intention to transform Copel into a Corporation, through the Potential Secondary Offering. Subsequently, the Legislative Assembly of the State of Paraná approved State Law 21,272/2022 ("State Law 21,272"), authorizing the execution of the Transformation into a Corporation.

With the potential Transformation into a Corporation, it would become possible to carry out the early renewal of the concessions of UHEs Foz do Areia, Segredo and Salto Caxias, so that the Company started to evaluate the execution of a Potential Primary Offering to bear the costs of the renewal grant bonus.

Since then, the State of Paraná requested that the Company hire specialized consultants and technical advisors to assist the CCEE in the structuring, coordination, intermediation and carrying out of the Potential Secondary Offer, in conjunction with the Potential Primary Offer. On March 30, 2023 the Interministerial Ordinance of the Ministry of Mines and Energy and the Ministry of Finance - MME/MF nº 01, of March 30, 2023 was published, defining the bonus for the granting of the UHEs Foz do Areia, Segredo and Salto Caxias.

Recently, the Company engaged a syndicate of financial institutions to act as coordinators in the structuring of the Potential Offering.

In this context, the management proposes the authorization for the Company to conduct the Primary Offering, including the request for registration of the Potential Secondary Offering, noting that the procedures for its execution will be delegated to the Board of Directors, as per the following item.

Approvals

This matter was submitted to the analysis and approval of the Board of Directors at its 228th and 230th extraordinary meetings, held on May 24 and June 07, 2023.

Manual for participation in General Meetings 17/24

3. Delegation of acts related to the Potential Primary Offering to the Board of Directors

The Company's management proposes the authorization and delegation of powers to the Board of Directors to negotiate, define and approve all the terms and conditions of the Potential Primary Offering, including the establishment of the issue price of the shares after the conclusion of the bookbuilding procedure ("Price per Share").

As explained in the previous item, the Potential Primary Offering is evaluated in the context of the renewal of the concession contracts of Foz do Areia, Segredo and Salto Caxias power plants. The authorization of the General Meeting does not imply the necessary implementation of the Potential Primary Offering, but rather the authorization and delegation to the Board of Directors to perform the necessary acts for its implementation, including the registration request of the Potential Primary Offering.

Approvals

This matter was submitted to the analysis and approval of the Board of Directors at its 228th and 230th extraordinary meetings, held on May 24 and June 07, 2023.

4. Creation of a special class preferred share, under suspensive condition to the transformation into Corporation

The State of Paraná, the controlling shareholder of the Company, is evaluating the execution of the Potential Secondary Offering, part of the Transformation into a Corporation project, authorized by the Legislative Assembly of the State of Paraná through Law 21,272.

The Transformation into Corporation, however, is subject to the approval at Copel's General Meeting of certain changes in Copel's bylaws, including the creation, conditioned to the settlement of the Potential Secondary Offering and consequent Transformation into Corporation of a special class preferred share owned by the State of Paraná, pursuant to art. 17, § 7, of the S.A. Law and in accordance with State Law No. 21,272/2022, with the following characteristics ("Golden Share"):

(i)       it will be held exclusively by the State of Paraná;

(ii)       it may only be redeemed upon legal authorization and resolution of the extraordinary general meeting;

(iii)       it will confer priority in the reimbursement of the capital stock, with no premium, corresponding to the percentage of the capital stock figure represented by such share;

(iv)       it will not have voting rights and will not acquire full voting rights in case of failure to declare or pay the proceeds to which it is entitled;

(v)       will confer veto power - which may only be exercised pursuant to State Law 21,272/2022 - on general assembly resolutions:

a)       that authorize the directors to approve and execute the Annual Investment Plan of Copel Distribuição S.A. if the investments, as of the 2021/2025 tariff cycle, considered prudent by Aneel, do not reach, at least, 2.0x of the Regulatory Reintegration Quota (Quota de Reintegração Regulatória - QRR), of that same Ordinary Tariff Review cycle and/or, in the aggregate, until the end of the concession;

b)       that aim at modifying the Company's bylaws with the purpose of removing or changing:

Manual for participation in General Meetings 18/24

1.       the obligation to maintain the Company's current name;

2.       the obligation to maintain the Company's headquarters in the State of Paraná;

3.       the prohibition for any shareholder or group of shareholders to exercise votes in a number superior to 10% of the quantity of shares into which the Company's voting capital is divided;

4.       the prohibition on the execution, filing and registration of shareholders' agreements for the exercise of voting rights, except for the formation of voting blocs with a number of votes lower than the limit established in the Company's bylaws; and

5.       the exclusive authority of the general meeting to authorize the directors to approve and execute the Annual Investment Plan of Copel Distribuição S.A. if the investments, as of the 2021/2025 tariff cycle, considered prudent by Aneel, do not reach, at least, 2.0x of the Regulatory Reintegration Quota (QRR), in that same cycle of Ordinary Tariff Review and/or, in the aggregate, until the end of the concession.

It is proposed that the veto power can only be exercised when the State of Paraná holds at least 10% of the total capital stock of the Company.

Thus, the Company's management proposes the creation of the Golden Share, conditioned to the liquidation of the Potential Secondary Offering and consequent Transformation into Corporation, noting that the conversion of a common share held by the State of Paraná is the subject of item 5 below and the statutory reform of item 6.

It is clarified that, as the creation of the Golden Share does not generate effective damage to the rights of the holders of common shares nor to the holders of preferred shares, the eventual approval of these matters by the General Meeting will not confer withdrawal rights to dissenting shareholders.

In compliance with the provisions of article 12 of CVM Resolution 81/2022, Annex I to this Management Proposal and Manual for Participation in General Meetings brings information provided in Annex F of said resolution regarding Golden Share.

Annexes

Annex IV - Information regarding the creation of a new class of special class preferred shares, pursuant to art. 18 of CVM Resolution 81/2022

Approvals

This matter was submitted to the analysis and approval of the Board of Directors at its 228th and 230th extraordinary meetings, held on May 24 and June 07, 2023.

5. Conversion of a common share into Golden Share

As explained in item 4 above, management proposes the creation of Golden Share owned by the State of Paraná, in order to meet the provisions of State Law No. 21,272/2022 and enable the Transformation into a Corporation.

In this sense, in order to enable the ownership of the State of Paraná over the Golden Share, the management proposes the conversion of a common share held by the State of Paraná into a Golden Share.

It is clarified that, as the creation of the Golden Share does not generate effective damage to the rights of the holders of common shares nor to the holders of preferred shares, the eventual approval of these matters by the General Meeting will not confer withdrawal rights to dissenting shareholders.

Manual for participation in General Meetings 19/24

In compliance with the provisions of article 12 of CVM Resolution 81/2022, Annex I to this Management Proposal and Manual for Participation in General Meetings brings information provided in Annex F of said resolution regarding Golden Share.

Annexes

Anexo IV - Information regarding the creation of a new class of special class preferred shares, pursuant to art. 18 of CVM Resolution 81/2022

Approvals

This matter was submitted to the analysis and approval of the Board of Directors at its 228th and 230th extraordinary meetings, held on May 24 and June 07, 2023.

6. Approval of the Corporation Bylaws

The State of Paraná, the controlling shareholder of the Company, is evaluating the potential Secondary Offering, part of the Transformation into a Corporation project, authorized by the Legislative Assembly of the State of Paraná through Law 21,272.

The Transformation into a Corporation imposes certain changes in the way the Company operates with adaptation in its corporate governance rules.

In this context, it is proposed a reform in the Company's bylaws in order to exclude specific rules of Law 13,303/2016 ("State Law") and rules of the Corporations Law specific to mixed-economy companies, rules aimed at ensuring the nature of Corporation and the inclusion of requirements of Law 21,272/2022, aiming to safeguard the interest of the State of Paraná and its citizens after the Transformation into Corporation. The proposal includes the following modifications, among others ("Corporation Bylaws"):

(i)       creation and issuance of the Golden Share;

(ii)       exclusion of the provisions provided by Federal Law No. 13,303, of June 30, 2016;

(iii)       creation of limitation so that no shareholder or group of shareholders will exercise votes corresponding to more than 10% of the total votes conferred by the voting shares in each resolution;

(iv)       alteration of the attributions of the statutory committees;

(v)       alteration of the composition of the Company's board of directors to provide that all members are elected by the general meeting of shareholders, observing the right to vote separately by shareholders holding preferred shares that meet the requirements of art. 141, § 4 of Federal Law 6,404 of December 15, 1976;

(vi)       alteration of the composition of the Company's Supervisory Board to three effective members and respective alternates, with a term of office of one year, reelection being permitted;

(vii)       exclusion of the need to assess the economic value of the Company's shares for the purpose of reimbursing dissenting shareholders, such value to be calculated solely on the basis of the book value per share, according to the shareholders' equity contained in the latest financial statements approved by the general meeting;

Manual for participation in General Meetings 20/24

(viii) adaptation to the structure of a company with dispersed capital and no controlling shareholder; and

(ix)       inclusion of a statutory device of protection to shareholding dispersion (poison pill).

The resolution of the General Meeting that approves the bylaws of the Corporation will be subject to a condition precedent to the effective transformation into a Corporation. Thus, the referred to Bylaws will only be effective on the date of settlement of the Potential Offering.

In compliance with the provisions of article 12 of CVM Resolution No. 81 of 2022, Annex V to this Management Proposal and Manual for Participation in General Meetings includes a comparative table highlighting the proposed changes to the Corporation's bylaws. Annex VI presents a report detailing the origin and justification for the proposed changes and an analysis of their legal and economic effects.

Annexes

Annex V - Company's Bylaws reflecting the transformation of the Company into a corporation with dispersed capital and no controlling shareholder, with the proposed changes highlighted, according to art. 12 of CVM Resolution 81/2022

Annex VI - Proposal to amend the Company's Bylaws to transform the Company into a corporation with dispersed capital and no controlling shareholder, describing the current and proposed articles and the justifications for the change, according to art. 12 of CVM Resolution 81/2022

Approvals

This matter was submitted to the analysis and approval of the Board of Directors at its 228th and 230th extraordinary meetings, held on May 24 and June 07, 2023.

7. Authorization for the Company's managers to submit to B3 a request for the Company to join the special segment named Novo Mercado (New Market)

In line with the constant search for improvement in corporate governance, it is proposed, as the culmination of the process initiated in the previous years, the submission to the General Meeting of the proposal for Copel’s admission and effective listing of its shares in the Novo Mercado (New Market), a special segment of the B3 stock market, exclusive for companies that adopt the highest corporate governance practices ("Migration to New Market").

Among these rules, we highlight the capital division exclusively in voting shares, privileging the principle of "one share, one vote" (although limited to 10%, as proposed above), as well as the requirement of specific policies and bodies, many of which are already voluntarily adopted by the Company due to its commitment to the best practices.

The migration to the New Market thus requires the conversion of the Company's preferred shares into common shares, as proposed in item 8 ahead. With the conversion of shares, the Company will no longer have preferred shares, so the Company proposes to terminate the Units program in item 9 below. Finally, it will be necessary to reform the Company's bylaws to reflect the mandatory rules of the Novo Mercado Regulation, which is already proposed at this time in item 10, under certain conditions.

Manual for participation in General Meetings 21/24

Thus, it is proposed to authorize the Company to apply for admission to the New Market, observing that the effective approval by B3 may be conditioned to the conversion of shares, approval of the amendment to the bylaws addressed below and the approval of policies and regulations, among other requirements.

Approvals

This matter was submitted to the analysis and approval of the Board of Directors at its 228th and 230th extraordinary meetings, held on May 24 and June 07, 2023.

8. Conversion of Preferred Shares into Common Shares, the effectiveness of which will be subject to the implementation of the New Market Suspensive Conditions

In order to comply with the principle that all shares should have voting rights — although with a limitation of 10% of the total votes per shareholder or group of shareholders —, it is proposed that the General Meeting resolve on the mandatory conversion of all the Company's class A preferred shares and class B preferred shares into common shares, in the proportion of one preferred share to one common share ("Share Conversion").

The Conversion of Shares shall be conditioned to:

(1) the completion of the transformation into Corporation;

(2) the ratification of the Share Conversion by more than half of the holders of preferred shares at a special meeting, pursuant to article 136, paragraph 1 of the Corporation Law ("Ratification"); and

(3) the effective migration to Novo Mercado.

The preferred shareholders will be called to decide on the ratification after the conclusion of the Potential Offering and the actual Transformation into a Corporation. Pursuant to applicable law, the Ratification shall occur within an unextendable period of one year from the approval of the Share Conversion by the extraordinary general meeting.

Shareholders holding class A and class B preferred shares who do not approve the Share Conversion at the special meeting — whether by dissent, abstention or absence — shall have the right to withdraw from the Company by reimbursing the shares they prove to have held uninterruptedly between the date of the material fact announcing the Share Conversion, on June 07, 2023, and the date the withdrawal right is actually exercised, pursuant to article 137, paragraph 1, of the Corporation Law.

Copel reserves the right to call a general meeting to ratify or reconsider the resolution if the directors believe that the payment of the reimbursement price of the class A and class B preferred shares to the dissenting shareholders who exercised their right to withdraw will put the Company's financial stability at risk.

Since the Corporation's bylaws will be in effect at the time the special meeting of preferred shareholders is held, the refund value will correspond to the book value of the share, calculated based on the net worth contained in the latest financial statements approved by the general meeting, subject to the right to draw up a special balance sheet as provided for in art. 45 of the Corporation Law.

Manual for participation in General Meetings 22/24

If the Share Conversion is consummated, the Company's capital will be divided exclusively into common, nominative, book-entry shares with no par value, except for a Golden Share held by the State of Paraná. Consequently, the current depositary receipts program consisting of one common share and four class B preferred shares (units) will be terminated, as proposed in item 9 below.

In compliance with the provisions of Article 12 of CVM Resolution No. 81/2022, Annex VII to this Management Proposal and Manual for Participation in General Meetings contains information provided for in Annex F of said resolution regarding the Conversion of Shares. Annex VIII, in turn, provides information regarding the right to withdraw, in accordance with Annex H of CVM Resolution 81/2022.

Annexes

Annex VII - Information regarding the conversion of the Company's preferred shares into common shares, pursuant to art. 18 of CVM Resolution 81/2022

Annex VIII - Information regarding the withdrawal right arising from the conversion of preferred shares into common shares, in accordance with art. 21 of CVM Resolution 81/2022

Approvals

This matter was submitted to the analysis and approval of the Board of Directors at its 228th and 230th extraordinary meetings, held on May 24 and June 07, 2023.

9. Extinction, conditioned to the implementation of the New Market Suspensive Conditions, of the Units program

If the proposals for the Migration to Novo Mercado and the Share Conversion are approved, the Company's capital stock will be divided exclusively into common shares. The depositary receipts, or Units, in turn, are intended to form a security formed by shares of different classes, with different political and economic rights. In this sense, the management proposes to extinguish Copel's Units program, conditioned to the fulfillment of the following conditions ("New Market Suspensive Conditions"):

(i) Transformation into a Corporation;

(ii) Ratification; and

(iii) Migration to Novo Mercado (New Market).

Approvals

This matter was submitted to the analysis and approval of the Board of Directors at its 228th and 230th extraordinary meetings, held on May 24 and June 07, 2023.

Manual for participation in General Meetings 23/24

10. Full reform and consolidation of the Company's bylaws, conditioned to the implementation of the New Market Suspensive Conditions, to provide for the Conversion of Shares, the extinction of Units and the inclusion of the mandatory provisions set forth in the New Market regulations

In view of items 7, 8 and 9 above, we propose the full reform and consolidation of the Company's bylaws ("New Market Bylaws") to provide for the mandatory provisions set forth by the Novo Mercado (New Market) regulations, as well as to reflect the termination of the Units. The resolution of the general meeting that approves the New Market Bylaws will be conditioned to the transformation into Corporation, the ratification and the effective migration to Novo Mercado.

In compliance with the provisions of article 12 of CVM Resolution No. 81 of 2022, Annex IX to this Management Proposal and Manual for Participation in General Meetings brings a comparative chart highlighting the proposed changes to the Company's Bylaws. Annex X presents a report detailing the origin and justification for the proposed changes and an analysis of their legal and economic effects.

Annexes

Annex IX - Company Bylaws reflecting conversion of preferred shares into common shares, extinction of Units and inclusion of provisions set forth in the Novo Mercado Listing Rules, with the proposed changes highlighted, according to art. 12 of CVM Resolution 81/2022

Annex X - Proposal to amend the Company's Bylaws to convert preferred shares into common shares, extinguish Units and include the provisions set forth in the Novo Mercado Regulations, describing the current and proposed articles and the justifications for the amendment, pursuant to article 12 of CVM Resolution 81/2022

Approvals

This matter was submitted to the analysis and approval of the Board of Directors at its 228th and 230th extraordinary meetings, held on May 24 and June 07, 2023.

11. Authorization for the managers to practice all the necessary acts, in Brazil and abroad, to put into effect all the above resolutions.

Lastly, it is proposed that the Company's managers be authorized to perform all necessary acts to carry out the resolutions proposed above.

Approvals

This matter was submitted to the analysis and approval of the Board of Directors at its 228th and 230th extraordinary meetings, held on May 24 and June 07, 2023.

Manual for participation in General Meetings 24/24

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO
DO ESTADO

Anexo I

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ESTATUTO SOCIAL DA COMPANHIA PARANAENSE DE ENERGIA

Aprovado e consolidado pela ~~206~~ 207 ª Assembleia Geral Extraordinária de Acionistas, de ~~28.04.2023~~ 10.07.2023.

CNPJ: 76.483.817/0001-20
NIRE: 41300036535
Registro CVM: 1431-1
Rua José Izidoro Biazetto, 158, Bloco A
Curitiba - Paraná - Brasil
CEP: 81200-240
e-mail: copel@copel.com
Website: http://www.copel.com
Fone: (41) 3310-5050
Fax: (41) 3331-4145

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

SUMÁRIO

CAPÍTULO I	**DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL**	03
CAPÍTULO II	**CAPITAL SOCIAL E AÇÕES**	04
CAPÍTULO III	**ASSEMBLEIA GERAL - AG**	06
CAPÍTULO IV	**ADMINISTRAÇÃO DA COMPANHIA**	07
	SEÇÃO I CONSELHO DE ADMINISTRAÇÃO - CAD	~~07~~ 08
	Composição, investidura e mandato	~~07~~ 08
	Vacância e substituições	09
	Funcionamento	09
	Atribuições	10
	SEÇÃO II DIRETORIA	~~13~~ 14
	Composição, mandato e investidura	14
	Atribuições	14
	Regras para representação da Companhia	16
	Vacância e substituições	16
	SEÇÃO III DIRETORIA REUNIDA - REDIR	17
	Funcionamento	17
	Atribuições	17
CAPÍTULO V	**COMITÊS ESTATUTÁRIOS**	19
	SEÇÃO I COMITÊ DE AUDITORIA ESTATUTÁRIO - CAE	~~19~~ 20
	SEÇÃO II COMITÊ DE INDICAÇÃO E AVALIAÇÃO - CIA	~~20~~ 21
	SEÇÃO III COMITÊ DE INVESTIMENTOS E INOVAÇÃO - CII	21
	SEÇÃO IV COMITÊ DE DESENVOLVIMENTO SUSTENTÁVEL - CDS	22
	SEÇÃO V COMITÊ DE MINORITÁRIOS - CDM	23
CAPÍTULO VI	**CONSELHO FISCAL - CF**	23
	Composição e funcionamento	~~23~~ 24
	Vacância e substituições	~~24~~ 25
	Representação e pareceres	25
CAPÍTULO VII	**REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS**	25
	Posse, impedimentos e vedações	25
	Remuneração	27
CAPÍTULO VIII	**EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS**	27
CAPÍTULO IX	**DISSOLUÇÃO E LIQUIDAÇÃO**	28
CAPÍTULO X	**MECANISMOS DE DEFESA**	28
CAPÍTULO XI	**ALIENAÇÃO DE CONTROLE**	29
CAPÍTULO XII	**SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3**	31
CAPÍTULO XIII	**EMISSÃO DE *UNITS***	32
CAPÍTULO XIV	**RESOLUÇÃO DE CONFLITOS**	33
CAPÍTULO XV	**DISPOSIÇÕES GERAIS**	34

ANEXOS:

I	**ALTERAÇÕES ESTATUTÁRIAS**	35
II	**EVOLUÇÃO DO CAPITAL**	37

Estatuto Social Copel - pág. 1/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CONVENÇÕES:
AG: ASSEMBLEIA GERAL
AGE: ASSEMBLEIA GERAL EXTRAORDINÁRIA
JUCEPAR: JUNTA COMERCIAL DO ESTADO DO PARANÁ
DOE PR: DIÁRIO OFICIAL DO ESTADO DO PARANÁ

Observação: Texto original arquivado na Jucepar, sob o nº 17.340 (atual 41300036535), em 16.06.1955, e publicado no DOE PR de 25.06.1955.

Estatuto Social Copel - pág. 2/40

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL

Art. 1º A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista de capital aberto, dotada de personalidade jurídica de direito privado, parte integrante da administração indireta do Estado do Paraná, instituída pelo Decreto Estadual nº 14.947/1954, sob autorização da Lei Estadual nº 1.384/1953, e é regida por este Estatuto, pelas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.

Art. 2º O prazo de duração da Companhia é indeterminado.

Art. 3º A Companhia tem sede e foro no Município de Curitiba, Estado do Paraná, Brasil, podendo estabelecer, no País e no exterior, filiais, agências, sucursais e escritórios.

Art. 4º Constitui o objeto social da Companhia:

I pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;

II pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;

III estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas;

IV prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado, desde que previamente autorizada pelo Conselho de Administração; e

V desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, e para os previstos nos incisos II e III, a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios ou companhias com empresas privadas e fundos de pensão e outros entes privados, em licitações de novas concessões e/ou em sociedades de propósito específico já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.

§ 1º A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle acionário de empresa e participar do capital social de outras empresas, relacionadas ao seu objeto social, conforme legislação estadual, desde que previamente autorizada pelo Conselho de Administração.

§ 2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.

§ 3º Com a admissão da Companhia no segmento especial de listagem denominado Nível 2 de Governança Corporativa da B3 S.A. – Brasil, Bolsa,

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Balcão, sujeitam-se a Companhia, seus acionistas, administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal às disposições do Regulamento de Listagem do Nível 2 de Governança Corporativa da B3 (Regulamento do Nível 2).

§ 4º As disposições do Regulamento do Nível 2 de Governança Corporativa da B3 prevalecerão sobre as disposições estatutárias, nas hipóteses de prejuízo aos direitos dos destinatários das ofertas públicas previstas neste Estatuto.

CAPÍTULO II - CAPITAL SOCIAL E AÇÕES

Art. 5º O capital social integralizado é de R$10.800.000.000,00 (dez bilhões e oitocentos milhões de reais), representado por 2.736.553.750 (dois bilhões, setecentas e trinta e seis milhões, quinhentas e cinquenta e três mil, setecentas e cinquenta) ações, sem valor nominal, sendo 1.054.090.460 (um bilhão, cinquenta e quatro milhões, noventa mil, quatrocentas e sessenta) ações ordinárias e 1.682.463.290 (um bilhão, seiscentos e oitenta e dois milhões, quatrocentos e sessenta e três mil, duzentas e noventa) ações preferenciais e, destas, 3.128.000 (três milhões, cento e vinte e oito mil) são ações classe A e 1.679.335.290 (um bilhão, seiscentos e setenta e nove milhões, trezentos e trinta e cinco mil, duzentas e noventa) são ações classe B.

§ 1º O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 4.000.000.000 (quatro bilhões) de ações, ~~exclusivamente~~ para: ~~capitalização de lucros e reservas ou, caso venha a ser deliberado pela assembleia geral a emissão de bônus de subscrição, de debêntures conversíveis ou a outorga de opção de compra de ações a administradores e colaboradores, o exercício dos respectivos direitos de conversão ou subscrição.~~

I capitalização de lucros e reservas;

II caso venha a ser deliberada pela assembleia geral, a emissão de bônus de subscrição, de debêntures conversíveis em ações ou, de acordo com plano aprovado pela assembleia geral, a outorga de opção de compra de ações a administradores e colaboradores, o exercício dos respectivos direitos de conversão ou subscrição; ou

III colocação mediante venda em bolsa de valores ou subscrição pública de novas ações ordinárias.

§ 2º As ações são nominativas, escriturais, mantidas em contas de depósito, em instituição financeira autorizada.

§ 3º Fica a Companhia autorizada a escolher a instituição financeira, mediante deliberação do Conselho de Administração, para manter as ações escriturais em contas de depósito.

§ 4º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.

§ 5º Os aumentos de capital poderão ser efetuados com a emissão de ações ordinárias e ações preferenciais classe B, sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

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Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

§ 6º As ações preferenciais, com direito a voto restrito, nos termos do § 7º deste artigo, serão de classes A e B, e conferirão a seus titulares as seguintes preferências e vantagens:

I As ações preferenciais classe A terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo, e que será imputado ao dividendo obrigatório previsto no artigo 88;

II As ações preferenciais classe B terão prioridade na distribuição de dividendos obrigatórios, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;

III Os dividendos assegurados pelo inciso anterior às ações preferenciais classe B serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe A;

IV O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores;

V As ações preferenciais adquirirão o direito de voto pleno se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos prioritários ou mínimos a que fazem jus; e

VI As ações preferenciais asseguram aos seus titulares o direito de serem incluídas em oferta pública de aquisição de ações em decorrência de Alienação de Controle da Companhia ao mesmo preço e nas mesmas condições ofertadas ao Acionista Controlador Alienante.

§ 7º Cada ação preferencial confere ao seu titular o direito a voto restrito, exclusivamente, nas seguintes matérias:

I transformação, incorporação, fusão ou cisão da Companhia;

II aprovação de contratos entre a Companhia e o Acionista Controlador, diretamente ou por meio de terceiros, assim como de outras sociedades nas quais o Acionista Controlador tenha interesse, sempre que, por força de disposição legal ou estatutária, sejam deliberados em Assembleia Geral;

III avaliação de bens destinados à integralização de aumento de capital da Companhia;

IV escolha de instituição ou empresa especializada para determinação do Valor Econômico da Companhia, conforme artigo 102 deste Estatuto Social;

V alteração ou revogação de dispositivos estatutários que alterem ou modifiquem quaisquer das exigências previstas no item 4.1 do Regulamento do Nível 2 de Governança Corporativa da B3, ressalvado que esse direito a voto prevalecerá enquanto estiver em vigor Contrato de Participação no Nível 2 de Governança Corporativa; e

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Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

VI exclusão ou alteração que vise suprimir o direito previsto no inciso XXIX do artigo 28, bem como neste inciso, ressalvado que tal alteração dependerá da aprovação da maioria das ações preferenciais em assembleia especial convocada para esse fim.

§ 8º A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.

§ 9º As ações de emissão da Companhia poderão ser convertidas em outra espécie e classe, observadas as seguintes regras:

I as ações preferenciais classe A poderão ser convertidas em ações preferenciais classe B, a qualquer tempo;

II as ações ordinárias poderão ser convertidas em ações preferenciais classe B, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units*, conforme definido no Art. 106;

III as ações preferenciais classe B poderão ser convertidas em ações ordinárias, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units,* conforme definido no Art. 106; e

IV as ações ordinárias e as ações preferenciais classe B, em nenhuma hipótese, poderão ser convertidas em ações preferenciais classe A.

§ 10 As emissões de ações, de bônus de subscrição, de debêntures conversíveis ou de outros títulos mobiliários, até o limite do capital autorizado, cuja colocação seja feita mediante venda em bolsa de valores ou subscrição pública, poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, ~~não inferior a 30 (trinta) dias,~~ nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

§ 11 As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

CAPÍTULO III – ASSEMBLEIA GERAL (AG)

Art. 6º A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.

Art. 7º A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.

Art. 8º A convocação será feita com antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação, com antecedência mínima de 08 (oito) dias, nos termos da legislação vigente, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível, inclusive de forma eletrônica.

Parágrafo único. Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação, não se admitindo inclusão de assuntos gerais na pauta da Assembleia.

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Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Art. 9º A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01 (um) acionista escolhido, na ocasião, pelos acionistas presentes.

§ 1º O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente.

§ 2º O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.

Art. 10 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.

Parágrafo único. A Assembleia Geral Ordinária e Assembleia Geral Extraordinária poderão ser, cumulativamente, convocadas e realizadas no mesmo local, data e hora, instrumentadas em ata única.

Art. 11 Nas Assembleias Gerais, cada ação ordinária dará direito a 01 (um) voto. Exclusivamente nas matérias em que as ações preferenciais tenham direito de voto restrito, nos termos deste Estatuto, cada ação preferencial dará direito a 01 (um) voto.

Art. 12 O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou previamente, documentos e procuração com poderes específicos, na forma da lei.

Art. 13 A ata da Assembleia Geral será lavrada conforme a legislação vigente.

Art. 14 A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:

I aumento do capital social, além do limite autorizado no Estatuto Social;
II avaliação de bens com que o acionista concorre para a formação do capital social;
III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;
IV alteração do Estatuto Social;
V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração, do Conselho Fiscal e respectivos suplentes e do Comitê de Indicação e Avaliação;
VI fixação da remuneração dos administradores, dos conselheiros fiscais e dos membros dos Comitês Estatutários;
VII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de dividendos;
VIII autorização para a Companhia mover ação de responsabilidade civil contra os administradores pelos prejuízos causados ao seu patrimônio;
IX alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;
X permuta de ações ou outros valores mobiliários;
XI emissão de debêntures conversíveis em ações, inclusive de controladas;
XII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior; e
XIII eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas.
XIV política de indenidade e condições gerais do contrato de indenidade, cabendo lhe ainda a validação da indenização nos casos em que os valores têm impacto significativo na estrutura financeira da companhia, e situações em que mais da metade dos administradores são potenciais beneficiários de forma

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Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

concomitante em função de um mesmo fato, conforme definido na política de indenidade.

CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA

Art. 15 A Companhia será administrada pelo Conselho de Administração e pela Diretoria.

SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)

Art. 16 O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.

Composição, investidura e mandato

Art. 17 O Conselho de Administração será composto por 09 (nove) membros titulares, eleitos e destituídos pela Assembleia Geral, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas nos termos da Lei Federal nº 6.404/1976 e demais normativos aplicáveis, inclusive considerando a possibilidade de eleição em separado por acionistas minoritários e por detentores de ações preferenciais, bem como de adoção do voto múltiplo.

§ 1º Sempre que cumulativamente, a eleição do Conselho de Administração se der pelo sistema de voto múltiplo e os titulares de ações ordinárias ou preferenciais exercerem o direito de eleger conselheiro, será assegurado ao Estado do Paraná o direito de eleger conselheiro em número igual ao dos eleitos pelos demais acionistas e pelos empregados, mais um, independentemente do número de conselheiros estabelecidos no caput.

§ 2º É assegurado aos acionistas minoritários o direito de eleger 01 (um) conselheiro, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.

§ 3º É assegurado aos acionistas titulares de ações preferenciais que preencham os percentuais e requisitos previstos no artigo 141, §§ 4º e 5º da Lei Federal nº 6.404/1976, o direito de eleger 01 (um) conselheiro.

§ 4º O Conselho de Administração das Subsidiárias Integrais será composto por, no mínimo, 03 (três) membros, incluindo, o Diretor Geral da respectiva Subsidiária Integral, e 01 (um) diretor da Companhia.

§ 5º O Diretor Presidente da Companhia poderá integrar o Conselho de Administração como seu secretário executivo, mediante eleição em Assembleia Geral.

§ 6º Os cargos de Presidente do Conselho de Administração e de Diretor Presidente ou principal executivo da Companhia não poderão ser acumulados pela mesma pessoa.

§ 7º O Presidente do Conselho de Administração será indicado pelo acionista controlador e designado pela Assembleia Geral que o eleger, sendo substituído, em suas ausências e impedimentos, pelo conselheiro escolhido pela maioria de seus pares.

§ 8º As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e 13.303/2016, pela política e norma interna de indicação de membros de órgãos estatutários, além de atender aos seguintes parâmetros:

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Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

I ter, no mínimo, 03 (três) conselheiros independentes, sendo este número, em qualquer hipótese, igual ou superior a 25% (vinte e cinco por cento) do total de membros do órgão. Referidos conselheiros deverão ser expressamente declarados como independentes na ata da Assembleia Geral que os eleger, em conformidade com a definição do Regulamento do Nível 2 de Governança Corporativa da B3 e com o disposto na Lei Federal nº 13.303/2016, sendo também considerado(s) como independente(s) o(s) conselheiro(s) eleito(s) mediante faculdade prevista pelo artigo 141, §§ 4º e 5º e artigo 239, ambos da Lei Federal nº 6.404/1976 e alterações posteriores;

II quando, em decorrência da observância do percentual referido no parágrafo acima, resultar número fracionário de conselheiros, proceder-se-á ao arredondamento nos termos do Regulamento do Nível 2 de Governança Corporativa da B3.

III ter, entre 03 (três) a 05 (cinco) conselheiros, incluídos os mencionados no inciso I, que atendam, cumulativamente, as condições previstas na Lei Federal nº 13.303/2016, para compor o Comitê de Auditoria Estatutário, dependendo da sua composição conforme Art. 51, § 2º deste Estatuto;

IV ao menos 01 (um) dos conselheiros mencionados neste § 8º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto neste Estatuto;

Art. 18 Fica assegurada a participação de 01 (um) representante dos empregados no Conselho de Administração, com mandato coincidente com o dos demais conselheiros.

§ 1º O conselheiro representante dos empregados será eleito nos termos estabelecidos na legislação pertinente, por escrutínio regulado segundo as normas da Companhia, sob os mesmos critérios de elegibilidade previstos para os demais conselheiros.

§ 2º O candidato eleito conselheiro representante dos empregados tomará posse para o mandato estabelecido neste artigo, permitida a reeleição por 01 (uma) só vez.

Art. 19 A investidura de membros no Conselho de Administração observará as condições estabelecidas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.

Vacância e substituições

Art. 20 Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato.

§ 1º Observados os requisitos e vedações legais aplicáveis, caberá aos conselheiros remanescentes nomear o substituto para o membro vacante até a primeira Assembleia Geral, nos termos da Lei Federal nº 6.404/1976.

§ 2º Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral.

§ 3º Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.

Art. 21 A função de conselheiro de administração é pessoal e não se admite suplente, inclusive para representante dos empregados.

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Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Funcionamento

Art. 22 O Conselho de Administração se reunirá ordinariamente 01 (uma) vez por mês e extraordinariamente sempre que necessário, conforme previsto no Art. 25 do presente Estatuto.

Art. 23 As reuniões do Conselho de Administração serão convocadas pelo seu presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados.

§ 1º As convocações enviadas no endereço físico ou eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.

§ 2º As reuniões ordinárias deverão ser convocadas com antecedência mínima de 07 (sete) dias em relação à data da sua realização.

§ 3º As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares.

Art. 24 Fica facultada, se necessária, a participação não presencial dos conselheiros na reunião, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. O conselheiro, nesta hipótese, será considerado presente na reunião, e seu voto será considerado válido para todos os efeitos legais, sendo incorporado à ata da referida reunião.

Art. 25 Quando houver motivo de urgência, formalmente justificado para os membros do Conselho de Administração, o presidente do Conselho de Administração poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.

Art. 26 O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.

Art. 27 As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio de acordo com o estabelecido em seu Regimento Interno.

Parágrafo único. Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato da ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado e não sendo dada publicidade.

Atribuições

Art. 28 Além das atribuições previstas em lei, compete ainda ao Conselho de Administração:

I fixar a orientação geral dos negócios da Companhia, incluindo aprovação e acompanhamento do plano de negócio, planejamento estratégico e de investimentos, definindo objetivos e prioridades no atendimento de

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Companhia Paranaense de Energia
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GOVERNO DO ESTADO

políticas públicas compatíveis com a área de atuação da Companhia e o seu objeto social, buscando o desenvolvimento com sustentabilidade;

II eleger, destituir, tomar conhecimento de renúncia e substituir os diretores da Companhia, fixando-lhes as atribuições, fiscalizando sua gestão, bem como:

a) examinar a qualquer tempo os livros e papéis da Companhia, contratos ou quaisquer outros atos;

b) aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria; e

c) avaliar anualmente a execução da estratégia de longo prazo, devendo publicar suas conclusões e informá-las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica, cuja divulgação possa ser comprovadamente prejudicial aos interesses da Companhia;

III manifestar-se sobre o relatório da administração e as contas da Diretoria;

IV convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;

V aprovar e acompanhar planos e programas anuais e plurianuais com o orçamento empresarial de dispêndios e investimento da Companhia e suas Subsidiárias Integrais, com indicação das fontes e aplicações de recursos;

VI autorizar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário, inclusive de outros serviços de seus auditores independentes, recomendada pelo Comitê de Auditoria Estatutário, quando a remuneração global representar mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;

VII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano trabalho, com o apoio do Comitê de Auditoria Estatutário;

VIII nomear e destituir o titular da Auditoria Interna, após recomendação do Comitê de Auditoria Estatutário;

IX monitorar, periodicamente, a eficácia dos sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude, nos termos da Lei Federal nº 13.303/2016;

X aprovar o Código de Conduta e o Programa de Integridade da Copel, monitorando as decisões que envolvem as práticas de governança corporativa, o relacionamento com partes interessadas e o Código de Ética da Alta Administração Estadual;

XI analisar, a partir de reporte direto do Diretor de Governança, Risco e Compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada;

XII estabelecer diretrizes quanto à gestão de pessoas;

XIII realizar avaliação anual, individual e coletiva, do seu desempenho e dos demais membros dos órgãos estatutários, observando os dispositivos da Lei Federal nº 13.303/2016, contando com apoio metodológico e procedimental do Comitê de Indicação e Avaliação;

XIV aprovar as transações entre partes relacionadas, dentro dos critérios e limites de alçada definidos pela Companhia, observada a política específica, com o suporte do Comitê de Auditoria Estatutário;

XV constituir, instalar e dissolver comitês não remunerados de assessoramento ao Conselho de Administração, nomear e destituir seus membros, bem como nomear e destituir os membros dos comitês

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estatutários de assessoramento ao Conselho de Administração, exceto se disposto em contrário neste Estatuto;

XVI aprovar os regimentos internos do Conselho de Administração, da Diretoria e dos Comitês de Assessoramento, estatutários e não estatutários, bem como eventuais alterações;

XVII aprovar e monitorar as políticas gerais da Companhia e suas respectivas alterações, especialmente no que se refere a:

- **a)** gerenciamento de riscos;
- **b)** integridade;
- **c)** transações com partes relacionadas;
- **d)** governança corporativa;
- **e)** sustentabilidade;
- **f)** mudança do clima;
- **g)** participações societárias;
- **h)** gestão de pessoas;
- **i)** saúde e segurança do trabalho;
- **j)** indicação dos membros dos órgãos estatutários e avaliação anual de desempenho;
- **k)** comunicação e porta-vozes;
- **l)** negociação de ações de emissão própria;
- **m)** dividendos;
- **n)** doações e patrocínios;
- **o)** divulgação de informações e fatos relevantes; e
- **p)** relações com investidores.

XVIII fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os *covenants* existentes nos contratos já firmados;

XIX mediante proposta da Diretoria, autorizar, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido, as provisões contábeis e, previamente, a celebração de quaisquer negócios jurídicos, incluindo aquisição, alienação ou oneração de ativos, cessão em comodato de bens do ativo permanente, constituição de ônus reais e prestação de garantias, assunção de obrigações em geral, renúncia, transação e ainda associação com outras pessoas jurídicas;

XX estabelecer os assuntos e valores para sua alçada decisória e da Diretoria, inclusive podendo delegar a aprovação dos negócios jurídicos de sua competência em limite de alçada que definir, respeitada a competência privativa prevista em lei;

XXI deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de dividendos;

XXII deliberar sobre a distribuição de dividendos intermediários, de dividendos intercalares e de juros sobre capital próprio com base nas reservas de lucros e do lucro líquido do exercício em curso registrados em demonstrações contábeis intermediárias, semestrais ou trimestrais, desde que observado o disposto na legislação, neste estatuto e na política de dividendos da Companhia;

XXIII deliberar sobre o aumento do capital social dentro do limite autorizado por este estatuto, fixando as respectivas condições de subscrição e integralização;

XXIV autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;

XXV autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures não conversíveis em ações, notas promissórias, *commercial papers*, *bonds* e outros, inclusive para oferta pública de distribuição, na forma da lei, observado o disposto no inciso XXXIII deste artigo;

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XXVI aprovar aportes em investimentos societários que impliquem aumento do patrimônio líquido das participações, podendo, inclusive, delegar esta aprovação de sua competência em limite de alçada que definir;

XXVII deliberar sobre os projetos de investimento e participação em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, consórcios ou empreendimentos;

XXVIII deliberar sobre assuntos que, em virtude de disposição legal ou por determinação da Assembleia Geral, sejam de sua competência, incluindo aprovar Relatório Integrado ou de Sustentabilidade e indicadores ambientais, sociais e de governança; Regulamento Interno de Licitações e Contratos da Companhia; além de aprovar e subscrever a Carta Anual de Políticas Públicas e de Governança Corporativa, na forma da lei;

XXIX assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente;

XXX aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia e a celebração de contratos de indenidade, observando a política de indenidade e as condições gerais dos contratos de indenidade aprovados pela Assembleia Geral de acionistas;

XXXI solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;

XXXII exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria e deliberar sobre os casos omissos deste Estatuto;

XXXIII manifestar-se favorável ou contrariamente a respeito de qualquer oferta pública de aquisição de ações que tenha por objeto as ações de emissão da Companhia, por meio de parecer prévio fundamentado, divulgado em até 15 (quinze) dias da publicação do edital da oferta pública de aquisição de ações, que deverá abordar, no mínimo: (i) a conveniência e oportunidade da oferta pública de aquisição de ações quanto ao interesse do conjunto dos acionistas e em relação à liquidez dos valores mobiliários de sua titularidade; (ii) as repercussões da oferta pública de aquisição de ações sobre os interesses da Companhia; (iii) os planos estratégicos divulgados pelo ofertante em relação à Companhia; (iv) outros pontos que o Conselho de Administração considerar pertinentes, bem como as informações exigidas pelas regras aplicáveis estabelecidas pela Comissão de Valores Mobiliários;

XXXIV definir lista tríplice de empresas especializadas em avaliação econômica de empresas para a elaboração de laudo de avaliação das ações da Companhia, nos casos de oferta pública de aquisição das ações para cancelamento de registro de companhia aberta ou para saída do Nível 2 de Governança Corporativa da B3;

XXXV fixar prazos, procedimentos e regras aplicáveis à conversão de ações de emissão da Companhia, em conformidade com este Estatuto e a legislação aplicável;

XXXVI fixar prazos, procedimentos e regras aplicáveis à emissão de *Units*, em conformidade com este Estatuto e a legislação aplicável;

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XXXVII conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração; e

XXXVIII aprovar a alteração do endereço completo da Companhia, dentro do município sede, conforme definido no Art. 3º.

Art. 29 Compete ao presidente do Conselho de Administração, além das atribuições previstas no Regimento Interno, conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho, individual e coletiva, de periodicidade anual, dos administradores e dos membros dos Comitês Estatutários, nos termos do presente Estatuto.

SEÇÃO II - DIRETORIA

Art. 30 A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com as orientações gerais estabelecidas pelo Conselho de Administração.

Composição, mandato e investidura

Art. 31 A Diretoria será composta por 06 (seis) diretores membros, todos residentes no País, eleitos pelo Conselho de Administração, com mandato de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e Regulatório; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto de Comunicação, cujas atribuições serão definidas pelo Conselho de Administração, conforme proposta do Diretor Presidente, no momento de sua eleição.

Parágrafo único. As indicações para Diretoria devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e nº 13.303/2016 e pela política e norma interna de indicação de membros de órgãos estatutários.

Art. 32 É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento.

Atribuições

Art. 33 A Diretoria tem poderes para praticar os atos necessários ao funcionamento regular da Companhia e à consecução do objeto social, observadas as disposições legais, estatutárias e constantes do seu Regimento Interno.

Parágrafo único. Sem prejuízo do disposto no Art. 46, compete à Diretoria administrar e gerir os negócios da Companhia de forma sustentável, cabendo-lhe apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior:

I plano de negócios para o exercício anual seguinte;

II as bases, diretrizes e estratégias de longo prazo para a elaboração do planejamento estratégico, os planos e programas anuais e plurianuais, contemplando a análise de riscos e oportunidades para um horizonte mínimo de 05 (cinco) anos; e

III os orçamentos de custeio e de investimentos da Companhia para o exercício anual seguinte, visando ao alcance das estratégias empresariais.

Art. 34 Compete ao Diretor Presidente:

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GOVERNO DO ESTADO

I dirigir e coordenar a Companhia;

II representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o Art. 38 e seguintes do presente Estatuto;

III dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;

IV zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;

V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;

VI dirigir e coordenar os trabalhos da Diretoria;

VII convocar e presidir as reuniões da Diretoria;

VIII conceder licença aos demais membros da Diretoria e indicar o substituto nos casos de ausência ou impedimento temporário;

IX resolver questões de conflito de interesse ou conflito de competência entre as Diretorias;

X propor ao Conselho de Administração a indicação dos Diretores Executivos, observado os requisitos e vedações estabelecidos em política e normas internas;

XI deliberar sobre a adesão e permanência em compromissos voluntários assumidos pela Copel Holding e pelas Subsidiárias Integrais; e

XII exercer outras atribuições que lhe forem conferidas pelo Conselho de Administração, observada a legislação vigente e nos termos deste estatuto.

Art. 35 São atribuições dos demais diretores:

I gerir as atividades objeto da sua área de atuação, estabelecidas no Regimento Interno da Diretoria;

II participar das reuniões de Diretoria, contribuindo para a definição e aplicação das políticas a serem seguidas pela Companhia e relatar sobre os assuntos relevantes da sua respectiva área de atuação; e

III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração no que se refere à gestão de sua área específica de atuação.

§ 1º As demais atribuições individuais dos diretores serão detalhadas no Regimento Interno da Diretoria.

§ 2º Além das atribuições estabelecidas neste Estatuto, compete aos diretores assistir e auxiliar o Diretor Presidente na administração dos negócios da Companhia, bem como assegurar a cooperação e o apoio aos demais diretores no âmbito de suas respectivas competências, visando à consecução dos objetivos e interesses da Companhia.

§ 3º Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das Subsidiárias Integrais e controladas.

Art. 36 A Diretoria de Governança, Risco e Compliance é responsável pela verificação do cumprimento de obrigações e gestão de riscos, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, dentre outras definidas no Regimento Interno da Diretoria.

§ 1º O Diretor de Governança, Risco e Compliance poderá reportar-se diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se

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furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.

§ 2º Para o exercício de suas atribuições, a Diretoria terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.

Art. 37 O Diretor de Finanças e de Relações com Investidores é responsável por prestar informações ao público investidor, à Comissão de Valores Mobiliários do Brasil, à *Securities and Exchange Commission* dos Estados Unidos da América e às Bolsas de Valores em que a Companhia estiver listada e por manter atualizado o registro de companhia aberta, cumprindo toda a legislação e regulamentação aplicável.

Regras para representação da Companhia

Art. 38 A Companhia obriga-se perante terceiros:

I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;

II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;

III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;

IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.

Parágrafo único. O Diretor de Finanças e de Relações com Investidores pode, individualmente, representar a Companhia perante a Comissão de Valores Mobiliários, a *Securities and Exchange Commission* dos Estados Unidos da América, a B3, a instituição financeira prestadora dos serviços de escrituração de ações da Companhia e entidades administradoras de mercados organizados nos quais os valores mobiliários da Companhia estejam admitidos à negociação.

Art. 39 Os diretores poderão constituir mandatários da Companhia, devendo ser especificados no instrumento os atos ou operações que poderão praticar e a duração do mandato, sendo que, apenas as procurações para o foro em geral terão prazo indeterminado.

§ 1º As procurações outorgadas pela Companhia devem ser assinadas por 02 (dois) diretores conjuntamente, especificando os poderes outorgados e com prazo de vigência de, no máximo, 01 (um) ano.

§ 2º Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos diretores que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.

Art. 40 Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.

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Vacância e substituição

Art. 41 Nas vacâncias, ausências ou impedimentos temporários de qualquer diretor, o Diretor Presidente designará outro membro da Diretoria para acumular as funções.

§ 1º Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.

§ 2º Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.

§ 3º Os diretores poderão solicitar ao Conselho de Administração afastamento por licença não remunerada, desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.

Art. 42 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído.

Parágrafo único. Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.

SEÇÃO III - DIRETORIA REUNIDA (REDIR)

Funcionamento

Art. 43 A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.

§ 1º As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria simples dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.

§ 2º A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.

§ 3º As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.

§ 4º O Diretor Adjunto de Comunicação, caso eleito, poderá participar das reuniões da Diretoria, mas não terá direito a voto.

Art. 44 Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente na reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.

Art. 45 As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.

Atribuições

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Art. 46 Além das atribuições definidas em lei e no Regimento Interno da Diretoria, compete à Diretoria Reunida:

I deliberar sobre os negócios da Companhia de forma sustentável, considerando o seu objeto social, os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades;

II cumprir e fazer cumprir a legislação aplicável, o Estatuto Social, as políticas e normas internas da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;

III instruir e submeter à aprovação do Conselho de Administração, manifestando-se previamente sobre:

a) os planos e programas anuais e plurianuais, alinhando os dispêndios de investimentos, aos respectivos projetos, contemplando a análise de riscos e oportunidades para um horizonte mínimo de 05 (cinco) anos;

b) o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;

c) os projetos de investimento, participações em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;

d) o resultado de desempenho das atividades da Companhia;

e) os relatórios trimestrais da Companhia, acompanhados das demonstrações financeiras;

f) o Relatório da Administração acompanhado das demonstrações financeiras e respectivas notas explicativas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício;

g) o Relato Integrado ou o Relatório de Sustentabilidade da Companhia, a Carta Anual de Políticas Públicas e de Governança Corporativa e demais relatórios corporativos a serem subscritos pelo Conselho de Administração;

h) o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.

i) as revisões do Código de Conduta e o Programa de Integridade da Companhia, em conformidade com a legislação aplicável;

j) as transações entre partes relacionadas, dentro dos critérios e limites definidos pela Companhia;

k) o regulamento interno de licitação e contratos;

IV aprovar:

a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua implantação e execução;

b) o plano de contas contábil;

c) o plano anual de seguros da Companhia;

d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral;

e) indicação dos representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas Subsidiárias Integrais tenham ou venham a ter participação direta ou indireta;

f) a participação corporativa em associações de classe e entidades não governamentais; e

g) proposta relacionada à política de pessoal.

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V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração e os limites de alçada estabelecidos em normativa interna e no Regimento Interno da Diretoria:

a) atos de renúncia ou transação judicial ou extrajudicial, para pôr fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e

b) celebração de quaisquer negócios jurídicos quando o valor da operação não ultrapassar 2% (dois por cento) do patrimônio líquido, sem prejuízo da competência atribuída pelo Estatuto ao Conselho de Administração, incluindo aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas.

Parágrafo único. Quando o valor acumulado da aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas atingir 5% (cinco por cento) do Patrimônio Líquido da Companhia, no decorrer do exercício fiscal, encaminhar relatório para deliberação pelo Conselho de Administração.

VI estabelecer as premissas e aprovar a constituição das estruturas organizacionais da Companhia e de suas Subsidiárias Integrais;

VII negociar e firmar instrumentos de gestão entre a Companhia, suas Subsidiárias Integrais e Sociedades de Propósito Específico Integrais;

VIII estabelecer e monitorar práticas de governança, controles internos, diretrizes e políticas para suas Subsidiárias Integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;

IX autorizar abertura, instalação, transferência e extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos;

X indicar, caso decida, a Subsidiária Integral responsável pela execução das atividades relativas à gestão das sociedades nas quais a Companhia e suas Subsidiárias Integrais detêm participação acionária, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes; e

XI orientar o voto a ser proferido pela Companhia nas Assembleias Gerais das Subsidiárias Integrais e demais sociedades e associações em que a Companhia possua participação direta.

Parágrafo único. A Diretoria poderá designar mandatários ou conferir poderes aos demais níveis gerenciais da Companhia e da estrutura compartilhada da qual participa, por meio de norma interna ou por instrumento hábil, inclusive em conjunto com as Subsidiárias Integrais, dentro dos limites e competência individuais atribuídos aos diretores, tais como a assinatura de contratos, convênios, termos de cooperação, além de outros instrumentos que gerem obrigação para a Companhia ou suas Subsidiárias Integrais, exceto os atos indelegáveis por lei desde que previamente aprovados dentro dos limites ora estabelecidos.

Art. 47 O Regimento Interno da Diretoria detalhará as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CAPÍTULO V - COMITÊS ESTATUTÁRIOS

Art. 48 A Companhia contará com o Comitê de Auditoria Estatutário, o Comitê de Indicação e Avaliação, o Comitê de Investimentos e Inovação, Comitê de Desenvolvimento Sustentável e o Comitê de Minoritários.

Parágrafo único. Qualquer comitê remunerado deverá ser estatutário, sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.

SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)

Art. 49 O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 50 O Comitê de Auditoria Estatutário será único para a Companhia e suas Subsidiárias Integrais, exercendo suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

Art. 51 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu presidente, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas.

§ 2º O Comitê de Auditoria Estatutário será composto por 03 (três) a 05 (cinco) membros escolhidos pelo Conselho de Administração, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:

I ter a maioria de membros independentes nos termos da Lei Federal nº 13.303/2016;

II no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, que o caracterize como "especialista financeiro" nos termos da legislação vigente;

III no mínimo 01(um) dos membros do Comitê deverá ser integrante do Conselho de Administração;

IV no mínimo 01(um) dos membros do Comitê não será membro do Conselho de Administração e deverá ser escolhido dentre pessoas de mercado de notória experiência e capacidade técnica; e

V o Presidente do Comitê deverá ser membro do Conselho de Administração.

§ 3º Os membros do Comitê de Auditoria Estatutário deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.

§ 4º O Comitê de Auditoria Estatutário se reunirá: (i) ordinariamente, uma vez por mês; (ii) trimestralmente com o Conselho Fiscal, Conselho de Administração, Auditoria Interna e auditoria independente; e (iii) extraordinariamente, sempre que necessário, decidindo por maioria de votos, com registro em ata a ser divulgada, no *website* da Companhia e em conformidade com a legislação aplicável, salvo quando o Conselho de Administração entender que sua

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

publicação poderá colocar em risco interesse legítimo da Companhia, quando divulgará apenas seu extrato.

§ 5º A Auditoria Interna será vinculada funcionalmente ao Conselho de Administração por intermédio do Comitê de Auditoria Estatutário.

Art. 52 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

SEÇÃO II - COMITÊ DE INDICAÇÃO E AVALIAÇÃO (CIA)

Art. 53 O Comitê de Indicação e Avaliação é órgão estatutário de caráter permanente, auxiliar dos acionistas, com as prerrogativas conforme previsto na Lei Federal nº 13.303/2016 e no seu Regimento Interno, que verificará a conformidade do processo de indicação e de avaliação dos administradores, conselheiros fiscais e membros de Comitês Estatutários, nos termos da legislação vigente.

§ 1º O Comitê de Indicação e Avaliação será composto por 03 (três) a 05 (cinco) membros, eleitos e destituídos pela Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas, com a seguinte composição:

a) no mínimo 02 (dois) e no máximo 03 (três) membros escolhidos pelo acionista controlador;

b) no mínimo 01 (um) e no máximo 02 (dois) membros indicados pelos acionistas não controladores; e

c) será assegurado ao acionista controlador o direito de eleger a maioria dos membros do Comitê.

§ 2º O Comitê de Indicação e Avaliação da Copel será único para a Copel Holding e suas Subsidiárias Integrais, podendo ser estendido às empresas controladas, coligadas e demais empresas que a Copel tenha participação.

§ 3º Os membros do Comitê de Indicação e Avaliação deverão opinar, de modo a auxiliar os acionistas sobre a conformidade na indicação de administradores, conselheiros fiscais e membros de Comitês Estatutários, observando o cumprimento dos requisitos e ausências de vedações para as respectivas eleições.

§ 4º O Comitê de Indicação e Avaliação verificará a conformidade do processo de avaliação dos administradores, conselheiros fiscais e membros dos Comitês Estatutários, de acordo com os parâmetros da Lei Federal nº 13.303/2016.

Art. 54 As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 1º O Comitê de Indicação e Avaliação se reunirá sempre que necessário e decidirá por maioria de votos, e de acordo com o previsto em seu Regimento Interno, registrará em ata, inclusive as dissidências e protestos, a qual divulgará no *website* da Companhia em conformidade com a legislação aplicável, sem prejuízo da divulgação de outras deliberações que o Comitê entender necessário.

§ 2º O Presidente do Comitê de Indicação e Avaliação será eleito por seus pares, em sua primeira reunião, ao qual caberá dar cumprimento às deliberações do órgão.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

SEÇÃO III - COMITÊ DE INVESTIMENTOS E INOVAÇÃO (CII)

Art. 55 O Comitê de Investimentos e Inovação é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 56 O Comitê de Investimentos e Inovação será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

Art. 57 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º O presidente do Comitê de Investimentos e Inovação, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê.

§ 2º O Comitê de Investimentos e Inovação será composto por 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo:

I. 01 (um) deles o secretário executivo do Conselho de Administração; e
II. 01 (um) membro do Conselho de Administração, representante dos acionistas minoritários;

§ 3º Os membros do Comitê de Investimentos e Inovação deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.

§ 4º O Comitê de Investimentos e Inovação se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.

Art. 58 É conferido ao Comitê de Investimentos e Inovação autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com contratação e utilização de especialistas externos independentes.

SEÇÃO IV - COMITÊ DE DESENVOVIMENTO SUSTENTÁVEL (CDS)

Art. 59 O Comitê de Desenvolvimento Sustentável é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 60 O Comitê de Desenvolvimento Sustentável será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

Art. 61 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º O presidente do Comitê de Desenvolvimento Sustentável, ao qual caberá dar cumprimento às deliberações do órgão, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê.

§ 2º O Comitê de Desenvolvimento Sustentável será composto de 03 (três) a 05 (cinco) membros, eleitos e destituídos pelo Conselho de Administração, todos

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COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:

I no mínimo 02 (dois) membros do Conselho de Administração, sendo 01 (um) deles o secretário executivo do órgão;

II 01 (um) membro do Comitê de Indicação e Avaliação; e

III até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.

§ 3º Os membros do Comitê de Desenvolvimento Sustentável deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.

§ 4º O Comitê de Desenvolvimento Sustentável se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.

Art. 62 É conferido ao Comitê de Desenvolvimento Sustentável autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

SEÇÃO V - COMITÊ DE MINORITÁRIOS (CDM)

Art. 63 O Comitê de Minoritários é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 64 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º O presidente do Comitê de Minoritários, ao qual caberá dar cumprimento às deliberações do órgão, será eleito pelo Conselho de Administração.

§ 2º O Comitê de Minoritários será composto de 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo.

I. 02 (dois) deles representantes dos acionistas não controladores; e

II. 01 (um) deles membro independente do Conselho de Administração;

§ 3º Os membros do Comitê de Minoritários deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.

§ 4º O Comitê de Minoritários se reunirá sempre que necessário, conforme os assuntos de sua competência forem tratados pelo Conselho de Administração, decidindo por maioria de votos, com registro em ata, conforme previsto em seu Regimento Interno, inclusive das dissidências e dos protestos.

Art. 65 É conferido ao Comitê de Minoritários autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CAPÍTULO VI - CONSELHO FISCAL (CF)

Art. 66 A Companhia contará com um Conselho Fiscal de funcionamento permanente de fiscalização, de atuação colegiada e individual, com as competências e atribuições previstas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.

Art. 67 O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.

Composição e funcionamento

Art. 68 O Conselho Fiscal será composto por 05 (cinco) membros titulares e igual número de suplentes, eleitos em Assembleia Geral com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas.

§ 1º O Conselho Fiscal das Subsidiárias Integrais da Copel será composto pelos 03 (três) membros e respectivos suplentes indicados pelo acionista controlador para o Conselho Fiscal da Copel Holding.

§ 2º O presidente do Conselho Fiscal será eleito por seus pares, na primeira reunião após a eleição de seus membros, cabendo ao presidente dar cumprimento às deliberações do órgão.

§ 3º As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 4º Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função e que tenham exercido, por prazo mínimo de 03 (três) anos, cargo de direção ou assessoramento na Administração Pública ou cargo de conselheiro fiscal ou administrador em empresa.

§ 5º Não podem ser eleitos para o Conselho Fiscal, além das pessoas enumeradas nos parágrafos do Art. 147 da Lei Federal nº 6.404/1976, membros de Órgãos de Administração e empregados da Companhia ou de sociedade controlada ou do mesmo grupo, e o cônjuge ou parente, até terceiro grau, de administrador da Companhia.

§ 6º É vedada a indicação para o Conselho Fiscal:

I de representante do órgão regulador ao qual a Copel está sujeita, de ministro de estado, de secretário de estado, de secretário municipal, de titular de cargo sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;

II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;

III de pessoa que exerça cargo em organização sindical;

IV de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

V de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.

§ 7º A vedação prevista no inciso I do § 5º estende-se aos parentes consanguíneos ou afins até o terceiro grau das pessoas nele mencionadas.

Art. 69 As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 1º A função de membro do Conselho Fiscal é indelegável.

§ 2º Os membros do Conselho Fiscal têm os mesmos deveres dos administradores de que tratam os artigos 153 a 156 da Lei Federal nº 6.404/1976 e respondem pelos danos resultantes de omissão no cumprimento de seus deveres e de atos praticados com culpa ou dolo, ou com violação da lei ou do estatuto

Vacância e substituições

Art. 70 Na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato.

Representação e pareceres

Art. 71 O presidente do Conselho Fiscal, ou ao menos um dos membros deverá comparecer às reuniões da Assembleia Geral e responder aos pedidos de informações formulados pelos acionistas.

Parágrafo único. Os pareceres e representações do conselho fiscal, ou de qualquer um de seus membros, poderão ser apresentados e lidos na Assembleia Geral, independentemente de publicação e ainda que a matéria não conste da ordem do dia.

CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS

Posse, impedimentos e vedações

Art. 72 Para investidura no cargo, os membros dos órgãos estatutários deverão observar as condições mínimas impostas pelas Leis Federais nº 6.404/1976 e nº 13.303/2016, bem como deverão cumprir os procedimentos estabelecidos na Política de Indicação.

Art. 73 Os membros dos órgãos estatutários serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas.

§ 1º O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio indicado somente mediante comunicação escrita à Companhia.

§ 2º A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Art. 74 A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do Termo de Anuência dos Administradores, e a posse dos membros do Conselho Fiscal estará condicionada à prévia subscrição do Termo de Anuência dos Membros do Conselho Fiscal, nos termos do Regulamento do Nível 2 da B3, bem como ao atendimento dos requisitos legais aplicáveis.

Art. 75 O prazo de mandato dos membros do Conselho de Administração, do Conselho Fiscal, dos Comitês Estatutários de Assessoramento e da Diretoria será de 02 (dois) anos, sendo permitidas, no máximo:

I 02 (duas) reconduções consecutivas, para os membros do Conselho Fiscal e do Comitê de Indicação e Avaliação;

II 03 (três) reconduções consecutivas, para os membros do Conselho de Administração, do Comitê de Auditoria Estatutário, do Comitê de Investimentos e Inovação, do Comitê de Desenvolvimento Sustentável, do Comitê de Minoritários e da Diretoria.

Parágrafo único. Atingido o limite de reconduções a que se referem os incisos I e II do *caput* deste artigo, o retorno de membro ao órgão estatutário na mesma Companhia, só poderá ser efetuado após decorrido prazo equivalente a um mandato, exceto ao Comitê de Auditoria Estatutário, ao qual só poderá ser efetuado após decorrido prazo de 03 (três) anos.

Art. 76 Os administradores da Companhia, os membros do Conselho Fiscal e dos Comitês Estatutários deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura do termo respectivo.

Art. 77 O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse.

Art. 78 Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição a qualquer tempo, nos termos da legislação aplicável e deste Estatuto.

Art. 79 Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.

Art. 80 Além dos casos previstos em lei, dar-se-á vacância do cargo quando:

I o membro do Conselho de Administração ou Fiscal ou dos Comitês Estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa; e

II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração.

Art. 81 Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos Comitês Estatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas Subsidiárias Integrais, com o apoio do Comitê de Indicação e Avaliação, podendo contar com instituição independente, conforme procedimento previamente definido e em conformidade com a Política de Avaliação, observado os quesitos mínimos previstos pela Lei Federal nº 13.303/2016.

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Art. 82 Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro próprio de atas, podendo estas serem lavradas de forma sumária.

§ 1º Em caso de decisão que não seja unânime, justificativa para o voto divergente poderá ser registrada, observando que se exime de responsabilidade o membro dissidente que faça consignar sua divergência em ata de reunião ou, não sendo possível, dê ciência imediata e por escrito de sua posição.

§ 2º Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver presidindo a reunião terá o voto de desempate, além do voto pessoal.

Art. 83 Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.

Art. 84 As reuniões dos órgãos estatutários podem ser presenciais, por audioconferência ou videoconferência, nos termos deste Estatuto e do respectivo Regimento Interno.

Remuneração

Art. 85 A remuneração dos membros dos Órgãos Estatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto.

Parágrafo único. A remuneração dos membros do Conselho Fiscal, fixada pela Assembleia Geral que os eleger, observará o mínimo estabelecido legalmente, além do reembolso obrigatório das despesas de locomoção e estada necessárias ao desempenho da função.

Art. 86 É vedada a participação remunerada de membros da administração pública, direta ou indireta, em mais de 02 (dois) conselhos, incluindo os Conselhos de Administração e Fiscal, considerando a Companhia ou de suas subsidiárias.

Parágrafo único. O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.

CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS

Art. 87 O exercício social coincide com o ano civil e ao término de cada exercício social serão elaboradas as demonstrações financeiras observando as regras contidas na Lei Federal nº 6.404/1976, e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão.

§ 1º A Companhia deverá elaborar demonstrações financeiras trimestrais e divulgá-las em sítio eletrônico.

§ 2º Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:

I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;

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II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social;

III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e

IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.

Art. 88 Os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio, que não poderão ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ajustado de acordo com a Lei Federal nº 6.404/1976.

§ 1º Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração, poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou pagamento de juros sobre o capital próprio, desde que em conformidade com a política de dividendos e sem prejuízo da posterior ratificação da Assembleia Geral.

§ 2º Os dividendos intermediários, intercalares e os juros sobre capital próprio distribuídos nos termos do §1º, serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável.

§ 3º O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.

§ 4º Os lucros que deixarem de ser distribuídos nos termos do §3º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo permita a situação financeira da Companhia.

§ 5º Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.

§ 6º Quando da distribuição de juros sobre capital próprio, o percentual previsto no *caput* será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável.

Art. 89 Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.

CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO

Art. 90 A Companhia dissolver-se-á e entrará em liquidação nos casos previstos em lei, cabendo à Assembleia Geral estabelecer o modo de liquidação e eleger o liquidante, ou liquidantes, e o Conselho Fiscal, caso seu funcionamento seja solicitado por acionistas que perfaçam o quórum estabelecido em lei ou na regulamentação expedida pela Comissão de Valores Mobiliários, obedecidas as formalidades legais, fixando-lhes os poderes e a remuneração.

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CAPÍTULO X - MECANISMOS DE DEFESA

Art. 91 Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei.

Art. 92 A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes dos Órgãos Estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções.

§ 1º A mesma proteção definida no *caput* será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e/ou administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos administradores.

§ 2º A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia.

§ 3º Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar, por sua conta, advogado de sua confiança, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade.

§ 4º O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do §3º.

Art. 93 A Companhia poderá celebrar contratos de indenidade, observadas a legislação aplicável e as diretrizes definidas pela Assembleia Geral em política específica.

§ 1º Os contratos previstos no caput deste Artigo não indenizarão atos praticados:

I fora do exercício das atribuições ou poderes de seus signatários;
II com má-fé, dolo, culpa grave ou mediante fraude;
III em interesse próprio ou de terceiros, em detrimento do interesse social da companhia;
IV demais casos previstos na política e no respectivo contrato de indenidade.

§ 2º A cobertura do contrato de indenidade se aplica caso não exista cobertura de seguro de responsabilidade civil, previsto no Art. 96 do presente Estatuto.

Art. 94 A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica. Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.

Art. 95 Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no Art. 91 do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia de todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.

Art. 96 A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no Art. 91 do presente Estatuto, na

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forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.

CAPÍTULO XI - ALIENAÇÃO DE CONTROLE

Art. 97 A perda da qualificação de acionista controlador pelo Estado do Paraná só poderá ocorrer em conformidade com os procedimentos constitucionais e legais aplicáveis, incluindo, sem limitação, caso aplicável, a necessidade de prévia autorização legislativa. Desde que preenchidos os pressupostos constitucionais e legais, a alienação de controle da Companhia, além de normas especificamente aplicáveis, deverá observar o disposto neste Capítulo.

Art. 98 A alienação de controle da Companhia, tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição, suspensiva ou resolutiva, de que o adquirente se obrigue a efetivar oferta pública de aquisição das ações dos demais acionistas da Companhia, observando as condições e os prazos previstos na legislação vigente e no Regulamento do Nível 2 de Governança Corporativa da B3, de forma a assegurar-lhes tratamento igualitário àquele dado ao acionista controlador alienante.

Parágrafo único. A oferta pública de que trata este artigo será exigida ainda: (i) quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia; ou (ii) em caso de alienação do controle de sociedade que detenha o poder de controle da Companhia, sendo que, nesse caso, o acionista controlador alienante ficará obrigado a declarar à B3 o valor atribuído à Companhia nessa alienação, anexando documentação que comprove esse valor.

Art. 99 Aquele que adquirir o poder de controle, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, estará obrigado a: (i) efetivar a oferta pública referida no artigo 98 acima; e (ii) pagar, nos termos a seguir indicados, quantia equivalente à diferença entre o preço da oferta pública e o valor pago por ação eventualmente adquirida em bolsa nos 6 (seis) meses anteriores à data da aquisição do poder de controle, devidamente atualizado até a data do pagamento. Referida quantia deverá ser distribuída entre todas as pessoas que venderam ações da Companhia nos pregões em que o adquirente realizou as aquisições, proporcionalmente ao saldo líquido vendedor diário de cada uma, cabendo à B3 operacionalizar a distribuição, nos termos de seus regulamentos.

Art. 100 A Companhia não registrará qualquer transferência de ações para o adquirente ou para aquele(s) que vier(em) a deter o poder de controle, enquanto este(s) não subscrever(em) o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.

Art. 101 Nenhum acordo de acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia enquanto os seus signatários não tenham subscrito o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.

Art. 102 Na oferta pública de aquisição de ações, a ser feita pelo acionista controlador ou pela Companhia, para o cancelamento do registro de companhia aberta, o preço mínimo a ser ofertado deverá corresponder ao valor econômico apurado no laudo

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de avaliação elaborado nos termos dos parágrafos 1º e 2º deste artigo, respeitadas as normas legais e regulamentares aplicáveis.

§ 1º O laudo de avaliação referido no caput deste artigo deverá ser elaborado por instituição ou empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, de seus administradores e/ou do(s) acionista(s) controlador(es), além de satisfazer os requisitos do §1° do artigo 8° da Lei Federal nº 6.404/1976, e conter a responsabilidade prevista no §6º do mesmo artigo.

§ 2º A escolha da instituição ou empresa especializada responsável pela determinação do valor econômico da Companhia é de competência privativa da Assembleia Geral, a partir da apresentação, pelo conselho de administração, de lista tríplice, devendo a respectiva deliberação, não se computando os votos em branco, e cabendo a cada ação, independentemente de espécie ou classe, o direito a um voto, ser tomada pela maioria dos votos dos acionistas representantes das ações em circulação presentes naquela assembleia, que, se instalada em primeira convocação, deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total de ações em circulação, ou que, se instalada em segunda convocação, poderá contar com a presença de qualquer número de acionistas representantes das ações em circulação.

CAPÍTULO XII - SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3

Art. 103 Caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, o acionista controlador deverá efetivar oferta pública de aquisição das ações pertencentes aos demais acionistas da Companhia, no mínimo, pelo respectivo valor econômico, a ser apurado em laudo de avaliação elaborado nos termos dos §§ 1º e 2º do Artigo 102, respeitadas as normas legais e regulamentares aplicáveis.

Parágrafo único. O acionista controlador estará dispensado de proceder à oferta pública de aquisição de ações referida no *caput* deste artigo se a Companhia sair do Nível 2 de Governança Corporativa em razão da celebração do contrato de participação da Companhia no segmento especial da B3 denominado Novo Mercado (Novo Mercado) ou se a Companhia, resultante de reorganização societária, obtiver autorização para negociação de valores mobiliários no Novo Mercado, no prazo de 120 (cento e vinte) dias, contados da data da Assembleia Geral que aprovou a referida operação.

Art. 104 Na hipótese de não haver acionista controlador, caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa ou no Novo Mercado no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, a saída estará condicionada à realização de oferta pública de aquisição de ações nas mesmas condições previstas no artigo anterior.

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§ 1º A referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.

§ 2º Na ausência de definição dos responsáveis pela realização da oferta pública de aquisição de ações, no caso de operação de reorganização societária, na qual a companhia resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa, caberá aos acionistas que votaram favoravelmente à reorganização societária realizar a referida oferta.

Art. 105 A saída da Companhia do Nível 2 de Governança Corporativa da B3 em razão de descumprimento de obrigações constantes do Regulamento do Nível 2 está condicionada à efetivação de oferta pública de aquisição de ações, no mínimo, pelo valor econômico das ações, a ser apurado em laudo de avaliação de que trata o Artigo 102 do presente Estatuto, respeitadas as normas legais e regulamentares aplicáveis.

§ 1º O acionista controlador deverá efetivar a oferta pública de aquisição de ações prevista no *caput* desse artigo.

§ 2º Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* decorrer de deliberação da Assembleia geral, os acionistas que tenham votado a favor da deliberação que implicou o respectivo descumprimento deverão efetivar a oferta pública de aquisição de ações prevista no *caput*.

§ 3º Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa referida no *caput* ocorrer em razão de ato ou fato da administração, os administradores da Companhia deverão convocar Assembleia Geral de Acionistas cuja ordem do dia será a deliberação sobre como sanar o descumprimento das obrigações constantes do Regulamento do Nível 2 ou, se for o caso, deliberar pela saída da Companhia do Nível 2 de Governança Corporativa.

§ 4º Caso a Assembleia Geral mencionada no §3º delibere pela saída da Companhia do Nível 2 de Governança Corporativa da B3, a referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações prevista no *caput*, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.

CAPÍTULO XIII – EMISSÃO DE *UNITS*

Art. 106 A Companhia poderá patrocinar a emissão de certificados de depósito de ações, representativos de 1 (uma) ação ordinária e 4 (quatro) ações preferenciais classe B (*Units*).

§ 1º As *Units* poderão ser emitidas: (i) mediante solicitação dos acionistas que detenham ações em quantidade necessária à composição das *Units*, observados os prazos, regras e procedimentos fixados pelo Conselho de Administração; (ii) mediante deliberação do Conselho de Administração, em caso de aumento de capital dentro do limite de capital autorizado com a emissão de novas ações a serem representadas por *Units*; e (iii) nos casos previstos nos Artigos 109 e 110 do presente Estatuto.

§ 2º Somente poderão ser objeto de depósito para a emissão de *Units* ações livres de ônus e gravames.

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§ 3º A Companhia poderá contratar instituição financeira para emissão das *Units*.

Art. 107 Os titulares das *Units* terão os mesmos direitos e vantagens das ações por elas representadas, inclusive quanto ao pagamento de dividendos, juros sobre o capital próprio e quaisquer outras bonificações, pagamentos ou proventos a que possam fazer jus.

Parágrafo único. Os titulares das *Units* têm o direito de participar das Assembleias Gerais e nelas exercer todas as prerrogativas conferidas às ações representadas pelas *Units*, mediante comprovação de sua titularidade e observadas as regras de representação de acionistas previstas neste Estatuto.

Art. 108 As *Units* são escriturais, observado que, a partir da emissão das *Units*, as ações depositadas ficarão registradas em conta de depósito aberta em nome do titular das ações perante a instituição financeira depositária.

§ 1º Salvo na hipótese de cancelamento das *Units*, a propriedade das ações representadas pelas *Units* somente poderá ser transferida por meio da transferência das *Units*.

§ 2º O titular das *Units* terá o direito de solicitar à instituição financeira depositária, a qualquer tempo, o cancelamento das *Units* e a consequente entrega das respectivas ações depositadas, observados os prazos, regras e procedimentos a serem fixados pelo Conselho de Administração.

§ 3º As *Units* sujeitas a ônus, gravames ou embaraços não poderão ser objeto de pedido de cancelamento.

§ 4º O Conselho de Administração poderá, a qualquer tempo, suspender por prazo determinado, não superior a 30 (trinta) dias, a possibilidade de cancelamento de *Units* referida no § 2º, no caso de início de oferta pública de distribuição primária e/ou secundária de *Units*, no mercado local e/ou internacional.

Art. 109 Nas hipóteses de desdobramento, grupamento, bonificação ou emissão de novas ações mediante a capitalização de lucros ou reservas, as seguintes regras deverão ser observadas com relação às *Units*:

I no caso de aumento da quantidade de ações de emissão da Companhia, a instituição financeira depositária registrará o depósito das novas ações e creditará novas *Units* na conta dos respectivos titulares, de modo a refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no Artigo 106 do presente Estatuto, sendo que as ações que não forem passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*; e

II no caso da redução da quantidade de ações de emissão da Companhia, a instituição financeira depositária debitará as contas de depósito de *Units* dos titulares das ações grupadas, efetuando o cancelamento automático de *Units* em número suficiente para refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no Artigo 106 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.

Art. 110 Na hipótese de exercício do direito de preferência para a subscrição de ações de emissão da Companhia, se houver, a instituição financeira depositária criará novas *Units* no livro de registro de *Units* escriturais, creditando-lhes aos respectivos titulares, de modo a refletir a nova quantidade de ações depositadas na conta de depósito vinculada às *Units*, sempre observando a proporção prevista no artigo 106 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.

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Parágrafo único. Nos casos em que houver o exercício do direito de preferência para a subscrição de outros valores mobiliários de emissão da Companhia, não ocorrerá o crédito automático de *Units*.

CAPÍTULO XIV - RESOLUÇÃO DE CONFLITOS

Art. 111 A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, perante a Câmara de Arbitragem do Mercado, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda de, em especial, quanto aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei Federal nº 6.404/1976 e alterações posteriores, neste Estatuto, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento do Nível 2, do Regulamento de Arbitragem, do Regulamento de Sanções e do Contrato de Participação no Nível 2 de Governança Corporativa da B3.

CAPÍTULO XV - DISPOSIÇÕES GERAIS

Art. 112 Na hipótese de retirada de acionistas ou de fechamento de capital, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor econômico de tais ações, a ser apurado de acordo com o procedimento de avaliação aceito pela Lei Federal nº 6.404/1976, sempre que tal valor for inferior ao valor patrimonial.

Art. 113 A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em normas regulatórias e normativas expedidas por órgãos estaduais e federais.

Art. 114 As regras referentes aos prazos de mandato dos membros dos Órgãos Estatutários previstos neste Estatuto deverão ser aplicadas conforme previsto na Lei Federal nº 13.303/2016 e demais disposições legais aplicáveis.

Estatuto Social Copel - pág. 34/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

O texto originário do Estatuto da Copel (arquivado na Jucepar, sob o nº 17.340, em 16.06.1955, e publicado no DOE PR, de 25.06.1955) foi objeto de modificações cujas referências são citadas a seguir:

Ata da AG	JUCEPAR		Publicada no DOE PR
	Nº arq.	Data	
09.09.1969	*83.759*	*01.10.1969*	*08.10.1969*
21.08.1970	*88.256*	*04.09.1970*	*14.09.1970*
22.10.1970	*88.878*	*05.11.1970*	*16.11.1970*
28.04.1972	*95.513*	*24.05.1972*	*30.05.1972*
30.04.1973	*101.449*	*15.08.1973*	*28.08.1973*
06.05.1974	*104.755*	*21.05.1974*	*05.06.1974*
27.12.1974	*108.364*	*07.02.1975*	*21.02.1975*
30.04.1975	*110.111*	*03.06.1975*	*18.06.1975*
26.03.1976	*114.535*	*29.04.1976*	*10.05.1976*
15.02.1978	*123.530*	*28.02.1978*	*08.03.1978*
14.08.1979	*130.981*	*09.11.1979*	*20.11.1979*
26.02.1980	*132.253*	*25.03.1980*	*16.04.1980*
30.10.1981	*139.832*	*01.12.1981*	*18.12.1981*
02.05.1983	*146.251*	*31.05.1983*	*14.06.1983*
23.05.1984	*150.596*	*26.07.1984*	*28.08.1984*
17.12.1984	*160.881*	*17.01.1985*	*11.02.1985*
11.06.1985	*162.212*	*01.07.1985*	*18.07.1985*
12.01.1987	*166.674*	*13.02.1987*	*26.02.1987*
18.03.1987	*166.903*	*07.04.1987*	*08.05.1987*
19.06.1987	*167.914*	*02.07.1987*	*14.07.1987*
22.02.1994	*18444,7*	*28.02.1994*	*17.03.1994*
22.08.1994	*309,0*	*20.09.1994*	*06.10.1994*
15.02.1996	*960275860*	*27.02.1996*	*06.03.1996*
18.10.1996	*961839597*	*29.10.1996*	*06.11.1996*
10.07.1997	*971614148*	*18.07.1997*	*22.07.1997*
12.03.1998	*980428793*	*01.04.1998*	*07.04.1998*
30.04.1998	*981597050*	*06.05.1998*	*12.05.1998*
25.05.1998	*981780954*	*28.05.1998*	*02.06.1998*
26.01.1999	*990171175*	*05.02.1999*	*11.02.1999*
25.03.1999	*990646483*	*14.04.1999*	*23.04.1999*
27.03.2000	*000633666*	*30.03.2000*	*07.04.2000*
07.08.2001	*20011994770*	*14.08.2001*	*27.08.2001*
26.12.2002	*20030096413*	*29.01.2003*	*10.02.2003*
19.02.2004	*20040836223*	*08.03.2004*	*19.03.2004*
17.06.2005	*20052144879*	*23.06.2005*	*05.07.2005*
11.01.2006	*20060050632*	*20.01.2006*	*25.01.2006*

Cont....

Estatuto Social Copel - pág. 35/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

Continuação...

Ata da AG	JUCEPAR		Publicada no DOE PR
	Nº arq.	Data	
24.08.2006	*20063253062*	*30.08.2006*	*11.09.2006*
02.07.2007	*20072743441*	*04.07.2007*	*27.07.2007*
18.04.2008	*20081683790*	*25.04.2008*	*27.05.2008*
13.03.2009	*20091201500*	*13.03.2009*	*31.03.2009*
08.07.2010	*20106612077*	*20.07.2010*	*04.08.2010*
28.04.2011	*20111122929*	*10.05.2011*	*07.06.2011*
26.04.2012	*20123192609*	*09.05.2012*	*15.05.2012*
25.04.2013	*20132186560*	*07.05.2013*	*20.05.2013*
25.07.2013	*20134231198*	*30.07.2013*	*09.08.2013*
10.10.2013	*20135861330*	*15.10.2013*	*25.10.2013*
24.04.2014	*20142274046*	*29.04.2014*	*05.05.2014*
23.04.2015	*20152615962*	*04.05.2015*	*06.05.2015*
22.12.2016	*20167724827*	*04.01.2017*	*06.01.2017*
07.06.2017	*20173251129*	*12.06.2017*	*19.06.2017*
28.06.2018	*20183296796*	*11.07.2018*	*17.07.2018*
29.04.2019	*20192743090*	*07.05.2019*	*10.05.2019*
02.12.2019	*20197383041*	*17.12.2019*	*19.12.2019*
11.03.2021	*20211660922*	*25.03.2021*	*06.04.2021*
27.09.2021	*20216601347*	*30.09.2021*	*18.10.2021*

Ata da AG de	JUCEPAR		Extrato publicado no Valor Econômico de
	Nº arq.	Data	
28.04.2023	*20233084983*	*08.05.2023*	*12.05.2023*

Estatuto Social Copel - pág. 36/40

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Capital Inicial, em 28.03.1955: Cr$ 800.000.000,00

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data	
	Cr$			
01.10.1960	1.400.000.000,00	26.350	13.10.1960	14.10.1960
16.04.1962	4.200.000.000,00	31.036	03.05.1962	26.05.1962
11.11.1963	8.000.000.000,00	37.291	28.11.1963	02.12.1963
13.10.1964	16.000.000.000,00	50.478	23.10.1964	31.10.1964
24.09.1965	20.829.538.000,00	65.280	15.10.1965	18.10.1965
29.10.1965	40.000.000.000,00	65.528	12.11.1965	18.11.1965
20.09.1966	70.000.000.000,00	70.003	11.10.1966	18.10.1966[1]
	NCr$			
31.10.1967	125.000.000,00	74.817	01.12.1967	07.12.1967
17.06.1968	138.660.523,00	77.455	27.06.1968	13.07.1968
27.11.1968	180.000.000,00	79.509	10.12.1968	20.12.1968
06.06.1969	210.000.000,00	82.397	11.07.1969	05.08.1969
13.10.1969	300.000.000,00	84.131	30.10.1969	03.11.1969
03.12.1969	300.005.632,00	84.552	16.12.1969	30.12.1969
06.04.1970	332.111.886,00	86.263	14.05.1970	09.06.1970
	Cr$			
24.11.1970	425.000.000,00	89.182	11.12.1970	18.12.1970
18.12.1970	500.178.028,00	89.606	04.02.1971	17.02.1971
31.07.1972	866.000.000,00	97.374	21.09.1972	04.10.1972
30.04.1973[2]	867.934.700,00	101.449	15.08.1973	28.08.1973
31.08.1973	877.000.000,00	102.508	09.11.1973	21.11.1973
30.10.1973[3]	1.023.000.000,00	103.387	25.01.1974	11.02.1974
30.05.1974	1.023.000.010,00	105.402	21.06.1974	27.06.1974
27.12.1974	1.300.000.000,00	108.364	07.02.1975	21.02.1975
30.04.1975	1.302.795.500,00	110.111	13.06.1975	18.06.1975
22.12.1975	1.600.000.000,00	113.204	15.01.1976	13.02.1976
26.03.1976	1.609.502.248,00	114.535	29.04.1976	10.05.1976
17.12.1976	2.100.000.000,00	118.441	14.01.1977	04.02.1977
29.08.1977	3.000.000.000,00	122.059	14.10.1977	25.10.1977
16.11.1977	3.330.000.000,00	122.721	13.12.1977	12.01.1978
28.04.1978	3.371.203.080,00	125.237	06.07.1978	20.07.1978

Cont....

1 *Retificada no DOE PR de 05.06.1967.*

2 *Ratificada na AGE de 07.08.1973, publicada no DOE PR de 23.08.1973.*

3 *Ratificada na AGE de 21.12.1973, publicada no DOE PR de 01.02.1974.*

Estatuto Social Copel - pág. 37/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Continuação...

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data	
	Cr$			
14.12.1978	4.500.000.000,00	127.671	19.01.1979	06.03.1979
05.03.1979	5.656.487.659,00	128.568	04.05.1979	17.05.1979
30.04.1979	5.701.671.254,00	129.780	24.07.1979	14.08.1979
24.09.1979	8.000.000.000,00	130.933	05.11.1979	23.11.1979
	CR$			
27.03.1980	10.660.296.621,00	133.273	17.06.1980	27.06.1980
29.04.1980	10.729.574.412,00	133.451	27.06.1980	16.07.1980
16.10.1980	11.600.000.000,00	135.337	02.12.1980	20.01.1981
30.04.1981	20.000.000.000,00	137.187	19.05.1981	29.05.1981
30.10.1981	20.032.016.471,00	139.832	01.12.1981	18.12.1981
30.04.1982	37.073.740.000,00	141.852	01.06.1982	17.06.1982
29.10.1982	39.342.000.000,00	144.227	14.12.1982	29.12.1982
14.03.1983	75.516.075.768,00	145.422	12.04.1983	10.05.1983
02.05.1983	80.867.000.000,00	146.251	31.05.1983	14.06.1983
01.09.1983	83.198.000.000,00	148.265	25.10.1983	09.12.1983
10.04.1984	205.139.191.167,00	150.217	15.06.1984	17.07.1984
10.04.1984	215.182.000.000,00	150.217	15.06.1984	17.07.1984
05.10.1984	220.467.480.000,00	160.412	08.11.1984	27.11.1984
25.03.1985	672.870.475.837,00	161.756	21.05.1985	11.06.1985
25.03.1985	698.633.200.000,00	161.756	21.05.1985	11.06.1985
18.09.1985	719.093.107.000,00	163.280	14.11.1985	27.11.1985
	Cz$			
25.04.1986	2.421.432.629,00	164.815	11.06.1986	30.06.1986
23.10.1986	2.472.080.064,00	166.138	06.11.1986	14.11.1986
18.03.1987	4.038.049.401,49	166.903	07.04.1987	08.05.1987
18.03.1987	4.516.311.449,87	166.903	07.04.1987	08.05.1987
18.09.1987	4.682.539.091,91	168.598	06.10.1987	16.10.1987
14.04.1988	18.772.211.552,10	170.034	06.05.1988	25.05.1988[4]
14.04.1988	19.335.359.578,00	170.034	06.05.1988	25.05.1988
14.06.1988	19.646.159.544,00	170.727	11.07.1988	20.07.1988
25.04.1989	174.443.702.532,00	172.902	26.05.1989	06.07.1989
	NCz$			
25.04.1989	182.848.503,53	172.902	26.05.1989	06.07.1989
26.06.1989	184.240.565,60	17.337,4	12.07.1989	21.07.1989

Cont....

4 *Retificação no DOE nº 2780, de 27.05.88.*

Estatuto Social Copel - pág. 38/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Continuação...

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data	
	Cr$			
30.03.1990	2.902.464.247,10	175.349	02.05.1990	09.05.1990
30.03.1990	3.113.825.643,60	175.349	02.05.1990	09.05.1990
25.05.1990	3.126.790.072,52	176.016	10.07.1990	09.08.1990
25.03.1991	28.224.866.486,42	17.780,9	26.04.1991	23.05.1991
25.03.1991	30.490.956.176,38	17.780,9	26.04.1991	23.05.1991
23.05.1991	30.710.162.747,26	17.833,7	18.06.1991	27.06.1991
28.04.1992	337.561.908.212,47	18.061,7	08.06.1992	06.07.1992
28.04.1992	367.257.139.084,96	18.061,7	08.06.1992	06.07.1992
25.06.1992	369.418.108.461,33	18.089,9	09.07.1992	17.07.1992
01.04.1993	4.523.333.257.454,10	18.255,3	29.04.1993	20.05.1993
01.04.1993	4.814.158.615.553,95	18.255,3	29.04.1993	20.05.1993
15.06.1993	4.928.475.489.940,95[5]	18.313,9	13.07.1993	24.08.1993
	CR$			
26.04.1994	122.158.200.809,22[6]	1847810	10.05.1994	08.06.1994
	R$			
25.04.1995	446.545.229,15	950696471	18.05.1995	19.06.1995
23.04.1996	546.847.990,88	960710000	07.05.1996	15.05.1996
29.07.1997	1.087.959.086,89	971614130	30.07.1997	01.08.1997
07.08.1997	1.169.125.740,57[7]	971761671	12.08.1997	15.08.1997
12.03.1998	1.225.351.436,59	980428793	01.04.1998	07.04.1998
25.03.1999	1.620.246.833,38	990646483	14.04.1999	23.04.1999
26.12.2002	2.900.000.000,00	20030096413	29.01.2003	10.02.2003
29.04.2004	3.480.000.000,00	20041866290	07.06.2004	18.06.2004
27.04.2006	3.875.000.000,00	20061227897	09.05.2006	24.05.2006
27.04.2007	4.460.000.000.00	20071761462	05.05.2007	29.05.2007
27.04.2010	6.910.000.000,00	20105343960	06.05.2010	13.05.2010
22.12.2016	7.910.000.000,00	20167724827	04.01.2017	06.01.2017
29.04.2019	10.800.000.000,00	20192743090	07.05.2019	10.05.2019

5 *Em função da Medida Provisória nº 336, de 28.07.93, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.08.93, a ser registrado em "cruzeiros reais" (CR$ 4.928.475.475,41, nesta última data).*

6 *Em função da Medida Provisória nº 542, de 30.06.94, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.07.94, a ser registrado em "reais" (R$ 44.421.146,54, nesta última data).*

7 *Aumento do capital social autorizado pelo Conselho de Administração.*

Estatuto Social Copel - pág. 39/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO
DO ESTADO

Anexo II

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL	**CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL**	Mantém inalterado.
Art. 1º A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista de capital aberto, dotada de personalidade jurídica de direito privado, parte integrante da administração indireta do Estado do Paraná, instituída pelo Decreto Estadual nº 14.947/1954, sob autorização da Lei Estadual nº 1.384/1953, e é regida por este Estatuto, pelas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	**Art. 1º** A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista de capital aberto, dotada de personalidade jurídica de direito privado, parte integrante da administração indireta do Estado do Paraná, instituída pelo Decreto Estadual nº 14.947/1954, sob autorização da Lei Estadual nº 1.384/1953, e é regida por este Estatuto, pelas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	Mantém inalterado.
Art. 2º O prazo de duração da Companhia é indeterminado.	**Art. 2º** O prazo de duração da Companhia é indeterminado.	Mantém inalterado.
Art. 3º A Companhia tem sede e foro no Município de Curitiba, Estado do Paraná, Brasil, podendo estabelecer, no País e no exterior, filiais, agências, sucursais e escritórios.	**Art. 3º** A Companhia tem sede e foro no Município de Curitiba, Estado do Paraná, Brasil, podendo estabelecer, no País e no exterior, filiais, agências, sucursais e escritórios.	Mantém inalterado.
Art. 4º Constitui o objeto social da Companhia:	**Art. 4º** Constitui o objeto social da Companhia:	Mantém inalterado.
I pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;	**I** pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;	Mantém inalterado.
II pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;	**II** pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 1/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
III estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas;	**III** estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas;	Mantém inalterado.
IV prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado, desde que previamente autorizada pelo Conselho de Administração; e	**IV** prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado, desde que previamente autorizada pelo Conselho de Administração; e	Mantém inalterado.
V desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, e para os previstos nos incisos II e III, a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios ou companhias com empresas privadas e fundos de pensão e outros entes privados, em licitações de novas concessões e/ou em sociedades de propósito específico já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.	**V** desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, e para os previstos nos incisos II e III, a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios ou companhias com empresas privadas e fundos de pensão e outros entes privados, em licitações de novas concessões e/ou em sociedades de propósito específico já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.	Mantém inalterado.
§ 1º A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle acionário de empresa e participar do capital social de outras empresas, relacionadas ao seu objeto social,	**§ 1º** A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle acionário de empresa e participar do capital social de outras empresas, relacionadas ao seu objeto social, conforme	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 2/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
conforme legislação estadual, desde que previamente autorizada pelo Conselho de Administração.	legislação estadual, desde que previamente autorizada pelo Conselho de Administração.	
§ 2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.	§ 2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.	Mantém inalterado.
§ 3º Com a admissão da Companhia no segmento especial de listagem, denominado Nível 2 de Governança Corporativa da B3 S.A. – Brasil, Bolsa, Balcão, sujeitam-se a Companhia, seus acionistas, administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal às disposições do Regulamento de Listagem do Nível 2 de Governança Corporativa da B3 (Regulamento do Nível 2).	**§ 3º** Com a admissão da Companhia no segmento especial de listagem, denominado Nível 2 de Governança Corporativa da B3 S.A. – Brasil, Bolsa, Balcão, sujeitam-se a Companhia, seus acionistas, administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal às disposições do Regulamento de Listagem do Nível 2 de Governança Corporativa da B3 (Regulamento do Nível 2).	Mantém inalterado.
§ 4º As disposições do Regulamento do Nível 2 de Governança Corporativa da B3 prevalecerão sobre as disposições estatutárias, nas hipóteses de prejuízo aos direitos dos destinatários das ofertas públicas previstas neste Estatuto.	§ 4º As disposições do Regulamento do Nível 2 de Governança Corporativa da B3 prevalecerão sobre as disposições estatutárias, nas hipóteses de prejuízo aos direitos dos destinatários das ofertas públicas previstas neste Estatuto.	Mantém inalterado.
CAPÍTULO II - CAPITAL SOCIAL E AÇÕES	**CAPÍTULO II - CAPITAL SOCIAL E AÇÕES**	Mantém inalterado.
Art. 5º O capital social integralizado é de R$10.800.000.000,00 (dez bilhões e oitocentos milhões de reais), representado por 2.736.553.750 (dois bilhões, setecentas e trinta e seis milhões, quinhentas e cinquenta e três mil, setecentas e cinquenta) ações, sem valor nominal, sendo 1.054.090.460 (um bilhão, cinquenta e	**Art. 5º** O capital social integralizado é de R$10.800.000.000,00 (dez bilhões e oitocentos milhões de reais), representado por 2.736.553.750 (dois bilhões, setecentas e trinta e seis milhões, quinhentas e cinquenta e três mil, setecentas e cinquenta) ações, sem valor nominal, sendo 1.054.090.460 (um bilhão, cinquenta e quatro milhões,	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 3/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
quatro milhões, noventa mil, quatrocentas e sessenta) ações ordinárias e 1.682.463.290 (um bilhão, seiscentos e oitenta e dois milhões, quatrocentos e sessenta e três mil, duzentas e noventa) ações preferenciais e, destas, 3.128.000 (três milhões, cento e vinte e oito mil) são ações classe A e 1.679.335.290 (um bilhão, seiscentos e setenta e nove milhões, trezentos e trinta e cinco mil, duzentas e noventa) são ações classe B.	noventa mil, quatrocentas e sessenta) ações ordinárias e 1.682.463.290 (um bilhão, seiscentos e oitenta e dois milhões, quatrocentos e sessenta e três mil, duzentas e noventa) ações preferenciais e, destas, 3.128.000 (três milhões, cento e vinte e oito mil) são ações classe A e 1.679.335.290 (um bilhão, seiscentos e setenta e nove milhões, trezentos e trinta e cinco mil, duzentas e noventa) são ações classe B.	
§ 1º O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 4.000.000.000 (quatro bilhões) de ações, exclusivamente para capitalização de lucros e reservas ou, caso venha a ser deliberado pela assembleia geral a emissão de bônus de subscrição, de debêntures conversíveis ou a outorga de opção de compra de ações a administradores e colaboradores, o exercício dos respectivos direitos de conversão ou subscrição.	**§ 1º** O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 4.000.000.000 (quatro bilhões) de ações, ~~exclusivamente~~ para: ~~capitalização de lucros e reservas ou, caso venha a ser deliberado pela assembleia geral a emissão de bônus de subscrição, de debêntures conversíveis ou a outorga de opção de compra de ações a administradores e colaboradores, o exercício dos respectivos direitos de conversão ou subscrição.~~	Ajuste de texto, visando refletir a competência do Conselho de Administração em deliberar sobre aumento de capital social, conforme capital autorizado.
NOVO	**I -** capitalização de lucros e reservas;	Novo, visando refletir a competência do Conselho de Administração em deliberar sobre aumento de capital social, conforme capital autorizado, para capitalização de lucros.
NOVO	**II –** caso venha a ser deliberada, pela assembleia geral, a emissão de bônus de subscrição, de debêntures conversíveis em ações ou, de acordo com plano aprovado pela assembleia geral, a outorga de opção de compra de ações a administradores e colaboradores, o exercício dos respectivos direitos de conversão ou subscrição; ou	Novo, visando refletir a competência da assembleia geral de deliberar sobre emissão de bônus de subscrição, debêntures conversíveis em ações e outorga de opções de aquisição de ações para administradores e colaboradores, conforme capital autorizado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 4/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
NOVO	III – colocação mediante venda em bolsa de valores ou subscrição pública de novas ações ordinárias.	Novo, visando refletir a competência do Conselho de Administração em deliberar sobre aumento de capital social, conforme capital autorizado, para emissão de ações ordinárias.
§ 2º As ações são nominativas, escriturais, mantidas em contas de depósito, em instituição financeira autorizada.	**§ 2º** As ações são nominativas, escriturais, mantidas em contas de depósito, em instituição financeira autorizada.	Mantém inalterado.
§ 3º Fica a Companhia autorizada a escolher a instituição financeira, mediante deliberação do Conselho de Administração, para manter as ações escriturais em contas de depósito.	**§ 3º** Fica a Companhia autorizada a escolher a instituição financeira, mediante deliberação do Conselho de Administração, para manter as ações escriturais em contas de depósito.	Mantém inalterado.
§ 4º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.	**§ 4º** A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.	Mantém inalterado.
§ 5º Os aumentos de capital poderão ser efetuados com a emissão de ações preferenciais classe B, sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	**§ 5º** Os aumentos de capital poderão ser efetuados com a emissão de ações ordinárias e ações preferenciais classe B, sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	Ajuste de redação para deixar claro que a emissão de ações ordinárias pode ser realizada sem guardar proporção com as demais classes de ações preferenciais, conforme artigo 136, I, da Lei Federal nº 6.404/1976.
§ 6º As ações preferenciais, com direito a voto restrito, nos termos do § 7º deste artigo, serão de classes A e B, e conferirão a seus titulares as seguintes preferências e vantagens:	**§ 6º** As ações preferenciais, com direito a voto restrito, nos termos do § 7º deste artigo, serão de classes A e B, e conferirão a seus titulares as seguintes preferências e vantagens:	Mantém inalterado.
I. As ações preferenciais classe A terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de	**I.** As ações preferenciais classe A terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações,	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 5/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
ações, integralizado até 31 de dezembro do ano findo, e que será imputado ao dividendo obrigatório previsto no artigo 88;	integralizado até 31 de dezembro do ano findo, e que será imputado ao dividendo obrigatório previsto no artigo 88;	
II. As ações preferenciais classe B terão prioridade na distribuição de dividendos obrigatórios, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;	**II.** As ações preferenciais classe B terão prioridade na distribuição de dividendos obrigatórios, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;	Mantém inalterado.
III. Os dividendos assegurados pelo inciso anterior às ações preferenciais classe B serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe A;	**III.** Os dividendos assegurados pelo inciso anterior às ações preferenciais classe B serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe A;	Mantém inalterado.
IV O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores;	**IV** O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores;	Mantém inalterado.
V. As ações preferenciais adquirirão o direito de voto pleno se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos prioritários ou mínimos a que fazem jus; e	**V**. As ações preferenciais adquirirão o direito de voto pleno se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos prioritários ou mínimos a que fazem jus; e	Mantém inalterado.
VI As ações preferenciais asseguram aos seus titulares o direito de serem incluídas em oferta pública de aquisição de ações em decorrência de Alienação de Controle da	**VI** As ações preferenciais asseguram aos seus titulares o direito de serem incluídas em oferta pública de aquisição de ações em decorrência de Alienação de Controle da	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 6/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Companhia ao mesmo preço e nas mesmas condições ofertadas ao Acionista Controlador Alienante.	Companhia ao mesmo preço e nas mesmas condições ofertadas ao Acionista Controlador Alienante.	
§ 7º Cada ação preferencial confere ao seu titular o direito a voto restrito, exclusivamente, nas seguintes matérias:	**§ 7º** Cada ação preferencial confere ao seu titular o direito a voto restrito, exclusivamente, nas seguintes matérias:	Mantém inalterado.
I transformação, incorporação, fusão ou cisão da Companhia;	**I** transformação, incorporação, fusão ou cisão da Companhia;	Mantém inalterado.
II aprovação de contratos entre a Companhia e o Acionista Controlador, diretamente ou por meio de terceiros, assim como de outras sociedades nas quais o Acionista Controlador tenha interesse, sempre que, por força de disposição legal ou estatutária, sejam deliberados em Assembleia Geral;	**II** aprovação de contratos entre a Companhia e o Acionista Controlador, diretamente ou por meio de terceiros, assim como de outras sociedades nas quais o Acionista Controlador tenha interesse, sempre que, por força de disposição legal ou estatutária, sejam deliberados em Assembleia Geral;	Mantém inalterado.
III avaliação de bens destinados à integralização de aumento de capital da Companhia;	III avaliação de bens destinados à integralização de aumento de capital da Companhia;	Mantém inalterado.
IV escolha de instituição ou empresa especializada para determinação do Valor Econômico da Companhia, conforme artigo 102 deste Estatuto Social;	**IV** escolha de instituição ou empresa especializada para determinação do Valor Econômico da Companhia, conforme artigo 102 deste Estatuto Social;	Mantém inalterado.
V alteração ou revogação de dispositivos estatutários que alterem ou modifiquem quaisquer das exigências previstas no item 4.1 do Regulamento do Nível 2 de Governança Corporativa da B3, ressalvado que esse direito a voto prevalecerá enquanto estiver em vigor Contrato de Participação no Nível 2 de Governança Corporativa; e	**V** alteração ou revogação de dispositivos estatutários que alterem ou modifiquem quaisquer das exigências previstas no item 4.1 do Regulamento do Nível 2 de Governança Corporativa da B3, ressalvado que esse direito a voto prevalecerá enquanto estiver em vigor Contrato de Participação no Nível 2 de Governança Corporativa; e	Mantém inalterado.
VI exclusão ou alteração que vise suprimir o direito previsto no inciso XXIX do artigo 28, bem como neste inciso, ressalvado que tal alteração dependerá da aprovação da	**VI** exclusão ou alteração que vise suprimir o direito previsto no inciso XXIX do artigo 28, bem como neste inciso, ressalvado que tal alteração dependerá da aprovação da	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 7/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
maioria das ações preferenciais em assembleia especial convocada para esse fim.	maioria das ações preferenciais em assembleia especial convocada para esse fim.	
§ 8º A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.	**§ 8º** A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.	Mantém inalterado.
§ 9º As ações de emissão da Companhia poderão ser convertidas em outra espécie e classe, observadas as seguintes regras:	**§ 9º** As ações de emissão da Companhia poderão ser convertidas em outra espécie e classe, observadas as seguintes regras:	Mantém inalterado.
I as ações preferenciais classe A poderão ser convertidas em ações preferenciais classe B, a qualquer tempo;	**I** as ações preferenciais classe A poderão ser convertidas em ações preferenciais classe B, a qualquer tempo;	Mantém inalterado.
II as ações ordinárias poderão ser convertidas em ações preferenciais classe B, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units*, conforme definido no Art. 106;	**II** as ações ordinárias poderão ser convertidas em ações preferenciais classe B, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units*, conforme definido no Art. 106;	Mantém inalterado.
III as ações preferenciais classe B poderão ser convertidas em ações ordinárias, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units,* conforme definido no Art. 105; e	**III** as ações preferenciais classe B poderão ser convertidas em ações ordinárias, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units,* conforme definido no Art. 105; e	Mantém inalterado.
IV as ações ordinárias e as ações preferenciais classe B, em nenhuma hipótese, poderão ser convertidas em ações preferenciais classe A.	**IV** as ações ordinárias e as ações preferenciais classe B, em nenhuma hipótese, poderão ser convertidas em ações preferenciais classe A.	Mantém inalterado.
§ 10 As emissões de ações, bônus de subscrição, debêntures ou outros títulos mobiliários, até o limite do	**§ 10** As emissões de ações, de bônus de subscrição, de debêntures conversíveis ou de outros títulos mobiliários, até	Alteração para adequar a possibilidade de exclusão do direito de preferência na emissão

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 8/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
capital autorizado, poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, não inferior a 30 (trinta) dias, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	o limite do capital autorizado, cuja colocação seja feita mediante venda em bolsa de valores ou subscrição pública, poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, ~~não inferior a 30 (trinta) dias,~~ nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	de ações, bônus de subscrição, debêntures conversíveis ou outros títulos e valores mobiliários que sejam colocadas mediante venda em bolsa de valores ou subscrição pública, nos termos do art. 172, I, da Lei Federal nº 6.404/1976.
§ 11 As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	**§ 11** As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	Mantém inalterado.
CAPÍTULO III - ASSEMBLEIA GERAL (AG)	**CAPÍTULO III - ASSEMBLEIA GERAL (AG)**	Mantém inalterado.
Art. 6º A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.	**Art. 6º** A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.	Mantém inalterado.
Art. 7º A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.	**Art. 7º** A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.	Mantém inalterado.
Art. 8º A convocação será feita com antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação, com antecedência mínima de 08 (oito) dias, nos termos da legislação vigente, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível, inclusive de forma eletrônica.	**Art. 8º** A convocação será feita com antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação, com antecedência mínima de 08 (oito) dias, nos termos da legislação vigente, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível, inclusive de forma eletrônica.	Mantém inalterado.
Parágrafo Único. Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de	**Parágrafo Único.** Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação,	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 9/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
convocação, não se admitindo inclusão de assuntos gerais na pauta da Assembleia.	não se admitindo inclusão de assuntos gerais na pauta da Assembleia.	
Art. 9º A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01 (um) acionista escolhido, na ocasião, pelos acionistas presentes.	**Art. 9º** A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01 (um) acionista escolhido, na ocasião, pelos acionistas presentes.	Mantém inalterado.
§ 1º O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente.	**§ 1º** O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente.	Mantém inalterado.
§ 2º O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.	**§ 2º** O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.	Mantém inalterado.
Art. 10 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.	**Art. 10** A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.	Mantém inalterado.
Parágrafo Único. A Assembleia Geral Ordinária e Assembleia Geral Extraordinária poderão ser, cumulativamente, convocadas e realizadas no mesmo local, data e hora, instrumentadas em ata única.	**Parágrafo Único.** A Assembleia Geral Ordinária e Assembleia Geral Extraordinária poderão ser, cumulativamente, convocadas e realizadas no mesmo local, data e hora, instrumentadas em ata única.	Mantém inalterado.
Art. 11 Nas Assembleias Gerais, cada ação ordinária dará direito a 01 (um) voto. Exclusivamente nas matérias em que as ações preferenciais tenham direito de voto restrito, nos termos deste Estatuto, cada ação preferencial dará direito a 01 (um) voto.	**Art. 11** Nas Assembleias Gerais, cada ação ordinária dará direito a 01 (um) voto. Exclusivamente nas matérias em que as ações preferenciais tenham direito de voto restrito, nos termos deste Estatuto, cada ação preferencial dará direito a 01 (um) voto.	Mantém inalterado.
Art. 12 O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou	**Art. 12** O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 10/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
previamente, documentos e procuração com poderes específicos, na forma da lei.	previamente, documentos e procuração com poderes específicos, na forma da lei.	
Art. 13 A ata da Assembleia Geral será lavrada conforme a legislação vigente.	**Art. 13** A ata da Assembleia Geral será lavrada conforme a legislação vigente.	Mantém inalterado.
Art. 14 A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:	**Art. 14** A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:	Mantém inalterado.
I aumento do capital social, além do limite autorizado no Estatuto Social;	I aumento do capital social, além do limite autorizado no Estatuto Social;	Mantém inalterado.
II avaliação de bens com que o acionista concorre para a formação do capital social;	II avaliação de bens com que o acionista concorre para a formação do capital social;	Mantém inalterado.
III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;	III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;	Mantém inalterado.
IV alteração do Estatuto Social;	IV alteração do Estatuto Social;	Mantém inalterado.
V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração, do Conselho Fiscal e respectivos suplentes e do Comitê de Indicação e Avaliação;	V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração, do Conselho Fiscal e respectivos suplentes e do Comitê de Indicação e Avaliação;	Mantém inalterado.
VI fixação da remuneração dos administradores, dos conselheiros fiscais e dos membros dos Comitês Estatutários;	VI fixação da remuneração dos administradores, dos conselheiros fiscais e dos membros dos Comitês Estatutários;	Mantém inalterado.
VII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de dividendos;	VII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de dividendos;	Mantém inalterado.
VIII autorização para a Companhia mover ação de responsabilidade civil contra os Administradores pelos prejuízos causados ao seu patrimônio;	VIII autorização para a Companhia mover ação de responsabilidade civil contra os Administradores pelos prejuízos causados ao seu patrimônio;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 11/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
IX alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;	IX alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;	Mantém inalterado.
X permuta de ações ou outros valores mobiliários;	X permuta de ações ou outros valores mobiliários;	Mantém inalterado.
XI emissão de debêntures conversíveis em ações, inclusive de controladas;	XI emissão de debêntures conversíveis em ações, inclusive de controladas;	Mantém inalterado.
XII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior; e	XII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior; e	Mantém inalterado.
XIII eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas.	XIII eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas.	Mantém inalterado.
XIV política de indenidade e condições gerais do contrato de indenidade, cabendo-lhe ainda a validação da indenização nos casos em que os valores têm impacto significativo na estrutura financeira da companhia, e situações em que mais da metade dos administradores são potenciais beneficiários de forma concomitante em função de um mesmo fato, conforme definido na política de indenidade.	XIV política de indenidade e condições gerais do contrato de indenidade, cabendo-lhe ainda a validação da indenização nos casos em que os valores têm impacto significativo na estrutura financeira da companhia, e situações em que mais da metade dos administradores são potenciais beneficiários de forma concomitante em função de um mesmo fato, conforme definido na política de indenidade.	Mantém inalterado.
CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA	**CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA**	Mantém inalterado.
Art. 15 A Companhia será administrada pelo Conselho de Administração e pela Diretoria.	**Art. 15** A Companhia será administrada pelo Conselho de Administração e pela Diretoria.	Mantém inalterado.
SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)	**SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)**	Mantém inalterado.
Art. 16 O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.	**Art. 16** O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 12/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Composição, investidura e mandato	**Composição, investidura e mandato**	Mantém inalterado.
Art. 17 O Conselho de Administração será composto por 09 (nove) membros titulares, eleitos e destituídos pela Assembleia Geral, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, nos termos da Lei Federal nº 6.404/1976 e demais normativos aplicáveis, inclusive considerando a possibilidade de eleição em separado por acionistas minoritários e por detentores de ações preferenciais, bem como de adoção do voto múltiplo.	**Art. 17** O Conselho de Administração será composto por 09 (nove) membros titulares, eleitos e destituídos pela Assembleia Geral, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, nos termos da Lei Federal nº 6.404/1976 e demais normativos aplicáveis, inclusive considerando a possibilidade de eleição em separado por acionistas minoritários e por detentores de ações preferenciais, bem como de adoção do voto múltiplo.	Mantém inalterado.
§ 1º Sempre que cumulativamente, a eleição do Conselho de Administração se der pelo sistema de voto múltiplo e os titulares de ações ordinárias ou preferenciais exercerem o direito de eleger conselheiro, será assegurado ao Estado do Paraná o direito de eleger conselheiro em número igual ao dos eleitos pelos demais acionistas e pelos empregados, mais um, independentemente do número de conselheiros estabelecidos no caput.	**§ 1º** Sempre que cumulativamente, a eleição do Conselho de Administração se der pelo sistema de voto múltiplo e os titulares de ações ordinárias ou preferenciais exercerem o direito de eleger conselheiro, será assegurado ao Estado do Paraná o direito de eleger conselheiro em número igual ao dos eleitos pelos demais acionistas e pelos empregados, mais um, independentemente do número de conselheiros estabelecidos no caput.	Mantém inalterado.
§ 2º É assegurado aos acionistas minoritários o direito de eleger 01 (um) conselheiro, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.	**§ 2º** É assegurado aos acionistas minoritários o direito de eleger 01 (um) conselheiro, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.	Mantém inalterado.
§ 3º É assegurado aos acionistas titulares de ações preferenciais que preencham os percentuais e requisitos previstos no artigo 141, §§ 4º e 5º da Lei Federal nº 6.404/1976, o direito de eleger 01 (um) conselheiro.	**§ 3º** É assegurado aos acionistas titulares de ações preferenciais que preencham os percentuais e requisitos previstos no artigo 141, §§ 4º e 5º da Lei Federal nº 6.404/1976, o direito de eleger 01 (um) conselheiro.	Mantém inalterado.
§ 4º O Conselho de Administração das Subsidiárias Integrais será composto por, no mínimo, 03 (três) membros,	**§ 4º** O Conselho de Administração das Subsidiárias Integrais será composto por, no mínimo, 03 (três) membros, incluindo,	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 13/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
incluindo, o Diretor Geral da respectiva Subsidiária Integral, e 01 (um) diretor da Companhia.	o Diretor Geral da respectiva Subsidiária Integral, e 01 (um) diretor da Companhia.	
§ 5º O Diretor Presidente da Companhia poderá integrar o Conselho de Administração como seu secretário executivo, mediante eleição em Assembleia Geral.	**§ 5º** O Diretor Presidente da Companhia poderá integrar o Conselho de Administração como seu secretário executivo, mediante eleição em Assembleia Geral.	Mantém inalterado.
§ 6º Os cargos de Presidente do Conselho de Administração e de Diretor Presidente ou principal executivo da Companhia não poderão ser acumulados pela mesma pessoa.	**§ 6º** Os cargos de Presidente do Conselho de Administração e de Diretor Presidente ou principal executivo da Companhia não poderão ser acumulados pela mesma pessoa.	Mantém inalterado.
§ 7º O Presidente do Conselho de Administração será indicado pelo acionista controlador e designado pela Assembleia Geral que o eleger, sendo substituído, em suas ausências e impedimentos, pelo conselheiro escolhido pela maioria de seus pares.	§ 7º O Presidente do Conselho de Administração será indicado pelo acionista controlador e designado pela Assembleia Geral que o eleger, sendo substituído, em suas ausências e impedimentos, pelo conselheiro escolhido pela maioria de seus pares.	Mantém inalterado.
§ 8º As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e 13.303/2016, pela política e norma interna de indicação de membros de órgãos estatutários, além de atender aos seguintes parâmetros:	**§ 8º** As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e 13.303/2016, pela política e norma interna de indicação de membros de órgãos estatutários, além de atender aos seguintes parâmetros:	Mantém inalterado.
I ter, no mínimo, 03 (três) conselheiros independentes, sendo este número, em qualquer hipótese, igual ou superior a 25% (vinte e cinco por cento) do total de membros do órgão. Referidos conselheiros deverão ser expressamente declarados como independentes na ata da Assembleia Geral que os eleger, em conformidade com a definição do Regulamento do Nível 2 de Governança Corporativa da B3 e com o disposto na Lei Federal nº 13.303/2016, sendo também considerado(s) como independente(s) o(s) conselheiro(s) eleito(s) mediante	**I** ter, no mínimo, 03 (três) conselheiros independentes, sendo este número, em qualquer hipótese, igual ou superior a 25% (vinte e cinco por cento) do total de membros do órgão. Referidos conselheiros deverão ser expressamente declarados como independentes na ata da Assembleia Geral que os eleger, em conformidade com a definição do Regulamento do Nível 2 de Governança Corporativa da B3 e com o disposto na Lei Federal nº 13.303/2016, sendo também considerado(s) como independente(s) o(s) conselheiro(s) eleito(s) mediante faculdade prevista pelo artigo 141, §§ 4º e	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 14/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
faculdade prevista pelo artigo 141, §§ 4º e 5º e artigo 239, ambos da Lei Federal nº 6.404/1976 e alterações posteriores;	5º e artigo 239, ambos da Lei Federal nº 6.404/1976 e alterações posteriores;	
II quando, em decorrência da observância do percentual referido no parágrafo acima, resultar número fracionário de conselheiros, proceder-se-á ao arredondamento nos termos do Regulamento do Nível 2 de Governança Corporativa da B3.	**II q**uando, em decorrência da observância do percentual referido no parágrafo acima, resultar número fracionário de conselheiros, proceder-se-á ao arredondamento nos termos do Regulamento do Nível 2 de Governança Corporativa da B3.	Mantém inalterado.
III ter, entre 03 (três) a 05 (cinco) conselheiros, incluídos os mencionados no inciso I, que atendam, cumulativamente, as condições previstas na Lei Federal nº 13.303/2016, para compor o Comitê de Auditoria Estatutário, dependendo da sua composição conforme Art. 51, § 2º deste Estatuto.	**III** ter, entre 03 (três) a 05 (cinco) conselheiros, incluídos os mencionados no inciso I, que atendam, cumulativamente, as condições previstas na Lei Federal nº 13.303/2016, para compor o Comitê de Auditoria Estatutário, dependendo da sua composição conforme Art. 51, § 2º deste Estatuto.	Mantém inalterado.
IV ao menos 01 (um) dos conselheiros mencionados neste § 8º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto neste Estatuto;	**IV** ao menos 01 (um) dos conselheiros mencionados neste § 8º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto neste Estatuto;	Mantém inalterado.
Art. 18 Fica assegurada a participação de 01 (um) representante dos empregados no Conselho de Administração, com mandato coincidente com o dos demais conselheiros.	**Art. 18** Fica assegurada a participação de 01 (um) representante dos empregados no Conselho de Administração, com mandato coincidente com o dos demais conselheiros.	Mantém inalterado.
§ 1º O conselheiro representante dos empregados será eleito nos termos estabelecidos na legislação pertinente, por escrutínio regulado segundo as normas da Companhia, sob os mesmos critérios de elegibilidade previstos para os demais conselheiros.	**§ 1º** O conselheiro representante dos empregados será eleito nos termos estabelecidos na legislação pertinente, por escrutínio regulado segundo as normas da Companhia, sob os mesmos critérios de elegibilidade previstos para os demais conselheiros.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 15/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 2º O candidato eleito conselheiro representante dos empregados tomará posse para o mandato estabelecido neste artigo, permitida a reeleição por 01 (uma) só vez.	**§ 2º** O candidato eleito conselheiro representante dos empregados tomará posse para o mandato estabelecido neste artigo, permitida a reeleição por 01 (uma) só vez.	Mantém inalterado.
Art. 19 A investidura de membros no Conselho de Administração observará as condições estabelecidas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	**Art. 19** A investidura de membros no Conselho de Administração observará as condições estabelecidas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	Mantém inalterado.
Vacância e substituições	**Vacância e substituições**	Mantém inalterado.
Art. 20 Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato.	**Art. 20** Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato.	Mantém inalterado.
§ 1º Observados os requisitos e vedações legais aplicáveis, caberá aos conselheiros remanescentes nomear o substituto para o membro vacante até a primeira Assembleia Geral, nos termos da Lei Federal nº 6.404/1976.	**§ 1º** Observados os requisitos e vedações legais aplicáveis, caberá aos conselheiros remanescentes nomear o substituto para o membro vacante até a primeira Assembleia Geral, nos termos da Lei Federal nº 6.404/1976.	Mantém inalterado.
§ 2º Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral.	**§ 2º** Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral.	Mantém inalterado.
§ 3º Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.	**§ 3º** Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 16/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 21 A função de conselheiro de administração é pessoal e não se admite suplente, inclusive para representante dos empregados.	**Art. 21** A função de conselheiro de administração é pessoal e não se admite suplente, inclusive para representante dos empregados.	Mantém inalterado.
Funcionamento	**Funcionamento**	Mantém inalterado.
Art. 22 O Conselho de Administração se reunirá ordinariamente 01 (uma) vez por mês e extraordinariamente sempre que necessário, conforme previsto no Art. 25 do presente Estatuto.	**Art. 22** O Conselho de Administração se reunirá ordinariamente 01 (uma) vez por mês e extraordinariamente sempre que necessário, conforme previsto no Art. 25 do presente Estatuto.	Mantém inalterado.
Art. 23 As reuniões do Conselho de Administração serão convocadas pelo seu presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados.	**Art. 23** As reuniões do Conselho de Administração serão convocadas pelo seu presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados.	Mantém inalterado.
§ 1º As convocações enviadas no endereço físico ou eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.	**§ 1º** As convocações enviadas no endereço físico ou eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.	Mantém inalterado.
§ 2º As reuniões ordinárias deverão ser convocadas com antecedência mínima de 07 (sete) dias em relação à data da sua realização.	**§ 2º** As reuniões ordinárias deverão ser convocadas com antecedência mínima de 07 (sete) dias em relação à data da sua realização.	Mantém inalterado.
§ 3º As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares.	**§ 3º** As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 17/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	Estatuto proposto	Justificativa
Art. 24 Fica facultada, se necessária, a participação não presencial dos conselheiros na reunião, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. O conselheiro, nesta hipótese, será considerado presente na reunião, e seu voto será considerado válido para todos os efeitos legais, sendo incorporado à ata da referida reunião.	**Art. 24** Fica facultada, se necessária, a participação não presencial dos conselheiros na reunião, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. O conselheiro, nesta hipótese, será considerado presente na reunião, e seu voto será considerado válido para todos os efeitos legais, sendo incorporado à ata da referida reunião.	Mantém inalterado.
Art. 25 Quando houver motivo de urgência, formalmente justificado para os membros do Conselho de Administração, o presidente do Conselho de Administração poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.	**Art. 25** Quando houver motivo de urgência, formalmente justificado para os membros do Conselho de Administração, o presidente do Conselho de Administração poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.	Mantém inalterado.
Art. 26 O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.	**Art. 26** O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.	Mantém inalterado.
Art. 27 As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro	**Art. 27** As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 18/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
próprio de acordo com o estabelecido em seu Regimento Interno.	próprio de acordo com o estabelecido em seu Regimento Interno.	
Parágrafo Único. Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato da ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado, não sendo dada publicidade.	**Parágrafo Único.** Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato da ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado, não sendo dada publicidade.	Mantém inalterado.
Atribuições	**Atribuições**	Mantém inalterado.
Art. 28 Além das atribuições previstas em lei, compete ainda ao Conselho de Administração:	**Art. 28** Além das atribuições previstas em lei, compete ainda ao Conselho de Administração:	Mantém inalterado.
I fixar a orientação geral dos negócios da Companhia, incluindo aprovação e acompanhamento do plano de negócio, planejamento estratégico e de investimentos, definindo objetivos e prioridades no atendimento de políticas públicas compatíveis com a área de atuação da Companhia e o seu objeto social, buscando o desenvolvimento com sustentabilidade;	I fixar a orientação geral dos negócios da Companhia, incluindo aprovação e acompanhamento do plano de negócio, planejamento estratégico e de investimentos, definindo objetivos e prioridades no atendimento de políticas públicas compatíveis com a área de atuação da Companhia e o seu objeto social, buscando o desenvolvimento com sustentabilidade;	Mantém inalterado.
II eleger, destituir, tomar conhecimento de renúncia e substituir os diretores da Companhia, fixando-lhes as atribuições, fiscalizando sua gestão, bem como:	II eleger, destituir, tomar conhecimento de renúncia e substituir os diretores da Companhia, fixando-lhes as atribuições, fiscalizando sua gestão, bem como:	Mantém inalterado.
a) examinar a qualquer tempo os livros e papéis da Companhia, contratos ou quaisquer outros atos;	a) examinar a qualquer tempo os livros e papéis da Companhia, contratos ou quaisquer outros atos;	Mantém inalterado.
b) aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria; e	b) aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria; e	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 19/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	Estatuto proposto	Justificativa
c) avaliar anualmente a execução da estratégia de longo prazo, devendo publicar suas conclusões e informá-las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica, cuja divulgação possa ser comprovadamente prejudicial aos interesses da Companhia;	c) avaliar anualmente a execução da estratégia de longo prazo, devendo publicar suas conclusões e informá-las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica, cuja divulgação possa ser comprovadamente prejudicial aos interesses da Companhia;	Mantém inalterado.
III manifestar-se sobre o relatório da administração e as contas da Diretoria;	III manifestar-se sobre o relatório da administração e as contas da Diretoria;	Mantém inalterado.
IV convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;	IV convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;	Mantém inalterado.
V aprovar e acompanhar planos e programas anuais e plurianuais com o orçamento empresarial de dispêndios e investimento da Companhia e suas Subsidiárias Integrais, com indicação das fontes e aplicações de recursos;	V aprovar e acompanhar planos e programas anuais e plurianuais com o orçamento empresarial de dispêndios e investimento da Companhia e suas Subsidiárias Integrais, com indicação das fontes e aplicações de recursos;	Mantém inalterado.
VI autorizar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário, inclusive de outros serviços de seus auditores independentes, recomendada pelo Comitê de Auditoria Estatutário, quando a remuneração global representar mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;	VI autorizar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário, inclusive de outros serviços de seus auditores independentes, recomendada pelo Comitê de Auditoria Estatutário, quando a remuneração global representar mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;	Mantém inalterado.
VII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano trabalho, com o apoio do Comitê de Auditoria Estatutário;	VII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano trabalho, com o apoio do Comitê de Auditoria Estatutário;	Mantém inalterado.
VIII nomear e destituir o titular da Auditoria Interna, após recomendação do Comitê de Auditoria Estatutário;	VIII nomear e destituir o titular da Auditoria Interna, após recomendação do Comitê de Auditoria Estatutário;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 20/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
IX monitorar, periodicamente, a eficácia dos sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude, nos termos da Lei Federal nº 13.303/2016;	IX monitorar, periodicamente, a eficácia dos sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude, nos termos da Lei Federal nº 13.303/2016;	Mantém inalterado.
X aprovar o Código de Conduta e o Programa de Integridade da Copel, monitorando as decisões que envolvem as práticas de governança corporativa, o relacionamento com partes interessadas e o Código de Ética da Alta Administração Estadual;	X aprovar o Código de Conduta e o Programa de Integridade da Copel, monitorando as decisões que envolvem as práticas de governança corporativa, o relacionamento com partes interessadas e o Código de Ética da Alta Administração Estadual;	Mantém inalterado.
XI analisar, a partir de reporte direto do Diretor de Governança, Risco e Compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada;	XI analisar, a partir de reporte direto do Diretor de Governança, Risco e Compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada;	Mantém inalterado.
XII estabelecer diretrizes quanto à gestão de pessoas;	XII estabelecer diretrizes quanto à gestão de pessoas;	Mantém inalterado.
XIII realizar avaliação anual, individual e coletiva, do seu desempenho e dos demais membros dos órgãos estatutários, observando os dispositivos da Lei Federal nº 13.303/2016, contando com apoio metodológico e procedimental do Comitê de Indicação e Avaliação;	XIII realizar avaliação anual, individual e coletiva, do seu desempenho e dos demais membros dos órgãos estatutários, observando os dispositivos da Lei Federal nº 13.303/2016, contando com apoio metodológico e procedimental do Comitê de Indicação e Avaliação;	Mantém inalterado.
XIV aprovar as transações entre partes relacionadas, dentro dos critérios e limites de alçada definidos pela Companhia, observada a política específica, com o suporte do Comitê de Auditoria Estatutário;	XIV aprovar as transações entre partes relacionadas, dentro dos critérios e limites de alçada definidos pela Companhia, observada a política específica, com o suporte do Comitê de Auditoria Estatutário;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 21/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
XV constituir, instalar e dissolver comitês não remunerados de assessoramento ao Conselho de Administração, nomear e destituir seus membros, bem como nomear e destituir os membros dos comitês estatutários de assessoramento ao Conselho de Administração, exceto se disposto em contrário neste Estatuto;	XV constituir, instalar e dissolver comitês não remunerados de assessoramento ao Conselho de Administração, nomear e destituir seus membros, bem como nomear e destituir os membros dos comitês estatutários de assessoramento ao Conselho de Administração, exceto se disposto em contrário neste Estatuto;	Mantém inalterado.
XVI aprovar os regimentos internos do Conselho de Administração, da Diretoria e dos Comitês de Assessoramento, estatutários e não estatutários, bem como eventuais alterações.	XVI aprovar os regimentos internos do Conselho de Administração, da Diretoria e dos Comitês de Assessoramento, estatutários e não estatutários, bem como eventuais alterações.	Mantém inalterado.
XVII provar e monitorar as políticas gerais da Companhia e suas respectivas alterações, especialmente no que se refere a:	XVII aprovar e monitorar as políticas gerais da Companhia e suas respectivas alterações, especialmente no que se refere a:	Mantém inalterado.
a) gerenciamento de riscos;	a) gerenciamento de riscos;	Mantém inalterado.
b) integridade;	b) integridade;	Mantém inalterado.
c) transações com partes relacionadas;	c) transações com partes relacionadas;	Mantém inalterado.
d) governança corporativa;	d) governança corporativa;	Mantém inalterado.
e) sustentabilidade;	e) sustentabilidade;	Mantém inalterado.
f) mudança do clima;	f) mudança do clima;	Mantém inalterado.
g) participações societárias;	g) participações societárias;	Mantém inalterado.
h) gestão de pessoas;	h) gestão de pessoas;	Mantém inalterado.
i) saúde e segurança do trabalho;	i) saúde e segurança do trabalho;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 22/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
j) indicação dos membros dos órgãos estatutários e avaliação anual de desempenho;	j) indicação dos membros dos órgãos estatutários e avaliação anual de desempenho;	Mantém inalterado.
k) comunicação e porta-vozes;	k) comunicação e porta-vozes;	Mantém inalterado.
l) negociação de ações de emissão própria;	l) negociação de ações de emissão própria;	Mantém inalterado.
m) dividendos;	m) dividendos;	Mantém inalterado.
n) doações e patrocínios;	n) doações e patrocínios;	Mantém inalterado.
o) divulgação de informações e fatos relevantes;	**o)** divulgação de informações e fatos relevantes;	Mantém inalterado.
p) relações com investidores.	p) relações com investidores.	Mantém inalterado.
XVIII fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os *covenants* existentes nos contratos já firmados;	XVIII fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os *covenants* existentes nos contratos já firmados;	Mantém inalterado.
XIX mediante proposta da Diretoria, autorizar, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido, as provisões contábeis e, previamente, a celebração de quaisquer negócios jurídicos, incluindo aquisição, alienação ou oneração de ativos, cessão em comodato de bens do ativo permanente, constituição de ônus reais e prestação de garantias, assunção de obrigações em geral, renúncia, transação e ainda associação com outras pessoas jurídicas;	XIX mediante proposta da Diretoria, autorizar, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido, as provisões contábeis e, previamente, a celebração de quaisquer negócios jurídicos, incluindo aquisição, alienação ou oneração de ativos, cessão em comodato de bens do ativo permanente, constituição de ônus reais e prestação de garantias, assunção de obrigações em geral, renúncia, transação e ainda associação com outras pessoas jurídicas;	Mantém inalterado.
XX estabelecer os assuntos e valores para sua alçada decisória e da Diretoria, inclusive podendo delegar a aprovação dos negócios jurídicos de sua competência em	XX estabelecer os assuntos e valores para sua alçada decisória e da Diretoria, inclusive podendo delegar a aprovação dos negócios jurídicos de sua competência em limite de alçada	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 23/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
limite de alçada que definir, respeitada a competência privativa prevista em lei;	que definir, respeitada a competência privativa prevista em lei;	
XXI deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de dividendos;	XXI deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de dividendos;	Mantém inalterado.
XXII deliberar sobre a distribuição de dividendos intermediários, de dividendos intercalares e de juros sobre capital próprio com base nas reservas de lucros e do lucro líquido do exercício em curso registrados em demonstrações contábeis intermediárias, semestrais ou trimestrais, desde que observado o disposto na legislação, neste estatuto e na política de dividendos da Companhia;	XXII deliberar sobre a distribuição de dividendos intermediários, de dividendos intercalares e de juros sobre capital próprio com base nas reservas de lucros e do lucro líquido do exercício em curso registrados em demonstrações contábeis intermediárias, semestrais ou trimestrais, desde que observado o disposto na legislação, neste estatuto e na política de dividendos da Companhia;	Mantém inalterado.
XXIII deliberar sobre o aumento do capital social dentro do limite autorizado por este Estatuto, fixando as respectivas condições de subscrição e integralização;	XXIII deliberar sobre o aumento do capital social dentro do limite autorizado por este Estatuto, fixando as respectivas condições de subscrição e integralização;	Mantém inalterado.
XXIV autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;	XXIV autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;	Mantém inalterado.
XXV autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures não conversíveis em ações, notas promissórias, *commercial papers*, *bonds* e outros, inclusive para oferta pública de distribuição, na forma da lei, observado o disposto no inciso XXXIII deste artigo;	XXV autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures não conversíveis em ações, notas promissórias, *commercial papers*, *bonds* e outros, inclusive para oferta pública de distribuição, na forma da lei, observado o disposto no inciso XXXIII deste artigo;	Mantém inalterado.
XXVI aprovar aportes em investimentos societários que impliquem aumento do patrimônio líquido das participações, podendo, inclusive, delegar esta aprovação de sua competência em limite de alçada que definir;	XXVI aprovar aportes em investimentos societários que impliquem aumento do patrimônio líquido das participações, podendo, inclusive, delegar esta aprovação de sua competência em limite de alçada que definir;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 24/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
XXVII deliberar sobre os projetos de investimento e participação em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, consórcios ou empreendimentos;	XXVII deliberar sobre os projetos de investimento e participação em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, consórcios ou empreendimentos;	Mantém inalterado.
XXVIII deliberar sobre assuntos que, em virtude de disposição legal ou por determinação da Assembleia Geral, sejam de sua competência, incluindo aprovar Relatório Integrado ou de Sustentabilidade e indicadores ambientais, sociais e de governança; Regulamento Interno de Licitações e Contratos da Companhia; além de aprovar e subscrever a Carta Anual de Políticas Públicas e de Governança Corporativa, na forma da lei;	XXVIII deliberar sobre assuntos que, em virtude de disposição legal ou por determinação da Assembleia Geral, sejam de sua competência, incluindo aprovar Relatório Integrado ou de Sustentabilidade e indicadores ambientais, sociais e de governança; Regulamento Interno de Licitações e Contratos da Companhia; além de aprovar e subscrever a Carta Anual de Políticas Públicas e de Governança Corporativa, na forma da lei;	Mantém inalterado.
XXIX assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente;	XXIX assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente;	Mantém inalterado.
XXX aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia e a celebração de contratos de indenidade, observando a política de indenidade e as condições gerais dos contratos de indenidade aprovados pela Assembleia Geral de acionistas;	XXX aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia e a celebração de contratos de indenidade, observando a política de indenidade e as condições gerais dos contratos de indenidade aprovados pela Assembleia Geral de acionistas;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 25/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
XXXI solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;	**XXXI** solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;	Mantém inalterado.
XXXII exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria e deliberar sobre os casos omissos deste Estatuto;	XXXII exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria e deliberar sobre os casos omissos deste Estatuto;	Mantém inalterado.
XXXIII manifestar-se favorável ou contrariamente a respeito de qualquer oferta pública de aquisição de ações que tenha por objeto as ações de emissão da Companhia, por meio de parecer prévio fundamentado, divulgado em até 15 (quinze) dias da publicação do edital da oferta pública de aquisição de ações, que deverá abordar, no mínimo: (i) a conveniência e oportunidade da oferta pública de aquisição de ações quanto ao interesse do conjunto dos acionistas e em relação à liquidez dos valores mobiliários de sua titularidade; (ii) as repercussões da oferta pública de aquisição de ações sobre os interesses da Companhia; (iii) os planos estratégicos divulgados pelo ofertante em relação à Companhia; (iv) outros pontos que o Conselho de Administração considerar pertinentes, bem como as informações exigidas pelas regras aplicáveis estabelecidas pela Comissão de Valores Mobiliários;	XXXIII manifestar-se favorável ou contrariamente a respeito de qualquer oferta pública de aquisição de ações que tenha por objeto as ações de emissão da Companhia, por meio de parecer prévio fundamentado, divulgado em até 15 (quinze) dias da publicação do edital da oferta pública de aquisição de ações, que deverá abordar, no mínimo: (i) a conveniência e oportunidade da oferta pública de aquisição de ações quanto ao interesse do conjunto dos acionistas e em relação à liquidez dos valores mobiliários de sua titularidade; (ii) as repercussões da oferta pública de aquisição de ações sobre os interesses da Companhia; (iii) os planos estratégicos divulgados pelo ofertante em relação à Companhia; (iv) outros pontos que o Conselho de Administração considerar pertinentes, bem como as informações exigidas pelas regras aplicáveis estabelecidas pela Comissão de Valores Mobiliários;	Mantém inalterado.
XXXIV definir lista tríplice de empresas especializadas em avaliação econômica de empresas para a elaboração de laudo de avaliação das ações da Companhia, nos casos de oferta pública de aquisição das ações para cancelamento	XXXIV definir lista tríplice de empresas especializadas em avaliação econômica de empresas para a elaboração de laudo de avaliação das ações da Companhia, nos casos de oferta pública de aquisição das ações para cancelamento de registro	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 26/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
de registro de companhia aberta ou para saída do Nível 2 de Governança Corporativa da B3;	de companhia aberta ou para saída do Nível 2 de Governança Corporativa da B3;	
XXXV fixar prazos, procedimentos e regras aplicáveis à conversão de ações de emissão da Companhia, em conformidade com este Estatuto e a legislação aplicável;	XXXV fixar prazos, procedimentos e regras aplicáveis à conversão de ações de emissão da Companhia, em conformidade com este Estatuto e a legislação aplicável;	Mantém inalterado.
XXXVI fixar prazos, procedimentos e regras aplicáveis à emissão de *Units*, em conformidade com este Estatuto e a legislação aplicável;	XXXVI fixar prazos, procedimentos e regras aplicáveis à emissão de *Units*, em conformidade com este Estatuto e a legislação aplicável;	Mantém inalterado.
XXXVII conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração; e	**XXXVII** conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração; e	Mantém inalterado.
XXXVIII aprovar a alteração do endereço completo da Companhia, dentro do município sede, conforme definido no Art. 3º.	**XXXVIII** aprovar a alteração do endereço completo da Companhia, dentro do município sede, conforme definido no Art. 3º.	Mantém inalterado.
Art. 29 Compete ao presidente do Conselho de Administração, além das atribuições previstas no Regimento Interno, conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho individual e coletiva, de periodicidade anual, dos administradores e dos membros dos Comitês Estatutários nos termos do presente Estatuto.	**Art. 29** Compete ao presidente do Conselho de Administração, além das atribuições previstas no Regimento Interno, conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho individual e coletiva, de periodicidade anual, dos administradores e dos membros dos Comitês Estatutários nos termos do presente Estatuto.	Mantém inalterado.
SEÇÃO II - DIRETORIA	**SEÇÃO II - DIRETORIA**	Mantém inalterado.
Art. 30 A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com as orientações gerais estabelecidas pelo Conselho de Administração.	**Art. 30** A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com as orientações gerais estabelecidas pelo Conselho de Administração.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 27/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Composição, mandato e investidura	**Composição, mandato e investidura**	Mantém inalterado.
Art. 31 A Diretoria será composta por 06 (seis) diretores membros, todos residentes no País, eleitos pelo Conselho de Administração, com mandato de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e Regulatório; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto de Comunicação, cujas atribuições serão definidas pelo Conselho de Administração, conforme proposta do Diretor Presidente, no momento de sua eleição.	**Art. 31** A Diretoria será composta por 06 (seis) diretores membros, todos residentes no País, eleitos pelo Conselho de Administração, com mandato de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e Regulatório; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto de Comunicação, cujas atribuições serão definidas pelo Conselho de Administração, conforme proposta do Diretor Presidente, no momento de sua eleição.	Mantém inalterado.
Parágrafo Único. As indicações para Diretoria devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e nº 13.303/2016 e pela política e norma interna de indicação de membros de órgãos estatutários.	Parágrafo Único. As indicações para Diretoria devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e nº 13.303/2016 e pela política e norma interna de indicação de membros de órgãos estatutários.	Mantém inalterado.
Art. 32 É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento.	**Art. 32** É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento.	Mantém inalterado.
Atribuições	**Atribuições**	Mantém inalterado.
Art. 33 A Diretoria tem poderes para praticar os atos necessários ao funcionamento regular da Companhia e à	**Art. 33** A Diretoria tem poderes para praticar os atos necessários ao funcionamento regular da Companhia e à	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 28/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
consecução do objeto social, observadas as disposições legais, estatutárias e constantes do seu Regimento Interno.	consecução do objeto social, observadas as disposições legais, estatutárias e constantes do seu Regimento Interno.	
Parágrafo Único. Sem prejuízo do disposto no Art. 46, compete à Diretoria administrar e gerir os negócios da Companhia de forma sustentável, cabendo-lhe apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior:	**Parágrafo Único.** Sem prejuízo do disposto no Art. 46, compete à Diretoria administrar e gerir os negócios da Companhia de forma sustentável, cabendo-lhe apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior:	Mantém inalterado.
I plano de negócios para o exercício anual seguinte;	I plano de negócios para o exercício anual seguinte;	Mantém inalterado.
II as bases, diretrizes e estratégias de longo prazo para a elaboração do planejamento estratégico, os planos e programas anuais e plurianuais, contemplando a análise de riscos e oportunidades para um horizonte mínimo de 05 (cinco) anos; e	II as bases, diretrizes e estratégias de longo prazo para a elaboração do planejamento estratégico, os planos e programas anuais e plurianuais, contemplando a análise de riscos e oportunidades para um horizonte mínimo de 05 (cinco) anos; e	Mantém inalterado.
III os orçamentos de custeio e de investimentos da Companhia para o exercício anual seguinte, visando ao alcance das estratégias empresariais.	III os orçamentos de custeio e de investimentos da Companhia para o exercício anual seguinte, visando ao alcance das estratégias empresariais.	Mantém inalterado.
Art. 34 Compete ao Diretor Presidente:	**Art. 34** Compete ao Diretor Presidente:	Mantém inalterado.
I dirigir e coordenar a Companhia;	I dirigir e coordenar a Companhia;	Mantém inalterado.
II representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o Art. 38 e seguintes do presente Estatuto;	II representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o Art. 38 e seguintes do presente Estatuto;	Mantém inalterado.
III dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;	III dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 29/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
IV zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;	IV zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;	Mantém inalterado.
V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;	V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;	Mantém inalterado.
VI dirigir e coordenar os trabalhos da Diretoria;	VI dirigir e coordenar os trabalhos da Diretoria;	Mantém inalterado.
VII convocar e presidir as reuniões da Diretoria;	VII convocar e presidir as reuniões da Diretoria;	Mantém inalterado.
VIII conceder licença aos demais membros da Diretoria e indicar o substituto nos casos de ausência ou impedimento temporário;	VIII conceder licença aos demais membros da Diretoria e indicar o substituto nos casos de ausência ou impedimento temporário;	Mantém inalterado.
IX resolver questões de conflito de interesse ou conflito de competência entre as Diretorias;	IX resolver questões de conflito de interesse ou conflito de competência entre as Diretorias;	Mantém inalterado.
X propor ao Conselho de Administração a indicação dos Diretores Executivos, observado os requisitos e vedações estabelecidos em política e normas internas;	X propor ao Conselho de Administração a indicação dos Diretores Executivos, observado os requisitos e vedações estabelecidos em política e normas internas;	Mantém inalterado.
XI deliberar sobre a adesão e permanência em compromissos voluntários assumidos pela Copel Holding e pelas Subsidiárias Integrais; e	XI deliberar sobre a adesão e permanência em compromissos voluntários assumidos pela Copel Holding e pelas Subsidiárias Integrais; e	Mantém inalterado.
XII exercer outras atribuições que lhe forem conferidas pelo Conselho de Administração, observada a legislação vigente e nos termos deste estatuto.	XII exercer outras atribuições que lhe forem conferidas pelo Conselho de Administração, observada a legislação vigente e nos termos deste estatuto.	Mantém inalterado.
Art. 35 São atribuições dos demais diretores:	**Art. 35** São atribuições dos demais diretores:	Mantém inalterado.
I gerir as atividades objeto da sua área de atuação, estabelecidas no Regimento Interno da Diretoria;	I gerir as atividades objeto da sua área de atuação, estabelecidas no Regimento Interno da Diretoria;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 30/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
II participar das reuniões de Diretoria, contribuindo para a definição e aplicação das políticas a serem seguidas pela Companhia e relatar sobre os assuntos relevantes da sua respectiva área de atuação; e	II participar das reuniões de Diretoria, contribuindo para a definição e aplicação das políticas a serem seguidas pela Companhia e relatar sobre os assuntos relevantes da sua respectiva área de atuação; e	Mantém inalterado.
III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração no que se refere à gestão de sua área específica de atuação.	III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração no que se refere à gestão de sua área específica de atuação.	Mantém inalterado.
§ 1º As demais atribuições individuais dos diretores serão detalhadas no Regimento Interno da Diretoria.	**§ 1º** As demais atribuições individuais dos diretores serão detalhadas no Regimento Interno da Diretoria.	Mantém inalterado.
§ 2º Além das atribuições estabelecidas neste Estatuto, compete aos diretores assistir e auxiliar o Diretor Presidente na administração dos negócios da Companhia, bem como assegurar a cooperação e o apoio aos demais diretores no âmbito de suas respectivas competências, visando à consecução dos objetivos e interesses da Companhia.	**§ 2º** Além das atribuições estabelecidas neste Estatuto, compete aos diretores assistir e auxiliar o Diretor Presidente na administração dos negócios da Companhia, bem como assegurar a cooperação e o apoio aos demais diretores no âmbito de suas respectivas competências, visando à consecução dos objetivos e interesses da Companhia.	Mantém inalterado.
§ 3º Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das Subsidiárias Integrais e controladas.	**§ 3º** Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das Subsidiárias Integrais e controladas.	Mantém inalterado.
Art. 36 A Diretoria de Governança, Risco e Compliance é responsável pela verificação do cumprimento de obrigações e gestão de riscos, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, dentre outras definidas no Regimento Interno da Diretoria.	**Art. 36** A Diretoria de Governança, Risco e Compliance é responsável pela verificação do cumprimento de obrigações e gestão de riscos, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, dentre outras definidas no Regimento Interno da Diretoria.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 31/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 1º O Diretor de Governança, Risco e Compliance poderá reportar-se diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.	**§ 1º** O Diretor de Governança, Risco e Compliance poderá reportar-se diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.	Mantém inalterado.
§ 2º Para o exercício de suas atribuições, a Diretoria terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.	**§ 2º** Para o exercício de suas atribuições, a Diretoria terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.	Mantém inalterado.
Art. 37 O Diretor de Finanças e de Relações com Investidores é responsável por prestar informações ao público investidor, à Comissão de Valores Mobiliários do Brasil, à *Securities and Exchange Commission* dos Estados Unidos da América e às Bolsas de Valores em que a Companhia estiver listada e por manter atualizado o registro de companhia aberta, cumprindo toda a legislação e regulamentação aplicável.	**Art. 37 O** Diretor de Finanças e de Relações com Investidores é responsável por prestar informações ao público investidor, à Comissão de Valores Mobiliários do Brasil, à *Securities and Exchange Commission* dos Estados Unidos da América e às Bolsas de Valores em que a Companhia estiver listada e por manter atualizado o registro de companhia aberta, cumprindo toda a legislação e regulamentação aplicável.	Mantém inalterado.
Representação da Companhia	**Representação da Companhia**	Mantém inalterado.
Art. 38 A Companhia obriga-se perante terceiros:	**Art. 38** A Companhia obriga-se perante terceiros:	Mantém inalterado.
I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;	I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;	Mantém inalterado.
II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;	II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 32/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;	III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;	Mantém inalterado.
IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.	IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.	Mantém inalterado.
Parágrafo Único. O Diretor de Finanças e de Relações com Investidores pode, individualmente, representar a Companhia perante a Comissão de Valores Mobiliários, a *Securities and Exchange Commission* dos Estados Unidos da América, a B3, a instituição financeira prestadora dos serviços de escrituração de ações da Companhia e entidades administradoras de mercados organizados nos quais os valores mobiliários da Companhia estejam admitidos à negociação.	**Parágrafo Único.** O Diretor de Finanças e de Relações com Investidores pode, individualmente, representar a Companhia perante a Comissão de Valores Mobiliários, a *Securities and Exchange Commission* dos Estados Unidos da América, a B3, a instituição financeira prestadora dos serviços de escrituração de ações da Companhia e entidades administradoras de mercados organizados nos quais os valores mobiliários da Companhia estejam admitidos à negociação.	Mantém inalterado.
Art. 39 Os diretores poderão constituir mandatários da Companhia, devendo ser especificados no instrumento os atos ou operações que poderão praticar e a duração do mandato, sendo que, apenas as procurações para o foro em geral terão prazo indeterminado.	**Art. 39** Os diretores poderão constituir mandatários da Companhia, devendo ser especificados no instrumento os atos ou operações que poderão praticar e a duração do mandato, sendo que, apenas as procurações para o foro em geral terão prazo indeterminado.	Mantém inalterado.
§ 1º As procurações outorgadas pela Companhia devem ser assinadas por 02 (dois) diretores conjuntamente, especificando os poderes outorgados e com prazo de vigência de, no máximo, 01 (um) ano.	**§ 1º** As procurações outorgadas pela Companhia devem ser assinadas por 02 (dois) diretores conjuntamente, especificando os poderes outorgados e com prazo de vigência de, no máximo, 01 (um) ano.	Mantém inalterado.
§ 2º Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos	**§ 2º** Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos diretores que	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 33/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
diretores que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.	os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.	
Art. 40 Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.	**Art. 40** Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.	Mantém inalterado.
Vacância e substituição	**Vacância e substituição**	Mantém inalterado.
Art. 41 Nas vacâncias, ausências ou impedimentos temporários de qualquer diretor, o Diretor Presidente designará outro membro da Diretoria para acumular as funções.	**Art. 41** Nas vacâncias, ausências ou impedimentos temporários de qualquer diretor, o Diretor Presidente designará outro membro da Diretoria para acumular as funções.	Mantém inalterado.
§ 1º Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.	**§ 1º** Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.	Mantém inalterado.
§ 2º Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.	**§ 2º** Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.	Mantém inalterado.
§ 3º Os diretores poderão solicitar ao Conselho de Administração afastamento por licença não remunerada,	**§ 3º** Os diretores poderão solicitar ao Conselho de Administração afastamento por licença não remunerada,	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 34/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.	desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.	
Art. 42 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído.	**Art. 42** Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído.	Mantém inalterado.
Parágrafo Único. Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.	**Parágrafo Único.** Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.	Mantém inalterado.
SEÇÃO III – DIRETORIA REUNIDA (REDIR)	**SEÇÃO III – DIRETORIA REUNIDA (REDIR)**	Mantém inalterado.
Funcionamento	**Funcionamento**	Mantém inalterado.
Art. 43 A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.	**Art. 43** A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.	Mantém inalterado.
§ 1º As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria simples dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.	**§ 1º** As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria simples dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.	Mantém inalterado.
§ 2º A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.	**§ 2º** A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 35/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 3º As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.	**§ 3º** As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.	Mantém inalterado.
§ 4º O Diretor Adjunto de Comunicação, caso eleito, poderá participar das reuniões da Diretoria, mas não terá direito a voto.	**§ 4º** O Diretor Adjunto de Comunicação, caso eleito, poderá participar das reuniões da Diretoria, mas não terá direito a voto.	Mantém inalterado.
Art. 44 Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente na reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.	**Art. 44** Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente na reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.	Mantém inalterado.
Art. 45 As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.	**Art. 45** As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.	Mantém inalterado.
Atribuições	**Atribuições**	Mantém inalterado.
Art. 46 Além das atribuições definidas em lei e no Regimento Interno da Diretoria, compete à Diretoria Reunida:	**Art. 46** Além das atribuições definidas em lei e no Regimento Interno da Diretoria, compete à Diretoria Reunida:	Mantém inalterado.
I deliberar sobre os negócios da Companhia de forma sustentável, considerando o seu objeto social, os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades;	I deliberar sobre os negócios da Companhia de forma sustentável, considerando o seu objeto social, os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades;	Mantém inalterado.
II cumprir e fazer cumprir a legislação aplicável, o Estatuto Social, as políticas e normas internas da Companhia e as	II cumprir e fazer cumprir a legislação aplicável, o Estatuto Social, as políticas e normas internas da Companhia e as	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 36/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
deliberações da Assembleia Geral e do Conselho de Administração;	deliberações da Assembleia Geral e do Conselho de Administração;	
III instruir e submeter à aprovação do Conselho de Administração, manifestando-se previamente sobre:	III instruir e submeter à aprovação do Conselho de Administração, manifestando-se previamente sobre:	Mantém inalterado.
a) os planos e programas anuais e plurianuais, alinhando os dispêndios de investimentos, aos respectivos projetos, contemplando a análise de riscos e oportunidades para um horizonte mínimo de 05 (cinco) anos;	a) os planos e programas anuais e plurianuais, alinhando os dispêndios de investimentos, aos respectivos projetos, contemplando a análise de riscos e oportunidades para um horizonte mínimo de 05 (cinco) anos;	Mantém inalterado.
b) o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;	**b)** o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;	Mantém inalterado.
c) os projetos de investimento, participações em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;	c) os projetos de investimento, participações em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;	Mantém inalterado.
d) o resultado de desempenho das atividades da Companhia;	d) o resultado de desempenho das atividades da Companhia;	Mantém inalterado.
e) os relatórios trimestrais da Companhia, acompanhados das demonstrações financeiras;	e) os relatórios trimestrais da Companhia, acompanhados das demonstrações financeiras;	Mantém inalterado.
f) o Relatório da Administração acompanhado das demonstrações financeiras e respectivas notas explicativas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício;	f) o Relatório da Administração acompanhado das demonstrações financeiras e respectivas notas explicativas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício;	Mantém inalterado.
g) o Relato Integrado ou o Relatório de Sustentabilidade da Companhia, a Carta Anual de Políticas Públicas e de	g) o Relato Integrado ou o Relatório de Sustentabilidade da Companhia, a Carta Anual de Políticas Públicas e de	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 37/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Governança Corporativa e demais relatórios corporativos a serem subscritos pelo Conselho de Administração;	Governança Corporativa e demais relatórios corporativos a serem subscritos pelo Conselho de Administração;	
h) o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.	**h)** o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.	Mantém inalterado.
i) as revisões do Código de Conduta e o Programa de Integridade da Companhia, em conformidade com a legislação aplicável;	i) as revisões do Código de Conduta e o Programa de Integridade da Companhia, em conformidade com a legislação aplicável;	Mantém inalterado.
j) as transações entre partes relacionadas, dentro dos critérios e limites definidos pela Companhia;	j) as transações entre partes relacionadas, dentro dos critérios e limites definidos pela Companhia;	Mantém inalterado.
k) o regulamento interno de licitação e contratos;	k) o regulamento interno de licitação e contratos;	Mantém inalterado.
IV aprovar:	**IV** aprovar:	Mantém inalterado.
a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua implantação e execução;	a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua implantação e execução;	Mantém inalterado.
b) o plano de contas contábil;	**b)** o plano de contas contábil;	Mantém inalterado.
c) o plano anual de seguros da Companhia; ~~e~~	**c)** o plano anual de seguros da Companhia;	Mantém inalterado.
d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral;	d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral;	Mantém inalterado.
e) indicação dos representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas	e) indicação dos representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas Subsidiárias	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 38/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Subsidiárias Integrais tenham ou venham a ter participação direta ou indireta;	Integrais tenham ou venham a ter participação direta ou indireta;	
f) a participação corporativa em associações de classe e entidades não governamentais; e	f) a participação corporativa em associações de classe e entidades não governamentais; e	Mantém inalterado.
g) proposta relacionada à política de pessoal.	g) proposta relacionada à política de pessoal.	Mantém inalterado.
V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração e os limites de alçada estabelecidos em normativa interna e no Regimento Interno da Diretoria:	V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração e os limites de alçada estabelecidos em normativa interna e no Regimento Interno da Diretoria:	Mantém inalterado.
a) atos de renúncia ou transação judicial ou extrajudicial, para pôr fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e	**a)** atos de renúncia ou transação judicial ou extrajudicial, para pôr fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e	Mantém inalterado.
b) celebração de quaisquer negócios jurídicos quando o valor da operação não ultrapassar 2% (dois por cento) do patrimônio líquido, sem prejuízo da competência atribuída pelo Estatuto ao Conselho de Administração, incluindo aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas.	**b)** celebração de quaisquer negócios jurídicos quando o valor da operação não ultrapassar 2% (dois por cento) do patrimônio líquido, sem prejuízo da competência atribuída pelo Estatuto ao Conselho de Administração, incluindo aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas.	Mantém inalterado.
Parágrafo Único. Quando o valor acumulado da aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas atingir 5% (cinco por cento) do Patrimônio Líquido da Companhia, no decorrer do exercício fiscal, encaminhar relatório para deliberação pelo Conselho de Administração.	**Parágrafo Único**. Quando o valor acumulado da aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas atingir 5% (cinco por cento) do Patrimônio Líquido da Companhia, no decorrer do exercício fiscal, encaminhar relatório para deliberação pelo Conselho de Administração.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 39/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
VI estabelecer as premissas e aprovar a constituição das estruturas organizacionais da Companhia e de suas Subsidiárias Integrais;	VI estabelecer as premissas e aprovar a constituição das estruturas organizacionais da Companhia e de suas Subsidiárias Integrais;	Mantém inalterado.
VII negociar e firmar instrumentos de gestão entre a Companhia, suas Subsidiárias Integrais e Sociedades de Propósito Específico Integrais;	**VII** negociar e firmar instrumentos de gestão entre a Companhia, suas Subsidiárias Integrais e Sociedades de Propósito Específico Integrais;	Mantém inalterado.
VIII estabelecer e monitorar práticas de governança, controles internos, diretrizes e políticas para suas Subsidiárias Integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;	VIII estabelecer e monitorar práticas de governança, controles internos, diretrizes e políticas para suas Subsidiárias Integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;	Mantém inalterado.
IX autorizar abertura, instalação, transferência e extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos;	**IX** autorizar abertura, instalação, transferência e extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos;	Mantém inalterado.
X indicar, caso decida, a Subsidiária Integral responsável pela execução das atividades relativas à gestão das sociedades nas quais a Companhia e suas Subsidiárias Integrais detêm participação acionária, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes; e	**X** indicar, caso decida, a Subsidiária Integral responsável pela execução das atividades relativas à gestão das sociedades nas quais a Companhia e suas Subsidiárias Integrais detêm participação acionária, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes; e	Mantém inalterado.
XI orientar o voto a ser proferido pela Companhia nas Assembleias Gerais das Subsidiárias Integrais e demais sociedades e associações em que a Companhia possua participação direta.	**XI** orientar o voto a ser proferido pela Companhia nas Assembleias Gerais das Subsidiárias Integrais e demais sociedades e associações em que a Companhia possua participação direta.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 40/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Parágrafo Único. A Diretoria poderá designar mandatários ou conferir poderes aos demais níveis gerenciais da Companhia e da estrutura compartilhada da qual participa, por meio de norma interna ou por instrumento hábil, inclusive em conjunto com as Subsidiárias Integrais, dentro dos limites e competência individuais atribuídos aos diretores, tais como a assinatura de contratos, convênios, termos de cooperação, além de outros instrumentos que gerem obrigação para a Companhia ou suas Subsidiárias Integrais, exceto os atos indelegáveis por lei desde que previamente aprovados dentro dos limites ora estabelecidos.	**Parágrafo Único.** A Diretoria poderá designar mandatários ou conferir poderes aos demais níveis gerenciais da Companhia e da estrutura compartilhada da qual participa, por meio de norma interna ou por instrumento hábil, inclusive em conjunto com as Subsidiárias Integrais, dentro dos limites e competência individuais atribuídos aos diretores, tais como a assinatura de contratos, convênios, termos de cooperação, além de outros instrumentos que gerem obrigação para a Companhia ou suas Subsidiárias Integrais, exceto os atos indelegáveis por lei desde que previamente aprovados dentro dos limites ora estabelecidos.	Mantém inalterado.
Art. 47 O Regimento Interno da Diretoria detalhará as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.	**Art. 47** O Regimento Interno da Diretoria detalhará as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.	Mantém inalterado.
CAPÍTULO V – COMITÊS ESTATUTÁRIOS	**CAPÍTULO V – COMITÊS ESTATUTÁRIOS**	Mantém inalterado.
Art. 48 A Companhia contará com o Comitê de Auditoria Estatutário, o Comitê de Indicação e Avaliação, o Comitê de Investimentos e Inovação, Comitê de Desenvolvimento Sustentável e o Comitê de Minoritários.	**Art. 48** A Companhia contará com o Comitê de Auditoria Estatutário, o Comitê de Indicação e Avaliação, o Comitê de Investimentos e Inovação, Comitê de Desenvolvimento Sustentável e o Comitê de Minoritários.	Mantém inalterado.
Parágrafo Único. Qualquer comitê remunerado deverá ser estatutário, sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.	**Parágrafo Único.** Qualquer comitê remunerado deverá ser estatutário, sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.	Mantém inalterado.
SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)	**SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)**	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 41/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 49 O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	**Art. 49** O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Mantém inalterado.
Art. 50 O Comitê de Auditoria Estatutário será único para a Companhia e suas Subsidiárias Integrais, exercendo suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	**Art. 50** O Comitê de Auditoria Estatutário será único para a Companhia e suas Subsidiárias Integrais, exercendo suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	Mantém inalterado.
Art. 51 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	**Art. 51** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Mantém inalterado.
§ 1º Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu presidente, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas.	**§ 1º** Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu presidente, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas.	Mantém inalterado.
§ 2º O Comitê de Auditoria Estatutário será composto por 03 (três) a 05 (cinco) membros escolhidos pelo Conselho de Administração, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:	**§ 2º** O Comitê de Auditoria Estatutário será composto por 03 (três) a 05 (cinco) membros escolhidos pelo Conselho de Administração, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:	Mantém inalterado.
I ter a maioria de membros independentes nos termos da Lei Federal nº 13.303/2016;	**I** ter a maioria de membros independentes nos termos da Lei Federal nº 13.303/2016;	Mantém inalterado.
II no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade	**II** no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 42/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
societária, auditoria e finanças, que o caracterize como "especialista financeiro" nos termos da legislação vigente;	societária, auditoria e finanças, que o caracterize como "especialista financeiro" nos termos da legislação vigente;	
III no mínimo 01(um) dos membros do Comitê deverá ser integrante do Conselho de Administração;	**III** no mínimo 01(um) dos membros do Comitê deverá ser integrante do Conselho de Administração;	Mantém inalterado.
IV no mínimo 01(um) dos membros do Comitê não será membro do Conselho de Administração e deverá ser escolhido dentre pessoas de mercado de notória experiência e capacidade técnica**;** e	**IV** no mínimo 01(um) dos membros do Comitê não será membro do Conselho de Administração e deverá ser escolhido dentre pessoas de mercado de notória experiência e capacidade técnica**;** e	Mantém inalterado.
V o Presidente do Comitê deverá ser membro do Conselho de Administração.	**V** o Presidente do Comitê deverá ser membro do Conselho de Administração.	Mantém inalterado.
§ 3º Os membros do Comitê de Auditoria Estatutário deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	**§ 3º** Os membros do Comitê de Auditoria Estatutário deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	Mantém inalterado.
§ 4º O Comitê de Auditoria Estatutário se reunirá: (i) ordinariamente, uma vez por mês; (ii) trimestralmente com o Conselho Fiscal, Conselho de Administração, Auditoria Interna e auditoria independente; e (iii) extraordinariamente, sempre que necessário, decidindo por maioria de votos, com registro em ata a ser divulgada, no *website* da Companhia e em conformidade com a legislação aplicável, salvo quando o Conselho de Administração entender que sua publicação poderá colocar em risco interesse legítimo da Companhia, quando divulgará apenas seu extrato.	**§ 4º** O Comitê de Auditoria Estatutário se reunirá: (i) ordinariamente, uma vez por mês; (ii) trimestralmente com o Conselho Fiscal, Conselho de Administração, Auditoria Interna e auditoria independente; e (iii) extraordinariamente, sempre que necessário, decidindo por maioria de votos, com registro em ata a ser divulgada, no *website* da Companhia e em conformidade com a legislação aplicável, salvo quando o Conselho de Administração entender que sua publicação poderá colocar em risco interesse legítimo da Companhia, quando divulgará apenas seu extrato.	Mantém inalterado.
§5º A Auditoria Interna será vinculada funcionalmente ao Conselho de Administração por intermédio do Comitê de Auditoria Estatutário.	**§5º** A Auditoria Interna será vinculada funcionalmente ao Conselho de Administração por intermédio do Comitê de Auditoria Estatutário.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 43/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 52 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	**Art. 52** É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	Mantém inalterado.
SEÇÃO II - COMITÊ DE INDICAÇÃO E AVALIAÇÃO (CIA)	**SEÇÃO II - COMITÊ DE INDICAÇÃO E AVALIAÇÃO (CIA)**	Mantém inalterado.
Art. 53 O Comitê de Indicação e Avaliação é órgão estatutário de caráter permanente, auxiliar dos acionistas, com as prerrogativas conforme previsto na Lei Federal nº 13.303/2016 e no seu Regimento Interno, que verificará a conformidade do processo de indicação e de avaliação dos administradores, conselheiros fiscais e membros de Comitês Estatutários, nos termos da legislação vigente.	**Art. 53** O Comitê de Indicação e Avaliação é órgão estatutário de caráter permanente, auxiliar dos acionistas, com as prerrogativas conforme previsto na Lei Federal nº 13.303/2016 e no seu Regimento Interno, que verificará a conformidade do processo de indicação e de avaliação dos administradores, conselheiros fiscais e membros de Comitês Estatutários, nos termos da legislação vigente.	Mantém inalterado.
§ 1º O Comitê de Indicação e Avaliação será composto por 03(três) a 05 (cinco) membros, eleitos e destituídos pela Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas, com a seguinte composição:	**§ 1º** O Comitê de Indicação e Avaliação será composto por 03(três) a 05 (cinco) membros, eleitos e destituídos pela Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas, com a seguinte composição:	Mantém inalterado.
a) no mínimo 02 (dois) e no máximo 03 (três) membros escolhidos pelo acionista controlador; e	a) no mínimo 02 (dois) e no máximo 03 (três) membros escolhidos pelo acionista controlador; e	Mantém inalterado.
b) no mínimo 01 (um) e no máximo 02 (dois) membros indicados pelos acionistas não controladores; e	b) no mínimo 01 (um) e no máximo 02 (dois) membros indicados pelos acionistas não controladores; e	Mantém inalterado.
c) será assegurado ao acionista controlador o direito de eleger a maioria dos membros do Comitê.	c) será assegurado ao acionista controlador o direito de eleger a maioria dos membros do Comitê.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 44/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 2º O Comitê de Indicação e Avaliação da Copel será único para a Copel Holding e suas Subsidiárias Integrais, podendo ser estendido às empresas controladas, coligadas e demais empresas que a Copel tenha participação.	**§ 2º** O Comitê de Indicação e Avaliação da Copel será único para a Copel Holding e suas Subsidiárias Integrais, podendo ser estendido às empresas controladas, coligadas e demais empresas que a Copel tenha participação.	Mantém inalterado.
§ 3º Os membros do Comitê de Indicação e Avaliação deverão opinar, de modo a auxiliar os acionistas sobre a conformidade na indicação de administradores, conselheiros fiscais e membros de Comitês Estatutários, observando o cumprimento dos requisitos e ausências de vedações para as respectivas eleições.	**§ 3º** Os membros do Comitê de Indicação e Avaliação deverão opinar, de modo a auxiliar os acionistas sobre a conformidade na indicação de administradores, conselheiros fiscais e membros de Comitês Estatutários, observando o cumprimento dos requisitos e ausências de vedações para as respectivas eleições.	Mantém inalterado.
§ 4º O Comitê de Indicação e Avaliação verificará a conformidade do processo de avaliação dos administradores, conselheiros fiscais e membros dos Comitês Estatutários, de acordo com os parâmetros da Lei Federal nº 13.303/2016.	**§ 4º** O Comitê de Indicação e Avaliação verificará a conformidade do processo de avaliação dos administradores, conselheiros fiscais e membros dos Comitês Estatutários, de acordo com os parâmetros da Lei Federal nº 13.303/2016.	Mantém inalterado.
Art. 54 As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	**Art. 54** As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	Mantém inalterado.
§ 1º O Comitê de Indicação e Avaliação se reunirá sempre que necessário e decidirá por maioria de votos, e de acordo com o previsto em seu Regimento Interno, registrará em ata, inclusive as dissidências e protestos, a qual divulgará no website da Companhia em conformidade com a legislação aplicável, sem prejuízo da divulgação de outras deliberações que o Comitê entender necessário.	**§ 1º** O Comitê de Indicação e Avaliação se reunirá sempre que necessário e decidirá por maioria de votos, e de acordo com o previsto em seu Regimento Interno, registrará em ata, inclusive as dissidências e protestos, a qual divulgará no website da Companhia em conformidade com a legislação aplicável, sem prejuízo da divulgação de outras deliberações que o Comitê entender necessário.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 45/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 2º O Presidente do Comitê de Indicação e Avaliação será eleito por seus pares, em sua primeira reunião, ao qual caberá dar cumprimento às deliberações do órgão.	**§ 2º** O Presidente do Comitê de Indicação e Avaliação será eleito por seus pares, em sua primeira reunião, ao qual caberá dar cumprimento às deliberações do órgão.	Mantém inalterado.
SEÇÃO III - COMITÊ DE INVESTIMENTOS E INOVAÇÃO (CII)	**SEÇÃO III - COMITÊ DE INVESTIMENTOS E INOVAÇÃO (CII)**	Mantém inalterado.
Art. 55 O Comitê de Investimentos e Inovação é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	**Art. 55** O Comitê de Investimentos e Inovação é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Mantém inalterado.
Art. 56 O Comitê de Investimentos e Inovação será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	**Art. 56** O Comitê de Investimentos e Inovação será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	Mantém inalterado.
Art. 57 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	**Art. 57** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Mantém inalterado.
§ 1º O presidente do Comitê de Investimentos e Inovação, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê.	**§ 1º** O presidente do Comitê de Investimentos e Inovação, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê.	Mantém inalterado.
§ 2º O Comitê de Investimentos e Inovação será composto por 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos,	**§ 2º** O Comitê de Investimentos e Inovação será composto por 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 46/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
permitidas, no máximo, 03 (três) reconduções consecutivas, sendo:	mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo:	
I. 01 (um) deles o secretário executivo do Conselho de Administração; e	**I.** 01 (um) deles o secretário executivo do Conselho de Administração; e	Mantém inalterado.
II. 01 (um) membro do Conselho de Administração, representante dos acionistas minoritários;	**II.** 01 (um) membro do Conselho de Administração, representante dos acionistas minoritários;	Mantém inalterado.
§ 3º Os membros do Comitê de Investimentos e Inovação deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	**§ 3º** Os membros do Comitê de Investimentos e Inovação deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	Mantém inalterado.
§ 4º O Comitê de Investimentos e Inovação se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	**§ 4º** O Comitê de Investimentos e Inovação se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	Mantém inalterado.
Art. 58 É conferido ao Comitê de Investimentos e Inovação autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com contratação e utilização de especialistas externos independentes.	**Art. 58** É conferido ao Comitê de Investimentos e Inovação autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com contratação e utilização de especialistas externos independentes.	Mantém inalterado.
SEÇÃO IV - COMITÊ DE DESENVOVIMENTO SUSTENTÁVEL (CDS)	**SEÇÃO IV - COMITÊ DE DESENVOVIMENTO SUSTENTÁVEL (CDS)**	Mantém inalterado.
Art. 59 O Comitê de Desenvolvimento Sustentável é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	**Art. 59** O Comitê de Desenvolvimento Sustentável é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Mantém inalterado.
Art. 60 O Comitê de Desenvolvimento Sustentável será único para a Companhia e suas Subsidiárias Integrais,	**Art. 60** O Comitê de Desenvolvimento Sustentável será único para a Companhia e suas Subsidiárias Integrais, podendo	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 47/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	
Art. 61 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	**Art. 61** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Mantém inalterado.
§ 1º O presidente do Comitê de Desenvolvimento Sustentável, ao qual caberá dar cumprimento às deliberações do órgão, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê.	**§ 1º** O presidente do Comitê de Desenvolvimento Sustentável, ao qual caberá dar cumprimento às deliberações do órgão, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê.	Mantém inalterado.
§ 2º O Comitê de Desenvolvimento Sustentável será composto de 03 (três) a 05 (cinco) membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:	**§ 2º** O Comitê de Desenvolvimento Sustentável será composto de 03 (três) a 05 (cinco) membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:	Mantém inalterado.
I no mínimo 02 (dois) membros do Conselho de Administração, sendo 01 (um) deles o secretário executivo do órgão;	**I** no mínimo 02 (dois) membros do Conselho de Administração, sendo 01 (um) deles o secretário executivo do órgão;	Mantém inalterado.
II 01 (um) membro do Comitê de Indicação e Avaliação; e	**II** 01 (um) membro do Comitê de Indicação e Avaliação; e	Mantém inalterado.
III até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.	**III** até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 48/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 3º Os membros do Comitê de Desenvolvimento Sustentável deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	**§ 3º** Os membros do Comitê de Desenvolvimento Sustentável deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	Mantém inalterado.
§ 4º O Comitê de Desenvolvimento Sustentável se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	**§ 4º** O Comitê de Desenvolvimento Sustentável se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	Mantém inalterado.
Art. 62 É conferido ao Comitê de Desenvolvimento Sustentável autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	**Art. 62** É conferido ao Comitê de Desenvolvimento Sustentável autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	Mantém inalterado.
SEÇÃO V - COMITÊ DE MINORITÁRIOS (CDM)	**SEÇÃO V - COMITÊ DE MINORITÁRIOS (CDM)**	Mantém inalterado.
Art. 63 O Comitê de Minoritários é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	**Art. 63** O Comitê de Minoritários é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Mantém inalterado.
Art. 64 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	**Art. 64** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Mantém inalterado.
§ 1º O presidente do Comitê de Minoritários, ao qual caberá dar cumprimento às deliberações do órgão, será eleito pelo Conselho de Administração.	**§ 1º** O presidente do Comitê de Minoritários, ao qual caberá dar cumprimento às deliberações do órgão, será eleito pelo Conselho de Administração.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 49/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 2º O Comitê de Minoritários será composto de 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo:	**§ 2º** O Comitê de Minoritários será composto de 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo:	Mantém inalterado.
I. 02 (dois) deles representantes dos acionistas não controladores; e	**I.** 02 (dois) deles representantes dos acionistas não controladores; e	Mantém inalterado.
II. 01 (um) deles membro independente do Conselho de Administração;	**II.** 01 (um) deles membro independente do Conselho de Administração;	Mantém inalterado.
§ 3º Os membros do Comitê de Minoritários deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	**§ 3º** Os membros do Comitê de Minoritários deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	Mantém inalterado.
§ 4º O Comitê de Minoritários se reunirá sempre que necessário, conforme os assuntos de sua competência forem tratados pelo Conselho de Administração, decidindo por maioria de votos, com registro em ata, conforme previsto em seu Regimento Interno, inclusive das dissidências e dos protestos.	**§ 4º** O Comitê de Minoritários se reunirá sempre que necessário, conforme os assuntos de sua competência forem tratados pelo Conselho de Administração, decidindo por maioria de votos, com registro em ata, conforme previsto em seu Regimento Interno, inclusive das dissidências e dos protestos.	Mantém inalterado.
Art. 65 É conferido ao Comitê de Minoritários autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	**Art. 65** É conferido ao Comitê de Minoritários autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	Mantém inalterado.
CAPÍTULO VI - CONSELHO FISCAL (CF)	**CAPÍTULO VI - CONSELHO FISCAL (CF)**	Mantém inalterado.
Art. 66 A Companhia contará com um Conselho Fiscal de funcionamento permanente de fiscalização, de atuação	**Art. 66** A Companhia contará com um Conselho Fiscal de funcionamento permanente de fiscalização, de atuação	

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 50/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
colegiada e individual, com as competências e atribuições previstas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	colegiada e individual, com as competências e atribuições previstas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	
Art. **67** O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.	**Art. 67** O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.	Mantém inalterado.
Composição e funcionamento	**Composição e funcionamento**	Mantém inalterado.
Art. 68 O Conselho Fiscal será composto por 05 (cinco) membros titulares e igual número de suplentes, eleitos em Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas.	**Art. 68** O Conselho Fiscal será composto por 05 (cinco) membros titulares e igual número de suplentes, eleitos em Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas.	Mantém inalterado.
§ 1º O Conselho Fiscal das Subsidiárias Integrais da Copel será composto pelos 03 (três) membros e respectivos suplentes indicados pelo acionista controlador para o Conselho Fiscal da Copel Holding.	**§ 1º** O Conselho Fiscal das Subsidiárias Integrais da Copel será composto pelos 03 (três) membros e respectivos suplentes indicados pelo acionista controlador para o Conselho Fiscal da Copel Holding.	Mantém inalterado.
§ 2º O presidente do Conselho Fiscal será eleito por seus pares, na primeira reunião após a eleição de seus membros, cabendo ao presidente dar cumprimento às deliberações do órgão.	**§ 2º** O presidente do Conselho Fiscal será eleito por seus pares, na primeira reunião após a eleição de seus membros, cabendo ao presidente dar cumprimento às deliberações do órgão.	Mantém inalterado.
§ 3º As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	**§ 3º** As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	Mantém inalterado.
§ 4º Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica	**§ 4º** Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 51/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
compatível com o exercício da função e que tenham exercido, por prazo mínimo de 03 (três) anos, cargo de direção ou assessoramento na Administração Pública ou cargo de conselheiro fiscal ou administrador em empresa.	compatível com o exercício da função e que tenham exercido, por prazo mínimo de 03 (três) anos, cargo de direção ou assessoramento na Administração Pública ou cargo de conselheiro fiscal ou administrador em empresa.	
§ 5º Não podem ser eleitos para o Conselho Fiscal, além das pessoas enumeradas nos parágrafos do Art. 147 da Lei Federal nº 6.404/1976, membros de Órgãos de Administração e empregados da Companhia ou de sociedade controlada ou do mesmo grupo, e o cônjuge ou parente, até terceiro grau, de administrador da Companhia.	**§ 5º** Não podem ser eleitos para o Conselho Fiscal, além das pessoas enumeradas nos parágrafos do Art. 147 da Lei Federal nº 6.404/1976, membros de Órgãos de Administração e empregados da Companhia ou de sociedade controlada ou do mesmo grupo, e o cônjuge ou parente, até terceiro grau, de administrador da Companhia.	Mantém inalterado.
§ 6º É vedada a indicação para o Conselho Fiscal:	**§ 6º** É vedada a indicação para o Conselho Fiscal:	Mantém inalterado.
I de representante do órgão regulador ao qual a Copel está sujeita, de ministro de estado, de secretário de estado, de secretário municipal, de titular de cargo sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;	I de representante do órgão regulador ao qual a Copel está sujeita, de ministro de estado, de secretário de estado, de secretário municipal, de titular de cargo sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;	Mantém inalterado.
II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;	II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;	Mantém inalterado.
III de pessoa que exerça cargo em organização sindical;	III de pessoa que exerça cargo em organização sindical;	Mantém inalterado.
IV de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do	IV de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 52/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;	Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;	
V de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.	V de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.	Mantém inalterado.
§ 7º A vedação prevista no inciso I do § 5º estende-se aos parentes consanguíneos ou afins até o terceiro grau das pessoas nele mencionadas.	**§ 7º** A vedação prevista no inciso I do § 5º estende-se aos parentes consanguíneos ou afins até o terceiro grau das pessoas nele mencionadas.	Mantém inalterado.
Art. 69 As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	**Art. 69** As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	Mantém inalterado.
§ 1º A função de membro do Conselho Fiscal é indelegável.	**§ 1º** A função de membro do Conselho Fiscal é indelegável.	Mantém inalterado.
§ 2º Os membros do Conselho Fiscal têm os mesmos deveres dos administradores de que tratam os artigos 153 a 156 da Lei Federal nº 6.404/1976 e respondem pelos danos resultantes de omissão no cumprimento de seus deveres e de atos praticados com culpa ou dolo, ou com violação da lei ou do estatuto.	**§ 2º** Os membros do Conselho Fiscal têm os mesmos deveres dos administradores de que tratam os artigos 153 a 156 da Lei Federal nº 6.404/1976 e respondem pelos danos resultantes de omissão no cumprimento de seus deveres e de atos praticados com culpa ou dolo, ou com violação da lei ou do estatuto.	Mantém inalterado.
Vacância e substituições	**Vacância e substituições**	Mantém inalterado.
Art. 70 Na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato.	**Art. 70** Na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato.	Mantém inalterado.
Representação e pareceres	**Representação e pareceres**	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 53/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 71 O presidente do Conselho Fiscal, ou ao menos um dos membros deverá comparecer às reuniões da Assembleia Geral e responder aos pedidos de informações formulados pelos acionistas.	**Art. 71** O presidente do Conselho Fiscal, ou ao menos um dos membros deverá comparecer às reuniões da Assembleia Geral e responder aos pedidos de informações formulados pelos acionistas.	Mantém inalterado.
Parágrafo único. Os pareceres e representações do conselho fiscal, ou de qualquer um de seus membros, poderão ser apresentados e lidos na Assembleia Geral, independentemente de publicação e ainda que a matéria não conste da ordem do dia.	**Parágrafo único**. Os pareceres e representações do conselho fiscal, ou de qualquer um de seus membros, poderão ser apresentados e lidos na Assembleia Geral, independentemente de publicação e ainda que a matéria não conste da ordem do dia.	Mantém inalterado.
CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS	**CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS**	Mantém inalterado.
Posse, impedimentos e vedações	**Posse, impedimentos e vedações**	Mantém inalterado.
Art. 72 Para investidura no cargo, os membros dos órgãos estatutários deverão ~~s~~observar as condições mínimas impostas pelas Leis Federais nº 6.404/1976 e nº 13.303/2016, bem como deverão cumprir os procedimentos estabelecidos na Política de Indicação.	**Art. 72** Para investidura no cargo, os membros dos órgãos estatutários deverão ~~s~~observar as condições mínimas impostas pelas Leis Federais nº 6.404/1976 e nº 13.303/2016, bem como deverão cumprir os procedimentos estabelecidos na Política de Indicação.	Mantém inalterado.
Art. 73 Os membros dos órgãos estatutários serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas.	**Art. 73** Os membros dos órgãos estatutários serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas.	Mantém inalterado.
§ 1º O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a	**§ 1º** O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 54/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
alteração do domicílio indicado somente mediante comunicação escrita à Companhia.	indicado somente mediante comunicação escrita à Companhia.	
§ 2º A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato.	**§ 2º** A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato.	Mantém inalterado.
Art. 74 A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do Termo de Anuência dos Administradores, e a posse dos membros do Conselho Fiscal estará condicionada à prévia subscrição do Termo de Anuência dos Membros do Conselho Fiscal, nos termos do Regulamento do Nível 2 da B3, bem como ao atendimento dos requisitos legais aplicáveis.	**Art. 74** A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do Termo de Anuência dos Administradores, e a posse dos membros do Conselho Fiscal estará condicionada à prévia subscrição do Termo de Anuência dos Membros do Conselho Fiscal, nos termos do Regulamento do Nível 2 da B3, bem como ao atendimento dos requisitos legais aplicáveis.	Mantém inalterado.
Art. 75 O prazo de mandato dos membros do Conselho de Administração, do Conselho Fiscal, dos Comitês Estatutários de Assessoramento e da Diretoria será de 02 (dois) anos, sendo permitidas, no máximo:	**Art. 75** O prazo de mandato dos membros do Conselho de Administração, do Conselho Fiscal, dos Comitês Estatutários de Assessoramento e da Diretoria será de 02 (dois) anos, sendo permitidas, no máximo:	Mantém inalterado.
I 02 (duas) reconduções consecutivas, para os membros do Conselho Fiscal e do Comitê de Indicação e Avaliação;	I 02 (duas) reconduções consecutivas, para os membros do Conselho Fiscal e do Comitê de Indicação e Avaliação;	Mantém inalterado.
II 03 (três) reconduções consecutivas, para os membros do Conselho de Administração, do Comitê de Auditoria Estatutário, do Comitê de Investimentos e Inovação, do Comitê de Desenvolvimento Sustentável, do Comitê de Minoritários e da Diretoria.	II 03 (três) reconduções consecutivas, para os membros do Conselho de Administração, do Comitê de Auditoria Estatutário, do Comitê de Investimentos e Inovação, do Comitê de Desenvolvimento Sustentável, do Comitê de Minoritários e da Diretoria.	Mantém inalterado.
Parágrafo único. Atingido o limite de reconduções a que se referem os incisos I e II do *caput* deste artigo, o retorno de membro ao órgão estatutário na mesma Companhia, só	**Parágrafo único.** Atingido o limite de reconduções a que se referem os incisos I e II do *caput* deste artigo, o retorno de membro ao órgão estatutário na mesma Companhia, só	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 55/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
poderá ser efetuado após decorrido prazo equivalente a um mandato, exceto ao Comitê de Auditoria Estatutário, ao qual só poderá ser efetuado após decorrido prazo de 03 (três) anos.	poderá ser efetuado após decorrido prazo equivalente a um mandato, exceto ao Comitê de Auditoria Estatutário, ao qual só poderá ser efetuado após decorrido prazo de 03 (três) anos.	
Art. 76 Os administradores da Companhia, os membros do Conselho Fiscal e dos Comitês Estatutários deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura do termo respectivo.	**Art. 76** Os administradores da Companhia, os membros do Conselho Fiscal e dos Comitês Estatutários deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura do termo respectivo.	Mantém inalterado.
Art. 77 O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse.	**Art. 77** O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse.	Mantém inalterado.
Art. 78 Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição a qualquer tempo, nos termos da legislação aplicável e deste Estatuto.	**Art. 78** Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição a qualquer tempo, nos termos da legislação aplicável e deste Estatuto.	Mantém inalterado.
Art. 79 Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.	**Art. 79** Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 56/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 80 Além dos casos previstos em lei, dar-se-á vacância do cargo quando:	**Art. 80** Além dos casos previstos em lei, dar-se-á vacância do cargo quando:	Mantém inalterado.
I o membro do Conselho de Administração ou Fiscal ou dos Comitês Estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa; e	I o membro do Conselho de Administração ou Fiscal ou dos Comitês Estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa; e	Mantém inalterado.
II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração.	II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração.	Mantém inalterado.
Art. 81 Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos Comitês Estatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas Subsidiárias Integrais, com o apoio do Comitê de Indicação e Avaliação, podendo contar com instituição independente, conforme procedimento previamente definido e em conformidade com a Política de Avaliação, observado os quesitos mínimos previstos pela Lei Federal nº 13.303/2016.	**Art. 81** Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos Comitês Estatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas Subsidiárias Integrais, com o apoio do Comitê de Indicação e Avaliação, podendo contar com instituição independente, conforme procedimento previamente definido e em conformidade com a Política de Avaliação, observado os quesitos mínimos previstos pela Lei Federal nº 13.303/2016.	Mantém inalterado.
Art. 82 Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro próprio de atas, podendo estas serem lavradas de forma sumária.	**Art. 82** Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro próprio de atas, podendo estas serem lavradas de forma sumária.	Mantém inalterado.
§ 1º Em caso de decisão que não seja unânime, justificativa para o voto divergente poderá ser registrada, observando que se exime de responsabilidade o membro	**§ 1º** Em caso de decisão que não seja unânime, justificativa para o voto divergente poderá ser registrada, observando que se exime de responsabilidade o membro	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 57/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
dissidente que faça consignar sua divergência em ata de reunião ou, não sendo possível, dê ciência imediata e por escrito de sua posição.	dissidente que faça consignar sua divergência em ata de reunião ou, não sendo possível, dê ciência imediata e por escrito de sua posição.	
§ 2º Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver presidindo a reunião terá o voto de desempate, além do voto pessoal.	**§ 2º** Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver presidindo a reunião terá o voto de desempate, além do voto pessoal.	Mantém inalterado.
Art. 83 Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.	**Art. 83** Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.	Mantém inalterado.
Art. 84 As reuniões dos órgãos estatutários podem ser presenciais, por audioconferência ou videoconferência, nos termos deste Estatuto e do respectivo Regimento Interno.	**Art. 84** As reuniões dos órgãos estatutários podem ser presenciais, por audioconferência ou videoconferência, nos termos deste Estatuto e do respectivo Regimento Interno.	Mantém inalterado.
Remuneração	**Remuneração**	Mantém inalterado.
Art. 85 A remuneração dos membros dos Órgãos Estatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto.	**Art. 85** A remuneração dos membros dos Órgãos Estatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto.	Mantém inalterado.
Parágrafo Único. A remuneração dos membros do Conselho Fiscal, fixada pela Assembleia Geral que os eleger, observará o mínimo estabelecido legalmente, além do reembolso obrigatório das despesas de locomoção e estada necessárias ao desempenho da função.	**Parágrafo Único.** A remuneração dos membros do Conselho Fiscal, fixada pela Assembleia Geral que os eleger, observará o mínimo estabelecido legalmente, além do reembolso obrigatório das despesas de locomoção e estada necessárias ao desempenho da função.	Mantém inalterado.
Art. 86 É vedada a participação remunerada de membros da administração pública, direta ou indireta, em mais de 02	**Art. 86** É vedada a participação remunerada de membros da administração pública, direta ou indireta, em mais de 02	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 58/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
(dois) conselhos, incluindo os Conselhos de Administração e Fiscal, considerando a Companhia ou suas subsidiárias.	(dois) conselhos, incluindo os Conselhos de Administração e Fiscal, considerando a Companhia ou suas subsidiárias.	
Parágrafo Único. O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.	**Parágrafo Único.** O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.	Mantém inalterado.
CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS	**CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS**	Mantém inalterado.
Art. 87 O exercício social coincide com o ano civil e ao término de cada exercício social serão elaboradas as demonstrações financeiras observando as regras contidas na Lei Federal nº 6.404/1976, e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão.	**Art. 87** O exercício social coincide com o ano civil e ao término de cada exercício social serão elaboradas as demonstrações financeiras observando as regras contidas na Lei Federal nº 6.404/1976, e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão.	Mantém inalterado.
§ 1º A Companhia deverá elaborar demonstrações financeiras trimestrais e divulgá-las em sítio eletrônico.	**§ 1º** A Companhia deverá elaborar demonstrações financeiras trimestrais e divulgá-las em sítio eletrônico.	Mantém inalterado.
§ 2º Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:	**§ 2º** Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:	Mantém inalterado.
I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;	I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;	Mantém inalterado.
II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social;	II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 59/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e	III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e	Mantém inalterado.
IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.	IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.	Mantém inalterado.
Art. 88 Os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio, que não poderão ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ajustado de acordo com a Lei Federal nº 6.404/1976.	**Art. 88** Os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio, que não poderão ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ajustado de acordo com a Lei Federal nº 6.404/1976.	Mantém inalterado.
§ 1º Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou de juros sobre o capital próprio, desde que em conformidade com a política de dividendos e sem prejuízo da posterior ratificação da Assembleia Geral.	**§ 1º** Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou pagamento de juros sobre o capital próprio, desde que em conformidade com a política de dividendos e sem prejuízo da posterior ratificação da Assembleia Geral.	Ajuste de texto, visando clarificar a redação.
§ 2º Os dividendos intermediários, intercalares e os juros sobre capital próprio, distribuídos nos termos do §1º, serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável.	**§ 2º** Os dividendos intermediários, intercalares e os juros sobre capital próprio, distribuídos nos termos do §1º, serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável.	Mantém inalterado.
§ 3º O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.	**§ 3º** O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 60/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 4º Os lucros que deixarem de ser distribuídos nos termos do §3º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo permita a situação financeira da Companhia.	**§ 4º** Os lucros que deixarem de ser distribuídos nos termos do §3º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo permita a situação financeira da Companhia.	Mantém inalterado.
§ 5º Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.	**§ 5º** Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.	Mantém inalterado.
§ 6º Quando da distribuição de juros sobre capital próprio, o percentual previsto no *caput* será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável.	**§ 6º** Quando da distribuição de juros sobre capital próprio, o percentual previsto no *caput* será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável.	Mantém inalterado.
Art. 89 Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.	**Art. 89** Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.	Mantém inalterado.
CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO	**CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO**	Mantém inalterado.
Art. 90 A Companhia dissolver-se-á e entrará em liquidação nos casos previstos em lei, cabendo à Assembleia Geral estabelecer o modo de liquidação e eleger o liquidante, ou liquidantes, e o Conselho Fiscal, caso seu funcionamento seja solicitado por acionistas que perfaçam o quórum estabelecido em lei ou na regulamentação expedida pela Comissão de Valores Mobiliários, obedecidas as formalidades legais, fixando-lhes os poderes e a remuneração.	**Art. 90** A Companhia dissolver-se-á e entrará em liquidação nos casos previstos em lei, cabendo à Assembleia Geral estabelecer o modo de liquidação e eleger o liquidante, ou liquidantes, e o Conselho Fiscal, caso seu funcionamento seja solicitado por acionistas que perfaçam o quórum estabelecido em lei ou na regulamentação expedida pela Comissão de Valores Mobiliários, obedecidas as formalidades legais, fixando-lhes os poderes e a remuneração.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 61/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
CAPÍTULO X - MECANISMOS DE DEFESA	**CAPÍTULO X - MECANISMOS DE DEFESA**	Mantém inalterado.
Art. 91 Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei.	**Art. 91** Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei.	Mantém inalterado.
Art. 92 A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes dos Órgãos Estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções.	**Art. 92** A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes dos Órgãos Estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções.	Mantém inalterado.
§ 1º A mesma proteção definida no *caput* será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e/ou administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos administradores.	**§ 1º** A mesma proteção definida no *caput* será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e/ou administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos administradores.	Mantém inalterado.
§ 2º A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia.	**§ 2º** A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia.	Mantém inalterado.
§ 3º Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar, por sua conta, advogado	**§ 3º** Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar, por sua conta, advogado de sua	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 62/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
de sua confiança, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade.	confiança, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade.	
§ 4º O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do §3º.	**§ 4º** O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do §3º.	Mantém inalterado.
Art. 93 A Companhia poderá celebrar contratos de indenidade, observadas a legislação aplicável e as diretrizes definidas pela Assembleia Geral em política específica.	**Art. 93** A Companhia poderá celebrar contratos de indenidade, observadas a legislação aplicável e as diretrizes definidas pela Assembleia Geral em política específica.	Mantém inalterado.
§ 1º Os contratos previstos no caput deste Artigo não indenizarão atos praticados:	§ 1º Os contratos previstos no caput deste Artigo não indenizarão atos praticados:	Mantém inalterado.
I fora do exercício das atribuições ou poderes de seus signatários;	I fora do exercício das atribuições ou poderes de seus signatários;	Mantém inalterado.
II com má-fé, dolo, culpa grave ou mediante fraude;	II com má-fé, dolo, culpa grave ou mediante fraude;	Mantém inalterado.
III em interesse próprio ou de terceiros, em detrimento do interesse social da companhia;	III em interesse próprio ou de terceiros, em detrimento do interesse social da companhia;	Mantém inalterado.
IV demais casos previstos na política e no respectivo contrato de indenidade.	IV demais casos previstos na política e no respectivo contrato de indenidade.	Mantém inalterado.
§ 2º A cobertura do contrato de indenidade se aplica caso não exista cobertura de seguro de responsabilidade civil, previsto no Art. 96 do presente Estatuto.	§ 2º A cobertura do contrato de indenidade se aplica caso não exista cobertura de seguro de responsabilidade civil, previsto no Art. 96 do presente Estatuto.	Mantém inalterado.
Art. 94 A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica.	**Art. 94** A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 63/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.	Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.	
Art. 95 Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no Art. 91 do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia de todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.	**Art. 95** Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no Art. 91 do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia de todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.	Mantém inalterado.
Art. 96 A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no Art. 91 do presente Estatuto, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.	**Art. 96** A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no Art. 91 do presente Estatuto, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.	Mantém inalterado.
CAPÍTULO XI - ALIENAÇÃO DE CONTROLE	**CAPÍTULO XI - ALIENAÇÃO DE CONTROLE**	Mantém inalterado.
Art. 97 A perda da qualificação de acionista controlador pelo Estado do Paraná só poderá ocorrer em conformidade com os procedimentos constitucionais e legais aplicáveis, incluindo, sem limitação, caso aplicável, a necessidade de prévia autorização legislativa. Desde que preenchidos os pressupostos constitucionais e legais, a alienação de	**Art. 97** A perda da qualificação de acionista controlador pelo Estado do Paraná só poderá ocorrer em conformidade com os procedimentos constitucionais e legais aplicáveis, incluindo, sem limitação, caso aplicável, a necessidade de prévia autorização legislativa. Desde que preenchidos os pressupostos constitucionais e legais, a alienação de controle	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 64/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
controle da Companhia, além de normas especificamente aplicáveis, deverá observar o disposto neste Capítulo.	da Companhia, além de normas especificamente aplicáveis, deverá observar o disposto neste Capítulo.	
Art. 98 A alienação de controle da Companhia, tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição, suspensiva ou resolutiva, de que o adquirente se obrigue a efetivar oferta pública de aquisição das ações dos demais acionistas da Companhia, observando as condições e os prazos previstos na legislação vigente e no Regulamento do Nível 2 de Governança Corporativa da B3, de forma a assegurar-lhes tratamento igualitário àquele dado ao acionista controlador alienante.	**Art. 98** A alienação de controle da Companhia, tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição, suspensiva ou resolutiva, de que o adquirente se obrigue a efetivar oferta pública de aquisição das ações dos demais acionistas da Companhia, observando as condições e os prazos previstos na legislação vigente e no Regulamento do Nível 2 de Governança Corporativa da B3, de forma a assegurar-lhes tratamento igualitário àquele dado ao acionista controlador alienante.	Mantém inalterado.
Parágrafo único. A oferta pública de que trata este artigo será exigida ainda: (i) quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia; ou (ii) em caso de alienação do controle de sociedade que detenha o poder de controle da Companhia, sendo que, nesse caso, o acionista controlador alienante ficará obrigado a declarar à B3 o valor atribuído à Companhia nessa alienação, anexando documentação que comprove esse valor.	**Parágrafo único.** A oferta pública de que trata este artigo será exigida ainda: (i) quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia; ou (ii) em caso de alienação do controle de sociedade que detenha o poder de controle da Companhia, sendo que, nesse caso, o acionista controlador alienante ficará obrigado a declarar à B3 o valor atribuído à Companhia nessa alienação, anexando documentação que comprove esse valor.	Mantém inalterado.
Art. 99 Aquele que adquirir o poder de controle, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, estará obrigado a: (i) efetivar a oferta pública referida no artigo 98 acima; e (ii) pagar, nos termos a seguir indicados, quantia equivalente à diferença entre o preço da oferta pública e o valor pago por ação eventualmente	**Art. 99** Aquele que adquirir o poder de controle, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, estará obrigado a: (i) efetivar a oferta pública referida no artigo 98 acima; e (ii) pagar, nos termos a seguir indicados, quantia equivalente à diferença entre o preço da oferta pública e o valor pago por ação eventualmente adquirida em	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 65/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
adquirida em bolsa nos 6 (seis) meses anteriores à data da aquisição do Poder de Controle, devidamente atualizado até a data do pagamento. Referida quantia deverá ser distribuída entre todas as pessoas que venderam ações da Companhia nos pregões em que o adquirente realizou as aquisições, proporcionalmente ao saldo líquido vendedor diário de cada uma, cabendo à B3 operacionalizar a distribuição, nos termos de seus regulamentos.	bolsa nos 6 (seis) meses anteriores à data da aquisição do Poder de Controle, devidamente atualizado até a data do pagamento. Referida quantia deverá ser distribuída entre todas as pessoas que venderam ações da Companhia nos pregões em que o adquirente realizou as aquisições, proporcionalmente ao saldo líquido vendedor diário de cada uma, cabendo à B3 operacionalizar a distribuição, nos termos de seus regulamentos.	
Art. 100 A Companhia não registrará qualquer transferência de ações para o adquirente ou para aquele(s) que vier(em) a deter o poder de controle, enquanto este(s) não subscrever(em) o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.	**Art. 100** A Companhia não registrará qualquer transferência de ações para o adquirente ou para aquele(s) que vier(em) a deter o poder de controle, enquanto este(s) não subscrever(em) o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.	Mantém inalterado.
Art. 101 Nenhum acordo de acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia enquanto os seus signatários não tenham subscrito o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.	**Art. 101** Nenhum acordo de acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia enquanto os seus signatários não tenham subscrito o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.	Mantém inalterado.
Art. 102 Na oferta pública de aquisição de ações, a ser feita pelo acionista controlador ou pela Companhia, para o cancelamento do registro de companhia aberta, o preço mínimo a ser ofertado deverá corresponder ao valor econômico apurado no laudo de avaliação elaborado nos termos dos parágrafos 1º e 2º deste artigo, respeitadas as normas legais e regulamentares aplicáveis.	**Art. 102** Na oferta pública de aquisição de ações, a ser feita pelo acionista controlador ou pela Companhia, para o cancelamento do registro de companhia aberta, o preço mínimo a ser ofertado deverá corresponder ao valor econômico apurado no laudo de avaliação elaborado nos termos dos parágrafos 1º e 2º deste artigo, respeitadas as normas legais e regulamentares aplicáveis.	Mantém inalterado.
§ 1º O laudo de avaliação referido no caput deste artigo deverá ser elaborado por instituição ou empresa	**§ 1º** O laudo de avaliação referido no caput deste artigo deverá ser elaborado por instituição ou empresa	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 66/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, de seus administradores e/ou do(s) acionista(s) controlador(es), além de satisfazer os requisitos do §1° do artigo 8° da Lei Federal nº 6.404/1976, e conter a responsabilidade prevista no §6º do mesmo artigo.	especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, de seus administradores e/ou do(s) acionista(s) controlador(es), além de satisfazer os requisitos do §1° do artigo 8° da Lei Federal nº 6.404/1976, e conter a responsabilidade prevista no §6º do mesmo artigo.	
§ 2º A escolha da instituição ou empresa especializada responsável pela determinação do valor econômico da Companhia é de competência privativa da assembleia geral, a partir da apresentação, pelo conselho de administração, de lista tríplice, devendo a respectiva deliberação, não se computando os votos em branco, e cabendo a cada ação, independentemente de espécie ou classe, o direito a um voto, ser tomada pela maioria dos votos dos acionistas representantes das ações em circulação presentes naquela assembleia, que, se instalada em primeira convocação, deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total de ações em circulação, ou que, se instalada em segunda convocação, poderá contar com a presença de qualquer número de acionistas representantes das ações em circulação.	**§ 2º** A escolha da instituição ou empresa especializada responsável pela determinação do valor econômico da Companhia é de competência privativa da assembleia geral, a partir da apresentação, pelo conselho de administração, de lista tríplice, devendo a respectiva deliberação, não se computando os votos em branco, e cabendo a cada ação, independentemente de espécie ou classe, o direito a um voto, ser tomada pela maioria dos votos dos acionistas representantes das ações em circulação presentes naquela assembleia, que, se instalada em primeira convocação, deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total de ações em circulação, ou que, se instalada em segunda convocação, poderá contar com a presença de qualquer número de acionistas representantes das ações em circulação.	Mantém inalterado.
CAPÍTULO XII - SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3	**CAPÍTULO XII - SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3**	Mantém inalterado.
Art. 103 Caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha	**Art. 103** Caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 67/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, o acionista controlador deverá efetivar oferta pública de aquisição das ações pertencentes aos demais acionistas da Companhia, no mínimo, pelo respectivo valor econômico, a ser apurado em laudo de avaliação elaborado nos termos dos §§ 1º e 2º do Artigo 102, respeitadas as normas legais e regulamentares aplicáveis.	mobiliários admitidos à negociação no Nível 2 de Governança Corporativa no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, o acionista controlador deverá efetivar oferta pública de aquisição das ações pertencentes aos demais acionistas da Companhia, no mínimo, pelo respectivo valor econômico, a ser apurado em laudo de avaliação elaborado nos termos dos §§ 1º e 2º do Artigo 102, respeitadas as normas legais e regulamentares aplicáveis.	
Parágrafo único. O acionista controlador estará dispensado de proceder à oferta pública de aquisição de ações referida no *caput* deste artigo se a Companhia sair do Nível 2 de Governança Corporativa em razão da celebração do contrato de participação da Companhia no segmento especial da B3 denominado Novo Mercado (Novo Mercado) ou se a Companhia, resultante de reorganização societária, obtiver autorização para negociação de valores mobiliários no Novo Mercado, no prazo de 120 (cento e vinte) dias, contados da data da Assembleia Geral que aprovou a referida operação.	**Parágrafo único.** O acionista controlador estará dispensado de proceder à oferta pública de aquisição de ações referida no *caput* deste artigo se a Companhia sair do Nível 2 de Governança Corporativa em razão da celebração do contrato de participação da Companhia no segmento especial da B3 denominado Novo Mercado (Novo Mercado) ou se a Companhia, resultante de reorganização societária, obtiver autorização para negociação de valores mobiliários no Novo Mercado, no prazo de 120 (cento e vinte) dias, contados da data da Assembleia Geral que aprovou a referida operação.	Mantém inalterado.
Art. 104 Na hipótese de não haver acionista controlador, caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa ou no Novo Mercado no prazo de	**Art. 104** Na hipótese de não haver acionista controlador, caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa ou no Novo Mercado no prazo de 120 (cento e	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 68/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, a saída estará condicionada à realização de oferta pública de aquisição de ações nas mesmas condições previstas no artigo anterior.	vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, a saída estará condicionada à realização de oferta pública de aquisição de ações nas mesmas condições previstas no artigo anterior.	
§ 1º A referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.	**§ 1º** A referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.	Mantém inalterado.
§ 2º Na ausência de definição dos responsáveis pela realização da oferta pública de aquisição de ações, no caso de operação de reorganização societária, na qual a companhia resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa, caberá aos acionistas que votaram favoravelmente à reorganização societária realizar a referida oferta.	**§ 2º** Na ausência de definição dos responsáveis pela realização da oferta pública de aquisição de ações, no caso de operação de reorganização societária, na qual a companhia resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa, caberá aos acionistas que votaram favoravelmente à reorganização societária realizar a referida oferta.	Mantém inalterado.
Art. 105 A saída da Companhia do Nível 2 de Governança Corporativa da B3 em razão de descumprimento de obrigações constantes do Regulamento do Nível 2 está condicionada à efetivação de oferta pública de aquisição de ações, no mínimo, pelo valor econômico das ações, a ser apurado em laudo de avaliação de que trata o Artigo 102 do presente Estatuto, respeitadas as normas legais e regulamentares aplicáveis.	**Art. 105** A saída da Companhia do Nível 2 de Governança Corporativa da B3 em razão de descumprimento de obrigações constantes do Regulamento do Nível 2 está condicionada à efetivação de oferta pública de aquisição de ações, no mínimo, pelo valor econômico das ações, a ser apurado em laudo de avaliação de que trata o Artigo 102 do presente Estatuto, respeitadas as normas legais e regulamentares aplicáveis.	Mantém inalterado.
§ 1º O acionista controlador deverá efetivar a oferta pública de aquisição de ações prevista no *caput* desse artigo.	**§ 1º** O acionista controlador deverá efetivar a oferta pública de aquisição de ações prevista no *caput* desse artigo.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 69/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 2º Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* decorrer de deliberação da Assembleia Geral, os acionistas que tenham votado a favor da deliberação que implicou o respectivo descumprimento deverão efetivar a oferta pública de aquisição de ações prevista no *caput*.	**§ 2º** Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* decorrer de deliberação da Assembleia Geral, os acionistas que tenham votado a favor da deliberação que implicou o respectivo descumprimento deverão efetivar a oferta pública de aquisição de ações prevista no *caput*.	Mantém inalterado.
§ 3º Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* ocorrer em razão de ato ou fato da administração, os administradores da Companhia deverão convocar Assembleia Geral de Acionistas cuja ordem do dia será a deliberação sobre como sanar o descumprimento das obrigações constantes do Regulamento do Nível 2 ou, se for o caso, deliberar pela saída da Companhia do Nível 2 de Governança Corporativa.	**§ 3º** Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* ocorrer em razão de ato ou fato da administração, os administradores da Companhia deverão convocar Assembleia Geral de Acionistas cuja ordem do dia será a deliberação sobre como sanar o descumprimento das obrigações constantes do Regulamento do Nível 2 ou, se for o caso, deliberar pela saída da Companhia do Nível 2 de Governança Corporativa.	Mantém inalterado.
§ 4º Caso a Assembleia Geral mencionada no §3º delibere pela saída da Companhia do Nível 2 de Governança Corporativa da B3, a referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações prevista no *caput*, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.	**§ 4º** Caso a Assembleia Geral mencionada no §3º delibere pela saída da Companhia do Nível 2 de Governança Corporativa da B3, a referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações prevista no *caput*, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.	Mantém inalterado.
CAPÍTULO XIII – EMISSÃO DE *UNITS*	**CAPÍTULO XIII – EMISSÃO DE *UNITS***	Mantém inalterado.
Art. 106 A Companhia poderá patrocinar a emissão de certificados de depósito de ações, representativos de 1 (uma) ação ordinária e 4 (quatro) ações preferenciais classe B (Units).	**Art. 106** A Companhia poderá patrocinar a emissão de certificados de depósito de ações, representativos de 1 (uma) ação ordinária e 4 (quatro) ações preferenciais classe B (Units).	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 70/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 1º As *Units* poderão ser emitidas: (i) mediante solicitação dos acionistas que detenham ações em quantidade necessária à composição das *Units*, observados os prazos, regras e procedimentos fixados pelo Conselho de Administração; (ii) mediante deliberação do Conselho de Administração, em caso de aumento de capital dentro do limite de capital autorizado com a emissão de novas ações a serem representadas por *Units*; e (iii) nos casos previstos nos Artigos 109 e 110 do presente Estatuto.	**§ 1º** As *Units* poderão ser emitidas: (i) mediante solicitação dos acionistas que detenham ações em quantidade necessária à composição das *Units*, observados os prazos, regras e procedimentos fixados pelo Conselho de Administração; (ii) mediante deliberação do Conselho de Administração, em caso de aumento de capital dentro do limite de capital autorizado com a emissão de novas ações a serem representadas por *Units*; e (iii) nos casos previstos nos Artigos 109 e 110 do presente Estatuto.	Mantém inalterado.
§ 2º Somente poderão ser objeto de depósito para a emissão de *Units* ações livres de ônus e gravames.	**§ 2º** Somente poderão ser objeto de depósito para a emissão de *Units* ações livres de ônus e gravames.	Mantém inalterado.
§ 3º A Companhia poderá contratar instituição financeira para emissão das *Units*.	**§ 3º** A Companhia poderá contratar instituição financeira para emissão das *Units*.	Mantém inalterado.
Art. 107 Os titulares das *Units* terão os mesmos direitos e vantagens das ações por elas representadas, inclusive quanto ao pagamento de dividendos, juros sobre o capital próprio e quaisquer outras bonificações, pagamentos ou proventos a que possam fazer jus.	**Art. 107** Os titulares das *Units* terão os mesmos direitos e vantagens das ações por elas representadas, inclusive quanto ao pagamento de dividendos, juros sobre o capital próprio e quaisquer outras bonificações, pagamentos ou proventos a que possam fazer jus.	Mantém inalterado.
Parágrafo Único. Os titulares das *Units* têm o direito de participar das Assembleias Gerais e nelas exercer todas as prerrogativas conferidas às ações representadas pelas *Units*, mediante comprovação de sua titularidade e observadas as regras de representação de acionistas previstas neste Estatuto.	**Parágrafo Único.** Os titulares das *Units* têm o direito de participar das Assembleias Gerais e nelas exercer todas as prerrogativas conferidas às ações representadas pelas *Units*, mediante comprovação de sua titularidade e observadas as regras de representação de acionistas previstas neste Estatuto.	Mantém inalterado.
Art. 108 As *Units* são escriturais, observado que, a partir da emissão das *Units*, as ações depositadas ficarão registradas em conta de depósito aberta em nome do titular das ações perante a instituição financeira depositária.	**Art. 108** As *Units* são escriturais, observado que, a partir da emissão das *Units*, as ações depositadas ficarão registradas em conta de depósito aberta em nome do titular das ações perante a instituição financeira depositária.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 71/75

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 1º Salvo na hipótese de cancelamento das *Units*, a propriedade das ações representadas pelas *Units* somente poderá ser transferida por meio da transferência das *Units*.	**§ 1º** Salvo na hipótese de cancelamento das *Units*, a propriedade das ações representadas pelas *Units* somente poderá ser transferida por meio da transferência das *Units*.	Mantém inalterado.
§ 2º O titular das *Units* terá o direito de solicitar à instituição financeira depositária, a qualquer tempo, o cancelamento das *Units* e a consequente entrega das respectivas ações depositadas, observados os prazos, regras e procedimentos a serem fixados pelo Conselho de Administração.	**§ 2º** O titular das *Units* terá o direito de solicitar à instituição financeira depositária, a qualquer tempo, o cancelamento das *Units* e a consequente entrega das respectivas ações depositadas, observados os prazos, regras e procedimentos a serem fixados pelo Conselho de Administração.	Mantém inalterado.
§ 3º As *Units* sujeitas a ônus, gravames ou embaraços não poderão ser objeto de pedido de cancelamento.	**§ 3º** As *Units* sujeitas a ônus, gravames ou embaraços não poderão ser objeto de pedido de cancelamento.	Mantém inalterado.
§ 4º O Conselho de Administração poderá, a qualquer tempo, suspender por prazo determinado, não superior a 30 (trinta) dias, a possibilidade de cancelamento de *Units* referida no § 2º, no caso de início de oferta pública de distribuição primária e/ou secundária de *Units*, no mercado local e/ou internacional.	**§ 4º** O Conselho de Administração poderá, a qualquer tempo, suspender por prazo determinado, não superior a 30 (trinta) dias, a possibilidade de cancelamento de *Units* referida no § 2º, no caso de início de oferta pública de distribuição primária e/ou secundária de *Units*, no mercado local e/ou internacional.	Mantém inalterado.
Art. 109 Nas hipóteses de desdobramento, grupamento, bonificação ou emissão de novas ações mediante a capitalização de lucros ou reservas, as seguintes regras deverão ser observadas com relação às *Units*:	**Art. 109** Nas hipóteses de desdobramento, grupamento, bonificação ou emissão de novas ações mediante a capitalização de lucros ou reservas, as seguintes regras deverão ser observadas com relação às *Units*:	Mantém inalterado.
I no caso de aumento da quantidade de ações de emissão da Companhia, a instituição financeira depositária registrará o depósito das novas ações e creditará novas *Units* na conta dos respectivos titulares, de modo a refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no Artigo 106 do presente Estatuto, sendo que as ações que não forem	**I** no caso de aumento da quantidade de ações de emissão da Companhia, a instituição financeira depositária registrará o depósito das novas ações e creditará novas *Units* na conta dos respectivos titulares, de modo a refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no Artigo 106 do presente Estatuto, sendo que as ações que não forem passíveis de constituir *Units*	Mantém inalterado.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*; e	serão creditadas diretamente aos acionistas, sem a emissão de *Units*; e	
II no caso da redução da quantidade de ações de emissão da Companhia, a instituição financeira depositária debitará as contas de depósito de *Units* dos titulares das ações grupadas, efetuando o cancelamento automático de *Units* em número suficiente para refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no Artigo 106 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.	**II** no caso da redução da quantidade de ações de emissão da Companhia, a instituição financeira depositária debitará as contas de depósito de *Units* dos titulares das ações grupadas, efetuando o cancelamento automático de *Units* em número suficiente para refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no Artigo 106 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.	Mantém inalterado.
Art. 110 Na hipótese de exercício do direito de preferência para a subscrição de ações de emissão da Companhia, se houver, a instituição financeira depositária criará novas *Units* no livro de registro de *Units* escriturais, creditando-lhes aos respectivos titulares, de modo a refletir a nova quantidade de ações depositadas na conta de depósito vinculada às *Units*, sempre observando a proporção prevista no Artigo 106 desse Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.	**Art. 110** Na hipótese de exercício do direito de preferência para a subscrição de ações de emissão da Companhia, se houver, a instituição financeira depositária criará novas *Units* no livro de registro de *Units* escriturais, creditando-lhes aos respectivos titulares, de modo a refletir a nova quantidade de ações depositadas na conta de depósito vinculada às *Units*, sempre observando a proporção prevista no Artigo 106 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.	Ajuste de texto, visando clarificar a redação do artigo.
Parágrafo Único. Nos casos em que houver o exercício do direito de preferência para a subscrição de outros valores mobiliários de emissão da Companhia, não ocorrerá o crédito automático de *Units*.	**Parágrafo Único.** Nos casos em que houver o exercício do direito de preferência para a subscrição de outros valores mobiliários de emissão da Companhia, não ocorrerá o crédito automático de *Units*.	Mantém inalterado.
CAPÍTULO XIV - RESOLUÇÃO DE CONFLITOS	**CAPÍTULO XIV - RESOLUÇÃO DE CONFLITOS**	Mantém inalterado.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 111 A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, perante a Câmara de Arbitragem do Mercado, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda de, em especial, quanto aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei Federal nº 6.404/1976 e alterações posteriores, neste Estatuto, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento do Nível 2, do Regulamento de Arbitragem, do Regulamento de Sanções e do Contrato de Participação no Nível 2 de Governança Corporativa da B3.	**Art. 111** A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, perante a Câmara de Arbitragem do Mercado, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda de, em especial, quanto aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei Federal nº 6.404/1976 e alterações posteriores, neste Estatuto, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento do Nível 2, do Regulamento de Arbitragem, do Regulamento de Sanções e do Contrato de Participação no Nível 2 de Governança Corporativa da B3.	Mantém inalterado.
CAPÍTULO XV - DISPOSIÇÕES GERAIS	**CAPÍTULO XV - DISPOSIÇÕES GERAIS**	Mantém inalterado.
Art. 112 Na hipótese de retirada de acionistas ou de fechamento de capital, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor econômico de tais ações, a ser apurado de acordo com o procedimento de avaliação aceito pela Lei Federal nº 6.404/1976, sempre que tal valor for inferior ao valor patrimonial.	**Art. 112** Na hipótese de retirada de acionistas ou de fechamento de capital, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor econômico de tais ações, a ser apurado de acordo com o procedimento de avaliação aceito pela Lei Federal nº 6.404/1976, sempre que tal valor for inferior ao valor patrimonial.	Mantém inalterado.
Art. 113 A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em	**Art. 113** A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em	Mantém inalterado.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
normas regulatórias e normativas expedidas por órgãos estaduais e federais.	normas regulatórias e normativas expedidas por órgãos estaduais e federais.	
Art. 114 As regras referentes aos prazos de mandato dos membros dos Órgãos Estatutários previstos neste Estatuto deverão ser aplicadas conforme previsto na Lei Federal nº 13.303/2016 e demais disposições legais aplicáveis.	**Art. 114** As regras referentes aos prazos de mandato dos membros dos Órgãos Estatutários previstos neste Estatuto deverão ser aplicadas conforme previsto na Lei Federal nº 13.303/2016 e demais disposições legais aplicáveis.	Mantém inalterado.

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COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO
DO ESTADO

Anexo III

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ESTATUTO SOCIAL DA COMPANHIA PARANAENSE DE ENERGIA

Aprovado e consolidado pela 207ª Assembleia Geral Extraordinária de Acionistas, de 10.07.2023.

CNPJ: 76.483.817/0001-20
NIRE: 41300036535
Registro CVM: 1431-1
Rua José Izidoro Biazetto, 158, Bloco A
Curitiba - Paraná - Brasil
CEP: 81200-240
e-mail: copel@copel.com
Website: http://www.copel.com
Fone: (41) 3310-5050
Fax: (41) 3331-4145

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

SUMÁRIO

CAPÍTULO I	DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL	03
CAPÍTULO II	CAPITAL SOCIAL E AÇÕES	04
CAPÍTULO III	ASSEMBLEIA GERAL - AG	06
CAPÍTULO IV	ADMINISTRAÇÃO DA COMPANHIA	07
	SEÇÃO I CONSELHO DE ADMINISTRAÇÃO - CAD	08
	Composição, investidura e mandato	08
	Vacância e substituições	09
	Funcionamento	09
	Atribuições	10
	SEÇÃO II DIRETORIA	14
	Composição, mandato e investidura	14
	Atribuições	14
	Regras para representação da Companhia	16
	Vacância e substituições	16
	SEÇÃO III DIRETORIA REUNIDA - REDIR	17
	Funcionamento	17
	Atribuições	17
CAPÍTULO V	COMITÊS ESTATUTÁRIOS	19
	SEÇÃO I COMITÊ DE AUDITORIA ESTATUTÁRIO - CAE	20
	SEÇÃO II COMITÊ DE INDICAÇÃO E AVALIAÇÃO - CIA	21
	SEÇÃO III COMITÊ DE INVESTIMENTOS E INOVAÇÃO - CII	21
	SEÇÃO IV COMITÊ DE DESENVOLVIMENTO SUSTENTÁVEL - CDS	22
	SEÇÃO V COMITÊ DE MINORITÁRIOS - CDM	23
CAPÍTULO VI	CONSELHO FISCAL - CF	23
	Composição e funcionamento	24
	Vacância e substituições	25
	Representação e pareceres	25
CAPÍTULO VII	REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS	25
	Posse, impedimentos e vedações	25
	Remuneração	27
CAPÍTULO VIII	EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS	27
CAPÍTULO IX	DISSOLUÇÃO E LIQUIDAÇÃO	28
CAPÍTULO X	MECANISMOS DE DEFESA	28
CAPÍTULO XI	ALIENAÇÃO DE CONTROLE	29
CAPÍTULO XII	SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3	31
CAPÍTULO XIII	EMISSÃO DE *UNITS*	32
CAPÍTULO XIV	RESOLUÇÃO DE CONFLITOS	33
CAPÍTULO XV	DISPOSIÇÕES GERAIS	34

ANEXOS:

I	ALTERAÇÕES ESTATUTÁRIAS	35
II	EVOLUÇÃO DO CAPITAL	37

Estatuto Social Copel - pág. 1/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CONVENÇÕES:
AG: ASSEMBLEIA GERAL
AGE: ASSEMBLEIA GERAL EXTRAORDINÁRIA
JUCEPAR: JUNTA COMERCIAL DO ESTADO DO PARANÁ
DOE PR: DIÁRIO OFICIAL DO ESTADO DO PARANÁ

Observação: Texto original arquivado na Jucepar, sob o nº 17.340 (atual 41300036535), em 16.06.1955, e publicado no DOE PR de 25.06.1955.

Estatuto Social Copel - pág. 2/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL

Art. 1º A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista de capital aberto, dotada de personalidade jurídica de direito privado, parte integrante da administração indireta do Estado do Paraná, instituída pelo Decreto Estadual nº 14.947/1954, sob autorização da Lei Estadual nº 1.384/1953, e é regida por este Estatuto, pelas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.

Art. 2º O prazo de duração da Companhia é indeterminado.

Art. 3º A Companhia tem sede e foro no Município de Curitiba, Estado do Paraná, Brasil, podendo estabelecer, no País e no exterior, filiais, agências, sucursais e escritórios.

Art. 4º Constitui o objeto social da Companhia:

I pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;

II pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;

III estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas;

IV prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado, desde que previamente autorizada pelo Conselho de Administração; e

V desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, e para os previstos nos incisos II e III, a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios ou companhias com empresas privadas e fundos de pensão e outros entes privados, em licitações de novas concessões e/ou em sociedades de propósito específico já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.

§ 1º A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle acionário de empresa e participar do capital social de outras empresas, relacionadas ao seu objeto social, conforme legislação estadual, desde que previamente autorizada pelo Conselho de Administração.

§ 2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.

§ 3º Com a admissão da Companhia no segmento especial de listagem denominado Nível 2 de Governança Corporativa da B3 S.A. – Brasil, Bolsa,

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Balcão, sujeitam-se a Companhia, seus acionistas, administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal às disposições do Regulamento de Listagem do Nível 2 de Governança Corporativa da B3 (Regulamento do Nível 2).

§ 4º As disposições do Regulamento do Nível 2 de Governança Corporativa da B3 prevalecerão sobre as disposições estatutárias, nas hipóteses de prejuízo aos direitos dos destinatários das ofertas públicas previstas neste Estatuto.

CAPÍTULO II - CAPITAL SOCIAL E AÇÕES

Art. 5º O capital social integralizado é de R$10.800.000.000,00 (dez bilhões e oitocentos milhões de reais), representado por 2.736.553.750 (dois bilhões, setecentas e trinta e seis milhões, quinhentas e cinquenta e três mil, setecentas e cinquenta) ações, sem valor nominal, sendo 1.054.090.460 (um bilhão, cinquenta e quatro milhões, noventa mil, quatrocentas e sessenta) ações ordinárias e 1.682.463.290 (um bilhão, seiscentos e oitenta e dois milhões, quatrocentos e sessenta e três mil, duzentas e noventa) ações preferenciais e, destas, 3.128.000 (três milhões, cento e vinte e oito mil) são ações classe A e 1.679.335.290 (um bilhão, seiscentos e setenta e nove milhões, trezentos e trinta e cinco mil, duzentas e noventa) são ações classe B.

§ 1º O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 4.000.000.000 (quatro bilhões) de ações para:

I capitalização de lucros e reservas;

II caso venha a ser deliberada pela assembleia geral, a emissão de bônus de subscrição, de debêntures conversíveis em ações ou, de acordo com plano aprovado pela assembleia geral, a outorga de opção de compra de ações a administradores e colaboradores, o exercício dos respectivos direitos de conversão ou subscrição; ou

III colocação mediante venda em bolsa de valores ou subscrição pública de novas ações ordinárias:

§ 2º As ações são nominativas, escriturais, mantidas em contas de depósito, em instituição financeira autorizada.

§ 3º Fica a Companhia autorizada a escolher a instituição financeira, mediante deliberação do Conselho de Administração, para manter as ações escriturais em contas de depósito.

§ 4º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.

§ 5º Os aumentos de capital poderão ser efetuados com a emissão de ações ordinárias e ações preferenciais classe B, sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

§ 6º As ações preferenciais, com direito a voto restrito, nos termos do § 7º deste artigo, serão de classes A e B, e conferirão a seus titulares as seguintes preferências e vantagens:

I As ações preferenciais classe A terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta

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COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

espécie e classe de ações, integralizado até 31 de dezembro do ano findo, e que será imputado ao dividendo obrigatório previsto no artigo 88;

II As ações preferenciais classe B terão prioridade na distribuição de dividendos obrigatórios, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;

III Os dividendos assegurados pelo inciso anterior às ações preferenciais classe B serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe A;

IV O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores;

V As ações preferenciais adquirirão o direito de voto pleno se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos prioritários ou mínimos a que fazem jus; e

VI As ações preferenciais asseguram aos seus titulares o direito de serem incluídas em oferta pública de aquisição de ações em decorrência de Alienação de Controle da Companhia ao mesmo preço e nas mesmas condições ofertadas ao Acionista Controlador Alienante.

§ 7º Cada ação preferencial confere ao seu titular o direito a voto restrito, exclusivamente, nas seguintes matérias:

I transformação, incorporação, fusão ou cisão da Companhia;

II aprovação de contratos entre a Companhia e o Acionista Controlador, diretamente ou por meio de terceiros, assim como de outras sociedades nas quais o Acionista Controlador tenha interesse, sempre que, por força de disposição legal ou estatutária, sejam deliberados em Assembleia Geral;

III avaliação de bens destinados à integralização de aumento de capital da Companhia;

IV escolha de instituição ou empresa especializada para determinação do Valor Econômico da Companhia, conforme artigo 102 deste Estatuto Social;

V alteração ou revogação de dispositivos estatutários que alterem ou modifiquem quaisquer das exigências previstas no item 4.1 do Regulamento do Nível 2 de Governança Corporativa da B3, ressalvado que esse direito a voto prevalecerá enquanto estiver em vigor Contrato de Participação no Nível 2 de Governança Corporativa; e

VI exclusão ou alteração que vise suprimir o direito previsto no inciso XXIX do artigo 28, bem como neste inciso, ressalvado que tal alteração dependerá da aprovação da maioria das ações preferenciais em assembleia especial convocada para esse fim.

§ 8º A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.

§ 9º As ações de emissão da Companhia poderão ser convertidas em outra espécie e classe, observadas as seguintes regras:

I as ações preferenciais classe A poderão ser convertidas em ações preferenciais classe B, a qualquer tempo;

II as ações ordinárias poderão ser convertidas em ações preferenciais classe B, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units*, conforme definido no artigo 106;

III as ações preferenciais classe B poderão ser convertidas em ações ordinárias, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units,* conforme definido no artigo 106; e

IV as ações ordinárias e as ações preferenciais classe B, em nenhuma hipótese, poderão ser convertidas em ações preferenciais classe A.

§ 10 As emissões de ações, de bônus de subscrição, de debêntures conversíveis ou de outros títulos mobiliários, até o limite do capital autorizado, cuja colocação seja feita mediante venda em bolsa de valores ou subscrição pública, poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

§ 11 As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

CAPÍTULO III – ASSEMBLEIA GERAL (AG)

Art. 6º A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.

Art. 7º A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.

Art. 8º A convocação será feita com antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação, com antecedência mínima de 08 (oito) dias, nos termos da legislação vigente, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível, inclusive de forma eletrônica.

Parágrafo único. Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação, não se admitindo inclusão de assuntos gerais na pauta da Assembleia.

Art. 9º A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01 (um) acionista escolhido, na ocasião, pelos acionistas presentes.

§ 1º O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente.

§ 2º O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.

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Art. 10 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.

Parágrafo único. A Assembleia Geral Ordinária e Assembleia Geral Extraordinária poderão ser, cumulativamente, convocadas e realizadas no mesmo local, data e hora, instrumentadas em ata única.

Art. 11 Nas Assembleias Gerais, cada ação ordinária dará direito a 01 (um) voto. Exclusivamente nas matérias em que as ações preferenciais tenham direito de voto restrito, nos termos deste Estatuto, cada ação preferencial dará direito a 01 (um) voto.

Art. 12 O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou previamente, documentos e procuração com poderes específicos, na forma da lei.

Art. 13 A ata da Assembleia Geral será lavrada conforme a legislação vigente.

Art. 14 A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:

I aumento do capital social, além do limite autorizado no Estatuto Social;
II avaliação de bens com que o acionista concorre para a formação do capital social;
III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;
IV alteração do Estatuto Social;
V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração, do Conselho Fiscal e respectivos suplentes e do Comitê de Indicação e Avaliação;
VI fixação da remuneração dos administradores, dos conselheiros fiscais e dos membros dos Comitês Estatutários;
VII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de dividendos;
VIII autorização para a Companhia mover ação de responsabilidade civil contra os administradores pelos prejuízos causados ao seu patrimônio;
IX alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;
X permuta de ações ou outros valores mobiliários;
XI emissão de debêntures conversíveis em ações, inclusive de controladas;
XII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior; e
XIII eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas.
XIV política de indenidade e condições gerais do contrato de indenidade, cabendo lhe ainda a validação da indenização nos casos em que os valores têm impacto significativo na estrutura financeira da companhia, e situações em que mais da metade dos administradores são potenciais beneficiários de forma concomitante em função de um mesmo fato, conforme definido na política de indenidade.

CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA

Art. 15 A Companhia será administrada pelo Conselho de Administração e pela Diretoria.

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SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)

Art. 16 O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.

Composição, investidura e mandato

Art. 17 O Conselho de Administração será composto por 09 (nove) membros titulares, eleitos e destituídos pela Assembleia Geral, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, nos termos da Lei Federal nº 6.404/1976 e demais normativos aplicáveis, inclusive considerando a possibilidade de eleição em separado por acionistas minoritários e por detentores de ações preferenciais, bem como de adoção do voto múltiplo.

§ 1º Sempre que cumulativamente, a eleição do Conselho de Administração se der pelo sistema de voto múltiplo e os titulares de ações ordinárias ou preferenciais exercerem o direito de eleger conselheiro, será assegurado ao Estado do Paraná o direito de eleger conselheiro em número igual ao dos eleitos pelos demais acionistas e pelos empregados, mais um, independentemente do número de conselheiros estabelecidos no caput.

§ 2º É assegurado aos acionistas minoritários o direito de eleger 01 (um) conselheiro, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.

§ 3º É assegurado aos acionistas titulares de ações preferenciais que preencham os percentuais e requisitos previstos no artigo 141, §§ 4º e 5º da Lei Federal nº 6.404/1976, o direito de eleger 01 (um) conselheiro.

§ 4º O Conselho de Administração das Subsidiárias Integrais será composto por, no mínimo, 03 (três) membros, incluindo, o Diretor Geral da respectiva Subsidiária Integral, e 01 (um) diretor da Companhia.

§ 5º O Diretor Presidente da Companhia poderá integrar o Conselho de Administração como seu secretário executivo, mediante eleição em Assembleia Geral.

§ 6º Os cargos de Presidente do Conselho de Administração e de Diretor Presidente ou principal executivo da Companhia não poderão ser acumulados pela mesma pessoa.

§ 7º O Presidente do Conselho de Administração será indicado pelo acionista controlador e designado pela Assembleia Geral que o eleger, sendo substituído, em suas ausências e impedimentos, pelo conselheiro escolhido pela maioria de seus pares.

§ 8º As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e 13.303/2016, pela política e norma interna de indicação de membros de órgãos estatutários, além de atender aos seguintes parâmetros:

I ter, no mínimo, 03 (três) conselheiros independentes, sendo este número, em qualquer hipótese, igual ou superior a 25% (vinte e cinco por cento) do total de membros do órgão. Referidos conselheiros deverão ser expressamente declarados como independentes na ata da Assembleia Geral que os eleger, em conformidade com a definição do Regulamento do Nível 2 de Governança Corporativa da B3 e com o disposto na Lei Federal nº 13.303/2016, sendo também considerado(s) como independente(s) o(s) conselheiro(s) eleito(s) mediante faculdade prevista pelo artigo 141, §§ 4º e 5º e artigo 239, ambos da Lei Federal nº 6.404/1976 e alterações posteriores;

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II quando, em decorrência da observância do percentual referido no parágrafo acima, resultar número fracionário de conselheiros, proceder-se-á ao arredondamento nos termos do Regulamento do Nível 2 de Governança Corporativa da B3.

III ter, entre 03 (três) a 05 (cinco) conselheiros, incluídos os mencionados no inciso I, que atendam, cumulativamente, as condições previstas na Lei Federal nº 13.303/2016, para compor o Comitê de Auditoria Estatutário, dependendo da sua composição conforme artigo 51, § 2º deste Estatuto;

IV ao menos 01 (um) dos conselheiros mencionados neste § 8º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto neste Estatuto;

Art. 18 Fica assegurada a participação de 01 (um) representante dos empregados no Conselho de Administração, com mandato coincidente com o dos demais conselheiros.

§ 1º O conselheiro representante dos empregados será eleito nos termos estabelecidos na legislação pertinente, por escrutínio regulado segundo as normas da Companhia, sob os mesmos critérios de elegibilidade previstos para os demais conselheiros.

§ 2º O candidato eleito conselheiro representante dos empregados tomará posse para o mandato estabelecido neste artigo, permitida a reeleição por 01 (uma) só vez.

Art. 19 A investidura de membros no Conselho de Administração observará as condições estabelecidas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.

Vacância e substituições

Art. 20 Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato.

§ 1º Observados os requisitos e vedações legais aplicáveis, caberá aos conselheiros remanescentes nomear o substituto para o membro vacante até a primeira Assembleia Geral, nos termos da Lei Federal nº 6.404/1976.

§ 2º Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral.

§ 3º Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.

Art. 21 A função de conselheiro de administração é pessoal e não se admite suplente, inclusive para representante dos empregados.

Funcionamento

Art. 22 O Conselho de Administração se reunirá ordinariamente 01 (uma) vez por mês e extraordinariamente sempre que necessário, conforme previsto no artigo 25 do presente Estatuto.

Art. 23 As reuniões do Conselho de Administração serão convocadas pelo seu presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados.

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§ 1º As convocações enviadas no endereço físico ou eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.

§ 2º As reuniões ordinárias deverão ser convocadas com antecedência mínima de 07 (sete) dias em relação à data da sua realização.

§ 3º As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares.

Art. 24 Fica facultada, se necessária, a participação não presencial dos conselheiros na reunião, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. O conselheiro, nesta hipótese, será considerado presente na reunião, e seu voto será considerado válido para todos os efeitos legais, sendo incorporado à ata da referida reunião.

Art. 25 Quando houver motivo de urgência, formalmente justificado para os membros do Conselho de Administração, o presidente do Conselho de Administração poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.

Art. 26 O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.

Art. 27 As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio de acordo com o estabelecido em seu Regimento Interno.

Parágrafo único. Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato da ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado e não sendo dada publicidade.

Atribuições

Art. 28 Além das atribuições previstas em lei, compete ainda ao Conselho de Administração:

I fixar a orientação geral dos negócios da Companhia, incluindo aprovação e acompanhamento do plano de negócio, planejamento estratégico e de investimentos, definindo objetivos e prioridades no atendimento de políticas públicas compatíveis com a área de atuação da Companhia e o seu objeto social, buscando o desenvolvimento com sustentabilidade;

II eleger, destituir, tomar conhecimento de renúncia e substituir os diretores da Companhia, fixando-lhes as atribuições, fiscalizando sua gestão, bem como:

a) examinar a qualquer tempo os livros e papéis da Companhia, contratos ou quaisquer outros atos;

b) aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria; e

c) avaliar anualmente a execução da estratégia de longo prazo, devendo publicar suas conclusões e informá-las à Assembleia

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Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica, cuja divulgação possa ser comprovadamente prejudicial aos interesses da Companhia;

III manifestar-se sobre o relatório da administração e as contas da Diretoria;

IV convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;

V aprovar e acompanhar planos e programas anuais e plurianuais com o orçamento empresarial de dispêndios e investimento da Companhia e suas Subsidiárias Integrais, com indicação das fontes e aplicações de recursos;

VI autorizar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário, inclusive de outros serviços de seus auditores independentes, recomendada pelo Comitê de Auditoria Estatutário, quando a remuneração global representar mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;

VII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano trabalho, com o apoio do Comitê de Auditoria Estatutário;

VIII nomear e destituir o titular da Auditoria Interna, após recomendação do Comitê de Auditoria Estatutário;

IX monitorar, periodicamente, a eficácia dos sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude, nos termos da Lei Federal nº 13.303/2016;

X aprovar o Código de Conduta e o Programa de Integridade da Copel, monitorando as decisões que envolvem as práticas de governança corporativa, o relacionamento com partes interessadas e o Código de Ética da Alta Administração Estadual;

XI analisar, a partir de reporte direto do Diretor de Governança, Risco e Compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada;

XII estabelecer diretrizes quanto à gestão de pessoas;

XIII realizar avaliação anual, individual e coletiva, do seu desempenho e dos demais membros dos órgãos estatutários, observando os dispositivos da Lei Federal nº 13.303/2016, contando com apoio metodológico e procedimental do Comitê de Indicação e Avaliação;

XIV aprovar as transações entre partes relacionadas, dentro dos critérios e limites de alçada definidos pela Companhia, observada a política específica, com o suporte do Comitê de Auditoria Estatutário;

XV constituir, instalar e dissolver comitês não remunerados de assessoramento ao Conselho de Administração, nomear e destituir seus membros, bem como nomear e destituir os membros dos comitês estatutários de assessoramento ao Conselho de Administração, exceto se disposto em contrário neste Estatuto;

XVI aprovar os regimentos internos do Conselho de Administração, da Diretoria e dos Comitês de Assessoramento, estatutários e não estatutários, bem como eventuais alterações;

XVII aprovar e monitorar as políticas gerais da Companhia e suas respectivas alterações, especialmente no que se refere a:

- **a)** gerenciamento de riscos;
- **b)** integridade;
- **c)** transações com partes relacionadas;
- **d)** governança corporativa;

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e) sustentabilidade;
f) mudança do clima;
g) participações societárias;
h) gestão de pessoas;
i) saúde e segurança do trabalho;
j) indicação dos membros dos órgãos estatutários e avaliação anual de desempenho;
k) comunicação e porta-vozes;
l) negociação de ações de emissão própria;
m) dividendos;
n) doações e patrocínios;
o) divulgação de informações e fatos relevantes; e
p) relações com investidores.

XVIII fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os *covenants* existentes nos contratos já firmados;

XIX mediante proposta da Diretoria, autorizar, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido, as provisões contábeis e, previamente, a celebração de quaisquer negócios jurídicos, incluindo aquisição, alienação ou oneração de ativos, cessão em comodato de bens do ativo permanente, constituição de ônus reais e prestação de garantias, assunção de obrigações em geral, renúncia, transação e ainda associação com outras pessoas jurídicas;

XX estabelecer os assuntos e valores para sua alçada decisória e da Diretoria, inclusive podendo delegar a aprovação dos negócios jurídicos de sua competência em limite de alçada que definir, respeitada a competência privativa prevista em lei;

XXI deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de dividendos;

XXII deliberar sobre a distribuição de dividendos intermediários, de dividendos intercalares e de juros sobre capital próprio com base nas reservas de lucros e do lucro líquido do exercício em curso registrados em demonstrações contábeis intermediárias, semestrais ou trimestrais, desde que observado o disposto na legislação, neste estatuto e na política de dividendos da Companhia;

XXIII deliberar sobre o aumento do capital social dentro do limite autorizado por este estatuto, fixando as respectivas condições de subscrição e integralização;

XXIV autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;

XXV autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures não conversíveis em ações, notas promissórias, *commercial papers*, *bonds* e outros, inclusive para oferta pública de distribuição, na forma da lei, observado o disposto no inciso XXXIII deste artigo;

XXVI aprovar aportes em investimentos societários que impliquem aumento do patrimônio líquido das participações, podendo, inclusive, delegar esta aprovação de sua competência em limite de alçada que definir;

XXVII deliberar sobre os projetos de investimento e participação em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, consórcios ou empreendimentos;

XXVIII deliberar sobre assuntos que, em virtude de disposição legal ou por determinação da Assembleia Geral, sejam de sua competência, incluindo aprovar Relatório Integrado ou de Sustentabilidade e indicadores

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ambientais, sociais e de governança; Regulamento Interno de Licitações e Contratos da Companhia; além de aprovar e subscrever a Carta Anual de Políticas Públicas e de Governança Corporativa, na forma da lei;

XXIX assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente;

XXX aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia e a celebração de contratos de indenidade, observando a política de indenidade e as condições gerais dos contratos de indenidade aprovados pela Assembleia Geral de acionistas;

XXXI solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;

XXXII exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria e deliberar sobre os casos omissos deste Estatuto;

XXXIII manifestar-se favorável ou contrariamente a respeito de qualquer oferta pública de aquisição de ações que tenha por objeto as ações de emissão da Companhia, por meio de parecer prévio fundamentado, divulgado em até 15 (quinze) dias da publicação do edital da oferta pública de aquisição de ações, que deverá abordar, no mínimo: (i) a conveniência e oportunidade da oferta pública de aquisição de ações quanto ao interesse do conjunto dos acionistas e em relação à liquidez dos valores mobiliários de sua titularidade; (ii) as repercussões da oferta pública de aquisição de ações sobre os interesses da Companhia; (iii) os planos estratégicos divulgados pelo ofertante em relação à Companhia; (iv) outros pontos que o Conselho de Administração considerar pertinentes, bem como as informações exigidas pelas regras aplicáveis estabelecidas pela Comissão de Valores Mobiliários;

XXXIV definir lista tríplice de empresas especializadas em avaliação econômica de empresas para a elaboração de laudo de avaliação das ações da Companhia, nos casos de oferta pública de aquisição das ações para cancelamento de registro de companhia aberta ou para saída do Nível 2 de Governança Corporativa da B3;

XXXV fixar prazos, procedimentos e regras aplicáveis à conversão de ações de emissão da Companhia, em conformidade com este Estatuto e a legislação aplicável;

XXXVI fixar prazos, procedimentos e regras aplicáveis à emissão de *Units*, em conformidade com este Estatuto e a legislação aplicável;

XXXVII conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração; e

XXXVIII aprovar a alteração do endereço completo da Companhia, dentro do município sede, conforme definido no artigo 3º.

Art. 29 Compete ao presidente do Conselho de Administração, além das atribuições previstas no Regimento Interno, conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho, individual e coletiva, de periodicidade anual, dos administradores e dos membros dos Comitês Estatutários, nos termos do presente Estatuto.

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GOVERNO DO ESTADO

SEÇÃO II - DIRETORIA

Art. 30 A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com as orientações gerais estabelecidas pelo Conselho de Administração.

Composição, mandato e investidura

Art. 31 A Diretoria será composta por 06 (seis) diretores membros, todos residentes no País, eleitos pelo Conselho de Administração, com mandato de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e Regulatório; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto de Comunicação, cujas atribuições serão definidas pelo Conselho de Administração, conforme proposta do Diretor Presidente, no momento de sua eleição.

Parágrafo único. As indicações para Diretoria devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e nº 13.303/2016 e pela política e norma interna de indicação de membros de órgãos estatutários.

Art. 32 É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento.

Atribuições

Art. 33 A Diretoria tem poderes para praticar os atos necessários ao funcionamento regular da Companhia e à consecução do objeto social, observadas as disposições legais, estatutárias e constantes do seu Regimento Interno.

Parágrafo único. Sem prejuízo do disposto no artigo 46, compete à Diretoria administrar e gerir os negócios da Companhia de forma sustentável, cabendo-lhe apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior:

- **I** plano de negócios para o exercício anual seguinte;
- **II** as bases, diretrizes e estratégias de longo prazo para a elaboração do planejamento estratégico, os planos e programas anuais e plurianuais, contemplando a análise de riscos e oportunidades para um horizonte mínimo de 05 (cinco) anos; e
- **III** os orçamentos de custeio e de investimentos da Companhia para o exercício anual seguinte, visando ao alcance das estratégias empresariais.

Art. 34 Compete ao Diretor Presidente:

- **I** dirigir e coordenar a Companhia;
- **II** representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o artigo 38 e seguintes do presente Estatuto;
- **III** dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;
- **IV** zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;

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Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;
VI dirigir e coordenar os trabalhos da Diretoria;
VII convocar e presidir as reuniões da Diretoria;
VIII conceder licença aos demais membros da Diretoria e indicar o substituto nos casos de ausência ou impedimento temporário;
IX resolver questões de conflito de interesse ou conflito de competência entre as Diretorias;
X propor ao Conselho de Administração a indicação dos Diretores Executivos, observado os requisitos e vedações estabelecidos em política e normas internas;
XI deliberar sobre a adesão e permanência em compromissos voluntários assumidos pela Copel Holding e pelas Subsidiárias Integrais; e
XII exercer outras atribuições que lhe forem conferidas pelo Conselho de Administração, observada a legislação vigente e nos termos deste estatuto.

Art. 35 São atribuições dos demais diretores:

I gerir as atividades objeto da sua área de atuação, estabelecidas no Regimento Interno da Diretoria;
II participar das reuniões de Diretoria, contribuindo para a definição e aplicação das políticas a serem seguidas pela Companhia e relatar sobre os assuntos relevantes da sua respectiva área de atuação; e
III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração no que se refere à gestão de sua área específica de atuação.

§ 1º As demais atribuições individuais dos diretores serão detalhadas no Regimento Interno da Diretoria.

§ 2º Além das atribuições estabelecidas neste Estatuto, compete aos diretores assistir e auxiliar o Diretor Presidente na administração dos negócios da Companhia, bem como assegurar a cooperação e o apoio aos demais diretores no âmbito de suas respectivas competências, visando à consecução dos objetivos e interesses da Companhia.

§ 3º Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das Subsidiárias Integrais e controladas.

Art. 36 A Diretoria de Governança, Risco e Compliance é responsável pela verificação do cumprimento de obrigações e gestão de riscos, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, dentre outras definidas no Regimento Interno da Diretoria.

§ 1º O Diretor de Governança, Risco e Compliance poderá reportar-se diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.

§ 2º Para o exercício de suas atribuições, a Diretoria terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.

Art. 37 O Diretor de Finanças e de Relações com Investidores é responsável por prestar informações ao público investidor, à Comissão de Valores Mobiliários do Brasil, à *Securities and Exchange Commission* dos Estados Unidos da América e às Bolsas de Valores em que a Companhia estiver listada e por manter atualizado o registro de companhia aberta, cumprindo toda a legislação e regulamentação aplicável.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Representação da Companhia

Art. 38 A Companhia obriga-se perante terceiros:

I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;

II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;

III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;

IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.

Parágrafo único. O Diretor de Finanças e de Relações com Investidores pode, individualmente, representar a Companhia perante a Comissão de Valores Mobiliários, a *Securities and Exchange Commission* dos Estados Unidos da América, a B3, a instituição financeira prestadora dos serviços de escrituração de ações da Companhia e entidades administradoras de mercados organizados nos quais os valores mobiliários da Companhia estejam admitidos à negociação.

Art. 39 Os diretores poderão constituir mandatários da Companhia, devendo ser especificados no instrumento os atos ou operações que poderão praticar e a duração do mandato, sendo que, apenas as procurações para o foro em geral terão prazo indeterminado.

§ 1º As procurações outorgadas pela Companhia devem ser assinadas por 02 (dois) diretores conjuntamente, especificando os poderes outorgados e com prazo de vigência de, no máximo, 01 (um) ano.

§ 2º Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos diretores que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.

Art. 40 Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.

Vacância e substituição

Art. 41 Nas vacâncias, ausências ou impedimentos temporários de qualquer diretor, o Diretor Presidente designará outro membro da Diretoria para acumular as funções.

§ 1º Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.

§ 2º Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

§ 3º Os diretores poderão solicitar ao Conselho de Administração afastamento por licença não remunerada, desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.

Art. 42 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído.

Parágrafo único. Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.

SEÇÃO III - DIRETORIA REUNIDA (REDIR)

Funcionamento

Art. 43 A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.

§ 1º As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria simples dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.

§ 2º A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.

§ 3º As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.

§ 4º O Diretor Adjunto de Comunicação, caso eleito, poderá participar das reuniões da Diretoria, mas não terá direito a voto.

Art. 44 Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente na reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.

Art. 45 As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.

Atribuições

Art. 46 Além das atribuições definidas em lei e no Regimento Interno da Diretoria, compete à Diretoria Reunida:

I deliberar sobre os negócios da Companhia de forma sustentável, considerando o seu objeto social, os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades;

II cumprir e fazer cumprir a legislação aplicável, o Estatuto Social, as políticas e normas internas da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

III instruir e submeter à aprovação do Conselho de Administração, manifestando-se previamente sobre:

a) os planos e programas anuais e plurianuais, alinhando os dispêndios de investimentos, aos respectivos projetos, contemplando a análise de riscos e oportunidades para um horizonte mínimo de 05 (cinco) anos;

b) o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;

c) os projetos de investimento, participações em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;

d) o resultado de desempenho das atividades da Companhia;

e) os relatórios trimestrais da Companhia, acompanhados das demonstrações financeiras;

f) o Relatório da Administração acompanhado das demonstrações financeiras e respectivas notas explicativas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício;

g) o Relato Integrado ou o Relatório de Sustentabilidade da Companhia, a Carta Anual de Políticas Públicas e de Governança Corporativa e demais relatórios corporativos a serem subscritos pelo Conselho de Administração;

h) o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.

i) as revisões do Código de Conduta e o Programa de Integridade da Companhia, em conformidade com a legislação aplicável;

j) as transações entre partes relacionadas, dentro dos critérios e limites definidos pela Companhia;

k) o regulamento interno de licitação e contratos;

IV aprovar:

a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua implantação e execução;

b) o plano de contas contábil;

c) o plano anual de seguros da Companhia;

d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral;

e) indicação dos representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas Subsidiárias Integrais tenham ou venham a ter participação direta ou indireta;

f) a participação corporativa em associações de classe e entidades não governamentais; e

g) proposta relacionada à política de pessoal.

V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração e os limites de alçada estabelecidos em normativa interna e no Regimento Interno da Diretoria:

a) atos de renúncia ou transação judicial ou extrajudicial, para pôr fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e

b) celebração de quaisquer negócios jurídicos quando o valor da operação não ultrapassar 2% (dois por cento) do patrimônio líquido, sem prejuízo da competência atribuída pelo Estatuto ao Conselho de Administração,

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Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

incluindo aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas.

Parágrafo único. Quando o valor acumulado da aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas atingir 5% (cinco por cento) do Patrimônio Líquido da Companhia, no decorrer do exercício fiscal, encaminhar relatório para deliberação pelo Conselho de Administração.

VI estabelecer as premissas e aprovar a constituição das estruturas organizacionais da Companhia e de suas Subsidiárias Integrais;

VII negociar e firmar instrumentos de gestão entre a Companhia, suas Subsidiárias Integrais e Sociedades de Propósito Específico Integrais;

VIII estabelecer e monitorar práticas de governança, controles internos, diretrizes e políticas para suas Subsidiárias Integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;

IX autorizar abertura, instalação, transferência e extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos;

X indicar, caso decida, a Subsidiária Integral responsável pela execução das atividades relativas à gestão das sociedades nas quais a Companhia e suas Subsidiárias Integrais detêm participação acionária, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes; e

XI orientar o voto a ser proferido pela Companhia nas Assembleias Gerais das Subsidiárias Integrais e demais sociedades e associações em que a Companhia possua participação direta.

Parágrafo único. A Diretoria poderá designar mandatários ou conferir poderes aos demais níveis gerenciais da Companhia e da estrutura compartilhada da qual participa, por meio de norma interna ou por instrumento hábil, inclusive em conjunto com as Subsidiárias Integrais, dentro dos limites e competência individuais atribuídos aos diretores, tais como a assinatura de contratos, convênios, termos de cooperação, além de outros instrumentos que gerem obrigação para a Companhia ou suas Subsidiárias Integrais, exceto os atos indelegáveis por lei desde que previamente aprovados dentro dos limites ora estabelecidos.

Art. 47 O Regimento Interno da Diretoria detalhará as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.

CAPÍTULO V - COMITÊS ESTATUTÁRIOS

Art. 48 A Companhia contará com o Comitê de Auditoria Estatutário, o Comitê de Indicação e Avaliação, o Comitê de Investimentos e Inovação, Comitê de Desenvolvimento Sustentável e o Comitê de Minoritários.

Parágrafo único. Qualquer comitê remunerado deverá ser estatutário, sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)

Art. 49 O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 50 O Comitê de Auditoria Estatutário será único para a Companhia e suas Subsidiárias Integrais, exercendo suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

Art. 51 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu presidente, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas.

§ 2º O Comitê de Auditoria Estatutário será composto por 03 (três) a 05 (cinco) membros escolhidos pelo Conselho de Administração, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:

I ter a maioria de membros independentes nos termos da Lei Federal nº 13.303/2016;
II no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, que o caracterize como "especialista financeiro" nos termos da legislação vigente;
III no mínimo 01(um) dos membros do Comitê deverá ser integrante do Conselho de Administração;
IV no mínimo 01(um) dos membros do Comitê não será membro do Conselho de Administração e deverá ser escolhido dentre pessoas de mercado de notória experiência e capacidade técnica; e
V o Presidente do Comitê deverá ser membro do Conselho de Administração.

§ 3º Os membros do Comitê de Auditoria Estatutário deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.

§ 4º O Comitê de Auditoria Estatutário se reunirá: (i) ordinariamente, uma vez por mês; (ii) trimestralmente com o Conselho Fiscal, Conselho de Administração, Auditoria Interna e auditoria independente; e (iii) extraordinariamente, sempre que necessário, decidindo por maioria de votos, com registro em ata a ser divulgada, no *website* da Companhia e em conformidade com a legislação aplicável, salvo quando o Conselho de Administração entender que sua publicação poderá colocar em risco interesse legítimo da Companhia, quando divulgará apenas seu extrato.

§ 5º A Auditoria Interna será vinculada funcionalmente ao Conselho de Administração por intermédio do Comitê de Auditoria Estatutário.

Art. 52 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

SEÇÃO II - COMITÊ DE INDICAÇÃO E AVALIAÇÃO (CIA)

Art. 53 O Comitê de Indicação e Avaliação é órgão estatutário de caráter permanente, auxiliar dos acionistas, com as prerrogativas conforme previsto na Lei Federal nº 13.303/2016 e no seu Regimento Interno, que verificará a conformidade do processo de indicação e de avaliação dos administradores, conselheiros fiscais e membros de Comitês Estatutários, nos termos da legislação vigente.

§ 1º O Comitê de Indicação e Avaliação será composto por 03 (três) a 05 (cinco) membros, eleitos e destituídos pela Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas, com a seguinte composição:

a) no mínimo 02 (dois) e no máximo 03 (três) membros escolhidos pelo acionista controlador;

b) no mínimo 01 (um) e no máximo 02 (dois) membros indicados pelos acionistas não controladores; e

c) será assegurado ao acionista controlador o direito de eleger a maioria dos membros do Comitê.

§ 2º O Comitê de Indicação e Avaliação da Copel será único para a Copel Holding e suas Subsidiárias Integrais, podendo ser estendido às empresas controladas, coligadas e demais empresas que a Copel tenha participação.

§ 3º Os membros do Comitê de Indicação e Avaliação deverão opinar, de modo a auxiliar os acionistas sobre a conformidade na indicação de administradores, conselheiros fiscais e membros de Comitês Estatutários, observando o cumprimento dos requisitos e ausências de vedações para as respectivas eleições.

§ 4º O Comitê de Indicação e Avaliação verificará a conformidade do processo de avaliação dos administradores, conselheiros fiscais e membros dos Comitês Estatutários, de acordo com os parâmetros da Lei Federal nº 13.303/2016.

Art. 54 As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 1º O Comitê de Indicação e Avaliação se reunirá sempre que necessário e decidirá por maioria de votos, e de acordo com o previsto em seu Regimento Interno, registrará em ata, inclusive as dissidências e protestos, a qual divulgará no *website* da Companhia em conformidade com a legislação aplicável, sem prejuízo da divulgação de outras deliberações que o Comitê entender necessário.

§ 2º O Presidente do Comitê de Indicação e Avaliação será eleito por seus pares, em sua primeira reunião, ao qual caberá dar cumprimento às deliberações do órgão.

SEÇÃO III - COMITÊ DE INVESTIMENTOS E INOVAÇÃO (CII)

Art. 55 O Comitê de Investimentos e Inovação é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 56 O Comitê de Investimentos e Inovação será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Art. 57 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º O presidente do Comitê de Investimentos e Inovação, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê.

§ 2º O Comitê de Investimentos e Inovação será composto por 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo:

I. 01 (um) deles o secretário executivo do Conselho de Administração; e
II. 01 (um) membro do Conselho de Administração, representante dos acionistas minoritários;

§ 3º Os membros do Comitê de Investimentos e Inovação deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.

§ 4º O Comitê de Investimentos e Inovação se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.

Art. 58 É conferido ao Comitê de Investimentos e Inovação autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com contratação e utilização de especialistas externos independentes.

SEÇÃO IV - COMITÊ DE DESENVOVIMENTO SUSTENTÁVEL (CDS)

Art. 59 O Comitê de Desenvolvimento Sustentável é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 60 O Comitê de Desenvolvimento Sustentável será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

Art. 61 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º O presidente do Comitê de Desenvolvimento Sustentável, ao qual caberá dar cumprimento às deliberações do órgão, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê.

§ 2º O Comitê de Desenvolvimento Sustentável será composto de 03 (três) a 05 (cinco) membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:

I no mínimo 02 (dois) membros do Conselho de Administração, sendo 01 (um) deles o secretário executivo do órgão;

II 01 (um) membro do Comitê de Indicação e Avaliação; e

III até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

§ 3º Os membros do Comitê de Desenvolvimento Sustentável deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.

§ 4º O Comitê de Desenvolvimento Sustentável se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.

Art. 62 É conferido ao Comitê de Desenvolvimento Sustentável autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

SEÇÃO V - COMITÊ DE MINORITÁRIOS (CDM)

Art. 63 O Comitê de Minoritários é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 64 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º O presidente do Comitê de Minoritários, ao qual caberá dar cumprimento às deliberações do órgão, será eleito pelo Conselho de Administração.

§ 2º O Comitê de Minoritários será composto de 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo:

I. 02 (dois) deles representantes dos acionistas não controladores; e

II. 01 (um) deles membro independente do Conselho de Administração;

§ 3º Os membros do Comitê de Minoritários deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.

§ 4º O Comitê de Minoritários se reunirá sempre que necessário, conforme os assuntos de sua competência forem tratados pelo Conselho de Administração, decidindo por maioria de votos, com registro em ata, conforme previsto em seu Regimento Interno, inclusive das dissidências e dos protestos.

Art. 65 É conferido ao Comitê de Minoritários autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

CAPÍTULO VI - CONSELHO FISCAL (CF)

Art. 66 A Companhia contará com um Conselho Fiscal de funcionamento permanente de fiscalização, de atuação colegiada e individual, com as competências e atribuições previstas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.

Art. 67 O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Composição e funcionamento

Art. 68 O Conselho Fiscal será composto por 05 (cinco) membros titulares e igual número de suplentes, eleitos em Assembleia Geral com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas.

§ 1º O Conselho Fiscal das Subsidiárias Integrais da Copel será composto pelos 03 (três) membros e respectivos suplentes indicados pelo acionista controlador para o Conselho Fiscal da Copel Holding.

§ 2º O presidente do Conselho Fiscal será eleito por seus pares, na primeira reunião após a eleição de seus membros, cabendo ao presidente dar cumprimento às deliberações do órgão.

§ 3º As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 4º Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função e que tenham exercido, por prazo mínimo de 03 (três) anos, cargo de direção ou assessoramento na Administração Pública ou cargo de conselheiro fiscal ou administrador em empresa.

§ 5º Não podem ser eleitos para o Conselho Fiscal, além das pessoas enumeradas nos parágrafos do artigo 147 da Lei Federal nº 6.404/1976, membros de Órgãos de Administração e empregados da Companhia ou de sociedade controlada ou do mesmo grupo, e o cônjuge ou parente, até terceiro grau, de administrador da Companhia.

§ 6º É vedada a indicação para o Conselho Fiscal:

I de representante do órgão regulador ao qual a Copel está sujeita, de ministro de estado, de secretário de estado, de secretário municipal, de titular de cargo sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;

II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;

III de pessoa que exerça cargo em organização sindical;

IV de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;

V de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.

§ 7º A vedação prevista no inciso I do § 5º estende-se aos parentes consanguíneos ou afins até o terceiro grau das pessoas nele mencionadas.

Art. 69 As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 1º A função de membro do Conselho Fiscal é indelegável.

§ 2º Os membros do Conselho Fiscal têm os mesmos deveres dos administradores de que tratam os artigos 153 a 156 da Lei Federal nº 6.404/1976 e respondem

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Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

pelos danos resultantes de omissão no cumprimento de seus deveres e de atos praticados com culpa ou dolo, ou com violação da lei ou do estatuto

Vacância e substituições

Art. 70 Na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato.

Representação e pareceres

Art. 71 O presidente do Conselho Fiscal, ou ao menos um dos membros deverá comparecer às reuniões da Assembleia Geral e responder aos pedidos de informações formulados pelos acionistas.

Parágrafo único. Os pareceres e representações do conselho fiscal, ou de qualquer um de seus membros, poderão ser apresentados e lidos na Assembleia Geral, independentemente de publicação e ainda que a matéria não conste da ordem do dia.

CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS

Posse, impedimentos e vedações

Art. 72 Para investidura no cargo, os membros dos órgãos estatutários deverão observar as condições mínimas impostas pelas Leis Federais nº 6.404/1976 e nº 13.303/2016, bem como deverão cumprir os procedimentos estabelecidos na Política de Indicação.

Art. 73 Os membros dos órgãos estatutários serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas.

§ 1º O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio indicado somente mediante comunicação escrita à Companhia.

§ 2º A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato.

Art. 74 A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do Termo de Anuência dos Administradores, e a posse dos membros do Conselho Fiscal estará condicionada à prévia subscrição do Termo de Anuência dos Membros do Conselho Fiscal, nos termos do Regulamento do Nível 2 da B3, bem como ao atendimento dos requisitos legais aplicáveis.

Art. 75 O prazo de mandato dos membros do Conselho de Administração, do Conselho Fiscal, dos Comitês Estatutários de Assessoramento e da Diretoria será de 02 (dois) anos, sendo permitidas, no máximo:

I 02 (duas) reconduções consecutivas, para os membros do Conselho Fiscal e do Comitê de Indicação e Avaliação;

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Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

II 03 (três) reconduções consecutivas, para os membros do Conselho de Administração, do Comitê de Auditoria Estatutário, do Comitê de Investimentos e Inovação, do Comitê de Desenvolvimento Sustentável, do Comitê de Minoritários e da Diretoria.

Parágrafo único. Atingido o limite de reconduções a que se referem os incisos I e II do *caput* deste artigo, o retorno de membro ao órgão estatutário na mesma Companhia, só poderá ser efetuado após decorrido prazo equivalente a um mandato, exceto ao Comitê de Auditoria Estatutário, ao qual só poderá ser efetuado após decorrido prazo de 03 (três) anos.

Art. 76 Os administradores da Companhia, os membros do Conselho Fiscal e dos Comitês Estatutários deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura do termo respectivo.

Art. 77 O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse.

Art. 78 Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição a qualquer tempo, nos termos da legislação aplicável e deste Estatuto.

Art. 79 Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.

Art. 80 Além dos casos previstos em lei, dar-se-á vacância do cargo quando:

I o membro do Conselho de Administração ou Fiscal ou dos Comitês Estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa; e

II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração.

Art. 81 Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos Comitês Estatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas Subsidiárias Integrais, com o apoio do Comitê de Indicação e Avaliação, podendo contar com instituição independente, conforme procedimento previamente definido e em conformidade com a Política de Avaliação, observado os quesitos mínimos previstos pela Lei Federal nº 13.303/2016.

Art. 82 Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro próprio de atas, podendo estas serem lavradas de forma sumária.

§ 1º Em caso de decisão que não seja unânime, justificativa para o voto divergente poderá ser registrada, observando que se exime de responsabilidade o membro dissidente que faça consignar sua divergência em ata de reunião ou, não sendo possível, dê ciência imediata e por escrito de sua posição.

§ 2º Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver presidindo a reunião terá o voto de desempate, além do voto pessoal.

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Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Art. 83 Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.

Art. 84 As reuniões dos órgãos estatutários podem ser presenciais, por audioconferência ou videoconferência, nos termos deste Estatuto e do respectivo Regimento Interno.

Remuneração

Art. 85 A remuneração dos membros dos Órgãos Estatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto.

Parágrafo único. A remuneração dos membros do Conselho Fiscal, fixada pela Assembleia Geral que os eleger, observará o mínimo estabelecido legalmente, além do reembolso obrigatório das despesas de locomoção e estada necessárias ao desempenho da função.

Art. 86 É vedada a participação remunerada de membros da administração pública, direta ou indireta, em mais de 02 (dois) conselhos, incluindo os Conselhos de Administração e Fiscal, considerando a Companhia ou suas subsidiárias.

Parágrafo único. O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.

CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS

Art. 87 O exercício social coincide com o ano civil e ao término de cada exercício social serão elaboradas as demonstrações financeiras observando as regras contidas na Lei Federal nº 6.404/1976, e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão.

§ 1º A Companhia deverá elaborar demonstrações financeiras trimestrais e divulgá-las em sítio eletrônico.

§ 2º Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:

I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;

II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social;

III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e

IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.

Art. 88 Os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio, que não poderão ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ajustado de acordo com a Lei Federal nº 6.404/1976.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

§ 1º Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração, poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou pagamento de juros sobre o capital próprio, desde que em conformidade com a política de dividendos e sem prejuízo da posterior ratificação da Assembleia Geral.

§ 2º Os dividendos intermediários, intercalares e os juros sobre capital próprio distribuídos nos termos do §1º, serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável.

§ 3º O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.

§ 4º Os lucros que deixarem de ser distribuídos nos termos do §3º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo permita a situação financeira da Companhia.

§ 5º Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.

§ 6º Quando da distribuição de juros sobre capital próprio, o percentual previsto no *caput* será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável.

Art. 89 Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.

CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO

Art. 90 A Companhia dissolver-se-á e entrará em liquidação nos casos previstos em lei, cabendo à Assembleia Geral estabelecer o modo de liquidação e eleger o liquidante, ou liquidantes, e o Conselho Fiscal, caso seu funcionamento seja solicitado por acionistas que perfaçam o quórum estabelecido em lei ou na regulamentação expedida pela Comissão de Valores Mobiliários, obedecidas as formalidades legais, fixando-lhes os poderes e a remuneração.

CAPÍTULO X - MECANISMOS DE DEFESA

Art. 91 Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei.

Art. 92 A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes dos Órgãos Estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções.

§ 1º A mesma proteção definida no *caput* será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo

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Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

de processo judicial e/ou administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos administradores.

§ 2º A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia.

§ 3º Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar, por sua conta, advogado de sua confiança, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade.

§ 4º O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do §3º.

Art. 93 A Companhia poderá celebrar contratos de indenidade, observadas a legislação aplicável e as diretrizes definidas pela Assembleia Geral em política específica.

§ 1º Os contratos previstos no caput deste Artigo não indenizarão atos praticados:

I fora do exercício das atribuições ou poderes de seus signatários;
II com má-fé, dolo, culpa grave ou mediante fraude;
III em interesse próprio ou de terceiros, em detrimento do interesse social da companhia;
IV demais casos previstos na política e no respectivo contrato de indenidade.

§ 2º A cobertura do contrato de indenidade se aplica caso não exista cobertura de seguro de responsabilidade civil, previsto no artigo 96 do presente Estatuto.

Art. 94 A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica. Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.

Art. 95 Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no artigo 91 do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia de todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.

Art. 96 A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no artigo 91 do presente Estatuto, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.

CAPÍTULO XI - ALIENAÇÃO DE CONTROLE

Art. 97 A perda da qualificação de acionista controlador pelo Estado do Paraná só poderá ocorrer em conformidade com os procedimentos constitucionais e legais aplicáveis, incluindo, sem limitação, caso aplicável, a necessidade de prévia autorização legislativa. Desde que preenchidos os pressupostos constitucionais e legais, a

Estatuto Social Copel - pág. 29/40

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

alienação de controle da Companhia, além de normas especificamente aplicáveis, deverá observar o disposto neste Capítulo.

Art. 98 A alienação de controle da Companhia, tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição, suspensiva ou resolutiva, de que o adquirente se obrigue a efetivar oferta pública de aquisição das ações dos demais acionistas da Companhia, observando as condições e os prazos previstos na legislação vigente e no Regulamento do Nível 2 de Governança Corporativa da B3, de forma a assegurar-lhes tratamento igualitário àquele dado ao acionista controlador alienante.

Parágrafo único. A oferta pública de que trata este artigo será exigida ainda: (i) quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia; ou (ii) em caso de alienação do controle de sociedade que detenha o poder de controle da Companhia, sendo que, nesse caso, o acionista controlador alienante ficará obrigado a declarar à B3 o valor atribuído à Companhia nessa alienação, anexando documentação que comprove esse valor.

Art. 99 Aquele que adquirir o poder de controle, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, estará obrigado a: (i) efetivar a oferta pública referida no artigo 98 acima; e (ii) pagar, nos termos a seguir indicados, quantia equivalente à diferença entre o preço da oferta pública e o valor pago por ação eventualmente adquirida em bolsa nos 6 (seis) meses anteriores à data da aquisição do poder de controle, devidamente atualizado até a data do pagamento. Referida quantia deverá ser distribuída entre todas as pessoas que venderam ações da Companhia nos pregões em que o adquirente realizou as aquisições, proporcionalmente ao saldo líquido vendedor diário de cada uma, cabendo à B3 operacionalizar a distribuição, nos termos de seus regulamentos.

Art. 100 A Companhia não registrará qualquer transferência de ações para o adquirente ou para aquele(s) que vier(em) a deter o poder de controle, enquanto este(s) não subscrever(em) o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.

Art. 101 Nenhum acordo de acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia enquanto os seus signatários não tenham subscrito o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.

Art. 102 Na oferta pública de aquisição de ações, a ser feita pelo acionista controlador ou pela Companhia, para o cancelamento do registro de companhia aberta, o preço mínimo a ser ofertado deverá corresponder ao valor econômico apurado no laudo de avaliação elaborado nos termos dos parágrafos 1º e 2º deste artigo, respeitadas as normas legais e regulamentares aplicáveis.

§ 1º O laudo de avaliação referido no caput deste artigo deverá ser elaborado por instituição ou empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, de seus administradores e/ou do(s) acionista(s) controlador(es), além de satisfazer os requisitos do §1° do artigo 8° da Lei Federal nº 6.404/1976, e conter a responsabilidade prevista no § 6º do mesmo artigo.

§ 2º A escolha da instituição ou empresa especializada responsável pela determinação do valor econômico da Companhia é de competência privativa da Assembleia Geral, a partir da apresentação, pelo conselho de administração, de lista tríplice, devendo a respectiva deliberação, não se computando os votos em branco, e cabendo a cada ação, independentemente

Estatuto Social Copel - pág. 30/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

de espécie ou classe, o direito a um voto, ser tomada pela maioria dos votos dos acionistas representantes das ações em circulação presentes naquela assembleia, que, se instalada em primeira convocação, deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total de ações em circulação, ou que, se instalada em segunda convocação, poderá contar com a presença de qualquer número de acionistas representantes das ações em circulação.

CAPÍTULO XII - SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3

Art. 103 Caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, o acionista controlador deverá efetivar oferta pública de aquisição das ações pertencentes aos demais acionistas da Companhia, no mínimo, pelo respectivo valor econômico, a ser apurado em laudo de avaliação elaborado nos termos dos §§ 1º e 2º do Artigo 102, respeitadas as normas legais e regulamentares aplicáveis.

Parágrafo único. O acionista controlador estará dispensado de proceder à oferta pública de aquisição de ações referida no *caput* deste artigo se a Companhia sair do Nível 2 de Governança Corporativa em razão da celebração do contrato de participação da Companhia no segmento especial da B3 denominado Novo Mercado (Novo Mercado) ou se a Companhia, resultante de reorganização societária, obtiver autorização para negociação de valores mobiliários no Novo Mercado, no prazo de 120 (cento e vinte) dias, contados da data da Assembleia Geral que aprovou a referida operação.

Art. 104 Na hipótese de não haver acionista controlador, caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa ou no Novo Mercado no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, a saída estará condicionada à realização de oferta pública de aquisição de ações nas mesmas condições previstas no artigo anterior.

§ 1º A referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.

§ 2º Na ausência de definição dos responsáveis pela realização da oferta pública de aquisição de ações, no caso de operação de reorganização societária, na qual a companhia resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa, caberá aos acionistas que votaram favoravelmente à reorganização societária realizar a referida oferta.

Art. 105 A saída da Companhia do Nível 2 de Governança Corporativa da B3 em razão de descumprimento de obrigações constantes do Regulamento do Nível 2 está condicionada à efetivação de oferta pública de aquisição de ações, no mínimo, pelo

Estatuto Social Copel - pág. 31/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

valor econômico das ações, a ser apurado em laudo de avaliação de que trata o Artigo 102 do presente Estatuto, respeitadas as normas legais e regulamentares aplicáveis.

§ 1º O acionista controlador deverá efetivar a oferta pública de aquisição de ações prevista no *caput* desse artigo.

§ 2º Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* decorrer de deliberação da Assembleia geral, os acionistas que tenham votado a favor da deliberação que implicou o respectivo descumprimento deverão efetivar a oferta pública de aquisição de ações prevista no *caput*.

§ 3º Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* ocorrer em razão de ato ou fato da administração, os administradores da Companhia deverão convocar Assembleia Geral de Acionistas cuja ordem do dia será a deliberação sobre como sanar o descumprimento das obrigações constantes do Regulamento do Nível 2 ou, se for o caso, deliberar pela saída da Companhia do Nível 2 de Governança Corporativa.

§ 4º Caso a Assembleia Geral mencionada no §3º delibere pela saída da Companhia do Nível 2 de Governança Corporativa da B3, a referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações prevista no *caput*, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.

CAPÍTULO XIII – EMISSÃO DE *UNITS*

Art. 106 A Companhia poderá patrocinar a emissão de certificados de depósito de ações, representativos de 1 (uma) ação ordinária e 4 (quatro) ações preferenciais classe B (*Units*).

§ 1º As *Units* poderão ser emitidas: (i) mediante solicitação dos acionistas que detenham ações em quantidade necessária à composição das *Units*, observados os prazos, regras e procedimentos fixados pelo Conselho de Administração; (ii) mediante deliberação do Conselho de Administração, em caso de aumento de capital dentro do limite de capital autorizado com a emissão de novas ações a serem representadas por *Units*; e (iii) nos casos previstos nos Artigos 109 e 110 do presente Estatuto.

§ 2º Somente poderão ser objeto de depósito para a emissão de *Units* ações livres de ônus e gravames.

§ 3º A Companhia poderá contratar instituição financeira para emissão das *Units*.

Art. 107 Os titulares das *Units* terão os mesmos direitos e vantagens das ações por elas representadas, inclusive quanto ao pagamento de dividendos, juros sobre o capital próprio e quaisquer outras bonificações, pagamentos ou proventos a que possam fazer jus.

Parágrafo único. Os titulares das *Units* têm o direito de participar das Assembleias Gerais e nelas exercer todas as prerrogativas conferidas às ações representadas pelas *Units*, mediante comprovação de sua titularidade e observadas as regras de representação de acionistas previstas neste Estatuto.

Art. 108 As *Units* são escriturais, observado que, a partir da emissão das *Units*, as ações depositadas ficarão registradas em conta de depósito aberta em nome do titular das ações perante a instituição financeira depositária.

Estatuto Social Copel - pág. 32/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

§ 1º Salvo na hipótese de cancelamento das *Units*, a propriedade das ações representadas pelas *Units* somente poderá ser transferida por meio da transferência das *Units*.

§ 2º O titular das *Units* terá o direito de solicitar à instituição financeira depositária, a qualquer tempo, o cancelamento das *Units* e a consequente entrega das respectivas ações depositadas, observados os prazos, regras e procedimentos a serem fixados pelo Conselho de Administração.

§ 3º As *Units* sujeitas a ônus, gravames ou embaraços não poderão ser objeto de pedido de cancelamento.

§ 4º O Conselho de Administração poderá, a qualquer tempo, suspender por prazo determinado, não superior a 30 (trinta) dias, a possibilidade de cancelamento de *Units* referida no § 2º, no caso de início de oferta pública de distribuição primária e/ou secundária de *Units*, no mercado local e/ou internacional.

Art. 109 Nas hipóteses de desdobramento, grupamento, bonificação ou emissão de novas ações mediante a capitalização de lucros ou reservas, as seguintes regras deverão ser observadas com relação às *Units*:

I no caso de aumento da quantidade de ações de emissão da Companhia, a instituição financeira depositária registrará o depósito das novas ações e creditará novas *Units* na conta dos respectivos titulares, de modo a refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no Artigo 106 do presente Estatuto, sendo que as ações que não forem passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*; e

II no caso da redução da quantidade de ações de emissão da Companhia, a instituição financeira depositária debitará as contas de depósito de *Units* dos titulares das ações grupadas, efetuando o cancelamento automático de *Units* em número suficiente para refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no Artigo 106 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.

Art. 110 Na hipótese de exercício do direito de preferência para a subscrição de ações de emissão da Companhia, se houver, a instituição financeira depositária criará novas *Units* no livro de registro de *Units* escriturais, creditando-lhes aos respectivos titulares, de modo a refletir a nova quantidade de ações depositadas na conta de depósito vinculada às *Units*, sempre observando a proporção prevista no artigo 106 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.

Parágrafo único. Nos casos em que houver o exercício do direito de preferência para a subscrição de outros valores mobiliários de emissão da Companhia, não ocorrerá o crédito automático de *Units*.

CAPÍTULO XIV - RESOLUÇÃO DE CONFLITOS

Art. 111 A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, perante a Câmara de Arbitragem do Mercado, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda de, em especial, quanto aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei Federal nº 6.404/1976 e alterações posteriores, neste Estatuto, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do

Estatuto Social Copel - pág. 33/40

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

mercado de capitais em geral, além daquelas constantes do Regulamento do Nível 2, do Regulamento de Arbitragem, do Regulamento de Sanções e do Contrato de Participação no Nível 2 de Governança Corporativa da B3.

CAPÍTULO XV - DISPOSIÇÕES GERAIS

Art. 112 Na hipótese de retirada de acionistas ou de fechamento de capital, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor econômico de tais ações, a ser apurado de acordo com o procedimento de avaliação aceito pela Lei Federal nº 6.404/1976, sempre que tal valor for inferior ao valor patrimonial.

Art. 113 A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em normas regulatórias e normativas expedidas por órgãos estaduais e federais.

Art. 114 As regras referentes aos prazos de mandato dos membros dos Órgãos Estatutários previstos neste Estatuto deverão ser aplicadas conforme previsto na Lei Federal nº 13.303/2016 e demais disposições legais aplicáveis.

Estatuto Social Copel - pág. 34/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

O texto originário do Estatuto da Copel (arquivado na Jucepar, sob o nº 17.340, em 16.06.1955, e publicado no DOE PR, de 25.06.1955) foi objeto de modificações cujas referências são citadas a seguir:

Ata da AG	JUCEPAR		Publicada no DOE PR
	Nº arq.	Data	
09.09.1969	*83.759*	*01.10.1969*	*08.10.1969*
21.08.1970	*88.256*	*04.09.1970*	*14.09.1970*
22.10.1970	*88.878*	*05.11.1970*	*16.11.1970*
28.04.1972	*95.513*	*24.05.1972*	*30.05.1972*
30.04.1973	*101.449*	*15.08.1973*	*28.08.1973*
06.05.1974	*104.755*	*21.05.1974*	*05.06.1974*
27.12.1974	*108.364*	*07.02.1975*	*21.02.1975*
30.04.1975	*110.111*	*03.06.1975*	*18.06.1975*
26.03.1976	*114.535*	*29.04.1976*	*10.05.1976*
15.02.1978	*123.530*	*28.02.1978*	*08.03.1978*
14.08.1979	*130.981*	*09.11.1979*	*20.11.1979*
26.02.1980	*132.253*	*25.03.1980*	*16.04.1980*
30.10.1981	*139.832*	*01.12.1981*	*18.12.1981*
02.05.1983	*146.251*	*31.05.1983*	*14.06.1983*
23.05.1984	*150.596*	*26.07.1984*	*28.08.1984*
17.12.1984	*160.881*	*17.01.1985*	*11.02.1985*
11.06.1985	*162.212*	*01.07.1985*	*18.07.1985*
12.01.1987	*166.674*	*13.02.1987*	*26.02.1987*
18.03.1987	*166.903*	*07.04.1987*	*08.05.1987*
19.06.1987	*167.914*	*02.07.1987*	*14.07.1987*
22.02.1994	*18444,7*	*28.02.1994*	*17.03.1994*
22.08.1994	*309,0*	*20.09.1994*	*06.10.1994*
15.02.1996	*960275860*	*27.02.1996*	*06.03.1996*
18.10.1996	*961839597*	*29.10.1996*	*06.11.1996*
10.07.1997	*971614148*	*18.07.1997*	*22.07.1997*
12.03.1998	*980428793*	*01.04.1998*	*07.04.1998*
30.04.1998	*981597050*	*06.05.1998*	*12.05.1998*
25.05.1998	*981780954*	*28.05.1998*	*02.06.1998*
26.01.1999	*990171175*	*05.02.1999*	*11.02.1999*
25.03.1999	*990646483*	*14.04.1999*	*23.04.1999*
27.03.2000	*000633666*	*30.03.2000*	*07.04.2000*
07.08.2001	*20011994770*	*14.08.2001*	*27.08.2001*
26.12.2002	*20030096413*	*29.01.2003*	*10.02.2003*
19.02.2004	*20040836223*	*08.03.2004*	*19.03.2004*
17.06.2005	*20052144879*	*23.06.2005*	*05.07.2005*
11.01.2006	*20060050632*	*20.01.2006*	*25.01.2006*

Cont....

Estatuto Social Copel - pág. 35/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

Continuação...

Ata da AG	JUCEPAR		Publicada no DOE PR
	Nº arq.	Data	
24.08.2006	*20063253062*	*30.08.2006*	*11.09.2006*
02.07.2007	*20072743441*	*04.07.2007*	*27.07.2007*
18.04.2008	*20081683790*	*25.04.2008*	*27.05.2008*
13.03.2009	*20091201500*	*13.03.2009*	*31.03.2009*
08.07.2010	*20106612077*	*20.07.2010*	*04.08.2010*
28.04.2011	*20111122929*	*10.05.2011*	*07.06.2011*
26.04.2012	*20123192609*	*09.05.2012*	*15.05.2012*
25.04.2013	*20132186560*	*07.05.2013*	*20.05.2013*
25.07.2013	*20134231198*	*30.07.2013*	*09.08.2013*
10.10.2013	*20135861330*	*15.10.2013*	*25.10.2013*
24.04.2014	*20142274046*	*29.04.2014*	*05.05.2014*
23.04.2015	*20152615962*	*04.05.2015*	*06.05.2015*
22.12.2016	*20167724827*	*04.01.2017*	*06.01.2017*
07.06.2017	*20173251129*	*12.06.2017*	*19.06.2017*
28.06.2018	*20183296796*	*11.07.2018*	*17.07.2018*
29.04.2019	*20192743090*	*07.05.2019*	*10.05.2019*
02.12.2019	*20197383041*	*17.12.2019*	*19.12.2019*
11.03.2021	*20211660922*	*25.03.2021*	*06.04.2021*
27.09.2021	*20216601347*	*30.09.2021*	*18.10.2021*

Ata da AG de	JUCEPAR		Extrato publicado no Valor Econômico de
	Nº arq.	Data	
28.04.2023	*20233084983*	*08.05.2023*	*12.05.2023*

Estatuto Social Copel - pág. 36/40

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Capital Inicial, em 28.03.1955: Cr$ 800.000.000,00

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data	
	Cr$			
01.10.1960	1.400.000.000,00	26.350	13.10.1960	14.10.1960
16.04.1962	4.200.000.000,00	31.036	03.05.1962	26.05.1962
11.11.1963	8.000.000.000,00	37.291	28.11.1963	02.12.1963
13.10.1964	16.000.000.000,00	50.478	23.10.1964	31.10.1964
24.09.1965	20.829.538.000,00	65.280	15.10.1965	18.10.1965
29.10.1965	40.000.000.000,00	65.528	12.11.1965	18.11.1965
20.09.1966	70.000.000.000,00	70.003	11.10.1966	18.10.1966[1]
	NCr$			
31.10.1967	125.000.000,00	74.817	01.12.1967	07.12.1967
17.06.1968	138.660.523,00	77.455	27.06.1968	13.07.1968
27.11.1968	180.000.000,00	79.509	10.12.1968	20.12.1968
06.06.1969	210.000.000,00	82.397	11.07.1969	05.08.1969
13.10.1969	300.000.000,00	84.131	30.10.1969	03.11.1969
03.12.1969	300.005.632,00	84.552	16.12.1969	30.12.1969
06.04.1970	332.111.886,00	86.263	14.05.1970	09.06.1970
	Cr$			
24.11.1970	425.000.000,00	89.182	11.12.1970	18.12.1970
18.12.1970	500.178.028,00	89.606	04.02.1971	17.02.1971
31.07.1972	866.000.000,00	97.374	21.09.1972	04.10.1972
30.04.1973[2]	867.934.700,00	101.449	15.08.1973	28.08.1973
31.08.1973	877.000.000,00	102.508	09.11.1973	21.11.1973
30.10.1973[3]	1.023.000.000,00	103.387	25.01.1974	11.02.1974
30.05.1974	1.023.000.010,00	105.402	21.06.1974	27.06.1974
27.12.1974	1.300.000.000,00	108.364	07.02.1975	21.02.1975
30.04.1975	1.302.795.500,00	110.111	13.06.1975	18.06.1975
22.12.1975	1.600.000.000,00	113.204	15.01.1976	13.02.1976
26.03.1976	1.609.502.248,00	114.535	29.04.1976	10.05.1976
17.12.1976	2.100.000.000,00	118.441	14.01.1977	04.02.1977
29.08.1977	3.000.000.000,00	122.059	14.10.1977	25.10.1977
16.11.1977	3.330.000.000,00	122.721	13.12.1977	12.01.1978
28.04.1978	3.371.203.080,00	125.237	06.07.1978	20.07.1978

Cont....

1 *Retificada no DOE PR de 05.06.1967.*

2 *Ratificada na AGE de 07.08.1973, publicada no DOE PR de 23.08.1973.*

3 *Ratificada na AGE de 21.12.1973, publicada no DOE PR de 01.02.1974.*

Estatuto Social Copel - pág. 37/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Continuação...

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data	
	Cr$			
14.12.1978	4.500.000.000,00	127.671	19.01.1979	06.03.1979
05.03.1979	5.656.487.659,00	128.568	04.05.1979	17.05.1979
30.04.1979	5.701.671.254,00	129.780	24.07.1979	14.08.1979
24.09.1979	8.000.000.000,00	130.933	05.11.1979	23.11.1979
	CR$			
27.03.1980	10.660.296.621,00	133.273	17.06.1980	27.06.1980
29.04.1980	10.729.574.412,00	133.451	27.06.1980	16.07.1980
16.10.1980	11.600.000.000,00	135.337	02.12.1980	20.01.1981
30.04.1981	20.000.000.000,00	137.187	19.05.1981	29.05.1981
30.10.1981	20.032.016.471,00	139.832	01.12.1981	18.12.1981
30.04.1982	37.073.740.000,00	141.852	01.06.1982	17.06.1982
29.10.1982	39.342.000.000,00	144.227	14.12.1982	29.12.1982
14.03.1983	75.516.075.768,00	145.422	12.04.1983	10.05.1983
02.05.1983	80.867.000.000,00	146.251	31.05.1983	14.06.1983
01.09.1983	83.198.000.000,00	148.265	25.10.1983	09.12.1983
10.04.1984	205.139.191.167,00	150.217	15.06.1984	17.07.1984
10.04.1984	215.182.000.000,00	150.217	15.06.1984	17.07.1984
05.10.1984	220.467.480.000,00	160.412	08.11.1984	27.11.1984
25.03.1985	672.870.475.837,00	161.756	21.05.1985	11.06.1985
25.03.1985	698.633.200.000,00	161.756	21.05.1985	11.06.1985
18.09.1985	719.093.107.000,00	163.280	14.11.1985	27.11.1985
	Cz$			
25.04.1986	2.421.432.629,00	164.815	11.06.1986	30.06.1986
23.10.1986	2.472.080.064,00	166.138	06.11.1986	14.11.1986
18.03.1987	4.038.049.401,49	166.903	07.04.1987	08.05.1987
18.03.1987	4.516.311.449,87	166.903	07.04.1987	08.05.1987
18.09.1987	4.682.539.091,91	168.598	06.10.1987	16.10.1987
14.04.1988	18.772.211.552,10	170.034	06.05.1988	25.05.1988[4]
14.04.1988	19.335.359.578,00	170.034	06.05.1988	25.05.1988
14.06.1988	19.646.159.544,00	170.727	11.07.1988	20.07.1988
25.04.1989	174.443.702.532,00	172.902	26.05.1989	06.07.1989
	NCz$			
25.04.1989	182.848.503,53	172.902	26.05.1989	06.07.1989
26.06.1989	184.240.565,60	17.337,4	12.07.1989	21.07.1989

Cont....

4 *Retificação no DOE nº 2780, de 27.05.88.*

Estatuto Social Copel - pág. 38/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Continuação...

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data	
	Cr$			
30.03.1990	2.902.464.247,10	175.349	02.05.1990	09.05.1990
30.03.1990	3.113.825.643,60	175.349	02.05.1990	09.05.1990
25.05.1990	3.126.790.072,52	176.016	10.07.1990	09.08.1990
25.03.1991	28.224.866.486,42	17.780,9	26.04.1991	23.05.1991
25.03.1991	30.490.956.176,38	17.780,9	26.04.1991	23.05.1991
23.05.1991	30.710.162.747,26	17.833,7	18.06.1991	27.06.1991
28.04.1992	337.561.908.212,47	18.061,7	08.06.1992	06.07.1992
28.04.1992	367.257.139.084,96	18.061,7	08.06.1992	06.07.1992
25.06.1992	369.418.108.461,33	18.089,9	09.07.1992	17.07.1992
01.04.1993	4.523.333.257.454,10	18.255,3	29.04.1993	20.05.1993
01.04.1993	4.814.158.615.553,95	18.255,3	29.04.1993	20.05.1993
15.06.1993	4.928.475.489.940,95[5]	18.313,9	13.07.1993	24.08.1993
	CR$			
26.04.1994	122.158.200.809,22[6]	1847810	10.05.1994	08.06.1994
	R$			
25.04.1995	446.545.229,15	950696471	18.05.1995	19.06.1995
23.04.1996	546.847.990,88	960710000	07.05.1996	15.05.1996
29.07.1997	1.087.959.086,89	971614130	30.07.1997	01.08.1997
07.08.1997	1.169.125.740,57[7]	971761671	12.08.1997	15.08.1997
12.03.1998	1.225.351.436,59	980428793	01.04.1998	07.04.1998
25.03.1999	1.620.246.833,38	990646483	14.04.1999	23.04.1999
26.12.2002	2.900.000.000,00	20030096413	29.01.2003	10.02.2003
29.04.2004	3.480.000.000,00	20041866290	07.06.2004	18.06.2004
27.04.2006	3.875.000.000,00	20061227897	09.05.2006	24.05.2006
27.04.2007	4.460.000.000.00	20071761462	05.05.2007	29.05.2007
27.04.2010	6.910.000.000,00	20105343960	06.05.2010	13.05.2010
22.12.2016	7.910.000.000,00	20167724827	04.01.2017	06.01.2017
29.04.2019	10.800.000.000,00	20192743090	07.05.2019	10.05.2019

5 *Em função da Medida Provisória nº 336, de 28.07.93, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.08.93, a ser registrado em "cruzeiros reais" (CR$ 4.928.475.475,41, nesta última data).*

6 *Em função da Medida Provisória nº 542, de 30.06.94, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.07.94, a ser registrado em "reais" (R$ 44.421.146,54, nesta última data).*

7 *Aumento do capital social autorizado pelo Conselho de Administração.*

Estatuto Social Copel - pág. 39/40

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO
DO ESTADO

Anexo IV

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO
DO ESTADO

Anexo IV

INFORMAÇÕES RELATIVAS À CRIAÇÃO DE NOVA CLASSE DE AÇÃO PREFERENCIAL DE CLASSE ESPECIAL, DE ACORDO COM O ART. 18 DA RESOLUÇÃO CVM Nº 81/2022

1. **Havendo criação de ações preferenciais ou nova classe de ações preferenciais**

   a. **Fundamentar, pormenorizadamente, a proposta de criação das ações**

A criação de nova ação preferencial, de classe especial ("Golden Share"), sem direito de voto e com direito de veto sobre determinadas matérias é prevista na Lei Estadual nº 21.272/2022 como uma das condições para a transformação da Companhia em sociedade anônima com capital disperso e sem acionista controlador ("Corporação" e "Transformação em Corporação"). A Golden Share será de titularidade exclusiva do Estado do Paraná.

   b. **Descrever, pormenorizadamente, os direitos, vantagens e restrições a serem atribuídos às ações a serem criadas, em especial:**

      i. **Dividendos majorados em relação às ações ordinárias**

A ação preferencial de classe especial não confere ao seu titular direito a dividendos majorados em relação às ações ordinárias.

      ii. **Dividendos fixos ou mínimos**

A ação preferencial de classe especial não confere ao seu titular direito a dividendos fixos ou mínimos.

      iii. **Eventual caráter cumulativo dos dividendos**

A ação preferencial de classe especial não confere ao seu titular direito a dividendos distintos do direito a dividendos das ações ordinárias.

      iv. **Direito de participar de lucros remanescentes**

A ação preferencial de classe especial não confere ao seu titular direito a dividendos distintos do direito a dividendos das ações ordinárias.

      v. **Direito de receber dividendo à conta da reserva de capital**

A ação preferencial de classe especial não confere ao seu titular direito a dividendos distintos do direito a dividendos das ações ordinárias.

      vi. **Prioridade no reembolso de capital**

A ação preferencial de classe especial confere ao seu titular prioridade no reembolso do capital, sem prêmio, em caso de liquidação da companhia, correspondente ao percentual que tal ação representa na cifra do capital social.

      vii. **Prêmio no reembolso de capital**

A ação preferencial de classe especial confere ao seu titular prioridade no reembolso do capital, sem prêmio, em caso de liquidação da companhia, correspondente ao percentual que tal ação representa na cifra do capital social.

Manual para participação em Assembleia Geral de Acionistas

COPEL
Companhia Paranaense de Energia
PARANÁ GOVERNO DO ESTADO

viii. Direito de voto

A ação preferencial de classe especial não terá direito de voto, tampouco adquirirá direito a voto em caso de não pagamento dos proventos a que fizer jus, ressalvado o direito de veto tratado abaixo.

ix. Direito estatutário de eleger membros do conselho de administração em votação em separado

A ação preferencial de classe especial não confere ao seu titular o direito de eleger membros do Conselho de Administração em votação em separado.

x. Direito de serem incluídas na oferta pública de aquisição de ações por alienação de controle prevista no art. 254-A da Lei nº 6.404, de 1976

A ação preferencial de classe especial não confere ao seu titular o direito de participar de oferta pública de aquisição de ações por alienação de controle prevista no art. 254-A da Lei das S.A.

xi. Direito de veto em relação a alterações estatutárias

A ação preferencial de classe especial confere ao seu titular direito de veto nas deliberações da assembleia geral:

a) que autorizem os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão;
b) que visem à modificação do Estatuto Social com a finalidade de remoção ou alteração:

1. da obrigação de manutenção da atual denominação da Companhia;

2. da obrigação de manutenção da sede da Companhia no Estado do Paraná;

3. da vedação de que qualquer acionista ou grupo de acionistas exerça votos em número superior a 10% (dez por cento) da quantidade de ações em que se dividir o capital votante da Companhia;

4. da vedação de celebração, arquivamento e registro de acordos de acionistas para o exercício de direito de voto, exceto para a formação de blocos com número de votos inferior ao limite previsto no Estatuto Social da Companhia; e

5. a competência exclusiva da assembleia geral de autorizar os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão.

O poder de veto previsto somente poderá ser exercido enquanto o Estado do Paraná for titular de ações representativas de, pelo menos, 10% (dez por cento) do total de ações emitidas pela Companhia.

xii. Termos e condições de resgate

Manual para participação em Assembleia Geral de Acionistas

COPEL
Companhia Paranaense de Energia
PARANÁ GOVERNO DO ESTADO

A ação preferencial de classe especial, titularizada exclusivamente pelo Estado do Paraná, somente poderá ser resgatada mediante autorização legal e deliberação em Assembleia Geral Extraordinária.

xiii. Termos e condições de amortização

A ação preferencial de classe especial, titularizada exclusivamente pelo Estado do Paraná, não poderá ser amortizada.

c. Fornecer análise pormenorizada do impacto da criação das ações sobre os direitos dos titulares de outras espécies e classes de ações da companhia

A criação da ação preferencial de classe especial não causa qualquer prejuízo aos demais acionistas da Companhia, sejam eles detentores de ações preferenciais ou de ações ordinárias, visto que nenhum direito de tais ações é limitado ou reduzido em decorrência da criação da ação preferencial de classe especial.

2. Havendo alteração nas preferências, vantagens ou condições de resgate ou amortização de ações preferenciais

a. A. Descrever, pormenorizadamente, as alterações propostas

Não aplicável.

b. Fundamentar, pormenorizadamente, as alterações propostas

Não aplicável.

c. Fornecer análise pormenorizada do impacto das alterações propostas sobre os titulares das ações objeto da alteração

Não aplicável.

d. Fornecer análise pormenorizada do impacto das alterações propostas sobre os direitos dos titulares de outras espécies e classes de ações da companhia

Não aplicável.

Manual para participação em Assembleia Geral de Acionistas

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO
DO ESTADO

Anexo V

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ESTATUTO SOCIAL DA COMPANHIA PARANAENSE DE ENERGIA

Aprovado e consolidado pela ~~206~~ 207ª Assembleia Geral Extraordinária de Acionistas, de ~~28.04.2023~~ 10.07.2023.

CNPJ: 76.483.817/0001-20
NIRE: 41300036535
Registro CVM: 1431-1
Rua José Izidoro Biazetto, 158, Bloco A
Curitiba - Paraná - Brasil
CEP: 81200-240
e-mail: copel@copel.com
Website: http://www.copel.com
Fone: (41) 3310-5050
Fax: (41) 3331-4145

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

SUMÁRIO

CAPÍTULO I	DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL	03
CAPÍTULO II	CAPITAL SOCIAL E AÇÕES	04
CAPÍTULO III	ASSEMBLEIA GERAL - AG	~~06~~ 08
CAPÍTULO IV	ADMINISTRAÇÃO DA COMPANHIA	~~08~~10
	SEÇÃO I CONSELHO DE ADMINISTRAÇÃO - CAD	~~08~~ 10
	Composição, investidura e mandato	~~08~~ 10
	Vacância e substituições	~~09~~ 11
	Funcionamento	~~10~~ 11
	Atribuições	~~10~~ 12
	SEÇÃO II DIRETORIA	~~13~~ 15
	Composição, mandato e investidura	~~14~~ 15
	Atribuições	~~14~~ 16
	R~~egras para r~~epresentação da Companhia	~~16~~ 17
	Vacância e substituições	~~17~~ 18
	SEÇÃO III DIRETORIA REUNIDA - REDIR	~~17~~ 18
	Funcionamento	~~17~~ 18
	Atribuições	~~18~~ 19
CAPÍTULO V	COMITÊS ESTATUTÁRIOS	~~20~~ 21
	SEÇÃO I COMITÊ DE AUDITORIA ESTATUTÁRIO - CAE	~~20~~ 21
	~~SEÇÃO II COMITÊ DE INDICAÇÃO E AVALIAÇÃO - CIA~~	~~21~~
	SEÇÃO ~~III~~ II COMITÊ DE INVESTIMENTOS E INOVAÇÃO - CII	22
	SEÇÃO ~~IV~~ III COMITÊ DE DESENVOLVIMENTO SUSTENTÁVEL - CDS	22 23
	~~SEÇÃO V COMITÊ DE MINORITÁRIOS - CDM~~	~~23~~
	SEÇÃO IV COMITÊ DE GENTE - CDG	23
CAPÍTULO VI	CONSELHO FISCAL - CF	24
	Composição e funcionamento	24
	Vacância e substituições	25
	Representação e pareceres	25
CAPÍTULO VII	REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS	25
	Posse, impedimentos e vedações	25
	Remuneração	27
CAPÍTULO VIII	EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS	27
CAPÍTULO IX	DISSOLUÇÃO E LIQUIDAÇÃO	28
CAPÍTULO X	MECANISMOS DE DEFESA	28
CAPÍTULO XI	ALIENAÇÃO DE CONTROLE	29
CAPÍTULO XII	SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3	30
CAPÍTULO XIII	PROTEÇÃO À DISPERSÃO ACIONÁRIA	32
CAPÍTULO X~~I~~V	EMISSÃO DE *UNITS*	32
CAPÍTULO XV	RESOLUÇÃO DE CONFLITOS	34
CAPÍTULO XVI	DISPOSIÇÕES GERAIS	34

ANEXOS:

Estatuto Social Copel - pág. 1/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

I ALTERAÇÕES ESTATUTÁRIAS 35
II EVOLUÇÃO DO CAPITAL...37

CONVENÇÕES:
AG: ASSEMBLEIA GERAL
AGE: ASSEMBLEIA GERAL EXTRAORDINÁRIA
JUCEPAR: JUNTA COMERCIAL DO ESTADO DO PARANÁ
DOE PR: DIÁRIO OFICIAL DO ESTADO DO PARANÁ

Observação: Texto original arquivado na Jucepar, sob o nº 17.340 (atual 41300036535), em 16.06.1955, e publicado no DOE PR de 25.06.1955.

Estatuto Social Copel - pág. 2/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL

Art. 1º A Companhia Paranaense de Energia - Copel, abreviadamente "Copel" ou "Companhia", é uma sociedade ~~de economia mista~~ anônima de capital aberto, dotada de personalidade jurídica de direito privado, regida por este estatuto e pela legislação aplicável. ~~parte integrante da administração indireta do Estado do Paraná, instituída pelo Decreto Estadual nº 14.947/1954, sob autorização da Lei Estadual nº 1.384/1953, e é regida por este Estatuto, pelas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.~~

Parágrafo único. Fica vedada a alteração da denominação da Companhia.

Art. 2º O prazo de duração da Companhia é indeterminado.

Art. 3º A Companhia tem sede e foro no Município de Curitiba, Estado do Paraná, Brasil, podendo estabelecer, no País e no exterior, filiais, agências, sucursais e escritórios.

Parágrafo único. A sede da Companhia deverá sempre ser localizada no Estado do Paraná.

Art. 4º Constitui o objeto social da Companhia:

I pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;

II pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;

III estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas;

IV prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas ~~de interesse para o desenvolvimento do Estado~~, desde que previamente autorizada pelo Conselho de Administração; e

V desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel ~~e para o Estado do Paraná~~, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, ~~e para os previstos nos incisos II e III,~~ a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios, sociedades ~~ou companhias com empresas privadas e fundos de pensão e outros entes privados~~, em licitações de novas concessões e/ou em sociedades ~~de propósito específico~~ já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.

§ 1º A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle ~~acionário de empresa~~ societário e participar do capital social de outras ~~empresas~~ sociedades ou entidades~~, relacionadas ao seu objeto social, conforme legislação estadual,~~ desde que previamente autorizada pelo Conselho de Administração.

§ 2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros

Estatuto Social Copel - pág. 3/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.

§ 3º Com a admissão da Companhia no segmento especial de listagem denominado Nível 2 de Governança Corporativa da B3 S.A. – Brasil, Bolsa, Balcão, sujeitam-se a Companhia, seus acionistas, administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal às disposições do Regulamento de Listagem do Nível 2 de Governança Corporativa da B3 (Regulamento do Nível 2).

§ 4º As disposições do Regulamento do Nível 2 de Governança Corporativa da B3 prevalecerão sobre as disposições estatutárias, nas hipóteses de prejuízo aos direitos dos destinatários das ofertas públicas previstas neste Estatuto.

CAPÍTULO II - CAPITAL SOCIAL E AÇÕES

Art. 5º O capital social integralizado é de R$10.800.000.000,00 (dez bilhões e oitocentos milhões de reais), representado por 2.736.553.750 (dois bilhões, setecentas e trinta e seis milhões, quinhentas e cinquenta e três mil, setecentas e cinquenta) ações, sem valor nominal, sendo ~~1.054.090.460 (um bilhão, cinquenta e quatro milhões, noventa mil, quatrocentas e sessenta)~~ 1.054.090.459 (um bilhão, cinquenta e quatro milhões, noventa mil, quatrocentas e cinquenta e nove) ações ordinárias e 1.682.463.290 (um bilhão, seiscentos e oitenta e dois milhões, quatrocentos e sessenta e três mil, duzentas e noventa) ações preferenciais e, destas, 3.128.000 (três milhões, cento e vinte e oito mil) são ações classe A e 1.679.335.290 (um bilhão, seiscentos e setenta e nove milhões, trezentos e trinta e cinco mil, duzentas e noventa) são ações classe B, e 1 (uma) ação preferencial de classe especial titularizada exclusivamente pelo Estado do Paraná.

§ 1º O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 4.000.000.000 (quatro bilhões) de ações para:

I capitalização de lucros e reservas;

II caso venha a ser deliberado pela assembleia geral a emissão de bônus de subscrição, de debêntures conversíveis em ações ou, de acordo com plano aprovado pela assembleia geral, a outorga de opção de compra de ações a administradores e colaboradores, o exercício dos respectivos direitos de conversão ou subscrição; ou

III colocação mediante venda em bolsa de valores ou subscrição pública de novas ações ordinárias.

§ 2º As ações são nominativas, escriturais, mantidas em contas de depósito, em instituição financeira autorizada.

§ 3º Fica a Companhia autorizada a escolher a instituição financeira, mediante deliberação do Conselho de Administração, para manter as ações escriturais em contas de depósito.

§ 4º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.

§ 5º A ação preferencial de classe especial, titularizada exclusivamente pelo Estado do Paraná, somente poderá ser resgatada mediante autorização legal e deliberação em Assembleia Geral Extraordinária.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

§ ~~5º~~ 6º Os aumentos de capital poderão ser efetuados com a emissão de ações ordinárias e ações preferenciais classe B, sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

§ ~~6º~~ 7º As ações preferenciais~~, com direito a voto restrito, nos termos do § 8 7º deste artigo, serão de classes A e B, e~~ conferirão a seus titulares as seguintes preferências e vantagens:

I As ações preferenciais classe A terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo, e que será imputado ao dividendo obrigatório previsto no artigo ~~88~~ 87;

II As ações preferenciais classe B terão prioridade na distribuição de dividendos obrigatórios, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;

III Os dividendos assegurados pelo inciso anterior às ações preferenciais classe B serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe A;

IV O dividendo a ser pago por ação preferencial classe A e classe B, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores;

V As ações preferenciais classe A e classe B adquirirão o direito de voto pleno se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos prioritários ou mínimos a que fazem jus; ~~e~~

VI As ações preferenciais classe A e classe B asseguram aos seus titulares o direito de serem incluídas em oferta pública de aquisição de ações em decorrência de Alienação de Controle da Companhia ao mesmo preço e nas mesmas condições ofertadas ao Acionista Controlador Alienante; e

VII A ação preferencial de classe especial titularizada pelo Estado do Paraná conferirá ao Estado do Paraná prioridade no reembolso do capital, sem prêmio, em caso de liquidação da companhia, correspondente ao percentual que tal ação representa na cifra do capital social, e o poder de veto nas deliberações da assembleia geral:

a) que autorizem os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão;

b) que visem à modificação do Estatuto Social com a finalidade de remoção ou alteração:

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

1. da obrigação de manutenção da atual denominação da Companhia;

2. da obrigação de manutenção da sede da Companhia no Estado do Paraná;

3. da vedação de que qualquer acionista ou grupo de acionistas exerça votos em número superior a 10% (dez por cento) da quantidade de ações em que se dividir o capital votante da COPEL;

4. da vedação de celebração, arquivamento e registro de acordos de acionistas para o exercício de direito de voto, exceto para a formação de blocos com número de votos inferior ao limite previsto neste Estatuto Social; e

5. a competência exclusiva da assembleia geral de autorizar os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão.

§ ~~7º~~ 8º Cada ação preferencial classe A e classe B confere ao seu titular o direito a voto restrito, exclusivamente, nas seguintes matérias:

I transformação, incorporação, fusão ou cisão da Companhia;

II aprovação de contratos entre a Companhia e o Acionista Controlador, diretamente ou por meio de terceiros, assim como de outras sociedades nas quais o Acionista Controlador tenha interesse, sempre que, por força de disposição legal ou estatutária, sejam deliberados em Assembleia Geral;

III avaliação de bens destinados à integralização de aumento de capital da Companhia;

IV escolha de instituição ou empresa especializada para determinação do Valor Econômico da Companhia, conforme artigo 100 deste Estatuto Social;

V alteração ou revogação de dispositivos estatutários que alterem ou modifiquem quaisquer das exigências previstas no item 4.1 do Regulamento do Nível 2 de Governança Corporativa da B3, ressalvado que esse direito a voto prevalecerá enquanto estiver em vigor Contrato de Participação no Nível 2 de Governança Corporativa; e

VI exclusão ou alteração que vise suprimir o direito previsto no inciso XXIX do artigo ~~28~~ 30, bem como neste inciso, ressalvado que tal alteração dependerá da aprovação da maioria das ações preferenciais em assembleia especial convocada para esse fim.

§ 9º Ressalvado o poder de veto previsto no inciso VII do § 7.º deste artigo, a ação preferencial de classe especial titularizada pelo Estado do Paraná não terá direito a voto, tampouco adquirirá direito a voto em caso de não pagamento dos proventos a que fizer jus.

§ 10 O poder de veto previsto no inciso VII do § 7.º deste artigo somente poderá ser exercido nos termos previstos na Lei do Estado do Paraná nº 21.272/2022 e legislação aplicável.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

§ ~~8º~~ 11 A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.

§ ~~9º~~ 12 As ações de emissão da Companhia poderão ser convertidas em outra espécie e classe, observadas as seguintes regras:

I as ações preferenciais classe A poderão ser convertidas em ações preferenciais classe B, a qualquer tempo;

II as ações ordinárias poderão ser convertidas em ações preferenciais classe B, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units*, conforme definido no ~~Art.~~ artigo ~~105~~ 106;

III as ações preferenciais classe A e classe B poderão ser convertidas em ações ordinárias, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração ~~com o único objetivo de formação de *Units*, conforme definido no Art. 105~~; e

IV as ações ordinárias e as ações preferenciais classe B, em nenhuma hipótese, poderão ser convertidas em ações preferenciais classe A.

§ ~~10~~ 13 As emissões de ações, de bônus de subscrição, de debêntures conversíveis ou de outros títulos mobiliários, até o limite do capital autorizado, cuja colocação seja feita mediante venda em bolsa de valores ou subscrição pública, poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

§ ~~11~~ 14 As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

Art. 6º É vedado a qualquer acionista ou grupo de acionistas, brasileiro ou estrangeiro, público ou privado, o exercício do direito de voto em número superior ao equivalente ao percentual de 10% (dez por cento) da quantidade total de ações em que se dividir o capital votante da Copel, independentemente de sua participação no capital social.

Parágrafo único – Nas hipóteses em que as ações preferenciais de emissão da Copel tenham direito de voto restrito ou caso passem a conferir direito de voto pleno nos termos do ~~Art.~~ artigo 111, § 1º, da Lei nº 6.404, de 1976, a limitação constante do *caput* deste ~~Art.~~ artigo 6º abrangerá tais ações preferenciais, de forma que todas as ações detidas pelo acionista ou grupo de acionistas que confiram direito de voto em relação a uma determinada deliberação (sejam elas ordinárias ou preferenciais) sejam consideradas para fins do cálculo do número de votos conforme o *caput* deste artigo.

Art. 7º É vedada a celebração de acordos de acionistas visando a regular o exercício do direito de voto em número superior ao correspondente ao percentual de 10% (dez por cento) da quantidade total de ações em que se dividir o capital votante da Copel, inclusive na hipótese descrita no ~~Art.~~ artigo 8º, Parágrafo único.

§ 1º Não será arquivado pela Companhia acordo de acionistas sobre exercício do direito de voto que conflite com as disposições deste Estatuto Social.

§ 2º O presidente da assembleia geral da Copel não computará votos proferidos em desconformidade às regras estipuladas nos arts. 6º e 7º deste Estatuto, sem prejuízo do exercício do direito de veto por parte do Estado do Paraná, nos termos do artigo 5º deste Estatuto.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Art. 8º Para os fins deste Estatuto Social, serão conceituados como grupo de acionistas 02 (dois) ou mais acionistas da Companhia:

I Que sejam partes de acordo de voto, seja diretamente ou por meio de sociedades controladas, controladoras ou sob controle comum;

II Se um for, direta ou indiretamente, acionista controlador ou sociedade controladora do outro ou dos demais;

III Que sejam sociedades direta ou indiretamente controladas pela mesma pessoa ou sociedade, ou conjunto de pessoas ou sociedades, acionistas ou não; ou

IV Que sejam sociedades, associações, fundações, cooperativas e trusts, fundos ou carteiras de investimentos, universalidades de direitos ou quaisquer outras formas de organização ou empreendimento com os mesmos administradores ou gestores, ou, ainda, cujos administradores ou gestores sejam sociedades direta ou indiretamente controladas pela mesma pessoa ou sociedade, ou conjunto de pessoas ou sociedades, acionistas ou não.

§ 1º No caso de fundos de investimentos com administrador ou gestor comum, somente serão considerados como um grupo de acionistas aqueles cuja política de investimentos e de exercício de votos em assembleias de acionistas, nos termos dos respectivos regulamentos, for de responsabilidade do administrador ou gestor, conforme o caso, em caráter discricionário.

§ 2º Adicionalmente ao disposto no caput e parágrafos precedentes deste artigo, considerar-se-ão partes de um mesmo grupo de acionistas quaisquer acionistas representados por um mesmo mandatário, administrador ou representante a qualquer título, exceto no caso de detentores de títulos emitidos no âmbito do programa de Depositary Receipts da Companhia, quando representados pelo respectivo banco depositário, desde que não se enquadrem em qualquer das demais hipóteses previstas no caput ou no § 1º do presente artigo.

§ 3º No caso de acordos de acionistas que tratem do exercício do direito de voto, todos seus signatários serão considerados, na forma deste artigo, como integrantes de um grupo de acionistas, para fins da aplicação da limitação ao número de votos de que tratam os arts. 6º e 7º.

§ 4º Os acionistas devem manter a Copel informada sobre seu pertencimento a um grupo de acionistas nos termos deste Estatuto, caso tal grupo de acionista detenha, ao todo, ações representativas de 10% (dez por cento) ou mais do capital votante da Copel.

§ 5º Os membros da mesa de assembleias de acionistas poderão pedir aos acionistas documentos e informações, conforme entendam necessário para verificar o eventual pertencimento de um acionista a um grupo de acionistas que possa deter 10% (dez por cento) ou mais do capital votante da Copel.

CAPÍTULO III – ASSEMBLEIA GERAL (AG)

Art. ~~6º~~ 9º A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.

Art. ~~7º~~ 10 A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Art. ~~8º~~ 11 A convocação será feita ~~com antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação, com antecedência mínima de 08 (oito) dias,~~ nos termos da legislação vigente, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível, inclusive de forma eletrônica.

Parágrafo único. Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação, não se admitindo inclusão de assuntos gerais na pauta da Assembleia.

Art. ~~9º~~ 12 A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01 (um) acionista escolhido, na ocasião, pelos acionistas presentes.

§ 1º O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente.

§ 2º O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.

Art. ~~10~~ 13 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.

Parágrafo único. A Assembleia Geral Ordinária e Assembleia Geral Extraordinária poderão ser, cumulativamente, convocadas e realizadas no mesmo local, data e hora, instrumentadas em ata única.

Art. ~~11~~ 14 ~~Nas Assembleias Gerais, c~~Cada ação com direito a voto na deliberação da Assembleia Geral conferirá 01 (um) voto, observados os limites para o voto de cada acionista e grupo de acionistas, nos termos dos arts. 6º e 7º deste Estatuto Social. ~~Exclusivamente nas matérias em que as ações preferenciais tenham direito de voto restrito, nos termos deste Estatuto, cada ação preferencial dará direito a 01 (um) voto~~.

Art. ~~12~~ 15 O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou previamente, documentos e procuração com poderes específicos, na forma da lei.

Art. ~~13~~ 16 A ata da Assembleia Geral será lavrada na forma de sumário dos fatos ocorridos, inclusive dissidências e protestos, e conter a transcrição apenas das deliberações tomadas, nos termos do § 1.º do ~~art.~~ artigo 130 da Lei nº 6.404, de 1976, sendo autorizada sua publicação com a omissão das assinaturas dos acionistas, conforme § 2.º do ~~art.~~ artigo 130 da Lei nº 6.404, de 1976~~conforme a legislação vigente~~.

Art. ~~14~~ 17 A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:

I aumento do capital social, além do limite autorizado no Estatuto Social;
II avaliação de bens com que o acionista concorre para a formação do capital social;
III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;
IV alteração do Estatuto Social;
V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração, do Conselho Fiscal e respectivos suplentes ~~e do Comitê de Indicação e Avaliação~~;
VI fixação da remuneração dos administradores, dos conselheiros fiscais e dos membros dos Comitês Estatutários;
VII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de dividendos;

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

VIII autorização para a Companhia mover ação de responsabilidade civil contra os administradores pelos prejuízos causados ao seu patrimônio;

IX alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;

X permuta de ações ou outros valores mobiliários;

XI emissão de debêntures conversíveis em ações além do limite do capital autorizado neste Estatuto Social~~, inclusive de controladas~~;

XII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior, além do limite do capital autorizado neste Estatuto Social;~~ e~~

XIII eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas.

~~**XIV** política de indenidade e condições gerais do contrato de indenidade, cabendo lhe ainda a validação da indenização nos casos em que os valores têm impacto significativo na estrutura financeira da companhia, e situações em que mais da metade dos administradores são potenciais beneficiários de forma concomitante em função de um mesmo fato, conforme definido na política de indenidade.~~

XIV autorização para que os administradores aprovem e executem o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão;

CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA

Art. ~~15~~ 18 A Companhia será administrada pelo Conselho de Administração e pela Diretoria.

SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)

Art. ~~16~~ 19 O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.

Composição, investidura e mandato

Art. ~~17~~ 20 O Conselho de Administração será composto por 9 (nove) membros titulares, eleitos e destituídos pela Assembleia Geral, todos com prazo de mandato unificado de 2 (dois) anos, ~~permitidas, no máximo, 03 (três) reconduções consecutivas,~~ permitida reeleição nos termos da Lei Federal nº 6.404/1976 e demais normativos aplicáveis~~, inclusive considerando a possibilidade eleição em separado por acionistas minoritários e por detentores ações preferenciais, bem como de adoção do voto múltiplo~~.

~~§ 1º Sempre que cumulativamente, a eleição do Conselho de Administração se der pelo sistema de voto múltiplo e os titulares de ações ordinárias ou preferenciais exercerem o direito de eleger conselheiro, será assegurado ao Estado do Paraná o direito de eleger conselheiro em número igual ao dos eleitos pelos demais acionistas e pelos empregados, mais um, independentemente do número de conselheiros estabelecidos no caput.~~

~~§ 2º É assegurado aos acionistas minoritários o direito de eleger 01 (um) conselheiro, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.~~

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

§ ~~3º~~ 1º É assegurado aos acionistas titulares de ações preferenciais que preencham os percentuais e requisitos previstos no artigo 141, §§ 4º e 5º da Lei Federal nº 6.404/1976, o direito de eleger 01 (um) conselheiro.

§ ~~4º~~ 2º O Conselho de Administração das Subsidiárias Integrais será composto por, no mínimo, 03 (três) membros, incluindo, o Diretor Geral da respectiva Subsidiária Integral, e 01 (um) diretor da Companhia.

§ ~~5º O Diretor Presidente da Companhia poderá integrar o Conselho de Administração como seu secretário executivo, mediante eleição em Assembleia Geral.~~

§ ~~6º~~ 3º Os cargos de Presidente do Conselho de Administração e de Diretor Presidente ou principal executivo da Companhia não poderão ser acumulados pela mesma pessoa.

§ ~~7º~~ 4º ~~O Presidente do Conselho de Administração será indicado pelo acionista controlador e designado pela Assembleia Geral que o eleger, sendo substituído, em suas ausências e impedimentos, pelo conselheiro escolhido pela maioria de seus pares~~ O Conselho de Administração elegerá, dentre seus membros, seu Presidente, devendo tal eleição ocorrer na primeira reunião após a posse dos Conselheiros ou na primeira reunião seguinte à ocorrência de vacância desse cargo.

.

§ ~~8º~~ 5º As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pela~~s~~ Lei~~s~~ Federa~~is~~l nº 6.404/1976 ~~e 13.303/2016~~, pela política e norma interna de indicação de membros de órgãos estatutários, além de atender aos seguintes parâmetros:

I ter, no mínimo, 03 (três) conselheiros independentes, sendo este número, em qualquer hipótese, igual ou superior a 25% (vinte e cinco por cento) do total de membros do órgão. Referidos conselheiros deverão ser expressamente declarados como independentes na ata da Assembleia Geral que os eleger, em conformidade com a definição do Regulamento do Nível 2 de Governança Corporativa da B3 ~~e com o disposto na Lei Federal nº 13.303/2016~~, sendo também considerado(s) como independente(s) o(s) conselheiro(s) eleito(s) mediante faculdade prevista pelo artigo 141, §§ 4º e 5º e artigo 239, ambos da Lei Federal nº 6.404/1976 e alterações posteriores;

II quando, em decorrência da observância do percentual referido no parágrafo acima, resultar número fracionário de conselheiros, proceder-se-á ao arredondamento nos termos do Regulamento do Nível 2 de Governança Corporativa da B3; e

~~III ter, entre 03 (três) a 05 (cinco) conselheiros, incluídos os mencionados no inciso I, que atendam, cumulativamente, as condições previstas na Lei Federal nº 13.303/2016, para compor o Comitê de Auditoria Estatutário, dependendo da sua composição conforme Art. 51, § 2º deste Estatuto;~~

~~IV~~ III ao menos 01 (um) dos conselheiros mencionados neste § ~~8º~~ 5º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto neste Estatuto.

~~Art. 18 Fica assegurada a participação de 01 (um) representante dos empregados no Conselho de Administração, com mandato coincidente com o dos demais conselheiros.~~

~~§ 1º O conselheiro representante dos empregados será eleito nos termos estabelecidos na legislação pertinente, por escrutínio regulado segundo as~~

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Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

~~normas da Companhia, sob os mesmos critérios de elegibilidade previstos para os demais conselheiros.~~

~~§ 2º O candidato eleito conselheiro representante dos empregados tomará posse para o mandato estabelecido neste artigo, permitida a reeleição por 01 (uma) só vez.~~

Art. ~~19~~ 21 A investidura de membros no Conselho de Administração observará as condições estabelecidas na~~s~~ Lei~~s~~ Federa~~is~~l nº 6.404/1976 ~~e 13.303/2016~~ e demais disposições legais aplicáveis.

Vacância e substituições

Art. ~~20~~ 22 Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato.

§ 1º Observados os requisitos e vedações legais aplicáveis, caberá aos conselheiros remanescentes nomear o substituto para o membro vacante até a primeira Assembleia Geral, nos termos da Lei Federal nº 6.404/1976.

§ 2º Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral.

§ 3º Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.

Art. ~~21~~ 23 A função de conselheiro de administração é pessoal e não se admite suplente~~, inclusive para representante dos empregados~~.

Funcionamento

Art. ~~22~~ 24 O Conselho de Administração se reunirá ordinariamente 01 (uma) vez por mês e extraordinariamente sempre que necessário, conforme previsto no ~~Art.~~ artigo ~~25~~ 27 do presente Estatuto.

Art. ~~23~~ 25 As reuniões do Conselho de Administração serão convocadas pelo seu presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados.

§ 1º As convocações enviadas no endereço físico ou eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.

§ 2º As reuniões ordinárias deverão ser convocadas com antecedência mínima de 07 (sete) dias em relação à data da sua realização.

§ 3º As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares.

Art. ~~24~~ 26 Fica facultada, se necessária, a participação não presencial dos conselheiros na reunião, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. O conselheiro, nesta hipótese, será considerado presente na reunião, e seu voto será considerado válido para todos os efeitos legais, sendo incorporado à ata da referida reunião.

Art. ~~25~~ 27 Quando houver motivo de urgência, formalmente justificado para os membros do Conselho de Administração, o presidente do Conselho de Administração poderá

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Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.

Art. ~~26~~ 28 O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.

Art. ~~27~~ 29 As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio de acordo com o estabelecido em seu Regimento Interno.

Parágrafo único. Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato da ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado e não será dada publicidade.

Atribuições

Art. ~~28~~ 30 Sem prejuízo das competências ~~Além das atribuições~~ previstas em lei, compete ~~ainda~~ ao Conselho de Administração:

I fixar a orientação geral dos negócios da Companhia, incluindo aprovação e acompanhamento do plano de negócio, planejamento estratégico e de investimentos, ~~definindo objetivos e prioridades no atendimento de políticas públicas compatíveis com a área de atuação da Companhia e o seu objeto social,~~ buscando o desenvolvimento com sustentabilidade;

II eleger, destituir, tomar conhecimento de renúncia e substituir os diretores da Companhia, fixando-lhes as atribuições, fiscalizando sua gestão, bem como:

- **a)** examinar a qualquer tempo os livros e papéis da Companhia, contratos ou quaisquer outros atos;
- **b)** aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria; e
- **c)** avaliar anualmente a execução da estratégia de longo prazo~~, devendo publicar suas conclusões e informá-las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica, cuja divulgação possa ser comprovadamente prejudicial aos interesses~~ da Companhia;

III manifestar-se sobre o relatório da administração e as contas da Diretoria;

IV convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;

V aprovar e acompanhar planos e programas anuais e plurianuais com o orçamento empresarial de dispêndios e investimento da Companhia e suas Subsidiárias Integrais, com indicação das fontes e aplicações de recursos;

VI autorizar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário, inclusive de outros serviços de seus auditores independentes, recomendada pelo Comitê de Auditoria Estatutário, quando a remuneração global representar mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;

VII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano trabalho, com o apoio do Comitê de Auditoria Estatutário;

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Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

VIII nomear e destituir o titular da Auditoria Interna, após recomendação do Comitê de Auditoria Estatutário;

IX monitorar, periodicamente, com o apoio do Comitê de Auditoria Estatutário, a eficácia dos sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude~~, nos termos da Lei Federal nº 13.303/2016~~;

X aprovar o Código de Conduta e o Programa de Integridade da Copel, monitorando as decisões que envolvem as práticas de governança corporativa~~,~~ e o relacionamento com partes interessadas ~~e o Código de Ética da Alta Administração Estadual~~;

XI analisar, a partir de reporte direto do Diretor responsável por ~~de~~ governança, risco e compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada;

XII estabelecer diretrizes quanto à gestão de pessoas;

XIII realizar avaliação anual, individual e coletiva, do seu desempenho e dos demais membros dos órgãos estatutários~~, observando os dispositivos da Lei Federal nº 13.303/2016, contando com apoio metodológico e procedimental do Comitê de Indicação e Avaliação~~;

XIV aprovar as transações entre partes relacionadas, dentro dos critérios e limites de alçada definidos pela Companhia, observada a política específica, com o suporte do Comitê de Auditoria Estatutário;

XV constituir, instalar e dissolver comitês não remunerados de assessoramento ao Conselho de Administração, nomear e destituir seus membros, bem como nomear e destituir os membros dos comitês estatutários de assessoramento ao Conselho de Administração, exceto se disposto em contrário neste Estatuto;

XVI aprovar os regimentos internos do Conselho de Administração, da Diretoria e dos Comitês de Assessoramento, estatutários e não estatutários, bem como eventuais alterações;

XVII aprovar e monitorar as políticas gerais da Companhia e suas respectivas alterações, no que se refere a:

- **a)** gerenciamento de riscos;
- **b)** integridade;
- **c)** transações com partes relacionadas;
- **d)** governança corporativa;
- **e)** sustentabilidade;
- **f)** mudança do clima;
- **g)** participações societárias;
- **h)** gestão de pessoas;
- **i)** saúde e segurança do trabalho;
- **j)** indicação dos membros dos órgãos estatutários e avaliação anual de desempenho;
- **k)** comunicação e porta-vozes;
- **l)** negociação de ações de emissão própria;
- **m)** dividendos;
- **n)** doações e patrocínios;
- **o)** divulgação de informações e fatos relevantes; e
- **p)** relações com investidores.

XVIII fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os *covenants* existentes nos contratos já firmados;

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Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

XIX mediante proposta da Diretoria, autorizar, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido, as provisões contábeis e, previamente, a celebração de quaisquer negócios jurídicos, incluindo aquisição, alienação ou oneração de ativos, cessão em comodato de bens do ativo permanente, constituição de ônus reais e prestação de garantias, assunção de obrigações em geral, renúncia, transação e ainda associação com outras pessoas jurídicas;

XX estabelecer os assuntos e valores para sua alçada decisória e da Diretoria, inclusive podendo delegar a aprovação dos negócios jurídicos de sua competência em limite de alçada que definir, respeitada a competência privativa prevista em lei;

XXI deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de dividendos;

XXII deliberar sobre a distribuição de dividendos intermediários, de dividendos intercalares e de juros sobre capital próprio com base nas reservas de lucros e do lucro líquido do exercício em curso registrados em demonstrações contábeis intermediárias, semestrais ou trimestrais, desde que observado o disposto na legislação, neste estatuto e na política de dividendos da Companhia;

XXIII dentro do limite do capital autorizado: (i) deliberar sobre o aumento do capital social ~~dentro do limite autorizado por este Estatuto,~~ fixando as respectivas condições de subscrição e integralização; (ii) deliberar sobre a emissão de bônus de subscrição; (iii) de acordo com plano aprovado pela Assembleia Geral, outorgar opção de compra de ações a administradores e empregados da Companhia ou de sociedade sob seu controle, ou a pessoas naturais que lhes prestem serviços, sem que os acionistas tenham direito de preferência na outorga ou subscrição destas ações; (iv) aprovar aumento do capital social mediante a capitalização de lucros ou reservas, com ou sem bonificação em ações; e (v) deliberar sobre a emissão de debêntures conversíveis;

XXIV autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;

XXV autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures ~~não conversíveis em ações~~, notas promissórias, *commercial papers*, *bonds* e outros, inclusive para oferta pública de distribuição, na forma da lei, observado o disposto no inciso XXXIII deste artigo;

XXVI aprovar aportes em investimentos societários que impliquem aumento do patrimônio líquido das participações, podendo, inclusive, delegar esta aprovação de sua competência em limite de alçada que definir;

XXVII deliberar sobre os projetos de investimento e participação em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, consórcios ou empreendimentos;

XXVIII deliberar sobre assuntos que, em virtude de disposição legal ou por determinação da Assembleia Geral, sejam de sua competência, incluindo aprovar Relatório Integrado ou de Sustentabilidade e indicadores ambientais, sociais e de governança, Formulário de Referência e Formulário 20-F; ~~Regulamento Interno de Licitações e Contratos da Companhia; além de aprovar e subscrever a Carta Anual de Políticas Públicas e de Governança Corporativa, na forma da lei;~~;

XXIX assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando

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Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente;

XXX aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia e a celebração de contratos de indenidade, observando a política de indenidade e as condições gerais dos contratos de indenidade ~~aprovados pela Assembleia Geral de acionistas~~;

XXXI solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;

XXXII exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria e deliberar sobre os casos omissos deste Estatuto;

XXXIII manifestar-se favorável ou contrariamente a respeito de qualquer oferta pública de aquisição de ações que tenha por objeto as ações de emissão da Companhia, por meio de parecer prévio fundamentado, divulgado em até 15 (quinze) dias da publicação do edital da oferta pública de aquisição de ações, que deverá abordar, no mínimo: (i) a conveniência e oportunidade da oferta pública de aquisição de ações quanto ao interesse do conjunto dos acionistas e em relação à liquidez dos valores mobiliários de sua titularidade; (ii) as repercussões da oferta pública de aquisição de ações sobre os interesses da Companhia; (iii) os planos estratégicos divulgados pelo ofertante em relação à Companhia; (iv) outros pontos que o Conselho de Administração considerar pertinentes, bem como as informações exigidas pelas regras aplicáveis estabelecidas pela Comissão de Valores Mobiliários;

XXXIV definir lista tríplice de empresas especializadas em avaliação econômica de empresas para a elaboração de laudo de avaliação das ações da Companhia, nos casos de oferta pública de aquisição das ações para cancelamento de registro de companhia aberta ou para saída do Nível 2 de Governança Corporativa da B3;

XXXV fixar prazos, procedimentos e regras aplicáveis à conversão de ações de emissão da Companhia, em conformidade com este Estatuto e a legislação aplicável;

XXXVI fixar prazos, procedimentos e regras aplicáveis à emissão de *Units*, em conformidade com este Estatuto e a legislação aplicável;

XXXVII conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração; e

XXXVIII aprovar a alteração do endereço completo da Companhia, dentro do município sede, conforme definido no ~~Art.~~ artigo 3º.

Art. ~~29~~ 31 Compete ao presidente do Conselho de Administração, além das atribuições previstas no Regimento Interno, conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho, individual e coletiva, de periodicidade anual, dos administradores e dos membros dos Comitês Estatutários, nos termos do presente Estatuto.

SEÇÃO II - DIRETORIA

Art. ~~30~~ 32 A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com as orientações gerais estabelecidas pelo Conselho de Administração.

Composição, mandato e investidura

Art. ~~31~~ 33 A Diretoria Executiva será eleita pelo Conselho de Administração, podendo ser destituída a qualquer tempo por aquele colegiado, e será composta por até 06 (seis)

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Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

Diretores ~~membros~~ Executivos, de natureza estatutária, sendo um deles o Diretor Presidente, todos residentes no País, ~~eleitos pelo Conselho de Administração~~, com mandato unificado de 02 (dois) anos, permitida reeleição, respeitando-se o mínimo de 3 (três) membros. ~~sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e Regulatório; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance.~~ A Companhia poderá ter, ainda, ~~01 (um) Diretor Adjunto de Comunicação~~ Diretores Adjuntos, cujas atribuições serão definidas pelo Conselho de Administração, conforme proposta do Diretor Presidente.

~~Parágrafo único.~~ § 1º As indicações para Diretoria devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e nº 13.303/2016 e pela política e norma interna de indicação de membros de órgãos estatutários.

§2º Na indicação do Diretor Presidente, o Conselho de Administração deverá observar a sua capacidade profissional, notório conhecimento, especialização e perfil profissional necessário às atribuições do cargo.

Art. ~~32~~ 34 É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento.

Atribuições

Art. ~~33~~ 35 A Diretoria tem poderes para praticar os atos necessários ao funcionamento regular da Companhia e à consecução do objeto social, observadas as disposições legais, estatutárias e constantes do seu Regimento Interno.

Parágrafo único. Sem prejuízo do disposto no ~~Art.~~ artigo ~~46~~ 53, compete à Diretoria administrar e gerir os negócios da Companhia de forma sustentável, cabendo-lhe apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior:

I plano de negócios para o exercício anual seguinte;

II as bases, diretrizes e estratégias de longo prazo para a elaboração do planejamento estratégico, os planos e programas anuais e plurianuais, contemplando a análise de riscos e oportunidades para um horizonte mínimo ~~de 05 (cinco) anos~~ definido no Regimento Interno das Diretorias; e

III os orçamentos de custeio e de investimentos da Companhia para o exercício anual seguinte, visando ao alcance das estratégias empresariais.

Art. ~~34~~ 36 Compete ao Diretor Presidente:

I dirigir e coordenar a Companhia;
II representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o ~~Art.~~ artigo 38 e seguintes do presente Estatuto;
III dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;
IV zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;
V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;
VI dirigir e coordenar os trabalhos da Diretoria;

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Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

VII convocar e presidir as reuniões da Diretoria;

VIII conceder licença aos demais membros da Diretoria e indicar o substituto nos casos de ausência ou impedimento temporário;

IX resolver questões de conflito de interesse ou conflito de competência entre as Diretorias;

X propor ao Conselho de Administração a indicação dos Diretores Executivos e Diretores Adjuntos, observado os requisitos e vedações estabelecidos em política e normas internas, podendo, inclusive, propor ao Conselho de Administração sua destituição a qualquer tempo;

XI deliberar sobre a adesão e permanência em compromissos voluntários assumidos pela Copel Holding e pelas Subsidiárias Integrais; e

XII exercer outras atribuições que lhe forem conferidas pelo Conselho de Administração, observada a legislação vigente e nos termos deste estatuto.

Art. ~~35~~ 37 São atribuições dos demais diretores:

I gerir as atividades objeto da sua área de atuação, estabelecidas no Regimento Interno da Diretoria;

II participar das reuniões de Diretoria, contribuindo para a definição e aplicação das políticas a serem seguidas pela Companhia e relatar sobre os assuntos relevantes da sua respectiva área de atuação; e

III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração no que se refere à gestão de sua área específica de atuação.

§ 1º As demais atribuições individuais dos diretores serão detalhadas no Regimento Interno da Diretoria.

§ 2º Além das atribuições estabelecidas neste Estatuto, compete aos diretores assistir e auxiliar o Diretor Presidente na administração dos negócios da Companhia, bem como assegurar a cooperação e o apoio aos demais diretores no âmbito de suas respectivas competências, visando à consecução dos objetivos e interesses da Companhia.

§ 3º Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das Subsidiárias Integrais e controladas.

Art. ~~36~~ 38 A Diretoria responsável por ~~de~~ governança, risco e compliance tem a atribuição de verificar o ~~é responsável pela verificação do~~ cumprimento de obrigações e gestão de riscos, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, dentre outras definidas no Regimento Interno da Diretoria.

§ 1º O Diretor responsável por ~~de~~ governança, risco e compliance poderá reportar-se diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.

§ 2º Para o exercício de suas atribuições, a Diretoria terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.

Art. ~~37~~ 39 O Diretor responsável por ~~de~~ finanças e ~~de~~ relações com investidores tem a atribuição de ~~é responsável por~~ prestar informações ao público investidor, à Comissão de Valores Mobiliários do Brasil, à *Securities and Exchange Commission* dos Estados Unidos da América e às Bolsas de Valores em que a Companhia estiver listada e por manter atualizado o registro de companhia aberta, cumprindo toda a legislação e regulamentação aplicável.

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Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

Regras para representação da Companhia

Art. ~~38~~ 40 A Companhia obriga-se perante terceiros:

I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;

II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;

III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;

IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.

Parágrafo único. O Diretor responsável por ~~de~~ finanças e de relações com investidores pode, individualmente, representar a Companhia perante a Comissão de Valores Mobiliários, a *Securities and Exchange Commission* dos Estados Unidos da América, a B3, a instituição financeira prestadora dos serviços de escrituração de ações da Companhia e entidades administradoras de mercados organizados nos quais os valores mobiliários da Companhia estejam admitidos à negociação.

Art. ~~39~~ 41 Os diretores poderão constituir mandatários da Companhia, devendo ser especificados no instrumento os atos ou operações que poderão praticar e a duração do mandato, sendo que, apenas as procurações para o foro em geral terão prazo indeterminado.

§ 1º As procurações outorgadas pela Companhia devem ser assinadas por 02 (dois) diretores conjuntamente, especificando os poderes outorgados e com prazo de vigência de, no máximo, 01 (um) ano.

§ 2º Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos diretores que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.

Art. ~~40~~ 42 Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.

Vacância e substituições

Art. ~~41~~ 43 Nas vacâncias, ausências ou impedimentos temporários de qualquer diretor, o Diretor Presidente designará outro membro da Diretoria para acumular as funções.

§ 1º Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.

§ 2º Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.

§ 3º Os diretores poderão solicitar ao Conselho de Administração afastamento ~~por~~ com licença não remunerada, desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.

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Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Art. ~~42~~ 44 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, o Diretor Presidente indicará o substituto ~~caberá~~ ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, ao qual caberá eleger o membro indicado ~~substituto~~, que completará o mandato do substituído.

Parágrafo único. Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.

SEÇÃO III - DIRETORIA REUNIDA (REDIR)

Funcionamento

Art. ~~43~~ 45 A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.

§ 1º As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria simples dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.

§ 2º A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.

§ 3º As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.

§ 4º ~~O Diretor Adjunto de Comunicação, caso eleito, poderá participar das reuniões da Diretoria, mas não terá direito a voto.~~ As atribuições de Diretores Adjuntos, caso eleitos pelo Conselho de Administração, serão definidas em Regimento Interno das Diretorias, e tal função não confere direito à voto.

Art. ~~44~~ 46 Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente na reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.

Art. ~~45~~ 47 As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.

Atribuições

Art. ~~46~~ 48 Sem prejuízo das atribuições ~~Além das atribuições~~ definidas em lei e no Regimento Interno da Diretoria, compete à Diretoria Reunida:

I deliberar sobre os negócios da Companhia de forma sustentável, considerando o seu objeto social, os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades;

II cumprir e fazer cumprir a legislação aplicável, o Estatuto Social, as políticas e normas internas da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;

III instruir e submeter à aprovação do Conselho de Administração, manifestando-se previamente sobre:

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Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

a) os planos e programas anuais e plurianuais, alinhando os dispêndios de investimentos, aos respectivos projetos, contemplando a análise de riscos e oportunidades para um horizonte mínimo ~~de 05 (cinco) anos,~~ definido no Regimento Interno das Diretorias;

b) o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;

c) os projetos de investimento, participações em novos negócios, outras sociedades, consórcios, *joint ventures,* Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;

d) o resultado de desempenho das atividades da Companhia;

e) os relatórios trimestrais da Companhia, acompanhados das demonstrações financeiras;

f) o Relatório da Administração acompanhado das demonstrações financeiras e respectivas notas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício;

g) o Relato Integrado ou o Relatório de Sustentabilidade da Companhia~~, a Carta Anual de Políticas Públicas e de Governança Corporativa~~ e demais relatórios corporativos a serem subscritos pelo Conselho de Administração;

h) o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.

i) as revisões do Código de Conduta e o Programa de Integridade da Companhia, em conformidade com a legislação aplicável;

j) as transações entre partes relacionadas, dentro dos critérios e limites definidos pela Companhia.

~~k) o regulamento interno de licitação e contratos;~~

IV aprovar:

a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua implantação e execução;

b) o plano de contas contábil;

c) o plano anual de seguros da Companhia;

d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral;

e) indicação dos representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas Subsidiárias Integrais tenham ou venham a ter participação direta ou indireta;

f) a participação corporativa em associações de classe e entidades não governamentais; ~~e~~

g) proposta relacionada à política de pessoal; e

h) o regulamento interno de aquisições e contratos.

V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração e os limites de alçada estabelecidos em normativa interna e no Regimento Interno da Diretoria:

a) atos de renúncia ou transação judicial ou extrajudicial, para pôr fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e

b) celebração de quaisquer negócios jurídicos quando o valor da operação não ultrapassar 2% (dois por cento) do patrimônio líquido, sem prejuízo da competência atribuída pelo Estatuto ao Conselho de Administração,

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Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

incluindo aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas.

Parágrafo único. Quando o valor acumulado da aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas atingir 5% (cinco por cento) do Patrimônio Líquido da Companhia, no decorrer do exercício fiscal, encaminhar relatório para deliberação pelo Conselho de Administração.

VI estabelecer as premissas e aprovar a constituição das estruturas organizacionais da Companhia e de suas Subsidiárias Integrais;

VII negociar e firmar instrumentos de gestão entre a Companhia, suas Subsidiárias Integrais e Sociedades de Propósito Específico Integrais;

VIII estabelecer e monitorar práticas de governança, controles internos, diretrizes e políticas para suas Subsidiárias Integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;

IX autorizar abertura, instalação, transferência e extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos;

X indicar, caso decida, a Subsidiária Integral responsável pela execução das atividades relativas à gestão das sociedades nas quais a Companhia e suas Subsidiárias Integrais detêm participação acionária, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes; e

XI orientar o voto a ser proferido pela Companhia nas Assembleias Gerais das Subsidiárias Integrais e demais sociedades e associações em que a Companhia possua participação direta.

Parágrafo único. A Diretoria poderá designar mandatários ou conferir poderes aos demais níveis gerenciais da Companhia e da estrutura compartilhada da qual participa, por meio de norma interna ou por instrumento hábil, inclusive em conjunto com as Subsidiárias Integrais, dentro dos limites e competência individuais atribuídos aos diretores, tais como a assinatura de contratos, convênios, termos de cooperação, além de outros instrumentos que gerem obrigação para a Companhia ou suas Subsidiárias Integrais, exceto os atos indelegáveis por lei desde que previamente aprovados dentro dos limites ora estabelecidos.

Art. ~~47~~ 49 O Regimento Interno da Diretoria detalhará as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.

CAPÍTULO V - COMITÊS ESTATUTÁRIOS

Art. ~~48~~ 50 A Companhia contará com o Comitê de Auditoria Estatutário, ~~o Comitê de Indicação e Avaliação,~~ o Comitê de Investimentos e Inovação, Comitê de Gente, ~~e~~ o Comitê de Desenvolvimento Sustentável ~~e o Comitê de Minoritários~~.

~~**Parágrafo Único.**~~ **§1º** Os comitês estatutários serão remunerados ~~Qualquer comitê remunerado deverá ser estatutário,~~ sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.

§ 2º O Conselho de Administração poderá criar comitês adicionais para o assessoramento da Administração da Companhia, com objetivos restritos e

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Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

específicos e com prazo de duração, designando os seus respectivos membros.

§ 3º O funcionamento, a remuneração dos integrantes e as atribuições dos comitês previstos neste Artigo serão disciplinados pelo Conselho de Administração, por meio de seus respectivos Regimentos Internos, respeitado o disposto neste Estatuto Social.

SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)

Art. ~~49~~ 51 O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. ~~50~~ 52 O Comitê de Auditoria Estatutário será único para a Companhia e suas Subsidiárias Integrais, exercendo suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

Art. ~~51~~ 53 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação e regulamentação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º ~~Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu presidente~~, O Presidente do Comitê de Auditoria Estatutário será eleito pelo Conselho de Administração, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas.

§ 2º O Comitê de Auditoria Estatutário será composto por 03 (três) a 05 (cinco) membros, conforme definido ~~escolhidos~~ pelo Conselho de Administração, escolhidos, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois) anos, permitidas~~, no máximo, 03 (três) reconduções consecutivas~~ reeleições, observados os seguintes parâmetros:

- I ter a maioria de membros independentes ~~nos termos da Lei Federal nº 13.303/2016~~ nos termos da legislação e regulamentação aplicáveis;
- II no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, que o caracterize como "especialista financeiro" nos termos da legislação vigente;
- III no mínimo 01(um) dos membros do Comitê deverá ser integrante do Conselho de Administração;
- IV no mínimo 01(um) dos membros do Comitê não será membro do Conselho de Administração e deverá ser escolhido dentre pessoas de mercado de notória experiência e capacidade técnica; ~~e~~
- V o Presidente do Comitê deverá ser membro do Conselho de Administração;
- VI o prazo máximo para exercício do cargo é de 10 anos; e
- VII é vedada a participação de diretores da companhia, suas controladas, controladora, coligadas ou sociedades em controle comum, diretas ou indiretas, no Comitê.

~~§ 3º Os membros do Comitê de Auditoria Estatutário deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.~~

§ ~~4º~~ 3º O Comitê de Auditoria Estatutário se reunirá: (i) ordinariamente, uma vez por mês; (ii) trimestralmente com o Conselho Fiscal, Conselho de Administração, Auditoria Interna e auditoria independente; e (iii) extraordinariamente, sempre que necessário, decidindo por maioria de votos,

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Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

com registro em ata a ser divulgada, no *website* da Companhia e em conformidade com a legislação aplicável, salvo quando o Conselho de Administração entender que sua publicação poderá colocar em risco interesse legítimo da Companhia, quando divulgará apenas seu extrato.

§ ~~5º~~ 4º A Auditoria Interna será vinculada funcionalmente ao Conselho de Administração por intermédio do Comitê de Auditoria Estatutário.

Art. ~~52~~ 54 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

~~SEÇÃO II - COMITÊ DE INDICAÇÃO E AVALIAÇÃO (CIA)~~

~~**Art. 53** O Comitê de Indicação e Avaliação é órgão estatutário de caráter permanente, auxiliar dos acionistas, com as prerrogativas conforme previsto na Lei Federal nº 13.303/2016 e no seu Regimento Interno, que verificará a conformidade do processo de indicação e de avaliação dos administradores, conselheiros fiscais e membros de Comitês Estatutários, nos termos da legislação vigente.~~

~~§ 1º O Comitê de Indicação e Avaliação será composto por 03 (três) a 05 (cinco) membros, eleitos e destituídos pela Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas, com a seguinte composição:~~

~~a) no mínimo 02 (dois) e no máximo 03 (três) membros escolhidos pelo acionista controlador;~~

~~b) no mínimo 01 (um) e no máximo 02 (dois) membros indicados pelos acionistas não controladores; e~~

~~c) será assegurado ao acionista controlador o direito de eleger a maioria dos membros do Comitê.~~

~~§ 2º O Comitê de Indicação e Avaliação da Copel será único para a Copel Holding e suas Subsidiárias Integrais, podendo ser estendido às empresas controladas, coligadas e demais empresas que a Copel tenha participação.~~

~~§ 3º Os membros do Comitê de Indicação e Avaliação deverão opinar, de modo a auxiliar os acionistas sobre a conformidade na indicação de administradores, conselheiros fiscais e membros de Comitês Estatutários, observando o cumprimento dos requisitos e ausências de vedações para as respectivas eleições.~~

~~§ 4º O Comitê de Indicação e Avaliação verificará a conformidade do processo de avaliação dos administradores, conselheiros fiscais e membros dos Comitês Estatutários, de acordo com os parâmetros da Lei Federal nº 13.303/2016.~~

~~**Art. 54** As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.~~

~~§ 1º O Comitê de Indicação e Avaliação se reunirá sempre que necessário e decidirá por maioria de votos, e de acordo com o previsto em seu Regimento Interno, registrará em ata, inclusive as dissidências e protestos, a qual divulgará no *website* da Companhia em conformidade com a legislação aplicável, sem prejuízo da divulgação de outras deliberações que o Comitê entender necessário.~~

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Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

§ 2º O Presidente do Comitê de Indicação e Avaliação será eleito por seus pares, em sua primeira reunião, ao qual caberá dar cumprimento às deliberações do órgão.

SEÇÃO III II - COMITÊ DE INVESTIMENTOS E INOVAÇÃO (CII)

Art. 55 O Comitê de Investimentos e Inovação é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 56 O Comitê de Investimentos e Inovação será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

Art. 57 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º O presidente do Comitê de Investimentos e Inovação, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê.

§ 2º O Comitê de Investimentos e Inovação será composto por 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas reeleições, sendo:

I. 01 (um) deles o secretário executivo do Conselho de Administração; e
II. 01 (um) membro do Conselho de Administração, representante dos acionistas minoritários;

§ 3º Os membros do Comitê de Investimentos e Inovação deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.

§ 3º O Diretor Presidente da Companhia integrará o Comitê de Investimentos e Inovação, sem direito à voto; e

§ 4º O Comitê de Investimentos e Inovação se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.

Art. 58 É conferido ao Comitê de Investimentos e Inovação autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com contratação e utilização de especialistas externos independentes.

SEÇÃO IV III - COMITÊ DE DESENVOVIMENTO SUSTENTÁVEL (CDS)

Art. 59 O Comitê de Desenvolvimento Sustentável é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 60 O Comitê de Desenvolvimento Sustentável será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

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Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Art. 61 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º O presidente do Comitê de Desenvolvimento Sustentável, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão~~, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê~~.

§ 2º O Comitê de Desenvolvimento Sustentável será composto de 03 (três) ~~a 05 (cinco)~~ membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitida~~s, no máximo, 03 (três) reconduções consecutivas~~ reeleição, observados os seguintes parâmetros:

I ~~no mínimo 02 (dois)~~ até 03 (três) membros do Conselho de Administração~~, sendo 01 (um) deles o secretário executivo do órgão~~; e;

~~II 01 (um) membro do Comitê de Indicação e Avaliação; e~~

~~III~~ II até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.

~~§ 3º Os membros do Comitê de Desenvolvimento Sustentável deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.~~

§ 3º O Diretor Presidente da Companhia integrará o Comitê de Desenvolvimento Sustentável sem direito à voto; e

§ 4º O Comitê de Desenvolvimento Sustentável se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.

Art. 62 É conferido ao Comitê de Desenvolvimento Sustentável autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

~~SEÇÃO V - COMITÊ DE MINORITÁRIOS (CDM)~~

~~**Art. 63** O Comitê de Minoritários é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.~~

~~**Art. 64** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.~~

~~§ 1º O presidente do Comitê de Minoritários, ao qual caberá dar cumprimento às deliberações do órgão, será eleito pelo Conselho de Administração.~~

~~§ 2º O Comitê de Minoritários será composto de 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo.~~

~~I. 02 (dois) deles representantes dos acionistas não controladores; e~~

~~II. 01 (um) deles membro independente do Conselho de Administração;~~

~~§ 3º Os membros do Comitê de Minoritários deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.~~

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

~~§ 4º O Comitê de Minoritários se reunirá sempre que necessário, conforme os assuntos de sua competência forem tratados pelo Conselho de Administração, decidindo por maioria de votos, com registro em ata, conforme previsto em seu Regimento Interno, inclusive das dissidências e dos protestos.~~

~~**Art. 65** É conferido ao Comitê de Minoritários autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.~~

SEÇÃO IV - COMITÊ DE GENTE (CDG)

Art. 63 O Comitê de Gente é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 64 O Comitê de Gente será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

Art. 65 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º O Comitê de Gente auxiliará o Conselho de Administração na elaboração e no acompanhamento do plano de sucessão, na avaliação e na estratégia de remuneração dos administradores, membros de comitês de assessoramento e conselheiros fiscais, e nas propostas e demais assuntos relativos à política de pessoal.

§ 2º O Comitê de Gente acompanhará o processo de elegibilidade dos administradores, conselheiros fiscais e membros de Comitês Estatutários em conformidade com as disposições legais e estatutárias e considerando ainda as regras fixadas em normativos internos.

§ 3º O presidente do Comitê de Gente, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão.

§ 4º O Comitê de Gente será composto de 03 (três) membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitida reeleição, observados os seguintes parâmetros:

I até 03 (três) membros do Conselho de Administração; e

II até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.

§ 5º O Diretor Presidente da Companhia integrará o Comitê de Gente sem direito à voto; e

§ 6º O Comitê de Gente se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.

Art. 66 É conferido ao Comitê de Gente autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CAPÍTULO VI - CONSELHO FISCAL (CF)

Art. 66 67 A Companhia contará com um Conselho Fiscal de funcionamento permanente de fiscalização, de atuação colegiada e individual, com as competências e atribuições previstas nas Leis Federaisl nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.

Art. 67 68 O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.

Composição e funcionamento

Art. 68 69 O Conselho Fiscal, de funcionamento permanente, será composto por 5 (cinco) 03 (três) membros titulares e igual número de suplentes, eleitos em Assembleia Geral, nos termos da Lei nº 6.404/1976, com mandato unificado de 02 (dois) anos, 1 (um) ano, a contar da data de sua eleição, permitida reeleição, no máximo, 02 (duas) reconduções consecutivas.

§ 1º O Conselho Fiscal das Subsidiárias Integrais da Copel será composto pelos 03 (três) membros e respectivos suplentes indicados pelo acionista controlador para o Conselho Fiscal da Copel Holding.

§ 2º 1º O presidente do Conselho Fiscal será eleito por seus pares, na primeira reunião após a eleição de seus membros, cabendo ao presidente dar cumprimento às deliberações do órgão.

§ 3º As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 4º 2º Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função e que tenham exercido, por prazo mínimo de 03 (três) anos, cargo de direção ou assessoramento na Administração Pública ou cargo de conselheiro fiscal ou administrador em empresa.

§ 5º Não podem ser eleitos para o Conselho Fiscal, além das pessoas enumeradas nos parágrafos do Art. 147 da Lei Federal nº 6.404/1976, membros de Órgãos de Administração e empregados da Companhia ou de sociedade controlada ou do mesmo grupo, e o cônjuge ou parente, até terceiro grau, de administrador da Companhia.

§ 6º É vedada a indicação para o Conselho Fiscal:

I de representante do órgão regulador ao qual a Copel está sujeita, de ministro de estado, de secretário de estado, de secretário municipal, de titular de cargo sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;

II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;

III de pessoa que exerça cargo em organização sindical;

IV de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

V ~~de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.~~

~~§ 7º A vedação prevista no inciso I do § 5º estende-se aos parentes consanguíneos ou afins até o terceiro grau das pessoas nele mencionadas.~~

Art. ~~69~~ 70 As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 1º A função de membro do Conselho Fiscal é indelegável.

§ 2º Os membros do Conselho Fiscal têm os mesmos deveres dos administradores de que tratam os artigos 153 a 156 da Lei Federal nº 6.404/1976 e respondem pelos danos resultantes de omissão no cumprimento de seus deveres e de atos praticados com culpa ou dolo, ou com violação da lei ou do estatuto

Vacância e substituições

Art. ~~70~~ 71 Na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato.

Representação e pareceres

Art. ~~71~~ 72 O presidente do Conselho Fiscal, ou ao menos um dos membros deverá comparecer às reuniões da Assembleia Geral e responder aos pedidos de informações formulados pelos acionistas.

Parágrafo único. Os pareceres e representações do ~~conselho fiscal~~ Conselho Fiscal, ou de qualquer um de seus membros, poderão ser apresentados e lidos na Assembleia Geral, independentemente de publicação e ainda que a matéria não conste da ordem do dia.

CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS

Posse, impedimentos e vedações

Art. ~~72~~ 73 Para investidura no cargo, os membros dos órgãos estatutários deverão observar as condições mínimas impostas pela~~s~~ Lei~~s~~ Federa~~is~~l nº 6.404/1976 ~~e nº 13.303/2016~~, bem como deverão cumprir os procedimentos estabelecidos na Política de Indicação.

Parágrafo Único - Em razão de incompatibilidade, é vedada a investidura para o Conselho de Administração, comitês de assessoramento, Diretoria Executiva e Conselho Fiscal da Copel e suas Subsidiárias Integrais:

I de representante do órgão regulador ao qual a Companhia está sujeita, de Ministro de Estado, de Secretário de Estado, de Secretário Municipal, de titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo; e

II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em cargo de organização sindical.

Art. ~~73~~ 74 Os membros dos órgãos estatutários serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

§ 1º O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio indicado somente mediante comunicação escrita à Companhia.

§ 2º A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato.

Art. ~~74~~ 75 A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do Termo de Anuência dos Administradores, e a posse dos membros do Conselho Fiscal estará condicionada à prévia subscrição do Termo de Anuência dos Membros do Conselho Fiscal, nos termos do Regulamento do Nível 2 da B3, bem como ao atendimento dos requisitos legais aplicáveis.

~~**Art. 75** O prazo de mandato dos membros do Conselho de Administração, do Conselho Fiscal, dos Comitês Estatutários de Assessoramento e da Diretoria será de 02 (dois) anos, sendo permitidas, no máximo:~~

III ~~02 (duas) reconduções consecutivas, para os membros do Conselho Fiscal e do Comitê de Indicação e Avaliação;~~

IV ~~03 (três) reconduções consecutivas, para os membros do Conselho de Administração, do Comitê de Auditoria Estatutário, do Comitê de Investimentos e Inovação, do Comitê de Desenvolvimento Sustentável, do Comitê de Minoritários e da Diretoria.~~

~~**Parágrafo único.** Atingido o limite de reconduções a que se referem os incisos I e II do *caput* deste artigo, o retorno de membro ao órgão estatutário na mesma Companhia, só poderá ser efetuado após decorrido prazo equivalente a um mandato, exceto ao Comitê de Auditoria Estatutário, ao qual só poderá ser efetuado após decorrido prazo de 03 (três) anos.~~

Art. 76 Os administradores da Companhia, os membros do Conselho Fiscal e dos Comitês Estatutários deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura do termo respectivo.

Art. 77 O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse.

Art. 78 Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição a qualquer tempo, nos termos da legislação aplicável e deste Estatuto.

Art. 79 Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.

Art. 80 Além dos casos previstos em lei, dar-se-á vacância do cargo quando:

I o membro do Conselho de Administração ou Fiscal ou dos Comitês Estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa; e

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração.

Art. 81 Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos Comitês Estatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas Subsidiárias Integrais, ~~com o apoio do Comitê de Indicação e Avaliação,~~ podendo contar com instituição independente, conforme procedimento previamente definido e em conformidade com a Política de Avaliação~~, observado os quesitos mínimos previstos pela Lei Federal nº 13.303/2016~~.

Art. 82 Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro próprio de atas, podendo estas serem lavradas de forma sumária.

§ 1º Em caso de decisão que não seja unânime, justificativa para o voto divergente poderá ser registrada, observando que se exime de responsabilidade o membro dissidente que faça consignar sua divergência em ata de reunião ou, não sendo possível, dê ciência imediata e por escrito de sua posição.

§ 2º Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver presidindo a reunião terá o voto de desempate, além do voto pessoal.

Art. 83 Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.

Art. 84 As reuniões dos órgãos estatutários podem ser presenciais, por audioconferência ou videoconferência, nos termos deste Estatuto e do respectivo Regimento Interno.

Remuneração

Art. 85 A remuneração dos membros dos Órgãos Estatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto.

~~**Parágrafo único.**~~ **§ 1º** A remuneração dos membros do Conselho Fiscal, fixada pela Assembleia Geral que os eleger, observará o mínimo estabelecido legalmente, além do reembolso obrigatório das despesas de locomoção e estada necessárias ao desempenho da função.

~~**Art. 86** É vedada a participação remunerada de membros da administração pública, direta ou indireta, em mais de 02 (dois) conselhos, incluindo os Conselhos de Administração ou Fiscal, considerando a Companhia ou de suas subsidiárias.~~

~~**Parágrafo único.**~~ **§ 2º** O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.

CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS

Art. ~~87~~ 86 O exercício social coincide com o ano civil e ao término de cada exercício social serão elaboradas as demonstrações financeiras observando as regras contidas na Lei Federal nº 6.404/1976, e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

§ 1º A Companhia deverá elaborar demonstrações financeiras trimestrais e divulgá-las em ~~sítio eletrônico~~ *website*.

§ 2º Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:

I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;

II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social;

III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e

IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.

Art. ~~88~~ 87 Os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio, que não poderão ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ajustado de acordo com a Lei Federal nº 6.404/1976.

§ 1º Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração, poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou de juros sobre o capital próprio, desde que em conformidade com a política de dividendos e sem prejuízo da posterior ratificação da Assembleia Geral.

§ 2º Os dividendos intermediários, intercalares e os juros sobre capital próprio distribuídos nos termos do §1º, serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável.

§ 3º O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.

§ 4º Os lucros que deixarem de ser distribuídos nos termos do §3º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia.

~~§ 5º Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.~~

§ ~~6º~~ 5º Quando da distribuição de juros sobre capital próprio, o percentual previsto no *caput* será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável.

Art. ~~89~~ 88 Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.

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COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO

Art. ~~90~~ **89** A Companhia dissolver-se-á e entrará em liquidação nos casos previstos em lei, cabendo à Assembleia Geral estabelecer o modo de liquidação e eleger o liquidante, ou liquidantes, e o Conselho Fiscal, caso seu funcionamento seja solicitado por acionistas que perfaçam o quórum estabelecido em lei ou na regulamentação expedida pela Comissão de Valores Mobiliários, obedecidas as formalidades legais, fixando-lhes os poderes e a remuneração.

CAPÍTULO X - MECANISMOS DE DEFESA

Art. ~~91~~ **90** Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei.

Art. ~~92~~ **91** A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes dos Órgãos Estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções.

§ 1º A mesma proteção definida no *caput* será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e/ou administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos administradores.

§ 2º A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia.

§ 3º Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar, por sua conta, advogado de sua confiança, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade.

§ 4º O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do §3º.

Art. ~~93~~ **92** A Companhia poderá celebrar contratos de indenidade, observadas a legislação aplicável e as diretrizes definidas ~~pela Assembleia Geral em política específica~~ na Política de Indenidade.

§ 1º Os contratos previstos no caput deste Artigo não indenizarão atos praticados:

- **I** fora do exercício das atribuições ou poderes de seus signatários;
- **II** com má-fé, dolo, culpa grave ou mediante fraude;
- **III** em interesse próprio ou de terceiros, em detrimento do interesse social da companhia; e
- **IV** demais casos previstos na política e no respectivo contrato de indenidade.

§ 2º A cobertura do contrato de indenidade se aplica caso não exista cobertura de seguro de responsabilidade civil, previsto no ~~Art.~~ artigo ~~95~~ 94 do presente Estatuto.

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COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

Art. ~~94~~ 93 A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica. Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.

Art. ~~95~~ 94 Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no ~~Art.~~ artigo ~~91~~ 90 do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia de todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.

Art. ~~96~~ 95 A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no ~~Art.~~ artigo ~~91~~ 90 do presente Estatuto, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.

CAPÍTULO XI - ALIENAÇÃO DE CONTROLE

~~**Art. 97** A perda da qualificação de acionista controlador pelo Estado do Paraná só poderá ocorrer em conformidade com os procedimentos constitucionais e legais aplicáveis, incluindo, sem limitação, caso aplicável, a necessidade de prévia autorização legislativa. Desde que preenchidos os pressupostos constitucionais e legais, a alienação de controle da Companhia, além de normas especificamente aplicáveis, deverá observar o disposto neste Capítulo.~~

Art. ~~98~~ 96 A alienação de controle da Companhia, caso aplicável, tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição, suspensiva ou resolutiva, de que o adquirente se obrigue a efetivar oferta pública de aquisição das ações dos demais acionistas da Companhia, observando as condições e os prazos previstos na legislação vigente e no Regulamento do Nível 2 de Governança Corporativa da B3, de forma a assegurar-lhes tratamento igualitário àquele dado ao acionista controlador alienante.

Parágrafo único. A oferta pública de que trata este artigo será exigida ainda: (i) quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia; ou (ii) em caso de alienação do controle de sociedade que detenha o poder de controle da Companhia, sendo que, nesse caso, o acionista controlador alienante ficará obrigado a declarar à B3 o valor atribuído à Companhia nessa alienação, anexando documentação que comprove esse valor

Art. ~~99~~ 97 Aquele que adquirir o poder de controle, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, estará obrigado a: (i) efetivar a oferta pública referida no ~~art.~~ artigo 96 acima; e (ii) pagar, nos termos a seguir indicados, quantia equivalente à diferença entre o preço da oferta pública e o valor pago por ação eventualmente adquirida em bolsa nos 6 (seis) meses anteriores à data da aquisição do Poder de Controle, devidamente atualizado até a data do pagamento. Referida quantia deverá ser distribuída entre todas as pessoas que venderam ações da Companhia nos pregões em que o adquirente realizou as aquisições, proporcionalmente ao saldo líquido vendedor diário de cada uma, cabendo à B3 operacionalizar a distribuição, nos termos de seus regulamentos.

Estatuto Social Copel - pág. 34/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Art. ~~100~~ 98 A Companhia não registrará qualquer transferência de ações para o adquirente ou para aquele(s) que vier(em) a deter o poder de controle, enquanto este(s) não subscrever(em) o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.

Art. ~~101~~ 99 Nenhum acordo de acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia enquanto os seus signatários não tenham subscrito o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.

Art. ~~102~~ 100 Na oferta pública de aquisição de ações, a ser feita pelo acionista controlador ou pela Companhia, para o cancelamento do registro de companhia aberta, o preço mínimo a ser ofertado deverá corresponder ao valor econômico apurado no laudo de avaliação elaborado nos termos dos parágrafos 1º e 2º deste artigo, respeitadas as normas legais e regulamentares aplicáveis.

§ 1º O laudo de avaliação referido no caput deste artigo deverá ser elaborado por instituição ou empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, de seus administradores e/ou do(s) acionista(s) controlador(es), além de satisfazer os requisitos do §1° do artigo 8° da Lei Federal nº 6.404/1976, e conter a responsabilidade prevista no §6º do mesmo artigo.

§ 2º A escolha da instituição ou empresa especializada responsável pela determinação do valor econômico da Companhia é de competência privativa da assembleia geral, a partir da apresentação, pelo conselho de administração, de lista tríplice, devendo a respectiva deliberação, não se computando os votos em branco, e cabendo a cada ação, independentemente de espécie ou classe, o direito a um voto, ser tomada pela maioria dos votos dos acionistas representantes das ações em circulação presentes naquela assembleia, que, se instalada em primeira convocação, deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total de ações em circulação, ou que, se instalada em segunda convocação, poderá contar com a presença de qualquer número de acionistas representantes das ações em circulação.

CAPÍTULO XII - SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3

Art. ~~103~~ 101 Caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, o acionista controlador deverá efetivar oferta pública de aquisição das ações pertencentes aos demais acionistas da Companhia, no mínimo, pelo respectivo valor econômico, a ser apurado em laudo de avaliação elaborado nos termos dos §§ 1º e 2º do ~~art.~~ artigo ~~102~~ 100, respeitadas as normas legais e regulamentares aplicáveis.

Parágrafo único. O acionista controlador estará dispensado de proceder à oferta pública de aquisição de ações referida no *caput* deste artigo se a Companhia sair do Nível 2 de Governança Corporativa em razão da celebração do contrato de participação da Companhia no segmento especial da B3 denominado Novo Mercado (Novo Mercado) ou se a Companhia, resultante de reorganização societária, obtiver autorização para negociação de valores mobiliários no Novo Mercado, no prazo de

Estatuto Social Copel - pág. 35/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

120 (cento e vinte) dias, contados da data da Assembleia Geral que aprovou a referida operação.

Art. ~~104~~ 102 Na hipótese de não haver acionista controlador, caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa ou no Novo Mercado no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, a saída estará condicionada à realização de oferta pública de aquisição de ações nas mesmas condições previstas no artigo anterior.

§ 1º A referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.

§ 2º Na ausência de definição dos responsáveis pela realização da oferta pública de aquisição de ações, no caso de operação de reorganização societária, na qual a companhia resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa, caberá aos acionistas que votaram favoravelmente à reorganização societária realizar a referida oferta.

Art. ~~105~~ 103 A saída da Companhia do Nível 2 de Governança Corporativa da B3 em razão de descumprimento de obrigações constantes do Regulamento do Nível 2 está condicionada à efetivação de oferta pública de aquisição de ações, no mínimo, pelo valor econômico das ações, a ser apurado em laudo de avaliação de que trata o ~~art.~~ artigo ~~102~~ 100 do presente Estatuto, respeitadas as normas legais e regulamentares aplicáveis.

§ 1º O acionista controlador deverá efetivar a oferta pública de aquisição de ações prevista no *caput* desse artigo.

§ 2º Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa referida no *caput* decorrer de deliberação da Assembleia Geral, os acionistas que tenham votado a favor da deliberação que implicou o respectivo descumprimento deverão efetivar a oferta pública de aquisição de ações prevista no *caput*.

§ 3º Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* ocorrer em razão de ato ou fato da administração, os administradores da Companhia deverão convocar Assembleia Geral de Acionistas cuja ordem do dia será a deliberação sobre como sanar o descumprimento das obrigações constantes do Regulamento do Nível 2 ou, se for o caso, deliberar pela saída da Companhia do Nível 2 de Governança Corporativa.

§ 4º Caso a Assembleia Geral mencionada no §3º delibere pela saída da Companhia do Nível 2 de Governança Corporativa da B3, a referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações prevista no *caput*, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.

Estatuto Social Copel - pág. 36/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CAPÍTULO XIII – PROTEÇÃO À DISPERSÃO ACIONÁRIA

Art. 104 O acionista ou grupo de acionistas que, direta ou indiretamente, vier a se tornar titular de ações ordinárias que, em conjunto, ultrapassem 25% (vinte e cinco por cento) do capital votante da Copel e que não retorne a patamar inferior a tal percentual em até 120 (cento e vinte) dias deverá realizar uma oferta pública para a aquisição da totalidade das demais ações ordinárias, por valor, no mínimo, 100% (cem por cento) superior à maior cotação das ações ordinárias nos últimos 504 (quinhentos e quatro) pregões anteriores a data em que o acionista ou o grupo de acionistas ultrapassar o limite previsto neste artigo, atualizada *pro rata dies*, pela taxa do Sistema Especial de Liquidação e Custódia – SELIC.

Parágrafo único. A obrigação de realizar oferta pública de aquisição não se aplicará à participação efetiva, direta ou indireta, dos acionistas que tenham, na data da entrada em vigor do dispositivo, participação superior ao previsto no caput, mas será aplicável caso (1) futuramente, após redução, a sua participação venha a aumentar e ultrapassar o percentual de 25% (vinte e cinco por cento) do capital votante da Companhia; ou (2) não tenha reduzido sua participação abaixo do percentual previsto no caput, venha a adquirir qualquer participação adicional que não seja alienada no prazo previsto neste artigo.

Art. 105 O acionista ou grupo de acionistas que, direta ou indiretamente, vier a se tornar titular de ações ordinárias que, em conjunto, ultrapassem 50% (cinquenta por cento) do capital votante da Copel e que não retorne a patamar inferior a tal percentual em até 120 (cento e vinte) dias deverá realizar uma oferta pública para a aquisição da totalidade das demais ações ordinárias, por valor, no mínimo, 200% (duzentos por cento) superior à maior cotação das ações ordinárias nos últimos 504 (quinhentos e quatro) pregões, anteriores a data em que o acionista ou o grupo de acionistas ultrapassar o limite previsto neste artigo, atualizada *pro rata dies*, pela taxa do Sistema Especial de Liquidação e Custódia – SELIC.

CAPÍTULO ~~XIII~~ XIV – EMISSÃO DE *UNITS*

Art. 106 A Companhia poderá patrocinar a emissão de certificados de depósito de ações, representativos de 1 (uma) ação ordinária e 4 (quatro) ações preferenciais classe B (*Units*).

§ 1º As *Units* poderão ser emitidas: (i) mediante solicitação dos acionistas que detenham ações em quantidade necessária à composição das *Units*, observados os prazos, regras e procedimentos fixados pelo Conselho de Administração; (ii) mediante deliberação do Conselho de Administração, em caso de aumento de capital dentro do limite de capital autorizado com a emissão de novas ações a serem representadas por *Units*; e (iii) nos casos previstos nos Artigos 109 e 110 do presente Estatuto.

§ 2º Somente poderão ser objeto de depósito para a emissão de *Units* ações livres de ônus e gravames.

§ 3º A Companhia poderá contratar instituição financeira para emissão das *Units*.

Art. 107 Os titulares das *Units* terão os mesmos direitos e vantagens das ações por elas representadas, inclusive quanto ao pagamento de dividendos, juros sobre o capital próprio e quaisquer outras bonificações, pagamentos ou proventos a que possam fazer jus.

Parágrafo único. Os titulares das *Units* têm o direito de participar das Assembleias Gerais e nelas exercer todas as prerrogativas conferidas às ações representadas

Estatuto Social Copel - pág. 37/40

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

pelas *Units*, mediante comprovação de sua titularidade e observadas as regras de representação de acionistas previstas neste Estatuto.

Art. 108 As *Units* são escriturais, observado que, a partir da emissão das *Units*, as ações depositadas ficarão registradas em conta de depósito aberta em nome do titular das ações perante a instituição financeira depositária.

§ 1º Salvo na hipótese de cancelamento das *Units*, a propriedade das ações representadas pelas *Units* somente poderá ser transferida por meio da transferência das *Units*.

§ 2º O titular das *Units* terá o direito de solicitar à instituição financeira depositária, a qualquer tempo, o cancelamento das *Units* e a consequente entrega das respectivas ações depositadas, observados os prazos, regras e procedimentos a serem fixados pelo Conselho de Administração.

§ 3º As *Units* sujeitas a ônus, gravames ou embaraços não poderão ser objeto de pedido de cancelamento.

§ 4º O Conselho de Administração poderá, a qualquer tempo, suspender por prazo determinado, não superior a 30 (trinta) dias, a possibilidade de cancelamento de *Units* referida no § 2º, no caso de início de oferta pública de distribuição primária e/ou secundária de *Units*, no mercado local e/ou internacional.

Art. 109 Nas hipóteses de desdobramento, grupamento, bonificação ou emissão de novas ações mediante a capitalização de lucros ou reservas, as seguintes regras deverão ser observadas com relação às *Units*:

I no caso de aumento da quantidade de ações de emissão da Companhia, a instituição financeira depositária registrará o depósito das novas ações e creditará novas *Units* na conta dos respectivos titulares, de modo a refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no Artigo 106 do presente Estatuto, sendo que as ações que não forem passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*; e

II no caso da redução da quantidade de ações de emissão da Companhia, a instituição financeira depositária debitará as contas de depósito de *Units* dos titulares das ações grupadas, efetuando o cancelamento automático de *Units* em número suficiente para refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no Artigo 106 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.

Art. 110 Na hipótese de exercício do direito de preferência para a subscrição de ações de emissão da Companhia, se houver, a instituição financeira depositária criará novas *Units* no livro de registro de *Units* escriturais, creditando-lhes aos respectivos titulares, de modo a refletir a nova quantidade de ações depositadas na conta de depósito vinculada às *Units*, sempre observando a proporção prevista no artigo 106 deste Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.

Parágrafo único. Nos casos em que houver o exercício do direito de preferência para a subscrição de outros valores mobiliários de emissão da Companhia, não ocorrerá o crédito automático de *Units*.

CAPÍTULO ~~XIV~~ XV - RESOLUÇÃO DE CONFLITOS

Art. 111 A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, perante a Câmara de Arbitragem do

Estatuto Social Copel - pág. 38/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Mercado, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda de, em especial, quanto aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei Federal nº 6.404/1976 e alterações posteriores, neste Estatuto, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento do Nível 2, do Regulamento de Arbitragem, do Regulamento de Sanções e do Contrato de Participação no Nível 2 de Governança Corporativa da B3.

CAPÍTULO ~~XV~~ XVI - DISPOSIÇÕES GERAIS

Art. 112 Na hipótese de retirada de acionistas ~~ou de fechamento de capital~~, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor patrimonial por ação ~~econômico de tais ações~~, a ser apurado com base no último conjunto de demonstrações financeiras aprovadas pela assembleia geral, sendo facultado ao acionista requerer levantamento de balanço especial nas hipóteses previstas no ~~art.~~ artigo 45 da Lei ~~Federal~~ nº 6.404/1976~~, sempre que tal valor for inferior ao valor patrimonial~~.

Art. 113 A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em normas regulatórias e normativas expedidas por órgãos estaduais e federais.

~~**Art. 114** As regras referentes aos prazos de mandato dos membros dos Órgãos Estatutários previstos neste Estatuto deverão ser aplicadas conforme previsto na Lei Federal nº 13.303/2016 e demais disposições legais aplicáveis.~~

Art. 114 O representante dos empregados da Companhia, eleito pela 68ª AGO, realizada em 28.04.2023, como membro do Conselho de Administração, permanecerá na posição até o final do seu respectivo mandato a ser encerrado na Assembleia Geral Ordinária a ser realizada em 2025.

Estatuto Social Copel - pág. 39/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

O texto originário do Estatuto da Copel (arquivado na Jucepar, sob o nº 17.340, em 16.06.1955, e publicado no DOE PR, de 25.06.1955) foi objeto de modificações cujas referências são citadas a seguir:

Ata da AG	JUCEPAR		Publicada no DOE PR
	Nº arq.	Data	
09.09.1969	*83.759*	*01.10.1969*	*08.10.1969*
21.08.1970	*88.256*	*04.09.1970*	*14.09.1970*
22.10.1970	*88.878*	*05.11.1970*	*16.11.1970*
28.04.1972	*95.513*	*24.05.1972*	*30.05.1972*
30.04.1973	*101.449*	*15.08.1973*	*28.08.1973*
06.05.1974	*104.755*	*21.05.1974*	*05.06.1974*
27.12.1974	*108.364*	*07.02.1975*	*21.02.1975*
30.04.1975	*110.111*	*03.06.1975*	*18.06.1975*
26.03.1976	*114.535*	*29.04.1976*	*10.05.1976*
15.02.1978	*123.530*	*28.02.1978*	*08.03.1978*
14.08.1979	*130.981*	*09.11.1979*	*20.11.1979*
26.02.1980	*132.253*	*25.03.1980*	*16.04.1980*
30.10.1981	*139.832*	*01.12.1981*	*18.12.1981*
02.05.1983	*146.251*	*31.05.1983*	*14.06.1983*
23.05.1984	*150.596*	*26.07.1984*	*28.08.1984*
17.12.1984	*160.881*	*17.01.1985*	*11.02.1985*
11.06.1985	*162.212*	*01.07.1985*	*18.07.1985*
12.01.1987	*166.674*	*13.02.1987*	*26.02.1987*
18.03.1987	*166.903*	*07.04.1987*	*08.05.1987*
19.06.1987	*167.914*	*02.07.1987*	*14.07.1987*
22.02.1994	*18444,7*	*28.02.1994*	*17.03.1994*
22.08.1994	*309,0*	*20.09.1994*	*06.10.1994*
15.02.1996	*960275860*	*27.02.1996*	*06.03.1996*
18.10.1996	*961839597*	*29.10.1996*	*06.11.1996*
10.07.1997	*971614148*	*18.07.1997*	*22.07.1997*
12.03.1998	*980428793*	*01.04.1998*	*07.04.1998*
30.04.1998	*981597050*	*06.05.1998*	*12.05.1998*
25.05.1998	*981780954*	*28.05.1998*	*02.06.1998*
26.01.1999	*990171175*	*05.02.1999*	*11.02.1999*
25.03.1999	*990646483*	*14.04.1999*	*23.04.1999*
27.03.2000	*000633666*	*30.03.2000*	*07.04.2000*
07.08.2001	*20011994770*	*14.08.2001*	*27.08.2001*
26.12.2002	*20030096413*	*29.01.2003*	*10.02.2003*
19.02.2004	*20040836223*	*08.03.2004*	*19.03.2004*
17.06.2005	*20052144879*	*23.06.2005*	*05.07.2005*
11.01.2006	*20060050632*	*20.01.2006*	*25.01.2006*

Cont....

Estatuto Social Copel - pág. 40/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

Continuação...

Ata da AG	JUCEPAR		Publicada no DOE PR
	Nº arq.	Data	
24.08.2006	*20063253062*	*30.08.2006*	*11.09.2006*
02.07.2007	*20072743441*	*04.07.2007*	*27.07.2007*
18.04.2008	*20081683790*	*25.04.2008*	*27.05.2008*
13.03.2009	*20091201500*	*13.03.2009*	*31.03.2009*
08.07.2010	*20106612077*	*20.07.2010*	*04.08.2010*
28.04.2011	*20111122929*	*10.05.2011*	*07.06.2011*
26.04.2012	*20123192609*	*09.05.2012*	*15.05.2012*
25.04.2013	*20132186560*	*07.05.2013*	*20.05.2013*
25.07.2013	*20134231198*	*30.07.2013*	*09.08.2013*
10.10.2013	*20135861330*	*15.10.2013*	*25.10.2013*
24.04.2014	*20142274046*	*29.04.2014*	*05.05.2014*
23.04.2015	*20152615962*	*04.05.2015*	*06.05.2015*
22.12.2016	*20167724827*	*04.01.2017*	*06.01.2017*
07.06.2017	*20173251129*	*12.06.2017*	*19.06.2017*
28.06.2018	*20183296796*	*11.07.2018*	*17.07.2018*
29.04.2019	*20192743090*	*07.05.2019*	*10.05.2019*
02.12.2019	*20197383041*	*17.12.2019*	*19.12.2019*
11.03.2021	*20211660922*	*25.03.2021*	*06.04.2021*
27.09.2021	*20216601347*	*30.09.2021*	*18.10.2021*

Ata da AG de	JUCEPAR		Extrato publicado no Valor Econômico de
	Nº arq.	Data	
28.04.2023	*20233084983*	*08.05.2023*	*12.05.2023*

Estatuto Social Copel - pág. 41/40

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Capital Inicial, em 28.03.1955: Cr$ 800.000.000,00

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data	
	Cr$			
01.10.1960	1.400.000.000,00	26.350	13.10.1960	14.10.1960
16.04.1962	4.200.000.000,00	31.036	03.05.1962	26.05.1962
11.11.1963	8.000.000.000,00	37.291	28.11.1963	02.12.1963
13.10.1964	16.000.000.000,00	50.478	23.10.1964	31.10.1964
24.09.1965	20.829.538.000,00	65.280	15.10.1965	18.10.1965
29.10.1965	40.000.000.000,00	65.528	12.11.1965	18.11.1965
20.09.1966	70.000.000.000,00	70.003	11.10.1966	18.10.1966[1]
	NCr$			
31.10.1967	125.000.000,00	74.817	01.12.1967	07.12.1967
17.06.1968	138.660.523,00	77.455	27.06.1968	13.07.1968
27.11.1968	180.000.000,00	79.509	10.12.1968	20.12.1968
06.06.1969	210.000.000,00	82.397	11.07.1969	05.08.1969
13.10.1969	300.000.000,00	84.131	30.10.1969	03.11.1969
03.12.1969	300.005.632,00	84.552	16.12.1969	30.12.1969
06.04.1970	332.111.886,00	86.263	14.05.1970	09.06.1970
	Cr$			
24.11.1970	425.000.000,00	89.182	11.12.1970	18.12.1970
18.12.1970	500.178.028,00	89.606	04.02.1971	17.02.1971
31.07.1972	866.000.000,00	97.374	21.09.1972	04.10.1972
30.04.1973[2]	867.934.700,00	101.449	15.08.1973	28.08.1973
31.08.1973	877.000.000,00	102.508	09.11.1973	21.11.1973
30.10.1973[3]	1.023.000.000,00	103.387	25.01.1974	11.02.1974
30.05.1974	1.023.000.010,00	105.402	21.06.1974	27.06.1974
27.12.1974	1.300.000.000,00	108.364	07.02.1975	21.02.1975
30.04.1975	1.302.795.500,00	110.111	13.06.1975	18.06.1975
22.12.1975	1.600.000.000,00	113.204	15.01.1976	13.02.1976
26.03.1976	1.609.502.248,00	114.535	29.04.1976	10.05.1976
17.12.1976	2.100.000.000,00	118.441	14.01.1977	04.02.1977
29.08.1977	3.000.000.000,00	122.059	14.10.1977	25.10.1977
16.11.1977	3.330.000.000,00	122.721	13.12.1977	12.01.1978
28.04.1978	3.371.203.080,00	125.237	06.07.1978	20.07.1978

Cont....

1 *Retificada no DOE PR de 05.06.1967.*

2 *Ratificada na AGE de 07.08.1973, publicada no DOE PR de 23.08.1973.*

3 *Ratificada na AGE de 21.12.1973, publicada no DOE PR de 01.02.1974.*

Estatuto Social Copel - pág. 42/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Continuação...

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data	
	Cr$			
14.12.1978	4.500.000.000,00	127.671	19.01.1979	06.03.1979
05.03.1979	5.656.487.659,00	128.568	04.05.1979	17.05.1979
30.04.1979	5.701.671.254,00	129.780	24.07.1979	14.08.1979
24.09.1979	8.000.000.000,00	130.933	05.11.1979	23.11.1979
	CR$			
27.03.1980	10.660.296.621,00	133.273	17.06.1980	27.06.1980
29.04.1980	10.729.574.412,00	133.451	27.06.1980	16.07.1980
16.10.1980	11.600.000.000,00	135.337	02.12.1980	20.01.1981
30.04.1981	20.000.000.000,00	137.187	19.05.1981	29.05.1981
30.10.1981	20.032.016.471,00	139.832	01.12.1981	18.12.1981
30.04.1982	37.073.740.000,00	141.852	01.06.1982	17.06.1982
29.10.1982	39.342.000.000,00	144.227	14.12.1982	29.12.1982
14.03.1983	75.516.075.768,00	145.422	12.04.1983	10.05.1983
02.05.1983	80.867.000.000,00	146.251	31.05.1983	14.06.1983
01.09.1983	83.198.000.000,00	148.265	25.10.1983	09.12.1983
10.04.1984	205.139.191.167,00	150.217	15.06.1984	17.07.1984
10.04.1984	215.182.000.000,00	150.217	15.06.1984	17.07.1984
05.10.1984	220.467.480.000,00	160.412	08.11.1984	27.11.1984
25.03.1985	672.870.475.837,00	161.756	21.05.1985	11.06.1985
25.03.1985	698.633.200.000,00	161.756	21.05.1985	11.06.1985
18.09.1985	719.093.107.000,00	163.280	14.11.1985	27.11.1985
	Cz$			
25.04.1986	2.421.432.629,00	164.815	11.06.1986	30.06.1986
23.10.1986	2.472.080.064,00	166.138	06.11.1986	14.11.1986
18.03.1987	4.038.049.401,49	166.903	07.04.1987	08.05.1987
18.03.1987	4.516.311.449,87	166.903	07.04.1987	08.05.1987
18.09.1987	4.682.539.091,91	168.598	06.10.1987	16.10.1987
14.04.1988	18.772.211.552,10	170.034	06.05.1988	25.05.1988[4]
14.04.1988	19.335.359.578,00	170.034	06.05.1988	25.05.1988
14.06.1988	19.646.159.544,00	170.727	11.07.1988	20.07.1988
25.04.1989	174.443.702.532,00	172.902	26.05.1989	06.07.1989
	NCz$			
25.04.1989	182.848.503,53	172.902	26.05.1989	06.07.1989
26.06.1989	184.240.565,60	17.337,4	12.07.1989	21.07.1989

Cont....

4 *Retificação no DOE nº 2780, de 27.05.88.*

Estatuto Social Copel - pág. 43/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Continuação...

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data	
	Cr$			
30.03.1990	2.902.464.247,10	175.349	02.05.1990	09.05.1990
30.03.1990	3.113.825.643,60	175.349	02.05.1990	09.05.1990
25.05.1990	3.126.790.072,52	176.016	10.07.1990	09.08.1990
25.03.1991	28.224.866.486,42	17.780,9	26.04.1991	23.05.1991
25.03.1991	30.490.956.176,38	17.780,9	26.04.1991	23.05.1991
23.05.1991	30.710.162.747,26	17.833,7	18.06.1991	27.06.1991
28.04.1992	337.561.908.212,47	18.061,7	08.06.1992	06.07.1992
28.04.1992	367.257.139.084,96	18.061,7	08.06.1992	06.07.1992
25.06.1992	369.418.108.461,33	18.089,9	09.07.1992	17.07.1992
01.04.1993	4.523.333.257.454,10	18.255,3	29.04.1993	20.05.1993
01.04.1993	4.814.158.615.553,95	18.255,3	29.04.1993	20.05.1993
15.06.1993	4.928.475.489.940,95[5]	18.313,9	13.07.1993	24.08.1993
	CR$			
26.04.1994	122.158.200.809,22[6]	1847810	10.05.1994	08.06.1994
	R$			
25.04.1995	446.545.229,15	950696471	18.05.1995	19.06.1995
23.04.1996	546.847.990,88	960710000	07.05.1996	15.05.1996
29.07.1997	1.087.959.086,89	971614130	30.07.1997	01.08.1997
07.08.1997	1.169.125.740,57[7]	971761671	12.08.1997	15.08.1997
12.03.1998	1.225.351.436,59	980428793	01.04.1998	07.04.1998
25.03.1999	1.620.246.833,38	990646483	14.04.1999	23.04.1999
26.12.2002	2.900.000.000,00	20030096413	29.01.2003	10.02.2003
29.04.2004	3.480.000.000,00	20041866290	07.06.2004	18.06.2004
27.04.2006	3.875.000.000,00	20061227897	09.05.2006	24.05.2006
27.04.2007	4.460.000.000.00	20071761462	05.05.2007	29.05.2007
27.04.2010	6.910.000.000,00	20105343960	06.05.2010	13.05.2010
22.12.2016	7.910.000.000,00	20167724827	04.01.2017	06.01.2017
29.04.2019	10.800.000.000,00	20192743090	07.05.2019	10.05.2019

5 *Em função da Medida Provisória nº 336, de 28.07.93, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.08.93, a ser registrado em "cruzeiros reais" (CR$ 4.928.475.475,41, nesta última data).*

6 *Em função da Medida Provisória nº 542, de 30.06.94, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.07.94, a ser registrado em "reais" (R$ 44.421.146,54, nesta última data).*

7 *Aumento do capital social autorizado pelo Conselho de Administração.*

Estatuto Social Copel - pág. 44/40

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO
DO ESTADO

Anexo VI

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL	**CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL**	Mantém inalterado.
Art. 1º A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista de capital aberto, dotada de personalidade jurídica de direito privado, parte integrante da administração indireta do Estado do Paraná, instituída pelo Decreto Estadual nº 14.947/1954, sob autorização da Lei Estadual nº 1.384/1953, e é regida por este Estatuto, pelas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	**Art. 1º** A Companhia Paranaense de Energia - Copel, abreviadamente "Copel" ou "Companhia", é uma sociedade ~~de economia mista~~ anônima de capital aberto, dotada de personalidade jurídica de direito privado, regida por este estatuto e pela legislação aplicável. ~~parte integrante da administração indireta do Estado do Paraná, instituída pelo Decreto Estadual nº 14.947/1954, sob autorização da Lei Estadual nº 1.384/1953, e é regida por este Estatuto, pelas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.~~	Ajuste de texto, visando esclarecer a natureza jurídica da Copel, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a promulgação da Lei Estadual nº 21.272/2022.
NOVO	**Parágrafo único.** Fica vedada a alteração da denominação da Companhia.	Novo, visando esclarecer a vedação quanto à alteração da nomenclatura da Copel, de acordo com a Lei Estadual nº 21.272/2022.
Art. 2º O prazo de duração da Companhia é indeterminado.	**Art. 2º** O prazo de duração da Companhia é indeterminado.	Mantém inalterado.
Art. 3º A Companhia tem sede e foro no Município de Curitiba, Estado do Paraná, Brasil, podendo estabelecer, no País e no exterior, filiais, agências, sucursais e escritórios.	**Art. 3º** A Companhia tem sede e foro no Município de Curitiba, Estado do Paraná, Brasil, podendo estabelecer, no País e no exterior, filiais, agências, sucursais e escritórios.	Mantém inalterado.
NOVO	**Parágrafo único.** A sede da Companhia deverá sempre ser localizada no Estado do Paraná.	Novo, visando esclarecer os requisitos quanto a sede da Copel, de acordo com a promulgação da Lei Estadual nº 21.272/2022.
Art. 4º Constitui o objeto social da Companhia:	**Art. 4º** Constitui o objeto social da Companhia:	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 1/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
I pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;	**I** pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;	Mantém inalterado.
II pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;	**II** pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;	Mantém inalterado.
III estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas;	**III** estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas;	Mantém inalterado.
IV prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado, desde que previamente autorizada pelo Conselho de Administração; e	**IV** prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas ~~de interesse para o desenvolvimento do Estado~~, desde que previamente autorizada pelo Conselho de Administração; e	Ajuste de texto, visando esclarecer o objeto da Copel, de acordo com a promulgação da Lei Estadual nº 21.272/2022.
V desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, e para os previstos nos incisos II e III, a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios ou companhias com empresas privadas e fundos de pensão e outros entes privados, em licitações de novas concessões e/ou em sociedades de propósito	**V** desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel ~~e para o Estado do Paraná~~, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, ~~e para os previstos nos incisos II e III,~~ a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios, sociedades ~~ou companhias com empresas privadas e fundos de pensão e outros entes privados~~, em licitações de novas concessões e/ou em sociedades ~~de propósito específico~~ já constituídas	Ajuste de texto, visando esclarecer o objeto da Copel, de acordo com a promulgação da Lei Estadual nº 21.272/2022.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 2/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
específico já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.	para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.	
§ 1º A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle acionário de empresa e participar do capital social de outras empresas, relacionadas ao seu objeto social, conforme legislação estadual, desde que previamente autorizada pelo Conselho de Administração.	**§ 1º** A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle ~~acionário de empresa~~ societário e participar do capital social de outras ~~empresas~~ sociedades ou entidades~~, relacionadas ao seu objeto social, conforme legislação estadual,~~ desde que previamente autorizada pelo Conselho de Administração.	Ajustes de texto, visando adaptar a participação da Copel em outras entidade em linha com a Lei Estadual nº 21.272/2022.
§ 2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.	§ 2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.	Mantém inalterado.
§ 3º Com a admissão da Companhia no segmento especial de listagem, denominado Nível 2 de Governança Corporativa da B3 S.A. – Brasil, Bolsa, Balcão, sujeitam-se a Companhia, seus acionistas, administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal às disposições do Regulamento de Listagem do Nível 2 de Governança Corporativa da B3 (Regulamento do Nível 2).	**§ 3º** Com a admissão da Companhia no segmento especial de listagem, denominado Nível 2 de Governança Corporativa da B3 S.A. – Brasil, Bolsa, Balcão, sujeitam-se a Companhia, seus acionistas, administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal às disposições do Regulamento de Listagem do Nível 2 de Governança Corporativa da B3 (Regulamento do Nível 2).	Mantém inalterado
§ 4º As disposições do Regulamento do Nível 2 de Governança Corporativa da B3 prevalecerão sobre as disposições estatutárias, nas hipóteses de prejuízo aos direitos dos destinatários das ofertas públicas previstas neste Estatuto.	§ 4º As disposições do Regulamento do Nível 2 de Governança Corporativa da B3 prevalecerão sobre as disposições estatutárias, nas hipóteses de prejuízo aos direitos dos destinatários das ofertas públicas previstas neste Estatuto.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 3/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
CAPÍTULO II - CAPITAL SOCIAL E AÇÕES	**CAPÍTULO II - CAPITAL SOCIAL E AÇÕES**	Mantém inalterado.
Art. 5º O capital social integralizado é de R$10.800.000.000,00 (dez bilhões e oitocentos milhões de reais), representado por 2.736.553.750 (dois bilhões, setecentas e trinta e seis milhões, quinhentas e cinquenta e três mil, setecentas e cinquenta) ações, sem valor nominal, sendo 1.054.090.460 (um bilhão, cinquenta e quatro milhões, noventa mil, quatrocentas e sessenta) ações ordinárias e 1.682.463.290 (um bilhão, seiscentos e oitenta e dois milhões, quatrocentos e sessenta e três mil, duzentas e noventa) ações preferenciais e, destas, 3.128.000 (três milhões, cento e vinte e oito mil) são ações classe A e 1.679.335.290 (um bilhão, seiscentos e setenta e nove milhões, trezentos e trinta e cinco mil, duzentas e noventa) são ações classe B.	**Art. 5º** O capital social integralizado é de R$10.800.000.000,00 (dez bilhões e oitocentos milhões de reais), representado por 2.736.553.750 (dois bilhões, setecentas e trinta e seis milhões, quinhentas e cinquenta e três mil, setecentas e cinquenta) ações, sem valor nominal, sendo ~~1.054.090.460 (um bilhão, cinquenta e quatro milhões, noventa mil, quatrocentas e sessenta)~~ 1.054.090.459 (um bilhão, cinquenta e quatro milhões, noventa mil, quatrocentas e cinquenta e nove) ações ordinárias e 1.682.463.290 (um bilhão, seiscentos e oitenta e dois milhões, quatrocentos e sessenta e três mil, duzentas e noventa) ações preferenciais e, destas, 3.128.000 (três milhões, cento e vinte e oito mil) são ações classe A e 1.679.335.290 (um bilhão, seiscentos e setenta e nove milhões, trezentos e trinta e cinco mil, duzentas e noventa) são ações classe B, e 1 (uma) ação preferencial de classe especial titularizada exclusivamente pelo Estado do Paraná.	Ajuste de texto, visando esclarecer a criação de ação de classe especial e de titularidade exclusiva do Estado do Paraná, de acordo com a promulgação da Lei Estadual nº 21.272/2022, e em alinhamento à Lei Federal nº 64.04/1976.
§ 1º O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 4.000.000.000 (quatro bilhões) de ações para:	**§ 1º** O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 4.000.000.000 (quatro bilhões) de ações para:	Mantém inalterado.
I - capitalização de lucros e reservas;	**I** - capitalização de lucros e reservas;	Mantém inalterado.
II – caso venha a ser deliberada, pela assembleia geral, a emissão de bônus de subscrição, de debêntures conversíveis em ações ou, de acordo com plano aprovado pela assembleia geral, a outorga de opção de compra de	**II** – caso venha a ser deliberada, pela assembleia geral, a emissão de bônus de subscrição, de debêntures conversíveis em ações ou, de acordo com plano aprovado pela assembleia geral, a outorga de opção de compra de ações a	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 4/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
ações a administradores e colaboradores, o exercício dos respectivos direitos de conversão ou subscrição; ou	administradores e colaboradores, o exercício dos respectivos direitos de conversão ou subscrição; ou	
III – colocação mediante venda em bolsa de valores ou subscrição pública de novas ações ordinárias.	**III –** colocação mediante venda em bolsa de valores ou subscrição pública de novas ações ordinárias.	Mantém inalterado.
§ 2º As ações são nominativas, escriturais, mantidas em contas de depósito, em instituição financeira autorizada.	**§ 2º** As ações são nominativas, escriturais, mantidas em contas de depósito, em instituição financeira autorizada.	Mantém inalterado.
§ 3º Fica a Companhia autorizada a escolher a instituição financeira, mediante deliberação do Conselho de Administração, para manter as ações escriturais em contas de depósito.	**§ 3º** Fica a Companhia autorizada a escolher a instituição financeira, mediante deliberação do Conselho de Administração, para manter as ações escriturais em contas de depósito.	Mantém inalterado.
§ 4º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.	**§ 4º** A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.	Mantém inalterado.
NOVO	**§ 5º** A ação preferencial de classe especial, titularizada exclusivamente pelo Estado do Paraná, somente poderá ser resgatada mediante autorização legal e deliberação em Assembleia Geral Extraordinária.	Novo, visando esclarecer os requisitos para resgate pela Companhia da ação preferencial de classe especial, titularizada exclusivamente pelo Estado do Paraná, de acordo com a promulgação da Lei Estadual nº 21.272/2022.
§ 5º Os aumentos de capital poderão ser efetuados com a emissão de ações ordinárias e ações preferenciais classe B, sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido nos termos da Lei Federal nº 6.404/1976 e alterações posteriores	**§ ~~5~~ 6º** Os aumentos de capital poderão ser efetuados com a emissão de ações ordinárias e ações preferenciais classe B, sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	Renumerado, considerando a inserção de parágrafos precedentes.
§ 6º As ações preferenciais, com direito a voto restrito, nos termos do § 7º deste artigo, serão de classes A e B, e	**§ ~~6~~ 7º** As ações preferenciais~~, com direito a voto restrito, nos termos do § 8 7º deste artigo, serão de classes A e B, e~~	Renumerado, considerando a inserção de parágrafos precedentes, com ajuste de texto, visando adequar a referência cruzada.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 5/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
conferirão a seus titulares as seguintes preferências e vantagens:	conferirão a seus titulares as seguintes preferências e vantagens:	
I. As ações preferenciais classe A terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo, e que será imputado ao dividendo obrigatório previsto no artigo 88;	**I.** As ações preferenciais classe A terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo, e que será imputado ao dividendo obrigatório previsto no artigo ~~88~~ 87;	Ajuste de texto, visando adequar a referência cruzada do artigo.
II. As ações preferenciais classe B terão prioridade na distribuição de dividendos obrigatórios, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;	**II.** As ações preferenciais classe B terão prioridade na distribuição de dividendos obrigatórios, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;	Mantém inalterado.
III. Os dividendos assegurados pelo inciso anterior às ações preferenciais classe B serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe A;	**III.** Os dividendos assegurados pelo inciso anterior às ações preferenciais classe B serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe A;	Mantém inalterado.
IV O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores;	**IV** O dividendo a ser pago por ação preferencial classe A e classe B, ~~independente de classe~~ será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores;	Ajuste de texto, visando refletir o direito a dividendos das ações preferenciais classe A e classe B.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 6/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
V. As ações preferenciais adquirirão o direito de voto pleno se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos prioritários ou mínimos a que fazem jus; e	**V**. As ações preferenciais classe A e classe B adquirirão o direito de voto pleno se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos prioritários ou mínimos a que fazem jus; ~~e~~	Ajuste de texto, visando refletir os direitos das ações preferenciais classe A e classe B.
VI As ações preferenciais asseguram aos seus titulares o direito de serem incluídas em oferta pública de aquisição de ações em decorrência de Alienação de Controle da Companhia ao mesmo preço e nas mesmas condições ofertadas ao Acionista Controlador Alienante.	**VI** As ações preferenciais classe A e classe B asseguram aos seus titulares o direito de serem incluídas em oferta pública de aquisição de ações em decorrência de Alienação de Controle da Companhia ao mesmo preço e nas mesmas condições ofertadas ao Acionista Controlador Alienante; e	Ajuste de texto, visando refletir os direitos das ações preferenciais classe A e classe B.
NOVO	**VII** A ação preferencial de classe especial titularizada pelo Estado do Paraná conferirá ao Estado do Paraná prioridade no reembolso do capital, sem prêmio, em caso de liquidação da companhia, correspondente ao percentual que tal ação representa na cifra do capital social, e o poder de veto nas deliberações da assembleia geral:	Ajuste de texto, considerando a promulgação da Lei Estadual nº 21.272/2022.
NOVO	**a)** que autorizem os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão;	Ajuste de texto, considerando a promulgação da Lei Estadual nº 21.272/2022.
NOVO	**b)** que visem à modificação do Estatuto Social com a finalidade de remoção ou alteração:	Ajuste de texto, considerando a promulgação da Lei Estadual nº 21.272/2022.
	1. da obrigação de manutenção da atual denominação da Companhia;	Ajuste de texto, considerando a promulgação da Lei Estadual nº 21.272/2022.
	2. da obrigação de manutenção da sede da Companhia no Estado do Paraná;	Ajuste de texto, considerando a promulgação da Lei Estadual nº 21.272/2022.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 7/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
	3. da vedação de que qualquer acionista ou grupo de acionistas exerça votos em número superior a 10% (dez por cento) da quantidade de ações em que se dividir o capital votante da COPEL;	Ajuste de texto, considerando a promulgação da Lei Estadual nº 21.272/2022.
	4. da vedação de celebração, arquivamento e registro de acordos de acionistas para o exercício de direito de voto, exceto para a formação de blocos com número de votos inferior ao limite previsto neste Estatuto Social; e	Ajuste de texto, considerando a promulgação da Lei Estadual nº 21.272/2022.
	5. a competência exclusiva da assembleia geral de autorizar os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão.	Ajuste de texto, considerando a promulgação da Lei Estadual nº 21.272/2022.
§ 7º Cada ação preferencial confere ao seu titular o direito a voto restrito, exclusivamente, nas seguintes matérias:	**§ ~~7~~ 8º** Cada ação preferencial classe A e classe B confere ao seu titular o direito a voto restrito, exclusivamente, nas seguintes matérias:	Renumerado, considerando a inserção de parágrafo precedente.
I transformação, incorporação, fusão ou cisão da Companhia;	**I** transformação, incorporação, fusão ou cisão da Companhia;	Mantém inalterado.
II aprovação de contratos entre a Companhia e o Acionista Controlador, diretamente ou por meio de terceiros, assim como de outras sociedades nas quais o Acionista Controlador tenha interesse, sempre que, por força de disposição legal ou estatutária, sejam deliberados em Assembleia Geral;	**II** aprovação de contratos entre a Companhia e o Acionista Controlador, diretamente ou por meio de terceiros, assim como de outras sociedades nas quais o Acionista Controlador tenha interesse, sempre que, por força de disposição legal ou estatutária, sejam deliberados em Assembleia Geral;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 8/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
III avaliação de bens destinados à integralização de aumento de capital da Companhia;	III avaliação de bens destinados à integralização de aumento de capital da Companhia;	Mantém inalterado.
IV escolha de instituição ou empresa especializada para determinação do Valor Econômico da Companhia, conforme artigo 101 deste Estatuto Social;	**IV** escolha de instituição ou empresa especializada para determinação do Valor Econômico da Companhia, conforme artigo 100 deste Estatuto Social;	Ajuste de texto, visando adequar a referência cruzada.
V alteração ou revogação de dispositivos estatutários que alterem ou modifiquem quaisquer das exigências previstas no item 4.1 do Regulamento do Nível 2 de Governança Corporativa da B3, ressalvado que esse direito a voto prevalecerá enquanto estiver em vigor Contrato de Participação no Nível 2 de Governança Corporativa; e	**V** alteração ou revogação de dispositivos estatutários que alterem ou modifiquem quaisquer das exigências previstas no item 4.1 do Regulamento do Nível 2 de Governança Corporativa da B3, ressalvado que esse direito a voto prevalecerá enquanto estiver em vigor Contrato de Participação no Nível 2 de Governança Corporativa; e	Mantém inalterado.
VI exclusão ou alteração que vise suprimir o direito previsto no inciso XXIX do artigo 28, bem como neste inciso, ressalvado que tal alteração dependerá da aprovação da maioria das ações preferenciais em assembleia especial convocada para esse fim.	**VI** exclusão ou alteração que vise suprimir o direito previsto no inciso XXIX do artigo ~~28~~ 30 bem como neste inciso, ressalvado que tal alteração dependerá da aprovação da maioria das ações preferenciais em assembleia especial convocada para esse fim.	Ajuste de texto, visando adequar a referência cruzada.
NOVO	**§ 9º** Ressalvado o poder de veto previsto no inciso VII do § 7.º deste artigo, a ação preferencial de classe especial titularizada pelo Estado do Paraná não terá direito a voto, tampouco adquirirá direito a voto em caso de não pagamento dos proventos a que fizer jus.	Novo, considerando a promulgação da Lei Estadual nº 21.272/2022.
NOVO	**§ 10** O poder de veto previsto no inciso VII do § 7.º deste artigo somente poderá ser exercido nos termos previstos na Lei do Estado do Paraná nº 21.272/2022 e legislação aplicável.	Novo, considerando a promulgação da Lei Estadual nº 21.272/2022.
§ 8º A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a	**§ ~~8~~ 11º** A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo,	Renumerado, considerando a inserção de parágrafos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 9/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.	estes naqueles, correndo por conta do interessado as despesas de conversão.	
§ 9º As ações de emissão da Companhia poderão ser convertidas em outra espécie e classe, observadas as seguintes regras:	**§ ~~9º~~ 12** As ações de emissão da Companhia poderão ser convertidas em outra espécie e classe, observadas as seguintes regras:	Renumerado, considerando a inserção de parágrafos precedentes.
I as ações preferenciais classe A poderão ser convertidas em ações preferenciais classe B, a qualquer tempo;	**I** as ações preferenciais classe A poderão ser convertidas em ações preferenciais classe B, a qualquer tempo;	Mantém inalterado
II as ações ordinárias poderão ser convertidas em ações preferenciais classe B, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units*, conforme definido no Art. 105;	**II** as ações ordinárias poderão ser convertidas em ações preferenciais classe B, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units*, conforme definido no ~~Art.~~ artigo ~~105~~ 106;	Ajuste de texto, visando adequar a referência cruzada.
III as ações preferenciais classe B poderão ser convertidas em ações ordinárias, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units,* conforme definido no Art. 105; e	**III** as ações preferenciais classe A e classe B poderão ser convertidas em ações ordinárias, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração ~~com o único objetivo de formação de *Units*, conforme definido no Art. 105~~; e	Ajuste de texto, visando esclarecer a competência do Conselho de Administração em fixar prazos, condições e procedimentos para conversão de ações preferenciais classe A e classe B em ações ordinárias.
IV as ações ordinárias e as ações preferenciais classe B, em nenhuma hipótese, poderão ser convertidas em ações preferenciais classe A.	**IV** as ações ordinárias e as ações preferenciais classe B, em nenhuma hipótese, poderão ser convertidas em ações preferenciais classe A.	Mantém inalterado.
§ 10 As emissões de ações, de bônus de subscrição, de debêntures conversíveis ou de outros títulos mobiliários, até o limite do capital autorizado, cuja colocação seja feita mediante venda em bolsa de valores ou subscrição pública, poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	**§ ~~10~~ 13** As emissões de ações, de bônus de subscrição, de debêntures conversíveis ou de outros títulos mobiliários, até o limite do capital autorizado, cuja colocação seja feita mediante venda em bolsa de valores ou subscrição pública, poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	Renumerado, considerando a inserção de parágrafos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 10/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 11 As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	**§ ~~11~~ 14** As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	Renumerado, considerando a inserção de parágrafos precedentes.
NOVO	**Art. 6º** É vedado a qualquer acionista ou grupo de acionistas, brasileiro ou estrangeiro, público ou privado, o exercício do direito de voto em número superior ao equivalente ao percentual de 10% (dez por cento) da quantidade total de ações em que se dividir o capital votante da Copel, independentemente de sua participação no capital social.	Novo, visando esclarecer as regras quanto ao exercício do direito de voto a que tem direito os detentores de ações ordinárias de emissão da Companhia, e de acordo com a promulgação da Lei Estadual nº 21.272/2022.
NOVO	**Parágrafo único –** Nas hipóteses em que as ações preferenciais de emissão da Copel tenham direito de voto restrito ou caso passem a conferir direito de voto pleno nos termos do ~~Art.~~ artigo 111, § 1º, da Lei nº 6.404, de 1976, a limitação constante do *caput* deste ~~Art.~~ artigo 6º abrangerá tais ações preferenciais, de forma que todas as ações detidas pelo acionista ou grupo de acionistas que confiram direito de voto em relação a uma determinada deliberação (sejam elas ordinárias ou preferenciais) sejam consideradas para fins do cálculo do número de votos conforme o *caput* deste artigo.	Novo, visando esclarecer as regras quanto ao exercício do direito de voto a que tem direito os detentores de ações ordinárias de emissão da Companhia, e de acordo com a promulgação da Lei Estadual nº 21.272/2022.
NOVO	**Art. 7º** É vedada a celebração de acordos de acionistas visando a regular o exercício do direito de voto em número superior ao correspondente ao percentual de 10% (dez por cento) da quantidade total de ações em que se dividir o capital votante da Copel, inclusive na hipótese descrita no ~~Art.~~ artigo 6º, Parágrafo único.	Novo, visando esclarecer as regras quanto ao exercício do direito de voto a que tem direito os detentores de ações ordinárias de emissão da Companhia, e de acordo com a promulgação da Lei Estadual nº 21.272/2022.
NOVO	**§ 1º** Não será arquivado pela Companhia acordo de acionistas sobre exercício do direito de voto que conflite com as disposições deste Estatuto Social.	Novo, visando esclarecer as regras quanto ao exercício do direito de voto a que tem direito os detentores de ações ordinárias de emissão

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 11/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
		da Companhia, e de acordo com a promulgação da Lei Estadual nº 21.272/2022.
NOVO	**§ 2º** O presidente da assembleia geral da Copel não computará votos proferidos em desconformidade às regras estipuladas nos arts. 6º e 7º deste Estatuto, sem prejuízo do exercício do direito de veto por parte do Estado do Paraná, nos termos do artigo 5º deste Estatuto.	Novo, visando esclarecer as regras quanto ao cômputo dos votos pelo presidente da assembleia geral nos termos do presente estatuto, e de acordo com a promulgação da Lei Estadual nº 21.272/2022.
NOVO	**Art. 8º** Para os fins deste Estatuto Social, serão conceituados como grupo de acionistas 02 (dois) ou mais acionistas da Companhia:	Novo, visando esclarecer o conceito aplicável para grupo de acionistas utilizado por este Estatuto, e de acordo com a promulgação da Lei Estadual nº 21.272/2022.
NOVO	I Que sejam partes de acordo de voto, seja diretamente ou por meio de sociedades controladas, controladoras ou sob controle comum;	Novo, visando esclarecer o conceito aplicável para grupo de acionistas utilizado por este Estatuto, e de acordo com a promulgação da Lei Estadual nº 21.272/2022.
NOVO	II Se um for, direta ou indiretamente, acionista controlador ou sociedade controladora do outro ou dos demais;	Novo, visando esclarecer o conceito aplicável para grupo de acionistas utilizado por este Estatuto, e de acordo com a promulgação da Lei Estadual nº 21.272/2022.
NOVO	III Que sejam sociedades direta ou indiretamente controladas pela mesma pessoa ou sociedade, ou conjunto de pessoas ou sociedades, acionistas ou não; ou	Novo, visando esclarecer o conceito aplicável para grupo de acionistas utilizado por este Estatuto, e de acordo com a promulgação da Lei Estadual nº 21.272/2022.
NOVO	IV Que sejam sociedades, associações, fundações, cooperativas e trusts, fundos ou carteiras de investimentos, universalidades de direitos ou quaisquer outras formas de organização ou empreendimento com os mesmos administradores ou gestores, ou, ainda, cujos administradores ou gestores sejam sociedades direta ou indiretamente controladas pela mesma pessoa ou sociedade, ou conjunto de pessoas ou sociedades, acionistas ou não.	Novo, visando esclarecer o conceito aplicável para grupo de acionistas utilizado por este Estatuto, e de acordo com a promulgação da Lei Estadual nº 21.272/2022.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 12/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	Estatuto proposto	Justificativa
NOVO	**§ 1º** No caso de fundos de investimentos com administrador ou gestor comum, somente serão considerados como um grupo de acionistas aqueles cuja política de investimentos e de exercício de votos em assembleias de acionistas, nos termos dos respectivos regulamentos, for de responsabilidade do administrador ou gestor, conforme o caso, em caráter discricionário.	Novo, visando esclarecer o conceito aplicável para grupo de acionistas utilizado por este Estatuto, e de acordo com a promulgação da Lei Estadual nº 21.272/2022.
NOVO	**§ 2º** Adicionalmente ao disposto no caput e parágrafos precedentes deste artigo, considerar-se-ão partes de um mesmo grupo de acionistas quaisquer acionistas representados por um mesmo mandatário, administrador ou representante a qualquer título, exceto no caso de detentores de títulos emitidos no âmbito do programa de Depositary Receipts da Companhia, quando representados pelo respectivo banco depositário, desde que não se enquadrem em qualquer das demais hipóteses previstas no caput ou no § 1º do presente artigo.	Novo, visando esclarecer o conceito aplicável para grupo de acionistas utilizado por este Estatuto, e de acordo com a promulgação da Lei Estadual nº 21.272/2022.
NOVO	**§ 3º** No caso de acordos de acionistas que tratem do exercício do direito de voto, todos seus signatários serão considerados, na forma deste artigo, como integrantes de um grupo de acionistas, para fins da aplicação da limitação ao número de votos de que tratam os arts. 6º e 7º.	Novo, visando esclarecer as regras quanto ao exercício do direito de voto a que tem direito os detentores de ações ordinárias de emissão da Companhia, e de acordo com a promulgação da Lei Estadual nº 21.272/2022.
NOVO	**§ 4º** Os acionistas devem manter a Copel informada sobre seu pertencimento a um grupo de acionistas nos termos deste Estatuto, caso tal grupo de acionista detenha, ao todo, ações representativas de 10% (dez por cento) ou mais do capital votante da Copel.	Novo, visando esclarecer as regras quanto ao exercício do direito de voto a que tem direito os detentores de ações ordinárias de emissão da Companhia, e de acordo com a promulgação da Lei Estadual nº 21.272/2022.
NOVO	**§ 5º** Os membros da mesa de assembleias de acionistas poderão pedir aos acionistas documentos e informações,	Novo, visando esclarecer as regras quanto ao exercício do direito de voto a que tem direito

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 13/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
	conforme entendam necessário para verificar o eventual pertencimento de um acionista a um grupo de acionistas que possa deter 10% (dez por cento) ou mais do capital votante da Copel.	os detentores de ações ordinárias de emissão da Companhia, e de acordo com a promulgação da Lei Estadual nº 21.272/2022.
CAPÍTULO III - ASSEMBLEIA GERAL (AG)	**CAPÍTULO III - ASSEMBLEIA GERAL (AG)**	Mantém inalterado.
Art. 6º A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.	**Art. ~~6º~~ 9º** A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.	Renumerado, considerando a inserção de artigos precedentes.
Art. 7º A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.	**Art. ~~7º~~ 10** A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.	Renumerado, considerando a inserção de artigos precedentes.
Art. 8º A convocação será feita com antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação, com antecedência mínima de 08 (oito) dias, nos termos da legislação vigente, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível, inclusive de forma eletrônica.	**Art. ~~8º~~ 11** A convocação será feita ~~com antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação, com antecedência mínima de 08 (oito) dias,~~ nos termos da legislação vigente, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível, inclusive de forma eletrônica.	Renumerado, considerando a inserção de artigos precedentes. Ajustado para simplificação.
Parágrafo Único. Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação, não se admitindo inclusão de assuntos gerais na pauta da Assembleia.	**Parágrafo Único.** Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação, não se admitindo inclusão de assuntos gerais na pauta da Assembleia.	Mantém inalterado.
Art. 9º A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01	**Art. ~~9º~~ 12** A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01 (um) acionista escolhido, na ocasião, pelos acionistas presentes.	Renumerado, considerando a inserção de artigos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 14/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
(um) acionista escolhido, na ocasião, pelos acionistas presentes.		
§ 1º O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente.	**§ 1º** O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente.	Mantém inalterado.
§ 2º O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.	**§ 2º** O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.	Mantém inalterado.
Art. 10 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.	**Art. 10 13** A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.	Renumerado, considerando a inserção de artigos precedentes.
Parágrafo Único. A Assembleia Geral Ordinária e Assembleia Geral Extraordinária poderão ser, cumulativamente, convocadas e realizadas no mesmo local, data e hora, instrumentadas em ata única.	**Parágrafo Único.** A Assembleia Geral Ordinária e Assembleia Geral Extraordinária poderão ser, cumulativamente, convocadas e realizadas no mesmo local, data e hora, instrumentadas em ata única.	Mantém inalterado.
Art. 11 Nas Assembleias Gerais, cada ação ordinária dará direito a 01 (um) voto. Exclusivamente nas matérias em que as ações preferenciais tenham direito de voto restrito, nos termos deste Estatuto, cada ação preferencial dará direito a 01 (um) voto.	**Art. 11 14** Nas Assembleias Gerais, cCada ação com direito a voto na deliberação da Assembleia Geral conferirá 01 (um) voto, observados os limites para o voto de cada acionista e grupo de acionistas, nos termos dos arts. 6º e 7º deste Estatuto Social. Exclusivamente nas matérias em que as ações preferenciais tenham direito de voto restrito, nos termos deste Estatuto, cada ação preferencial dará direito a 01 (um) voto.	Ajuste de texto, visando esclarecer o direito de voto das ações ordinárias e preferenciais, de acordo com a promulgação da Lei Estadual nº 21.272/2022. Renumerado, considerando a inserção de artigos precedentes.
Art. 12 O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou previamente, documentos e procuração com poderes específicos, na forma da lei.	**Art. 12 15** O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou previamente, documentos e procuração com poderes específicos, na forma da lei.	Renumerado, considerando a inserção de artigos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 15/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 13 A ata da Assembleia Geral será lavrada conforme a legislação vigente.	**Art. ~~13~~ 16** A ata da Assembleia Geral será lavrada na forma de sumário dos fatos ocorridos, inclusive dissidências e protestos, e conter a transcrição apenas das deliberações tomadas, nos termos do § 1.º do ~~art.~~ artigo 130 da Lei nº 6.404, de 1976, sendo autorizada sua publicação com a omissão das assinaturas dos acionistas, conforme § 2.º do ~~art.~~ artigo 130 da Lei nº 6.404, de 1976~~conforme a legislação vigente~~.	Renumerado, considerando a inserção de artigos precedentes. Redação ajustada para determinar que a ata seja lavrada na forma de sumário dos fatos ocorridos e publicação com omissão das assinaturas dos acionistas, conforme art. 130,§ 1.º e § 2.º da Lei Federal nº 6.404/1976.
Art. 14 A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:	**Art. ~~14~~ 17** A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:	Renumerado, considerando a inserção de artigos precedentes.
I aumento do capital social, além do limite autorizado no Estatuto Social;	I aumento do capital social, além do limite autorizado no Estatuto Social;	Mantém inalterado.
II avaliação de bens com que o acionista concorre para a formação do capital social;	II avaliação de bens com que o acionista concorre para a formação do capital social;	Mantém inalterado.
III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;	III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;	Mantém inalterado.
IV alteração do Estatuto Social;	IV alteração do Estatuto Social;	Mantém inalterado.
V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração, do Conselho Fiscal e respectivos suplentes e do Comitê de Indicação e Avaliação;	V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração, do Conselho Fiscal e respectivos suplentes ~~e do Comitê de Indicação e Avaliação~~;	Ajuste de texto, visando refletir a competência da Assembleia Geral quanto à eleição dos membros do Conselho de Administração, do Conselho Fiscal e respectivos suplentes.
VI fixação da remuneração dos administradores, dos conselheiros fiscais e dos membros dos Comitês Estatutários;	VI fixação da remuneração dos administradores, dos conselheiros fiscais e dos membros dos Comitês Estatutários;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 16/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
VII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de dividendos;	VII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de dividendos;	Mantém inalterado.
VIII autorização para a Companhia mover ação de responsabilidade civil contra os Administradores pelos prejuízos causados ao seu patrimônio;	VIII autorização para a Companhia mover ação de responsabilidade civil contra os Administradores pelos prejuízos causados ao seu patrimônio;	Mantém inalterado.
IX alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;	IX alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;	Mantém inalterado.
X permuta de ações ou outros valores mobiliários;	X permuta de ações ou outros valores mobiliários;	Mantém inalterado.
XI emissão de debêntures conversíveis em ações, inclusive de controladas;	XI emissão de debêntures conversíveis em ações além do limite do capital autorizado neste Estatuto Social~~, inclusive de controladas~~;	Ajuste da redação considerando que em uma *Corporation* o conselho de administração deve ter tal atribuição dentro do limite do capital autorizado.
XII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior; e	XII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior, além do limite do capital autorizado neste Estatuto Social;~~ e~~	Ajuste da redação considerando que em uma *Corporation* o conselho de administração deve ter tal atribuição dentro do limite do capital autorizado.
XIII eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas.	XIII eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas.	Mantém inalterado.
XIV política de indenidade e condições gerais do contrato de indenidade, cabendo-lhe ainda a validação da indenização nos casos em que os valores têm impacto significativo na estrutura financeira da companhia, e situações em que mais da metade dos administradores são potenciais beneficiários de forma concomitante em função de um mesmo fato, conforme definido na política de indenidade.	~~XIV política de indenidade e condições gerais do contrato de indenidade, cabendo-lhe ainda a validação da indenização nos casos em que os valores têm impacto significativo na estrutura financeira da companhia, e situações em que mais da metade dos administradores são potenciais beneficiários de forma concomitante em função de um mesmo fato, conforme definido na política de indenidade.~~	Excluído, considerando as competências do Conselho de Administração em relação as diretrizes da Companhia.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 17/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
NOVO	XIV autorização para que os administradores aprovem e executem o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão;	Inclusão de competência para autorizar os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário de 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão.
CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA	**CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA**	Mantém inalterado.
Art. 15 A Companhia será administrada pelo Conselho de Administração e pela Diretoria.	**Art. ~~15~~ 18** A Companhia será administrada pelo Conselho de Administração e pela Diretoria.	Renumerado, considerando a inserção de artigos precedentes.
SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)	**SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)**	Mantém inalterado.
Art. 16 O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.	**Art. ~~16~~ 19** O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.	Renumerado, considerando a inserção de artigos precedentes.
Composição, investidura e mandato	**Composição, investidura e mandato**	Mantém inalterado.
Art. 17 O Conselho de Administração será composto por 09 (nove) membros titulares, eleitos e destituídos pela Assembleia Geral, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, nos termos da Lei Federal nº 6.404/1976 e demais normativos aplicáveis, inclusive considerando a possibilidade eleição em separado por acionistas minoritários e por detentores ações preferenciais, bem como de adoção do voto múltiplo.	**Art. ~~17~~ 20** O Conselho de Administração será composto por 9 (nove) membros titulares, eleitos e destituídos pela Assembleia Geral, todos com prazo de mandato unificado de 2 (dois) anos, ~~permitidas, no máximo, 03 (três) reconduções consecutivas,~~ permitida reeleição nos termos da Lei Federal nº 6.404/1976 e demais normativos aplicáveis~~, inclusive considerando a possibilidade eleição em separado por acionistas minoritários e por detentores ações preferenciais, bem como de adoção do voto múltiplo~~.	Renumerado com ajuste de texto, considerando a inserção de artigos precedentes e visando refletir o prazo de mandato de membros do Conselho de Administração, estabelecido no requisito do Nível 2 da B3 e a possibilidade de reeleição, previsto na Lei 6.404/1976.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 18/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 1º Sempre que cumulativamente, a eleição do Conselho de Administração se der pelo sistema de voto múltiplo e os titulares de ações ordinárias ou preferenciais exercerem o direito de eleger conselheiro, será assegurado ao Estado do Paraná o direito de eleger conselheiro em número igual ao dos eleitos pelos demais acionistas e pelos empregados, mais um, independentemente do número de conselheiros estabelecidos no caput.	~~**§ 1º** Sempre que cumulativamente, a eleição do Conselho de Administração se der pelo sistema de voto múltiplo e os titulares de ações ordinárias ou preferenciais exercerem o direito de eleger conselheiro, será assegurado ao Estado do Paraná o direito de eleger conselheiro em número igual ao dos eleitos pelos demais acionistas e pelos empregados, mais um, independentemente do número de conselheiros estabelecidos no caput.~~	Excluído, de acordo com a promulgação da Lei Estadual nº 21.272/2022.
§ 2º É assegurado aos acionistas minoritários o direito de eleger 01 (um) conselheiro, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.	~~**§ 2º** É assegurado aos acionistas minoritários o direito de eleger 01 (um) conselheiro, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022.
§ 3º É assegurado aos acionistas titulares de ações preferenciais que preencham os percentuais e requisitos previstos no artigo 141, §§ 4º e 5º da Lei Federal nº 6.404/1976, o direito de eleger 01 (um) conselheiro.	**§ ~~3º~~ 1º** É assegurado aos acionistas titulares de ações preferenciais que preencham os percentuais e requisitos previstos no artigo 141, §§ 4º e 5º da Lei Federal nº 6.404/1976, o direito de eleger 01 (um) conselheiro.	Renumerado, considerando a exclusão de parágrafos precedentes.
§ 4º O Conselho de Administração das Subsidiárias Integrais será composto por, no mínimo, 03 (três) membros, incluindo o Diretor Geral da respectiva Subsidiária Integral e 01 (um) diretor da Companhia.	**§ ~~4º~~ 2º** O Conselho de Administração das Subsidiárias Integrais será composto por, no mínimo, 03 (três) membros, incluindo o Diretor Geral da respectiva Subsidiária Integral e 01 (um) diretor da Companhia.	Renumerado, considerando a exclusão de parágrafos precedentes.
§ 5º O Diretor Presidente da Companhia poderá integrar o Conselho de Administração como seu secretário executivo, mediante eleição em Assembleia Geral.	~~**§ 5º** O Diretor Presidente da Companhia poderá integrar o Conselho de Administração como seu secretário executivo, mediante eleição em Assembleia Geral.~~	Excluído, considerando a composição do Conselho de Administração.
§ 6º Os cargos de Presidente do Conselho de Administração e de Diretor Presidente ou principal executivo da Companhia não poderão ser acumulados pela mesma pessoa.	**§ ~~6º~~ 3º** Os cargos de Presidente do Conselho de Administração e de Diretor Presidente ou principal executivo da Companhia não poderão ser acumulados pela mesma pessoa.	Renumerado, considerando a exclusão de parágrafos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 19/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 7º O Presidente do Conselho de Administração será indicado pelo acionista controlador e designado pela Assembleia Geral que o eleger, sendo substituído, em suas ausências e impedimentos, pelo conselheiro escolhido pela maioria de seus pares.	**§ ~~7º~~ 4º** ~~O Presidente do Conselho de Administração será indicado pelo acionista controlador e designado pela Assembleia Geral que o eleger, sendo substituído, em suas ausências e impedimentos, pelo conselheiro escolhido pela maioria de seus pares~~ O Conselho de Administração elegerá, dentre seus membros, seu Presidente, devendo tal eleição ocorrer na primeira reunião após a posse dos Conselheiros ou na primeira reunião seguinte à ocorrência de vacância desse cargo.	Renumerado com ajuste de texto, considerando a exclusão de parágrafos precedentes e visando refletir a competência do Conselho de Administra de eleger o presidente do Colegiado.
§ 8º As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e 13.303/2016, pela política e norma interna de indicação de membros de órgãos estatutários, além de atender aos seguintes parâmetros:	**§ ~~8º~~ 5º** As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pela~~s~~ Lei~~s~~ Federa~~is~~l nº 6.404/1976 ~~e 13.303/2016~~, pela política e norma interna de indicação de membros de órgãos estatutários, além de atender aos seguintes parâmetros:	Renumerado com ajuste de texto, considerando a exclusão de parágrafos precedentes e aplicabilidade de requisitos conforme a Lei 6404/76, de acordo com a promulgação da Lei Estadual nº 21.272/2022.
I ter, no mínimo, 03 (três) conselheiros independentes, sendo este número, em qualquer hipótese, igual ou superior a 25% (vinte e cinco por cento) do total de membros do órgão. Referidos conselheiros deverão ser expressamente declarados como independentes na ata da Assembleia Geral que os eleger, em conformidade com a definição do Regulamento do Nível 2 de Governança Corporativa da B3 e com o disposto na Lei Federal nº 13.303/2016, sendo também considerado(s) como independente(s) o(s) conselheiro(s) eleito(s) mediante faculdade prevista pelo artigo 141, §§ 4º e 5º e artigo 239, ambos da Lei Federal nº 6.404/1976 e alterações posteriores;	**I** ter, no mínimo, 03 (três) conselheiros independentes, sendo este número, em qualquer hipótese, igual ou superior a 25% (vinte e cinco por cento) do total de membros do órgão. Referidos conselheiros deverão ser expressamente declarados como independentes na ata da Assembleia Geral que os eleger, em conformidade com a definição do Regulamento do Nível 2 de Governança Corporativa da B3 ~~e com o disposto na Lei Federal nº 13.303/2016~~, sendo também considerado(s) como independente(s) o(s) conselheiro(s) eleito(s) mediante faculdade prevista pelo artigo 141, §§ 4º e 5º e artigo 239, ambos da Lei Federal nº 6.404/1976 e alterações posteriores;	Ajuste de texto, considerando os requisitos aplicáveis na eleição de conselheiros independentes, de acordo com a promulgação da Lei Estadual nº 21.272/2022.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 20/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
II quando, em decorrência da observância do percentual referido no parágrafo acima, resultar número fracionário de conselheiros, proceder-se-á ao arredondamento nos termos do Regulamento do Nível 2 de Governança Corporativa da B3.	**II q**uando, em decorrência da observância do percentual referido no parágrafo acima, resultar número fracionário de conselheiros, proceder-se-á ao arredondamento nos termos do Regulamento do Nível 2 de Governança Corporativa da B3; e	Ajuste de texto, visando a completude do artigo.
III ter, entre 03 (três) a 05 (cinco) conselheiros, incluídos os mencionados no inciso I, que atendam, cumulativamente, as condições previstas na Lei Federal nº 13.303/2016, para compor o Comitê de Auditoria Estatutário, dependendo da sua composição conforme Art. 51, § 2º deste Estatuto.	~~III ter, entre 03 (três) a 05 (cinco) conselheiros, incluídos os mencionados no inciso I, que atendam, cumulativamente, as condições previstas na Lei Federal nº 13.303/2016, para compor o Comitê de Auditoria Estatutário, dependendo da sua composição conforme Art. 51, § 2º deste Estatuto.~~	Excluído, considerando o atendimento a requisitos estabelecidos pela Lei Federal nº 13.303/2016 (Lei das Estatais), de acordo com a promulgação da Lei Estadual nº 21.272/2022.
IV ao menos 01 (um) dos conselheiros mencionados neste § 8º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto neste Estatuto;	~~IV~~ III ao menos 01 (um) dos conselheiros mencionados neste § ~~8º~~ 5º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto neste Estatuto.	Renumerado com ajuste de texto, considerando a inserção de artigos precedentes e visando adequar a referência cruzada do inciso.
Art. 18 Fica assegurada a participação de 01 (um) representante dos empregados no Conselho de Administração, com mandato coincidente com o dos demais conselheiros.	~~**Art. 18** Fica assegurada a participação de 01 (um) representante dos empregados no Conselho de Administração, com mandato coincidente com o dos demais conselheiros.~~	Excluído, visando refletir a composição do Conselho de Administração da Companhia.
§ 1º O conselheiro representante dos empregados será eleito nos termos estabelecidos na legislação pertinente, por escrutínio regulado segundo as normas da Companhia, sob os mesmos critérios de elegibilidade previstos para os demais conselheiros.	~~**§ 1º** O conselheiro representante dos empregados será eleito nos termos estabelecidos na legislação pertinente, por escrutínio regulado segundo as normas da Companhia, sob os mesmos critérios de elegibilidade previstos para os demais conselheiros.~~	Excluído, visando refletir a composição do Conselho de Administração da Companhia.
§ 2º O candidato eleito conselheiro representante dos empregados tomará posse para o mandato estabelecido neste artigo, permitida a reeleição por 01 (uma) só vez.	~~**§ 2º** O candidato eleito conselheiro representante dos empregados tomará posse para o mandato estabelecido neste artigo, permitida a reeleição por 01 (uma) só vez.~~	Novo, visando esclarecer a continuidade do mandato do membro do Conselho de Administração Eleito pelos empregados.
Art. 19 A investidura de membros no Conselho de Administração observará as condições estabelecidas nas	**Art.** ~~**19**~~ **21** A investidura de membros no Conselho de Administração observará as condições estabelecidas na~~s~~ Lei~~s~~	Renumerado com ajuste de texto, considerando a inclusão de artigos

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 21/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	Federa~~is~~l nº 6.404/1976 ~~e 13.303/2016~~ e demais disposições legais aplicáveis.	precedentes e suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
Vacância e substituições	**Vacância e substituições**	Mantém inalterado.
Art. 20 Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato.	**Art. ~~20~~ 22** Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato.	Renumerado, considerando a inserção de artigos precedentes.
§ 1º Observados os requisitos e vedações legais aplicáveis, caberá aos conselheiros remanescentes nomear o substituto para membro vacante até a primeira Assembleia Geral, nos termos da Lei Federal nº 6.404/1976.	**§ 1º** Observados os requisitos e vedações legais aplicáveis, caberá aos conselheiros remanescentes nomear o substituto para membro vacante até a primeira Assembleia Geral, nos termos da Lei Federal nº 6.404/1976.	Mantém inalterado.
§ 2º Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral.	**§ 2º** Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral.	Mantém inalterado.
§ 3º Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.	**§ 3º** Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.	Mantém inalterado.
Art. 21 A função de conselheiro de administração é pessoal e não se admite suplente, inclusive para representante dos empregados.	**Art.~~-21~~ 23** A função de conselheiro de administração é pessoal e não se admite suplente~~, inclusive para representante dos empregados~~.	Renumerado com ajuste de texto, considerando a inserção de artigos precedentes e a exclusão do Art. 18.
Funcionamento	**Funcionamento**	Mantém inalterado.
Art. 22 O Conselho de Administração se reunirá ordinariamente 01 (uma) vez por mês e	**Art. ~~22~~ 24** O Conselho de Administração se reunirá ordinariamente 01 (uma) vez por mês e extraordinariamente	Renumerado com juste de texto, considerando a inserção de artigos

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 22/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
extraordinariamente sempre que necessário, conforme previsto no Art. 25 do presente Estatuto.	sempre que necessário, conforme previsto no ~~Art.~~ artigo ~~25~~ 27 do presente Estatuto.	precedentes e adequação da referência cruzada.
Art. 23 As reuniões do Conselho de Administração serão convocadas pelo seu presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados.	**Art. ~~23~~ 25** As reuniões do Conselho de Administração serão convocadas pelo seu presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados.	Renumerado, considerando a inserção de artigos precedentes.
§ 1º As convocações enviadas no endereço físico ou eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.	**§ 1º** As convocações enviadas no endereço físico ou eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.	Mantém inalterado.
§ 2º As reuniões ordinárias deverão ser convocadas com antecedência mínima de 07 (sete) dias em relação à data da sua realização.	**§ 2º** As reuniões ordinárias deverão ser convocadas com antecedência mínima de 07 (sete) dias em relação à data da sua realização.	Mantém inalterado.
§ 3º As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares.	**§ 3º** As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares.	Mantém inalterado.
Art. 24 Fica facultada, se necessária, a participação não presencial dos conselheiros na reunião, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. O conselheiro, nesta hipótese, será considerado presente na reunião, e seu voto será considerado válido para todos os efeitos legais, sendo incorporado à ata da referida reunião.	**Art. ~~24~~ 26** Fica facultada, se necessária, a participação não presencial dos conselheiros na reunião, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. O conselheiro, nesta hipótese, será considerado presente na reunião, e seu voto será considerado válido para todos os efeitos legais, sendo incorporado à ata da referida reunião.	Renumerado, considerando a inserção de artigos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 23/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 25 Quando houver motivo de urgência, formalmente justificado para os membros do Conselho de Administração, o presidente do Conselho de Administração poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.	**Art. ~~25~~ 27** Quando houver motivo de urgência, formalmente justificado para os membros do Conselho de Administração, o presidente do Conselho de Administração poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.	Renumerado, considerando a inserção de artigos precedentes.
Art. 26 O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.	**Art. ~~26~~ 28** O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.	Renumerado, considerando a inserção de artigos precedentes.
Art. 27 As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio de acordo com o estabelecido em seu Regimento Interno.	**Art. ~~27~~ 29** As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio de acordo com o estabelecido em seu Regimento Interno.	Renumerado, considerando a inserção de artigos precedentes.
Parágrafo Único. Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato da ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado e não será dada publicidade.	**Parágrafo Único.** Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato da ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado, não sendo dada publicidade.	Ajuste de texto.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 24/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Atribuições	**Atribuições**	Mantém inalterado.
Art. 28 Além das atribuições previstas em lei, compete ainda ao Conselho de Administração:	**Art. ~~28~~ 30** Sem prejuízo das competências ~~Além das atribuições~~ previstas em lei, compete ~~ainda~~ ao Conselho de Administração:	Renumerado com ajuste de texto, considerando a inserção de artigos precedentes e visando a clarificação da redação do artigo.
I fixar a orientação geral dos negócios da Companhia, incluindo aprovação e acompanhamento do plano de negócio, planejamento estratégico e de investimentos, definindo objetivos e prioridades no atendimento de políticas públicas compatíveis com a área de atuação da Companhia e o seu objeto social, buscando o desenvolvimento com sustentabilidade;	I fixar a orientação geral dos negócios da Companhia, incluindo aprovação e acompanhamento do plano de negócio, planejamento estratégico e de investimentos, ~~definindo objetivos e prioridades no atendimento de políticas públicas compatíveis com a área de atuação da Companhia e o seu objeto social,~~ buscando o desenvolvimento com sustentabilidade;	Ajuste de texto, excluindo o atendimento a políticas públicas como requisito estabelecido pela Lei Federal nº 13.303/2016 (Lei das Estatais), de acordo com a promulgação da Lei Estadual nº 21.272/2022.
II eleger, destituir, tomar conhecimento de renúncia e substituir os diretores da Companhia, fixando-lhes as atribuições, fiscalizando sua gestão, bem como:	II eleger, destituir, tomar conhecimento de renúncia e substituir os diretores da Companhia, fixando-lhes as atribuições, fiscalizando sua gestão, bem como:	Mantém inalterado.
a) examinar a qualquer tempo os livros e papéis da Companhia, contratos ou quaisquer outros atos;	a) examinar a qualquer tempo os livros e papéis da Companhia, contratos ou quaisquer outros atos;	Mantém inalterado.
b) aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria; e	b) aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria; e	Mantém inalterado.
c) avaliar anualmente a execução da estratégia de longo prazo, devendo publicar suas conclusões e informá-las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica, cuja divulgação possa ser comprovadamente prejudicial aos interesses da Companhia;	c) avaliar anualmente a execução da estratégia de longo prazo~~, devendo publicar suas conclusões e informá-las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica, cuja divulgação possa ser comprovadamente prejudicial aos interesses~~ da Companhia;	Ajuste de texto, excluindo o atendimento a requisito estabelecido pela Lei Federal nº 13.303/2016 (Lei das Estatais), de acordo com a promulgação da Lei Estadual nº 21.272/2022.
III manifestar-se sobre o relatório da administração e as contas da Diretoria;	III manifestar-se sobre o relatório da administração e as contas da Diretoria;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 25/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
IV convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;	IV convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;	Mantém inalterado.
V aprovar e acompanhar planos e programas anuais e plurianuais com o orçamento empresarial de dispêndios e investimento da Companhia e suas Subsidiárias Integrais, com indicação das fontes e aplicações de recursos;	V aprovar e acompanhar planos e programas anuais e plurianuais com o orçamento empresarial de dispêndios e investimento da Companhia e suas Subsidiárias Integrais, com indicação das fontes e aplicações de recursos;	Mantém inalterado.
VI autorizar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário, inclusive de outros serviços de seus auditores independentes, recomendada pelo Comitê de Auditoria Estatutário, quando a remuneração global representar mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;	VI autorizar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário, inclusive de outros serviços de seus auditores independentes, recomendada pelo Comitê de Auditoria Estatutário, quando a remuneração global representar mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;	Mantém inalterado.
VII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano trabalho, com o apoio do Comitê de Auditoria Estatutário;	VII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano trabalho, com o apoio do Comitê de Auditoria Estatutário;	Mantém inalterado.
VIII nomear e destituir o titular da Auditoria Interna, após recomendação do Comitê de Auditoria Estatutário;	VIII nomear e destituir o titular da Auditoria Interna, após recomendação do Comitê de Auditoria Estatutário;	Mantém inalterado.
IX monitorar, periodicamente, a eficácia dos sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude, nos termos da Lei Federal nº 13.303/2016;	IX monitorar, periodicamente, com o apoio do Comitê de Auditoria Estatutário, a eficácia dos sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude~~, nos termos da Lei Federal nº 13.303/2016~~;	Ajuste de texto, excluindo o atendimento a requisito estabelecido pela Lei Federal nº 13.303/2016 (Lei das Estatais), de acordo com a promulgação da Lei Estadual nº 21.272/2022.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 26/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
X aprovar o Código de Conduta e o Programa de Integridade da Copel, monitorando as decisões que envolvem as práticas de governança corporativa, o relacionamento com partes interessadas e o Código de Ética da Alta Administração Estadual;	X aprovar o Código de Conduta e o Programa de Integridade da Copel, monitorando as decisões que envolvem as práticas de governança corporativa~~,~~ e o relacionamento com partes interessadas ~~e o Código de Ética da Alta Administração Estadual~~;	Ajuste de texto, de acordo com a promulgação da Lei Estadual nº 21.272/2022.
XI analisar, a partir de reporte direto do Diretor de Governança, Risco e Compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada;	XI analisar, a partir de reporte direto do Diretor responsável por ~~de~~ governança, risco e compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada;	Ajuste de texto, visando refletir as competências do Conselho de Administração em Diretor responsável por Governança, Risco e Compliance.
XII estabelecer diretrizes quanto à gestão de pessoas;	XII estabelecer diretrizes quanto à gestão de pessoas;	Mantém inalterado.
XIII realizar avaliação anual, individual e coletiva, do seu desempenho e dos demais membros dos órgãos estatutários, observando os dispositivos da Lei Federal nº 13.303/2016, contando com apoio metodológico e procedimental do Comitê de Indicação e Avaliação;	XIII realizar avaliação anual, individual e coletiva, do seu desempenho e dos demais membros dos órgãos estatutários~~, observando os dispositivos da Lei Federal nº 13.303/2016, contando com apoio metodológico e procedimental do Comitê de Indicação e Avaliação~~;	Ajuste de texto, excluindo o atendimento a requisito estabelecido pela Lei Federal nº 13.303/2016 (Lei das Estatais), de acordo com a promulgação da Lei Estadual nº 21.272/2022.
XIV aprovar as transações entre partes relacionadas, dentro dos critérios e limites de alçada definidos pela Companhia, observada a política específica, com o suporte do Comitê de Auditoria Estatutário;	XIV aprovar as transações entre partes relacionadas, dentro dos critérios e limites de alçada definidos pela Companhia, observada a política específica, com o suporte do Comitê de Auditoria Estatutário;	Mantém inalterado.
XV constituir, instalar e dissolver comitês não remunerados de assessoramento ao Conselho de Administração, nomear e destituir seus membros, bem como nomear e destituir os membros dos comitês estatutários de assessoramento ao Conselho de Administração, exceto se disposto em contrário neste Estatuto;	XV constituir, instalar e dissolver comitês não remunerados de assessoramento ao Conselho de Administração, nomear e destituir seus membros, bem como nomear e destituir os membros dos comitês estatutários de assessoramento ao Conselho de Administração, exceto se disposto em contrário neste Estatuto;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 27/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
XVI aprovar os regimentos internos do Conselho de Administração, da Diretoria e dos Comitês de Assessoramento, estatutários e não estatutários, bem como eventuais alterações.	XVI aprovar os regimentos internos do Conselho de Administração, da Diretoria e dos Comitês de Assessoramento, estatutários e não estatutários, bem como eventuais alterações.	Mantém inalterado.
XVII aprovar e monitorar as políticas gerais da Companhia e suas respectivas alterações, ~~bem como monitorar a aplicação~~ no que se refere a:	XVII aprovar e monitorar as políticas gerais da Companhia e suas respectivas alterações, no que se refere a:	Ajuste de texto.
a) gerenciamento de riscos;	a) gerenciamento de riscos;	Mantém inalterado.
b) integridade;	b) integridade;	Mantém inalterado.
c) transações com partes relacionadas;	c) transações com partes relacionadas;	Mantém inalterado.
d) governança corporativa;	d) governança corporativa;	Mantém inalterado.
e) sustentabilidade;	e) sustentabilidade;	Mantém inalterado.
f) mudança do clima;	f) mudança do clima;	Mantém inalterado.
g) participações societárias;	g) participações societárias;	Mantém inalterado.
h) gestão de pessoas;	h) gestão de pessoas;	Mantém inalterado.
i) saúde e segurança do trabalho;	i) saúde e segurança do trabalho;	Mantém inalterado.
j) indicação dos membros dos órgãos estatutários e avaliação anual de desempenho;	j) indicação dos membros dos órgãos estatutários e avaliação anual de desempenho;	Mantém inalterado.
k) comunicação e porta-vozes;	k) comunicação e porta-vozes;	Mantém inalterado.
l) negociação de ações de emissão própria;	l) negociação de ações de emissão própria;	Mantém inalterado.
m) dividendos;	m) dividendos;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 28/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
n) doações e patrocínios;	n) doações e patrocínios;	Mantém inalterado.
o) divulgação de informações e fatos relevantes;	**o)** divulgação de informações e fatos relevantes;	Mantém inalterado.
p) relações com investidores.	p) relações com investidores.	Mantém inalterado.
XVIII fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os *covenants* existentes nos contratos já firmados;	XVIII fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os *covenants* existentes nos contratos já firmados;	Mantém inalterado.
XIX mediante proposta da Diretoria, autorizar, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido, as provisões contábeis e, previamente, a celebração de quaisquer negócios jurídicos, incluindo aquisição, alienação ou oneração de ativos, cessão em comodato de bens do ativo permanente, constituição de ônus reais e prestação de garantias, assunção de obrigações em geral, renúncia, transação e ainda associação com outras pessoas jurídicas;	XIX mediante proposta da Diretoria, autorizar, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido, as provisões contábeis e, previamente, a celebração de quaisquer negócios jurídicos, incluindo aquisição, alienação ou oneração de ativos, cessão em comodato de bens do ativo permanente, constituição de ônus reais e prestação de garantias, assunção de obrigações em geral, renúncia, transação e ainda associação com outras pessoas jurídicas;	Mantém inalterado.
XX estabelecer os assuntos e valores para sua alçada decisória e da Diretoria, inclusive podendo delegar a aprovação dos negócios jurídicos de sua competência em limite de alçada que definir, respeitada a competência privativa prevista em lei;	XX estabelecer os assuntos e valores para sua alçada decisória e da Diretoria, inclusive podendo delegar a aprovação dos negócios jurídicos de sua competência em limite de alçada que definir, respeitada a competência privativa prevista em lei;	Mantém inalterado.
XXI deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de dividendos;	XXI deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de dividendos;	Mantém inalterado.
XXII deliberar sobre a distribuição de dividendos intermediários, de dividendos intercalares e de juros sobre capital próprio com base nas reservas de lucros e do lucro	XXII deliberar sobre a distribuição de dividendos intermediários, de dividendos intercalares e de juros sobre capital próprio com base nas reservas de lucros e do lucro	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 29/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
líquido do exercício em curso registrados em demonstrações contábeis intermediárias, semestrais ou trimestrais, desde que observado o disposto na legislação, neste estatuto e na política de dividendos da Companhia;	líquido do exercício em curso registrados em demonstrações contábeis intermediárias, semestrais ou trimestrais, desde que observado o disposto na legislação, neste estatuto e na política de dividendos da Companhia;	
XXIII deliberar sobre o aumento do capital social dentro do limite autorizado por este Estatuto, fixando as respectivas condições de subscrição e integralização;	XXIII dentro do limite do capital autorizado: (i) deliberar sobre o aumento do capital social ~~dentro do limite autorizado por este Estatuto,~~ fixando as respectivas condições de subscrição e integralização; (ii) deliberar sobre a emissão de bônus de subscrição; (iii) de acordo com plano aprovado pela Assembleia Geral, outorgar opção de compra de ações a administradores e empregados da Companhia ou de sociedade sob seu controle, ou a pessoas naturais que lhes prestem serviços, sem que os acionistas tenham direito de preferência na outorga ou subscrição destas ações; (iv) aprovar aumento do capital social mediante a capitalização de lucros ou reservas, com ou sem bonificação em ações; e (v) deliberar sobre a emissão de debêntures conversíveis;	Ajuste de redação para ampliar as atribuições do Conselho de Administração em consonância com a estrutura de *Corporation*.
XXIV autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;	XXIV autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;	Mantém inalterado.
XXV autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures não conversíveis em ações, notas promissórias, *commercial papers*, *bonds* e outros, inclusive para oferta pública de distribuição, na forma da lei, observado o disposto no inciso XXXIII deste artigo;	XXV autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures ~~não conversíveis em ações~~, notas promissórias, *commercial papers*, *bonds* e outros, inclusive para oferta pública de distribuição, na forma da lei, observado o disposto no inciso XXXIII deste artigo;	Ajuste de texto, visando refletir as competências do Conselho de Administração em relação à emissão de títulos.
XXVI aprovar aportes em investimentos societários que impliquem aumento do patrimônio líquido das	XXVI aprovar aportes em investimentos societários que impliquem aumento do patrimônio líquido das participações,	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 30/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
participações, podendo, inclusive, delegar esta aprovação de sua competência em limite de alçada que definir;	podendo, inclusive, delegar esta aprovação de sua competência em limite de alçada que definir;	
XXVII deliberar sobre os projetos de investimento e participação em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, consórcios ou empreendimentos;	XXVII deliberar sobre os projetos de investimento e participação em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, consórcios ou empreendimentos;	Mantém inalterado.
XXVIII deliberar sobre assuntos que, em virtude de disposição legal ou por determinação da Assembleia Geral, sejam de sua competência, incluindo aprovar Relatório Integrado ou de Sustentabilidade e indicadores ambientais, sociais e de governança; Regulamento Interno de Licitações e Contratos da Companhia; além de aprovar e subscrever a Carta Anual de Políticas Públicas e de Governança Corporativa, na forma da lei;	XXVIII deliberar sobre assuntos que, em virtude de disposição legal ou por determinação da Assembleia Geral, sejam de sua competência, incluindo aprovar Relatório Integrado ou de Sustentabilidade e indicadores ambientais, sociais e de governança, Formulário de Referência e Formulário 20-F; ~~Regulamento Interno de Licitações e Contratos da Companhia; além de aprovar e subscrever a Carta Anual de Políticas Públicas e de Governança Corporativa, na forma da lei;~~	Ajuste de texto, excluindo o atendimento a requisito estabelecido pela Lei Federal nº 13.303/2016 (Lei das Estatais), de acordo com a promulgação da Lei Estadual nº 21.272/2022.
XXIX assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente, ~~observando a política de indenidade e as condições gerais dos contratos de indenidade aprovados pela Assembleia Geral de acionistas;~~	XXIX assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente;	Ajuste de texto
XXX aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários,	XXX aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados	Ajuste de texto, considerando a exclusão do inciso XIV, do art. 14 do presente Estatuto.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 31/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
empregados prepostos e mandatários da Companhia e a celebração de contratos de indenidade, observando a política de indenidade e as condições gerais dos contratos de indenidade aprovados pela Assembleia Geral de acionistas;	prepostos e mandatários da Companhia e a celebração de contratos de indenidade, observando a política de indenidade e as condições gerais dos contratos de indenidade ~~aprovados pela Assembleia Geral de acionistas~~;	
XXXI solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;	**XXXI** solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;	Mantém inalterado.
XXXII exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria e deliberar sobre os casos omissos deste Estatuto;	XXXII exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria e deliberar sobre os casos omissos deste Estatuto;	Mantém inalterado.
XXXIII manifestar-se favorável ou contrariamente a respeito de qualquer oferta pública de aquisição de ações que tenha por objeto as ações de emissão da Companhia, por meio de parecer prévio fundamentado, divulgado em até 15 (quinze) dias da publicação do edital da oferta pública de aquisição de ações, que deverá abordar, no mínimo: (i) a conveniência e oportunidade da oferta pública de aquisição de ações quanto ao interesse do conjunto dos acionistas e em relação à liquidez dos valores mobiliários de sua titularidade; (ii) as repercussões da oferta pública de aquisição de ações sobre os interesses da Companhia; (iii) os planos estratégicos divulgados pelo ofertante em relação à Companhia; (iv) outros pontos que o Conselho de Administração considerar pertinentes, bem como as informações exigidas pelas regras aplicáveis estabelecidas pela Comissão de Valores Mobiliários;	XXXIII manifestar-se favorável ou contrariamente a respeito de qualquer oferta pública de aquisição de ações que tenha por objeto as ações de emissão da Companhia, por meio de parecer prévio fundamentado, divulgado em até 15 (quinze) dias da publicação do edital da oferta pública de aquisição de ações, que deverá abordar, no mínimo: (i) a conveniência e oportunidade da oferta pública de aquisição de ações quanto ao interesse do conjunto dos acionistas e em relação à liquidez dos valores mobiliários de sua titularidade; (ii) as repercussões da oferta pública de aquisição de ações sobre os interesses da Companhia; (iii) os planos estratégicos divulgados pelo ofertante em relação à Companhia; (iv) outros pontos que o Conselho de Administração considerar pertinentes, bem como as informações exigidas pelas regras aplicáveis estabelecidas pela Comissão de Valores Mobiliários;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 32/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	Estatuto proposto	Justificativa
XXXIV definir lista tríplice de empresas especializadas em avaliação econômica de empresas para a elaboração de laudo de avaliação das ações da Companhia, nos casos de oferta pública de aquisição das ações para cancelamento de registro de companhia aberta ou para saída do Nível 2 de Governança Corporativa da B3;	XXXIV definir lista tríplice de empresas especializadas em avaliação econômica de empresas para a elaboração de laudo de avaliação das ações da Companhia, nos casos de oferta pública de aquisição das ações para cancelamento de registro de companhia aberta ou para saída do Nível 2 de Governança Corporativa da B3;	Mantém inalterado.
XXXV fixar prazos, procedimentos e regras aplicáveis à conversão de ações de emissão da Companhia, em conformidade com este Estatuto e a legislação aplicável;	XXXV fixar prazos, procedimentos e regras aplicáveis à conversão de ações de emissão da Companhia, em conformidade com este Estatuto e a legislação aplicável;	Mantém inalterado.
XXXVI fixar prazos, procedimentos e regras aplicáveis à emissão de *Units*, em conformidade com este Estatuto e a legislação aplicável; e	XXXVI fixar prazos, procedimentos e regras aplicáveis à emissão de *Units*, em conformidade com este Estatuto e a legislação aplicável; e	Mantém inalterado.
XXXVII conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração.	**XXXVII** conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração.	Mantém inalterado.
XXXVIII aprovar a alteração do endereço completo da Companhia, dentro do município sede, conforme definido no Art. 3º.	**XXXVIII** aprovar a alteração do endereço completo da Companhia, dentro do município sede, conforme definido no Art. 3º.	Mantém inalterado.
Art. 29 Compete ao presidente do Conselho de Administração, além das atribuições previstas no Regimento Interno, conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho individual e coletiva, de periodicidade anual, dos administradores e dos membros dos Comitês Estatutários nos termos do presente Estatuto.	**Art. ~~29~~ 31** Compete ao presidente do Conselho de Administração, além das atribuições previstas no Regimento Interno, conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho individual e coletiva, de periodicidade anual, dos administradores e dos membros dos Comitês Estatutários nos termos do presente Estatuto.	Renumerado, considerando a inserção de artigos precedentes.
SEÇÃO II - DIRETORIA	**SEÇÃO II - DIRETORIA**	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 33/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 30 A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com as orientações gerais estabelecidas pelo Conselho de Administração.	**Art. ~~30~~ 32** A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com as orientações gerais estabelecidas pelo Conselho de Administração.	Renumerado, considerando a inserção de artigos precedentes.
Composição, mandato e investidura	**Composição, mandato e investidura**	Mantém inalterado.
Art. 31 A Diretoria será composta por 06 (seis) diretores membros, todos residentes no País, eleitos pelo Conselho de Administração, com mandato de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e Regulatório; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto de Comunicação, cujas atribuições serão definidas no Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.	**Art. ~~31~~ 33** A Diretoria Executiva será eleita pelo Conselho de Administração, podendo ser destituída a qualquer tempo por aquele colegiado, e será composta por até 06 (seis) Diretores ~~membros~~ Executivos, de natureza estatutária, sendo um deles o Diretor Presidente, todos residentes no País, ~~eleitos pelo Conselho de Administração~~, com mandato unificado de 02 (dois) anos, permitida reeleição, respeitando-se o mínimo de 3 (três) membros. ~~sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e Regulatório; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance.~~ A Companhia poderá ter, ainda, ~~01 (um) Diretor Adjunto de Comunicação~~ Diretores Adjuntos, cujas atribuições serão definidas pelo Conselho de Administração, conforme proposta do Diretor Presidente.	Renumerado com ajuste de texto, considerando a inserção de artigos precedentes e visando esclarecer o prazo de mandato das diretorias da Companhia é de 02 anos, sendo permitidas reeleições, bem como o número máximo e mínimo de diretorias permitidas.
Parágrafo Único. As indicações para Diretoria devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e nº 13.303/2016 e pela política e norma interna de indicação de membros de órgãos estatutários.	~~**Parágrafo Único.**~~ **§ 1º** As indicações para Diretoria devem observar os requisitos e vedações impostos pela~~s~~ Lei~~s~~ Federa~~is~~l nº 6.404/1976 ~~e nº 13.303/2016~~ e pela política e norma interna de indicação de membros de órgãos estatutários.	Renumerado com ajuste de texto, considerando a inclusão do §2º e suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
NOVO	**§2º** Na indicação do Diretor Presidente, o Conselho de Administração deverá observar a sua capacidade profissional,	Novo, visando esclarecer a necessidade de observância pelo Conselho de Administração

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 34/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	Estatuto proposto	Justificativa
	notório conhecimento, especialização e perfil profissional necessário às atribuições do cargo.	da capacidade profissional, notório conhecimento, especialização e perfil profissional ao indicar o Diretor Presidente.
Art. 32 É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento.	**Art. ~~32~~ 34** É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento.	Renumerado, considerando a inserção de artigos precedentes.
Atribuições	**Atribuições**	Mantém inalterado.
Art. 33 A Diretoria tem poderes para praticar os atos necessários ao funcionamento regular da Companhia e à consecução do objeto social, observadas as disposições legais, estatutárias e constantes do seu Regimento Interno.	**Art. ~~33~~ 35** A Diretoria tem poderes para praticar os atos necessários ao funcionamento regular da Companhia e à consecução do objeto social, observadas as disposições legais, estatutárias e constantes do seu Regimento Interno.	Renumerado, considerando a inserção de artigos precedentes.
Parágrafo Único. Sem prejuízo do disposto no Art. 46, compete à Diretoria administrar e gerir os negócios da Companhia de forma sustentável, cabendo-lhe apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior:	**Parágrafo Único.** Sem prejuízo do disposto no ~~Art.~~ artigo ~~46~~ 48, compete à Diretoria administrar e gerir os negócios da Companhia de forma sustentável, cabendo-lhe apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior:	Ajuste de texto, visando adequar a referência cruzada.
I plano de negócios para o exercício anual seguinte;	I plano de negócios para o exercício anual seguinte;	Mantém inalterado.
II as bases, diretrizes e estratégias de longo prazo para a elaboração do planejamento estratégico, os planos e programas anuais e plurianuais, contemplando a análise de riscos e oportunidades para um horizonte mínimo de 05 (cinco) anos; e	II as bases, diretrizes e estratégias de longo prazo para a elaboração do planejamento estratégico, os planos e programas anuais e plurianuais, contemplando a análise de riscos e oportunidades para um horizonte mínimo ~~de 05 (cinco) anos~~ definido no Regimento Interno das Diretorias; e	Ajuste de texto, visando esclarecer os mecanismos referentes ao planejamento estratégico.
III os orçamentos de custeio e de investimentos da Companhia para o exercício anual seguinte, visando ao alcance das estratégias empresariais.	III os orçamentos de custeio e de investimentos da Companhia para o exercício anual seguinte, visando ao alcance das estratégias empresariais.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 35/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 34 Compete ao Diretor Presidente:	**Art.** ~~**34**~~ **36** Compete ao Diretor Presidente:	Renumerado, considerando a inserção de artigos precedentes.
I dirigir e coordenar a Companhia;	I dirigir e coordenar a Companhia;	Mantém inalterado.
II representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o Art. 38 e seguintes do presente Estatuto;	II representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o ~~Art.~~ artigo 40 e seguintes do presente Estatuto;	Ajuste de texto, visando melhorar a redação do artigo.
III dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;	III dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;	Mantém inalterado.
IV zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;	IV zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;	Mantém inalterado.
V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;	V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;	Mantém inalterado.
VI dirigir e coordenar os trabalhos da Diretoria;	VI dirigir e coordenar os trabalhos da Diretoria;	Mantém inalterado.
VII convocar e presidir as reuniões da Diretoria;	VII convocar e presidir as reuniões da Diretoria;	Mantém inalterado.
VIII conceder licença aos demais membros da Diretoria e indicar o substituto nos casos de ausência ou impedimento temporário;	VIII conceder licença aos demais membros da Diretoria e indicar o substituto nos casos de ausência ou impedimento temporário;	Mantém inalterado.
IX resolver questões de conflito de interesse ou conflito de competência entre as Diretorias;	IX resolver questões de conflito de interesse ou conflito de competência entre as Diretorias;	Mantém inalterado.
X propor ao Conselho de Administração a indicação dos Diretores Executivos, observado os requisitos e vedações estabelecidos em política e normas internas;	X propor ao Conselho de Administração a indicação dos Diretores Executivos e Diretores Adjuntos, observado os requisitos e vedações estabelecidos em política e normas	Ajuste de texto, visando refletir a competência do Diretor presidente em indicar Diretores Executivos e Diretores

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 36/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
	internas, podendo, inclusive, propor ao Conselho de Administração sua destituição a qualquer tempo;	Adjuntos, podendo, inclusive, propor ao Conselho de Administração sua destituição a qualquer tempo.
XI deliberar sobre a adesão e permanência em compromissos voluntários assumidos pela Copel Holding e pelas Subsidiárias Integrais; e	XI deliberar sobre a adesão e permanência em compromissos voluntários assumidos pela Copel Holding e pelas Subsidiárias Integrais; e	Mantém inalterado.
XII exercer outras atribuições que lhe forem conferidas pelo Conselho de Administração, observada a legislação vigente e nos termos deste estatuto.	XII exercer outras atribuições que lhe forem conferidas pelo Conselho de Administração, observada a legislação vigente e nos termos deste estatuto.	Mantém inalterado.
Art. 35 São atribuições dos demais diretores:	**Art. ~~35~~ 37** São atribuições dos demais diretores:	Renumerado, considerando a inserção de artigos precedentes.
I gerir as atividades objeto da sua área de atuação, estabelecidas no Regimento Interno da Diretoria;	I gerir as atividades objeto da sua área de atuação, estabelecidas no Regimento Interno da Diretoria;	Mantém inalterado.
II participar das reuniões de Diretoria, contribuindo para a definição e aplicação das políticas a serem seguidas pela Companhia e relatar sobre os assuntos relevantes da sua respectiva área de atuação; e	II participar das reuniões de Diretoria, contribuindo para a definição e aplicação das políticas a serem seguidas pela Companhia e relatar sobre os assuntos relevantes da sua respectiva área de atuação; e	Mantém inalterado.
III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração no que se refere à gestão de sua área específica de atuação.	III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração no que se refere à gestão de sua área específica de atuação.	Mantém inalterado.
§ 1º As demais atribuições individuais dos diretores serão detalhadas no Regimento Interno da Diretoria.	**§ 1º** As demais atribuições individuais dos diretores serão detalhadas no Regimento Interno da Diretoria.	Mantém inalterado.
§ 2º Além das atribuições estabelecidas neste Estatuto, compete aos diretores assistir e auxiliar o Diretor Presidente na administração dos negócios da Companhia, bem como assegurar a cooperação e o apoio aos demais diretores no âmbito de suas respectivas competências,	**§ 2º** Além das atribuições estabelecidas neste Estatuto, compete aos diretores assistir e auxiliar o Diretor Presidente na administração dos negócios da Companhia, bem como assegurar a cooperação e o apoio aos demais diretores no	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 37/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
visando à consecução dos objetivos e interesses da Companhia.	âmbito de suas respectivas competências, visando à consecução dos objetivos e interesses da Companhia.	
§ 3º Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das Subsidiárias Integrais e controladas.	**§ 3º** Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das Subsidiárias Integrais e controladas.	Mantém inalterado.
Art. 36 A Diretoria de Governança, Risco e Compliance é responsável pela verificação do cumprimento de obrigações e gestão de riscos, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, dentre outras definidas no Regimento Interno da Diretoria.	**Art. ~~36~~ 38** A Diretoria responsável por ~~de~~ governança, risco e compliance tem a atribuição de verificar o ~~é responsável pela verificação do~~ cumprimento de obrigações e gestão de riscos, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, dentre outras definidas no Regimento Interno da Diretoria.	Renumerado com ajuste de texto, considerando a inserção de artigos precedentes e visando refletir as responsabilidades da diretoria responsável por governança, risco e compliance.
§ 1º O Diretor de Governança, Risco e Compliance poderá reportar-se diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.	**§ 1º** O Diretor responsável por ~~de~~ governança, risco e compliance poderá reportar-se diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.	Ajuste de texto, visando refletir as responsabilidades da diretoria responsável por governança, risco e compliance.
§ 2º Para o exercício de suas atribuições, a Diretoria terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.	**§ 2º** Para o exercício de suas atribuições, a Diretoria terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.	Mantém inalterado.
Art. 37 O Diretor de Finanças e de Relações com Investidores é responsável por prestar informações ao público investidor, à Comissão de Valores Mobiliários do Brasil, à *Securities and Exchange Commission* dos Estados Unidos da América e às Bolsas de Valores em que a Companhia estiver listada e por manter atualizado o	**Art. ~~37~~ 39** O Diretor responsável por ~~de~~ finanças e ~~de~~ relações com investidores tem a atribuição de ~~é responsável por~~ prestar informações ao público investidor, à Comissão de Valores Mobiliários do Brasil, à *Securities and Exchange Commission* dos Estados Unidos da América e às Bolsas de Valores em que a Companhia estiver listada e por manter	Renumerado com ajuste de texto, considerando a inserção de artigos precedentes e visando refletir as competências do diretor responsável por finanças e relações com investidores.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 38/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
registro de companhia aberta, cumprindo toda a legislação e regulamentação aplicável.	atualizado o registro de companhia aberta, cumprindo toda a legislação e regulamentação aplicável.	
~~Regras para~~ **representação da Companhia**	**Representação da Companhia**	Ajuste de texto.
Art. 38 A Companhia obriga-se perante terceiros:	**Art.** ~~**38**~~ **40** A Companhia obriga-se perante terceiros:	Renumerado, considerando a inserção de artigos precedentes.
I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;	I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;	Mantém inalterado.
II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;	II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;	Mantém inalterado.
III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;	III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;	Mantém inalterado.
IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.	IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.	Mantém inalterado.
Parágrafo Único. O Diretor de Finanças e de Relações com Investidores pode, individualmente, representar a Companhia perante a Comissão de Valores Mobiliários, a *Securities and Exchange Commission* dos Estados Unidos da América, a B3, a instituição financeira prestadora dos serviços de escrituração de ações da Companhia e entidades administradoras de mercados organizados nos quais os valores mobiliários da Companhia estejam admitidos à negociação.	**Parágrafo Único.** O Diretor responsável por ~~de~~ finanças e de relações com investidores pode, individualmente, representar a Companhia perante a Comissão de Valores Mobiliários, a *Securities and Exchange Commission* dos Estados Unidos da América, a B3, a instituição financeira prestadora dos serviços de escrituração de ações da Companhia e entidades administradoras de mercados organizados nos quais os valores mobiliários da Companhia estejam admitidos à negociação.	Ajuste de texto, visando refletir as competências do diretor responsável por finanças e relações com investidores.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 39/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 39 Os diretores poderão constituir mandatários da Companhia, devendo ser especificados no instrumento os atos ou operações que poderão praticar e a duração do mandato, sendo que, apenas as procurações para o foro em geral terão prazo indeterminado.	**Art.** ~~39~~ **41** Os diretores poderão constituir mandatários da Companhia, devendo ser especificados no instrumento os atos ou operações que poderão praticar e a duração do mandato, sendo que, apenas as procurações para o foro em geral terão prazo indeterminado.	Renumerado, considerando a inserção de artigos precedentes.
§ 1º As procurações outorgadas pela Companhia devem ser assinadas por 02 (dois) diretores conjuntamente, especificando os poderes outorgados e com prazo de vigência de, no máximo, 01 (um) ano.	**§ 1º** As procurações outorgadas pela Companhia devem ser assinadas por 02 (dois) diretores conjuntamente, especificando os poderes outorgados e com prazo de vigência de, no máximo, 01 (um) ano.	Mantém inalterado.
§ 2º Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos diretores que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.	**§ 2º** Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos diretores que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.	Mantém inalterado.
Art. 40 Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.	**Art.** ~~40~~ **42** Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.	Renumerado, considerando a inserção de artigos precedentes.
Vacância e substituição	**Vacância e substituição**	Mantém inalterado.
Art. 41 Nas vacâncias, ausências ou impedimentos temporários de qualquer diretor, o Diretor Presidente	**Art.** ~~41~~ **43** Nas vacâncias, ausências ou impedimentos temporários de qualquer diretor, o Diretor Presidente	Renumerado, considerando a inserção de artigos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 40/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	Estatuto proposto	Justificativa
designará outro membro da Diretoria para acumular as funções.	designará outro membro da Diretoria para acumular as funções.	
§ 1º Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.	**§ 1º** Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.	Mantém inalterado.
§ 2º Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.	**§ 2º** Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.	Mantém inalterado.
§ 3º Os diretores poderão solicitar ao Conselho de Administração afastamento por licença não remunerada, desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.	**§ 3º** Os diretores poderão solicitar ao Conselho de Administração afastamento ~~por~~ com licença não remunerada, desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.	Ajuste de texto, visando melhorar a redação do parágrafo.
Art. 42 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído.	**Art. ~~42~~ 44** Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, o Diretor Presidente indicará o substituto ~~caberá~~ ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, ao qual caberá eleger o membro indicado ~~substituto~~, que completará o mandato do substituído.	Renumerado com ajuste de texto, considerando a inserção de artigos precedentes e visando esclarecer as regras para indicação e eleição de diretores em caso de vacância.
Parágrafo Único. Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.	**Parágrafo Único.** Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.	Mantém inalterado.
SEÇÃO III – DIRETORIA REUNIDA (REDIR)	**SEÇÃO III – DIRETORIA REUNIDA (REDIR)**	Mantém inalterado.
Funcionamento	**Funcionamento**	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 41/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 43 A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.	**Art. ~~43~~ 45** A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.	Renumerado, considerando a inserção de artigos precedentes.
§ 1º As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria simples dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.	**§ 1º** As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria simples dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.	Mantém inalterado.
§ 2º A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.	**§ 2º** A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.	Mantém inalterado.
§ 3º As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.	**§ 3º** As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.	Mantém inalterado.
§ 4º O Diretor Adjunto de Comunicação, caso eleito, poderá participar das reuniões da Diretoria, mas não terá direito a voto.	**§ 4º** ~~O Diretor Adjunto de Comunicação, caso eleito, poderá participar das reuniões da Diretoria, mas não terá direito a voto.~~ As atribuições de Diretores Adjuntos, caso eleitos pelo Conselho de Administração, serão definidas em Regimento Interno das Diretorias, e tal função não confere direito à voto.	Ajuste de texto, visando explicar a forma de definição das competências de diretores adjuntos, caso existam.
Art. 44 Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente na reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.	**Art. ~~44~~ 46** Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente na reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.	Renumerado, considerando a inserção de artigos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 42/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 45 As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.	**Art. ~~45~~ 47** As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.	Renumerado, considerando a inserção de artigos precedentes.
Atribuições	**Atribuições**	Mantém inalterado.
Art. 46 Além das atribuições definidas em lei e no Regimento Interno da Diretoria, compete à Diretoria Reunida:	**Art. ~~46~~ 48** Sem prejuízo das atribuições ~~Além das atribuições~~ definidas em lei e no Regimento Interno da Diretoria, compete à Diretoria Reunida:	Renumerado com ajuste de texto, considerando a inserção de artigos precedentes e visando clarificar a redação do artigo.
I deliberar sobre os negócios da Companhia de forma sustentável, considerando o seu objeto social, os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades;	I deliberar sobre os negócios da Companhia de forma sustentável, considerando o seu objeto social, os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades;	Mantém inalterado.
II cumprir e fazer cumprir a legislação aplicável, o Estatuto Social, as políticas e normas internas da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;	II cumprir e fazer cumprir a legislação aplicável, o Estatuto Social, as políticas e normas internas da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;	Mantém inalterado.
III instruir e submeter à aprovação do Conselho de Administração, manifestando-se previamente sobre:	III instruir e submeter à aprovação do Conselho de Administração, manifestando-se previamente sobre:	Mantém inalterado.
a) os planos e programas anuais e plurianuais, alinhando os dispêndios de investimentos, aos respectivos projetos, contemplando a análise de riscos e oportunidades para um horizonte mínimo de 05 (cinco) anos;	a) os planos e programas anuais e plurianuais, alinhando os dispêndios de investimentos, aos respectivos projetos, contemplando a análise de riscos e oportunidades para um horizonte mínimo ~~de 05 (cinco) anos~~, definido no Regimento Interno das Diretorias;	Ajuste de texto, visando esclarecer os mecanismos para definição de horizonte temporal via Regimento Interno das Diretorias.
b) o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;	**b)** o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 43/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
c) os projetos de investimento, participações em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;	c) os projetos de investimento, participações em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;	Mantém inalterado.
d) o resultado de desempenho das atividades da Companhia;	d) o resultado de desempenho das atividades da Companhia;	Mantém inalterado.
e) os relatórios trimestrais da Companhia, acompanhados das demonstrações financeiras;	e) os relatórios trimestrais da Companhia, acompanhados das demonstrações financeiras;	Mantém inalterado.
f) o Relatório da Administração acompanhado das demonstrações financeiras e respectivas notas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício;	f) o Relatório da Administração acompanhado das demonstrações financeiras e respectivas notas explicativas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício;	Ajuste de texto
g) o Relato Integrado ou o Relatório de Sustentabilidade da Companhia, a Carta Anual de Políticas Públicas e de Governança Corporativa e demais relatórios corporativos a serem subscritos pelo Conselho de Administração;	g) o Relato Integrado ou o Relatório de Sustentabilidade da Companhia~~, a Carta Anual de Políticas Públicas e de Governança Corporativa~~ e demais relatórios corporativos a serem subscritos pelo Conselho de Administração;	Ajuste de texto, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
h) o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.	**h)** o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.	Mantém inalterado.
i) as revisões do Código de Conduta e o Programa de Integridade da Companhia, em conformidade com a legislação aplicável;	i) as revisões do Código de Conduta e o Programa de Integridade da Companhia, em conformidade com a legislação aplicável;	Mantém inalterado.
j) as transações entre partes relacionadas, dentro dos critérios e limites definidos pela Companhia;	j) as transações entre partes relacionadas, dentro dos critérios e limites definidos pela Companhia~~;~~.	Ajuste de pontuação.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 44/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
k) o regulamento interno de licitação e contratos;	~~k) o regulamento interno de licitação e contratos;~~	Excluído, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
IV aprovar:	**IV** aprovar:	Mantém inalterado.
a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua implantação e execução;	a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua implantação e execução;	Mantém inalterado.
b) o plano de contas contábil;	**b)** o plano de contas contábil;	Mantém inalterado.
c) o plano anual de seguros da Companhia; ~~e~~	**c)** o plano anual de seguros da Companhia;	Mantém inalterado.
d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral;	d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral;	Mantém inalterado.
e) indicação dos representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas Subsidiárias Integrais tenham ou venham a ter participação direta ou indireta;	e) indicação dos representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas Subsidiárias Integrais tenham ou venham a ter participação direta ou indireta;	Mantém inalterado.
f) a participação corporativa em associações de classe e entidades não governamentais; e	f) a participação corporativa em associações de classe e entidades não governamentais; ~~e~~	Ajuste de texto, visando adequar a redação da alínea.
g) proposta relacionada à política de pessoal.	g) proposta relacionada à política de pessoal; e	Ajuste de texto, visando adequar a redação da alínea.
NOVO	h) o regulamento interno de aquisições e contratos.	Novo, considerando a realocação de competência do Conselho de Administração, ocasionada pela promulgação da Lei Estadual nº 21.272/2022.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 45/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração e os limites de alçada estabelecidos em normativa interna e no Regimento Interno da Diretoria:	V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração e os limites de alçada estabelecidos em normativa interna e no Regimento Interno da Diretoria:	Mantém inalterado.
a) atos de renúncia ou transação judicial ou extrajudicial, para pôr fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e	**a)** atos de renúncia ou transação judicial ou extrajudicial, para pôr fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e	Mantém inalterado.
b) celebração de quaisquer negócios jurídicos quando o valor da operação não ultrapassar 2% (dois por cento) do patrimônio líquido, sem prejuízo da competência atribuída pelo Estatuto ao Conselho de Administração, incluindo aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas.	**b)** celebração de quaisquer negócios jurídicos quando o valor da operação não ultrapassar 2% (dois por cento) do patrimônio líquido, sem prejuízo da competência atribuída pelo Estatuto ao Conselho de Administração, incluindo aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas.	Mantém inalterado.
Parágrafo Único. Quando o valor acumulado da aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas atingir 5% (cinco por cento) do Patrimônio Líquido da Companhia, no decorrer do exercício fiscal, encaminhar relatório para deliberação pelo Conselho de Administração.	**Parágrafo Único**. Quando o valor acumulado da aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas atingir 5% (cinco por cento) do Patrimônio Líquido da Companhia, no decorrer do exercício fiscal, encaminhar relatório para deliberação pelo Conselho de Administração.	Mantém inalterado.
VI estabelecer as premissas e aprovar a constituição das estruturas organizacionais da Companhia e de suas Subsidiárias Integrais;	VI estabelecer as premissas e aprovar a constituição das estruturas organizacionais da Companhia e de suas Subsidiárias Integrais;	Mantém inalterado.
VII negociar e firmar instrumentos de gestão entre a Companhia, suas Subsidiárias Integrais e Sociedades de Propósito Específico Integrais;	**VII** negociar e firmar instrumentos de gestão entre a Companhia, suas Subsidiárias Integrais e Sociedades de Propósito Específico Integrais;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 46/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
VIII estabelecer e monitorar práticas de governança, controles internos, diretrizes e políticas para suas Subsidiárias Integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;	VIII estabelecer e monitorar práticas de governança, controles internos, diretrizes e políticas para suas Subsidiárias Integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;	Mantém inalterado.
IX autorizar abertura, instalação, transferência e extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos;	**IX** autorizar abertura, instalação, transferência e extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos;	Mantém inalterado.
X indicar, caso decida, a Subsidiária Integral responsável pela execução das atividades relativas à gestão das sociedades nas quais a Companhia e suas Subsidiárias Integrais detêm participação acionária, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes; e	**X** indicar, caso decida, a Subsidiária Integral responsável pela execução das atividades relativas à gestão das sociedades nas quais a Companhia e suas Subsidiárias Integrais detêm participação acionária, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes; e	Mantém inalterado.
XI orientar o voto a ser proferido pela Companhia nas Assembleias Gerais das Subsidiárias Integrais e demais sociedades e associações em que a Companhia possua participação direta.	**XI** orientar o voto a ser proferido pela Companhia nas Assembleias Gerais das Subsidiárias Integrais e demais sociedades e associações em que a Companhia possua participação direta.	Mantém inalterado.
Parágrafo Único. A Diretoria poderá designar mandatários ou conferir poderes aos demais níveis gerenciais da Companhia e da estrutura compartilhada da qual participa, por meio de norma interna ou por instrumento hábil, inclusive em conjunto com as Subsidiárias Integrais, dentro dos limites e competência individuais atribuídos aos diretores, tais como a assinatura	**Parágrafo Único.** A Diretoria poderá designar mandatários ou conferir poderes aos demais níveis gerenciais da Companhia e da estrutura compartilhada da qual participa, por meio de norma interna ou por instrumento hábil, inclusive em conjunto com as Subsidiárias Integrais, dentro dos limites e competência individuais atribuídos aos diretores, tais como a assinatura de contratos, convênios,	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 47/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	Estatuto proposto	Justificativa
de contratos, convênios, termos de cooperação, além de outros instrumentos que gerem obrigação para a Companhia ou suas Subsidiárias Integrais, exceto os atos indelegáveis por lei desde que previamente aprovados dentro dos limites ora estabelecidos.	termos de cooperação, além de outros instrumentos que gerem obrigação para a Companhia ou suas Subsidiárias Integrais, exceto os atos indelegáveis por lei desde que previamente aprovados dentro dos limites ora estabelecidos.	
Art. 47 O Regimento Interno da Diretoria detalhará as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.	**Art.** ~~**47**~~ **49** O Regimento Interno da Diretoria detalhará as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.	Renumerado, considerando a inserção de artigos precedentes.
CAPÍTULO V – COMITÊS ESTATUTÁRIOS	**CAPÍTULO V – COMITÊS ESTATUTÁRIOS**	Mantém inalterado.
Art. 48 A Companhia contará com o Comitê de Auditoria Estatutário, o Comitê de Indicação e Avaliação, o Comitê de Investimentos e Inovação, Comitê de Desenvolvimento Sustentável e o Comitê de Minoritários.	**Art.** ~~48~~ **50** A Companhia contará com o Comitê de Auditoria Estatutário, ~~o Comitê de Indicação e Avaliação,~~ o Comitê de Investimentos e Inovação, Comitê de Gente~~, e~~ o Comitê de Desenvolvimento Sustentável ~~e o Comitê de Minoritários~~.	Ajuste de texto, visando refletir os comitês estatutários existentes na Companhia.
Parágrafo Único. Qualquer comitê remunerado deverá ser estatutário, sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.	~~**Parágrafo Único.**~~ **§1º** Os comitês estatutários serão remunerados ~~Qualquer comitê remunerado deverá ser estatutário,~~ sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.	Ajuste de texto, visando esclarecer que os comitês estatutários serão remunerados e criados mediante reforma estatutária.
NOVO	**§2º** O Conselho de Administração poderá criar comitês adicionais para o assessoramento da Administração da Companhia, com objetivos restritos e específicos e com prazo de duração, designando os seus respectivos membros.	Novo, visando esclarecer a competência do Conselho de Administração de criar comitês com objetivos restritos para seu assessoramento.
NOVO	**§3º** O funcionamento, a remuneração dos integrantes e as atribuições dos comitês previstos neste Artigo serão disciplinados pelo Conselho de Administração, por meio de seus respectivos Regimentos Internos, respeitado o disposto neste Estatuto Social.	Novo, visando esclarecer a competência do Conselho de Administração de definir as regras de funcionamento de comitês por meio de regimento interno destes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 48/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)	**SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)**	Mantém inalterado.
Art. 49 O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	**Art.** ~~**49**~~ **51** O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Renumerado, considerando a inserção de artigos precedentes.
Art. 50 O Comitê de Auditoria Estatutário será único para a Companhia e suas Subsidiárias Integrais, exercendo suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	**Art.** ~~**50**~~ **52** O Comitê de Auditoria Estatutário será único para a Companhia e suas Subsidiárias Integrais, exercendo suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	Renumerado, considerando a inserção de artigos precedentes.
Art. 51 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	**Art.** ~~**51**~~ **53** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação e regulamentação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Renumerado com ajuste de texto, considerando a inserção de artigos precedentes e visando esclarecer a base legal e regulatória do CAE.
§ 1º Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu presidente, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas.	§ 1º ~~Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu presidente~~, O Presidente do Comitê de Auditoria Estatutário será eleito pelo Conselho de Administração, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas.	Ajuste de texto, visando esclarecer a Competência do Conselho de Administração de eleger o presidente do Comitê de Auditoria Estatutário.
§ 2º O Comitê de Auditoria Estatutário será composto por 03 (três) a 05 (cinco) membros escolhidos pelo Conselho de Administração, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:	**§ 2º** O Comitê de Auditoria Estatutário será composto por 03 (três) a 05 (cinco) membros, conforme definido ~~escolhidos~~ pelo Conselho de Administração, escolhidos, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois) anos, permitidas~~, no máximo, 03 (três) reconduções consecutivas~~ reeleições, observados os seguintes parâmetros:	Ajuste de texto, visando esclarecer a possibilidade de reeleição dos membros do Comitê de Auditoria Estatutário.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 49/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
I ter a maioria de membros independentes nos termos da Lei Federal nº 13.303/2016;	I ter a maioria de membros independentes ~~nos termos da Lei Federal nº 13.303/2016~~ nos termos da legislação e regulamentação aplicáveis;	Ajuste de texto, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
II no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, que o caracterize como "especialista financeiro" nos termos da legislação vigente;	II no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, que o caracterize como "especialista financeiro" nos termos da legislação vigente;	Mantém inalterado.
III no mínimo 01(um) dos membros do Comitê deverá ser integrante do Conselho de Administração;	III no mínimo 01(um) dos membros do Comitê deverá ser integrante do Conselho de Administração;	Mantém inalterado.
IV no mínimo 01(um) dos membros do Comitê não será membro do Conselho de Administração e deverá ser escolhido dentre pessoas de mercado de notória experiência e capacidade técnica; e	IV no mínimo 01(um) dos membros do Comitê não será membro do Conselho de Administração e deverá ser escolhido dentre pessoas de mercado de notória experiência e capacidade técnica;~~ e~~	Ajuste de texto, visando adequar a redação do inciso.
V o Presidente do Comitê deverá ser membro do Conselho de Administração.	V o Presidente do Comitê deverá ser membro do Conselho de Administração.	Mantém inalterado.
NOVO	**VI** o prazo máximo para exercício do cargo é de 10 anos; e	Excluído, devido à limitação do tempo máximo de exercício do cargo conforme regulamentação aplicável.
	VII é vedada a participação de diretores da companhia, suas controladas, controladora, coligadas ou sociedades em controle comum, diretas ou indiretas, no Comitê.	Excluído, devido à limitação conforme regulamentação aplicável.
§ 3º Os membros do Comitê de Auditoria Estatutário deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	~~§ 3º Os membros do Comitê de Auditoria Estatutário deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.~~	Excluído, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
§ 4º O Comitê de Auditoria Estatutário se reunirá: (i) ordinariamente, uma vez por mês; (ii) trimestralmente com o Conselho Fiscal, Conselho de Administração, Auditoria	§ ~~4º~~ 3º O Comitê de Auditoria Estatutário se reunirá: (i) ordinariamente, uma vez por mês; (ii) trimestralmente com o Conselho Fiscal, Conselho de Administração, Auditoria	Renumerado, considerando a exclusão de parágrafos anteriores.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 50/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Interna e auditoria independente; e (iii) extraordinariamente, sempre que necessário, decidindo por maioria de votos, com registro em ata a ser divulgada, no *website* da Companhia e em conformidade com a legislação aplicável, salvo quando o Conselho de Administração entender que sua publicação poderá colocar em risco interesse legítimo da Companhia, quando divulgará apenas seu extrato.	Interna e auditoria independente; e (iii) extraordinariamente, sempre que necessário, decidindo por maioria de votos, com registro em ata a ser divulgada, no *website* da Companhia e em conformidade com a legislação aplicável, salvo quando o Conselho de Administração entender que sua publicação poderá colocar em risco interesse legítimo da Companhia, quando divulgará apenas seu extrato.	
§5º A Auditoria Interna será vinculada funcionalmente ao Conselho de Administração por intermédio do Comitê de Auditoria Estatutário.	**§~~5º~~ 4º** A Auditoria Interna será vinculada funcionalmente ao Conselho de Administração por intermédio do Comitê de Auditoria Estatutário.	Renumerado, considerando a exclusão de parágrafos anteriores.
Art. 52 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	**Art. ~~52~~ 54** É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	Renumerado, considerando a inserção de artigos precedentes.
SEÇÃO II - COMITÊ DE INDICAÇÃO E AVALIAÇÃO (CIA)	~~**SEÇÃO II - COMITÊ DE INDICAÇÃO E AVALIAÇÃO (CIA)**~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022, e a exclusão dos requisitos da Lei Federal nº 13.303/2016, bem como a migração das atribuições do CIA para o CDS.
Art. 53 O Comitê de Indicação e Avaliação é órgão estatutário de caráter permanente, auxiliar dos acionistas, com as prerrogativas conforme previsto na Lei Federal nº 13.303/2016 e no seu Regimento Interno, que verificará a conformidade do processo de indicação e de avaliação dos administradores, conselheiros fiscais e membros de Comitês Estatutários, nos termos da legislação vigente.	~~**Art. 53** O Comitê de Indicação e Avaliação é órgão estatutário de caráter permanente, auxiliar dos acionistas, com as prerrogativas conforme previsto na Lei Federal nº 13.303/2016 e no seu Regimento Interno, que verificará a conformidade do processo de indicação e de avaliação dos administradores, conselheiros fiscais e membros de Comitês Estatutários, nos termos da legislação vigente.~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022, e a exclusão dos requisitos da Lei Federal nº 13.303/2016, bem como a migração das atribuições do CIA para o CDS.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 51/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 1º O Comitê de Indicação e Avaliação será composto por 03(três) a 05 (cinco) membros, eleitos e destituídos pela Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas, com a seguinte composição:	~~§ 1º O Comitê de Indicação e Avaliação será composto por 03(três) a 05 (cinco) membros, eleitos e destituídos pela Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas, com a seguinte composição:~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022, e a exclusão dos requisitos da Lei Federal nº 13.303/2016, bem como a migração das atribuições do CIA para o CDS.
a) no mínimo 02 (dois) e no máximo 03 (três) membros escolhidos pelo acionista controlador; e	~~a) no mínimo 02 (dois) e no máximo 03 (três) membros escolhidos pelo acionista controlador; e~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022, e a exclusão dos requisitos da Lei Federal nº 13.303/2016, bem como a migração das atribuições do CIA para o CDS.
b) no mínimo 01 (um) e no máximo 02 (dois) membros indicados pelos acionistas não controladores; e	~~b) no mínimo 01 (um) e no máximo 02 (dois) membros indicados pelos acionistas não controladores; e~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022, e a exclusão dos requisitos da Lei Federal nº 13.303/2016, bem como a migração das atribuições do CIA para o CDS.
c) será assegurado ao acionista controlador o direito de eleger a maioria dos membros do Comitê.	~~c) será assegurado ao acionista controlador o direito de eleger a maioria dos membros do Comitê.~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022, e a exclusão dos requisitos da Lei Federal nº 13.303/2016, bem como a migração das atribuições do CIA para o CDS.
§ 2º O Comitê de Indicação e Avaliação da Copel será único para a Copel Holding e suas Subsidiárias Integrais, podendo ser estendido às empresas controladas, coligadas e demais empresas que a Copel tenha participação.	~~§ 2º O Comitê de Indicação e Avaliação da Copel será único para a Copel Holding e suas Subsidiárias Integrais, podendo ser estendido às empresas controladas, coligadas e demais empresas que a Copel tenha participação.~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022, e a exclusão dos requisitos da Lei Federal nº 13.303/2016, bem como a migração das atribuições do CIA para o CDS.
§ 3º Os membros do Comitê de Indicação e Avaliação deverão opinar, de modo a auxiliar os acionistas sobre a conformidade na indicação de administradores, conselheiros fiscais e membros de Comitês Estatutários,	~~§ 3º Os membros do Comitê de Indicação e Avaliação deverão opinar, de modo a auxiliar os acionistas sobre a conformidade na indicação de administradores, conselheiros fiscais e membros de Comitês Estatutários, observando o~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022, e a exclusão dos requisitos da Lei Federal nº 13.303/2016, bem como a migração das atribuições do CIA para o CDS.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 52/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
observando o cumprimento dos requisitos e ausências de vedações para as respectivas eleições.	~~cumprimento dos requisitos e ausências de vedações para as respectivas eleições.~~	
§ 4º O Comitê de Indicação e Avaliação verificará a conformidade do processo de avaliação dos administradores, conselheiros fiscais e membros dos Comitês Estatutários, de acordo com os parâmetros da Lei Federal nº 13.303/2016.	~~§ 4º O Comitê de Indicação e Avaliação verificará a conformidade do processo de avaliação dos administradores, conselheiros fiscais e membros dos Comitês Estatutários, de acordo com os parâmetros da Lei Federal nº 13.303/2016.~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022, e a exclusão dos requisitos da Lei Federal nº 13.303/2016, bem como a migração das atribuições do CIA para o CDS.
Art. 54 As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	~~**Art. 54** As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022, e a exclusão dos requisitos da Lei Federal nº 13.303/2016, bem como a migração das atribuições do CIA para o CDS.
§ 1º O Comitê de Indicação e Avaliação se reunirá sempre que necessário e decidirá por maioria de votos, e de acordo com o previsto em seu Regimento Interno, registrará em ata, inclusive as dissidências e protestos, a qual divulgará no website da Companhia em conformidade com a legislação aplicável, sem prejuízo da divulgação de outras deliberações que o Comitê entender necessário.	~~§ 1º O Comitê de Indicação e Avaliação se reunirá sempre que necessário e decidirá por maioria de votos, e de acordo com o previsto em seu Regimento Interno, registrará em ata, inclusive as dissidências e protestos, a qual divulgará no website da Companhia em conformidade com a legislação aplicável, sem prejuízo da divulgação de outras deliberações que o Comitê entender necessário.~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022, e a exclusão dos requisitos da Lei Federal nº 13.303/2016, bem como a migração das atribuições do CIA para o CDS.
§ 2º O Presidente do Comitê de Indicação e Avaliação será eleito por seus pares, em sua primeira reunião, ao qual caberá dar cumprimento às deliberações do órgão.	~~§ 2º O Presidente do Comitê de Indicação e Avaliação será eleito por seus pares, em sua primeira reunião, ao qual caberá dar cumprimento às deliberações do órgão.~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022, e a exclusão dos requisitos da Lei Federal nº 13.303/2016, bem como a migração das atribuições do CIA para o CDS.
SEÇÃO III - COMITÊ DE INVESTIMENTOS E INOVAÇÃO (CII)	**SEÇÃO ~~III~~ II - COMITÊ DE INVESTIMENTOS E INOVAÇÃO (CII)**	Renumerado, considerando a exclusão de seção precedente.
Art. 55 O Comitê de Investimentos e Inovação é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	**Art. 55** O Comitê de Investimentos e Inovação é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 53/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 56 O Comitê de Investimentos e Inovação será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	**Art. 56** O Comitê de Investimentos e Inovação será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	Mantém inalterado.
Art. 57 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	**Art. 57** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Mantém inalterado.
§ 1º O presidente do Comitê de Investimentos e Inovação, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê.	**§ 1º** O presidente do Comitê de Investimentos e Inovação, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas~~, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê~~.	Ajuste de texto, visando esclarecer a Competência do Conselho de Administração de eleger o presidente do Comitê Investimentos e Inovação dentre os membros do Conselho de Administração.
§ 2º O Comitê de Investimentos e Inovação será composto por 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo:	**§ 2º** O Comitê de Investimentos e Inovação será composto por 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas~~, no máximo, 03 (três) reconduções consecutivas~~ reeleições~~, sendo:~~	Ajuste de texto, visando esclarecer a possibilidade de reeleição dos membros do CII.
I. 01 (um) deles o secretário executivo do Conselho de Administração; e	~~**I.** 01 (um) deles o secretário executivo do Conselho de Administração; e~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022 e transformação da Companhia em Corporação.
II. 01 (um) membro do Conselho de Administração, representante dos acionistas minoritários;	~~**II.** 01 (um) membro do Conselho de Administração, representante dos acionistas minoritários;~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022 e transformação da Companhia em Corporação.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 54/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 3º Os membros do Comitê de Investimentos e Inovação deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	~~§ 3º Os membros do Comitê de Investimentos e Inovação deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.~~	Excluído, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
NOVO	§ 3º O Diretor Presidente da Companhia integrará o Comitê de Investimentos e Inovação, sem direito à voto; e	Novo, visando refletir a composição do Comitê de Investimentos e Inovação.
§ 4º O Comitê de Investimentos e Inovação se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	§ 4º O Comitê de Investimentos e Inovação se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	Mantém inalterado.
Art. 58 É conferido ao Comitê de Investimentos e Inovação autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com contratação e utilização de especialistas externos independentes.	**Art. 58** É conferido ao Comitê de Investimentos e Inovação autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com contratação e utilização de especialistas externos independentes.	Mantém inalterado.
SEÇÃO IV - COMITÊ DE DESENVOVIMENTO SUSTENTÁVEL (CDS)	**SEÇÃO ~~IV~~ III - COMITÊ DE DESENVOVIMENTO SUSTENTÁVEL (CDS)**	Renumerado, considerando a exclusão de seção precedente.
Art. 59 O Comitê de Desenvolvimento Sustentável é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	**Art. 59** O Comitê de Desenvolvimento Sustentável é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Mantém inalterado.
Art. 60 O Comitê de Desenvolvimento Sustentável será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	**Art. 60** O Comitê de Desenvolvimento Sustentável será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 55/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 61 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	**Art. 61** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Mantém inalterado.
§ 1º O presidente do Comitê de Desenvolvimento Sustentável, ao qual caberá dar cumprimento às deliberações do órgão, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê.	**§ 1º** O presidente do Comitê de Desenvolvimento Sustentável, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão~~, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê~~.	Ajuste de texto, visando esclarecer a Competência do Conselho de Administração de eleger o presidente do Comitê Desenvolvimento Sustentável, dentre os membros do Conselho de Administração.
§ 2º O Comitê de Desenvolvimento Sustentável será composto de 03 (três) a 05 (cinco) membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:	**§ 2º** O Comitê de Desenvolvimento Sustentável será composto de 03 (três) ~~a 05 (cinco)~~ membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitida~~, no máximo, 03 (três) reconduções consecutivas~~ reeleição, observados os seguintes parâmetros:	Ajuste de texto, visando esclarecer a possibilidade de reeleição dos membros do CDS e sua composição.
I no mínimo 02 (dois) membros do Conselho de Administração, sendo 01 (um) deles o secretário executivo do órgão;	I ~~no mínimo 02 (dois)~~ até 03 (três) membros do Conselho de Administração~~, sendo 01 (um) deles o secretário executivo do órgão~~; e	Ajuste de texto, visando refletir a composição do Comitê de Desenvolvimento Sustentável.
II 01 (um) membro do Comitê de Indicação e Avaliação; e	~~II 01 (um) membro do Comitê de Indicação e Avaliação; e~~	Excluído, visando refletir a composição do colegiado.
III até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.	~~III~~ II até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.	Renumerado, considerando a exclusão de inciso precedente.
§ 3º Os membros do Comitê de Desenvolvimento Sustentável deverão observar as condições mínimas	~~§ 3º Os membros do Comitê de Desenvolvimento Sustentável deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.~~	Excluído, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 56/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.		
NOVO	**§ 3º** O Diretor Presidente da Companhia integrará o Comitê de Desenvolvimento Sustentável sem direito à voto; e	Novo, visando refletir a composição do Comitê de Investimentos e Inovação.
§ 4º O Comitê de Desenvolvimento Sustentável se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	**§ 4º** O Comitê de Desenvolvimento Sustentável se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	Mantém inalterado.
Art. 62 É conferido ao Comitê de Desenvolvimento Sustentável autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	**Art. 62** É conferido ao Comitê de Desenvolvimento Sustentável autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	Mantém inalterado.
SEÇÃO V - COMITÊ DE MINORITÁRIOS (CDM)	~~**SEÇÃO V - COMITÊ DE MINORITÁRIOS (CDM)**~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022 e a transformação da Companhia em corporação.
Art. 63 O Comitê de Minoritários é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	~~**Art. 63** O Comitê de Minoritários é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022 e a transformação da Companhia em corporação.
Art. 64 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	~~**Art. 64** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022 e a transformação da Companhia em corporação.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 57/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 1º O presidente do Comitê de Minoritários, ao qual caberá dar cumprimento às deliberações do órgão, será eleito pelo Conselho de Administração.	~~**§ 1º** O presidente do Comitê de Minoritários, ao qual caberá dar cumprimento às deliberações do órgão, será eleito pelo Conselho de Administração.~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022 e a transformação da Companhia em corporação.
§ 2º O Comitê de Minoritários será composto de 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo:	~~**§ 2º** O Comitê de Minoritários será composto de 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo:~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022 e a transformação da Companhia em corporação.
I. 02 (dois) deles representantes dos acionistas não controladores; e	~~**I.** 02 (dois) deles representantes dos acionistas não controladores; e~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022 e a transformação da Companhia em corporação.
II. 01 (um) deles membro independente do Conselho de Administração;	~~**II.** 01 (um) deles membro independente do Conselho de Administração;~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022 e a transformação da Companhia em corporação.
§ 3º Os membros do Comitê de Minoritários deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	~~**§ 3º** Os membros do Comitê de Minoritários deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022 e a transformação da Companhia em corporação.
§ 4º O Comitê de Minoritários se reunirá sempre que necessário, conforme os assuntos de sua competência forem tratados pelo Conselho de Administração, decidindo por maioria de votos, com registro em ata, conforme previsto em seu Regimento Interno, inclusive das dissidências e dos protestos.	~~§ 4º O Comitê de Minoritários se reunirá sempre que necessário, conforme os assuntos de sua competência forem tratados pelo Conselho de Administração, decidindo por maioria de votos, com registro em ata, conforme previsto em seu Regimento Interno, inclusive das dissidências e dos protestos.~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022 e a transformação da Companhia em corporação.
Art. 65 É conferido ao Comitê de Minoritários autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	~~**Art. 65** É conferido ao Comitê de Minoritários autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022 e a transformação da Companhia em corporação.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 58/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
NOVO	**SEÇÃO IV - COMITÊ DE GENTE (CDG)**	Novo, considerando a inclusão de comitê estatutário.
NOVO	**Art. 63** O Comitê de Gente é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Novo, visando esclarecer as características do Comitê de Pessoas.
NOVO	**Art. 64** O Comitê de Gente será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	Novo, visando esclarecer a abrangência do Comitê de Pessoas.
NOVO	**Art. 65** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Novo, visando esclarecer a forma e local de definição das atribuições do Comitê de Pessoas.
NOVO	**§ 1º** O Comitê de Gente auxiliará o Conselho de Administração na elaboração e no acompanhamento do plano de sucessão, na avaliação e na estratégia de remuneração dos administradores, membros de comitês de assessoramento e conselheiros fiscais, e nas propostas e demais assuntos relativos à política de pessoal.	Novo, visando esclarecer as atribuições do Comitê de Pessoas.
. **NOVO**	**§ 2º** O Comitê de Gente acompanhará o processo de elegibilidade dos administradores, conselheiros fiscais e membros de Comitês Estatutários em conformidade com as disposições legais e estatutárias e considerando ainda as regras fixadas em normativos internos.	Novo, visando esclarecer as atribuições do Comitê de Pessoas.
NOVO	**§ 3º** O presidente do Comitê de Gente, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão.	Novo, visando esclarecer o processo de eleição do presidente do Comitê de Pessoas pelo Conselho de Admionistração, dentre os membros do Conselho de Administração.
NOVO	**§ 4º** O Comitê de Gente será composto de 03 (três) membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02	Novo, visando esclarecer a composição do Comitê de Pessoas.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 59/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
	(dois) anos, permitida reeleição, observados os seguintes parâmetros:	
NOVO	**I** até 03 (três) membros do Conselho de Administração; e	Novo, visando esclarecer a composição do Comitê de Pessoas.
NOVO	**II** até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.	Novo, visando esclarecer a composição do Comitê de Pessoas.
NOVO	**§ 5º** O Diretor Presidente da Companhia integrará o Comitê de Gente sem direito à voto; e	Novo, visando esclarecer a composição do Comitê de Pessoas.
NOVO	**§ 6º** O Comitê de Gente se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	Novo, visando esclarecer o funcionamento do Comitê de Pessoas.
NOVO	**Art. 66** É conferido ao Comitê de Gente autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	Novo, visando esclarecer as características de autonomia operacional do Comitê de Pessoas.
CAPÍTULO VI - CONSELHO FISCAL (CF)	**CAPÍTULO VI - CONSELHO FISCAL (CF)**	Mantém inalterado.
Art. 66 A Companhia contará com um Conselho Fiscal de funcionamento permanente de fiscalização, de atuação colegiada e individual, com as competências e atribuições previstas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	**Art.** ~~66~~ **67** A Companhia contará com um Conselho Fiscal de funcionamento permanente de fiscalização, de atuação colegiada e individual, com as competências e atribuições previstas nas Lei~~s~~ Federa~~is~~l nº 6.404/1976 ~~e 13.303/2016~~ e demais disposições legais aplicáveis.	Renumerado, considerando a inserção de artigos precedentes. Ajuste de texto, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
Art. **67** O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.	Art. ~~67~~ **68** O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.	Renumerado, considerando a inserção de artigo precedente.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 60/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Composição e funcionamento	**Composição e funcionamento**	Mantém inalterado.
Art. 68 O Conselho Fiscal será composto por 05 (cinco) membros titulares e igual número de suplentes, eleitos em Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas.	**Art.** ~~68~~ **69** O Conselho Fiscal, de funcionamento permanente, será composto por ~~5 (cinco)~~ 03 (três) membros titulares e igual número de suplentes, eleitos em Assembleia Geral, nos termos da Lei nº 6.404/1976, com mandato unificado de ~~02 (dois) anos~~, 1 (um) ano, a contar da data de sua eleição, permitida reeleição~~, no máximo, 02 (duas) reconduções consecutivas~~	Renumerado com ajuste de texto, visando esclarecer a composição, mandato e mecanismo de eleição do Conselho Fiscal.
§ 1º O Conselho Fiscal das Subsidiárias Integrais da Copel será composto pelos 03 (três) membros e respectivos suplentes indicados pelo acionista controlador para o Conselho Fiscal da Copel Holding.	~~§ 1º O Conselho Fiscal das Subsidiárias Integrais da Copel será composto pelos 03 (três) membros e respectivos suplentes indicados pelo acionista controlador para o Conselho Fiscal da Copel Holding.~~	Excluído, considerando a promulgação da Lei Estadual nº 21.272/2022.
§ 2º O presidente do Conselho Fiscal será eleito por seus pares, na primeira reunião após a eleição de seus membros, cabendo ao presidente dar cumprimento às deliberações do órgão.	§ ~~2º~~ 1º O presidente do Conselho Fiscal será eleito por seus pares, na primeira reunião após a eleição de seus membros, cabendo ao presidente dar cumprimento às deliberações do órgão.	Renumerado, considerando a exclusão de parágrafo precedente.
§ 3º As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	~~§ 3º As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.~~	Excluído, considerando que a redação está contida no Art. 74.
§ 4º Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função e que tenham exercido, por prazo mínimo de 03 (três) anos, cargo de direção ou assessoramento na Administração Pública ou cargo de conselheiro fiscal ou administrador em empresa.	§ ~~4º~~ 2º Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função ~~e que tenham exercido, por prazo mínimo de 03 (três) anos, cargo de direção ou assessoramento na Administração Pública ou cargo de conselheiro fiscal ou administrador em empresa~~.	Renumerado com ajuste de texto, considerando a exclusão de parágrafos precedente e suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
§ 5º Não podem ser eleitos para o Conselho Fiscal, além das pessoas enumeradas nos parágrafos do Art. 147 da Lei	~~§ 5º Não podem ser eleitos para o Conselho Fiscal, além das pessoas enumeradas nos parágrafos do Art. 147 da Lei~~	Excluído, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 61/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	Estatuto proposto	Justificativa
Federal nº 6.404/1976, membros de Órgãos de Administração e empregados da Companhia ou de sociedade controlada ou do mesmo grupo, e o cônjuge ou parente, até terceiro grau, de administrador da Companhia.	~~Federal nº 6.404/1976, membros de Órgãos de Administração e empregados da Companhia ou de sociedade controlada ou do mesmo grupo, e o cônjuge ou parente, até terceiro grau, de administrador da Companhia.~~	
§ 6º É vedada a indicação para o Conselho Fiscal:	~~§ 6º É vedada a indicação para o Conselho Fiscal:~~	Excluído, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
I de representante do órgão regulador ao qual a Copel está sujeita, de ministro de estado, de secretário de estado, de secretário municipal, de titular de cargo sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;	~~I de representante do órgão regulador ao qual a Copel está sujeita, de ministro de estado, de secretário de estado, de secretário municipal, de titular de cargo sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;~~	Excluído, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;	~~II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;~~	Excluído, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
III de pessoa que exerça cargo em organização sindical;	~~III de pessoa que exerça cargo em organização sindical;~~	Excluído, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
IV de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;	~~IV de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;~~	Excluído, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 62/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
V de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.	~~V de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.~~	Excluído, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
§ 7º A vedação prevista no inciso I do § 5º estende-se aos parentes consanguíneos ou afins até o terceiro grau das pessoas nele mencionadas.	~~§ 7º A vedação prevista no inciso I do § 5º estende-se aos parentes consanguíneos ou afins até o terceiro grau das pessoas nele mencionadas.~~	Excluído, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
Art. 69 As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	**Art. ~~69~~ 70** As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	Renumerado, considerando a inserção de artigos precedentes.
§ 1º A função de membro do Conselho Fiscal é indelegável.	**§ 1º** A função de membro do Conselho Fiscal é indelegável.	Mantém inalterado.
§ 2º Os membros do Conselho Fiscal têm os mesmos deveres dos administradores de que tratam os artigos 153 a 156 da Lei Federal nº 6.404/1976 e respondem pelos danos resultantes de omissão no cumprimento de seus deveres e de atos praticados com culpa ou dolo, ou com violação da lei ou do estatuto.	**§ 2º** Os membros do Conselho Fiscal têm os mesmos deveres dos administradores de que tratam os artigos 153 a 156 da Lei Federal nº 6.404/1976 e respondem pelos danos resultantes de omissão no cumprimento de seus deveres e de atos praticados com culpa ou dolo, ou com violação da lei ou do estatuto	Mantém inalterado.
Vacância e substituições	**Vacância e substituições**	Mantém inalterado.
Art. 70 Na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato	**Art. ~~70~~ 71** Na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato.	Renumerado, considerando a inserção de artigos precedentes.
Representação e pareceres	**Representação e pareceres**	Mantém inalterado.
Art. 71 O presidente do Conselho Fiscal, ou ao menos um dos membros deverá comparecer às reuniões da	**Art. ~~71~~ 72** O presidente do Conselho Fiscal, ou ao menos um dos membros deverá comparecer às reuniões da Assembleia	Renumerado, considerando a inserção de artigos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 63/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Assembleia Geral e responder aos pedidos de informações formulados pelos acionistas.	Geral e responder aos pedidos de informações formulados pelos acionistas.	
Parágrafo único. Os pareceres e representações do conselho fiscal, ou de qualquer um de seus membros, poderão ser apresentados e lidos na Assembleia Geral, independentemente de publicação e ainda que a matéria não conste da ordem do dia.	**Parágrafo único**. Os pareceres e representações do ~~conselho fiscal~~ Conselho Fiscal, ou de qualquer um de seus membros, poderão ser apresentados e lidos na Assembleia Geral, independentemente de publicação e ainda que a matéria não conste da ordem do dia.	Ajuste de texto, visando adequar a redação do parágrafo.
CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS	**CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS**	Mantém inalterado.
Posse, impedimentos e vedações	**Posse, impedimentos e vedações**	Mantém inalterado.
Art. 72 Para investidura no cargo, os membros dos órgãos estatutários deverão observar as condições mínimas impostas pelas Leis Federais nº 6.404/1976 e nº 13.303/2016, bem como deverão cumprir os procedimentos estabelecidos na Política de Indicação.	**Art ~~72~~ 73** Para investidura no cargo, os membros dos órgãos estatutários deverão observar as condições mínimas impostas pela~~s~~ Lei~~s~~ Federa~~is~~l nº 6.404/1976 ~~e nº 13.303/2016~~, bem como deverão cumprir os procedimentos estabelecidos na Política de Indicação.	Renumerado com ajuste de texto, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
NOVO	**Parágrafo Único** - Em razão de incompatibilidade, é vedada a investidura para o Conselho de Administração, comitês de assessoramento, Diretoria Executiva e Conselho Fiscal da Copel e suas Subsidiárias Integrais:	Novo, visando refletir regras de vedação para investidura no Conselho de Administração, Diretoria Executiva e Conselho Fiscal.
NOVO	I - de representante do órgão regulador ao qual a Companhia está sujeita, de Ministro de Estado, de Secretário de Estado, de Secretário Municipal, de titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo; e	Novo, visando refletir regras de vedação para investidura no Conselho de Administração, Diretoria Executiva e Conselho Fiscal.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 64/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
NOVO	II - de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em cargo de organização sindical.	Novo, visando refletir regras de vedação para investidura no Conselho de Administração, Diretoria Executiva e Conselho Fiscal.
Art. 73 Os membros dos órgãos estatutários serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas.	**Art.** ~~**73**~~ **74** Os membros dos órgãos estatutários serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas.	Renumerado, considerando a inserção de artigos precedentes.
§ 1º O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio indicado somente mediante comunicação escrita à Companhia.	**§ 1º** O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio indicado somente mediante comunicação escrita à Companhia.	Mantém inalterado.
§ 2º A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato.	**§ 2º** A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato.	Mantém inalterado.
Art. 74 A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do Termo de Anuência dos Administradores, e a posse dos membros do Conselho Fiscal estará condicionada à prévia subscrição do Termo de Anuência dos Membros do Conselho Fiscal, nos termos do Regulamento do Nível 2 da B3, bem como ao atendimento dos requisitos legais aplicáveis.	**Art.** ~~**74**~~ **75** A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do Termo de Anuência dos Administradores, e a posse dos membros do Conselho Fiscal estará condicionada à prévia subscrição do Termo de Anuência dos Membros do Conselho Fiscal, nos termos do Regulamento do Nível 2 da B3, bem como ao atendimento dos requisitos legais aplicáveis.	Renumerado, considerando a inserção de artigos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 65/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 75 O prazo de mandato dos membros do Conselho de Administração, do Conselho Fiscal, dos Comitês Estatutários de Assessoramento e da Diretoria será de 02 (dois) anos, sendo permitidas, no máximo:	~~**Art. 75** O prazo de mandato dos membros do Conselho de Administração, do Conselho Fiscal, dos Comitês Estatutários de Assessoramento e da Diretoria será de 02 (dois) anos, sendo permitidas, no máximo:~~	Excluído, considerando a inserção de prazos de mandato nos respectivos colegiados.
I 02 (duas) reconduções consecutivas, para os membros do Conselho Fiscal e do Comitê de Indicação e Avaliação;	~~I 02 (duas) reconduções consecutivas, para os membros do Conselho Fiscal e do Comitê de Indicação e Avaliação;~~	Excluído, considerando a inserção da possibilidade de reconduções no CIA e no CF nos respectivos colegiados.
II 03 (três) reconduções consecutivas, para os membros do Conselho de Administração, do Comitê de Auditoria Estatutário, do Comitê de Investimentos e Inovação, do Comitê de Desenvolvimento Sustentável, do Comitê de Minoritários e da Diretoria.	~~II 03 (três) reconduções consecutivas, para os membros do Conselho de Administração, do Comitê de Auditoria Estatutário, do Comitê de Investimentos e Inovação, do Comitê de Desenvolvimento Sustentável, do Comitê de Minoritários e da Diretoria.~~	Excluído, considerando a inserção da possibilidade de reconduções no CAD, CAE, CII, CDS e CDM nos respectivos colegiados.
Parágrafo único. Atingido o limite de reconduções a que se referem os incisos I e II do *caput* deste artigo, o retorno de membro ao órgão estatutário na mesma Companhia, só poderá ser efetuado após decorrido prazo equivalente a um mandato, exceto ao Comitê de Auditoria Estatutário, ao qual só poderá ser efetuado após decorrido prazo de 03 (três) anos.	~~**Parágrafo único.** Atingido o limite de reconduções a que se referem os incisos I e II do *caput* deste artigo, o retorno de membro ao órgão estatutário na mesma Companhia, só poderá ser efetuado após decorrido prazo equivalente a um mandato, exceto ao Comitê de Auditoria Estatutário, ao qual só poderá ser efetuado após decorrido prazo de 03 (três) anos.~~	Excluído, considerando que as regras quanto à mandatos e reconduções foram inseridas nos respectivos colegiados.
Art. 76 Os administradores da Companhia, os membros do Conselho Fiscal e dos Comitês Estatutários_deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura do termo respectivo.	**Art. 76** Os administradores da Companhia, os membros do Conselho Fiscal e dos Comitês Estatutários_deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura do termo respectivo.	Mantém inalterado.
Art. 77 O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular	**Art. 77** O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 66/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse.	ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse.	
Art. 78 Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição a qualquer tempo, nos termos da legislação aplicável e deste Estatuto.	**Art. 78** Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição a qualquer tempo, nos termos da legislação aplicável e deste Estatuto.	Mantém inalterado.
Art. 79 Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.	**Art. 79** Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.	Mantém inalterado.
Art. 80 Além dos casos previstos em lei, dar-se-á vacância do cargo quando:	**Art. 80** Além dos casos previstos em lei, dar-se-á vacância do cargo quando:	Mantém inalterado.
I o membro do Conselho de Administração ou Fiscal ou dos Comitês Estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa; e	I o membro do Conselho de Administração ou Fiscal ou dos Comitês Estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa; e	Mantém inalterado.
II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração.	II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração.	Mantém inalterado.
Art. 81 Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos Comitês Estatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas	**Art. 81** Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos Comitês Estatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas Subsidiárias	Ajuste de texto, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 67/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Subsidiárias Integrais, com o apoio do Comitê de Indicação e Avaliação, podendo contar com instituição independente, conforme procedimento previamente definido e em conformidade com a Política de Avaliação, observado os quesitos mínimos previstos pela Lei Federal nº 13.303/2016.	Integrais, ~~com o apoio do Comitê de Indicação e Avaliação,~~ podendo contar com instituição independente, conforme procedimento previamente definido e em conformidade com a Política de Avaliação~~, observado os quesitos mínimos previstos pela Lei Federal nº 13.303/2016~~.	
Art. 82 Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro próprio de atas, podendo estas serem lavradas de forma sumária.	**Art. 82** Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro próprio de atas, podendo estas serem lavradas de forma sumária.	Mantém inalterado.
§ 1º Em caso de decisão que não seja unânime, justificativa para o voto divergente poderá ser registrada, observando que se exime de responsabilidade o membro dissidente que faça consignar sua divergência em ata de reunião ou, não sendo possível, dê ciência imediata e por escrito de sua posição.	**§ 1º** Em caso de decisão que não seja unânime, justificativa para o voto divergente poderá ser registrada, observando que se exime de responsabilidade o membro dissidente que faça consignar sua divergência em ata de reunião ou, não sendo possível, dê ciência imediata e por escrito de sua posição.	Mantém inalterado.
§ 2º Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver presidindo a reunião terá o voto de desempate, além do voto pessoal.	**§ 2º** Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver presidindo a reunião terá o voto de desempate, além do voto pessoal.	Mantém inalterado.
Art. 83 Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.	**Art. 83** Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.	Mantém inalterado.
Art. 84 As reuniões dos órgãos estatutários podem ser presenciais, por audioconferência ou videoconferência, nos termos deste Estatuto e do respectivo Regimento Interno.	**Art. 84** As reuniões dos órgãos estatutários podem ser presenciais, por audioconferência ou videoconferência, nos termos deste Estatuto e do respectivo Regimento Interno.	Mantém inalterado.
Remuneração	**Remuneração**	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 68/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 85 A remuneração dos membros dos Órgãos Estatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto.	**Art. 85** A remuneração dos membros dos Órgãos Estatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto.	Mantém inalterado.
Parágrafo Único. A remuneração dos membros do Conselho Fiscal, fixada pela Assembleia Geral que os eleger, observará o mínimo estabelecido legalmente, além do reembolso obrigatório das despesas de locomoção e estada necessárias ao desempenho da função.	~~**Parágrafo Único.**~~ **§ 1º** A remuneração dos membros do Conselho Fiscal, fixada pela Assembleia Geral que os eleger, observará o mínimo estabelecido legalmente, além do reembolso obrigatório das despesas de locomoção e estada necessárias ao desempenho da função.	Renumerado, considerando a inclusão de parágrafos no artigo.
Art. 86 É vedada a participação remunerada de membros da administração pública, direta ou indireta, em mais de 02 (dois) conselhos, incluindo os Conselhos de Administração ou Fiscal, considerando a Companhia ou de suas subsidiárias.	~~**Art. 86** É vedada a participação remunerada de membros da administração pública, direta ou indireta, em mais de 02 (dois) conselhos, incluindo os Conselhos de Administração ou Fiscal, considerando a Companhia ou de suas subsidiárias.~~	Excluído, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
Parágrafo Único. O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.	~~**Parágrafo Único.**~~ **§ 2º** O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.	Renumerado, considerando a inclusão de parágrafos no artigo.
CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS	**CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS**	Mantém inalterado.
Art. 87 O exercício social coincide com o ano civil e ao término de cada exercício social serão elaboradas as demonstrações financeiras observando as regras contidas na Lei Federal nº 6.404/1976, e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão.	**Art.** ~~**87**~~ **86** O exercício social coincide com o ano civil e ao término de cada exercício social serão elaboradas as demonstrações financeiras observando as regras contidas na Lei Federal nº 6.404/1976, e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão.	Renumerado, considerando a exclusão de artigos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 69/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 1º A Companhia deverá elaborar demonstrações financeiras trimestrais e divulgá-las em sítio eletrônico.	**§ 1º** A Companhia deverá elaborar demonstrações financeiras trimestrais e divulgá-las em ~~sítio eletrônico~~ *website*.	Ajuste de texto, visando melhorar a redação do parágrafo.
§ 2º Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:	**§ 2º** Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:	Mantém inalterado.
I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;	I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;	Mantém inalterado.
II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social;	II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social;	Mantém inalterado.
III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e	III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e	Mantém inalterado.
IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.	IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.	Mantém inalterado.
Art. 88 Os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio, que não poderão ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ajustado de acordo com a Lei Federal nº 6.404/1976.	**Art. ~~88~~ 87** Os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio, que não poderão ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ajustado de acordo com a Lei Federal nº 6.404/1976.	Renumerado, considerando a exclusão de artigos precedentes.
§ 1º Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração poderá deliberar a distribuição de dividendos intermediários, dividendos	**§ 1º** Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração poderá deliberar a distribuição de dividendos intermediários, dividendos	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 70/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
intercalares ou pagamento de juros sobre o capital próprio, desde que em conformidade com a política de dividendos e sem prejuízo da posterior ratificação da Assembleia Geral.	intercalares ou pagamento de juros sobre o capital próprio, desde que em conformidade com a política de dividendos e sem prejuízo da posterior ratificação da Assembleia Geral.	
§ 2º Os dividendos intermediários, intercalares e os juros sobre capital próprio, distribuídos nos termos do §1º, serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável.	**§ 2º** Os dividendos intermediários, intercalares e os juros sobre capital próprio, distribuídos nos termos do §1º, serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável.	Mantém inalterado.
§ 3º O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.	**§ 3º** O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.	Mantém inalterado.
§ 4º Os lucros que deixarem de ser distribuídos nos termos do §3º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo permita a situação financeira da Companhia.	**§ 4º** Os lucros que deixarem de ser distribuídos nos termos do §3º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo permita a situação financeira da Companhia.	Mantém inalterado.
§ 5º Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.	~~**§ 5º** Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.~~	Excluído, suprimindo a obrigatoriedade de envio das demonstrações financeiras ao Tribunal de Contas do Estado do Paraná, de acordo com a Lei Estadual nº 21.272/2022.
§ 6º Quando da distribuição de juros sobre capital próprio, o percentual previsto no *caput* será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável.	**§ ~~6º~~ 5º** Quando da distribuição de juros sobre capital próprio, o percentual previsto no *caput* será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável.	Renumerado, considerando a exclusão de parágrafo anterior.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 71/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 89 Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.	**Art. ~~89~~ 88** Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.	Renumerado, considerando a exclusão de artigos precedentes.
CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO	**CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO**	Mantém inalterado.
Art. 90 A Companhia dissolver-se-á e entrará em liquidação nos casos previstos em lei, cabendo à Assembleia Geral estabelecer o modo de liquidação e eleger o liquidante, ou liquidantes, e o Conselho Fiscal, caso seu funcionamento seja solicitado por acionistas que perfaçam o quórum estabelecido em lei ou na regulamentação expedida pela Comissão de Valores Mobiliários, obedecidas as formalidades legais, fixando-lhes os poderes e a remuneração.	**Art. ~~90~~ 89** A Companhia dissolver-se-á e entrará em liquidação nos casos previstos em lei, cabendo à Assembleia Geral estabelecer o modo de liquidação e eleger o liquidante, ou liquidantes, e o Conselho Fiscal, caso seu funcionamento seja solicitado por acionistas que perfaçam o quórum estabelecido em lei ou na regulamentação expedida pela Comissão de Valores Mobiliários, obedecidas as formalidades legais, fixando-lhes os poderes e a remuneração.	Renumerado, considerando a exclusão de artigos precedentes.
CAPÍTULO X - MECANISMOS DE DEFESA	**CAPÍTULO X - MECANISMOS DE DEFESA**	Mantém inalterado.
Art. 91 Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei.	**Art. ~~91~~ 90** Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei.	Renumerado, considerando a exclusão de artigos precedentes.
Art. 92 A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes dos Órgãos Estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções.	**Art. ~~92~~ 91** A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes dos Órgãos Estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções.	Renumerado, considerando a exclusão de artigos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 72/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 1º A mesma proteção definida no *caput* será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e/ou administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos administradores.	**§ 1º** A mesma proteção definida no *caput* será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e/ou administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos administradores.	Mantém inalterado.
§ 2º A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia.	**§ 2º** A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia.	Mantém inalterado.
§ 3º Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar, por sua conta, advogado de sua confiança, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade.	**§ 3º** Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar, por sua conta, advogado de sua confiança, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade.	Mantém inalterado.
§ 4º O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do §3º.	**§ 4º** O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do §3º.	Mantém inalterado.
Art. 93 A Companhia poderá celebrar contratos de indenidade, observadas a legislação aplicável e as diretrizes definidas pela Assembleia Geral em política específica.	**Art.** ~~**93**~~ **92** A Companhia poderá celebrar contratos de indenidade, observadas a legislação aplicável e as diretrizes definidas ~~pela Assembleia Geral em política específica~~ na Política de Indenidade.	Renumerado com ajuste de texto, considerando a exclusão de artigos precedentes e visando esclarecer a possibilidade de celebração de contratos de indenidade pela Companhia.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 73/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	Estatuto proposto	Justificativa
§ 1º Os contratos previstos no caput deste Artigo não indenizarão atos praticados:	§ 1º Os contratos previstos no caput deste Artigo não indenizarão atos praticados:	Mantém inalterado.
I fora do exercício das atribuições ou poderes de seus signatários;	I fora do exercício das atribuições ou poderes de seus signatários;	Mantém inalterado.
II com má-fé, dolo, culpa grave ou mediante fraude;	II com má-fé, dolo, culpa grave ou mediante fraude;	Mantém inalterado.
III em interesse próprio ou de terceiros, em detrimento do interesse social da companhia;	III em interesse próprio ou de terceiros, em detrimento do interesse social da companhia; e	Ajuste de texto, visando adequar a redação do inciso.
IV demais casos previstos na política e no respectivo contrato de indenidade.	IV demais casos previstos na política e no respectivo contrato de indenidade.	Mantém inalterado.
§ 2º A cobertura do contrato de indenidade se aplica caso não exista cobertura de seguro de responsabilidade civil, previsto no Art. 95 do presente Estatuto.	§ 2º A cobertura do contrato de indenidade se aplica caso não exista cobertura de seguro de responsabilidade civil, previsto no ~~Art.~~ ~~artigo~~ 95 do presente Estatuto.	Ajuste de texto, visando melhorar a redação do artigo
Art. 94 A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica. Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.	**Art. ~~94~~ 93** A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica. Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.	Renumerado, considerando a exclusão de artigos precedentes.
Art. 95 Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no Art. 91 do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia de todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.	**Art. ~~95~~ 94** Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no ~~Art.~~ artigo ~~91~~ 90 do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia de todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.	Renumerado com ajuste de texto, considerando a exclusão de artigos precedentes e visando adequar a referência cruzada do artigo.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 74/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 96 A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no Art. 91 do presente Estatuto, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.	**Art. ~~96~~ 95** A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no ~~art.~~ artigo ~~91~~ 90 do presente Estatuto, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.	Renumerado com ajuste de texto, considerando a exclusão de artigos precedentes e visando adequar a referência cruzada do artigo.
CAPÍTULO XI - ALIENAÇÃO DE CONTROLE	**CAPÍTULO XI - ALIENAÇÃO DE CONTROLE**	Mantém inalterado.
Art. 97 A perda da qualificação de acionista controlador pelo Estado do Paraná só poderá ocorrer em conformidade com os procedimentos constitucionais e legais aplicáveis, incluindo, sem limitação, caso aplicável, a necessidade de prévia autorização legislativa. Desde que preenchidos os pressupostos constitucionais e legais, a alienação de controle da Companhia, além de normas especificamente aplicáveis, deverá observar o disposto neste Capítulo.	~~**Art. 97** A perda da qualificação de acionista controlador pelo Estado do Paraná só poderá ocorrer em conformidade com os procedimentos constitucionais e legais aplicáveis, incluindo, sem limitação, caso aplicável, a necessidade de prévia autorização legislativa. Desde que preenchidos os pressupostos constitucionais e legais, a alienação de controle da Companhia, além de normas especificamente aplicáveis, deverá observar o disposto neste Capítulo.~~	Excluído, de acordo com a promulgação da Lei Estadual nº 21.272/2022.
Art. 98 A alienação de controle da Companhia, tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição, suspensiva ou resolutiva, de que o adquirente se obrigue a efetivar oferta pública de aquisição das ações dos demais acionistas da Companhia, observando as condições e os prazos previstos na legislação vigente e no Regulamento do Nível 2 de Governança Corporativa da B3, de forma a assegurar-lhes tratamento igualitário àquele dado ao acionista controlador alienante.	**Art. ~~98~~ 96** A alienação de controle da Companhia, caso aplicável, tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição, suspensiva ou resolutiva, de que o adquirente se obrigue a efetivar oferta pública de aquisição das ações dos demais acionistas da Companhia, observando as condições e os prazos previstos na legislação vigente e no Regulamento do Nível 2 de Governança Corporativa da B3, de forma a assegurar-lhes tratamento igualitário àquele dado ao acionista controlador alienante.	Renumerado com ajuste de texto, de acordo com a promulgação da Lei Estadual nº 21.272/2022.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 75/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Parágrafo único. A oferta pública de que trata este artigo será exigida ainda: (i) quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia; ou (ii) em caso de alienação do controle de sociedade que detenha o poder de controle da Companhia, sendo que, nesse caso, o acionista controlador alienante ficará obrigado a declarar à B3 o valor atribuído à Companhia nessa alienação, anexando documentação que comprove esse valor.	**Parágrafo único.** A oferta pública de que trata este artigo será exigida ainda: (i) quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia; ou (ii) em caso de alienação do controle de sociedade que detenha o poder de controle da Companhia, sendo que, nesse caso, o acionista controlador alienante ficará obrigado a declarar à B3 o valor atribuído à Companhia nessa alienação, anexando documentação que comprove esse valor.	Ajuste de texto, de acordo com a promulgação da Lei Estadual nº 21.272/2022.
Art. 99 Aquele que adquirir o poder de controle, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, estará obrigado a: (i) efetivar a oferta pública referida no artigo 98 acima; e (ii) pagar, nos termos a seguir indicados, quantia equivalente à diferença entre o preço da oferta pública e o valor pago por ação eventualmente adquirida em bolsa nos 6 (seis) meses anteriores à data da aquisição do Poder de Controle, devidamente atualizado até a data do pagamento. Referida quantia deverá ser distribuída entre todas as pessoas que venderam ações da Companhia nos pregões em que o adquirente realizou as aquisições, proporcionalmente ao saldo líquido vendedor diário de cada uma, cabendo à B3 operacionalizar a distribuição, nos termos de seus regulamentos.	**Art. ~~99~~ 97** Aquele que adquirir o poder de controle, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, estará obrigado a: (i) efetivar a oferta pública referida no ~~art.~~ artigo 96 acima; e (ii) pagar, nos termos a seguir indicados, quantia equivalente à diferença entre o preço da oferta pública e o valor pago por ação eventualmente adquirida em bolsa nos 6 (seis) meses anteriores à data da aquisição do Poder de Controle, devidamente atualizado até a data do pagamento. Referida quantia deverá ser distribuída entre todas as pessoas que venderam ações da Companhia nos pregões em que o adquirente realizou as aquisições, proporcionalmente ao saldo líquido vendedor diário de cada uma, cabendo à B3 operacionalizar a distribuição, nos termos de seus regulamentos.	Renumerado com ajuste de texto, de acordo com a promulgação da Lei Estadual nº 21.272/2022.
Art. 100 A Companhia não registrará qualquer transferência de ações para o adquirente ou para aquele(s) que vier(em) a deter o poder de controle, enquanto este(s)	**Art. ~~100~~ 98** A Companhia não registrará qualquer transferência de ações para o adquirente ou para aquele(s) que vier(em) a deter o poder de controle, enquanto este(s)	Renumerado, considerando a exclusão de artigos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 76/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
não subscrever(em) o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.	não subscrever(em) o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.	
Art. 101 Nenhum acordo de acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia enquanto os seus signatários não tenham subscrito o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.	**Art. ~~101~~ 99** Nenhum acordo de acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia enquanto os seus signatários não tenham subscrito o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.	Renumerado, considerando a exclusão de artigos precedentes.
Art. 102 Na oferta pública de aquisição de ações, a ser feita pelo acionista controlador ou pela Companhia, para o cancelamento do registro de companhia aberta, o preço mínimo a ser ofertado deverá corresponder ao valor econômico apurado no laudo de avaliação elaborado nos termos dos parágrafos 1º e 2º deste artigo, respeitadas as normas legais e regulamentares aplicáveis.	**Art. ~~102~~ 100** Na oferta pública de aquisição de ações, a ser feita pelo acionista controlador ou pela Companhia, para o cancelamento do registro de companhia aberta, o preço mínimo a ser ofertado deverá corresponder ao valor econômico apurado no laudo de avaliação elaborado nos termos dos parágrafos 1º e 2º deste artigo, respeitadas as normas legais e regulamentares aplicáveis.	Renumerado com ajuste de texto, considerando a exclusão de artigos precedentes e a promulgação da Lei Estadual nº 21.272/2022.
§ 1º O laudo de avaliação referido no caput deste artigo deverá ser elaborado por instituição ou empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, de seus administradores e/ou do(s) acionista(s) controlador(es), além de satisfazer os requisitos do §1° do artigo 8° da Lei Federal nº 6.404/1976, e conter a responsabilidade prevista no §6º do mesmo artigo.	**§ 1º** O laudo de avaliação referido no caput deste artigo deverá ser elaborado por instituição ou empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, de seus administradores e/ou do(s) acionista(s) controlador(es), além de satisfazer os requisitos do §1° do artigo 8° da Lei Federal nº 6.404/1976, e conter a responsabilidade prevista no §6º do mesmo artigo.	Ajuste de texto, considerando a promulgação da Lei Estadual nº 21.272/2022.
§ 2º A escolha da instituição ou empresa especializada responsável pela determinação do valor econômico da Companhia é de competência privativa da assembleia geral, a partir da apresentação, pelo conselho de administração, de lista tríplice, devendo a respectiva	**§ 2º** A escolha da instituição ou empresa especializada responsável pela determinação do valor econômico da Companhia é de competência privativa da assembleia geral, a partir da apresentação, pelo conselho de administração, de lista tríplice, devendo a respectiva deliberação, não se	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 77/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
deliberação, não se computando os votos em branco, e cabendo a cada ação, independentemente de espécie ou classe, o direito a um voto, ser tomada pela maioria dos votos dos acionistas representantes das ações em circulação presentes naquela assembleia, que, se instalada em primeira convocação, deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total de ações em circulação, ou que, se instalada em segunda convocação, poderá contar com a presença de qualquer número de acionistas representantes das ações em circulação.	computando os votos em branco, e cabendo a cada ação, independentemente de espécie ou classe, o direito a um voto, ser tomada pela maioria dos votos dos acionistas representantes das ações em circulação presentes naquela assembleia, que, se instalada em primeira convocação, deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total de ações em circulação, ou que, se instalada em segunda convocação, poderá contar com a presença de qualquer número de acionistas representantes das ações em circulação.	
CAPÍTULO XII - SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3	**CAPÍTULO XII - SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3**	Mantém inalterado.
Art. 103 Caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, o acionista controlador deverá efetivar oferta pública de aquisição das ações pertencentes aos demais acionistas da Companhia, no mínimo, pelo respectivo valor econômico, a ser apurado em laudo de avaliação elaborado nos termos dos §§ 1º e 2º do Artigo 102, respeitadas as normas legais e regulamentares aplicáveis.	**Art. ~~103~~ 101** Caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, o acionista controlador deverá efetivar oferta pública de aquisição das ações pertencentes aos demais acionistas da Companhia, no mínimo, pelo respectivo valor econômico, a ser apurado em laudo de avaliação elaborado nos termos dos §§ 1º e 2º do ~~art.~~ artigo ~~102~~ 100, respeitadas as normas legais e regulamentares aplicáveis.	Renumerado com ajuste de texto, considerando a exclusão de artigos precedentes e considerando a promulgação da Lei Estadual nº 21.272/2022.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 78/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Parágrafo único. O acionista controlador estará dispensado de proceder à oferta pública de aquisição de ações referida no *caput* deste artigo se a Companhia sair do Nível 2 de Governança Corporativa em razão da celebração do contrato de participação da Companhia no segmento especial da B3 denominado Novo Mercado (Novo Mercado) ou se a Companhia, resultante de reorganização societária, obtiver autorização para negociação de valores mobiliários no Novo Mercado, no prazo de 120 (cento e vinte) dias, contados da data da Assembleia Geral que aprovou a referida operação.	**Parágrafo único.** O acionista controlador estará dispensado de proceder à oferta pública de aquisição de ações referida no *caput* deste artigo se a Companhia sair do Nível 2 de Governança Corporativa em razão da celebração do contrato de participação da Companhia no segmento especial da B3 denominado Novo Mercado (Novo Mercado) ou se a Companhia, resultante de reorganização societária, obtiver autorização para negociação de valores mobiliários no Novo Mercado, no prazo de 120 (cento e vinte) dias, contados da data da Assembleia Geral que aprovou a referida operação.	Mantém inalterado.
Art. 104 Na hipótese de não haver acionista controlador, caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa ou no Novo Mercado no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, a saída estará condicionada à realização de oferta pública de aquisição de ações nas mesmas condições previstas no artigo anterior.	**Art. ~~104~~ 102** Na hipótese de não haver acionista controlador, caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa ou no Novo Mercado no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, a saída estará condicionada à realização de oferta pública de aquisição de ações nas mesmas condições previstas no artigo anterior.	Renumerado, considerando a exclusão de artigos precedentes.
§ 1º A referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.	**§ 1º** A referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 79/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 2º Na ausência de definição dos responsáveis pela realização da oferta pública de aquisição de ações, no caso de operação de reorganização societária, na qual a companhia resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa, caberá aos acionistas que votaram favoravelmente à reorganização societária realizar a referida oferta.	**§ 2º** Na ausência de definição dos responsáveis pela realização da oferta pública de aquisição de ações, no caso de operação de reorganização societária, na qual a companhia resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa, caberá aos acionistas que votaram favoravelmente à reorganização societária realizar a referida oferta.	Mantém inalterado.
Art. 105 A saída da Companhia do Nível 2 de Governança Corporativa da B3 em razão de descumprimento de obrigações constantes do Regulamento do Nível 2 está condicionada à efetivação de oferta pública de aquisição de ações, no mínimo, pelo valor econômico das ações, a ser apurado em laudo de avaliação de que trata o Artigo 102 do presente Estatuto, respeitadas as normas legais e regulamentares aplicáveis.	**Art. ~~105~~ 103** A saída da Companhia do Nível 2 de Governança Corporativa da B3 em razão de descumprimento de obrigações constantes do Regulamento do Nível 2 está condicionada à efetivação de oferta pública de aquisição de ações, no mínimo, pelo valor econômico das ações, a ser apurado em laudo de avaliação de que trata o ~~art.~~ artigo ~~102~~ 100 do presente Estatuto, respeitadas as normas legais e regulamentares aplicáveis.	Renumerado, considerando a exclusão de artigos precedentes.
§ 1º O acionista controlador deverá efetivar a oferta pública de aquisição de ações prevista no *caput* desse artigo.	**§ 1º** O acionista controlador deverá efetivar a oferta pública de aquisição de ações prevista no *caput* desse artigo.	Mantém inalterado.
§ 2º Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa referida no *caput* decorrer de deliberação da Assembleia Geral, os acionistas que tenham votado a favor da deliberação que implicou o respectivo descumprimento deverão efetivar a oferta pública de aquisição de ações prevista no *caput*.	**§ 2º** Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa referida no *caput* decorrer de deliberação da Assembleia Geral, os acionistas que tenham votado a favor da deliberação que implicou o respectivo descumprimento deverão efetivar a oferta pública de aquisição de ações prevista no *caput*.	Mantém inalterado.
§ 3º Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* ocorrer em razão de ato ou fato da administração, os administradores da Companhia deverão convocar	**§ 3º** Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* ocorrer em razão de ato ou fato da administração, os administradores da Companhia deverão convocar Assembleia	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 80/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Assembleia Geral de Acionistas cuja ordem do dia será a deliberação sobre como sanar o descumprimento das obrigações constantes do Regulamento do Nível 2 ou, se for o caso, deliberar pela saída da Companhia do Nível 2 de Governança Corporativa.	Geral de Acionistas cuja ordem do dia será a deliberação sobre como sanar o descumprimento das obrigações constantes do Regulamento do Nível 2 ou, se for o caso, deliberar pela saída da Companhia do Nível 2 de Governança Corporativa.	
§ 4º Caso a Assembleia Geral mencionada no §3º delibere pela saída da Companhia do Nível 2 de Governança Corporativa da B3, a referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações prevista no *caput*, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.	**§ 4º** Caso a Assembleia Geral mencionada no §3º delibere pela saída da Companhia do Nível 2 de Governança Corporativa da B3, a referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações prevista no *caput*, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.	Mantém inalterado.
NOVO	**CAPÍTULO XIII – PROTEÇÃO À DISPERSÃO ACIONÁRIA**	Novo capítulo, visando criar regras de proteção à dispersão acionária e manutenção da qualidade da Companhia de companhia de capital disperso.
NOVO	**Art. 104** O acionista ou grupo de acionistas que, direta ou indiretamente, vier a se tornar titular de ações ordinárias que, em conjunto, ultrapassem 25% (vinte e cinco por cento) do capital votante da Copel e que não retorne a patamar inferior a tal percentual em até 120 (cento e vinte) dias deverá realizar uma oferta pública para a aquisição da totalidade das demais ações ordinárias, por valor, no mínimo, 100% (cem por cento) superior à maior cotação das ações ordinárias nos últimos 504 (quinhentos e quatro) pregões anteriores a data em que o acionista ou o grupo de acionistas ultrapassar o limite previsto neste artigo, atualizada *pro rata dies*, pela taxa do Sistema Especial de Liquidação e Custódia – SELIC.	Novo artigo que passa a exigir a realização oferta pública para aquisição das ações ordinárias da Companhia quando acionista ultrapassar o limiar de 25% do capital votante, com prêmio de 100% sobre a maior cotação das respectivas ações nos últimos 504 pregões, atualizada pela SELIC.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 81/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
NOVO	**Parágrafo único.** A obrigação de realizar oferta pública de aquisição não se aplicará à participação efetiva, direta ou indireta, dos acionistas que tenham, na data da entrada em vigor do dispositivo, participação superior ao previsto no **caput,** mas será aplicável caso (1) futuramente, após redução, a sua participação venha a aumentar e ultrapassar o percentual de 25% (vinte e cinco por cento) do capital votante da Companhia; ou (2) não tenha reduzido sua participação abaixo do percentual previsto no **caput**, venha a adquirir qualquer participação adicional que não seja alienada no prazo previsto neste artigo.	Novo parágrafo que exclui a obrigação de realização de oferta pública aos atuais acionistas que já tenham participação superior à prevista no *caput*
	Art. 105 O acionista ou grupo de acionistas que, direta ou indiretamente, vier a se tornar titular de ações ordinárias que, em conjunto, ultrapassem 50% (cinquenta por cento) do capital votante da Copel e que não retorne a patamar inferior a tal percentual em até 120 (cento e vinte) dias deverá realizar uma oferta pública para a aquisição da totalidade das demais ações ordinárias, por valor, no mínimo, 200% (duzentos por cento) superior à maior cotação das ações ordinárias nos últimos 504 (quinhentos e quatro) pregões, anteriores a data em que o acionista ou o grupo de acionistas ultrapassar o limite previsto neste artigo, atualizada *pro rata dies*, pela taxa do Sistema Especial de Liquidação e Custódia – SELIC.	Novo artigo que aumenta o prêmio a ser pago em realização de OPA pelo acionistas que adquirir ações ordinárias que ultrapassem 50% do capital votante.
CAPÍTULO XIII – EMISSÃO DE *UNITS*	**CAPÍTULO ~~XIII~~ XIV – EMISSÃO DE *UNITS***	Renumerado, considerando a inserção de capítulo precedente.
Art. 106 A Companhia poderá patrocinar a emissão de certificados de depósito de ações, representativos de 1 (uma) ação ordinária e 4 (quatro) ações preferenciais classe B (Units).	**Art. 106** A Companhia poderá patrocinar a emissão de certificados de depósito de ações, representativos de 1 (uma) ação ordinária e 4 (quatro) ações preferenciais classe B (“**Units**”).	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 82/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 1º As *Units* poderão ser emitidas: (i) mediante solicitação dos acionistas que detenham ações em quantidade necessária à composição das *Units*, observados os prazos, regras e procedimentos fixados pelo Conselho de Administração; (ii) mediante deliberação do Conselho de Administração, em caso de aumento de capital dentro do limite de capital autorizado com a emissão de novas ações a serem representadas por *Units*; e (iii) nos casos previstos nos Artigos 109 e 110 do presente Estatuto.	**§ 1º** As *Units* poderão ser emitidas: (i) mediante solicitação dos acionistas que detenham ações em quantidade necessária à composição das *Units*, observados os prazos, regras e procedimentos fixados pelo Conselho de Administração; (ii) mediante deliberação do Conselho de Administração, em caso de aumento de capital dentro do limite de capital autorizado com a emissão de novas ações a serem representadas por *Units*; e (iii) nos casos previstos nos arts. 109 e 110 do presente Estatuto.	Mantém inalterado.
§ 2º Somente poderão ser objeto de depósito para a emissão de *Units* ações livres de ônus e gravames.	**§ 2º** Somente poderão ser objeto de depósito para a emissão de *Units* ações livres de ônus e gravames.	Mantém inalterado.
§ 3º A Companhia poderá contratar instituição financeira para emissão das *Units*.	**§ 3º** A Companhia poderá contratar instituição financeira para emissão das *Units*.	Mantém inalterado.
Art. 107 Os titulares das *Units* terão os mesmos direitos e vantagens das ações por elas representadas, inclusive quanto ao pagamento de dividendos, juros sobre o capital próprio e quaisquer outras bonificações, pagamentos ou proventos a que possam fazer jus.	**Art. 107** Os titulares das *Units* terão os mesmos direitos e vantagens das ações por elas representadas, inclusive quanto ao pagamento de dividendos, juros sobre o capital próprio e quaisquer outras bonificações, pagamentos ou proventos a que possam fazer jus.	Mantém inalterado.
Parágrafo Único. Os titulares das *Units* têm o direito de participar das Assembleias Gerais e nelas exercer todas as prerrogativas conferidas às ações representadas pelas *Units*, mediante comprovação de sua titularidade e observadas as regras de representação de acionistas previstas neste Estatuto.	**Parágrafo Único.** Os titulares das *Units* têm o direito de participar das Assembleias Gerais e nelas exercer todas as prerrogativas conferidas às ações representadas pelas *Units*, mediante comprovação de sua titularidade e observadas as regras de representação de acionistas previstas neste Estatuto.	Mantém inalterado.
Art. 108 As *Units* são escriturais, observado que, a partir da emissão das *Units*, as ações depositadas ficarão registradas em conta de depósito aberta em nome do titular das ações perante a instituição financeira depositária.	**Art. 108** As *Units* são escriturais, observado que, a partir da emissão das *Units*, as ações depositadas ficarão registradas em conta de depósito aberta em nome do titular das ações perante a instituição financeira depositária.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 83/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
§ 1º Salvo na hipótese de cancelamento das *Units*, a propriedade das ações representadas pelas *Units* somente poderá ser transferida por meio da transferência das *Units*.	**§ 1º** Salvo na hipótese de cancelamento das *Units*, a propriedade das ações representadas pelas *Units* somente poderá ser transferida por meio da transferência das *Units*.	Mantém inalterado.
§ 2º O titular das *Units* terá o direito de solicitar à instituição financeira depositária, a qualquer tempo, o cancelamento das *Units* e a consequente entrega das respectivas ações depositadas, observados os prazos, regras e procedimentos a serem fixados pelo Conselho de Administração.	**§ 2º** O titular das *Units* terá o direito de solicitar à instituição financeira depositária, a qualquer tempo, o cancelamento das *Units* e a consequente entrega das respectivas ações depositadas, observados os prazos, regras e procedimentos a serem fixados pelo Conselho de Administração.	Mantém inalterado.
§ 3º As *Units* sujeitas a ônus, gravames ou embaraços não poderão ser objeto de pedido de cancelamento.	**§ 3º** As *Units* sujeitas a ônus, gravames ou embaraços não poderão ser objeto de pedido de cancelamento.	Mantém inalterado.
§ 4º O Conselho de Administração poderá, a qualquer tempo, suspender por prazo determinado, não superior a 30 (trinta) dias, a possibilidade de cancelamento de *Units* referida no § 2º, no caso de início de oferta pública de distribuição primária e/ou secundária de *Units*, no mercado local e/ou internacional.	**§ 4º** O Conselho de Administração poderá, a qualquer tempo, suspender por prazo determinado, não superior a 30 (trinta) dias, a possibilidade de cancelamento de *Units* referida no § 2º, no caso de início de oferta pública de distribuição primária e/ou secundária de *Units*, no mercado local e/ou internacional.	Mantém inalterado.
Art. 109 Nas hipóteses de desdobramento, grupamento, bonificação ou emissão de novas ações mediante a capitalização de lucros ou reservas, as seguintes regras deverão ser observadas com relação às *Units*:	**Art. 109** Nas hipóteses de desdobramento, grupamento, bonificação ou emissão de novas ações mediante a capitalização de lucros ou reservas, as seguintes regras deverão ser observadas com relação às *Units*:	Mantém inalterado.
I no caso de aumento da quantidade de ações de emissão da Companhia, a instituição financeira depositária registrará o depósito das novas ações e creditará novas *Units* na conta dos respectivos titulares, de modo a refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no Artigo 106 do presente Estatuto, sendo que as ações que não forem	**I** no caso de aumento da quantidade de ações de emissão da Companhia, a instituição financeira depositária registrará o depósito das novas ações e creditará novas *Units* na conta dos respectivos titulares, de modo a refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no ~~art.~~ artigo 106 do presente Estatuto, sendo que as ações que não forem passíveis de constituir	Ajuste de texto, visando melhorar a redação do artigo.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 84/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*; e	*Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*; e	
II no caso da redução da quantidade de ações de emissão da Companhia, a instituição financeira depositária debitará as contas de depósito de *Units* dos titulares das ações grupadas, efetuando o cancelamento automático de *Units* em número suficiente para refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no Artigo 106 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.	**II** no caso da redução da quantidade de ações de emissão da Companhia, a instituição financeira depositária debitará as contas de depósito de *Units* dos titulares das ações grupadas, efetuando o cancelamento automático de *Units* em número suficiente para refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no ~~art.~~ artigo 106 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.	Ajuste de texto, visando melhorar a redação do artigo.
Art. 110 Na hipótese de exercício do direito de preferência para a subscrição de ações de emissão da Companhia, se houver, a instituição financeira depositária criará novas *Units* no livro de registro de *Units* escriturais, creditando-lhes aos respectivos titulares, de modo a refletir a nova quantidade de ações depositadas na conta de depósito vinculada às *Units*, sempre observando a proporção prevista no Artigo 106 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.	**Art. 110** Na hipótese de exercício do direito de preferência para a subscrição de ações de emissão da Companhia, se houver, a instituição financeira depositária criará novas *Units* no livro de registro de *Units* escriturais, creditando-lhes aos respectivos titulares, de modo a refletir a nova quantidade de ações depositadas na conta de depósito vinculada às *Units*, sempre observando a proporção prevista no ~~art.~~ artigo 106 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.	Ajuste de texto, visando melhorar a redação do artigo.
Parágrafo Único. Nos casos em que houver o exercício do direito de preferência para a subscrição de outros valores mobiliários de emissão da Companhia, não ocorrerá o crédito automático de *Units*.	**Parágrafo Único.** Nos casos em que houver o exercício do direito de preferência para a subscrição de outros valores mobiliários de emissão da Companhia, não ocorrerá o crédito automático de *Units*.	Mantém inalterado.
CAPÍTULO XIV - RESOLUÇÃO DE CONFLITOS	**CAPÍTULO ~~XIV~~ XV - RESOLUÇÃO DE CONFLITOS**	Renumerado, considerando a inserção de capítulo precedente.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 85/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 111 A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, perante a Câmara de Arbitragem do Mercado, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda de, em especial, quanto aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei Federal nº 6.404/1976 e alterações posteriores, neste Estatuto, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento do Nível 2, do Regulamento de Arbitragem, do Regulamento de Sanções e do Contrato de Participação no Nível 2 de Governança Corporativa.	**Art. 111** A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, perante a Câmara de Arbitragem do Mercado, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda de, em especial, quanto aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei Federal nº 6.404/1976 e alterações posteriores, neste Estatuto, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento do Nível 2, do Regulamento de Arbitragem, do Regulamento de Sanções e do Contrato de Participação no Nível 2 de Governança Corporativa.	Mantém inalterado.
CAPÍTULO XV - DISPOSIÇÕES GERAIS	**CAPÍTULO ~~XV~~ XVI - DISPOSIÇÕES GERAIS**	Renumerado, considerando a inserção de capítulo precedente.
Art. 112 Na hipótese de retirada de acionistas ou de fechamento de capital, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor econômico de tais ações, a ser apurado de acordo com o procedimento de avaliação aceito pela Lei Federal nº 6.404/1976, sempre que tal valor for inferior ao valor patrimonial.	**Art. 112** Na hipótese de retirada de acionistas ~~ou de fechamento de capital~~, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor patrimonial por ação ~~econômico de tais ações~~, a ser apurado com base no último conjunto de demonstrações financeiras aprovadas pela assembleia geral, sendo facultado ao acionista requerer levantamento de balanço especial nas hipóteses previstas no ~~art.~~ artigo 45 da Lei ~~Federal~~ nº 6.404/1976~~, sempre que tal valor for inferior ao valor patrimonial~~.	Ajustes de redação para desonerar a Companhia de elaborar laudo de avaliação pelo valor econômico por ação para fins do cálculo do valor de reembolso ao qual os acionistas eventualmente dissidentes de deliberação da assembleia geral tenham direito, e exclusão do termo "fechamento de capital", considerando que possui regramento específico (conforme o disposto no art. 4, § 4º da LSA).

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 86/87

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 206ª AGE, de 28.04.2023.	**Estatuto proposto**	**Justificativa**
Art. 113 A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em normas regulatórias e normativas expedidas por órgãos estaduais e federais.	**Art. 113** A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em normas regulatórias e normativas expedidas por órgãos estaduais e federais.	Mantém inalterado.
Art. 114 As regras referentes aos prazos de mandato dos membros dos Órgãos Estatutários previstos neste Estatuto deverão ser aplicadas conforme previsto na Lei Federal nº 13.303/2016 e demais disposições legais aplicáveis.	~~**Art. 114** As regras referentes aos prazos de mandato dos membros dos Órgãos Estatutários previstos neste Estatuto deverão ser aplicadas conforme previsto na Lei Federal nº 13.303/2016 e demais disposições legais aplicáveis.~~	Excluído, suprimindo a obrigatoriedade da Lei Federal nº 13.303/2016, de acordo com a Lei Estadual nº 21.272/2022.
NOVO	**Art. 114** O representante dos empregados da Companhia, eleito pela 68ª AGO, realizada em 28.04.2023, como membro do Conselho de Administração, permanecerá na posição até o final do seu respectivo mandato a ser encerrado na Assembleia Geral Ordinária a ser realizada em 2025.	Novo, visando esclarecer a continuidade do mandato do membro do Conselho de Administração Eleito pelos empregados.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 87/87

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO
DO ESTADO

Anexo VII

COPEL
Companhia Paranaense de Energia
PARANÁ GOVERNO DO ESTADO

Anexo VII

INFORMAÇÕES RELATIVAS À CONVERSÃO DE AÇÕES PREFERENCIAIS DA COMPANHIA EM AÇÕES ORDINÁRIAS, DE ACORDO COM O ART. 18 DA RESOLUÇÃO CVM Nº 81/2022

1. **Havendo criação de ações preferenciais ou nova classe de ações preferenciais**

   a. **Fundamentar, pormenorizadamente, a proposta de criação das ações**

Não aplicável.

   b. **Descrever, pormenorizadamente, os direitos, vantagens e restrições a serem atribuídos às ações a serem criadas, em especial:**

      i. **Dividendos majorados em relação às ações ordinárias**

Não aplicável.

      ii. **Dividendos fixos ou mínimos**

Não aplicável.

      iii. **Eventual caráter cumulativo dos dividendos**

Não aplicável.

      iv. **Direito de participar de lucros remanescentes**

Não aplicável.

      v. **Direito de receber dividendo à conta da reserva de capital**

Não aplicável.

      vi. **Prioridade no reembolso de capital**

Não aplicável.

      vii. **Prêmio no reembolso de capital**

Não aplicável.

      viii. **Direito de voto**

Não aplicável.

      ix. **Direito estatutário de eleger membros do conselho de administração em votação em separado**

Não aplicável.

      x. **Direito de serem incluídas na oferta pública de aquisição de ações por alienação de controle prevista no art. 254-A da Lei nº 6.404, de 1976**

Não aplicável.

      xi. **Direito de veto em relação a alterações estatutárias**

Não aplicável.

      xii. **Termos e condições de resgate**

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PARANÁ GOVERNO DO ESTADO

Não aplicável.

xiii. Termos e condições de amortização

Não aplicável.

c. Fornecer análise pormenorizada do impacto da criação das ações sobre os direitos dos titulares de outras espécies e classes de ações da companhia

Não aplicável.

2. Havendo alteração nas preferências, vantagens ou condições de resgate ou amortização de ações preferenciais

a. Descrever, pormenorizadamente, as alterações propostas

Em linha com a constante busca de aperfeiçoamento da governança corporativa, a administração propõe, como ápice do processo iniciado nos últimos anos, a submissão à Assembleia Geral ingresso da Copel e efetiva listagem de suas ações no Novo Mercado, segmento especial do mercado de ações da B3, exclusivo para companhias que adotem as mais elevadas práticas de governança corporativa ("Migração ao Novo Mercado").

A fim de atender ao princípio de que todas as ações devem ter direito a voto —ainda que com a limitação de 10% do total de votos por acionista ou grupo de acionistas—, a assembleia geral extraordinária deverá deliberar acerca da conversão mandatória de todas as ações preferenciais classe A e todas as ações preferenciais classe B de emissão da Companhia em ações ordinárias, na proporção de uma ação preferencial para uma ação ordinária ("Conversão de Ações").

Nesse sentido, propõe-se converter a totalidade das 1.682.463.290 (um bilhão, seiscentos e oitenta e dois milhões, quatrocentos e sessenta e três mil, duzentas e noventa) ações preferenciais de emissão da Companhia, sendo 3.128.000 (três milhões, cento e vinte e oito mil) de ações classe A e 1.679.335.290 (um bilhão, seiscentos e setenta e nove milhões, trezentos e trinta e cinco mil, duzentas e noventa) de classe B, em mesmo número de ações ordinárias.

A Conversão de Ações estará condicionada: (1) à conclusão da Transformação da Companhia em sociedade anônima com capital disperso e sem acionista controlador ("Transformação em Corporação"), relacionada a realização de potencial oferta secundária de ações ordinárias e/ou certificados de depósito de ações ("Units") de titularidade do Estado do Paraná ("Potencial Oferta Secundária"); (2) à ratificação da Conversão de Ações por mais da metade dos titulares de ações preferenciais reunidos em assembleia especial ("AGESP"), nos termos do art. 136, §1.º da Lei das S.A. ("Ratificação"); e (3) à efetiva migração da Companhia Novo Mercado.

Os acionistas preferencialistas serão convocados para decidir a respeito da ratificação depois da conclusão da Potencial Oferta Secundária e da efetiva Transformação em Corporação. Consoante a legislação aplicável, a Ratificação deverá ocorrer no prazo improrrogável de um ano, a contar da aprovação da Conversão de Ações pela Assembleia Geral.

Os acionistas titulares de ações preferenciais classe A e classe B que não aprovarem a Conversão de Ações na assembleia especial —seja por dissensão, abstenção ou ausência— terão o direito de retirarem-se da Companhia, mediante o reembolso das ações de que, comprovadamente, sejam titulares ininterruptos entre a data de divulgação do fato

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COPEL
Companhia Paranaense de Energia
PARANÁ GOVERNO DO ESTADO

relevante que divulgou a Conversão de Ações, e a data de efetivo exercício do direito de recesso, nos termos do art. 137, § 1.º, da Lei das S.A.

A Copel reserva-se o direito de convocar assembleia geral para ratificar ou reconsiderar a deliberação, se os administradores entenderem que o pagamento do preço do reembolso das ações preferenciais classe A e classe B aos acionistas dissidentes que exerceram o direito de retirada porá em risco a estabilidade financeira da Companhia.

Caso a Conversão de Ações venha se consumar, o capital da Companhia será dividido exclusivamente em ações ordinárias, nominativas, escriturais e sem valor nominal, com exceção de uma ação preferencial de classe especial ("Golden Share") de titularidade do Estado do Paraná.

b. Fundamentar, pormenorizadamente, as alterações propostas

A conversão das ações preferenciais em ações ordinárias da Companhia tem por fundamento viabilizar a migração para o Novo Mercado, segmento de listagem que adota as práticas mais rigorosas de governança corporativa.

c. Fornecer análise pormenorizada do impacto das alterações propostas sobre os titulares das ações objeto da alteração

Caso a Conversão de Ações seja aprovada nas AGESP e na Assembleia Geral Extraordinária, os atuais detentores de ações preferenciais passarão a ser detentores de ações ordinárias de emissão da Companhia, respeitada a relação de troca de 1 (uma) ação preferencial classe A ou 1 (uma) ação preferencial classe B para cada 1 (uma) ação ordinária.

Os direitos patrimoniais e políticos atribuídos às ações ordinárias serão idênticos aos direitos patrimoniais e políticos que as demais ações ordinárias de emissão da Companhia atualmente existentes farão jus após a aprovação da Migração ao Novo Mercado, observados os novos termos do estatuto, cuja redação também é submetida à aprovação da Assembleia Geral nesta data.

Os direitos atribuídos às ações ordinárias incluem o direito de voto nas Assembleias Gerais, o direito de venda conjunta das ações pelo mesmo preço pago aos acionistas controladores em caso de alienação de controle a terceiros (*tag along* integral), bem como o direito de recebimento de dividendos e/ou juros sobre o capital próprio que vierem a ser declarados pela Companhia.

Nos termos da Resolução CVM nº 81/2022, as alterações propostas ao estatuto da Companhia no âmbito da Migração ao Novo Mercado estão destacadas no Anexo IX desta Proposta e a origem, justificativa e análise dos efeitos jurídicos e econômicos de cada alteração estão detalhadas no Anexo X desta Proposta da Administração e Manual para Participação. As preferências originalmente atribuídas às ações preferenciais de emissão da Companhia não serão transferidas às ações ordinárias após a conclusão do processo de Conversão de Ações.

d. Fornecer análise pormenorizada do impacto das alterações propostas sobre os direitos dos titulares de outras espécies e classes de ações da companhia

Os titulares de ações ordinárias de emissão da Companhia que não possuam ações preferenciais terão sua participação no capital votante da Companhia e seus correspondentes direitos políticos diluídos em decorrência da conversão de ações

Manual para participação em Assembleia Geral de Acionistas

COPEL
Companhia Paranaense de Energia
PARANÁ GOVERNO DO ESTADO

preferenciais em ações ordinárias. Por outro lado, caso aprovada, a conversão das ações preferenciais em ações ordinárias possibilitará o ingresso da Companhia no segmento Novo Mercado, o qual possibilitará (i) práticas diferenciadas de governança corporativa e (ii) acesso mais amplo da Companhia ao mercado de capitais.

Manual para participação em Assembleia Geral de Acionistas

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO
DO ESTADO

Anexo VIII

COPEL
Companhia Paranaense de Energia
PARANÁ GOVERNO DO ESTADO

Anexo VIII

INFORMAÇÕES RELATIVAS A DIREITO DE RECESSO DECORRENTE DA CONVERSÃO DE AÇÕES PREFERENCIAIS EM AÇÕES ORDINÁRIAS, DE ACORDO COM O ANEXO H DA Resolução CVM Nº 81/2022

1. Descrever o evento que deu ou dará ensejo ao recesso e seu fundamento jurídico

A Administração da Companhia propõe a conversão de todas as ações preferenciais classe A e todas as ações preferenciais classe B de emissão da Companhia em ações ordinárias, na proporção de uma ação preferencial para uma ação ordinária ("Conversão de Ações").

A Conversão de Ações estará condicionada: (1) à conclusão da transformação da Companhia em sociedade anônima com capital disperso e sem acionista controlador ("Transformação em Corporação"), relacionada a realização de potencial oferta secundária de ações ordinárias e/ou certificados de depósito de ações ("Units") de titularidade do Estado do Paraná ("Potencial Oferta Secundária"); (2) à ratificação da Conversão de Ações por mais da metade dos titulares de ações preferenciais reunidos em assembleia especial ("AGESP"), nos termos do art. 136, §1.º da Lei das S.A. ("Ratificação"); e (3) à efetiva migração da Companhia Novo Mercado.

Os acionistas preferencialistas serão convocados para decidir a respeito da ratificação depois da conclusão da Potencial Oferta Secundária e da efetiva Transformação em Corporação. Consoante a legislação aplicável, a Ratificação deverá ocorrer no prazo improrrogável de um ano, a contar da aprovação da Conversão de Ações pela Assembleia Geral.

Os acionistas titulares de ações preferenciais classe A e classe B que não aprovarem a Conversão de Ações na assembleia especial —seja por dissensão, abstenção ou ausência— terão o direito de retirarem-se da Companhia, mediante o reembolso das ações de que, comprovadamente, sejam titulares ininterruptos entre a data de divulgação do fato relevante sobre a Conversão de Ações, em 7 de junho de 2023, e a data de efetivo exercício do direito de recesso, nos termos do art. 137, § 1.º, da Lei das S.A..

A Copel reserva-se o direito de convocar assembleia geral para ratificar ou reconsiderar a deliberação, se os administradores entenderem que o pagamento do preço do reembolso das ações preferenciais classe A e classe B aos acionistas dissidentes que exerceram o direito de retirada porá em risco a estabilidade financeira da Companhia.

Como, no momento da realização da assembleia especial de acionistas preferencialistas, estará em vigor o estatuto proposto no item 6 da ordem do dia, o valor de reembolso corresponderá ao valor patrimonial contábil da ação, calculado com base no patrimônio líquido constante das últimas demonstrações financeiras aprovadas pela assembleia geral, assegurado o direito de levantamento de balanço especial previsto no art. 45 da Lei das S.A..

2. Informar as ações e classes às quais se aplica o recesso

O direito de recesso se aplica aos acionistas titulares de ações preferenciais de classe A e B que não aprovarem a Conversão de Ações na assembleia especial —seja por dissensão, abstenção ou ausência.

Manual para participação em Assembleia Geral de Acionistas

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO
DO ESTADO

3. Informar a data da primeira publicação do edital de convocação da assembleia, bem como a data da comunicação do fato relevante referente à deliberação que deu ou dará ensejo ao recesso

Não houve ainda publicação do edital de convocação das AGESP. O fato relevante sobre a proposta da Conversão de Ações foi divulgado em 07de junho de 2023.

4. Informar o prazo para exercício do direito de recesso e a data que será considerada para efeito da determinação dos titulares das ações que poderão exercer o direito de recesso

Titulares ininterruptos de ações preferenciais de classe A ou B entre a data de divulgação do fato relevante sobre a proposta da Conversão de Ações, em 07de junho de 2023, e a data de efetivo exercício do direito de recesso, nos termos do art. 137, § 1.º, da Lei das S.A..

5. Informar o valor do reembolso por ação ou, caso não seja possível determiná-lo previamente, a estimativa da administração acerca desse valor

Conforme informado no item 1 acima, o valor de reembolso corresponderá ao valor patrimonial contábil da ação, calculado com base no patrimônio líquido constante das últimas demonstrações financeiras aprovadas pela assembleia geral, assegurado o direito de levantamento de balanço especial previsto no art. 45 da Lei das S.A. Como as AGESP poderão ser realizadas no prazo de um ano a partir da Assembleia Geral ora convocada, não é possível determinar o valor de reembolso, que constará dos documentos de convocação das AGESP.

Caso as AGESP sejam realizadas neste ano, informa-se que o valor patrimonial da ação da Companhia no exercício social encerrado em 31.12.2022 era de 7,7.

6. Informar a forma de cálculo do valor do reembolso

Conforme informado no item 1 acima, o valor de reembolso corresponderá ao valor patrimonial contábil da ação, calculado com base no patrimônio líquido constante das últimas demonstrações financeiras aprovadas pela assembleia geral.

7. Informar se os acionistas terão direito de solicitar o levantamento de balanço especial

Conforme informado no item 1 acima, será assegurado o direito de levantamento de balanço especial previsto no art. 45 da Lei das S.A.

8. Caso o valor do reembolso seja determinado mediante avaliação, listar os peritos ou empresas especializadas recomendadas pela administração

O valor de reembolso não será determinado mediante avaliação.

9. Na hipótese de incorporação, incorporação de ações ou fusão envolvendo sociedades controladora e controlada ou sob o controle comum

a. Calcular as relações de substituição das ações com base no valor do patrimônio líquido a preços de mercado ou outro critério aceito pela CVM

Não aplicável.

Manual para participação em Assembleia Geral de Acionistas

COPEL
Companhia Paranaense de Energia
PARANÁ GOVERNO DO ESTADO

b. Informar se as relações de substituição das ações previstas no protocolo da operação são menos vantajosas que as calculadas de acordo com o item 9 (a) acima

Não aplicável.

c. Informar o valor do reembolso calculado com base no valor do patrimônio líquido a preços de mercado ou outro critério aceito pela CVM

Não aplicável.

10. Informar o valor patrimonial de cada ação apurado de acordo com último balanço aprovado

O valor patrimonial da ação da Companhia no exercício social encerrado em 31.12.2022 era de 7,7.

Manual para participação em Assembleia Geral de Acionistas

COPEL
Companhia Paranaense de Energia
PARANÁ
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DO ESTADO

Anexo IX

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ESTATUTO SOCIAL DA COMPANHIA PARANAENSE DE ENERGIA

Aprovado e consolidado pela 207ª Assembleia Geral Extraordinária de Acionistas, de 10.07.2023.

CNPJ: 76.483.817/0001-20
NIRE: 41300036535
Registro CVM: 1431-1
Rua José Izidoro Biazetto, 158, Bloco A
Curitiba - Paraná - Brasil
CEP: 81200-240
e-mail: copel@copel.com
Website: http://www.copel.com
Fone: (41) 3310-5050
Fax: (41) 3331-4145

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

SUMÁRIO

CAPÍTULO I	**DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL**	03
CAPÍTULO II	**CAPITAL SOCIAL E AÇÕES**	04
CAPÍTULO III	**ASSEMBLEIA GERAL - AG**	~~08~~ 06
CAPÍTULO IV	**ADMINISTRAÇÃO DA COMPANHIA**	~~10~~ 08
	SEÇÃO I CONSELHO DE ADMINISTRAÇÃO - CAD	~~10~~ 08
	Composição, investidura e mandato	~~10~~ 08
	Vacância e substituições	~~11~~ 09
	Funcionamento	~~11~~ 09
	Atribuições	~~12~~ 10
	SEÇÃO II DIRETORIA	~~15~~ 13
	Composição, mandato e investidura	~~15~~ 13
	Atribuições	~~16~~ 13
	Regras para representação da Companhia	~~17~~ 15
	Vacância e substituições	~~18~~ 16
	SEÇÃO III DIRETORIA REUNIDA - REDIR	~~18~~ 16
	Funcionamento	~~18~~ 16
	Atribuições	~~19~~ 17
CAPÍTULO V	**COMITÊS ESTATUTÁRIOS**	~~21~~ 19
	SEÇÃO I COMITÊ DE AUDITORIA ESTATUTÁRIO - CAE	~~21~~ 19
	SEÇÃO II COMITÊ DE INVESTIMENTOS E INOVAÇÃO - CII	~~22~~ 21
	SEÇÃO III COMITÊ DE DESENVOLVIMENTO SUSTENTÁVEL - CDS	~~23~~ 21
	SEÇÃO IV COMITÊ DE GENTE - CDG	22
CAPÍTULO VI	**CONSELHO FISCAL - CF**	~~23~~ 23
	Composição e funcionamento	~~23~~ 23
	Vacância e substituições	~~25~~ 23
	Representação e pareceres	~~25~~ 23
CAPÍTULO VII	**REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS**	~~25~~ 24
	Posse, impedimentos e vedações	~~25~~ 24
	Remuneração	~~26~~ 25
CAPÍTULO VIII	**EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS**	~~26~~ 25
CAPÍTULO IX	**DISSOLUÇÃO E LIQUIDAÇÃO**	~~28~~ 26
CAPÍTULO X	**MECANISMOS DE DEFESA**	~~27~~ 27
CAPÍTULO XI	**ALIENAÇÃO DE CONTROLE**	~~27~~ 28
~~**CAPÍTULO XII**~~	~~**SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3**~~	~~28~~
CAPÍTULO XII	**PROTEÇÃO À DISPERSÃO ACIONÁRIA**	28
~~**CAPÍTULO XIV**~~	~~**EMISSÃO DE *UNITS***~~	~~31~~
CAPÍTULO XIII	**RESOLUÇÃO DE CONFLITOS**	~~33~~ 28
CAPÍTULO XIV	**DISPOSIÇÕES GERAIS**	~~33~~ 29

ANEXOS:

I	**ALTERAÇÕES ESTATUTÁRIAS**	~~34~~ 30
II	**EVOLUÇÃO DO CAPITAL**	~~36~~ 32

Estatuto Social Copel - pág. 1/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CONVENÇÕES:
AG: ASSEMBLEIA GERAL
AGE: ASSEMBLEIA GERAL EXTRAORDINÁRIA
JUCEPAR: JUNTA COMERCIAL DO ESTADO DO PARANÁ
DOE PR: DIÁRIO OFICIAL DO ESTADO DO PARANÁ

Observação: Texto original arquivado na Jucepar, sob o nº 17.340 (atual 41300036535), em 16.06.1955, e publicado no DOE PR de 25.06.1955.

Estatuto Social Copel - pág. 2/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL

Art. 1º A Companhia Paranaense de Energia - Copel, abreviadamente "Copel" ou "Companhia", é uma sociedade anônima de capital aberto, dotada de personalidade jurídica de direito privado, regida por este estatuto e pela legislação aplicável.

~~**Parágrafo único.**~~ **§ 1º** Fica vedada a alteração da denominação da Companhia.

§ 2º Com o ingresso da Companhia no Novo Mercado da B3 S.A. – Brasil, Bolsa, Balcão ("**B3**"), sujeitam-se a Companhia, seus acionistas, incluindo acionistas controladores, administradores e membros do conselho fiscal, quando instalado, às disposições do Regulamento do Novo Mercado.

Art. 2º O prazo de duração da Companhia é indeterminado.

Art. 3º A Companhia tem sede e foro no Município de Curitiba, Estado do Paraná, Brasil, podendo estabelecer, no País e no exterior, filiais, agências, sucursais e escritórios.

Parágrafo único. A sede da Companhia deverá sempre ser localizada no Estado do Paraná.

Art. 4º Constitui o objeto social da Companhia:

I pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;

II pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;

III estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas;

IV prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas, desde que previamente autorizada pelo Conselho de Administração; e

V desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios, sociedades, em licitações de novas concessões e/ou em sociedades já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.

§ 1º A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle societário e participar do capital social de outras sociedades ou entidades desde que previamente autorizada pelo Conselho de Administração.

§ 2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

§ 3º Com a admissão da Companhia no segmento especial de listagem denominado Nível 2 de Governança Corporativa da B3 S.A. – Brasil, Bolsa, Balcão, sujeitam-se a Companhia, seus acionistas, administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal às disposições do Regulamento de Listagem do Nível 2 de Governança Corporativa da B3 (Regulamento do Nível 2).

§ 4º As disposições do Regulamento do Nível 2 de Governança Corporativa da B3 prevalecerão sobre as disposições estatutárias, nas hipóteses de prejuízo aos direitos dos destinatários das ofertas públicas previstas neste Estatuto.

CAPÍTULO II - CAPITAL SOCIAL E AÇÕES

Art. 5º O capital social da Companhia integralizado é de R$10.800.000.000,00 (dez bilhões e oitocentos milhões de reais), totalmente subscrito e integralizado, representado por dividido em 2.736.553.750 (dois bilhões, setecentas e trinta e seis milhões, quinhentas e cinquenta e três mil, setecentas e cinquenta) ações todas nominativas e, sem valor nominal, sendo 2.736.553.749 (dois bilhões, setecentas e trinta e seis milhões, quinhentas e cinquenta e três mil, setecentas e quarenta e nove) ações ordinárias e 1.054.090.460 (um bilhão, cinquenta e quatro milhões, noventa mil, quatrocentas e sessenta) ações ordinárias e 1.682.463.289 (um bilhão, seiscentos e oitenta e dois milhões, quatrocentos e sessenta e três mil, duzentas e oitenta e nove) ações preferenciais e, destas, 3.128.000 (três milhões, cento e vinte e oito mil) são ações classe A e são ações classe B, e 1 (uma) ação preferencial de classe especial titularizada exclusivamente pelo Estado do Paraná.

§ 1º O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 4.000.000.000 (quatro bilhões) de ações para:

- **I** capitalização de lucros e reservas;
- **II** a emissão de bônus de subscrição, de debêntures conversíveis em ações ou, de acordo com plano aprovado pela assembleia geral, a outorga de opção de compra de ações a administradores e colaboradores, o exercício dos respectivos direitos de conversão ou subscrição; ou
- **III** colocação mediante venda em bolsa de valores ou subscrição pública de novas ações ordinárias.

§ 2º As ações são nominativas, escriturais, mantidas em contas de depósito, em instituição financeira autorizada.

§ 3º Fica a Companhia autorizada a escolher a instituição financeira, mediante deliberação do Conselho de Administração, para manter as ações escriturais em contas de depósito.

§ 4º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.

§ 5º A ação preferencial de classe especial, titularizada exclusivamente pelo Estado do Paraná, somente poderá ser resgatada mediante autorização legal e deliberação em Assembleia Geral Extraordinária.

§ 6º Os aumentos de capital poderão ser efetuados com a emissão de ações ordinárias e ações preferenciais classe B, sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite

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COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

~~estabelecido nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.~~

~~§ 7º As ações preferenciais conferirão a seus titulares as seguintes preferências e vantagens:~~

~~I As ações preferenciais classe A terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo, e que será imputado ao dividendo obrigatório previsto no artigo 83;~~

~~II As ações preferenciais classe B terão prioridade na distribuição de dividendos obrigatórios, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;~~

~~III Os dividendos assegurados pelo inciso anterior às ações preferenciais classe B serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe A;~~

~~IV O dividendo a ser pago por ação preferencial classe A e classe B, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores;~~

~~V As ações preferenciais classe A e classe B adquirirão o direito de voto pleno se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos prioritários ou mínimos a que fazem jus; e~~

~~VI As ações preferenciais classe A e classe B asseguram aos seus titulares o direito de serem incluídas em oferta pública de aquisição de ações em decorrência de Alienação de Controle da Companhia ao mesmo preço e nas mesmas condições ofertadas ao Acionista Controlador Alienante.~~

~~VII~~ § 6º A ação preferencial de classe especial titularizada pelo Estado do Paraná conferirá ao Estado do Paraná prioridade no reembolso do capital, sem prêmio, em caso de liquidação da companhia, correspondente ao percentual que tal ação representa na cifra do capital social, e o poder de veto nas deliberações da assembleia geral:

a) que autorizem os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão;

b) que visem à modificação do Estatuto Social com a finalidade de remoção ou alteração:

1. da obrigação de manutenção da atual denominação da Companhia;

2. da obrigação de manutenção da sede da Companhia no Estado do Paraná;

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

3. da vedação de que qualquer acionista ou grupo de acionistas exerça votos em número superior a 10% (dez por cento) da quantidade de ações em que se dividir o capital votante da COPEL;

4. da vedação de celebração, arquivamento e registro de acordos de acionistas para o exercício de direito de voto, exceto para a formação de blocos com número de votos inferior ao limite previsto neste Estatuto Social; e

5. a competência exclusiva da assembleia geral de autorizar os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão.

~~§ 8º Cada ação preferencial classe A e classe B confere ao seu titular o direito a voto restrito, exclusivamente, nas seguintes matérias:~~

~~I transformação, incorporação, fusão ou cisão da Companhia;~~

~~II aprovação de contratos entre a Companhia e o Acionista Controlador, diretamente ou por meio de terceiros, assim como de outras sociedades nas quais o Acionista Controlador tenha interesse, sempre que, por força de disposição legal ou estatutária, sejam deliberados em Assembleia Geral;~~

~~III avaliação de bens destinados à integralização de aumento de capital da Companhia;~~

~~IV escolha de instituição ou empresa especializada para determinação do Valor Econômico da Companhia, conforme artigo 101 deste Estatuto Social;~~

~~V alteração ou revogação de dispositivos estatutários que alterem ou modifiquem quaisquer das exigências previstas no item 4.1 do Regulamento do Nível 2 de Governança Corporativa da B3, ressalvado que esse direito a voto prevalecerá enquanto estiver em vigor Contrato de Participação no Nível 2 de Governança Corporativa;~~

~~VI exclusão ou alteração que vise suprimir o direito previsto no inciso XXIX do artigo 30, bem como neste inciso, ressalvado que tal alteração dependerá da aprovação da maioria das ações preferenciais em assembleia especial convocada para esse fim; e~~

§ ~~9º~~ 7º Ressalvado o poder de veto previsto no ~~inciso VII do~~ § 6~~7~~.º deste artigo, a ação preferencial de classe especial titularizada pelo Estado do Paraná não terá direito a voto, tampouco adquirirá direito a voto em caso de não pagamento dos proventos a que fizer jus.

§ ~~10~~ 8º O poder de veto previsto no ~~inciso VII do~~ § 6~~7~~.º deste artigo somente poderá ser exercido nos termos previstos na Lei do Estado do Paraná nº 21.272/2022 e legislação aplicável.

~~§ 11 A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.~~

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

~~§ 12 As ações de emissão da Companhia poderão ser convertidas em outra espécie e classe, observadas as seguintes regras:~~

~~I as ações preferenciais classe A poderão ser convertidas em ações preferenciais classe B, a qualquer tempo;~~

~~II as ações ordinárias poderão ser convertidas em ações preferenciais classe B, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units*, conforme definido no Art. 108;~~

~~III as ações preferenciais classe A e classe B poderão ser convertidas em ações ordinárias, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração; e~~

~~IV as ações ordinárias e as ações preferenciais classe B, em nenhuma hipótese, poderão ser convertidas em ações preferenciais classe A.~~

§ ~~13~~ 9º As emissões de ações, de bônus de subscrição, de debêntures conversíveis ou de outros títulos mobiliários, até o limite do capital autorizado, cuja colocação seja feita mediante venda em bolsa de valores ou subscrição pública, poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

§ ~~14~~ 10 As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

Art. 6º É vedado a qualquer acionista ou grupo de acionistas, brasileiro ou estrangeiro, público ou privado, o exercício do direito de voto em número superior ao equivalente ao percentual de 10% (dez por cento) da quantidade total de ações em que se dividir o capital votante da Copel, independentemente de sua participação no capital social.

~~**Parágrafo único** – Nas hipóteses em que as ações preferenciais de emissão da Copel tenham direito de voto restrito ou caso passem a conferir direito de voto pleno nos termos do artigo 111, § 1º, da Lei nº 6.404, de 1976, a limitação constante do *caput* deste artigo 6º abrangerá tais ações preferenciais, de forma que todas as ações detidas pelo acionista ou grupo de acionistas que confiram direito de voto em relação a uma determinada deliberação (sejam elas ordinárias ou preferenciais) sejam consideradas para fins do cálculo do número de votos conforme o *caput* deste artigo.~~

Art. 7º É vedada a celebração de acordos de acionistas visando a regular o exercício do direito de voto em número superior ao correspondente ao percentual de 10% (dez por cento) da quantidade total de ações em que se dividir o capital votante da Copel~~, inclusive na hipótese descrita no artigo 6º, Parágrafo único~~.

§ 1º Não será arquivado pela Companhia acordo de acionistas sobre exercício do direito de voto que conflite com as disposições deste Estatuto Social.

§ 2º O presidente da assembleia geral da Copel não computará votos proferidos em desconformidade às regras estipuladas nos arts. 6º e 7º deste Estatuto, sem prejuízo do exercício do direito de veto por parte do Estado do Paraná, nos termos do artigo 5º deste Estatuto.

Art. 8º Para os fins deste Estatuto Social, serão conceituados como grupo de acionistas 02 (dois) ou mais acionistas da Companhia:

I Que sejam partes de acordo de voto, seja diretamente ou por meio de sociedades controladas, controladoras ou sob controle comum;

II Se um for, direta ou indiretamente, acionista controlador ou sociedade controladora do outro ou dos demais;

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

III Que sejam sociedades direta ou indiretamente controladas pela mesma pessoa ou sociedade, ou conjunto de pessoas ou sociedades, acionistas ou não; ou

IV Que sejam sociedades, associações, fundações, cooperativas e trusts, fundos ou carteiras de investimentos, universalidades de direitos ou quaisquer outras formas de organização ou empreendimento com os mesmos administradores ou gestores, ou, ainda, cujos administradores ou gestores sejam sociedades direta ou indiretamente controladas pela mesma pessoa ou sociedade, ou conjunto de pessoas ou sociedades, acionistas ou não.

§ 1º No caso de fundos de investimentos com administrador ou gestor comum, somente serão considerados como um grupo de acionistas aqueles cuja política de investimentos e de exercício de votos em assembleias de acionistas, nos termos dos respectivos regulamentos, for de responsabilidade do administrador ou gestor, conforme o caso, em caráter discricionário.

§ 2º Adicionalmente ao disposto no caput e parágrafos precedentes deste artigo, considerar-se-ão partes de um mesmo grupo de acionistas quaisquer acionistas representados por um mesmo mandatário, administrador ou representante a qualquer título, exceto no caso de detentores de títulos emitidos no âmbito do programa de Depositary Receipts da Companhia, quando representados pelo respectivo banco depositário, desde que não se enquadrem em qualquer das demais hipóteses previstas no caput ou no § 1º do presente artigo.

§ 3º No caso de acordos de acionistas que tratem do exercício do direito de voto, todos seus signatários serão considerados, na forma deste artigo, como integrantes de um grupo de acionistas, para fins da aplicação da limitação ao número de votos de que tratam os arts. 6º e 7º.

§ 4º Os acionistas devem manter a Copel informada sobre seu pertencimento a um grupo de acionistas nos termos deste Estatuto, caso tal grupo de acionista detenha, ao todo, ações representativas de 10% (dez por cento) ou mais do capital votante da Copel.

§ 5º Os membros da mesa de assembleias de acionistas poderão pedir aos acionistas documentos e informações, conforme entendam necessário para verificar o eventual pertencimento de um acionista a um grupo de acionistas que possa deter 10% (dez por cento) ou mais do capital votante da Copel.

CAPÍTULO III – ASSEMBLEIA GERAL (AG)

Art. 9º A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.

Art. 10 A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.

Art. 11 A convocação será feita nos termos da legislação vigente, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível, inclusive de forma eletrônica.

Parágrafo único. Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação, não se admitindo inclusão de assuntos gerais na pauta da Assembleia.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Art. 12 A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01 (um) acionista escolhido, na ocasião, pelos acionistas presentes.

§ 1º O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente.

§ 2º O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.

Art. 13 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.

Parágrafo único. A Assembleia Geral Ordinária e Assembleia Geral Extraordinária poderão ser, cumulativamente, convocadas e realizadas no mesmo local, data e hora, instrumentadas em ata única.

Art. 14 Cada ação com direito a voto na deliberação da Assembleia Geral conferirá 01 (um) voto, observados os limites para o voto de cada acionista e grupo de acionistas, nos termos dos arts. 6º e 7º deste Estatuto Social.

Art. 15 O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou previamente, documentos e procuração com poderes específicos, na forma da lei.

Art. 16 A ata da Assembleia Geral será lavrada na forma de sumário dos fatos ocorridos, inclusive dissidências e protestos, e conter a transcrição apenas das deliberações tomadas, nos termos do § 1.º do artigo 130 da Lei nº 6.404, de 1976, sendo autorizada sua publicação com a omissão das assinaturas dos acionistas, conforme § 2.º do artigo 130 da Lei nº 6.404, de 1976.

Art. 17 A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:

I aumento do capital social, além do limite autorizado no Estatuto Social;
II avaliação de bens com que o acionista concorre para a formação do capital social;
III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;
IV alteração do Estatuto Social;
V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração, do Conselho Fiscal e respectivos suplentes;
VI fixação da remuneração dos administradores, dos conselheiros fiscais e dos membros dos Comitês Estatutários;
VII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de dividendos;
VIII autorização para a Companhia mover ação de responsabilidade civil contra os administradores pelos prejuízos causados ao seu patrimônio;
IX alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;
X permuta de ações ou outros valores mobiliários;
XI emissão de debêntures conversíveis em ações além do limite do capital autorizado neste Estatuto Social;
XII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior, além do limite do capital autorizado neste Estatuto Social;
XIII eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas.

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COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

XIV autorização para que os administradores aprovem e executem o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão;

CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA

Art. 18 A Companhia será administrada pelo Conselho de Administração e pela Diretoria.

SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)

Art. 19 O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.

Composição, investidura e mandato

Art. 20 O Conselho de Administração será composto por 9 (nove) membros titulares, eleitos e destituídos pela Assembleia Geral, todos com prazo de mandato unificado de 2 (dois) anos, permitida reeleição nos termos da Lei Federal nº 6.404/1976 e demais normativos aplicáveis.

~~§1º É assegurado aos acionistas titulares de ações preferenciais que preencham os percentuais e requisitos previstos no artigo 141, §§ 4º e 5º da Lei Federal nº 6.404/1976, o direito de eleger 01 (um) conselheiro.~~

§ ~~2º~~ 1º O Conselho de Administração das Subsidiárias Integrais será composto por, no mínimo, 03 (três) membros, incluindo, o Diretor Geral da respectiva Subsidiária Integral, e 01 (um) diretor da Companhia.

§ ~~3º~~ 2º Os cargos de Presidente do Conselho de Administração e de Diretor Presidente ou principal executivo da Companhia não poderão ser acumulados pela mesma pessoa.

§ ~~4º~~ 3º O Conselho de Administração elegerá, dentre seus membros, seu Presidente, devendo tal eleição ocorrer na primeira reunião após a posse dos Conselheiros ou na primeira reunião seguinte à ocorrência de vacância desse cargo.

§ ~~5º~~ 4º As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pela Lei Federal nº 6.404/1976, pela política e norma interna de indicação de membros de órgãos estatutários, além de atender aos seguintes parâmetros:

I ~~ter, no mínimo, 3 (três) conselheiros independentes, sendo este número, em qualquer hipótese, igual ou superior a 25% (vinte e cinco por cento) do total de membros do órgão. Referidos conselheiros deverão ser expressamente declarados como independentes na ata da Assembleia Geral que os eleger, em conformidade com a definição do Regulamento do Nível 2 de Governança Corporativa da B3, sendo também considerado(s) como independente(s) o(s) conselheiro(s) eleito(s) mediante faculdade prevista pelo artigo 141, §§ 4º e 5º da Lei Federal nº 6.404/1976 e alterações posteriores~~ ter, no mínimo, 2 (dois) ou 20% (vinte por cento), o que for maior, de conselheiros independentes, conforme a definição do Regulamento do Novo

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Mercado e demais normas aplicáveis. A caracterização dos indicados como independentes deverá ser deliberada em Assembleia Geral;

II quando, em decorrência da observância do percentual referido no ~~parágrafo~~ inciso acima, resultar número fracionário de conselheiros, proceder-se-á ao arredondamento ~~nos termos do Regulamento do Nível 2 de Governança Corporativa da B3~~ para o número inteiro imediatamente superior; e

III ao menos 1 (um) dos conselheiros mencionados neste § ~~5º~~ 4º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto neste Estatuto.

Art. 21 A ~~investidura~~ posse de membros no Conselho de Administração observará as condições estabelecidas na Lei Federal nº 6.404/1976 e demais disposições legais aplicáveis.

Vacância e substituições

Art. 22 Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato.

§ 1º Observados os requisitos e vedações legais aplicáveis, caberá aos conselheiros remanescentes nomear o substituto para o membro vacante até a primeira Assembleia Geral, nos termos da Lei Federal nº 6.404/1976.

§ 2º Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral.

§ 3º Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.

Art. 23 A função de conselheiro de administração é pessoal e não se admite suplente.

Funcionamento

Art. 24 O Conselho de Administração se reunirá ordinariamente 01 (uma) vez por mês e extraordinariamente sempre que necessário, conforme previsto no artigo 27 do presente Estatuto.

Art. 25 As reuniões do Conselho de Administração serão convocadas pelo seu presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados.

§ 1º As convocações enviadas no endereço físico ou eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.

§ 2º As reuniões ordinárias deverão ser convocadas com antecedência mínima de 07 (sete) dias em relação à data da sua realização.

§ 3º As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares.

Art. 26 Fica facultada, se necessária, a participação não presencial dos conselheiros na reunião, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. O conselheiro, nesta hipótese,

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será considerado presente na reunião, e seu voto será considerado válido para todos os efeitos legais, sendo incorporado à ata da referida reunião.

Art. 27 Quando houver motivo de urgência, formalmente justificado para os membros do Conselho de Administração, o presidente do Conselho de Administração poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.

Art. 28 O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.

Art. 29 As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio de acordo com o estabelecido em seu Regimento Interno.

Parágrafo único. Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato da ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado e não será dada publicidade.

Atribuições

Art. 30 Sem prejuízo das ~~competências~~ atribuições previstas em lei, compete ao Conselho de Administração:

I fixar a orientação geral dos negócios da Companhia, incluindo aprovação e acompanhamento do plano de negócio, planejamento estratégico e de investimentos, buscando o desenvolvimento com sustentabilidade;

II eleger, destituir, tomar conhecimento de renúncia e substituir os diretores da Companhia, fixando-lhes as atribuições, fiscalizando sua gestão, bem como:

- **a)** examinar a qualquer tempo os livros e papéis da Companhia, contratos ou quaisquer outros atos;
- **b)** aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria; e
- **c)** avaliar anualmente a execução da estratégia de longo prazo da Companhia;

III manifestar-se sobre o relatório da administração e as contas da Diretoria;

IV convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;

V aprovar e acompanhar planos e programas anuais e plurianuais com o orçamento empresarial de dispêndios e investimento da Companhia e suas Subsidiárias Integrais, com indicação das fontes e aplicações de recursos;

VI autorizar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário, inclusive de outros serviços de seus auditores independentes, recomendada pelo Comitê de Auditoria Estatutário, quando a remuneração global representar mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;

VII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano trabalho, com o apoio do Comitê de Auditoria Estatutário;

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VIII nomear e destituir o titular da Auditoria Interna, após recomendação do Comitê de Auditoria Estatutário;

IX monitorar, periodicamente, com o apoio do Comitê de Auditoria Estatutário, a eficácia dos sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude;

X aprovar o Código de Conduta e o Programa de Integridade da Copel, monitorando as decisões que envolvem as práticas de governança corporativa e o relacionamento com partes interessadas;

XI analisar, a partir de reporte direto do Diretor responsável por governança, risco e compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada;

XII estabelecer diretrizes quanto à gestão de pessoas;

XIII realizar avaliação anual, individual e coletiva, do seu desempenho e dos demais membros dos órgãos estatutários;

XIV aprovar as transações entre partes relacionadas, dentro dos critérios e limites de alçada definidos pela Companhia, observada a política específica, com o suporte do Comitê de Auditoria Estatutário;

XV constituir, instalar e dissolver comitês não remunerados de assessoramento ao Conselho de Administração, nomear e destituir seus membros, bem como nomear e destituir os membros dos comitês estatutários de assessoramento ao Conselho de Administração, e aprovar regimentos dos comitês de assessoramento;

XVI aprovar os regimentos internos do Conselho de Administração, da Diretoria e dos Comitês de Assessoramento, estatutários e não estatutários, bem como eventuais alterações;

XVII aprovar e monitorar as políticas gerais da Companhia e suas respectivas alterações, no que se refere a:

a) gerenciamento de riscos;
b) integridade;
c) transações com partes relacionadas;
d) governança corporativa;
e) sustentabilidade;
f) mudança do clima;
g) participações societárias;
h) gestão de pessoas;
i) saúde e segurança do trabalho;
j) indicação dos membros dos órgãos estatutários e avaliação anual de desempenho;
k) comunicação e porta-vozes;
l) negociação de ações de emissão própria;
m) dividendos;
n) doações e patrocínios;
o) divulgação de informações e fatos relevantes; ~~e~~
p) relações com investidores; e
q) remuneração dos órgãos estatutários.

XVIII fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os *covenants* existentes nos contratos já firmados;

XIX mediante proposta da Diretoria, autorizar, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido, as provisões contábeis e, previamente, a celebração de quaisquer negócios jurídicos, incluindo aquisição, alienação ou oneração de ativos, cessão em comodato

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de bens do ativo permanente, constituição de ônus reais e prestação de garantias, assunção de obrigações em geral, renúncia, transação e ainda associação com outras pessoas jurídicas;

XX estabelecer os assuntos e valores para sua alçada decisória e da Diretoria, inclusive podendo delegar a aprovação dos negócios jurídicos de sua competência em limite de alçada que definir, respeitada a competência privativa prevista em lei;

XXI deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de dividendos;

XXII deliberar sobre a distribuição de dividendos intermediários, de dividendos intercalares e de juros sobre capital próprio com base nas reservas de lucros e do lucro líquido do exercício em curso registrados em demonstrações contábeis intermediárias, semestrais ou trimestrais, desde que observado o disposto na legislação, neste estatuto e na política de dividendos da Companhia;

XXIII dentro do limite do capital autorizado: (i) deliberar sobre o aumento do capital social fixando as respectivas condições de subscrição e integralização; (ii) deliberar sobre a emissão de bônus de subscrição; (iii) de acordo com plano aprovado pela Assembleia Geral, outorgar opção de compra de ações a administradores e empregados da Companhia ou de sociedade sob seu controle, ou a pessoas naturais que lhes prestem serviços, sem que os acionistas tenham direito de preferência na outorga ou subscrição destas ações; (iv) aprovar aumento do capital social mediante a capitalização de lucros ou reservas, com ou sem bonificação em ações; e (v) deliberar sobre a emissão de debêntures conversíveis;

XXIV autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;

XXV autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures, notas promissórias, *commercial papers*, *bonds* e outros, inclusive para oferta pública de distribuição, na forma da lei, observado o disposto no inciso XXXIII deste artigo;

XXVI aprovar aportes em investimentos societários que impliquem aumento do patrimônio líquido das participações, podendo, inclusive, delegar esta aprovação de sua competência em limite de alçada que definir;

XXVII deliberar sobre os projetos de investimento e participação em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, consórcios ou empreendimentos;

XXVIII deliberar sobre assuntos que, em virtude de disposição legal ou por determinação da Assembleia Geral, sejam de sua competência, incluindo aprovar Relatório Integrado ou de Sustentabilidade e indicadores ambientais, sociais e de governança, Formulário de Referência e Formulário 20-F;

XXIX assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente;

XXX aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia e a celebração de contratos de indenidade, observando a política de indenidade e as condições gerais dos contratos de indenidade;

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XXXI solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;

XXXII exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria e deliberar sobre os casos omissos deste Estatuto;

XXXIII ~~manifestar-se favorável ou contrariamente~~elaborar e divulgar parecer fundamentado, favorável ou contrário, a respeito de qualquer oferta pública de aquisição de ações que tenha por objeto as ações de emissão da Companhia, ~~por meio de parecer prévio fundamentado, divulgado~~ em até 15 (quinze) dias da publicação do edital da oferta pública de aquisição de ações, que deverá abordar, no mínimo: (i) a conveniência e oportunidade da oferta pública de aquisição de ações quanto ao interesse do conjunto dos acionistas, incluindo em relação ao preço e as potenciais impactos para a liquidez das ações~~ e em relação à liquidez dos valores mobiliários de sua titularidade~~; (ii) ~~as repercussões da oferta pública de aquisição de ações sobre os interesses da Companhia; (iii)~~ os planos estratégicos divulgados pelo ofertante em relação à Companhia; (iii) alternativs à aceitação da oferta pública de aquisição de ações disponível no mercado~~(iv) outros pontos que o Conselho de Administração considerar pertinentes, bem como as informações exigidas pelas regras aplicáveis estabelecidas pela Comissão de Valores Mobiliários~~;

~~**XXXIV** definir lista tríplice de empresas especializadas em avaliação econômica de empresas para a elaboração de laudo de avaliação das ações da Companhia, nos casos de oferta pública de aquisição das ações para cancelamento de registro de companhia aberta ou para saída do Nível 2 de Governança Corporativa da B3;~~

~~**XXXV** fixar prazos, procedimentos e regras aplicáveis à conversão de ações de emissão da Companhia, em conformidade com este Estatuto e a legislação aplicável;~~

~~**XXXVI** fixar prazos, procedimentos e regras aplicáveis à emissão de *Units*, em conformidade com este Estatuto e a legislação aplicável;~~

~~**XXXVII**~~ **XXXIV** conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração; e

~~**XXXVIII**~~ **XXXV** aprovar a alteração do endereço completo da Companhia, dentro do município sede, conforme definido no artigo 3º.

Art. 31 Compete ao presidente do Conselho de Administração, além das atribuições previstas no Regimento Interno, conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho, individual e coletiva, de periodicidade anual, dos administradores e dos membros dos Comitês Estatutários, nos termos do presente Estatuto.

SEÇÃO II - DIRETORIA

Art. 32 A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com as orientações gerais estabelecidas pelo Conselho de Administração.

Composição, mandato e investidura

Art. 33 A Diretoria Executiva será eleita pelo Conselho de Administração, podendo ser destituída a qualquer tempo por aquele colegiado, e será composta por até 06 (seis) Diretores Executivos, de natureza estatutária, sendo um deles o Diretor Presidente, todos residentes no País, com mandato unificado de 02 (dois) anos, permitida reeleição, respeitando-se o mínimo de 3 (três) membros. A Companhia poderá ter,

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ainda, Diretores Adjuntos, cujas atribuições serão definidas pelo Conselho de Administração, conforme proposta do Diretor Presidente.

§ 1º As indicações para Diretoria devem observar os requisitos e vedações impostos pela Lei Federal nº 6.404/1976 e pela política e norma interna de indicação de membros de órgaos estatutários.

§ 2º Na indicação do Diretor Presidente, o Conselho de Administração deverá observar a sua capacidade profissional, notório conhecimento, especialização e perfil profissional necessário às atribuições do cargo.

Art. 34 É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento.

Atribuições

Art. 35 A Diretoria tem poderes para praticar os atos necessários ao funcionamento regular da Companhia e à consecução do objeto social, observadas as disposições legais, estatutárias e constantes do seu Regimento Interno.

Parágrafo único. Sem prejuízo do disposto no artigo 53, compete à Diretoria administrar e gerir os negócios da Companhia de forma sustentável, cabendo-lhe apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior:

I plano de negócios para o exercício anual seguinte;

II as bases, diretrizes e estratégias de longo prazo para a elaboração do planejamento estratégico, os planos e programas anuais e plurianuais, contemplando a análise de riscos e oportunidades para um horizonte mínimo definido no Regimento Interno das Diretorias; e

III os orçamentos de custeio e de investimentos da Companhia para o exercício anual seguinte, visando ao alcance das estratégias empresariais.

Art. 36 Compete ao Diretor Presidente:

I dirigir e coordenar a Companhia;
II representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o artigo 38 e seguintes do presente Estatuto;
III dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;
IV zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;
V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;
VI dirigir e coordenar os trabalhos da Diretoria;
VII convocar e presidir as reuniões da Diretoria;
VIII conceder licença aos demais membros da Diretoria e indicar o substituto nos casos de ausência ou impedimento temporário;
IX resolver questões de conflito de interesse ou conflito de competência entre as Diretorias;
X propor ao Conselho de Administração a indicação dos Diretores Executivos e Diretores Adjuntos, observado os requisitos e vedações estabelecidos em

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política e normas internas, podendo, inclusive, propor ao Conselho de Administração sua destituição a qualquer tempo;

XI deliberar sobre a adesão e permanência em compromissos voluntários assumidos pela Copel Holding e pelas Subsidiárias Integrais; e

XII exercer outras atribuições que lhe forem conferidas pelo Conselho de Administração, observada a legislação vigente e nos termos deste estatuto.

Art. 37 São atribuições dos demais diretores:

I gerir as atividades objeto da sua área de atuação, estabelecidas no Regimento Interno da Diretoria;

II participar das reuniões de Diretoria, contribuindo para a definição e aplicação das políticas a serem seguidas pela Companhia e relatar sobre os assuntos relevantes da sua respectiva área de atuação; e

III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração no que se refere à gestão de sua área específica de atuação.

§ 1º As demais atribuições individuais dos diretores serão detalhadas no Regimento Interno da Diretoria.

§ 2º Além das atribuições estabelecidas neste Estatuto, compete aos diretores assistir e auxiliar o Diretor Presidente na administração dos negócios da Companhia, bem como assegurar a cooperação e o apoio aos demais diretores no âmbito de suas respectivas competências, visando à consecução dos objetivos e interesses da Companhia.

§ 3º Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das Subsidiárias Integrais e controladas.

Art. 38 A Diretoria responsável por governança, risco e compliance tem a atribuição de verificar o cumprimento de obrigações e gestão de riscos, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, dentre outras definidas no Regimento Interno da Diretoria.

§ 1º O Diretor responsável por governança, risco e compliance poderá reportar-se diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.

§ 2º Para o exercício de suas atribuições, a Diretoria terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.

Art. 39 O Diretor responsável por finanças e relações com investidores tem a atribuição de prestar informações ao público investidor, à Comissão de Valores Mobiliários do Brasil, à *Securities and Exchange Commission* dos Estados Unidos da América e às Bolsas de Valores em que a Companhia estiver listada e por manter atualizado o registro de companhia aberta, cumprindo toda a legislação e regulamentação aplicável.

Regras para representação da Companhia

Art. 40 A Companhia obriga-se perante terceiros:

I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;

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II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;

III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;

IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.

Parágrafo único. O Diretor responsável por finanças e relações com investidores pode, individualmente, representar a Companhia perante a Comissão de Valores Mobiliários, a *Securities and Exchange Commission* dos Estados Unidos da América, a B3, a instituição financeira prestadora dos serviços de escrituração de ações da Companhia e entidades administradoras de mercados organizados nos quais os valores mobiliários da Companhia estejam admitidos à negociação.

Art. 41 Os diretores poderão constituir mandatários da Companhia, devendo ser especificados no instrumento os atos ou operações que poderão praticar e a duração do mandato, sendo que, apenas as procurações para o foro em geral terão prazo indeterminado.

§ 1º As procurações outorgadas pela Companhia devem ser assinadas por 02 (dois) diretores conjuntamente, especificando os poderes outorgados e com prazo de vigência de, no máximo, 01 (um) ano.

§ 2º Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos diretores que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.

Art. 42 Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.

Vacância e substituições

Art. 43 Nas vacâncias, ausências ou impedimentos temporários de qualquer diretor, o Diretor Presidente designará outro membro da Diretoria para acumular as funções.

§ 1º Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.

§ 2º Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.

§ 3º Os diretores poderão solicitar ao Conselho de Administração afastamento com licença não remunerada, desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.

Art. 44 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, o Diretor Presidente indicará o substituto ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, ao qual caberá eleger o membro indicado, que completará o mandato do substituído.

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Parágrafo único. Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.

SEÇÃO III - DIRETORIA REUNIDA (REDIR)

Funcionamento

Art. 45 A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.

§ 1º As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria simples dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.

§ 2º A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.

§ 3º As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.

§ 4º As atribuições de Diretores Adjuntos, caso eleitos pelo Conselho de Administração, serão definidas em Regimento Interno das Diretorias, e tal função não confere direito à voto.

Art. 46 Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente na reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.

Art. 47 As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.

Atribuições

Art. 48 Sem prejuízo das atribuições definidas em lei e no Regimento Interno da Diretoria, compete à Diretoria Reunida:

I deliberar sobre os negócios da Companhia de forma sustentável, considerando o seu objeto social, os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades;

II cumprir e fazer cumprir a legislação aplicável, o Estatuto Social, as políticas e normas internas da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;

III instruir e submeter à aprovação do Conselho de Administração, manifestando-se previamente sobre:

a) os planos e programas anuais e plurianuais, alinhando os dispêndios de investimentos, aos respectivos projetos, contemplando a análise de riscos e oportunidades para um horizonte mínimo, definido no Regimento Interno das Diretorias;

b) o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;

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c) os projetos de investimento, participações em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;
d) o resultado de desempenho das atividades da Companhia;
e) os relatórios trimestrais da Companhia, acompanhados das demonstrações financeiras;
f) o Relatório da Administração acompanhado das demonstrações financeiras e respectivas notas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício;
g) o Relato Integrado ou o Relatório de Sustentabilidade da Companhia e demais relatórios corporativos a serem subscritos pelo Conselho de Administração;
h) o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.
i) as revisões do Código de Conduta e o Programa de Integridade da Companhia, em conformidade com a legislação aplicável;
j) as transações entre partes relacionadas, dentro dos critérios e limites definidos pela Companhia.

IV aprovar:
a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua implantação e execução;
b) o plano de contas contábil;
c) o plano anual de seguros da Companhia;
d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral;
e) indicação dos representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas Subsidiárias Integrais tenham ou venham a ter participação direta ou indireta;
f) a participação corporativa em associações de classe e entidades não governamentais;
g) proposta relacionada à política de pessoal; e
h) o regulamento interno de aquisições e contratos.

V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração e os limites de alçada estabelecidos em normativa interna e no Regimento Interno da Diretoria:
a) atos de renúncia ou transação judicial ou extrajudicial, para pôr fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e
b) celebração de quaisquer negócios jurídicos quando o valor da operação não ultrapassar 2% (dois por cento) do patrimônio líquido, sem prejuízo da competência atribuída pelo Estatuto ao Conselho de Administração, incluindo aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas.

Parágrafo único. Quando o valor acumulado da aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas atingir 5% (cinco por cento) do Patrimônio Líquido da Companhia, no decorrer do exercício fiscal, encaminhar relatório para deliberação pelo Conselho de Administração.

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VI estabelecer as premissas e aprovar a constituição das estruturas organizacionais da Companhia e de suas Subsidiárias Integrais;

VII negociar e firmar instrumentos de gestão entre a Companhia, suas Subsidiárias Integrais e Sociedades de Propósito Específico Integrais;

VIII estabelecer e monitorar práticas de governança, controles internos, diretrizes e políticas para suas Subsidiárias Integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;

IX autorizar abertura, instalação, transferência e extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos;

X indicar, caso decida, a Subsidiária Integral responsável pela execução das atividades relativas à gestão das sociedades nas quais a Companhia e suas Subsidiárias Integrais detêm participação acionária, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes; e

XI orientar o voto a ser proferido pela Companhia nas Assembleias Gerais das Subsidiárias Integrais e demais sociedades e associações em que a Companhia possua participação direta.

Parágrafo único. A Diretoria poderá designar mandatários ou conferir poderes aos demais níveis gerenciais da Companhia e da estrutura compartilhada da qual participa, por meio de norma interna ou por instrumento hábil, inclusive em conjunto com as Subsidiárias Integrais, dentro dos limites e competência individuais atribuídos aos diretores, tais como a assinatura de contratos, convênios, termos de cooperação, além de outros instrumentos que gerem obrigação para a Companhia ou suas Subsidiárias Integrais, exceto os atos indelegáveis por lei desde que previamente aprovados dentro dos limites ora estabelecidos.

Art. 49 O Regimento Interno da Diretoria detalhará as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.

CAPÍTULO V - COMITÊS ESTATUTÁRIOS

Art. 50 A Companhia contará com o Comitê de Auditoria Estatutário, o Comitê de Investimentos e Inovação, Comitê de Gente e o Comitê de Desenvolvimento Sustentável.

§ 1º Os comitês estatutários serão remunerados, sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.

§ 2º O Conselho de Administração poderá criar comitês adicionais para o assessoramento da Administração da Companhia, com objetivos restritos e específicos e com prazo de duração, designando os seus respectivos membros.

§ 3º O funcionamento, a remuneração dos integrantes e as atribuições dos comitês previstos neste Artigo serão disciplinados pelo Conselho de Administração, por meio de seus respectivos Regimentos Internos, respeitado o disposto neste Estatuto Social.

SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)

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Art. 51 O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento e vinculado ao Conselho de Administração.

Art. 52 O Comitê de Auditoria Estatutário será único para a Companhia e suas Subsidiárias Integrais, exercendo suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

Art. 53 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação e regulamentação vigente e serão detalhadas por regimento interno específico, que definirá também as atividades do Coordenador do Comitê, e o qual será aprovado pelo Conselho de Administração.

§ 1º O ~~Presidente~~ Coordenador do Comitê de Auditoria Estatutário será eleito pelo Conselho de Administração, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas.

§ 2º O Comitê de Auditoria Estatutário será composto por 03 (três) a 05 (cinco) membros, conforme definido pelo Conselho de Administração, escolhidos, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois) anos, permitidas reeleições, observados os seguintes parâmetros, sendo permitido, quando aplicável, que o mesmo membro acumule mais de uma das características:

I ter a maioria de membros independentes nos termos da legislação e regulamentação aplicáveis;

II no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, ~~que o caracterize como "especialista financeiro" nos termos da legislação vigente~~ nos termos da regulamentação editada pela Comissão de Valores Mobiliários que dispõe sobre o registro e o exercício da atividade de auditoria independente no âmbito do mercado de valores mobiliários;

III no mínimo 01 (um) dos membros do Comitê deverá ser ~~integrante~~ membro independente do Conselho de Administração;

IV no mínimo 01(um) dos membros do Comitê não será membro do Conselho de Administração e deverá ser escolhido dentre pessoas de mercado de notória experiência e capacidade técnica; ~~e~~

V o Presidente do Comitê deverá ser membro do Conselho de Administração;

VI o prazo máximo para exercício do cargo é de 10 anos; e

VII é vedada a participação de diretores da companhia, suas controladas, controladora, coligadas ou sociedades em controle comum, diretas ou indiretas, no Comitê, ou de qualquer profissional que não possua a necessária independência para o exercício da função, nos termos do Regulamento do Novo Mercado.

§ 3º O Comitê de Auditoria Estatutário se reunirá: (i) ordinariamente, uma vez por mês; (ii) trimestralmente com o Conselho Fiscal, Conselho de Administração, Auditoria Interna e auditoria independente; e (iii) extraordinariamente, sempre que necessário, decidindo por maioria de votos, com registro em ata a ser divulgada, no *website* da Companhia e em conformidade com a legislação aplicável, salvo quando o Conselho de Administração entender que sua publicação poderá colocar em risco interesse legítimo da Companhia, quando divulgará apenas seu extrato.

§ 4º A Auditoria Interna será vinculada funcionalmente ao Conselho de Administração por intermédio do Comitê de Auditoria Estatutário.

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§ 5º A Companhia divulgará, anualmente, o relatório resumido do Comitê de Auditoria Estatutário, contemplando as reuniões realizadas e os principais assuntos discutidos, e destacando as recomendações feitas ao Conselho de Administração.

Art. 54 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

Parágrafo único. Sem prejuízo das demais atribuições estabelecidas nas normas aplicáveis e no regimento interno, compete ao Comitê de Auditoria Estatutário:

(i) opinar sobre a contratação e destituição dos serviços de auditoria independente;

(ii) avaliar as informações trimestrais, demonstrações intermediárias e demonstrações financeiras;

(iii) acompanhar as atividades da auditoria interna e da área de controles internos da Companhia;

(iv) avaliar e monitorar as exposições de risco da Companhia;

(v) avaliar, monitorar, e recomendar à administração a correção ou aprimoramento das políticas internas da Companhia, incluindo a política de transações entre partes relacionadas; e

(vi) possuir meios para recepção e tratamento de informações acerca do descumprimento de dispositivos legais e normativos aplicáveis à Companhia, além de regulamentos e códigos internos, inclusive com previsão de procedimentos específicos para proteção do prestador e da confidencialidade da informação.

SEÇÃO II - COMITÊ DE INVESTIMENTOS E INOVAÇÃO (CII)

Art. 55 O Comitê de Investimentos e Inovação é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 56 O Comitê de Investimentos e Inovação será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

Art. 57 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º O presidente do Comitê de Investimentos e Inovação, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas.

§ 2º O Comitê de Investimentos e Inovação será composto por 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas reeleições.

§ 3º O Diretor Presidente da Companhia integrará o Comitê de Investimentos e Inovação, sem direito à voto; e

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§ 4º O Comitê de Investimentos e Inovação se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.

Art. 58 É conferido ao Comitê de Investimentos e Inovação autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com contratação e utilização de especialistas externos independentes.

SEÇÃO III - COMITÊ DE DESENVOVIMENTO SUSTENTÁVEL (CDS)

Art. 59 O Comitê de Desenvolvimento Sustentável é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 60 O Comitê de Desenvolvimento Sustentável será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

Art. 61 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º O presidente do Comitê de Desenvolvimento Sustentável, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão.

§ 2º O Comitê de Desenvolvimento Sustentável será composto de 03 (três) membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitida reeleição, observados os seguintes parâmetros:

I até 03 (três) membros do Conselho de Administração; e

II até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.

§ 3º O Diretor Presidente da Companhia integrará o Comitê de Desenvolvimento Sustentável sem direito à voto; e

§ 4º O Comitê de Desenvolvimento Sustentável se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.

Art. 62 É conferido ao Comitê de Desenvolvimento Sustentável autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

SEÇÃO IV - COMITÊ DE GENTE (CDG)

Art. 63 O Comitê de Gente é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 64 O Comitê de Gente será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.

Art. 65 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

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§ 1º O Comitê de Gente auxiliará o Conselho de Administração na elaboração e no acompanhamento do plano de sucessão, na avaliação e na estratégia de remuneração dos administradores, membros de comitês de assessoramento e conselheiros fiscais, e nas propostas e demais assuntos relativos à política de pessoal.

§ 2º O Comitê de Gente acompanhará o processo de elegibilidade dos administradores, conselheiros fiscais e membros de Comitês Estatutários em conformidade com as disposições legais e estatutárias e considerando ainda as regras fixadas em normativos internos.

§ 3º O presidente do Comitê de Gente, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão.

§ 4º O Comitê de Gente será composto de 03 (três) membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitida reeleição, observados os seguintes parâmetros:

I até 03 (três) membros do Conselho de Administração; e

II até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.

§ 5º O Diretor Presidente da Companhia integrará o Comitê de Gente sem direito à voto; e

§ 6º O Comitê de Gente se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.

Art. 66 É conferido ao Comitê de Gente autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

CAPÍTULO VI - CONSELHO FISCAL (CF)

Art. 67 A Companhia contará com um Conselho Fiscal de funcionamento permanente de fiscalização, de atuação colegiada e individual, com as competências e atribuições previstas na Lei Federal nº 6.404/1976 e demais disposições legais aplicáveis.

Art. 68 O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.

Composição e funcionamento

Art. 69 O Conselho Fiscal, de funcionamento permanente, será composto por 03 (três) membros titulares e igual número de suplentes, eleitos em Assembleia Geral, nos termos da Lei nº 6.404/1976, com mandato unificado de 01 (um) ano, a contar da data de sua eleição, permitida reeleição.

§ 1º O presidente do Conselho Fiscal será eleito por seus pares, na primeira reunião após a eleição de seus membros, cabendo ao presidente dar cumprimento às deliberações do órgão.

§ 2º Podem ser membros do Conselho Fiscal ~~pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função~~ que atendam os requisitos e não estejam sujeitos aos impedimentos previstos em lei.

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Art. 70 As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 1º A função de membro do Conselho Fiscal é indelegável.

§ 2º Os membros do Conselho Fiscal têm os mesmos deveres dos administradores de que tratam os artigos 153 a 156 da Lei Federal nº 6.404/1976 e respondem pelos danos resultantes de omissão no cumprimento de seus deveres e de atos praticados com culpa ou dolo, ou com violação da lei ou do estatuto

Vacância e substituições

Art. 71 Na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato.

Representação e pareceres

Art. 72 O presidente do Conselho Fiscal, ou ao menos um dos membros deverá comparecer às reuniões da Assembleia Geral e responder aos pedidos de informações formulados pelos acionistas.

Parágrafo único. Os pareceres e representações do Conselho Fiscal, ou de qualquer um de seus membros, poderão ser apresentados e lidos na Assembleia Geral, independentemente de publicação e ainda que a matéria não conste da ordem do dia.

CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS

Posse, impedimentos e vedações

Art. 73 Para investidura no cargo, os membros dos órgãos estatutários deverão observar as condições mínimas impostas pela Lei Federal nº 6.404/1976, bem como deverão cumprir os procedimentos estabelecidos na Política de Indicação.

Parágrafo Único - Em razão de incompatibilidade, é vedada a investidura para o Conselho de Administração, comitês de assessoramento, Diretoria Executiva e Conselho Fiscal da Copel e suas Subsidiárias Integrais:

I de representante do órgão regulador ao qual a Companhia está sujeita, de Ministro de Estado, de Secretário de Estado, de Secretário Municipal, de titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo; e

II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em cargo de organização sindical.

Art. 74 Os membros dos órgãos estatutários, efetivos e suplentes, quando for o caso, serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas, que deve contemplar sua sujeição à cláusula compromissória referida no artigo 98.

§ 1º O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo

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COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio indicado somente mediante comunicação escrita à Companhia.

§ 2º A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato.

~~**Art. 71** A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do Termo de Anuência dos Administradores, e a posse dos membros do Conselho Fiscal estará condicionada à prévia subscrição do Termo de Anuência dos Membros do Conselho Fiscal, nos termos do Regulamento do Nível 2 da B3, bem como ao atendimento dos requisitos legais aplicáveis.~~

Art. ~~72~~ 75 Os administradores da Companhia, os membros do Conselho Fiscal e dos Comitês Estatutários deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura do termo respectivo.

Art. ~~73~~ 76 O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse.

Art. ~~74~~ 77 Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição a qualquer tempo, nos termos da legislação aplicável e deste Estatuto.

Art. ~~75~~ 78 Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.

Art. ~~76~~ 79 Além dos casos previstos em lei, dar-se-á vacância do cargo quando:

I o membro do Conselho de Administração ou Fiscal ou dos Comitês Estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa; e

II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração.

Art. ~~77~~ 80 Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos Comitês Estatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas Subsidiárias Integrais, podendo contar com instituição independente, conforme procedimento previamente definido e em conformidade com a Política de Avaliação.

Art. ~~78~~ 81 Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro próprio de atas, podendo estas serem lavradas de forma sumária.

§ 1º Em caso de decisão que não seja unânime, justificativa para o voto divergente poderá ser registrada, observando que se exime de responsabilidade o membro dissidente que faça consignar sua divergência em ata de reunião ou, não sendo possível, dê ciência imediata e por escrito de sua posição.

§ 2º Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver presidindo a reunião terá o voto de desempate, além do voto pessoal.

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Art. ~~79~~ 82 Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.

Art. ~~80~~ 83 As reuniões dos órgãos estatutários podem ser presenciais, por audioconferência ou videoconferência, nos termos deste Estatuto e do respectivo Regimento Interno.

Remuneração

Art. ~~81~~ 84 A remuneração dos membros dos Órgãos Estatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto.

§ 1º A remuneração dos membros do Conselho Fiscal, fixada pela Assembleia Geral que os eleger, observará o mínimo estabelecido legalmente, além do reembolso obrigatório das despesas de locomoção e estada necessárias ao desempenho da função.

§ 2º O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.

CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS

Art. ~~82~~ 85 O exercício social coincide com o ano civil e ao término de cada exercício social serão elaboradas as demonstrações financeiras observando as regras contidas na Lei Federal nº 6.404/1976, e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão.

§ 1º A Companhia deverá elaborar demonstrações financeiras trimestrais e divulgá-las em *website*.

§ 2º Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:

I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;

II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social;

III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e

IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.

Art. ~~83~~ 86 Os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio, que não poderão ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ajustado de acordo com a Lei Federal nº 6.404/1976.

§ 1º Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração, poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou de juros

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

sobre o capital próprio, desde que em conformidade com a política de dividendos e sem prejuízo da posterior ratificação da Assembleia Geral.

§ 2º Os dividendos intermediários, intercalares e os juros sobre capital próprio distribuídos nos termos do §1º, serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável.

§ 3º O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.

§ 4º Os lucros que deixarem de ser distribuídos nos termos do §3º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia.

§ 5º Quando da distribuição de juros sobre capital próprio, o percentual previsto no *caput* será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável.

Art. ~~84~~ 87 Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.

CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO

Art. ~~85~~ 88 A Companhia dissolver-se-á e entrará em liquidação nos casos previstos em lei, cabendo à Assembleia Geral estabelecer o modo de liquidação e eleger o liquidante, ou liquidantes, e o Conselho Fiscal, caso seu funcionamento seja solicitado por acionistas que perfaçam o quórum estabelecido em lei ou na regulamentação expedida pela Comissão de Valores Mobiliários, obedecidas as formalidades legais, fixando-lhes os poderes e a remuneração.

CAPÍTULO X - MECANISMOS DE DEFESA

Art. ~~86~~ 89 Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei.

Art. ~~87~~ 90 A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes dos Órgãos Estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções.

§ 1º A mesma proteção definida no *caput* será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e/ou administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos administradores.

§ 2º A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia.

§ 3º Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar, por sua conta,

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

advogado de sua confiança, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade.

§ 4º O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do §3º.

Art. ~~88~~ 91 A Companhia poderá celebrar contratos de indenidade, observadas a legislação aplicável e as diretrizes definidas na Política de Indenidade.

§ 1º Os contratos previstos no caput deste Artigo não indenizarão atos praticados:

I fora do exercício das atribuições ou poderes de seus signatários;
II com má-fé, dolo, culpa grave ou mediante fraude;
III em interesse próprio ou de terceiros, em detrimento do interesse social da companhia; e
IV demais casos previstos na política e no respectivo contrato de indenidade.

§ 2º A cobertura do contrato de indenidade se aplica caso não exista cobertura de seguro de responsabilidade civil, previsto no artigo ~~90~~ 94 do presente Estatuto.

Art. ~~89~~ 92 A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica. Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.

Art. ~~90~~ 93 Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no artigo ~~86~~ 90 do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia de todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.

Art. ~~91~~ 94 A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no artigo ~~86~~ 90 do presente Estatuto, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.

CAPÍTULO XI - ALIENAÇÃO DE CONTROLE

Art. ~~92~~ 95 A alienação direta ou indireta de controle da Companhia, ~~caso aplicável,~~ tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição~~, suspensiva ou resolutiva,~~ de que o adquirente se obrigue a efetivar oferta pública de aquisição das ações tendo por objeto ações de emissão da Companhia de titularidade dos demais acionistas ~~da Companhia~~, observando as condições e os prazos previstos na legislação e na regulamentação vigente e no Regulamento do ~~Nível 2 de Governança Corporativa da B3~~Novo Mercado, de forma a assegurar-lhes tratamento igualitário àquele dado ao acionista controlador alienante.

~~**Parágrafo único.** A oferta pública de que trata este artigo será exigida ainda: (i) quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia; ou (ii) em caso de alienação do~~

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

~~controle de sociedade que detenha o poder de controle da Companhia, sendo que, nesse caso, o acionista controlador alienante ficará obrigado a declarar à B3 o valor atribuído à Companhia nessa alienação, anexando documentação que comprove esse valor~~

~~**Art. 93** Aquele que adquirir o poder de controle, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, estará obrigado a: (i) efetivar a oferta pública referida no artigo 92 acima; e (ii) pagar, nos termos a seguir indicados, quantia equivalente à diferença entre o preço da oferta pública e o valor pago por ação eventualmente adquirida em bolsa nos 6 (seis) meses anteriores à data da aquisição do Poder de Controle, devidamente atualizado até a data do pagamento. Referida quantia deverá ser distribuída entre todas as pessoas que venderam ações da Companhia nos pregões em que o adquirente realizou as aquisições, proporcionalmente ao saldo líquido vendedor diário de cada uma, cabendo à B3 operacionalizar a distribuição, nos termos de seus regulamentos.~~

~~**Art. 94** A Companhia não registrará qualquer transferência de ações para o adquirente ou para aquele(s) que vier(em) a deter o poder de controle, enquanto este(s) não subscrever(em) o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.~~

~~**Art. 95** Nenhum acordo de acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia enquanto os seus signatários não tenham subscrito o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.~~

~~**Art. 96** Na oferta pública de aquisição de ações, a ser feita pelo acionista controlador ou pela Companhia, para o cancelamento do registro de companhia aberta, o preço mínimo a ser ofertado deverá corresponder ao valor econômico apurado no laudo de avaliação elaborado nos termos dos parágrafos 1º e 2º deste artigo, respeitadas as normas legais e regulamentares aplicáveis.~~

~~**§ 1º** O laudo de avaliação referido no caput deste artigo deverá ser elaborado por instituição ou empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, de seus administradores e/ou do(s) acionista(s) controlador(es), além de satisfazer os requisitos do §1° do artigo 8° da Lei Federal nº 6.404/1976, e conter a responsabilidade prevista no §6º do mesmo artigo.~~

~~**§ 2º** A escolha da instituição ou empresa especializada responsável pela determinação do valor econômico da Companhia é de competência privativa da assembleia geral, a partir da apresentação, pelo conselho de administração, de lista tríplice, devendo a respectiva deliberação, não se computando os votos em branco, e cabendo a cada ação, independentemente de espécie ou classe, o direito a um voto, ser tomada pela maioria dos votos dos acionistas representantes das ações em circulação presentes naquela assembleia, que, se instalada em primeira convocação, deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total de ações em circulação, ou que, se instalada em segunda convocação, poderá contar com a presença de qualquer número de acionistas representantes das ações em circulação.~~

~~CAPÍTULO XII - SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3~~

~~**Art. 97** Caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para~~

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COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

~~negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, o acionista controlador deverá efetivar oferta pública de aquisição das ações pertencentes aos demais acionistas da Companhia, no mínimo, pelo respectivo valor econômico, a ser apurado em laudo de avaliação elaborado nos termos dos §§ 1º e 2º do artigo 96, respeitadas as normas legais e regulamentares aplicáveis..~~

~~**Parágrafo único.** O acionista controlador estará dispensado de proceder à oferta pública de aquisição de ações referida no *caput* deste artigo se a Companhia sair do Nível 2 de Governança Corporativa em razão da celebração do contrato de participação da Companhia no segmento especial da B3 denominado Novo Mercado (Novo Mercado) ou se a Companhia, resultante de reorganização societária, obtiver autorização para negociação de valores mobiliários no Novo Mercado, no prazo de 120 (cento e vinte) dias, contados da data da Assembleia Geral que aprovou a referida operação.~~

~~**Art. 98** Na hipótese de não haver acionista controlador, caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa ou no Novo Mercado no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, a saída estará condicionada à realização de oferta pública de aquisição de ações nas mesmas condições previstas no artigo anterior.~~

~~**§ 1º** A referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.~~

~~**§ 2º** Na ausência de definição dos responsáveis pela realização da oferta pública de aquisição de ações, no caso de operação de reorganização societária, na qual a companhia resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa, caberá aos acionistas que votaram favoravelmente à reorganização societária realizar a referida oferta.~~

~~**Art. 99** A saída da Companhia do Nível 2 de Governança Corporativa da B3 em razão de descumprimento de obrigações constantes do Regulamento do Nível 2 está condicionada à efetivação de oferta pública de aquisição de ações, no mínimo, pelo valor econômico das ações, a ser apurado em laudo de avaliação de que trata o artigo 96 do presente Estatuto, respeitadas as normas legais e regulamentares aplicáveis.~~

~~**§ 1º** O acionista controlador deverá efetivar a oferta pública de aquisição de ações prevista no *caput* desse artigo.~~

~~**§ 2º** Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa referida no *caput* decorrer de deliberação da Assembleia Geral, os acionistas que tenham votado a favor da deliberação que implicou o respectivo descumprimento deverão efetivar a oferta pública de aquisição de ações prevista no *caput*.~~

~~**§ 3º** Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* ocorrer em razão de ato ou~~

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COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

fato da administração, os administradores da Companhia deverão convocar Assembleia Geral de Acionistas cuja ordem do dia será a deliberação sobre como sanar o descumprimento das obrigações constantes do Regulamento do Nível 2 ou, se for o caso, deliberar pela saída da Companhia do Nível 2 de Governança Corporativa.

§ 4º Caso a Assembleia Geral mencionada no §3º delibere pela saída da Companhia do Nível 2 de Governança Corporativa da B3, a referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações prevista no *caput*, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.

CAPÍTULO XIII XII – PROTEÇÃO À DISPERSÃO ACIONÁRIA

Art. 100 96 O acionista ou grupo de acionistas que, direta ou indiretamente, vier a se tornar titular de ações ordinárias que, em conjunto, ultrapassem 25% (vinte e cinco por cento) do capital votante da Copel e que não retorne a patamar inferior a tal percentual em até 120 (cento e vinte) dias deverá realizar uma oferta pública para a aquisição da totalidade das demais ações ordinárias, por valor, no mínimo, 100% (cem por cento) superior à maior cotação das ações ordinárias nos últimos 504 (quinhentos e quatro) pregões anteriores a data em que o acionista ou o grupo de acionistas ultrapassar o limite previsto neste artigo, atualizada *pro rata dies*, pela taxa do Sistema Especial de Liquidação e Custódia – SELIC.

Parágrafo único. A obrigação de realizar oferta pública de aquisição não se aplicará à participação efetiva, direta ou indireta, dos acionistas que tenham, na data da entrada em vigor do dispositivo, participação superior ao previsto no caput, mas será aplicável caso (1) futuramente, após redução, a sua participação venha a aumentar e ultrapassar o percentual de 25% (vinte e cinco por cento) do capital votante da Companhia; ou (2) não tenha reduzido sua participação abaixo do percentual previsto no caput, venha a adquirir qualquer participação adicional que não seja alienada no prazo previsto neste artigo.

Art. 101 97 O acionista ou grupo de acionistas que, direta ou indiretamente, vier a se tornar titular de ações ordinárias que, em conjunto, ultrapassem 50% (cinquenta por cento) do capital votante da Copel e que não retorne a patamar inferior a tal percentual em até 120 (cento e vinte) dias deverá realizar uma oferta pública para a aquisição da totalidade das demais ações ordinárias, por valor, no mínimo, 200% (duzentos por cento) superior à maior cotação das ações ordinárias nos últimos 504 (quinhentos e quatro) pregões, anteriores a data em que o acionista ou o grupo de acionistas ultrapassar o limite previsto neste artigo, atualizada *pro rata dies*, pela taxa do Sistema Especial de Liquidação e Custódia – SELIC.

CAPÍTULO XIV – EMISSÃO DE *UNITS*

Art. 102 A Companhia poderá patrocinar a emissão de certificados de depósito de ações, representativos de 1 (uma) ação ordinária e 4 (quatro) ações preferenciais classe B (*Units*).

§ 1º As *Units* poderão ser emitidas: (i) mediante solicitação dos acionistas que detenham ações em quantidade necessária à composição das *Units*, observados os prazos, regras e procedimentos fixados pelo Conselho de Administração; (ii) mediante deliberação do Conselho de Administração, em caso de aumento de capital dentro do limite de capital autorizado com a

Estatuto Social Copel - pág. 33/40

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

emissão de novas ações a serem representadas por *Units*; e (iii) nos casos previstos nos Artigos 105 e 106 do presente Estatuto.

§ 2º Somente poderão ser objeto de depósito para a emissão de *Units* ações livres de ônus e gravames.

§ 3º A Companhia poderá contratar instituição financeira para emissão das *Units*.

Art. 103 Os titulares das *Units* terão os mesmos direitos e vantagens das ações por elas representadas, inclusive quanto ao pagamento de dividendos, juros sobre o capital próprio e quaisquer outras bonificações, pagamentos ou proventos a que possam fazer jus.

Parágrafo único. Os titulares das *Units* têm o direito de participar das Assembleias Gerais e nelas exercer todas as prerrogativas conferidas às ações representadas pelas *Units*, mediante comprovação de sua titularidade e observadas as regras de representação de acionistas previstas neste Estatuto.

Art. 104 As *Units* são escriturais, observado que, a partir da emissão das *Units*, as ações depositadas ficarão registradas em conta de depósito aberta em nome do titular das ações perante a instituição financeira depositária.

§ 1º Salvo na hipótese de cancelamento das *Units*, a propriedade das ações representadas pelas *Units* somente poderá ser transferida por meio da transferência das *Units*.

§ 2º O titular das *Units* terá o direito de solicitar à instituição financeira depositária, a qualquer tempo, o cancelamento das *Units* e a consequente entrega das respectivas ações depositadas, observados os prazos, regras e procedimentos a serem fixados pelo Conselho de Administração.

§ 3º As *Units* sujeitas a ônus, gravames ou embaraços não poderão ser objeto de pedido de cancelamento.

§ 4º O Conselho de Administração poderá, a qualquer tempo, suspender por prazo determinado, não superior a 30 (trinta) dias, a possibilidade de cancelamento de *Units* referida no § 2º, no caso de início de oferta pública de distribuição primária e/ou secundária de *Units*, no mercado local e/ou internacional.

Art. 105 Nas hipóteses de desdobramento, grupamento, bonificação ou emissão de novas ações mediante a capitalização de lucros ou reservas, as seguintes regras deverão ser observadas com relação às *Units*:

I no caso de aumento da quantidade de ações de emissão da Companhia, a instituição financeira depositária registrará o depósito das novas ações e creditará novas *Units* na conta dos respectivos titulares, de modo a refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no Artigo 102 do presente Estatuto, sendo que as ações que não forem passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*; e

II no caso da redução da quantidade de ações de emissão da Companhia, a instituição financeira depositária debitará as contas de depósito de *Units* dos titulares das ações grupadas, efetuando o cancelamento automático de *Units* em número suficiente para refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no Artigo 102 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.

Art. 106 Na hipótese de exercício do direito de preferência para a subscrição de ações de emissão da Companhia, se houver, a instituição financeira depositária criará novas *Units* no livro de registro de *Units* escriturais, creditando-lhes aos respectivos titulares, de modo a refletir a nova quantidade de ações depositadas na conta de

Estatuto Social Copel - pág. 34/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

depósito vinculada às *Units*, sempre observando a proporção prevista no artigo 102 deste Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.

Parágrafo único. Nos casos em que houver o exercício do direito de preferência para a subscrição de outros valores mobiliários de emissão da Companhia, não ocorrerá o crédito automático de *Units*.

CAPÍTULO XV XIII - RESOLUÇÃO DE CONFLITOS

Art. 107 98 A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal, efetivos e suplentes, obrigam-se a resolver, por meio de arbitragem, perante a Câmara de Arbitragem do Mercado, na forma de seu regulamento, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda de sua condição de emissor, acionistas, administradores, e membros do conselho fiscal, e, em especial, decorrentes quanto aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei Federal nº 6.404/1976, na Lei federal nº 6.385/76, e alterações posteriores, neste Estatuto, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento do Novo Mercado, dos demais regulamentos da B3 e do Contrato de Participação no Novo Mercado Nível 2, do Regulamento de Arbitragem, do Regulamento de Sanções e do Contrato de Participação no Nível 2 de Governança Corporativa..

CAPÍTULO XVI XIV - DISPOSIÇÕES GERAIS

Art. 108 99 Na hipótese de retirada de acionistas, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor patrimonial por ação, a ser apurado com base no último conjunto de demonstrações financeiras aprovadas pela assembleia geral, sendo facultado ao acionista requerer levantamento de balanço especial nas hipóteses previstas no artigo 45 da Lei nº 6.404/1976.

Art. 109 100 A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em normas regulatórias e normativas expedidas por órgãos estaduais e federais.

Art. 110 101 O representante dos empregados da Companhia, eleito pela 68ª AGO, realizada em 28.04.2023, como membro do Conselho de Administração, permanecerá na posição até o final do seu respectivo mandato a ser encerrado na Assembleia Geral Ordinária a ser realizada em 2025.

Estatuto Social Copel - pág. 35/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

O texto originário do Estatuto da Copel (arquivado na Jucepar, sob o nº 17.340, em 16.06.1955, e publicado no DOE PR, de 25.06.1955) foi objeto de modificações cujas referências são citadas a seguir:

Ata da AG	JUCEPAR		Publicada no DOE PR
	Nº arq.	Data	
09.09.1969	*83.759*	*01.10.1969*	*08.10.1969*
21.08.1970	*88.256*	*04.09.1970*	*14.09.1970*
22.10.1970	*88.878*	*05.11.1970*	*16.11.1970*
28.04.1972	*95.513*	*24.05.1972*	*30.05.1972*
30.04.1973	*101.449*	*15.08.1973*	*28.08.1973*
06.05.1974	*104.755*	*21.05.1974*	*05.06.1974*
27.12.1974	*108.364*	*07.02.1975*	*21.02.1975*
30.04.1975	*110.111*	*03.06.1975*	*18.06.1975*
26.03.1976	*114.535*	*29.04.1976*	*10.05.1976*
15.02.1978	*123.530*	*28.02.1978*	*08.03.1978*
14.08.1979	*130.981*	*09.11.1979*	*20.11.1979*
26.02.1980	*132.253*	*25.03.1980*	*16.04.1980*
30.10.1981	*139.832*	*01.12.1981*	*18.12.1981*
02.05.1983	*146.251*	*31.05.1983*	*14.06.1983*
23.05.1984	*150.596*	*26.07.1984*	*28.08.1984*
17.12.1984	*160.881*	*17.01.1985*	*11.02.1985*
11.06.1985	*162.212*	*01.07.1985*	*18.07.1985*
12.01.1987	*166.674*	*13.02.1987*	*26.02.1987*
18.03.1987	*166.903*	*07.04.1987*	*08.05.1987*
19.06.1987	*167.914*	*02.07.1987*	*14.07.1987*
22.02.1994	*18444,7*	*28.02.1994*	*17.03.1994*
22.08.1994	*309,0*	*20.09.1994*	*06.10.1994*
15.02.1996	*960275860*	*27.02.1996*	*06.03.1996*
18.10.1996	*961839597*	*29.10.1996*	*06.11.1996*
10.07.1997	*971614148*	*18.07.1997*	*22.07.1997*
12.03.1998	*980428793*	*01.04.1998*	*07.04.1998*
30.04.1998	*981597050*	*06.05.1998*	*12.05.1998*
25.05.1998	*981780954*	*28.05.1998*	*02.06.1998*
26.01.1999	*990171175*	*05.02.1999*	*11.02.1999*
25.03.1999	*990646483*	*14.04.1999*	*23.04.1999*
27.03.2000	*000633666*	*30.03.2000*	*07.04.2000*
07.08.2001	*20011994770*	*14.08.2001*	*27.08.2001*
26.12.2002	*20030096413*	*29.01.2003*	*10.02.2003*
19.02.2004	*20040836223*	*08.03.2004*	*19.03.2004*
17.06.2005	*20052144879*	*23.06.2005*	*05.07.2005*
11.01.2006	*20060050632*	*20.01.2006*	*25.01.2006*

Cont....

Estatuto Social Copel - pág. 36/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

Continuação...

Ata da AG	JUCEPAR		Publicada no DOE PR
	Nº arq.	Data	
24.08.2006	20063253062	30.08.2006	11.09.2006
02.07.2007	20072743441	04.07.2007	27.07.2007
18.04.2008	20081683790	25.04.2008	27.05.2008
13.03.2009	20091201500	13.03.2009	31.03.2009
08.07.2010	20106612077	20.07.2010	04.08.2010
28.04.2011	20111122929	10.05.2011	07.06.2011
26.04.2012	20123192609	09.05.2012	15.05.2012
25.04.2013	20132186560	07.05.2013	20.05.2013
25.07.2013	20134231198	30.07.2013	09.08.2013
10.10.2013	20135861330	15.10.2013	25.10.2013
24.04.2014	20142274046	29.04.2014	05.05.2014
23.04.2015	20152615962	04.05.2015	06.05.2015
22.12.2016	20167724827	04.01.2017	06.01.2017
07.06.2017	20173251129	12.06.2017	19.06.2017
28.06.2018	20183296796	11.07.2018	17.07.2018
29.04.2019	20192743090	07.05.2019	10.05.2019
02.12.2019	20197383041	17.12.2019	19.12.2019
11.03.2021	20211660922	25.03.2021	06.04.2021
27.09.2021	20216601347	30.09.2021	18.10.2021

Ata da AG de	JUCEPAR		Extrato publicado no Valor Econômico de
	Nº arq.	Data	
28.04.2023	20233084983	08.05.2023	12.05.2023

Estatuto Social Copel - pág. 37/40

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Capital Inicial, em 28.03.1955: Cr$ 800.000.000,00

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data	
	Cr$			
01.10.1960	1.400.000.000,00	26.350	13.10.1960	14.10.1960
16.04.1962	4.200.000.000,00	31.036	03.05.1962	26.05.1962
11.11.1963	8.000.000.000,00	37.291	28.11.1963	02.12.1963
13.10.1964	16.000.000.000,00	50.478	23.10.1964	31.10.1964
24.09.1965	20.829.538.000,00	65.280	15.10.1965	18.10.1965
29.10.1965	40.000.000.000,00	65.528	12.11.1965	18.11.1965
20.09.1966	70.000.000.000,00	70.003	11.10.1966	18.10.1966[1]
	NCr$			
31.10.1967	125.000.000,00	74.817	01.12.1967	07.12.1967
17.06.1968	138.660.523,00	77.455	27.06.1968	13.07.1968
27.11.1968	180.000.000,00	79.509	10.12.1968	20.12.1968
06.06.1969	210.000.000,00	82.397	11.07.1969	05.08.1969
13.10.1969	300.000.000,00	84.131	30.10.1969	03.11.1969
03.12.1969	300.005.632,00	84.552	16.12.1969	30.12.1969
06.04.1970	332.111.886,00	86.263	14.05.1970	09.06.1970
	Cr$			
24.11.1970	425.000.000,00	89.182	11.12.1970	18.12.1970
18.12.1970	500.178.028,00	89.606	04.02.1971	17.02.1971
31.07.1972	866.000.000,00	97.374	21.09.1972	04.10.1972
30.04.1973[2]	867.934.700,00	101.449	15.08.1973	28.08.1973
31.08.1973	877.000.000,00	102.508	09.11.1973	21.11.1973
30.10.1973[3]	1.023.000.000,00	103.387	25.01.1974	11.02.1974
30.05.1974	1.023.000.010,00	105.402	21.06.1974	27.06.1974
27.12.1974	1.300.000.000,00	108.364	07.02.1975	21.02.1975
30.04.1975	1.302.795.500,00	110.111	13.06.1975	18.06.1975
22.12.1975	1.600.000.000,00	113.204	15.01.1976	13.02.1976
26.03.1976	1.609.502.248,00	114.535	29.04.1976	10.05.1976
17.12.1976	2.100.000.000,00	118.441	14.01.1977	04.02.1977
29.08.1977	3.000.000.000,00	122.059	14.10.1977	25.10.1977
16.11.1977	3.330.000.000,00	122.721	13.12.1977	12.01.1978
28.04.1978	3.371.203.080,00	125.237	06.07.1978	20.07.1978

Cont....

1 *Retificada no DOE PR de 05.06.1967.*

2 *Ratificada na AGE de 07.08.1973, publicada no DOE PR de 23.08.1973.*

3 *Ratificada na AGE de 21.12.1973, publicada no DOE PR de 01.02.1974.*

Estatuto Social Copel - pág. 38/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Continuação...

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data	
	Cr$			
14.12.1978	4.500.000.000,00	127.671	19.01.1979	06.03.1979
05.03.1979	5.656.487.659,00	128.568	04.05.1979	17.05.1979
30.04.1979	5.701.671.254,00	129.780	24.07.1979	14.08.1979
24.09.1979	8.000.000.000,00	130.933	05.11.1979	23.11.1979
	CR$			
27.03.1980	10.660.296.621,00	133.273	17.06.1980	27.06.1980
29.04.1980	10.729.574.412,00	133.451	27.06.1980	16.07.1980
16.10.1980	11.600.000.000,00	135.337	02.12.1980	20.01.1981
30.04.1981	20.000.000.000,00	137.187	19.05.1981	29.05.1981
30.10.1981	20.032.016.471,00	139.832	01.12.1981	18.12.1981
30.04.1982	37.073.740.000,00	141.852	01.06.1982	17.06.1982
29.10.1982	39.342.000.000,00	144.227	14.12.1982	29.12.1982
14.03.1983	75.516.075.768,00	145.422	12.04.1983	10.05.1983
02.05.1983	80.867.000.000,00	146.251	31.05.1983	14.06.1983
01.09.1983	83.198.000.000,00	148.265	25.10.1983	09.12.1983
10.04.1984	205.139.191.167,00	150.217	15.06.1984	17.07.1984
10.04.1984	215.182.000.000,00	150.217	15.06.1984	17.07.1984
05.10.1984	220.467.480.000,00	160.412	08.11.1984	27.11.1984
25.03.1985	672.870.475.837,00	161.756	21.05.1985	11.06.1985
25.03.1985	698.633.200.000,00	161.756	21.05.1985	11.06.1985
18.09.1985	719.093.107.000,00	163.280	14.11.1985	27.11.1985
	Cz$			
25.04.1986	2.421.432.629,00	164.815	11.06.1986	30.06.1986
23.10.1986	2.472.080.064,00	166.138	06.11.1986	14.11.1986
18.03.1987	4.038.049.401,49	166.903	07.04.1987	08.05.1987
18.03.1987	4.516.311.449,87	166.903	07.04.1987	08.05.1987
18.09.1987	4.682.539.091,91	168.598	06.10.1987	16.10.1987
14.04.1988	18.772.211.552,10	170.034	06.05.1988	25.05.1988[4]
14.04.1988	19.335.359.578,00	170.034	06.05.1988	25.05.1988
14.06.1988	19.646.159.544,00	170.727	11.07.1988	20.07.1988
25.04.1989	174.443.702.532,00	172.902	26.05.1989	06.07.1989
	NCz$			
25.04.1989	182.848.503,53	172.902	26.05.1989	06.07.1989
26.06.1989	184.240.565,60	17.337,4	12.07.1989	21.07.1989

Cont....

4 *Retificação no DOE nº 2780, de 27.05.88.*

Estatuto Social Copel - pág. 39/40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 5º)

Continuação...

Ata da AG	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR
		Nº arq.	Data	
	Cr$			
30.03.1990	2.902.464.247,10	175.349	02.05.1990	09.05.1990
30.03.1990	3.113.825.643,60	175.349	02.05.1990	09.05.1990
25.05.1990	3.126.790.072,52	176.016	10.07.1990	09.08.1990
25.03.1991	28.224.866.486,42	17.780,9	26.04.1991	23.05.1991
25.03.1991	30.490.956.176,38	17.780,9	26.04.1991	23.05.1991
23.05.1991	30.710.162.747,26	17.833,7	18.06.1991	27.06.1991
28.04.1992	337.561.908.212,47	18.061,7	08.06.1992	06.07.1992
28.04.1992	367.257.139.084,96	18.061,7	08.06.1992	06.07.1992
25.06.1992	369.418.108.461,33	18.089,9	09.07.1992	17.07.1992
01.04.1993	4.523.333.257.454,10	18.255,3	29.04.1993	20.05.1993
01.04.1993	4.814.158.615.553,95	18.255,3	29.04.1993	20.05.1993
15.06.1993	4.928.475.489.940,95[5]	18.313,9	13.07.1993	24.08.1993
	CR$			
26.04.1994	122.158.200.809,22[6]	1847810	10.05.1994	08.06.1994
	R$			
25.04.1995	446.545.229,15	950696471	18.05.1995	19.06.1995
23.04.1996	546.847.990,88	960710000	07.05.1996	15.05.1996
29.07.1997	1.087.959.086,89	971614130	30.07.1997	01.08.1997
07.08.1997	1.169.125.740,57[7]	971761671	12.08.1997	15.08.1997
12.03.1998	1.225.351.436,59	980428793	01.04.1998	07.04.1998
25.03.1999	1.620.246.833,38	990646483	14.04.1999	23.04.1999
26.12.2002	2.900.000.000,00	20030096413	29.01.2003	10.02.2003
29.04.2004	3.480.000.000,00	20041866290	07.06.2004	18.06.2004
27.04.2006	3.875.000.000,00	20061227897	09.05.2006	24.05.2006
27.04.2007	4.460.000.000.00	20071761462	05.05.2007	29.05.2007
27.04.2010	6.910.000.000,00	20105343960	06.05.2010	13.05.2010
22.12.2016	7.910.000.000,00	20167724827	04.01.2017	06.01.2017
29.04.2019	10.800.000.000,00	20192743090	07.05.2019	10.05.2019

5 *Em função da Medida Provisória nº 336, de 28.07.93, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.08.93, a ser registrado em "cruzeiros reais" (CR$ 4.928.475.475,41, nesta última data).*

6 *Em função da Medida Provisória nº 542, de 30.06.94, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.07.94, a ser registrado em "reais" (R$ 44.421.146,54, nesta última data).*

7 *Aumento do capital social autorizado pelo Conselho de Administração.*

Estatuto Social Copel - pág. 40/40

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO
DO ESTADO

Anexo X

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL	**CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL**	Mantém inalterado.
Art. 1º A Companhia Paranaense de Energia - Copel, abreviadamente "Copel" ou "Companhia", é uma sociedade anônima de capital aberto, dotada de personalidade jurídica de direito privado, regida por este estatuto e pela legislação aplicável.	**Art. 1º** A Companhia Paranaense de Energia - Copel, abreviadamente "Copel" ou "Companhia", é uma sociedade anônima de capital aberto, dotada de personalidade jurídica de direito privado, regida por este estatuto e pela legislação aplicável.	Mantém inalterado.
Parágrafo único. Fica vedada a alteração da denominação da Companhia.	~~**Parágrafo único.**~~§ 1º Fica vedada a alteração da denominação da Companhia.	Renumerado, considerando a inclusão do § 2º.
NOVO	§ 2º Com o ingresso da Companhia no Novo Mercado da B3 S.A. – Brasil, Bolsa, Balcão ("**B3**"), sujeitam-se a Companhia, seus acionistas, incluindo acionistas controladores, administradores e membros do conselho fiscal, quando instalado, às disposições do Regulamento do Novo Mercado.	Incluído para fins de atendimento aos requisitos do Novo Mercado.
Art. 2º O prazo de duração da Companhia é indeterminado.	**Art. 2º** O prazo de duração da Companhia é indeterminado.	Mantém inalterado.
Art. 3º A Companhia tem sede e foro no Município de Curitiba, Estado do Paraná, Brasil, podendo estabelecer, no País e no exterior, filiais, agências, sucursais e escritórios.	**Art. 3º** A Companhia tem sede e foro no Município de Curitiba, Estado do Paraná, Brasil, podendo estabelecer, no País e no exterior, filiais, agências, sucursais e escritórios.	Mantém inalterado.
Parágrafo único. A sede da Companhia deverá sempre ser localizada no Estado do Paraná.	**Parágrafo único.** A sede da Companhia deverá sempre ser localizada no Estado do Paraná.	Mantém inalterado.
Art. 4º Constitui o objeto social da Companhia:	**Art. 4º** Constitui o objeto social da Companhia:	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 1/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
I pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;	**I** pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;	Mantém inalterado.
II pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;	**II** pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;	Mantém inalterado.
III estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas;	**III** estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas;	Mantém inalterado.
IV prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas, desde que previamente autorizada pelo Conselho de Administração; e	**IV** prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas, desde que previamente autorizada pelo Conselho de Administração; e	Mantém inalterado.
V desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios, sociedades, em licitações de novas concessões e/ou em sociedades já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.	**V** desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios, sociedades, em licitações de novas concessões e/ou em sociedades já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 2/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
§ 1º A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle societário e participar do capital social de outras sociedades ou entidades desde que previamente autorizada pelo Conselho de Administração.	**§ 1º** A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle societário e participar do capital social de outras sociedades ou entidades desde que previamente autorizada pelo Conselho de Administração.	Mantém inalterado.
§ 2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.	**§ 2º** Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.	Mantém inalterado.
§ 3º Com a admissão da Companhia no segmento especial de listagem, denominado Nível 2 de Governança Corporativa da B3 S.A. – Brasil, Bolsa, Balcão, sujeitam-se a Companhia, seus acionistas, administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal às disposições do Regulamento de Listagem do Nível 2 de Governança Corporativa da B3 (Regulamento do Nível 2).	~~**§ 3º** Com a admissão da Companhia no segmento especial de listagem, denominado Nível 2 de Governança Corporativa da B3 S.A. – Brasil, Bolsa, Balcão, sujeitam-se a Companhia, seus acionistas, administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal às disposições do Regulamento de Listagem do Nível 2 de Governança Corporativa da B3 (Regulamento do Nível 2).~~	Excluindo, considerando a conversão de ações e migração ao NM.
§ 4º As disposições do Regulamento do Nível 2 de Governança Corporativa da B3 prevalecerão sobre as disposições estatutárias, nas hipóteses de prejuízo aos direitos dos destinatários das ofertas públicas previstas neste Estatuto.	~~§ 4º As disposições do Regulamento do Nível 2 de Governança Corporativa da B3 prevalecerão sobre as disposições estatutárias, nas hipóteses de prejuízo aos direitos dos destinatários das ofertas públicas previstas neste Estatuto.~~	Excluindo, considerando a conversão de ações e migração ao NM.
CAPÍTULO II - CAPITAL SOCIAL E AÇÕES	**CAPÍTULO II - CAPITAL SOCIAL E AÇÕES**	Mantém inalterado.
Art. 5º O capital social integralizado é de R$10.800.000.000,00 (dez bilhões e oitocentos milhões de reais), representado por 2.736.553.750 (dois bilhões,	**Art. 5º** O capital social da Companhia ~~integralizado~~ é de R$10.800.000.000,00 (dez bilhões e oitocentos milhões de reais), totalmente subscrito e integralizado, ~~representado por~~ dividido em 2.736.553.750 (dois bilhões, setecentas e	Alteração para adequação aos requisitos do Novo Mercado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 3/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
setecentas e trinta e seis milhões, quinhentas e cinquenta e três mil, setecentas e cinquenta) ações, sem valor nominal, sendo 1.054.090.459 (um bilhão, cinquenta e quatro milhões, noventa mil, quatrocentas e cinquenta e nove) ações ordinárias e 1.682.463.290 (um bilhão, seiscentos e oitenta e dois milhões, quatrocentos e sessenta e três mil, duzentas e noventa) ações preferenciais e, destas, 3.128.000 (três milhões, cento e vinte e oito mil) são ações classe A e 1.679.335.290 (um bilhão, seiscentos e setenta e nove milhões, trezentos e trinta e cinco mil, duzentas e noventa) são ações classe B, e 1 (uma) ação preferencial de classe especial titularizada exclusivamente pelo Estado do Paraná.	trinta e seis milhões, quinhentas e cinquenta e três mil, setecentas e cinquenta) ações, todas nominativas ~~e,~~ sem valor nominal, sendo 2.736.553.749 (dois bilhões, setecentas e trinta e seis milhões, quinhentas e cinquenta e três mil, setecentas e quarenta e nove) ações ordinárias e ~~1.054.090.460 (um bilhão, cinquenta e quatro milhões, noventa mil, quatrocentas e sessenta) ações ordinárias e 1.682.463.289 (um bilhão, seiscentos e oitenta e dois milhões, quatrocentos e sessenta e três mil, duzentas e oitenta e nove) ações preferenciais e, destas, 3.128.000 (três milhões, cento e vinte e oito mil) são ações classe A e são ações classe B, e~~ 1 (uma) ação preferencial de classe especial titularizada exclusivamente pelo Estado do Paraná.	[**Nota SF**: o estatuto já vai refletir a prévia transformação de todas as ações preferenciais em ordinárias.] DEIXAR EM ABERTO POR HORA
§ 1º O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 4.000.000.000 (quatro bilhões) de ações, para:	**§ 1º** O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 4.000.000.000 (quatro bilhões) de ações, para:	Mantém inalterado.
I - capitalização de lucros e reservas;	**I -** capitalização de lucros e reservas;	Mantém inalterado.
II – caso venha a ser deliberada, pela assembleia geral, a emissão de bônus de subscrição, de debêntures conversíveis em ações ou, de acordo com plano aprovado pela assembleia geral, a outorga de opção de compra de ações a administradores e colaboradores, o exercício dos respectivos direitos de conversão ou subscrição; ou	**II –** caso venha a ser deliberada, pela assembleia geral, a emissão de bônus de subscrição, de debêntures conversíveis em ações ou, de acordo com plano aprovado pela assembleia geral, a outorga de opção de compra de ações a administradores e colaboradores, o exercício dos respectivos direitos de conversão ou subscrição; ou	Mantém inalterado.
III – colocação mediante venda em bolsa de valores ou subscrição pública de novas ações ordinárias.	**III –** colocação mediante venda em bolsa de valores ou subscrição pública de novas ações ordinárias.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 4/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
§ 2º As ações são nominativas, escriturais, mantidas em contas de depósito, em instituição financeira autorizada.	§ 2º As ações são nominativas, escriturais, mantidas em contas de depósito, em instituição financeira autorizada.	Mantém inalterado.
§ 3º Fica a Companhia autorizada a escolher a instituição financeira, mediante deliberação do Conselho de Administração, para manter as ações escriturais em contas de depósito.	§ 3º Fica a Companhia autorizada a escolher a instituição financeira, mediante deliberação do Conselho de Administração, para manter as ações escriturais em contas de depósito.	Mantém inalterado.
§ 4º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.	§ 4º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.	Mantém inalterado.
§ 5º A ação preferencial de classe especial, titularizada exclusivamente pelo Estado do Paraná, somente poderá ser resgatada mediante autorização legal e deliberação em Assembleia Geral Extraordinária.	§ 5º A ação preferencial de classe especial, titularizada exclusivamente pelo Estado do Paraná, somente poderá ser resgatada mediante autorização legal e deliberação em Assembleia Geral Extraordinária.	Mantém inalterado.
§ 6º Os aumentos de capital poderão ser efetuados com a emissão de ações ordinárias e ações preferenciais classe B, sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	~~§ 6º Os aumentos de capital poderão ser efetuados com a emissão de ações ordinárias e ações preferenciais classe B, sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.~~	Excluindo, considerando a conversão de ações e migração ao NM.
§ 7º As ações preferenciais conferirão a seus titulares as seguintes preferências e vantagens:	~~§ 7º As ações preferenciais conferirão a seus titulares as seguintes preferências e vantagens:~~	Excluindo, considerando a conversão de ações e migração ao NM.
I. As ações preferenciais classe A terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo, e que será imputado ao dividendo obrigatório previsto no artigo 83;	~~I. As ações preferenciais classe A terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo, e que será imputado ao dividendo obrigatório previsto no artigo 83;~~	Excluindo, considerando a conversão de ações e migração ao NM.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 5/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
II. As ações preferenciais classe B terão prioridade na distribuição de dividendos obrigatórios, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;	~~**II.** As ações preferenciais classe B terão prioridade na distribuição de dividendos obrigatórios, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;~~	Excluindo, considerando a conversão de ações e migração ao NM.
III. Os dividendos assegurados pelo inciso anterior às ações preferenciais classe B serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe A;	~~**III.** Os dividendos assegurados pelo inciso anterior às ações preferenciais classe B serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe A;~~	Excluindo, considerando a conversão de ações e migração ao NM.
IV O dividendo a ser pago por ação preferencial classe A e classe B, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores;	~~**IV** O dividendo a ser pago por ação preferencial classe A e classe B, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores;~~	Excluindo, considerando a conversão de ações e migração ao NM.
V. As ações preferenciais classe A e classe B adquirirão o direito de voto pleno se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos prioritários ou mínimos a que fazem jus;	~~**V**. As ações preferenciais classe A e classe B adquirirão o direito de voto pleno se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos prioritários ou mínimos a que fazem jus;~~	Excluindo, considerando a conversão de ações e migração ao NM.
VI As ações preferenciais classe A e classe B asseguram aos seus titulares o direito de serem incluídas em oferta pública de aquisição de ações em decorrência de Alienação de Controle da Companhia ao mesmo preço e nas mesmas condições ofertadas ao Acionista Controlador Alienante; e	~~**VI** As ações preferenciais classe A e classe B asseguram aos seus titulares o direito de serem incluídas em oferta pública de aquisição de ações em decorrência de Alienação de Controle da Companhia ao mesmo preço e nas mesmas condições ofertadas ao Acionista Controlador Alienante; e~~	Excluindo, considerando a conversão de ações e migração ao NM.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 6/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
VII A ação preferencial de classe especial titularizada pelo Estado do Paraná conferirá ao Estado do Paraná prioridade no reembolso do capital, sem prêmio, em caso de liquidação da companhia, correspondente ao percentual que tal ação representa na cifra do capital social, e o poder de veto nas deliberações da assembleia geral:	~~VII~~§ 6º A ação preferencial de classe especial titularizada pelo Estado do Paraná conferirá ao Estado do Paraná prioridade no reembolso do capital, sem prêmio, em caso de liquidação da companhia, correspondente ao percentual que tal ação representa na cifra do capital social, e o poder de veto nas deliberações da assembleia geral:	Renumeração, tendo em vista a conversão de ações preferenciais e exclusão do parágrafo anterior.
a) que autorizem os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão;;	**a)** que autorizem os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão;;	Mantém inalterado.
b) que visem à modificação do Estatuto Social com a finalidade de remoção ou alteração:	**b)** que visem à modificação do Estatuto Social com a finalidade de remoção ou alteração:	Mantém inalterado.
1. da obrigação de manutenção da atual denominação da Companhia;	1. da obrigação de manutenção da atual denominação da Companhia;	Mantém inalterado.
2. da obrigação de manutenção da sede da Companhia no Estado do Paraná;	2. da obrigação de manutenção da sede da Companhia no Estado do Paraná;	Mantém inalterado.
3. da vedação de que qualquer acionista ou grupo de acionistas exerça votos em número superior a 10% (dez por cento) da quantidade de ações em que se dividir o capital votante da COPEL;	3. da vedação de que qualquer acionista ou grupo de acionistas exerça votos em número superior a 10% (dez por cento) da quantidade de ações em que se dividir o capital votante da COPEL;	Mantém inalterado.
4. da vedação de celebração, arquivamento e registro de acordos de acionistas para o exercício de direito de voto, exceto para a formação de blocos com número de votos inferior ao limite previsto neste Estatuto Social; e	4. da vedação de celebração, arquivamento e registro de acordos de acionistas para o exercício de direito de voto, exceto para a formação de blocos com número de votos inferior ao limite previsto neste Estatuto Social; e	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 7/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
5. a competência exclusiva da assembleia geral de autorizar os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão.	5. a competência exclusiva da assembleia geral de autorizar os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão.	Mantém inalterado.
§ 8º Cada ação preferencial classe A e classe B confere ao seu titular o direito a voto restrito, exclusivamente, nas seguintes matérias:	~~**§ 8º** Cada ação preferencial classe A e classe B confere ao seu titular o direito a voto restrito, exclusivamente, nas seguintes matérias:~~	Excluindo, considerando a conversão de ações e migração ao NM.
I transformação, incorporação, fusão ou cisão da Companhia;	~~**I** transformação, incorporação, fusão ou cisão da Companhia;~~	Excluindo, considerando a conversão de ações e migração ao NM.
II aprovação de contratos entre a Companhia e o Acionista Controlador, diretamente ou por meio de terceiros, assim como de outras sociedades nas quais o Acionista Controlador tenha interesse, sempre que, por força de disposição legal ou estatutária, sejam deliberados em Assembleia Geral;	~~**II** aprovação de contratos entre a Companhia e o Acionista Controlador, diretamente ou por meio de terceiros, assim como de outras sociedades nas quais o Acionista Controlador tenha interesse, sempre que, por força de disposição legal ou estatutária, sejam deliberados em Assembleia Geral;~~	Excluindo, considerando a conversão de ações e migração ao NM.
III avaliação de bens destinados à integralização de aumento de capital da Companhia;	~~**III** avaliação de bens destinados à integralização de aumento de capital da Companhia;~~	Excluindo, considerando a conversão de ações e migração ao NM.
IV escolha de instituição ou empresa especializada para determinação do Valor Econômico da Companhia, conforme artigo 100 deste Estatuto Social;	~~**IV** escolha de instituição ou empresa especializada para determinação do Valor Econômico da Companhia, conforme artigo 100 deste Estatuto Social;~~	Excluindo, considerando a conversão de ações e migração ao NM.
V alteração ou revogação de dispositivos estatutários que alterem ou modifiquem quaisquer das exigências previstas no item 4.1 do Regulamento do Nível 2 de Governança Corporativa da B3, ressalvado que esse direito	~~**V** alteração ou revogação de dispositivos estatutários que alterem ou modifiquem quaisquer das exigências previstas no item 4.1 do Regulamento do Nível 2 de Governança Corporativa da B3, ressalvado que esse direito~~	Excluindo, considerando a conversão de ações e migração ao NM.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 8/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
a voto prevalecerá enquanto estiver em vigor Contrato de Participação no Nível 2 de Governança Corporativa; e	~~a voto prevalecerá enquanto estiver em vigor Contrato de Participação no Nível 2 de Governança Corporativa; e~~	
VI exclusão ou alteração que vise suprimir o direito previsto no inciso XXIX do artigo 30 bem como neste inciso, ressalvado que tal alteração dependerá da aprovação da maioria das ações preferenciais em assembleia especial convocada para esse fim.	~~VI exclusão ou alteração que vise suprimir o direito previsto no inciso XXIX do artigo 30 bem como neste inciso, ressalvado que tal alteração dependerá da aprovação da maioria das ações preferenciais em assembleia especial convocada para esse fim.~~	Excluído, tendo em vista a conversão de ações.
§ 9º Ressalvado o poder de veto previsto no inciso VII do § 7.º deste artigo, a ação preferencial de classe especial titularizada pelo Estado do Paraná não terá direito a voto, tampouco adquirirá direito a voto em caso de não pagamento dos proventos a que fizer jus.	**§ 7~~9~~º** Ressalvado o poder de veto previsto no ~~inciso VII do~~ § 6~~7~~.º deste artigo, a ação preferencial de classe especial titularizada pelo Estado do Paraná não terá direito a voto, tampouco adquirirá direito a voto em caso de não pagamento dos proventos a que fizer jus.	Renumerado, considerando a transformação acima do inciso VII em § 6º.
§ 10 O poder de veto previsto no inciso VII do § 7.º deste artigo somente poderá ser exercido nos termos previstos na Lei do Estado do Paraná nº 21.272/2022 e legislação aplicável.	**~~§ 10~~8º** O poder de veto previsto no ~~inciso VII do~~ § 6~~7~~.º deste artigo somente poderá ser exercido nos termos previstos na Lei do Estado do Paraná nº 21.272/2022 e legislação aplicável.	Renumerado, considerando a transformação acima do inciso VII em § 6º.
§-11 *A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.*	~~*§ 11º A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.*~~	Excluído, tendo em vista o encerramento do programa de Units devido a conversão de ações.
§-12 As ações de emissão da Companhia poderão ser convertidas em outra espécie e classe, observadas as seguintes regras:	~~§ 12 As ações de emissão da Companhia poderão ser convertidas em outra espécie e classe, observadas as seguintes regras:~~	Excluindo, considerando a conversão de ações e migração ao NM.
I as ações preferenciais classe A poderão ser convertidas em ações preferenciais classe B, a qualquer tempo;	~~I as ações preferenciais classe A poderão ser convertidas em ações preferenciais classe B, a qualquer tempo;~~	Excluindo, considerando a conversão de ações e migração ao NM.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 9/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
II as ações ordinárias poderão ser convertidas em ações preferenciais classe B, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units*, conforme definido no artigo 102;	~~II as ações ordinárias poderão ser convertidas em ações preferenciais classe B, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração, com o único objetivo de formação de *Units*, conforme definido no artigo 102;~~	Excluindo, considerando a conversão de ações e migração ao NM.
III as ações preferenciais classe A e classe B poderão ser convertidas em ações ordinárias, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração; e	~~III as ações preferenciais classe A e classe B poderão ser convertidas em ações ordinárias, em conformidade com os prazos, condições e procedimentos definidos pelo Conselho de Administração; e~~	Excluindo, considerando a conversão de ações e migração ao NM.
IV as ações ordinárias e as ações preferenciais classe B, em nenhuma hipótese, poderão ser convertidas em ações preferenciais classe A.	~~IV as ações ordinárias e as ações preferenciais classe B, em nenhuma hipótese, poderão ser convertidas em ações preferenciais classe A.~~	Excluindo, considerando a conversão de ações e migração ao NM.
§ 13 As emissões de ações, de bônus de subscrição, de debêntures conversíveis ou de outros títulos mobiliários, até o limite do capital autorizado, cuja colocação seja feita mediante venda em bolsa de valores ou subscrição pública poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	**§ ~~13~~9º** As emissões de ações, de bônus de subscrição, de debêntures conversíveis ou de outros títulos mobiliários, até o limite do capital autorizado, cuja colocação seja feita mediante venda em bolsa de valores ou subscrição pública poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	Mantém inalterado.
§ 14 As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	**§ §~~14~~10** As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	Mantém inalterado.
Art. 6º É vedado a qualquer acionista ou grupo de acionistas, brasileiro ou estrangeiro, público ou privado, o exercício do direito de voto em número superior ao equivalente ao percentual de 10% (dez por cento) da quantidade total de	**Art. 6º** É vedado a qualquer acionista ou grupo de acionistas, brasileiro ou estrangeiro, público ou privado, o exercício do direito de voto em número superior ao equivalente ao percentual de 10% (dez por cento) da quantidade total de ações em que se dividir o capital	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 10/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
ações em que se dividir o capital votante da Copel, independentemente de sua participação no capital social.	votante da Copel, independentemente de sua participação no capital social.	
Parágrafo único – Nas hipóteses em que as ações preferenciais de emissão da Copel tenham direito de voto restrito ou caso passem a conferir direito de voto pleno nos termos do artigo 111, § 1º, da Lei nº 6.404, de 1976, a limitação constante do *caput* deste artigo 6º abrangerá tais ações preferenciais, de forma que todas as ações detidas pelo acionista ou grupo de acionistas que confiram direito de voto em relação a uma determinada deliberação (sejam elas ordinárias ou preferenciais) sejam consideradas para fins do cálculo do número de votos conforme o *caput* deste artigo.	~~**Parágrafo único –** Nas hipóteses em que as ações preferenciais de emissão da Copel tenham direito de voto restrito ou caso passem a conferir direito de voto pleno nos termos do artigo 111, § 1º, da Lei nº 6.404, de 1976, a limitação constante do *caput* deste artigo 6º abrangerá tais ações preferenciais, de forma que todas as ações detidas pelo acionista ou grupo de acionistas que confiram direito de voto em relação a uma determinada deliberação (sejam elas ordinárias ou preferenciais) sejam consideradas para fins do cálculo do número de votos conforme o *caput* deste artigo.~~	Excluído, considerando a conversão de ações e migração ao Novo Mercado.
Art. 7º É vedada a celebração de acordos de acionistas visando a regular o exercício do direito de voto em número superior ao correspondente ao percentual de 10% (dez por cento) da quantidade total de ações em que se dividir o capital votante da Copel, inclusive na hipótese descrita no art. 6º, parágrafo único.	**Art. 7º** É vedada a celebração de acordos de acionistas visando a regular o exercício do direito de voto em número superior ao correspondente ao percentual de 10% (dez por cento) da quantidade total de ações em que se dividir o capital votante da Copel~~, inclusive na hipótese descrita no artigo 6º, parágrafo único.~~	Ajuste de texto considerando a conversão de ações e migração ao NM.
§ 1º Não será arquivado pela Companhia acordo de acionistas sobre exercício do direito de voto que conflite com as disposições deste Estatuto Social.	**§ 1º** Não será arquivado pela Companhia acordo de acionistas sobre exercício do direito de voto que conflite com as disposições deste Estatuto Social.	Mantém inalterado.
§ 2º O presidente da assembleia geral da Copel não computará votos proferidos em desconformidade às regras estipuladas nos arts. 6º e 7º deste Estatuto, sem prejuízo do exercício do direito de veto por parte do Estado do Paraná, nos termos do artigo 5º deste Estatuto.	**§ 2º** O presidente da assembleia geral da Copel não computará votos proferidos em desconformidade às regras estipuladas nos arts. 6º e 7º deste Estatuto, sem prejuízo do exercício do direito de veto por parte do Estado do Paraná, nos termos do artigo 5º deste Estatuto.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 11/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Art. 8º Para os fins deste Estatuto Social, serão conceituados como grupo de acionistas 2 (dois) ou mais acionistas da Companhia:	**Art. 8º** Para os fins deste Estatuto Social, serão conceituados como grupo de acionistas 2 (dois) ou mais acionistas da Companhia:	Mantém inalterado.
I Que sejam partes de acordo de voto, seja diretamente ou por meio de sociedades controladas, controladoras ou sob controle comum;	I Que sejam partes de acordo de voto, seja diretamente ou por meio de sociedades controladas, controladoras ou sob controle comum;	Mantém inalterado.
II Se um for, direta ou indiretamente, acionista controlador ou sociedade controladora do outro ou dos demais;	II Se um for, direta ou indiretamente, acionista controlador ou sociedade controladora do outro ou dos demais;	Mantém inalterado.
III Que sejam sociedades direta ou indiretamente controladas pela mesma pessoa ou sociedade, ou conjunto de pessoas ou sociedades, acionistas ou não; ou	III Que sejam sociedades direta ou indiretamente controladas pela mesma pessoa ou sociedade, ou conjunto de pessoas ou sociedades, acionistas ou não; ou	Mantém inalterado.
IV Que sejam sociedades, associações, fundações, cooperativas e trusts, fundos ou carteiras de investimentos, universalidades de direitos ou quaisquer outras formas de organização ou empreendimento com os mesmos administradores ou gestores, ou, ainda, cujos administradores ou gestores sejam sociedades direta ou indiretamente controladas pela mesma pessoa ou sociedade, ou conjunto de pessoas ou sociedades, acionistas ou não.	IV Que sejam sociedades, associações, fundações, cooperativas e trusts, fundos ou carteiras de investimentos, universalidades de direitos ou quaisquer outras formas de organização ou empreendimento com os mesmos administradores ou gestores, ou, ainda, cujos administradores ou gestores sejam sociedades direta ou indiretamente controladas pela mesma pessoa ou sociedade, ou conjunto de pessoas ou sociedades, acionistas ou não.	Mantém inalterado.
§ 1º No caso de fundos de investimentos com administrador ou gestor comum, somente serão considerados como um grupo de acionistas aqueles cuja política de investimentos e de exercício de votos em assembleias de acionistas, nos termos dos respectivos regulamentos, for de responsabilidade do administrador ou gestor, conforme o caso, em caráter discricionário.	**§ 1º** No caso de fundos de investimentos com administrador ou gestor comum, somente serão considerados como um grupo de acionistas aqueles cuja política de investimentos e de exercício de votos em assembleias de acionistas, nos termos dos respectivos regulamentos, for de responsabilidade do administrador ou gestor, conforme o caso, em caráter discricionário.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 12/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
§ 2º Adicionalmente ao disposto no **caput** e parágrafos precedentes deste artigo, considerar-se-ão partes de um mesmo grupo de acionistas quaisquer acionistas representados por um mesmo mandatário, administrador ou representante a qualquer título, exceto no caso de detentores de títulos emitidos no âmbito do programa de Depositary Receipts da Companhia, quando representados pelo respectivo banco depositário, desde que não se enquadrem em qualquer das demais hipóteses previstas no caput ou no § 1º do presente artigo.	**§ 2º** Adicionalmente ao disposto no **caput** e parágrafos precedentes deste artigo, considerar-se-ão partes de um mesmo grupo de acionistas quaisquer acionistas representados por um mesmo mandatário, administrador ou representante a qualquer título, exceto no caso de detentores de títulos emitidos no âmbito do programa de Depositary Receipts da Companhia, quando representados pelo respectivo banco depositário, desde que não se enquadrem em qualquer das demais hipóteses previstas no caput ou no § 1º do presente artigo.	Mantém inalterado.
§ 3º No caso de acordos de acionistas que tratem do exercício do direito de voto, todos seus signatários serão considerados, na forma deste artigo, como integrantes de um grupo de acionistas, para fins da aplicação da limitação ao número de votos de que tratam os arts. 6º e 7º.	**§ 3º** No caso de acordos de acionistas que tratem do exercício do direito de voto, todos seus signatários serão considerados, na forma deste artigo, como integrantes de um grupo de acionistas, para fins da aplicação da limitação ao número de votos de que tratam os arts. 6º e 7º.	Mantém inalterado.
§ 4º Os acionistas devem manter a Copel informada sobre seu pertencimento a um grupo de acionistas nos termos deste Estatuto, caso tal grupo de acionista detenha, ao todo, ações representativas de 10% (dez por cento) ou mais do capital votante da Copel.	**§ 4º** Os acionistas devem manter a Copel informada sobre seu pertencimento a um grupo de acionistas nos termos deste Estatuto, caso tal grupo de acionista detenha, ao todo, ações representativas de 10% (dez por cento) ou mais do capital votante da Copel.	Mantém inalterado.
§ 5º Os membros da mesa de assembleias de acionistas poderão pedir aos acionistas documentos e informações, conforme entendam necessário para verificar o eventual pertencimento de um acionista a um grupo de acionistas que possa deter 10% (dez por cento) ou mais do capital votante da Copel.	**§ 5º** Os membros da mesa de assembleias de acionistas poderão pedir aos acionistas documentos e informações, conforme entendam necessário para verificar o eventual pertencimento de um acionista a um grupo de acionistas que possa deter 10% (dez por cento) ou mais do capital votante da Copel.	Mantém inalterado.
CAPÍTULO III - ASSEMBLEIA GERAL (AG)	**CAPÍTULO III - ASSEMBLEIA GERAL (AG)**	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 13/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Art. 9º A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.	**Art. 9º** A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.	Mantém inalterado.
Art. 10 A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.	**Art. 10** A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.	Mantém inalterado.
Art. 11 A convocação será feita nos termos da legislação vigente, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível, inclusive de forma eletrônica.	**Art. 11** A convocação será feita nos termos da legislação vigente, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível, inclusive de forma eletrônica.	Mantém inalterado.
Parágrafo Único. Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação, não se admitindo inclusão de assuntos gerais na pauta da Assembleia.	**Parágrafo Único.** Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação, não se admitindo inclusão de assuntos gerais na pauta da Assembleia.	Mantém inalterado.
Art. 12 A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01 (um) acionista escolhido, na ocasião, pelos acionistas presentes.	**Art. 12** A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01 (um) acionista escolhido, na ocasião, pelos acionistas presentes.	Mantém inalterado.
§ 1º O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente.	**§ 1º** O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente.	Mantém inalterado.
§ 2º O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.	**§ 2º** O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.	Mantém inalterado.
Art. 13 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o	**Art. 13** A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 14/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.	encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.	
Parágrafo Único. A Assembleia Geral Ordinária e Assembleia Geral Extraordinária poderão ser, cumulativamente, convocadas e realizadas no mesmo local, data e hora, instrumentadas em ata única.	**Parágrafo Único.** A Assembleia Geral Ordinária e Assembleia Geral Extraordinária poderão ser, cumulativamente, convocadas e realizadas no mesmo local, data e hora, instrumentadas em ata única.	Mantém inalterado.
Art. 14 Cada ação com direito a voto na deliberação da Assembleia Geral conferirá 01 (um) voto, observados os limites para o voto de cada acionista e grupo de acionistas, nos termos dos arts. 6º e 7º deste Estatuto Social.	**Art. 14** Cada ação com direito a voto na deliberação da Assembleia Geral conferirá 01 (um) voto, observados os limites para o voto de cada acionista e grupo de acionistas, nos termos dos arts. 6º e 7º deste Estatuto Social.	Mantém inalterado.
Art. 15 O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou previamente, documentos e procuração com poderes específicos, na forma da lei.	**Art. 15** O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou previamente, documentos e procuração com poderes específicos, na forma da lei.	Mantém inalterado.
Art. 16 A ata da Assembleia Geral será lavrada na forma de sumário dos fatos ocorridos, inclusive dissidências e protestos, e conter a transcrição apenas das deliberações tomadas, nos termos do § 1.º do artigo 130 da Lei nº 6.404, de 1976, sendo autorizada sua publicação com a omissão das assinaturas dos acionistas, conforme § 2.º do artigo 130 da Lei nº 6.404, de 1976.	**Art. 16** A ata da Assembleia Geral será lavrada na forma de sumário dos fatos ocorridos, inclusive dissidências e protestos, e conter a transcrição apenas das deliberações tomadas, nos termos do § 1.º do artigo 130 da Lei nº 6.404, de 1976, sendo autorizada sua publicação com a omissão das assinaturas dos acionistas, conforme § 2.º do artigo 130 da Lei nº 6.404, de 1976.	Mantém inalterado.
Art. 17 A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:	**Art. 17** A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:	Mantém inalterado.
I aumento do capital social, além do limite autorizado no Estatuto Social;	I aumento do capital social, além do limite autorizado no Estatuto Social;	Mantém inalterado.
II avaliação de bens com que o acionista concorre para a formação do capital social;	II avaliação de bens com que o acionista concorre para a formação do capital social;	Mantém inalterado.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;	III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;	Mantém inalterado.
IV alteração do Estatuto Social;	IV alteração do Estatuto Social;	Mantém inalterado.
V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração, do Conselho Fiscal e respectivos suplentes;	V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração, do Conselho Fiscal e respectivos suplentes;	Mantém inalterado.
VI fixação da remuneração dos administradores, dos conselheiros fiscais e dos membros dos Comitês Estatutários;	VI fixação da remuneração dos administradores, dos conselheiros fiscais e dos membros dos Comitês Estatutários;	Mantém inalterado.
VII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de dividendos;	VII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de dividendos;	Mantém inalterado.
VIII autorização para a Companhia mover ação de responsabilidade civil contra os Administradores pelos prejuízos causados ao seu patrimônio;	VIII autorização para a Companhia mover ação de responsabilidade civil contra os Administradores pelos prejuízos causados ao seu patrimônio;	Mantém inalterado.
IX alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;	IX alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;	Mantém inalterado.
X permuta de ações ou outros valores mobiliários;	X permuta de ações ou outros valores mobiliários;	Mantém inalterado.
XI emissão de debêntures conversíveis em ações além do limite do capital autorizado neste Estatuto Social;	XI emissão de debêntures conversíveis em ações além do limite do capital autorizado neste Estatuto Social;	Mantém inalterado.
XII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior, além do limite do capital autorizado neste Estatuto Social;	XII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior, além do limite do capital autorizado neste Estatuto Social;	Mantém inalterado.
XIII eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas;	XIII eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas;	Mantém inalterado.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
XIV autorização para que os administradores aprovem e executem o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão.	XIV autorização para que os administradores aprovem e executem o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão.	Mantém inalterado.
CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA	**CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA**	Mantém inalterado.
Art. 18 A Companhia será administrada pelo Conselho de Administração e pela Diretoria.	**Art. 18** A Companhia será administrada pelo Conselho de Administração e pela Diretoria.	Mantém inalterado.
SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)	**SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)**	Mantém inalterado.
Art. 19 O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.	**Art. 19** O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.	Mantém inalterado.
Composição, investidura e mandato	**Composição, investidura e mandato**	Mantém inalterado.
Art. 20 O Conselho de Administração será composto por 9 (nove) membros titulares, eleitos e destituídos pela Assembleia Geral, todos com prazo de mandato unificado de 2 (dois) anos, permitida reeleição nos termos da Lei Federal nº 6.404/1976 e demais normativos aplicáveis.	**Art. 20** O Conselho de Administração será composto por 9 (nove) membros titulares, eleitos e destituídos pela Assembleia Geral, todos com prazo de mandato unificado de 2 (dois) anos, permitida reeleição nos termos da Lei Federal nº 6.404/1976 e demais normativos aplicáveis.	Mantém inalterado.
§ 1º É assegurado aos acionistas titulares de ações preferenciais que preencham os percentuais e requisitos previstos no artigo 141, §§ 4º e 5º da Lei Federal nº 6.404/1976, o direito de eleger 01 (um) conselheiro.	~~**§ 1º** É assegurado aos acionistas titulares de ações preferenciais que preencham os percentuais e requisitos previstos no artigo 141, §§ 4º e 5º da Lei Federal nº 6.404/1976, o direito de eleger 01 (um) conselheiro.~~	Excluído, considerando a migração para o Novo Mercado e conversão de ações.
§ 2º O Conselho de Administração das Subsidiárias Integrais será composto por, no mínimo, 03 (três) membros,	**§ ~~2º~~ 1º** O Conselho de Administração das Subsidiárias Integrais será composto por, no mínimo, 03 (três) membros,	Renumerado, considerando a exclusão de parágrafos precedentes.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
incluindo o Diretor Geral da respectiva Subsidiária Integral e 01 (um) diretor da Companhia.	incluindo o Diretor Geral da respectiva Subsidiária Integral e 01 (um) diretor da Companhia.	
§ 3º Os cargos de Presidente do Conselho de Administração e de Diretor Presidente ou principal executivo da Companhia não poderão ser acumulados pela mesma pessoa.	§ ~~3º~~2º Os cargos de Presidente do Conselho de Administração e de Diretor Presidente ou principal executivo da Companhia não poderão ser acumulados pela mesma pessoa.	Renumerado, considerando a exclusão de parágrafos precedentes.
§ 4º O Conselho de Administração elegerá, dentre seus membros, seu Presidente, devendo tal eleição ocorrer na primeira reunião após a posse dos Conselheiros ou na primeira reunião seguinte à ocorrência de vacância desse cargo.	§ ~~4º~~3º O Conselho de Administração elegerá, dentre seus membros, seu Presidente, devendo tal eleição ocorrer na primeira reunião após a posse dos Conselheiros ou na primeira reunião seguinte à ocorrência de vacância desse cargo.	Renumerado, considerando a exclusão de parágrafos precedentes.
§ 5º As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pela Lei Federal nº 6.404/1976, pela política e norma interna de indicação de membros de órgãos estatutários, além de atender aos seguintes parâmetros:	§ ~~5º~~4º As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pela Lei Federal nº 6.404/1976, pela política e norma interna de indicação de membros de órgãos estatutários, além de atender aos seguintes parâmetros:	Renumerado, considerando a exclusão de parágrafos precedentes.
I ter, no mínimo, 3 (três) conselheiros independentes, sendo este número, em qualquer hipótese, igual ou superior a 25% (vinte e cinco por cento) do total de membros do órgão. Referidos conselheiros deverão ser expressamente declarados como independentes na ata da Assembleia Geral que os eleger, em conformidade com a definição do Regulamento do Nível 2 de Governança Corporativa da B3, sendo também considerado(s) como independente(s) o(s) conselheiro(s) eleito(s) mediante faculdade prevista pelo artigo 141, §§ 4º e 5º e artigo 239, ambos da Lei Federal nº 6.404/1976 e alterações posteriores;	I ~~ter, no mínimo, 3 (três) conselheiros independentes, sendo este número, em qualquer hipótese, igual ou superior a 25% (vinte e cinco por cento) do total de membros do órgão. Referidos conselheiros deverão ser expressamente declarados como independentes na ata da Assembleia Geral que os eleger, em conformidade com a definição do Regulamento do Nível 2 de Governança Corporativa da B3, sendo também considerado(s) como independente(s) o(s) conselheiro(s) eleito(s) mediante faculdade prevista pelo artigo 141, §§ 4º e 5º e artigo 239, ambos da Lei Federal nº 6.404/1976 e alterações posteriores~~ ter, no mínimo, 2 (dois) ou 20% (vinte por cento), o que for maior, de conselheiros independentes,	Ajuste de texto para adequação aos requisitos do Novo Mercado.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
	conforme a definição do Regulamento do Novo Mercado e demais normas aplicáveis. A caracterização dos indicados como independentes deverá ser deliberada em Assembleia Geral;	
II quando, em decorrência da observância do percentual referido no parágrafo acima, resultar número fracionário de conselheiros, proceder-se-á ao arredondamento nos termos do Regulamento do Nível 2 de Governança Corporativa da B3; e	**II** quando, em decorrência da observância do percentual referido no ~~parágrafo~~ inciso acima, resultar número fracionário de conselheiros, proceder-se-á ao arredondamento ~~nos termos do Regulamento do Nível 2 de Governança Corporativa da B3~~ para o número inteiro imediatamente superior; e	Alteração para adequação aos requisitos do Novo Mercado.
III ao menos 1 (um) dos conselheiros mencionados neste § 5º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto neste Estatuto.	~~**IV**~~ **III** ao menos 1 (um) dos conselheiros mencionados neste § ~~5º~~ 4º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto neste Estatuto.	Ajuste de referência cruzada, ante a exclusão de parágrafos anteriores.
Art. 21 A investidura de membros no Conselho de Administração observará as condições estabelecidas na Lei Federal nº 6.404/1976 e demais disposições legais aplicáveis.	**Art. 21** A ~~investidura~~ posse de membros no Conselho de Administração observará as condições estabelecidas na Lei Federal nº 6.404/1976 e demais disposições legais aplicáveis.	Alteração para adequação aos requisitos do Novo Mercado
Vacância e substituições	**Vacância e substituições**	Mantém inalterado.
Art. 22 Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato.	**Art. 22** Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato.	Mantém inalterado.
§ 1º Observados os requisitos e vedações legais aplicáveis, caberá aos conselheiros remanescentes nomear o substituto para membro vacante até a primeira Assembleia Geral, nos termos da Lei Federal nº 6.404/1976.	**§ 1º** Observados os requisitos e vedações legais aplicáveis, caberá aos conselheiros remanescentes nomear o substituto para membro vacante até a primeira Assembleia Geral, nos termos da Lei Federal nº 6.404/1976.	Mantém inalterado.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
§ 2º Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral.	**§ 2º** Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral.	Mantém inalterado.
§ 3º Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.	**§ 3º** Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.	Mantém inalterado.
Art. 23 A função de conselheiro de administração é pessoal e não se admite suplente.	**Art. 23** A função de conselheiro de administração é pessoal e não se admite suplente.	Mantém inalterado.
Funcionamento	**Funcionamento**	Mantém inalterado.
Art. 24 O Conselho de Administração se reunirá ordinariamente 01 (uma) vez por mês e extraordinariamente sempre que necessário, conforme previsto no artigo 27 do presente Estatuto Social.	**Art. 24** O Conselho de Administração se reunirá ordinariamente 01 (uma) vez por mês e extraordinariamente sempre que necessário, conforme previsto no artigo 27 do presente Estatuto Social.	Mantém inalterado.
Art. 25 As reuniões do Conselho de Administração serão convocadas pelo seu presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados.	**Art. 25** As reuniões do Conselho de Administração serão convocadas pelo seu presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados.	Mantém inalterado.
§ 1º As convocações enviadas no endereço físico ou eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.	**§ 1º** As convocações enviadas no endereço físico ou eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.	Mantém inalterado.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
§ 2º As reuniões ordinárias deverão ser convocadas com antecedência mínima de 07 (sete) dias em relação à data da sua realização.	**§ 2º** As reuniões ordinárias deverão ser convocadas com antecedência mínima de 07 (sete) dias em relação à data da sua realização.	Mantém inalterado.
§ 3º As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares.	**§ 3º** As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares.	Mantém inalterado.
Art. 26 Fica facultada, se necessária, a participação não presencial dos conselheiros na reunião, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. O conselheiro, nesta hipótese, será considerado presente na reunião, e seu voto será considerado válido para todos os efeitos legais, sendo incorporado à ata da referida reunião.	**Art. 26** Fica facultada, se necessária, a participação não presencial dos conselheiros na reunião, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. O conselheiro, nesta hipótese, será considerado presente na reunião, e seu voto será considerado válido para todos os efeitos legais, sendo incorporado à ata da referida reunião.	Mantém inalterado.
Art. 27 Quando houver motivo de urgência, formalmente justificado para os membros do Conselho de Administração, o presidente do Conselho de Administração poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.	**Art. 27** Quando houver motivo de urgência, formalmente justificado para os membros do Conselho de Administração, o presidente do Conselho de Administração poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.	Mantém inalterado.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Art. 28 O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.	**Art. 28** O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.	Mantém inalterado.
Art. 29 As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio de acordo com o estabelecido em seu Regimento Interno.	**Art. 29** As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio de acordo com o estabelecido em seu Regimento Interno.	Mantém inalterado.
Parágrafo Único. Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato da ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado, não sendo dada publicidade.	**Parágrafo Único.** Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato da ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado, não sendo dada publicidade.	Mantém inalterado.
Atribuições	**Atribuições**	Mantém inalterado.
Art. 30 Sem prejuízo das competências previstas em lei, compete ao Conselho de Administração:	**Art. 30** Sem prejuízo das ~~competências~~ atribuições previstas em lei, compete ao Conselho de Administração:	Ajuste de texto, visando clarificar a redação do artigo.
I fixar a orientação geral dos negócios da Companhia, incluindo aprovação e acompanhamento do plano de negócio, planejamento estratégico e de investimentos, buscando o desenvolvimento com sustentabilidade;	**I** fixar a orientação geral dos negócios da Companhia, incluindo aprovação e acompanhamento do plano de negócio, planejamento estratégico e de investimentos, buscando o desenvolvimento com sustentabilidade;	Mantém inalterado.
II eleger, destituir, tomar conhecimento de renúncia e substituir os diretores da Companhia, fixando-lhes as atribuições, fiscalizando sua gestão, bem como:	**II** eleger, destituir, tomar conhecimento de renúncia e substituir os diretores da Companhia, fixando-lhes as atribuições, fiscalizando sua gestão, bem como:	Mantém inalterado.
a) examinar a qualquer tempo os livros e papéis da Companhia, contratos ou quaisquer outros atos;	a) examinar a qualquer tempo os livros e papéis da Companhia, contratos ou quaisquer outros atos;	Mantém inalterado.

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ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
b) aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria; e	b) aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria; e	Mantém inalterado.
c) avaliar anualmente a execução da estratégia de longo prazo da Companhia;	c) avaliar anualmente a execução da estratégia de longo prazo da Companhia;	Mantém inalterado.
III manifestar-se sobre o relatório da administração e as contas da Diretoria;	**III** manifestar-se sobre o relatório da administração e as contas da Diretoria;	Mantém inalterado.
IV convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;	**IV** convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;	Mantém inalterado.
V aprovar e acompanhar planos e programas anuais e plurianuais com o orçamento empresarial de dispêndios e investimento da Companhia e suas Subsidiárias Integrais, com indicação das fontes e aplicações de recursos;	**V** aprovar e acompanhar planos e programas anuais e plurianuais com o orçamento empresarial de dispêndios e investimento da Companhia e suas Subsidiárias Integrais, com indicação das fontes e aplicações de recursos;	Mantém inalterado.
VI autorizar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário, inclusive de outros serviços de seus auditores independentes, recomendada pelo Comitê de Auditoria Estatutário, quando a remuneração global representar mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;	**VI** autorizar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário, inclusive de outros serviços de seus auditores independentes, recomendada pelo Comitê de Auditoria Estatutário, quando a remuneração global representar mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;	Mantém inalterado.
VII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano trabalho, com o apoio do Comitê de Auditoria Estatutário;	**VII** aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano trabalho, com o apoio do Comitê de Auditoria Estatutário;	Mantém inalterado.
VIII nomear e destituir o titular da Auditoria Interna, após recomendação do Comitê de Auditoria Estatutário;	**VIII** nomear e destituir o titular da Auditoria Interna, após recomendação do Comitê de Auditoria Estatutário;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 23/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
IX monitorar, periodicamente, com o apoio do Comitê de Auditoria Estatutário, a eficácia dos sistemas de gestão de riscos e de controles internos estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude;	**IX** monitorar, periodicamente, com o apoio do Comitê de Auditoria Estatutário, a eficácia dos sistemas de gestão de riscos e de controles internos estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude;	Mantém inalterado.
X aprovar o Código de Conduta e o Programa de Integridade da Copel, monitorando as decisões que envolvem as práticas de governança corporativa e o relacionamento com partes interessadas;	**X** aprovar o Código de Conduta e o Programa de Integridade da Copel, monitorando as decisões que envolvem as práticas de governança corporativa e o relacionamento com partes interessadas;	Mantém inalterado.
XI analisar, a partir de reporte direto do Diretor responsável por governança, risco e compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada;	**XI** analisar, a partir de reporte direto do Diretor responsável por governança, risco e compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada;	Mantém inalterado.
XII estabelecer diretrizes quanto à gestão de pessoas;	**XII** estabelecer diretrizes quanto à gestão de pessoas;	Mantém inalterado.
XIII realizar avaliação anual, individual e coletiva, do seu desempenho e dos demais membros dos órgãos estatutários;	**XIII** realizar avaliação anual, individual e coletiva, do seu desempenho e dos demais membros dos órgãos estatutários;	Mantém inalterado.
XIV aprovar as transações entre partes relacionadas, dentro dos critérios e limites de alçada definidos pela Companhia, observada a política específica, com o suporte do Comitê de Auditoria Estatutário;	**XIV** aprovar as transações entre partes relacionadas, dentro dos critérios e limites de alçada definidos pela Companhia, observada a política específica, com o suporte do Comitê de Auditoria Estatutário;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 24/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
XV constituir, instalar e dissolver comitês não remunerados de assessoramento ao Conselho de Administração, nomear e destituir seus membros, bem como nomear e destituir os membros dos comitês estatutários de assessoramento ao Conselho de Administração, exceto se disposto em contrário neste Estatuto;	**XV** constituir, instalar e dissolver comitês não remunerados de assessoramento ao Conselho de Administração, nomear e destituir seus membros, bem como nomear e destituir os membros dos comitês estatutários de assessoramento ao Conselho de Administração, exceto se disposto em contrário neste Estatuto, e aprovar regimentos dos comitês de assessoramento;	Ajuste de texto para atendimento aos requisitos do Novo Mercado.
XVI aprovar os regimentos internos do Conselho de Administração, da Diretoria e dos Comitês de Assessoramento, estatutários e não estatutários, bem como eventuais alterações.	**XVI** aprovar os regimentos internos do Conselho de Administração, da Diretoria e dos Comitês de Assessoramento, estatutários e não estatutários, bem como eventuais alterações.	Mantém inalterado.
XVII aprovar e monitorar as políticas gerais da Companhia e suas respectivas alterações no que se refere a:	**XVII** aprovar e monitorar as políticas gerais da Companhia e suas respectivas alterações no que se refere a:	Mantém inalterado.
a) gerenciamento de riscos;	a) gerenciamento de riscos;	Mantém inalterado.
b) integridade;	b) integridade;	Mantém inalterado.
c) transações com partes relacionadas;	c) transações com partes relacionadas;	Mantém inalterado.
d) governança corporativa;	d) governança corporativa;	Mantém inalterado.
e) sustentabilidade;	e) sustentabilidade;	Mantém inalterado.
f) mudança do clima;	f) mudança do clima;	Mantém inalterado.
g) participações societárias;	g) participações societárias;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 25/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
h) gestão de pessoas;	h) gestão de pessoas;	Mantém inalterado.
i) saúde e segurança do trabalho;	i) saúde e segurança do trabalho;	Mantém inalterado.
j) indicação dos membros dos órgãos estatutários e avaliação anual de desempenho;	j) indicação dos membros dos órgãos estatutários e avaliação anual de desempenho;	Mantém inalterado.
k) comunicação e porta-vozes;	k) comunicação e porta-vozes;	Mantém inalterado.
l) negociação de ações de emissão própria;	l) negociação de ações de emissão própria;	Mantém inalterado.
m) dividendos;	m) dividendos;	Mantém inalterado.
n) doações e patrocínios;	n) doações e patrocínios;	Mantém inalterado.
o) divulgação de informações e fatos relevantes; e	o) divulgação de informações e fatos relevantes; ~~e~~	Ajuste de texto, visando adequar a redação da alínea.
p) relações com investidores.	p) relações com investidores; e	Ajuste de texto, visando adequar a redação da alínea.
NOVO	q) remuneração dos órgãos estatutários.	Novo, visando atende à requisito específico do Regulamento do Novo Mercado.
XVIII fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os *covenants* existentes nos contratos já firmados;	**XVIII** fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os *covenants* existentes nos contratos já firmados;	Mantém inalterado.
XIX mediante proposta da Diretoria, autorizar, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido, as provisões contábeis e, previamente, a celebração de quaisquer negócios jurídicos, incluindo aquisição, alienação ou oneração de ativos, cessão em comodato de bens do ativo permanente, constituição de ônus reais e prestação de garantias, assunção de obrigações	**XIX** mediante proposta da Diretoria, autorizar, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido, as provisões contábeis e, previamente, a celebração de quaisquer negócios jurídicos, incluindo aquisição, alienação ou oneração de ativos, cessão em comodato de bens do ativo permanente, constituição de ônus reais e prestação de garantias, assunção de obrigações	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 26/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
em geral, renúncia, transação e ainda associação com outras pessoas jurídicas;	em geral, renúncia, transação e ainda associação com outras pessoas jurídicas;	
XX estabelecer os assuntos e valores para sua alçada decisória e da Diretoria, inclusive podendo delegar a aprovação dos negócios jurídicos de sua competência em limite de alçada que definir, respeitada a competência privativa prevista em lei;	**XX** estabelecer os assuntos e valores para sua alçada decisória e da Diretoria, inclusive podendo delegar a aprovação dos negócios jurídicos de sua competência em limite de alçada que definir, respeitada a competência privativa prevista em lei;	Mantém inalterado.
XXI deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de dividendos;	**XXI** deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de dividendos;	Mantém inalterado.
XXII deliberar sobre a distribuição de dividendos intermediários, de dividendos intercalares e de juros sobre capital próprio com base nas reservas de lucros e do lucro líquido do exercício em curso registrados em demonstrações contábeis intermediárias, semestrais ou trimestrais, desde que observado o disposto na legislação, neste estatuto e na política de dividendos da Companhia;	**XXII** deliberar sobre a distribuição de dividendos intermediários, de dividendos intercalares e de juros sobre capital próprio com base nas reservas de lucros e do lucro líquido do exercício em curso registrados em demonstrações contábeis intermediárias, semestrais ou trimestrais, desde que observado o disposto na legislação, neste estatuto e na política de dividendos da Companhia;	Mantém inalterado.
XXIII dentro do limite do capital autorizado: (i) deliberar sobre o aumento do capital social–fixando as respectivas condições de subscrição e integralização; (ii) deliberar sobre a emissão de bônus de subscrição; (iii) de acordo com plano aprovado pela Assembleia Geral, outorgar opção de compra de ações a administradores e empregados da Companhia ou de sociedade sob seu controle, ou a pessoas naturais que lhes prestem serviços, sem que os acionistas tenham direito de preferência na outorga ou subscrição destas ações; (iv) aprovar aumento do capital social mediante a capitalização de lucros ou reservas, com ou sem bonificação em ações; e (v) deliberar sobre a emissão de debêntures conversíveis;	**XXIII** dentro do limite do capital autorizado: (i) deliberar sobre o aumento do capital social–fixando as respectivas condições de subscrição e integralização; (ii) deliberar sobre a emissão de bônus de subscrição; (iii) de acordo com plano aprovado pela Assembleia Geral, outorgar opção de compra de ações a administradores e empregados da Companhia ou de sociedade sob seu controle, ou a pessoas naturais que lhes prestem serviços, sem que os acionistas tenham direito de preferência na outorga ou subscrição destas ações; (iv) aprovar aumento do capital social mediante a capitalização de lucros ou reservas, com ou sem bonificação em ações; e (v) deliberar sobre a emissão de debêntures conversíveis;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 27/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
XXIV autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;	**XXIV** autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;	Mantém inalterado.
XXV autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures, notas promissórias, *commercial papers*, *bonds* e outros, inclusive para oferta pública de distribuição, na forma da lei, observado o disposto no inciso XXXIII deste artigo;	**XXV** autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures, notas promissórias, *commercial papers*, *bonds* e outros, inclusive para oferta pública de distribuição, na forma da lei, observado o disposto no inciso XXXIII deste artigo;	Mantém inalterado.
XXVI aprovar aportes em investimentos societários que impliquem aumento do patrimônio líquido das participações, podendo, inclusive, delegar esta aprovação de sua competência em limite de alçada que definir;	**XXVI** aprovar aportes em investimentos societários que impliquem aumento do patrimônio líquido das participações, podendo, inclusive, delegar esta aprovação de sua competência em limite de alçada que definir;	Mantém inalterado.
XXVII deliberar sobre os projetos de investimento e participação em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, consórcios ou empreendimentos;	**XXVII** deliberar sobre os projetos de investimento e participação em novos negócios, outras sociedades, consórcios, *joint ventures*, Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, consórcios ou empreendimentos;	Mantém inalterado.
XXVIII deliberar sobre assuntos que, em virtude de disposição legal ou por determinação da Assembleia Geral, sejam de sua competência, incluindo aprovar Relato Integrado ou Relatório de Sustentabilidade e indicadores ambientais, sociais e de governança, Formulário de Referência e Formulário 20-F;	**XXVIII** deliberar sobre assuntos que, em virtude de disposição legal ou por determinação da Assembleia Geral, sejam de sua competência, incluindo aprovar Relato Integrado ou Relatório de Sustentabilidade e indicadores ambientais, sociais e de governança, Formulário de Referência e Formulário 20-F;	Mantém inalterado.
XXIX assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das	**XXIX** assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 28/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente;	cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente;	
XXX aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia e a celebração de contratos de indenidade, observando a política de indenidade e as condições gerais dos contratos de indenidade;	**XXX** aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia e a celebração de contratos de indenidade, observando a política de indenidade e as condições gerais dos contratos de indenidade;	Mantém inalterado.
XXXI solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;	**XXXI** solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;	Mantém inalterado.
XXXII exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria e deliberar sobre os casos omissos deste Estatuto;	**XXXII** exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria e deliberar sobre os casos omissos deste Estatuto;	Mantém inalterado.
XXXIII manifestar-se favorável ou contrariamente a respeito de qualquer oferta pública de aquisição de ações que tenha por objeto as ações de emissão da Companhia, por meio de parecer prévio fundamentado, divulgado em até 15 (quinze) dias da publicação do edital da oferta pública de aquisição de ações, que deverá abordar, no mínimo: (i) a conveniência e oportunidade da oferta pública de aquisição de ações quanto ao interesse do conjunto dos acionistas e em relação à liquidez dos valores mobiliários de sua titularidade; (ii) as repercussões da oferta pública de aquisição de ações sobre os interesses da Companhia; (iii) os planos estratégicos	XXXIII ~~manifestar-se favorável ou contrariamente~~elaborar e divulgar parecer fundamentado, favorável ou contrário, a respeito de qualquer oferta pública de aquisição de ações que tenha por objeto as ações de emissão da Companhia, ~~por meio de parecer prévio fundamentado, divulgado~~ em até 15 (quinze) dias da publicação do edital da oferta pública de aquisição de ações, que deverá abordar, no mínimo: (i) a conveniência e oportunidade da oferta pública de aquisição de ações quanto ao interesse do conjunto dos acionistas, incluindo em relação ao preço e as potenciais impactos para a liquidez das ações~~ e em relação à liquidez dos valores~~	Ajuste de texto, visando esclarecer as competências do Conselho de Administração em eventuais ofertas públicas, bem como requisitos do Regulamento do Novo Mercado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 29/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	Estatuto proposto	Justificativa
divulgados pelo ofertante em relação à Companhia; (iv) outros pontos que o Conselho de Administração considerar pertinentes, bem como as informações exigidas pelas regras aplicáveis estabelecidas pela Comissão de Valores Mobiliários;	mobiliários de sua titularidade; (ii) as repercussões da oferta pública de aquisição de ações sobre os interesses da Companhia; (iii) os planos estratégicos divulgados pelo ofertante em relação à Companhia; (iii) alternativas à aceitação da oferta pública de aquisição de ações disponível no mercado(iv) outros pontos que o Conselho de Administração considerar pertinentes, bem como as informações exigidas pelas regras aplicáveis estabelecidas pela Comissão de Valores Mobiliários;	
XXXIV definir lista tríplice de empresas especializadas em avaliação econômica de empresas para a elaboração de laudo de avaliação das ações da Companhia, nos casos de oferta pública de aquisição das ações para cancelamento de registro de companhia aberta ou para saída do Nível 2 de Governança Corporativa da B3;	XXXIV definir lista tríplice de empresas especializadas em avaliação econômica de empresas para a elaboração de laudo de avaliação das ações da Companhia, nos casos de oferta pública de aquisição das ações para cancelamento de registro de companhia aberta ou para saída do Nível 2 de Governança Corporativa da B3;	Excluído. Ajuste em linha com Regulamento do Novo Mercado
XXXV fixar prazos, procedimentos e regras aplicáveis à conversão de ações de emissão da Companhia, em conformidade com este Estatuto e a legislação aplicável;	**XXXV** fixar prazos, procedimentos e regras aplicáveis à conversão de ações de emissão da Companhia, em conformidade com este Estatuto e a legislação aplicável;	Excluído, considerando a conversão de ações e migração para o Novo Mercado.
XXXVI fixar prazos, procedimentos e regras aplicáveis à emissão de *Units*, em conformidade com este Estatuto e a legislação aplicável;	**XXXVI** fixar prazos, procedimentos e regras aplicáveis à emissão de *Units*, em conformidade com este Estatuto e a legislação aplicável;	Excluído, considerando a conversão de ações e migração para o Novo Mercado.
XXXVII conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração; e	**XXXVII XXXIV** conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração; e	Mantém inalterado.
XXXVIII aprovar a alteração do endereço completo da Companhia, dentro do município sede, conforme definido no artigo 3º.	**XXXVIII XXXV** aprovar a alteração do endereço completo da Companhia, dentro do município sede, conforme definido no artigo 3º.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 30/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Art. 31 Compete ao presidente do Conselho de Administração, além das atribuições previstas no Regimento Interno, conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho individual e coletiva, de periodicidade anual, dos administradores e dos membros dos Comitês Estatutários nos termos do presente Estatuto.	**Art. 31** Compete ao presidente do Conselho de Administração, além das atribuições previstas no Regimento Interno, conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho individual e coletiva, de periodicidade anual, dos administradores e dos membros dos Comitês Estatutários nos termos do presente Estatuto.	Mantém inalterado.
SEÇÃO II - DIRETORIA	**SEÇÃO II - DIRETORIA**	Mantém inalterado.
Art. 32 A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com as orientações gerais estabelecidas pelo Conselho de Administração.	**Art. 32** A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com as orientações gerais estabelecidas pelo Conselho de Administração.	Mantém inalterado.
Composição, mandato e investidura	**Composição, mandato e investidura**	Mantém inalterado.
Art. 33 A Diretoria Executiva será eleita pelo Conselho de Administração, podendo ser destituída a qualquer tempo por aquele colegiado, e será composta por até 06 (seis) Diretores Executivos, de natureza estatutária, sendo um deles o Diretor Presidente, todos residentes no País, com mandato unificado de 02 (dois) anos, permitida reeleição, respeitando-se o mínimo de 3 (três) membros. A Companhia poderá ter, ainda, Diretores Adjuntos, cujas atribuições serão definidas pelo Conselho de Administração, conforme proposta do Diretor Presidente.	**Art. 33** A Diretoria Executiva será eleita pelo Conselho de Administração, podendo ser destituída a qualquer tempo por aquele colegiado, e será composta por até 06 (seis) Diretores Executivos, de natureza estatutária, sendo um deles o Diretor Presidente, todos residentes no País, com mandato unificado de 02 (dois) anos, permitida reeleição, respeitando-se o mínimo de 3 (três) membros. A Companhia poderá ter, ainda, Diretores Adjuntos, cujas atribuições serão definidas pelo Conselho de Administração, conforme proposta do Diretor Presidente.	Mantém inalterado.
§ 1º As indicações para Diretoria devem observar os requisitos e vedações impostos pela Lei Federal nº 6.404/1976 e pela política e norma interna de indicação de membros de órgãos estatutários.	**§ 1º** As indicações para Diretoria devem observar os requisitos e vedações impostos pela Lei Federal nº 6.404/1976 e pela política e norma interna de indicação de membros de órgãos estatutários.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 31/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
§2º Na indicação do Diretor Presidente, o Conselho de Administração deverá observar a sua capacidade profissional, notório conhecimento, especialização e perfil profissional necessário às atribuições do cargo.	**§2º** Na indicação do Diretor Presidente, o Conselho de Administração deverá observar a sua capacidade profissional, notório conhecimento, especialização e perfil profissional necessário às atribuições do cargo.	Mantém inalterado.
Art. 34 É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento.	**Art. 34** É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento.	Mantém inalterado.
Atribuições	**Atribuições**	Mantém inalterado.
Art. 35 A Diretoria tem poderes para praticar os atos necessários ao funcionamento regular da Companhia e à consecução do objeto social, observadas as disposições legais, estatutárias e constantes do seu Regimento Interno.	**Art. 35** A Diretoria tem poderes para praticar os atos necessários ao funcionamento regular da Companhia e à consecução do objeto social, observadas as disposições legais, estatutárias e constantes do seu Regimento Interno.	Mantém inalterado.
Parágrafo Único. Sem prejuízo do disposto no artigo 53, compete à Diretoria administrar e gerir os negócios da Companhia de forma sustentável, cabendo-lhe apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior:	**Parágrafo Único.** Sem prejuízo do disposto no artigo 53, compete à Diretoria administrar e gerir os negócios da Companhia de forma sustentável, cabendo-lhe apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior:	Mantém inalterado.
I plano de negócios para o exercício anual seguinte;	I plano de negócios para o exercício anual seguinte;	Mantém inalterado.
II as bases, diretrizes e estratégias de longo prazo para a elaboração do planejamento estratégico, os planos e programas anuais e plurianuais, contemplando a análise de riscos e oportunidades para um horizonte mínimo definido no Regimento Interno das Diretorias; e	II as bases, diretrizes e estratégias de longo prazo para a elaboração do planejamento estratégico, os planos e programas anuais e plurianuais, contemplando a análise de riscos e oportunidades para um horizonte mínimo definido no Regimento Interno das Diretorias; e	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 32/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
III os orçamentos de custeio e de investimentos da Companhia para o exercício anual seguinte, visando ao alcance das estratégias empresariais.	III os orçamentos de custeio e de investimentos da Companhia para o exercício anual seguinte, visando ao alcance das estratégias empresariais.	Mantém inalterado.
Art. 36 Compete ao Diretor Presidente:	**Art. 36** Compete ao Diretor Presidente:	Mantém inalterado.
I dirigir e coordenar a Companhia;	I dirigir e coordenar a Companhia;	Mantém inalterado.
II representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o artigo 40 e seguintes do presente Estatuto;	II representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o artigo 40 e seguintes do presente Estatuto;	Mantém inalterado.
III dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;	III dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;	Mantém inalterado.
IV zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;	IV zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;	Mantém inalterado.
V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;	V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;	Mantém inalterado.
VI dirigir e coordenar os trabalhos da Diretoria;	VI dirigir e coordenar os trabalhos da Diretoria;	Mantém inalterado.
VII convocar e presidir as reuniões da Diretoria;	VII convocar e presidir as reuniões da Diretoria;	Mantém inalterado.
VIII conceder licença aos demais membros da Diretoria e indicar o substituto nos casos de ausência ou impedimento temporário;	VIII conceder licença aos demais membros da Diretoria e indicar o substituto nos casos de ausência ou impedimento temporário;	Mantém inalterado.
IX resolver questões de conflito de interesse ou conflito de competência entre as Diretorias;	IX resolver questões de conflito de interesse ou conflito de competência entre as Diretorias;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 33/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
X propor ao Conselho de Administração a indicação dos Diretores Executivos e Diretores Adjuntos, observado os requisitos e vedações estabelecidos em política e normas internas, podendo, inclusive, propor ao Conselho de Administração sua destituição a qualquer tempo;	X propor ao Conselho de Administração a indicação dos Diretores Executivos e Diretores Adjuntos, observado os requisitos e vedações estabelecidos em política e normas internas, podendo, inclusive, propor ao Conselho de Administração sua destituição a qualquer tempo;	Mantém inalterado.
XI deliberar sobre a adesão e permanência em compromissos voluntários assumidos pela Copel Holding e pelas Subsidiárias Integrais; e	XI deliberar sobre a adesão e permanência em compromissos voluntários assumidos pela Copel Holding e pelas Subsidiárias Integrais; e	Mantém inalterado.
XII exercer outras atribuições que lhe forem conferidas pelo Conselho de Administração, observada a legislação vigente e nos termos deste estatuto.	XII exercer outras atribuições que lhe forem conferidas pelo Conselho de Administração, observada a legislação vigente e nos termos deste estatuto.	Mantém inalterado.
Art. 37 São atribuições dos demais diretores:	**Art. 37** São atribuições dos demais diretores:	Mantém inalterado.
I gerir as atividades objeto da sua área de atuação, estabelecidas no Regimento Interno da Diretoria;	I gerir as atividades objeto da sua área de atuação, estabelecidas no Regimento Interno da Diretoria;	Mantém inalterado.
II participar das reuniões de Diretoria, contribuindo para a definição e aplicação das políticas a serem seguidas pela Companhia e relatar sobre os assuntos relevantes da sua respectiva área de atuação; e	II participar das reuniões de Diretoria, contribuindo para a definição e aplicação das políticas a serem seguidas pela Companhia e relatar sobre os assuntos relevantes da sua respectiva área de atuação; e	Mantém inalterado.
III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração no que se refere à gestão de sua área específica de atuação.	III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração no que se refere à gestão de sua área específica de atuação.	Mantém inalterado.
§ 1º As demais atribuições individuais dos diretores serão detalhadas no Regimento Interno da Diretoria.	**§ 1º** As demais atribuições individuais dos diretores serão detalhadas no Regimento Interno da Diretoria.	Mantém inalterado.
§ 2º Além das atribuições estabelecidas neste Estatuto, compete aos diretores assistir e auxiliar o Diretor Presidente na administração dos negócios da Companhia, bem como	**§ 2º** Além das atribuições estabelecidas neste Estatuto, compete aos diretores assistir e auxiliar o Diretor Presidente na administração dos negócios da Companhia, bem como	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 34/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
assegurar a cooperação e o apoio aos demais diretores no âmbito de suas respectivas competências, visando à consecução dos objetivos e interesses da Companhia.	assegurar a cooperação e o apoio aos demais diretores no âmbito de suas respectivas competências, visando à consecução dos objetivos e interesses da Companhia.	
§ 3º Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das Subsidiárias Integrais e controladas.	**§ 3º** Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das Subsidiárias Integrais e controladas.	Mantém inalterado.
Art. 38 A diretoria responsável por governança, risco e compliance tem a atribuição de verificar o cumprimento de obrigações e gestão de riscos, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, dentre outras definidas no Regimento Interno da Diretoria.	**Art. 38** A diretoria responsável por governança, risco e compliance tem a atribuição de verificar o cumprimento de obrigações e gestão de riscos, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, dentre outras definidas no Regimento Interno da Diretoria.	Mantém inalterado.
§ 1º O Diretor responsável por governança, risco e compliance poderá reportar-se diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.	**§ 1º** O Diretor responsável por governança, risco e compliance poderá reportar-se diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.	Mantém inalterado.
§ 2º Para o exercício de suas atribuições, a Diretoria terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.	**§ 2º** Para o exercício de suas atribuições, a Diretoria terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.	Mantém inalterado.
Art. 39 O Diretor responsável por finanças e relações com investidores tem a atribuição de prestar informações ao público investidor, à Comissão de Valores Mobiliários do Brasil, à *Securities and Exchange Commission* dos Estados Unidos da América e às Bolsas de Valores em que a Companhia estiver listada e por manter atualizado o registro	**Art. 39** O Diretor responsável por finanças e relações com investidores tem a atribuição de prestar informações ao público investidor, à Comissão de Valores Mobiliários do Brasil, à *Securities and Exchange Commission* dos Estados Unidos da América e às Bolsas de Valores em que a Companhia estiver listada e por manter atualizado o registro	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 35/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
de companhia aberta, cumprindo toda a legislação e regulamentação aplicável.	de companhia aberta, cumprindo toda a legislação e regulamentação aplicável.	
Representação da Companhia	**Representação da Companhia**	Mantém inalterado.
Art. 40 A Companhia obriga-se perante terceiros:	**Art. 40** A Companhia obriga-se perante terceiros:	Mantém inalterado.
I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;	I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;	Mantém inalterado.
II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;	II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;	Mantém inalterado.
III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;	III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;	Mantém inalterado.
IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.	IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.	Mantém inalterado.
Parágrafo Único. O Diretor responsável por finanças e relações com investidores pode, individualmente, representar a Companhia perante a Comissão de Valores Mobiliários, a *Securities and Exchange Commission* dos Estados Unidos da América, a B3, a instituição financeira prestadora dos serviços de escrituração de ações da Companhia e entidades administradoras de mercados organizados nos quais os valores mobiliários da Companhia estejam admitidos à negociação.	**Parágrafo Único.** O Diretor responsável por finanças e relações com investidores pode, individualmente, representar a Companhia perante a Comissão de Valores Mobiliários, a *Securities and Exchange Commission* dos Estados Unidos da América, a B3, a instituição financeira prestadora dos serviços de escrituração de ações da Companhia e entidades administradoras de mercados organizados nos quais os valores mobiliários da Companhia estejam admitidos à negociação.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 36/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Art. 41 Os diretores poderão constituir mandatários da Companhia, devendo ser especificados no instrumento os atos ou operações que poderão praticar e a duração do mandato, sendo que, apenas as procurações para o foro em geral terão prazo indeterminado.	**Art. 41** Os diretores poderão constituir mandatários da Companhia, devendo ser especificados no instrumento os atos ou operações que poderão praticar e a duração do mandato, sendo que, apenas as procurações para o foro em geral terão prazo indeterminado.	Mantém inalterado.
§ 1º As procurações outorgadas pela Companhia devem ser assinadas por 02 (dois) diretores conjuntamente, especificando os poderes outorgados e com prazo de vigência de, no máximo, 01 (um) ano.	**§ 1º** As procurações outorgadas pela Companhia devem ser assinadas por 02 (dois) diretores conjuntamente, especificando os poderes outorgados e com prazo de vigência de, no máximo, 01 (um) ano.	Mantém inalterado.
§ 2º Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos diretores que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.	**§ 2º** Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos diretores que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.	Mantém inalterado.
Art. 42 Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.	**Art. 42** Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.	Mantém inalterado.
Vacância e substituição	**Vacância e substituição**	Mantém inalterado.
Art. 43 Nas vacâncias, ausências ou impedimentos temporários de qualquer diretor, o Diretor Presidente	**Art. 43** Nas vacâncias, ausências ou impedimentos temporários de qualquer diretor, o Diretor Presidente	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 37/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	Estatuto proposto	Justificativa
designará outro membro da Diretoria para acumular as funções.	designará outro membro da Diretoria para acumular as funções.	
§ 1º Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.	**§ 1º** Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.	Mantém inalterado.
§ 2º Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.	**§ 2º** Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.	Mantém inalterado.
§ 3º Os diretores poderão solicitar ao Conselho de Administração afastamento com licença não remunerada, desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.	**§ 3º** Os diretores poderão solicitar ao Conselho de Administração afastamento com licença não remunerada, desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.	Mantém inalterado.
Art. 44 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, o Diretor Presidente indicará o substituto ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, ao qual caberá eleger o membro indicado, que completará o mandato do substituído.	**Art. 44** Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, o Diretor Presidente indicará o substituto ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, ao qual caberá eleger o membro indicado, que completará o mandato do substituído.	Mantém inalterado.
Parágrafo Único. Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.	**Parágrafo Único.** Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.	Mantém inalterado.
SEÇÃO III – DIRETORIA REUNIDA (REDIR)	**SEÇÃO III – DIRETORIA REUNIDA (REDIR)**	Mantém inalterado.
Funcionamento	**Funcionamento**	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 38/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Art. 45 A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.	**Art. 45** A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.	Mantém inalterado.
§ 1º As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria simples dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.	**§ 1º** As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria simples dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.	Mantém inalterado.
§ 2º A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.	**§ 2º** A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.	Mantém inalterado.
§ 3º As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.	**§ 3º** As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.	Mantém inalterado.
§ 4º As atribuições de Diretores Adjuntos, caso eleitos pelo Conselho de Administração, serão definidas em Regimento Interno das Diretorias, e tal função não confere direito à voto.	**§ 4º** As atribuições de Diretores Adjuntos, caso eleitos pelo Conselho de Administração, serão definidas em Regimento Interno das Diretorias, e tal função não confere direito à voto.	Mantém inalterado.
Art. 46 Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente na reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.	**Art. 46** Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente na reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 39/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Art. 47 As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.	**Art. 47** As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.	Mantém inalterado.
Atribuições	**Atribuições**	Mantém inalterado.
Art. 48 Sem prejuízo das atribuições definidas em lei e no Regimento Interno da Diretoria, compete à Diretoria Reunida:	**Art. 48** Sem prejuízo das atribuições definidas em lei e no Regimento Interno da Diretoria, compete à Diretoria Reunida:	Mantém inalterado.
I deliberar sobre os negócios da Companhia de forma sustentável, considerando o seu objeto social, os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades;	I deliberar sobre os negócios da Companhia de forma sustentável, considerando o seu objeto social, os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades;	Mantém inalterado.
II cumprir e fazer cumprir a legislação aplicável, o Estatuto Social, as políticas e normas internas da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;	II cumprir e fazer cumprir a legislação aplicável, o Estatuto Social, as políticas e normas internas da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;	Mantém inalterado.
III instruir e submeter à aprovação do Conselho de Administração, manifestando-se previamente sobre:	III instruir e submeter à aprovação do Conselho de Administração, manifestando-se previamente sobre:	Mantém inalterado.
a) os planos e programas anuais e plurianuais, alinhando os dispêndios de investimentos, aos respectivos projetos, contemplando a análise de riscos e oportunidades para um horizonte mínimo, definido no Regimento Interno das Diretorias;	a) os planos e programas anuais e plurianuais, alinhando os dispêndios de investimentos, aos respectivos projetos, contemplando a análise de riscos e oportunidades para um horizonte mínimo, definido no Regimento Interno das Diretorias;	Mantém inalterado.
b**)** o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;	b**)** o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;	Mantém inalterado.
c) os projetos de investimento, participações em novos negócios, outras sociedades, consórcios, *joint ventures*,	c) os projetos de investimento, participações em novos negócios, outras sociedades, consórcios, *joint ventures*,	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 40/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;	Subsidiárias Integrais e outras formas de associação e empreendimentos, bem como pela aprovação de constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;	
d) o resultado de desempenho das atividades da Companhia;	d) o resultado de desempenho das atividades da Companhia;	Mantém inalterado.
e) os relatórios trimestrais da Companhia, acompanhados das demonstrações financeiras;	e) os relatórios trimestrais da Companhia, acompanhados das demonstrações financeiras;	Mantém inalterado.
f) o relatório da administração acompanhado das demonstrações financeiras e respectivas notas explicativas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício;	f) o relatório da administração acompanhado das demonstrações financeiras e respectivas notas explicativas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício;	Mantém inalterado.
g) o Relato Integrado ou o Relatório de Sustentabilidade da Companhia e demais relatórios corporativos a serem subscritos pelo Conselho de Administração;	g) o Relato Integrado ou o Relatório de Sustentabilidade da Companhia e demais relatórios corporativos a serem subscritos pelo Conselho de Administração;	Mantém inalterado.
h) o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.	h) o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.	Mantém inalterado.
i) as revisões do Código de Conduta e o Programa de Integridade da Companhia, em conformidade com a legislação aplicável;	i) as revisões do Código de Conduta e o Programa de Integridade da Companhia, em conformidade com a legislação aplicável;	Mantém inalterado.
j) as transações entre partes relacionadas, dentro dos critérios e limites definidos pela Companhia;	j) as transações entre partes relacionadas, dentro dos critérios e limites definidos pela Companhia.	Mantém inalterado.
IV aprovar:	**IV** aprovar:	Mantém inalterado.
a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua implantação e execução;	a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua implantação e execução;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 41/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
b) o plano de contas contábil;	**b)** o plano de contas contábil;	Mantém inalterado.
c) o plano anual de seguros da Companhia;	**c)** o plano anual de seguros da Companhia;	Mantém inalterado.
d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral;	d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral;	Mantém inalterado.
e) indicação dos representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas Subsidiárias Integrais tenham ou venham a ter participação direta ou indireta;	e) indicação dos representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas Subsidiárias Integrais tenham ou venham a ter participação direta ou indireta;	Mantém inalterado.
f) a participação corporativa em associações de classe e entidades não governamentais;	f) a participação corporativa em associações de classe e entidades não governamentais;	Mantém inalterado.
g) proposta relacionada à política de pessoal; e	g) proposta relacionada à política de pessoal; e	Mantém inalterado.
h) o regulamento interno de aquisições e contratos.	h) o regulamento interno de aquisições e contratos.	Mantém inalterado.
V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração e os limites de alçada estabelecidos em normativa interna e no Regimento Interno da Diretoria:	V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração e os limites de alçada estabelecidos em normativa interna e no Regimento Interno da Diretoria:	Mantém inalterado.
a) atos de renúncia ou transação judicial ou extrajudicial, para pôr fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e	**a)** atos de renúncia ou transação judicial ou extrajudicial, para pôr fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e	Mantém inalterado.
b) celebração de quaisquer negócios jurídicos quando o valor da operação não ultrapassar 2% (dois por cento) do patrimônio líquido, sem prejuízo da competência atribuída	**b)** celebração de quaisquer negócios jurídicos quando o valor da operação não ultrapassar 2% (dois por cento) do patrimônio líquido, sem prejuízo da competência atribuída	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 42/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
pelo Estatuto ao Conselho de Administração, incluindo aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas.	pelo Estatuto ao Conselho de Administração, incluindo aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas.	
VI . Quando o valor acumulado da aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas atingir 5% (cinco por cento) do Patrimônio Líquido da Companhia, no decorrer do exercício fiscal, encaminhar relatório para deliberação pelo Conselho de Administração.	**VI** . Quando o valor acumulado da aquisição, alienação ou oneração de ativos, obtenção de empréstimos e financiamentos, assunção de obrigações em geral e, ainda, associação com outras pessoas jurídicas atingir 5% (cinco por cento) do Patrimônio Líquido da Companhia, no decorrer do exercício fiscal, encaminhar relatório para deliberação pelo Conselho de Administração.	Mantém inalterado.
VII estabelecer as premissas e aprovar a constituição das estruturas organizacionais da Companhia e de suas Subsidiárias Integrais;	VII estabelecer as premissas e aprovar a constituição das estruturas organizacionais da Companhia e de suas Subsidiárias Integrais;	Mantém inalterado.
VIII negociar e firmar instrumentos de gestão entre a Companhia, suas Subsidiárias Integrais e Sociedades de Propósito Específico Integrais;	**VIII** negociar e firmar instrumentos de gestão entre a Companhia, suas Subsidiárias Integrais e Sociedades de Propósito Específico Integrais;	Mantém inalterado.
IX estabelecer e monitorar práticas de governança, controles internos, diretrizes e políticas para suas Subsidiárias Integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;	IX estabelecer e monitorar práticas de governança, controles internos, diretrizes e políticas para suas Subsidiárias Integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;	Mantém inalterado.
X autorizar abertura, instalação, transferência e extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos;	**X** autorizar abertura, instalação, transferência e extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 43/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	Estatuto proposto	Justificativa
XI indicar, caso decida, a Subsidiária Integral responsável pela execução das atividades relativas à gestão das sociedades nas quais a Companhia e suas Subsidiárias Integrais detêm participação acionária, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes; e	**XI** indicar, caso decida, a Subsidiária Integral responsável pela execução das atividades relativas à gestão das sociedades nas quais a Companhia e suas Subsidiárias Integrais detêm participação acionária, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes; e	Mantém inalterado.
XII orientar o voto a ser proferido pela Companhia nas Assembleias Gerais das Subsidiárias Integrais e demais sociedades e associações em que a Companhia possua participação direta.	**XII** orientar o voto a ser proferido pela Companhia nas Assembleias Gerais das Subsidiárias Integrais e demais sociedades e associações em que a Companhia possua participação direta.	Mantém inalterado.
Parágrafo Único. A Diretoria poderá designar mandatários ou conferir poderes aos demais níveis gerenciais da Companhia e da estrutura compartilhada da qual participa, por meio de norma interna ou por instrumento hábil, inclusive em conjunto com as Subsidiárias Integrais, dentro dos limites e competência individuais atribuídos aos diretores, tais como a assinatura de contratos, convênios, termos de cooperação, além de outros instrumentos que gerem obrigação para a Companhia ou suas Subsidiárias Integrais, exceto os atos indelegáveis por lei desde que previamente aprovados dentro dos limites ora estabelecidos.	**Parágrafo Único.** A Diretoria poderá designar mandatários ou conferir poderes aos demais níveis gerenciais da Companhia e da estrutura compartilhada da qual participa, por meio de norma interna ou por instrumento hábil, inclusive em conjunto com as Subsidiárias Integrais, dentro dos limites e competência individuais atribuídos aos diretores, tais como a assinatura de contratos, convênios, termos de cooperação, além de outros instrumentos que gerem obrigação para a Companhia ou suas Subsidiárias Integrais, exceto os atos indelegáveis por lei desde que previamente aprovados dentro dos limites ora estabelecidos.	Mantém inalterado.
Art. 49 O Regimento Interno da Diretoria detalhará as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.	**Art. 49** O Regimento Interno da Diretoria detalhará as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 44/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
CAPÍTULO V – COMITÊS ESTATUTÁRIOS	**CAPÍTULO V – COMITÊS ESTATUTÁRIOS**	Mantém inalterado.
Art. 50 A Companhia contará com o Comitê de Auditoria Estatutário, o Comitê de Investimentos e Inovação, Comitê de Gente e o Comitê de Desenvolvimento Sustentável.	**Art. 50** A Companhia contará com o Comitê de Auditoria Estatutário, o Comitê de Investimentos e Inovação, Comitê de Gente e o Comitê de Desenvolvimento Sustentável.	Mantém inalterado.
§1º Os comitês estatutários serão remunerados, sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.	**§1º** Os comitês estatutários serão remunerados, sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.	Mantém inalterado.
§2º O Conselho de Administração poderá criar comitês adicionais para o assessoramento da Administração da Companhia, com objetivos restritos e específicos e com prazo de duração, designando os seus respectivos membros.	**§2º** O Conselho de Administração poderá criar comitês adicionais para o assessoramento da Administração da Companhia, com objetivos restritos e específicos e com prazo de duração, designando os seus respectivos membros.	Mantém inalterado.
§3º O funcionamento, a remuneração dos integrantes e as atribuições dos comitês previstos neste Artigo serão disciplinados pelo Conselho de Administração, por meio de seus respectivos Regimentos Internos, respeitado o disposto neste Estatuto Social.	**§3º** O funcionamento, a remuneração dos integrantes e as atribuições dos comitês previstos neste Artigo serão disciplinados pelo Conselho de Administração, por meio de seus respectivos Regimentos Internos, respeitado o disposto neste Estatuto Social.	Mantém inalterado.
SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)	**SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)**	Mantém inalterado.
Art. 51 O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	**Art. 51** O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento e vinculado ao Conselho de Administração.	Ajuste de redação para fins de atendimento aos requisitos do Novo Mercado
Art. 52 O Comitê de Auditoria Estatutário será único para a Companhia e suas Subsidiárias Integrais, exercendo suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	**Art. 52** O Comitê de Auditoria Estatutário será único para a Companhia e suas Subsidiárias Integrais, exercendo suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 45/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Art. 53 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação e regulamentação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	**Art. 53** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação e regulamentação vigente e serão detalhadas por regimento interno específico, que definirá também as atividades do Coordenador do Comitê, e o qual será aprovado pelo Conselho de Administração.	Ajuste de redação para fins de atendimento aos requisitos do Novo Mercado.
§ 1º O Presidente do Comitê de Auditoria Estatutário será eleito pelo Conselho de Administração, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas.	§ 1º O ~~Presidente~~ Coordenador do Comitê de Auditoria Estatutário será eleito pelo Conselho de Administração, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas.	Ajuste de redação para fins de atendimento aos requisitos do Novo Mercado.
§ 2º O Comitê de Auditoria Estatutário será composto por 3 (três) a 5 (cinco) membros, conforme definido pelo Conselho de Administração, escolhidos, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 2 (dois) anos, permitidas reeleições, observados os seguintes parâmetros::	**§ 2º** O Comitê de Auditoria Estatutário será composto por 3 (três) a 5 (cinco) membros, conforme definido pelo Conselho de Administração, escolhidos, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 2 (dois) anos, permitidas reeleições, observados os seguintes parâmetros, sendo permitido, quando aplicável, que o mesmo membro acumule mais de uma das características:	Inclusão de permissão expressa a que um dos membros do CAE acumule as funções exigidas.
I ter a maioria de membros independentes nos termos da legislação e regulamentação aplicáveis;	**I** ter a maioria de membros independentes nos termos da legislação e regulamentação aplicáveis;	Mantém inalterado.
II no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, que o caracterize como "especialista financeiro" nos termos da legislação vigente**;**	**II** no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, ~~que o caracterize como "especialista financeiro" nos termos da legislação vigente~~ nos termos da regulamentação editada pela Comissão de Valores Mobiliários que dispõe sobre o registro e o exercício da atividade de auditoria independente no âmbito do mercado de valores mobiliários;	Ajuste de texto, visando atender ao Regulamento do Novo Mercado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 46/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
III no mínimo 01 (um) dos membros do Comitê deverá ser integrante do Conselho de Administração;	**III** no mínimo 01 (um) dos membros do Comitê deverá ser ~~integrante~~ membro independente do Conselho de Administração;	Ajuste de redação para fins de atendimento aos requisitos do Novo Mercado.
IV no mínimo 01 (um) dos membros do Comitê não será membro do Conselho de Administração e deverá ser escolhido dentre pessoas de mercado de notória experiência e capacidade técnica;	**IV** no mínimo 01 (um) dos membros do Comitê não será membro do Conselho de Administração e deverá ser escolhido dentre pessoas de mercado de notória experiência e capacidade técnica;	Mantém inalterado.
V o Presidente do Comitê deverá ser membro do Conselho de Administração~~.~~;	**V** o Presidente do Comitê deverá ser membro do Conselho de Administração;	Mantém inalterado.
VI o prazo máximo para exercício do cargo é de 10 anos; e	**VI** o prazo máximo para exercício do cargo é de 10 anos; e	Mantém inalterado.
VII é vedada a participação de diretores da companhia, suas controladas, controladora, coligadas ou sociedades em controle comum, diretas ou indiretas, no Comitê.	**VII** é vedada a participação de diretores da companhia, suas controladas, controladora, coligadas ou sociedades em controle comum, diretas ou indiretas, no Comitê, ou de qualquer profissional que não possua a necessária independência para o exercício da função, nos termos do Regulamento do Novo Mercado.	Ajuste de texto, visando atender ao Regulamento do NM.
§ 3º O Comitê de Auditoria Estatutário se reunirá: (i) ordinariamente, uma vez por mês; (ii) trimestralmente com o Conselho Fiscal, Conselho de Administração, Auditoria Interna e auditoria independente; e (iii) extraordinariamente, sempre que necessário, decidindo por maioria de votos, com registro em ata a ser divulgada, no *website* da Companhia e em conformidade com a legislação aplicável, salvo quando o Conselho de Administração entender que sua publicação poderá colocar em risco interesse legítimo da Companhia, quando divulgará apenas seu extrato.	**§ 3º** O Comitê de Auditoria Estatutário se reunirá: (i) ordinariamente, uma vez por mês; (ii) trimestralmente com o Conselho Fiscal, Conselho de Administração, Auditoria Interna e auditoria independente; e (iii) extraordinariamente, sempre que necessário, decidindo por maioria de votos, com registro em ata a ser divulgada, no *website* da Companhia e em conformidade com a legislação aplicável, salvo quando o Conselho de Administração entender que sua publicação poderá colocar em risco interesse legítimo da Companhia, quando divulgará apenas seu extrato.	Renumerado, considerando a inserção de parágrafo precedente.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 47/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
§ 4º A Auditoria Interna será vinculada funcionalmente ao Conselho de Administração por intermédio do Comitê de Auditoria Estatutário.	**§ 4º** A Auditoria Interna será vinculada funcionalmente ao Conselho de Administração por intermédio do Comitê de Auditoria Estatutário.	Renumerado, considerando a inserção de parágrafo precedente.
NOVO	**§ 5º** A Companhia divulgará, anualmente, o relatório resumido do Comitê de Auditoria Estatutário, contemplando as reuniões realizadas e os principais assuntos discutidos, e destacando as recomendações feitas ao Conselho de Administração.	Novo, visando atender ao Regulamento do Novo Mercado.
Art. 54 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	**Art. 54** É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	Mantém inalterado.
Novo.	**Parágrafo único.** Sem prejuízo das demais atribuições estabelecidas nas normas aplicáveis e no regimento interno, compete ao Comitê de Auditoria Estatutário:	Inclusão para adequação aos requerimentos do Novo Mercado
Novo.	(i) opinar sobre a contratação e destituição dos serviços de auditoria independente;	Inclusão para adequação aos requerimentos do Novo Mercado
Novo.	(ii) avaliar as informações trimestrais, demonstrações intermediárias e demonstrações financeiras;	Inclusão para adequação aos requerimentos do Novo Mercado
Novo.	(iii) acompanhar as atividades da auditoria interna e da área de controles internos da Companhia;	Inclusão para adequação aos requerimentos do Novo Mercado
Novo.	(iv) avaliar e monitorar as exposições de risco da Companhia;	Inclusão para adequação aos requerimentos do Novo Mercado
Novo.	(v) avaliar, monitorar, e recomendar à administração a correção ou aprimoramento das políticas internas da	Inclusão para adequação aos requerimentos do Novo Mercado

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 48/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
	Companhia, incluindo a política de transações entre partes relacionadas; e	
Novo.	(vi) possuir meios para recepção e tratamento de informações acerca do descumprimento de dispositivos legais e normativos aplicáveis à Companhia, além de regulamentos e códigos internos, inclusive com previsão de procedimentos específicos para proteção do prestador e da confidencialidade da informação.	Inclusão para adequação aos requerimentos do Novo Mercado
SEÇÃO II - COMITÊ DE INVESTIMENTOS E INOVAÇÃO (CII)	**SEÇÃO II - COMITÊ DE INVESTIMENTOS E INOVAÇÃO (CII)**	Mantém inalterado.
Art. 55 O Comitê de Investimentos e Inovação é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	**Art. 55** O Comitê de Investimentos e Inovação é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Mantém inalterado.
Art. 56 O Comitê de Investimentos e Inovação será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	**Art. 56** O Comitê de Investimentos e Inovação será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	Mantém inalterado.
Art. 57 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	**Art. 57** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Mantém inalterado.
§ 1º O presidente do Comitê de Investimentos e Inovação, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas.	**§ 1º** O presidente do Comitê de Investimentos e Inovação, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro próprio de atas.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 49/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
§ 2º O Comitê de Investimentos e Inovação será composto por 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas reeleições.	**§ 2º** O Comitê de Investimentos e Inovação será composto por 03 (três) membros do Conselho de Administração, eleitos e destituídos por aquele colegiado, todos com prazo de mandato unificado de 02 (dois) anos, permitidas reeleições.	Mantém inalterado.
§ 3º O Diretor Presidente da Companhia integrará o Comitê de Investimentos e Inovação, sem direito à voto; e	**§ 3º** O Diretor Presidente da Companhia integrará o Comitê de Investimentos e Inovação, sem direito à voto; e	Mantém inalterado.
§ 4º O Comitê de Investimentos e Inovação se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	**§ 4º** O Comitê de Investimentos e Inovação se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	Mantém inalterado.
Art. 58 É conferido ao Comitê de Investimentos e Inovação autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com contratação e utilização de especialistas externos independentes.	**Art. 58** É conferido ao Comitê de Investimentos e Inovação autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com contratação e utilização de especialistas externos independentes.	Mantém inalterado.
SEÇÃO III - COMITÊ DE DESENVOVIMENTO SUSTENTÁVEL (CDS)	**SEÇÃO III - COMITÊ DE DESENVOVIMENTO SUSTENTÁVEL (CDS)**	Mantém inalterado.
Art. 59 O Comitê de Desenvolvimento Sustentável é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	**Art. 59** O Comitê de Desenvolvimento Sustentável é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Mantém inalterado.
Art. 60 O Comitê de Desenvolvimento Sustentável será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	**Art. 60** O Comitê de Desenvolvimento Sustentável será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 50/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Art. 61 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	**Art. 61** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Mantém inalterado.
§ 1º O presidente do Comitê de Desenvolvimento Sustentável, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão.	**§ 1º** O presidente do Comitê de Desenvolvimento Sustentável, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão.	Mantém inalterado.
§ 1º O presidente do Comitê de Desenvolvimento Sustentável, ao qual caberá dar cumprimento às deliberações do órgão, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê.	**§ 1º** O presidente do Comitê de Desenvolvimento Sustentável, ao qual caberá dar cumprimento às deliberações do órgão, será membro do Conselho de Administração, devendo ser eleito na primeira reunião após a eleição dos membros do Comitê.	Mantém inalterado.
§ 2º O Comitê de Desenvolvimento Sustentável será composto de 03 (três) membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitida reeleição, observados os seguintes parâmetros:	**§ 2º** O Comitê de Desenvolvimento Sustentável será composto de 03 (três) membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitida reeleição, observados os seguintes parâmetros:	Mantém inalterado.
I até 03 (três) membros do Conselho de Administração; e	I até 03 (três) membros do Conselho de Administração; e	Mantém inalterado.
II até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.	II até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.	Mantém inalterado.
§ 3º O Diretor Presidente da Companhia integrará o Comitê de Desenvolvimento Sustentável sem direito à voto; e	**§ 3º** O Diretor Presidente da Companhia integrará o Comitê de Desenvolvimento Sustentável sem direito à voto; e	Mantém inalterado.
§ 4º O Comitê de Desenvolvimento Sustentável se reunirá periodicamente, decidindo por maioria de votos,	**§ 4º** O Comitê de Desenvolvimento Sustentável se reunirá periodicamente, decidindo por maioria de votos,	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 51/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	
Art. 62 É conferido ao Comitê de Desenvolvimento Sustentável autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	**Art. 62** É conferido ao Comitê de Desenvolvimento Sustentável autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	Mantém inalterado.
SEÇÃO IV - COMITÊ DE GENTE (CDG)	**SEÇÃO IV - COMITÊ DE GENTE (CDG)**	Mantém inalterado.
Art. 63 O Comitê de Gente é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	**Art. 63** O Comitê de Gente é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Mantém inalterado.
Art. 64 O Comitê de Gente será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	**Art. 64** O Comitê de Gente será único para a Companhia e suas Subsidiárias Integrais, podendo exercer suas atribuições e responsabilidades junto às sociedades controladas direta ou indiretamente pela Companhia, mediante deliberação do Conselho de Administração.	Mantém inalterado.
Art. 65 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	**Art. 65** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Mantém inalterado.
§ 1º O Comitê de Gente auxiliará o Conselho de Administração na elaboração e no acompanhamento do plano de sucessão, na avaliação e na estratégia de remuneração dos administradores, membros de comitês de	**§ 1º** O Comitê de Gente auxiliará o Conselho de Administração na elaboração e no acompanhamento do plano de sucessão, na avaliação e na estratégia de remuneração dos administradores, membros de comitês de	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 52/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
assessoramento e conselheiros fiscais, e nas propostas e demais assuntos relativos à política de pessoal.	assessoramento e conselheiros fiscais, e nas propostas e demais assuntos relativos à política de pessoal.	
§ 2º O Comitê de Gente acompanhará o processo de elegibilidade dos administradores, conselheiros fiscais e membros de Comitês Estatutários em conformidade com as disposições legais e estatutárias e considerando ainda as regras fixadas em normativos internos.	**§ 2º** O Comitê de Gente acompanhará o processo de elegibilidade dos administradores, conselheiros fiscais e membros de Comitês Estatutários em conformidade com as disposições legais e estatutárias e considerando ainda as regras fixadas em normativos internos.	Mantém inalterado.
§ 3º O presidente do Comitê de Gente, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão.	**§ 3º** O presidente do Comitê de Gente, será eleito pelo Conselho de Administração, dentre os seus membros, ao qual caberá dar cumprimento às deliberações do órgão.	Mantém inalterado.
§ 4º O Comitê de Gente será composto de 03 (três) membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitida reeleição, observados os seguintes parâmetros:	**§ 4º** O Comitê de Gente será composto de 03 (três) membros, eleitos e destituídos pelo Conselho de Administração, todos com prazo de mandato unificado de 02 (dois) anos, permitida reeleição, observados os seguintes parâmetros:	Mantém inalterado.
I até 03 (três) membros do Conselho de Administração; e	**I** até 03 (três) membros do Conselho de Administração; e	Mantém inalterado.
II até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.	**II** até 01 (um) membro externo com experiência profissional reconhecida em assuntos de responsabilidade do Comitê.	Mantém inalterado.
§ 5º O Diretor Presidente da Companhia integrará o Comitê de Gente sem direito à voto; e	**§ 5º** O Diretor Presidente da Companhia integrará o Comitê de Gente sem direito à voto; e	Mantém inalterado.
§ 6º O Comitê de Gente se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	**§ 6º** O Comitê de Gente se reunirá periodicamente, decidindo por maioria de votos, com registro em ata, inclusive das dissidências e dos protestos, conforme previsto em seu Regimento Interno.	Mantém inalterado.
Art. 66 É conferido ao Comitê de Gente autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de	**Art. 66** É conferido ao Comitê de Gente autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 53/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	Administração, para conduzir, dentro do seu escopo, suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	
CAPÍTULO VI - CONSELHO FISCAL (CF)	**CAPÍTULO VI - CONSELHO FISCAL (CF)**	Mantém inalterado.
Art. 67 A Companhia contará com um Conselho Fiscal de funcionamento permanente de fiscalização, de atuação colegiada e individual, com as competências e atribuições previstas na Lei Federal nº 6.404/1976 e demais disposições legais aplicáveis.	**Art. 67** A Companhia contará com um Conselho Fiscal de funcionamento permanente de fiscalização, de atuação colegiada e individual, com as competências e atribuições previstas na Lei Federal nº 6.404/1976 e demais disposições legais aplicáveis.	Mantém inalterado.
Art. 68 O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.	**Art. 68** O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.	Mantém inalterado.
Composição e funcionamento	**Composição e funcionamento**	Mantém inalterado.
Art. 69 O Conselho Fiscal, de funcionamento permanente, será composto por 03 (três) membros titulares e igual número de suplentes, eleitos em Assembleia Geral, nos termos da Lei nº 6.404/1976, com mandato unificado de 01 (um) ano, a contar da data de sua eleição, permitida reeleição.	**Art. 69** O Conselho Fiscal, de funcionamento permanente, será composto por 03 (três) membros titulares e igual número de suplentes, eleitos em Assembleia Geral, nos termos da Lei nº 6.404/1976, com mandato unificado de 01 (um) ano, a contar da data de sua eleição, permitida reeleição.	Mantém inalterado.
§ 1º O presidente do Conselho Fiscal será eleito por seus pares na primeira reunião após a eleição de seus membros, cabendo ao presidente dar cumprimento às deliberações do órgão.	**§ 1º** O presidente do Conselho Fiscal será eleito por seus pares na primeira reunião após a eleição de seus membros, cabendo ao presidente dar cumprimento às deliberações do órgão.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 54/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
§ 2º Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função.	**§ 2º** Podem ser membros do Conselho Fiscal ~~pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função~~ que atendam os requisitos e não estejam sujeitos aos impedimentos previstos em lei.	Ajuste de texto, visando clarificar a redação do parágrafo.
Art. 70 As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	**Art. 70** As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	Mantém inalterado.
§ 1º A função de membro do Conselho Fiscal é indelegável.	**§ 1º** A função de membro do Conselho Fiscal é indelegável.	Mantém inalterado.
§ 2º Os membros do Conselho Fiscal têm os mesmos deveres dos administradores de que tratam os artigos 153 a 156 da Lei Federal nº 6.404/1976 e respondem pelos danos resultantes de omissão no cumprimento de seus deveres e de atos praticados com culpa ou dolo, ou com violação da lei ou do estatuto	**§ 2º** Os membros do Conselho Fiscal têm os mesmos deveres dos administradores de que tratam os artigos 153 a 156 da Lei Federal nº 6.404/1976 e respondem pelos danos resultantes de omissão no cumprimento de seus deveres e de atos praticados com culpa ou dolo, ou com violação da lei ou do estatuto	Mantém inalterado.
Vacância e substituições	**Vacância e substituições**	Mantém inalterado.
Art. 71 Na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato.	**Art. 71** Na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato.	Mantém inalterado.
Representação e pareceres	**Representação e pareceres**	Mantém inalterado.
Art. 72 O presidente do Conselho Fiscal, ou ao menos um dos membros deverá comparecer às reuniões da Assembleia Geral e responder aos pedidos de informações formulados pelos acionistas.	**Art. 72** O presidente do Conselho Fiscal, ou ao menos um dos membros deverá comparecer às reuniões da Assembleia Geral e responder aos pedidos de informações formulados pelos acionistas.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 55/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Parágrafo único. Os pareceres e representações do Conselho Fiscal, ou de qualquer um de seus membros, poderão ser apresentados e lidos na Assembleia Geral, independentemente de publicação e ainda que a matéria não conste da ordem do dia.	**Parágrafo único**. Os pareceres e representações do Conselho Fiscal, ou de qualquer um de seus membros, poderão ser apresentados e lidos na Assembleia Geral, independentemente de publicação e ainda que a matéria não conste da ordem do dia.	Mantém inalterado.
CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS	**CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS**	Mantém inalterado.
Posse, impedimentos e vedações	**Posse, impedimentos e vedações**	Mantém inalterado.
Art 73 Para investidura no cargo, os membros dos órgãos estatutários deverão observar as condições mínimas impostas pela Lei Federal nº 6.404/1976, bem como deverão cumprir os procedimentos estabelecidos na Política de Indicação.	**Art 73** Para investidura no cargo, os membros dos órgãos estatutários deverão observar as condições mínimas impostas pela Lei Federal nº 6.404/1976, bem como deverão cumprir os procedimentos estabelecidos na Política de Indicação.	Mantém inalterado.
Parágrafo Único - Em razão de incompatibilidade, é vedada a investidura para o Conselho de Administração, comitês de assessoramento, Diretoria Executiva e Conselho Fiscal da Copel e suas Subsidiárias Integrais:	**Parágrafo Único** - Em razão de incompatibilidade, é vedada a investidura para o Conselho de Administração, comitês de assessoramento, Diretoria Executiva e Conselho Fiscal da Copel e suas Subsidiárias Integrais:	Mantém inalterado.
I - de representante do órgão regulador ao qual a Companhia está sujeita, de Ministro de Estado, de Secretário de Estado, de Secretário Municipal, de titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo; e	I - de representante do órgão regulador ao qual a Companhia está sujeita, de Ministro de Estado, de Secretário de Estado, de Secretário Municipal, de titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo; e	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 56/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
II - de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em cargo de organização sindical.	II - de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em cargo de organização sindical.	Mantém inalterado.
Art. 74 Os membros dos órgãos estatutários serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas.	**Art. 74** Os membros dos órgãos estatutários, efetivos e suplentes, quando for o caso, serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas, que deve contemplar sua sujeição à cláusula compromissória referida no artigo 98.	Ajuste de texto, visando refletir os dispositivos obrigatórios do Novo Mercado.
§ 1º O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio indicado somente mediante comunicação escrita à Companhia.	**§ 1º** O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio indicado somente mediante comunicação escrita à Companhia.	Mantém inalterado.
§ 2º A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato.	**§ 2º** A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato.	Mantém inalterado.
Art. 71 A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do Termo de Anuência dos Administradores, e a posse dos membros do Conselho Fiscal estará condicionada à prévia subscrição do Termo de Anuência dos Membros do Conselho Fiscal, nos termos do Regulamento do Nível 2 da B3, bem como ao atendimento dos requisitos legais aplicáveis.	~~**Art. 71** A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do Termo de Anuência dos Administradores, e a posse dos membros do Conselho Fiscal estará condicionada à prévia subscrição do Termo de Anuência dos Membros do Conselho Fiscal, nos termos do Regulamento do Nível 2 da B3, bem como ao atendimento dos requisitos legais aplicáveis.~~	Excluído em vista da migração ao Novo Mercado

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 57/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Art. 72 Os administradores da Companhia, os membros do Conselho Fiscal e dos Comitês Estatutários_deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura do termo respectivo.	**Art.** ~~72~~ **75** Os administradores da Companhia, os membros do Conselho Fiscal e dos Comitês Estatutários_deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura do termo respectivo.	Renumerado, considerando a exclusão de artigos precedentes.
Art. 73 O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse.	**Art.** ~~73~~ **76** O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse.	Renumerado, considerando a exclusão de artigos precedentes.
Art. 74 Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição a qualquer tempo, nos termos da legislação aplicável e deste Estatuto.	**Art.** ~~74~~ **77** Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição a qualquer tempo, nos termos da legislação aplicável e deste Estatuto.	Renumerado, considerando a exclusão de artigos precedentes.
Art. 75 Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.	**Art.** ~~75~~ **78** Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.	Renumerado, considerando a exclusão de artigos precedentes.
Art. 76 Além dos casos previstos em lei, dar-se-á vacância do cargo quando:	**Art.** ~~76~~ **79** Além dos casos previstos em lei, dar-se-á vacância do cargo quando:	Renumerado, considerando a exclusão de artigos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 58/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
I o membro do Conselho de Administração ou Fiscal ou dos Comitês Estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa; e	I o membro do Conselho de Administração ou Fiscal ou dos Comitês Estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa; e	Mantém inalterado.
II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração.	II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração.	Mantém inalterado.
Art. 77 Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos Comitês Estatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas Subsidiárias Integrais, podendo contar com instituição independente, conforme procedimento previamente definido e em conformidade com a Política de Avaliação.	**Art. ~~77~~ 80** Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos Comitês Estatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas Subsidiárias Integrais, podendo contar com instituição independente, conforme procedimento previamente definido e em conformidade com a Política de Avaliação.	Renumerado, considerando a exclusão de artigos precedentes.
Art. 78 Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro próprio de atas, podendo estas serem lavradas de forma sumária.	**Art. ~~78~~ 81** Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro próprio de atas, podendo estas serem lavradas de forma sumária.	Renumerado, considerando a exclusão de artigos precedentes.
§ 1º Em caso de decisão que não seja unânime, justificativa para o voto divergente poderá ser registrada, observando que se exime de responsabilidade o membro dissidente que faça consignar sua divergência em ata de reunião ou, não sendo possível, dê ciência imediata e por escrito de sua posição.	**§ 1º** Em caso de decisão que não seja unânime, justificativa para o voto divergente poderá ser registrada, observando que se exime de responsabilidade o membro dissidente que faça consignar sua divergência em ata de reunião ou, não sendo possível, dê ciência imediata e por escrito de sua posição.	Mantém inalterado.
§ 2º Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver	**§ 2º** Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 59/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
presidindo a reunião terá o voto de desempate, além do voto pessoal.	presidindo a reunião terá o voto de desempate, além do voto pessoal.	
Art. 79 Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.	**Art. ~~78~~ 82** Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.	Renumerado, considerando a exclusão de artigos precedentes.
Art. 80 As reuniões dos órgãos estatutários podem ser presenciais, por audioconferência ou videoconferência, nos termos deste Estatuto e do respectivo Regimento Interno.	**Art. ~~78~~ 83** As reuniões dos órgãos estatutários podem ser presenciais, por audioconferência ou videoconferência, nos termos deste Estatuto e do respectivo Regimento Interno.	Renumerado, considerando a exclusão de artigos precedentes.
Remuneração	**Remuneração**	Mantém inalterado.
Art. 81 A remuneração dos membros dos Órgãos Estatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto.	**Art. ~~81~~ 84** A remuneração dos membros dos Órgãos Estatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto.	Renumerado, considerando a exclusão de artigos precedentes.
§ 1º A remuneração dos membros do Conselho Fiscal, fixada pela Assembleia Geral que os eleger, observará o mínimo estabelecido legalmente, além do reembolso obrigatório das despesas de locomoção e estada necessárias ao desempenho da função.	**§ 1º** A remuneração dos membros do Conselho Fiscal, fixada pela Assembleia Geral que os eleger, observará o mínimo estabelecido legalmente, além do reembolso obrigatório das despesas de locomoção e estada necessárias ao desempenho da função.	Mantém inalterado.
§ 2º O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.	**§ 2º** O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.	Mantém inalterado.
CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS	**CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS**	Mantém inalterado.
Art. 82 O exercício social coincide com o ano civil e no término de cada exercício social serão elaboradas as	**Art. ~~82~~ 85** O exercício social coincide com o ano civil e no término de cada exercício social serão elaboradas as demonstrações financeiras observando as regras contidas	Renumerado, considerando a exclusão de artigos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 60/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	Estatuto proposto	Justificativa
demonstrações financeiras observando as regras contidas na Lei Federal nº 6.404/1976, e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão.	na Lei Federal nº 6.404/1976, e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão.	
§ 1º A Companhia deverá elaborar demonstrações financeiras trimestrais e divulgá-las em *website*.	**§ 1º** A Companhia deverá elaborar demonstrações financeiras trimestrais e divulgá-las em *website*.	Mantém inalterado.
§ 2º Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:	**§ 2º** Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:	Mantém inalterado.
I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;	I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;	Mantém inalterado.
II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social;	II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social;	Mantém inalterado.
III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e	III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e	Mantém inalterado.
IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.	IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.	Mantém inalterado.
Art. 83 Os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio, que não poderão ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ajustado de acordo com a Lei Federal nº 6.404/1976.	**Art.** ~~83~~ **86** Os acionistas terão direito, em cada exercício, a receber dividendos e/ou juros sobre o capital próprio, que não poderão ser inferiores a 25% (vinte e cinco por cento) do lucro líquido ajustado de acordo com a Lei Federal nº 6.404/1976.	Renumerado, considerando a exclusão de artigos precedentes.
§ 1º Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em	**§ 1º** Com base nos lucros retidos, nas reservas de lucros e no lucro líquido do exercício em curso, registrados em demonstrações contábeis intermediárias semestrais ou	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 61/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
demonstrações contábeis intermediárias semestrais ou trimestrais, o Conselho de Administração poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou pagamento de juros sobre o capital próprio, desde que em conformidade com a política de dividendos e sem prejuízo da posterior ratificação da Assembleia Geral.	trimestrais, o Conselho de Administração poderá deliberar a distribuição de dividendos intermediários, dividendos intercalares ou pagamento de juros sobre o capital próprio, desde que em conformidade com a política de dividendos e sem prejuízo da posterior ratificação da Assembleia Geral.	
§ 2º Os dividendos intermediários, intercalares e os juros sobre capital próprio, distribuídos nos termos do §1º, serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável.	**§ 2º** Os dividendos intermediários, intercalares e os juros sobre capital próprio, distribuídos nos termos do §1º, serão imputados ao dividendo obrigatório referente ao exercício social em que forem declarados, observada a legislação aplicável.	Mantém inalterado.
§ 3º O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.	**§ 3º** O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.	Mantém inalterado.
§ 4º Os lucros que deixarem de ser distribuídos nos termos do §3º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo permita a situação financeira da Companhia.	**§ 4º** Os lucros que deixarem de ser distribuídos nos termos do §3º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo permita a situação financeira da Companhia.	Mantém inalterado.
§ 5º Quando da distribuição de juros sobre capital próprio, o percentual previsto no *caput* será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável.	**§ 5º** Quando da distribuição de juros sobre capital próprio, o percentual previsto no *caput* será considerado atingido em relação ao montante distribuído líquido de tributos, nos termos da legislação aplicável.	Mantém inalterado.
Art. 84 Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.	**Art. ~~84~~ 87** Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.	Renumerado, considerando a exclusão de artigos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 62/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	Estatuto proposto	Justificativa
CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO	**CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO**	Mantém inalterado.
Art. 85 A Companhia dissolver-se-á e entrará em liquidação nos casos previstos em lei, cabendo à Assembleia Geral estabelecer o modo de liquidação e eleger o liquidante, ou liquidantes, e o Conselho Fiscal, caso seu funcionamento seja solicitado por acionistas que perfaçam o quórum estabelecido em lei ou na regulamentação expedida pela Comissão de Valores Mobiliários, obedecidas as formalidades legais, fixando-lhes os poderes e a remuneração.	**Art. ~~85~~ 88** A Companhia dissolver-se-á e entrará em liquidação nos casos previstos em lei, cabendo à Assembleia Geral estabelecer o modo de liquidação e eleger o liquidante, ou liquidantes, e o Conselho Fiscal, caso seu funcionamento seja solicitado por acionistas que perfaçam o quórum estabelecido em lei ou na regulamentação expedida pela Comissão de Valores Mobiliários, obedecidas as formalidades legais, fixando-lhes os poderes e a remuneração.	Renumerado, considerando a exclusão de artigos precedentes.
CAPÍTULO X - MECANISMOS DE DEFESA	**CAPÍTULO X - MECANISMOS DE DEFESA**	Mantém inalterado.
Art. 86 Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei.	**Art. ~~86~~ 89** Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei.	Renumerado, considerando a exclusão de artigos precedentes.
Art. 87 A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes dos órgãos estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções.	**Art. ~~87~~ 90** A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes dos órgãos estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções.	Renumerado, considerando a exclusão de artigos precedentes.
§ 1º A mesma proteção definida no *caput* será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e/ou administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato	**§ 1º** A mesma proteção definida no *caput* será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e/ou administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 63/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
outorgado pela Companhia ou no exercício de competência delegada pelos administradores.	outorgado pela Companhia ou no exercício de competência delegada pelos administradores.	
§ 2º A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia.	**§ 2º** A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia.	Mantém inalterado.
§ 3º Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar, por sua conta, advogado de sua confiança, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade.	**§ 3º** Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar, por sua conta, advogado de sua confiança, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade.	Mantém inalterado.
§ 4º O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do §3º.	**§ 4º** O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do §3º.	Mantém inalterado.
Art. 88 A Companhia poderá celebrar contratos de indenidade, observadas a legislação aplicável e as diretrizes definidas na Política de Indenidade.	**Art. ~~88~~ 91** A Companhia poderá celebrar contratos de indenidade, observadas a legislação aplicável e as diretrizes definidas na Política de Indenidade.	Renumerado, considerando a exclusão de artigos precedentes.
§ 1º Os contratos previstos no caput deste artigo não indenizarão atos praticados:	§ 1º Os contratos previstos no caput deste artigo não indenizarão atos praticados:	Mantém inalterado.
I fora do exercício das atribuições ou poderes de seus signatários;	I fora do exercício das atribuições ou poderes de seus signatários;	Mantém inalterado.
II com má-fé, dolo, culpa grave ou mediante fraude;	II com má-fé, dolo, culpa grave ou mediante fraude;	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 64/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
III em interesse próprio ou de terceiros, em detrimento do interesse social da companhia; e	III em interesse próprio ou de terceiros, em detrimento do interesse social da companhia; e	Mantém inalterado.
IV demais casos previstos na política e no respectivo contrato de indenidade.	IV demais casos previstos na política e no respectivo contrato de indenidade.	Mantém inalterado.
§ 2º A cobertura do contrato de indenidade se aplica caso não exista cobertura de seguro de responsabilidade civil, previsto no artigo 90 do presente Estatuto.	§ 2º A cobertura do contrato de indenidade se aplica caso não exista cobertura de seguro de responsabilidade civil, previsto no artigo ~~90~~ 94 do presente Estatuto.	Ajuste de referência cruzada, tendo em vista a exclusão de artigo precedente.
Art. 89 A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica. Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.	**Art. ~~89~~ 92** A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica. Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.	Renumerado, considerando a exclusão de artigos precedentes.
Art. 90 Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no artigo 86 do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia de todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.	**Art. ~~90~~ 93** Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no artigo ~~86~~ **90** do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia de todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.	Renumeração e ajuste de referência cruzada, tendo em vista a exclusão de artigo precedente.
Art. 91 A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no artigo 86 do presente Estatuto, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de	**Art. ~~91~~ 94** A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no artigo **90** do presente Estatuto, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 65/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.	resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.	
CAPÍTULO XI - ALIENAÇÃO DE CONTROLE	**CAPÍTULO XI - ALIENAÇÃO DE CONTROLE**	Mantém inalterado.
Art. 92 A alienação de controle da Companhia, caso aplicável, tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição, suspensiva ou resolutiva, de que o adquirente se obrigue a efetivar oferta pública de aquisição das ações dos demais acionistas da Companhia, observando as condições e os prazos previstos na legislação vigente e no Regulamento do Nível 2 de Governança Corporativa da B3, de forma a assegurar-lhes tratamento igualitário. àquele dado ao acionista controlador alienante.	**Art. ~~92~~ 95** A alienação direta ou indireta de controle da Companhia, ~~caso aplicável,~~ tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição~~, suspensiva ou resolutiva,~~ de que o adquirente se obrigue a efetivar oferta pública de aquisição das ações tendo por objeto ações de emissão da Companhia de titularidade dos demais acionistas ~~da Companhia~~, observando as condições e os prazos previstos na legislação e na regulamentação vigente e no Regulamento do ~~Nível 2 de Governança Corporativa da B3~~Novo Mercado, de forma a assegurar-lhes tratamento igualitário àquele dado ao acionista controlador alienante.	Ajustado em vista da migração para o Novo mercado.
Parágrafo único. A oferta pública de que trata este artigo será exigida ainda: (i) quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia; ou (ii) em caso de alienação do controle de sociedade que detenha o poder de controle da Companhia, sendo que, nesse caso, o acionista controlador alienante ficará obrigado a declarar à B3 o valor atribuído à Companhia nessa alienação, anexando documentação que comprove esse valor.	~~**Parágrafo único.** A oferta pública de que trata este artigo será exigida ainda: (i) quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia; ou (ii) em caso de alienação do controle de sociedade que detenha o poder de controle da Companhia, sendo que, nesse caso, o acionista controlador alienante ficará obrigado a declarar à B3 o valor atribuído à Companhia nessa alienação, anexando documentação que comprove esse valor.~~	Excluído em vista da migração para o Novo mercado

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 66/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Art. 93 Aquele que adquirir o poder de controle, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, estará obrigado a: (i) efetivar a oferta pública referida no artigo 92 acima; e (ii) pagar, nos termos a seguir indicados, quantia equivalente à diferença entre o preço da oferta pública e o valor pago por ação eventualmente adquirida em bolsa nos 6 (seis) meses anteriores à data da aquisição do Poder de Controle, devidamente atualizado até a data do pagamento. Referida quantia deverá ser distribuída entre todas as pessoas que venderam ações da Companhia nos pregões em que o adquirente realizou as aquisições, proporcionalmente ao saldo líquido vendedor diário de cada uma, cabendo à B3 operacionalizar a distribuição, nos termos de seus regulamentos.	~~**Art. 93** Aquele que adquirir o poder de controle, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, estará obrigado a: (i) efetivar a oferta pública referida no artigo 92 acima; e (ii) pagar, nos termos a seguir indicados, quantia equivalente à diferença entre o preço da oferta pública e o valor pago por ação eventualmente adquirida em bolsa nos 6 (seis) meses anteriores à data da aquisição do Poder de Controle, devidamente atualizado até a data do pagamento. Referida quantia deverá ser distribuída entre todas as pessoas que venderam ações da Companhia nos pregões em que o adquirente realizou as aquisições, proporcionalmente ao saldo líquido vendedor diário de cada uma, cabendo à B3 operacionalizar a distribuição, nos termos de seus regulamentos.~~	Excluído em vista da migração para o Novo mercado
Art. 94 A Companhia não registrará qualquer transferência de ações para o adquirente ou para aquele(s) que vier(em) a deter o poder de controle, enquanto este(s) não subscrever(em) o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.	~~**Art. 94** A Companhia não registrará qualquer transferência de ações para o adquirente ou para aquele(s) que vier(em) a deter o poder de controle, enquanto este(s) não subscrever(em) o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.~~	Excluído em vista da migração para o Novo mercado.
Art. 95 Nenhum acordo de acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia enquanto os seus signatários não tenham subscrito o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.	~~**Art. 95** Nenhum acordo de acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia enquanto os seus signatários não tenham subscrito o Termo de Anuência dos Controladores a que se refere o Regulamento do Nível 2 de Governança Corporativa da B3.~~	Excluído em vista da migração para o Novo mercado.
Art. 96 Na oferta pública de aquisição de ações, a ser feita pelo acionista controlador ou pela Companhia, para o	~~**Art. 96** Na oferta pública de aquisição de ações, a ser feita pelo acionista controlador ou pela Companhia, para o~~	Excluído em vista da migração para o Novo mercado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 67/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
cancelamento do registro de companhia aberta, o preço mínimo a ser ofertado deverá corresponder ao valor econômico apurado no laudo de avaliação elaborado nos termos dos parágrafos 1º e 2º deste artigo, respeitadas as normas legais e regulamentares aplicáveis.	~~cancelamento do registro de companhia aberta, o preço mínimo a ser ofertado deverá corresponder ao valor econômico apurado no laudo de avaliação elaborado nos termos dos parágrafos 1º e 2º deste artigo, respeitadas as normas legais e regulamentares aplicáveis.~~	
§ 1º O laudo de avaliação referido no caput deste artigo deverá ser elaborado por instituição ou empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, de seus administradores e/ou do(s) acionista(s) controlador(es), além de satisfazer os requisitos do §1° do artigo 8° da Lei Federal nº 6.404/1976, e conter a responsabilidade prevista no §6º do mesmo artigo.	~~**§ 1º** O laudo de avaliação referido no caput deste artigo deverá ser elaborado por instituição ou empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, de seus administradores e/ou do(s) acionista(s) controlador(es), além de satisfazer os requisitos do §1° do artigo 8° da Lei Federal nº 6.404/1976, e conter a responsabilidade prevista no §6º do mesmo artigo.~~	Excluído em vista da migração para o Novo mercado.
§ 2º A escolha da instituição ou empresa especializada responsável pela determinação do valor econômico da Companhia é de competência privativa da assembleia geral, a partir da apresentação, pelo conselho de administração, de lista tríplice, devendo a respectiva deliberação, não se computando os votos em branco, e cabendo a cada ação, independentemente de espécie ou classe, o direito a um voto, ser tomada pela maioria dos votos dos acionistas representantes das ações em circulação presentes naquela assembleia, que, se instalada em primeira convocação, deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total de ações em circulação, ou que, se instalada em segunda convocação, poderá contar com a presença de qualquer número de acionistas representantes das ações em circulação.	~~**§ 2º** A escolha da instituição ou empresa especializada responsável pela determinação do valor econômico da Companhia é de competência privativa da assembleia geral, a partir da apresentação, pelo conselho de administração, de lista tríplice, devendo a respectiva deliberação, não se computando os votos em branco, e cabendo a cada ação, independentemente de espécie ou classe, o direito a um voto, ser tomada pela maioria dos votos dos acionistas representantes das ações em circulação presentes naquela assembleia, que, se instalada em primeira convocação, deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total de ações em circulação, ou que, se instalada em segunda convocação, poderá contar com a presença de qualquer número de acionistas representantes das ações em circulação.~~	Excluído em vista da migração para o Novo mercado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 68/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
CAPÍTULO XII - SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3	~~**CAPÍTULO XII - SAÍDA DO NÍVEL 2 DE GOVERNANÇA CORPORATIVA DA B3**~~	Excluído em vista da migração para o Novo mercado.
Art. 97 Caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, o acionista controlador deverá efetivar oferta pública de aquisição das ações pertencentes aos demais acionistas da Companhia, no mínimo, pelo respectivo valor econômico, a ser apurado em laudo de avaliação elaborado nos termos dos §§ 1º e 2º do artigo 96, respeitadas as normas legais e regulamentares aplicáveis.	~~**Art. 97** Caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, o acionista controlador deverá efetivar oferta pública de aquisição das ações pertencentes aos demais acionistas da Companhia, no mínimo, pelo respectivo valor econômico, a ser apurado em laudo de avaliação elaborado nos termos dos §§ 1º e 2º do artigo 96, respeitadas as normas legais e regulamentares aplicáveis.~~	Excluído em vista da migração para o Novo mercado.
Parágrafo único. O acionista controlador estará dispensado de proceder à oferta pública de aquisição de ações referida no *caput* deste artigo se a Companhia sair do Nível 2 de Governança Corporativa em razão da celebração do contrato de participação da Companhia no segmento especial da B3 denominado Novo Mercado (Novo Mercado) ou se a Companhia, resultante de reorganização societária, obtiver autorização para negociação de valores mobiliários no Novo Mercado, no prazo de 120 (cento e vinte) dias, contados da data da Assembleia Geral que aprovou a referida operação.	~~**Parágrafo único.** O acionista controlador estará dispensado de proceder à oferta pública de aquisição de ações referida no *caput* deste artigo se a Companhia sair do Nível 2 de Governança Corporativa em razão da celebração do contrato de participação da Companhia no segmento especial da B3 denominado Novo Mercado (Novo Mercado) ou se a Companhia, resultante de reorganização societária, obtiver autorização para negociação de valores mobiliários no Novo Mercado, no prazo de 120 (cento e vinte) dias, contados da data da Assembleia Geral que aprovou a referida operação.~~	Excluído em vista da migração para o Novo mercado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 69/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Art. 98 Na hipótese de não haver acionista controlador, caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa ou no Novo Mercado no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, a saída estará condicionada à realização de oferta pública de aquisição de ações nas mesmas condições previstas no artigo anterior.	~~**Art. 98** Na hipótese de não haver acionista controlador, caso seja deliberada a saída da Companhia do Nível 2 de Governança Corporativa para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Nível 2 de Governança Corporativa, ou em virtude de operação de reorganização societária, na qual a sociedade resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa ou no Novo Mercado no prazo de 120 (cento e vinte) dias contados da data da Assembleia Geral que aprovou a referida operação, a saída estará condicionada à realização de oferta pública de aquisição de ações nas mesmas condições previstas no artigo anterior.~~	Excluído em vista da migração para o Novo mercado.
§ 1º A referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.	~~**§ 1º** A referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações, o(s) qual(is), presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.~~	Excluído em vista da migração para o Novo mercado.
§ 2º Na ausência de definição dos responsáveis pela realização da oferta pública de aquisição de ações, no caso de operação de reorganização societária, na qual a companhia resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa, caberá aos acionistas que votaram favoravelmente à reorganização societária realizar a referida oferta.	~~**§ 2º** Na ausência de definição dos responsáveis pela realização da oferta pública de aquisição de ações, no caso de operação de reorganização societária, na qual a companhia resultante dessa reorganização não tenha seus valores mobiliários admitidos à negociação no Nível 2 de Governança Corporativa, caberá aos acionistas que votaram favoravelmente à reorganização societária realizar a referida oferta.~~	Excluído em vista da migração para o Novo mercado.
Art. 99 A saída da Companhia do Nível 2 de Governança Corporativa da B3 em razão de descumprimento de obrigações constantes do Regulamento do Nível 2 está	~~**Art. 99** A saída da Companhia do Nível 2 de Governança Corporativa da B3 em razão de descumprimento de obrigações constantes do Regulamento do Nível 2 está~~	Excluído em vista da migração para o Novo mercado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 70/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
condicionada à efetivação de oferta pública de aquisição de ações, no mínimo, pelo valor econômico das ações, a ser apurado em laudo de avaliação de que trata o artigo 96 do presente Estatuto, respeitadas as normas legais e regulamentares aplicáveis.	~~condicionada à efetivação de oferta pública de aquisição de ações, no mínimo, pelo valor econômico das ações, a ser apurado em laudo de avaliação de que trata o artigo 96 do presente Estatuto, respeitadas as normas legais e regulamentares aplicáveis.~~	
§ 1º O acionista controlador deverá efetivar a oferta pública de aquisição de ações prevista no *caput* desse artigo.	~~**§ 1º** O acionista controlador deverá efetivar a oferta pública de aquisição de ações prevista no *caput* desse artigo.~~	Excluído em vista da migração para o Novo mercado.
§ 2º Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa referida no *caput* decorrer de deliberação da Assembleia Geral, os acionistas que tenham votado a favor da deliberação que implicou o respectivo descumprimento deverão efetivar a oferta pública de aquisição de ações prevista no *caput*.	~~**§ 2º** Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa referida no *caput* decorrer de deliberação da Assembleia Geral, os acionistas que tenham votado a favor da deliberação que implicou o respectivo descumprimento deverão efetivar a oferta pública de aquisição de ações prevista no *caput*.~~	Excluído em vista da migração para o Novo mercado.
§ 3º Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* ocorrer em razão de ato ou fato da administração, os administradores da Companhia deverão convocar Assembleia Geral de Acionistas cuja ordem do dia será a deliberação sobre como sanar o descumprimento das obrigações constantes do Regulamento do Nível 2 ou, se for o caso, deliberar pela saída da Companhia do Nível 2 de Governança Corporativa.	~~**§ 3º** Na hipótese de não haver acionista controlador e a saída do Nível 2 de Governança Corporativa da B3 referida no *caput* ocorrer em razão de ato ou fato da administração, os administradores da Companhia deverão convocar Assembleia Geral de Acionistas cuja ordem do dia será a deliberação sobre como sanar o descumprimento das obrigações constantes do Regulamento do Nível 2 ou, se for o caso, deliberar pela saída da Companhia do Nível 2 de Governança Corporativa.~~	Excluído em vista da migração para o Novo mercado.
§ 4º Caso a Assembleia Geral mencionada no §3º delibere pela saída da Companhia do Nível 2 de Governança Corporativa da B3, a referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações prevista no *caput*, o(s) qual(is),	~~**§ 4º** Caso a Assembleia Geral mencionada no §3º delibere pela saída da Companhia do Nível 2 de Governança Corporativa da B3, a referida Assembleia Geral deverá definir o(s) responsável(is) pela realização da oferta pública de aquisição de ações prevista no *caput*, o(s) qual(is),~~	Excluído em vista da migração para o Novo mercado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 71/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.	~~presente(s) na assembleia, deverá(ão) assumir expressamente a obrigação de realizar a oferta.~~	
CAPÍTULO XIII – PROTEÇÃO À DISPERSÃO ACIONÁRIA	**CAPÍTULO ~~XIII~~ XII – PROTEÇÃO À DISPERSÃO ACIONÁRIA**	Renumerado, considerando a exclusão de capítulo precedente.
Art. ~~100~~ 92 O acionista ou grupo de acionistas que, direta ou indiretamente, vier a se tornar titular de ações ordinárias que, em conjunto, ultrapassem 25% (vinte e cinco por cento) do capital votante da Copel e que não retorne a patamar inferior a tal percentual em até 120 (cento e vinte) dias deverá realizar uma oferta pública para a aquisição da totalidade das demais ações ordinárias, por valor, no mínimo, 100% (cem por cento) superior à maior cotação das ações ordinárias nos últimos 504 (quinhentos e quatro) pregões anteriores a data em que o acionista ou o grupo de acionistas ultrapassar o limite previsto neste artigo, atualizada *pro rata dies*, pela taxa do Sistema Especial de Liquidação e Custódia – SELIC.	**Art. ~~100~~ 96** O acionista ou grupo de acionistas que, direta ou indiretamente, vier a se tornar titular de ações ordinárias que, em conjunto, ultrapassem 25% (vinte e cinco por cento) do capital votante da Copel e que não retorne a patamar inferior a tal percentual em até 120 (cento e vinte) dias deverá realizar uma oferta pública para a aquisição da totalidade das demais ações ordinárias, por valor, no mínimo, 100% (cem por cento) superior à maior cotação das ações ordinárias nos últimos 504 (quinhentos e quatro) pregões anteriores a data em que o acionista ou o grupo de acionistas ultrapassar o limite previsto neste artigo, atualizada *pro rata dies*, pela taxa do Sistema Especial de Liquidação e Custódia – SELIC.	Renumerado, considerando a exclusão de artigos precedentes.
Parágrafo único. A obrigação de realizar oferta pública de aquisição não se aplicará à participação efetiva, direta ou indireta, dos acionistas que tenham, na data da entrada em vigor do dispositivo, participação superior ao previsto no **caput,** mas será aplicável caso (1) futuramente, após redução, a sua participação venha a aumentar e ultrapassar o percentual de 25% (vinte e cinco por cento) do capital votante da Companhia; ou (2) não tenha reduzido sua participação abaixo do percentual previsto no **caput**, venha a adquirir qualquer participação adicional que não seja alienada no prazo previsto neste artigo.	**Parágrafo único.** A obrigação de realizar oferta pública de aquisição não se aplicará à participação efetiva, direta ou indireta, dos acionistas que tenham, na data da entrada em vigor do dispositivo, participação superior ao previsto no **caput,** mas será aplicável caso (1) futuramente, após redução, a sua participação venha a aumentar e ultrapassar o percentual de 25% (vinte e cinco por cento) do capital votante da Companhia; ou (2) não tenha reduzido sua participação abaixo do percentual previsto no **caput**, venha a adquirir qualquer participação adicional que não seja alienada no prazo previsto neste artigo.	Mantém inalterado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 72/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
Art. ~~101~~ 93 O acionista ou grupo de acionistas que, direta ou indiretamente, vier a se tornar titular de ações ordinárias que, em conjunto, ultrapassem 50% (cinquenta por cento) do capital votante da Copel e que não retorne a patamar inferior a tal percentual em até 120 (cento e vinte) dias deverá realizar uma oferta pública para a aquisição da totalidade das demais ações ordinárias, por valor, no mínimo, 200% (duzentos por cento) superior à maior cotação das ações ordinárias nos últimos 504 (quinhentos e quatro) pregões, anteriores a data em que o acionista ou o grupo de acionistas ultrapassar o limite previsto neste artigo, atualizada *pro rata dies*, pela taxa do Sistema Especial de Liquidação e Custódia – SELIC.	**Art. ~~101~~ 97** O acionista ou grupo de acionistas que, direta ou indiretamente, vier a se tornar titular de ações ordinárias que, em conjunto, ultrapassem 50% (cinquenta por cento) do capital votante da Copel e que não retorne a patamar inferior a tal percentual em até 120 (cento e vinte) dias deverá realizar uma oferta pública para a aquisição da totalidade das demais ações ordinárias, por valor, no mínimo, 200% (duzentos por cento) superior à maior cotação das ações ordinárias nos últimos 504 (quinhentos e quatro) pregões, anteriores a data em que o acionista ou o grupo de acionistas ultrapassar o limite previsto neste artigo, atualizada *pro rata dies*, pela taxa do Sistema Especial de Liquidação e Custódia – SELIC.	Renumerado, considerando a exclusão de artigos precedentes.
CAPÍTULO XIV – EMISSÃO DE *UNITS*	~~**CAPÍTULO XIV – EMISSÃO DE *UNITS***~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.
Art. 102 A Companhia poderá patrocinar a emissão de certificados de depósito de ações, representativos de 1 (uma) ação ordinária e 4 (quatro) ações preferenciais classe B ("**Units**").	~~**Art. 102** A Companhia poderá patrocinar a emissão de certificados de depósito de ações, representativos de 1 (uma) ação ordinária e 4 (quatro) ações preferenciais classe B ("**Units**").~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.
§ 1º As *Units* poderão ser emitidas: (i) mediante solicitação dos acionistas que detenham ações em quantidade necessária à composição das *Units*, observados os prazos, regras e procedimentos fixados pelo Conselho de Administração; (ii) mediante deliberação do Conselho de Administração, em caso de aumento de capital dentro do limite de capital autorizado com a emissão de novas ações a serem representadas por *Units*; e (iii) nos casos previstos nos arts. 105 e 106 do presente Estatuto.	~~**§ 1º** As *Units* poderão ser emitidas: (i) mediante solicitação dos acionistas que detenham ações em quantidade necessária à composição das *Units*, observados os prazos, regras e procedimentos fixados pelo Conselho de Administração; (ii) mediante deliberação do Conselho de Administração, em caso de aumento de capital dentro do limite de capital autorizado com a emissão de novas ações a serem representadas por *Units*; e (iii) nos casos previstos nos arts. 105 e 106 do presente Estatuto.~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 73/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
§ 2º Somente poderão ser objeto de depósito para a emissão de *Units* ações livres de ônus e gravames.	~~§ 2º Somente poderão ser objeto de depósito para a emissão de *Units* ações livres de ônus e gravames.~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.
§ 3º A Companhia poderá contratar instituição financeira para emissão das *Units*.	~~§ 3º A Companhia poderá contratar instituição financeira para emissão das *Units*.~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.
Art. 103 Os titulares das *Units* terão os mesmos direitos e vantagens das ações por elas representadas, inclusive quanto ao pagamento de dividendos, juros sobre o capital próprio e quaisquer outras bonificações, pagamentos ou proventos a que possam fazer jus.	~~**Art. 103** Os titulares das *Units* terão os mesmos direitos e vantagens das ações por elas representadas, inclusive quanto ao pagamento de dividendos, juros sobre o capital próprio e quaisquer outras bonificações, pagamentos ou proventos a que possam fazer jus.~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.
Parágrafo Único. Os titulares das *Units* têm o direito de participar das Assembleias Gerais e nelas exercer todas as prerrogativas conferidas às ações representadas pelas *Units*, mediante comprovação de sua titularidade e observadas as regras de representação de acionistas previstas neste Estatuto.	~~**Parágrafo Único.** Os titulares das *Units* têm o direito de participar das Assembleias Gerais e nelas exercer todas as prerrogativas conferidas às ações representadas pelas *Units*, mediante comprovação de sua titularidade e observadas as regras de representação de acionistas previstas neste Estatuto.~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.
Art. 104 As *Units* são escriturais, observado que, a partir da emissão das *Units*, as ações depositadas ficarão registradas em conta de depósito aberta em nome do titular das ações perante a instituição financeira depositária.	~~**Art. 104** As *Units* são escriturais, observado que, a partir da emissão das *Units*, as ações depositadas ficarão registradas em conta de depósito aberta em nome do titular das ações perante a instituição financeira depositária.~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.
§ 1º Salvo na hipótese de cancelamento das *Units*, a propriedade das ações representadas pelas *Units* somente poderá ser transferida por meio da transferência das *Units*.	~~§ 1º Salvo na hipótese de cancelamento das *Units*, a propriedade das ações representadas pelas *Units* somente poderá ser transferida por meio da transferência das *Units*.~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.
§ 2º O titular das *Units* terá o direito de solicitar à instituição financeira depositária, a qualquer tempo, o cancelamento das *Units* e a consequente entrega das respectivas ações depositadas, observados os prazos, regras e procedimentos a serem fixados pelo Conselho de Administração.	~~§ 2º O titular das *Units* terá o direito de solicitar à instituição financeira depositária, a qualquer tempo, o cancelamento das *Units* e a consequente entrega das respectivas ações depositadas, observados os prazos, regras e procedimentos a serem fixados pelo Conselho de Administração.~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 74/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
§ 3º As *Units* sujeitas a ônus, gravames ou embaraços não poderão ser objeto de pedido de cancelamento.	~~**§ 3º** As *Units* sujeitas a ônus, gravames ou embaraços não poderão ser objeto de pedido de cancelamento.~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.
§ 4º O Conselho de Administração poderá, a qualquer tempo, suspender por prazo determinado, não superior a 30 (trinta) dias, a possibilidade de cancelamento de *Units* referida no § 2º, no caso de início de oferta pública de distribuição primária e/ou secundária de *Units*, no mercado local e/ou internacional.	~~**§ 4º** O Conselho de Administração poderá, a qualquer tempo, suspender por prazo determinado, não superior a 30 (trinta) dias, a possibilidade de cancelamento de *Units* referida no § 2º, no caso de início de oferta pública de distribuição primária e/ou secundária de *Units*, no mercado local e/ou internacional.~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.
Art. 105 Nas hipóteses de desdobramento, grupamento, bonificação ou emissão de novas ações mediante a capitalização de lucros ou reservas, as seguintes regras deverão ser observadas com relação às *Units*:	~~**Art. 105** Nas hipóteses de desdobramento, grupamento, bonificação ou emissão de novas ações mediante a capitalização de lucros ou reservas, as seguintes regras deverão ser observadas com relação às *Units*:~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.
I no caso de aumento da quantidade de ações de emissão da Companhia, a instituição financeira depositária registrará o depósito das novas ações e creditará novas *Units* na conta dos respectivos titulares, de modo a refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no artigo ~~106~~ 102 do presente Estatuto, sendo que as ações que não forem passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*; e	~~**I** no caso de aumento da quantidade de ações de emissão da Companhia, a instituição financeira depositária registrará o depósito das novas ações e creditará novas *Units* na conta dos respectivos titulares, de modo a refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no artigo 106 102 do presente Estatuto, sendo que as ações que não forem passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*; e~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.
II no caso da redução da quantidade de ações de emissão da Companhia, a instituição financeira depositária debitará as contas de depósito de *Units* dos titulares das ações grupadas, efetuando o cancelamento automático de *Units* em número suficiente para refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no artigo 102 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão	~~**II** no caso da redução da quantidade de ações de emissão da Companhia, a instituição financeira depositária debitará as contas de depósito de *Units* dos titulares das ações grupadas, efetuando o cancelamento automático de *Units* em número suficiente para refletir o novo número de ações detidas pelos titulares das *Units*, sempre observando a proporção prevista no artigo 102 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 75/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
creditadas diretamente aos acionistas, sem a emissão de *Units*.	~~creditadas diretamente aos acionistas, sem a emissão de *Units*.~~	
Art. 106 Na hipótese de exercício do direito de preferência para a subscrição de ações de emissão da Companhia, se houver, a instituição financeira depositária criará novas *Units* no livro de registro de *Units* escriturais, creditando-lhes aos respectivos titulares, de modo a refletir a nova quantidade de ações depositadas na conta de depósito vinculada às *Units*, sempre observando a proporção prevista no artigo 102-do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.	~~**Art. 106** Na hipótese de exercício do direito de preferência para a subscrição de ações de emissão da Companhia, se houver, a instituição financeira depositária criará novas *Units* no livro de registro de *Units* escriturais, creditando-lhes aos respectivos titulares, de modo a refletir a nova quantidade de ações depositadas na conta de depósito vinculada às *Units*, sempre observando a proporção prevista no artigo 102 do presente Estatuto, sendo que as ações não passíveis de constituir *Units* serão creditadas diretamente aos acionistas, sem a emissão de *Units*.~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.
Parágrafo Único. Nos casos em que houver o exercício do direito de preferência para a subscrição de outros valores mobiliários de emissão da Companhia, não ocorrerá o crédito automático de *Units*.	~~**Parágrafo Único.** Nos casos em que houver o exercício do direito de preferência para a subscrição de outros valores mobiliários de emissão da Companhia, não ocorrerá o crédito automático de *Units*.~~	Excluído, considerando a conversão das ações preferenciais em ordinárias.
CAPÍTULO XV - RESOLUÇÃO DE CONFLITOS	**CAPÍTULO ~~XV~~ XIII - RESOLUÇÃO DE CONFLITOS**	Renumerado, considerando a exclusão de capítulo precedente.
Art. 107 A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, perante a Câmara de Arbitragem do Mercado, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda de, em especial, quanto aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei Federal nº 6.404/1976 e alterações posteriores, neste Estatuto, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas	**Art.** ~~107~~ **98** A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal, efetivos e suplentes, obrigam-se a resolver, por meio de arbitragem, perante a Câmara de Arbitragem do Mercado, na forma de seu regulamento, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda de sua condição de emissor, acionistas, administradores, e membros do conselho fiscal, e, em especial, decorrentes ~~quanto aplicação, validade, eficácia, interpretação, violação e seus efeitos,~~ das disposições contidas na Lei Federal nº 6.404/1976, na Lei federal nº 6.385/76~~, e alterações~~	Renumerado com ajuste de texto, visando refletir os dispositivos obrigatórios do Novo Mercado.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 76/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento do Nível 2, do Regulamento de Arbitragem, do Regulamento de Sanções e do Contrato de Participação no Nível 2 de Governança Corporativa.	~~posteriores,~~ neste Estatuto, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento do Novo Mercado, dos demais regulamentos da B3 e do Contrato de Participação no Novo Mercado ~~Nível 2, do Regulamento de Arbitragem, do Regulamento de Sanções e do Contrato de Participação no Nível 2 de Governança Corporativa.~~	
CAPÍTULO XVI - DISPOSIÇÕES GERAIS	**CAPÍTULO ~~XVI~~ XIV - DISPOSIÇÕES GERAIS**	Renumerado, considerando a exclusão de capítulo precedente.
Art. 108 Na hipótese de retirada de acionistas, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor patrimonial por ação, a ser apurado com base no último conjunto de demonstrações financeiras aprovadas pela assembleia geral, sendo facultado ao acionista requerer levantamento de balanço especial nas hipóteses previstas no artigo 45 da Lei nº 6.404/1976.	**Art. ~~108~~ 99** Na hipótese de retirada de acionistas, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor patrimonial por ação, a ser apurado com base no último conjunto de demonstrações financeiras aprovadas pela assembleia geral, sendo facultado ao acionista requerer levantamento de balanço especial nas hipóteses previstas no artigo 45 da Lei nº 6.404/1976.	Mantém inalterado.
Art. 109 A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em normas regulatórias e normativas expedidas por órgãos estaduais e federais.	**Art. ~~109~~ 100** A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em normas regulatórias e normativas expedidas por órgãos estaduais e federais.	Mantém inalterado.
Art. 110 O representante dos empregados da Companhia, eleito pela 68ª AGO, realizada em 28.04.2023, como membro do Conselho de Administração, permanecerá na	**Art. ~~110~~ 101** O representante dos empregados da Companhia, eleito pela 68ª AGO, realizada em 28.04.2023, como membro do Conselho de Administração, permanecerá	Renumerado, considerando a exclusão de artigos precedentes.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 77/78

ESTATUTO SOCIAL COPEL (HOLDING)
QUADRO COMPARATIVO DE ALTERAÇÕES

Artigo atual Última alteração na 207ª AGE, de xx.07.2023	**Estatuto proposto**	**Justificativa**
posição até o final do seu respectivo mandato a ser encerrado na Assembleia Geral Ordinária a ser realizada em 2025.	na posição até o final do seu respectivo mandato a ser encerrado na Assembleia Geral Ordinária a ser realizada em 2025.	

Estatuto Social Copel Holding – Quadro comparativo de alterações - 7/6/2023 – pág. 78/78

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO
DO ESTADO

Anexo XI

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

PARECER DO CONSELHO FISCAL SOBRE A PROPOSTA DE REFORMA E CONSOLIDAÇÃO DO ESTATUTO SOCIAL DA COMPANHIA DE MODO A PREVER QUE O CONSELHO DE ADMINISTRAÇÃO POSSA APROVAR, SEM MODIFICAÇÃO ESTATUTÁRIA, O AUMENTO DO CAPITAL SOCIAL, ATÉ O LIMITE DE 4.000.000.000 DE AÇÕES, NOMINATIVAS, ESCRITURAIS E SEM VALOR NOMINAL

Os membros do Conselho Fiscal da Companhia Paranaense de Energia - Copel, abaixo assinados, dentro de suas atribuições e responsabilidades legais e estatutárias, procederam ao exame da proposta de reforma e consolidação do estatuto da Companhia a ser submetida à apreciação pela Assembleia Geral, Estatuto Capital Autorizado, aprovado pelo Conselho de Administração da Companhia em reunião realizada nesta data. A proposta foi recebida e analisada individualmente pelos conselheiros antecipadamente à reunião e discutida previamente com a Administração. Com base nas análises efetuadas, no acompanhamento das discussões sobre a proposta e nos esclarecimentos prestados pela Administração, e, considerando ainda os pareceres internos e externos favoráveis, os Conselheiros Fiscais opinam que a referida proposta de reforma estatutária pode ser submetida à apreciação e deliberação pela Assembleia Geral.

Curitiba, 07 de junho de 2023

(assinado eletronicamente) **DEMETRIUS NICHELE MACEI** (presidente), **HARRY FRANÇÓIA JÚNIOR, JOSÉ PAULO DA SILVA FILHO, VICTOR PINA DIAS** e **MARCO AURELIO SANTOS CARDOSO**

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

PARECER DO CONSELHO FISCAL SOBRE A PROPOSTA DE AUTORIZAÇÃO PARA REALIZAÇÃO, PELA COMPANHIA, DA OFERTA PÚBLICA DE DISTRIBUIÇÃO PRIMÁRIA DE AÇÕES ORDINÁRIAS DE EMISSÃO DA COMPANHIA E DE AMERICAN DEPOSITARY RECEIPTS, E CONSEQUENTE SUBMISSÃO DO PEDIDO DE REGISTRO DA OFERTA

Os membros do Conselho Fiscal da Companhia Paranaense de Energia - Copel, abaixo assinados, dentro de suas atribuições e responsabilidades legais e estatutárias, procederam ao exame do pedido à Assembleia Geral de autorização para realização, pela Companhia, da oferta pública de distribuição primária de ações ordinárias de emissão da Companhia e de American Depositary Receipts ("ADR" e "Oferta"), e consequente submissão do pedido de registro da Oferta ("Pedido de Registro"): (i) à Comissão de Valores Mobiliários ("CVM") nos termos da Lei Federal nº 6.385, de 7.12.1976, da Resolução CVM nº 160, de 13.7.2022 ("RCVM 160/22"), e demais disposições legais e regulamentares aplicáveis; e (ii) à U.S. Securities and Exchange Commission ("SEC"), nos termos da U.S. Securities Act de 1933, e demais regras adotadas pela SEC. Com base nas análises efetuadas, no acompanhamento das discussões sobre a proposta e nos esclarecimentos prestados pela Administração, os Conselheiros Fiscais opinam que a proposta de autorização para realização, pela Companhia, da Oferta, e consequente submissão do Pedido de Registro, se encontra em condições de ser apreciado pela Assembleia Geral Extraordinária dos Acionistas da Companhia, opinando por sua aprovação.

Curitiba, 07 de junho de 2023

(assinado eletronicamente) **DEMETRIUS NICHELE MACEI** (presidente), **HARRY FRANÇÓIA JÚNIOR, JOSÉ PAULO DA SILVA FILHO, VICTOR PINA DIAS** e **MARCO AURELIO SANTOS CARDOSO**

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

PARECER DO CONSELHO FISCAL SOBRE A PROPOSTA DE CRIAÇÃO DA GOLDEN SHARE - CRIAÇÃO, SOB CONDIÇÃO SUSPENSIVA DA LIQUIDAÇÃO DA OFERTA PÚBLICA DE DISTRIBUIÇÃO SECUNDÁRIA DE AÇÕES A SER REALIZADA PELO ESTADO DO PARANÁ COM CONSEQUENTE TRANSFORMAÇÃO DA COMPANHIA EM SOCIEDADE ANÔNIMA DE CAPITAL DISPERSO E SEM ACIONISTA CONTROLADOR, DE AÇÃO PREFERENCIAL DE CLASSE ESPECIAL, NOS TERMOS DO ART. 17, § 7.º, DA LEI FEDERAL Nº 6.404, DE 15.12.1976, E EM CONFORMIDADE COM A LEI ESTADUAL Nº 21.272/2022

Os membros do Conselho Fiscal da Companhia Paranaense de Energia - Copel, abaixo assinados, dentro de suas atribuições e responsabilidades legais e estatutárias, procederam ao exame da proposta a ser submetida à Assembleia Geral de criação, sob condição suspensiva da liquidação da oferta pública de distribuição secundária de ações a ser realizada pelo Estado do Paraná com consequente transformação da Companhia em sociedade anônima de capital disperso e sem acionista controlador ("Transformação em Corporação"), de ação preferencial de classe especial, nos termos do art. 17, § 7.º, da Lei Federal nº 6.404, de 15.12.1976, e em conformidade com a Lei Estadual nº 21.272, de 30.11.2022, com as seguintes características, preferências e vantagens ("Golden Share"); (i) será de titularidade exclusiva do Estado do Paraná; (ii) somente poderá ser resgatada mediante autorização legal e deliberação da assembleia geral extraordinária; (iii) conferirá prioridade no reembolso do capital social, sem prêmio, correspondente ao percentual da cifra do capital social representada por tal ação; (iv) não terá direito de voto e não adquirirá direito de voto pleno em caso de não declaração ou pagamento dos proventos a que fizer jus; (v) enquanto o Estado do Paraná for titular de ações representativas de, pelo menos, 10% do total de ações emitidas pela Companhia, conferirá poder de veto nas deliberações da assembleia geral: (a) que autorizem os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o final da concessão; (b) que visem à modificação do estatuto da Companhia com a finalidade de remoção ou alteração: 1. da obrigação de manutenção da atual denominação da Companhia; 2. da obrigação de manutenção da sede da Companhia no Estado do Paraná; 3. da vedação de que qualquer acionista ou grupo de acionistas exerça votos em número superior a 10% da quantidade de ações em que se dividir o capital votante da Companhia; 4. da vedação de celebração, de arquivamento e de registro de acordos de acionistas para o exercício de direito de voto, exceto para a formação de blocos com número de votos inferior ao limite previsto no estatuto da Companhia; e 5. a competência exclusiva da assembleia geral de autorizar os administradores a aprovar e executar o Plano Anual de Investimentos da Copel Distribuição S.A. caso os investimentos, a partir do ciclo tarifário 2021/2025, considerados prudentes pela Aneel, não atinjam, no mínimo, 2,0x da Quota de Reintegração Regulatória (QRR), daquele mesmo ciclo de Revisão Tarifária Ordinária e/ou, no acumulado, até o

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

final da concessão. Com base nas análises efetuadas, no acompanhamento das discussões sobre a proposta e nos esclarecimentos prestados pela Administração, e, considerando ainda os pareceres internos e externos favoráveis, os Conselheiros Fiscais opinam que a referida proposta de criação da Golden Share pode ser submetida à apreciação e deliberação pela Assembleia Geral.

Curitiba, 07 de junho de 2023

(assinado eletronicamente) **DEMETRIUS NICHELE MACEI** (presidente), **HARRY FRANÇÓIA JÚNIOR, JOSÉ PAULO DA SILVA FILHO, VICTOR PINA DIAS** e **MARCO AURELIO SANTOS CARDOSO**

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

PARECER DO CONSELHO FISCAL SOBRE A PROPOSTA DE CONVERSÃO, SOB CONDIÇÃO SUSPENSIVA DA TRANSFORMAÇÃO EM CORPORAÇÃO, DE UMA AÇÃO ORDINÁRIA DE TITULARIDADE DO ESTADO DO PARANÁ EM UMA GOLDEN SHARE, EM CONFORMIDADE COM A LEI ESTADUAL Nº 21.272/2022

Os membros do Conselho Fiscal da Companhia Paranaense de Energia - Copel, abaixo assinados, *dentro de suas atribuições e responsabilidades legais e estatutárias, procederam ao exame da proposta de conversão, sob condição suspensiva da Transformação em Corporação, de uma ação ordinária de titularidade do Estado do Paraná em uma Golden Share, em conformidade com a Lei Estadual nº 21.272/2022 ("Conversão da Golden Share"), à ser submetida à apreciação pela Assembleia Geral, Estatuto Corporação, aprovada pelo Conselho de Administração da Companhia em reunião realizada nesta data. A proposta foi recebida e analisada individualmente pelos conselheiros antecipadamente à reunião e discutidas previamente com a Administração. Com base nas análises efetuadas, no acompanhamento das discussões sobre a proposta e nos esclarecimentos prestados pela Administração, os Conselheiros Fiscais opinam que a referida proposta de Conversão da Golden Share pode ser submetida à apreciação e deliberação pela Assembleia Geral.*

Curitiba, 07 de junho de 2023

(assinado eletronicamente) **DEMETRIUS NICHELE MACEI** (presidente), **HARRY FRANÇÓIA JÚNIOR, JOSÉ PAULO DA SILVA FILHO, VICTOR PINA DIAS** e **MARCO AURELIO SANTOS CARDOSO**

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

PARECER DO CONSELHO FISCAL SOBRE A PROPOSTA DE CONVERSÃO MANDATÓRIA DE TODAS AS AÇÕES PREFERENCIAIS CLASSE A E TODAS AS AÇÕES PREFERENCIAIS CLASSE B EM AÇÕES ORDINÁRIAS, NOMINATIVAS, ESCRITURAIS E SEM VALOR NOMINAL, NA PROPORÇÃO DE UMA AÇÃO PREFERENCIAL CLASSE A OU CLASSE B PARA UMA AÇÃO ORDINÁRIA, CUJA EFICÁCIA ESTARÁ SUBORDINADA AO IMPLEMENTO DE DETERMINADAS CONDIÇÕES SUSPENSIVAS

Os membros do Conselho Fiscal da Companhia Paranaense de Energia - Copel, abaixo assinados, dentro de suas atribuições e responsabilidades legais e estatutárias, procederam ao exame da proposta, aprovada pelo Conselho de Administração da Companhia em reunião realizada nesta data, de conversão mandatória de todas as ações preferenciais classe A e todas as ações preferenciais classe B em ações ordinárias, nominativas, escriturais e sem valor nominal, na proporção de uma ação preferencial classe A ou classe B para uma ação ordinária ("Conversão de Ações") à ser submetida à apreciação pela Assembleia Geral, cuja eficácia estará subordinada ao implemento das das seguintes condições suspensivas ("Condições Suspensivas do Novo Mercado"): (i) Transformação em Corporação; (ii) ratificação da Conversão de Ações em assembleia especial de acionistas preferencialistas, nos termos do art. 136, § 1.º da Lei Federal nº 6.404, de 15.12.1976 ("Ratificação"); e (iii) efetivo ingresso da Companhia no segmento do Novo Mercado e efetiva admissão à negociação das ações da Companhia no segmento do Novo Mercado ("Migração ao Novo Mercado"). A proposta foi recebida e analisada individualmente pelos conselheiros antecipadamente à reunião e discutidas previamente com a Administração. Com base nas análises efetuadas, no acompanhamento das discussões sobre a proposta e nos esclarecimentos prestados pela Administração, os Conselheiros Fiscais opinam que a referida proposta de Conversão de Ações pode ser submetida à apreciação e deliberação pela Assembleia Geral.

Curitiba, 07 de junho de 2023

(assinado eletronicamente) **DEMETRIUS NICHELE MACEI** (presidente), **HARRY FRANÇÓIA JÚNIOR, JOSÉ PAULO DA SILVA FILHO, VICTOR PINA DIAS** e **MARCO AURELIO SANTOS CARDOSO**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 7, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.